Form 20-F
period 2020-12-31
Siyata Mobile Inc.
filed 2021-06-30
CIK 1649009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-39557

SIYATA MOBILE INC.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

British Columbia

(Jurisdiction of incorporation or organization)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Marc Seelenfreund

(514) 500-1181

marc@siyata.net

2200 - 885 West Georgia Street

Vancouver, British Columbia V6C-3E8

514-500-1181

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value per common share	SYTA	Nasdaq Capital Market
Common Share Purchase Warrants, no par value per common share	SYTAW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

4,663,331 common shares, no par value per common share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐     No ☒

i

CERTAIN DEFINED TERMS

Unless otherwise indicated, all references to “Siyata,” the “Company,” “we,” “our,” “us” or similar terms refer to Siyata Mobile Inc. and its subsidiaries.

NOTE ON PRESENTATION

Our audited consolidated financial statements for the year ended December 31, 2020, included elsewhere in this annual report on Form 20-F, or the Annual Report, are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

On September 24, 2020, we effected a reverse share split of our issued and outstanding common shares on the basis of one (1) common share for one hundred and forty-five (145) common shares, or the Reverse Split. Unless otherwise indicated, the share and per share information in this Annual Report, reflects the Reverse Split.

References to “U.S. dollars” and “US$” are to currency of the United States of America, references to “CAD$” are to the currency of Canada, also known as the Canadian dollar and references to “NIS” are to the New Israeli Shekel, the currency of Israel.

Certain monetary amounts, percentages, and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements,” which includes information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations and effectively utilize the capital raised therefrom;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to meet the continued listing requirements and standards of the Nasdaq Capital Market, or Nasdaq;

●	our ability to meet our financial operating objectives;

●	the availability of, and our ability to attract, qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and any new business opportunities;

●	our ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights; and

●	the effects of the global COVID-19 pandemic.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipated in our forward-looking statements. Please see “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” for additional factors that could adversely impact our business and financial performance.

Moreover, new risks regularly emerge and it is not possible for our management to predict or articulate all the risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this Annual Report.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this Annual Report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our common shares and warrants to purchase common shares, or the Warrants, could decline.

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses and we may never achieve or maintain profitability.

Risks Related to Our Business and Industry

●	We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

●	We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

●	We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

●	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

●	If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

●	In 2019, our independent registered public accountants identified two material weaknesses in our internal controls over financial reporting, which have only been partially remediated. In 2020, our independent registered public accountants identified six material weaknesses in our internal controls over financial reporting. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Risks Related to Government Regulation

●	We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

●	Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

Risks Related to Our Intellectual Property

●	If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

●	Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

●	Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

Risks Related to our Locations in Israel and Canada and Our International Operations

●	Conditions in Israel could materially and adversely affect our business.

●	Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

●	Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

Risks Related to Ownership of Our Securities

●	We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects. In addition, such funding may dilute our existing shareholders.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of December 31, 2020, we had an accumulated deficit of $38,893,870. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our independent registered public accounting firm, in its report on our financial statements for the year ended December 31, 2020, has raised substantial doubt about our ability to continue as a going concern.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2019 and 2020. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2019, our independent registered public accountants identified several material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2020, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the lack of formal review of the customers return rights for products prior to revenue recognition. The second material weakness related to the review of receivables for the purpose of recording expected credit losses. The third material weakness related to the review of inventory and spare parts for obsolete or slow-moving products. The fourth material weakness related to the lack of formal review regarding appropriateness of classification of share issuance costs versus transaction expenses through profit and loss. The fifth material weakness related to the classification of amounts held in trust separate from cash and equivalents. The final material weakness related to the need to set a formal policy to enter all post-closing adjustments within a set time period after year end, before providing records to the auditors.

In 2019, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to insufficient audit support being available to support journal entry testing. specifically relating to an exchange of products initially sold in the 2017 fiscal year. The second material weakness is regarding informal policies surrounding internal controls and financial reporting for product returns and intercompany transactions.

For the material weaknesses identified in our 2019 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

-	The Company engaged an independent valuator annually to determine the present value of future cash flows in the determination according to IAS38 if an intangible asset meets the criteria for capitalization and subsequent expense of any costs in excess.

-	The Company has brought on a full-time CFO in its Israel office to review its internal controls and financial reporting process. In 2017, when the first material weakness discussed above occurred, the Company had not had a full-time CFO to review its financial reporting process. The Company believes that the full-time CFO in Israel will remedy these issues in our fiscal year ending 2021.

-	The Company has improved its internal financial reporting communication process. The Company has streamlined the communications between the Company’s Israel and Canadian-based financial reporting groups. Furthermore, the Company’s Audit Committee adopted a policy requiring the Company’s Canadian CFO to meet with the Company’s Israel-based reporting group at least twice a year to ensure that the Israel reporting group’s policies and procedures are consistent with those in Canada and that all the inventory is properly tracked and procedures for intercompany transactions must follow our existing formal standard procedures. However, due to the COVID-19 pandemic, our Chief Financial officer was not able to physically travel to Israel during the fiscal year ended December 31, 2020. We believe that these measures should ensure that for the 2021 fiscal year, our financial controls will be remediated.

-	The Audit Committee will ensure that at the quarterly financial meetings, there will be an agenda item to discuss policies and procedures in place in ensure internal control compliance with respect to intercompany transactions and returns so that all documentation is clear, consistent and that they are recorded in a timely manner and the pricing policy is consistent.

To date, we have only partially remediated the material weaknesses identified in 2019 above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Common Shares to decline.

We began to take steps to remediate these material weaknesses and strengthen our internal control over financial reporting, including the following:

(i)	documenting and formally assessing our accounting and financial reporting policies and procedures; and

(ii)	increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

Risks Related to Our Business and Industry

We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

More than 60% of our revenues for the year ended December 31, 2020, were generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers. Our wireless carrier channel partners currently include:

●	AT&T, in the United States;

●	FirstNet, in the United States;

●	Verizon, in the United States;

●	Bell Mobility, in Canada;

●	Rogers, in Canada;

●	Motorola Solutions, in Israel;

●	Pelephone, in Israel;

●	Partner Communications, in Israel; and

●	Cellcom, in Israel.

While these arrangements are typically long term, they generally do not contain any firm purchase volume commitments. As a result, our channel partners are not contractually obligated to purchase from us any minimum number of products. We are generally required to satisfy any and all purchase orders delivered to us within specified delivery windows, with limited exceptions (such as orders significantly in excess of forecasts). If we are unable to efficiently manage our supply and satisfy purchase orders on a timely basis to our channel partners, we may be in breach of our sales arrangements and lose potential sales. If a technical issue with any of our covered products exceeds certain present failure thresholds for the relevant performance standard or standards, the channel partner typically has the right to cease selling the product, cancel open purchase orders and levy certain monetary penalties. If our products suffer technical issues or failures following sales to our channel partners, we may be subject to significant monetary penalties and our channel partners may cease making purchase orders, which would significantly harm our business and results of operations. In addition, our channel partners retain sole discretion in which of their stocked products to offer their customers. While we may offer limited customer incentives, we generally have limited to no control over which products our channel partners decide to offer or promote, which directly impacts the number of products that our partners will purchase from us.

In addition, our channel partners may be unsuccessful in marketing, selling and supporting our solutions. They may also market, sell and support solutions that are somewhat competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products in lieu of our products, particularly for our bigger competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our generally large-scale channel partners. As a result, our channel partners may stop selling our products completely. While we employ a small direct sales force, our channel partners have significantly larger sales teams who are not contractually obligated to promote any of our devices and often have multiple competing devices in stock to offer their customers. In addition, downstream sales by our channel partners often succeed due to attractive device prices and monthly rate plans, which we do not control. In certain cases, we may promote our own devices through customer incentives, however, there can be no assurance that any such incentives would contribute to increased purchases of our products. Further, given the impact of attractive pricing on ultimate sales, we generally must offer increased promotional funding or price reductions for our more expensive products. This promotional funding or price reductions operate to reduce our margins and significantly impact our profitability.

New sales channel partners may take several months or more to achieve significant sales. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to their customers, or violate laws or our corporate policies.

If we fail to effectively manage our existing or future sales channel partners, our channel partners fail to promote our products effectively, we are unable to meet our obligations under our sales arrangements or future agreements that we may enter into with wireless carrier customers have terms that are more favorable to the customer, our business and results of operations would be harmed.

We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

Our revenues have been primarily in the industrial enterprise market, and we are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets. End customers in the public sector market may remain, for reasons outside our control, tied to Land Mobile Radio, or LMR, solutions or other competitive alternatives to our devices. Sales of our products to these buyers may also be delayed or limited by these competitive conditions. If our products are not widely accepted by buyers in those markets, we may not be able to expand sales of our products into new markets, and our business, results of operations and financial condition may be adversely impacted.

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

We face significant competition in developing and selling our solutions. Our primary competitors in the non-rugged mobile device market include Apple Inc. and Samsung Electronics Co. Ltd. Our primary competitors in the rugged mobile device market include Sonim Technologies Inc., Bullitt Mobile Ltd., and Kyocera Corporation. We also face competition from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, Motorola Solutions, Inc., or MSI, and Tait International Limited. Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, or Wilson Electronics, Nextivity, Inc. and SureCall Company.

We cannot assure you that we will be able to compete successfully against current or future competitors. Increased competition in mobile computing platforms, data capture products, or related accessories and software developments may result in price reductions, lower gross profit margins, and loss of market share, and could require increased spending on research and development, sales and marketing, and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products, which may create additional pressures on our competitive position in the marketplace.

Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources and experience than we do. In addition, because of the higher volume of components that many of our competitors purchase from their suppliers, they are able to keep their supply costs relatively low and, as a result, may be able to recognize higher margins on their product sales than we do. Many of our competitors may also have existing relationships with the channel partners who we use to sell our products, or with our potential customers. This competition may result in reduced prices, reduced margins and longer sales cycles for our products. Our competitors may also be able to more quickly and cost-effectively respond to new or emerging technologies and changes in customer requirements. The combination of brand strength, extensive distribution channels and financial resources of the larger vendors could cause us to lose market share and could reduce our margins on our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely impacted. If we are unable to successfully compete with our competitors, our sales would suffer and as a result our financial condition will be adversely impacted.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

Complex software, as well as multiple components, displays, plastics and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. Defects in our products may result in a loss of sales, product malfunction, delay in market acceptance and potential injuries to our customers which can bring to injury in our reputation and increased warranty costs.

Additionally, our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects, or bugs in the future that we may not be able to correct or correct in a timely manner. It is possible that errors, defects or bugs will be found in our existing or future software and/or hardware products and related services with the potential for delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses, and payment of damages.

Further, errors, defects or bugs in our solutions could be exploited by hackers or could otherwise result in an actual or perceived breach of our information systems. Alleviating any of these problems could require significant expense and could cause interruptions, delays or cessation of our product licensing, which would reduce demand for our products and result in a loss of sales, delay in market acceptance and injure our reputation and could adversely impact our business, results of operations and financial condition.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

Our ability to successfully grow our business depends on a number of factors including our ability to:

●	accelerate the adoption of our solutions by new end customers;

●	expand into new vertical markets;

●	develop and deliver new products and services;

●	increase awareness of the benefits that our solutions offer; and

●	expand our domestic and international footprint.

As usage of our solutions grows, we will need to continue to make investments to develop and implement new or updated solutions, software, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including the suppliers of our products and customer support services, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to invest in sales and marketing, research and development, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely impact our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could harm our business, operating results and financial condition.

We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

To be successful, we must adapt to rapidly changing technological and application needs by continually improving our products, as well as introducing new products and services, to address user demands.

Our industry is characterized by:

●	evolving industry standards;

●	frequent new product and service introductions;

●	increasing demand for customized product and software solutions;

●	rapid competitive developments;

●	changing customer demands; and

●	evolving distribution channels.

Future success will depend on our ability to effectively and economically adapt in this evolving environment. We could incur substantial costs if we must modify our business to adapt to these changes, and may even be unable to adapt to these changes.

The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

Our future success is substantially dependent upon continued adoption of devices and related accessories in the industrial enterprise and public sector markets, including the transition from LMR to Push to Talk over Cellular networks. These market developments and transitions may take longer than we expect or may not occur at all, and may not be as widespread as we expect. If the market does not develop as we expect, our business, operating results and financial condition would be significantly harmed.

Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

We depend on wireless carriers to promote and distribute our products. While we intend to ramp up direct marketing and end-customer brand awareness initiatives in the future, our sales and marketing efforts have historically been predominantly focused on channel partners. To increase end-customer brand awareness, we intend to develop sales tools for key verticals within our target markets, increase usage of social media and expand product training efforts, among other things. As a result, we expect our sales and marketing expenses to increase in the future, primarily from increased sales personnel expenses, which will require us to cost-efficiently ramp up our sales and marketing capabilities and effectively target end customers. However, there can be no assurance that we will successfully increase our brand awareness or do so in a cost-efficient manner while maintaining market share within our existing sales channels. Our failure to establish stand-alone brand awareness with end customers of our products will leave us vulnerable to the marketing and selling success of others, including our channel partners, and these developments could have an adverse impact on our prospects. If we are unable to significantly increase the awareness of our brand and solutions with end customers in a cost-efficient manner, we will remain significantly dependent on our channel partners for sales of our products, and our business, financial condition and results of operations could be adversely impacted.

We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

Our future success depends in large part on the continued contributions of a concentrated group of senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our solutions and our strategic direction. We also depend on the contributions of key technical personnel. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key personnel could significantly delay or prevent the achievement of our development and strategic objectives and harm our business.

We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

The mobile device market is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. In order to deliver a competitive mobile device, our solutions must be capable of operating in an increasingly complex network environment. As new wireless phones are introduced and standards in the mobile device market evolve, we may be required to modify our phones and services to make them compatible with these new products and standards. Likewise, if our competitors introduce new devices and services that compete with ours, we may be required to reposition our solutions or introduce new phones and solutions in response to such competitive pressure. We may not be successful in modifying our current devices or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be significantly harmed.

If we are unable to sell our solutions into new markets, our revenues may not grow.

Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets depends on the quality of our solutions, the continued adoption of our public safety solution by first responders, the perceived value of our solutions as a risk management tool and our ability to design our solutions to meet the demands of our customers. If the markets for our solutions do not develop as we expect, our revenues may not grow.

Our ability to successfully face these challenges depends on several factors, including increasing the awareness of our solutions and their benefits, the effectiveness of our marketing programs, the costs of our solutions, our ability to attract, retain and effectively train sales and marketing personnel, and our ability to develop relationships with wireless carriers and other partners. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements on a timely basis or at all, our business will be adversely impacted.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our Common Shares. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely impacted.

A security breach or other significant disruption of our IT systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

All IT systems are potentially vulnerable to damage, unauthorized access or interruption from a variety of sources, including but not limited to, cyberattacks, cyber intrusions, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, sabotage, war, insider trading and telecommunication failures. A cyberattack or other significant disruption involving our IT systems or those of our outsource partners, suppliers or manufacturers could result in the unauthorized release of proprietary, confidential or sensitive information of ours or result in virus and malware installation on our devices. Such unauthorized access to, or release of, this information or other security breaches could: (i) allow others to unfairly compete with us, (ii) compromise safety or security, (iii) subject us to claims for breach of contract, tort, and other civil claims, and (iv) damage our reputation. Any or all of the foregoing could have a negative impact on our business, financial condition and results of operations.

We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

The purchase of our products is often an enterprise-wide decision for prospective customers, which requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective customers regarding the uses and benefits of such devices. Prospective customers, especially the wireless carriers that sell our products, often undertake a prolonged evaluation process that may take from several months to several years in certain cases. Consequently, if our forecasted sales from a specific customer are not realized, we may not be able to generate revenues from alternative sources in time to compensate for the shortfall. The loss or delay of an expected large order could also result in a significant unexpected revenue shortfall. Moreover, to the extent we enter into and deliver our products pursuant to significant contracts earlier than we expected, our operating results for subsequent periods may fall below expectations. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition will be harmed.

We have a limited history of high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

We have limited history and experience in high-volume commercial production of our devices. Because of this limited production history, we face challenges in predicting our business and evaluating its prospects, which may result in breakdowns of our ability to timely supply our devices to our customers. Moreover, we face manufacturing capacity constraints that present further risks to our business. If overall demand of our devices increases in the future, we will need to expand our manufacturing capacity in a cost-efficient manner. Failing to meet customer demand due to our failure to successfully address these risks and challenges could adversely impact our reputation and future sales, which would significantly harm our business, results of operations and financial condition.

Risks Related to our Reliance on Third Parties

As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

Because our production volumes are based on a forecast of channel partner demand rather than purchase commitments from our major customers, there is a risk that our forecasts could be inaccurate and that we will be unable to sell our products at the volumes and prices we expect, which may result in excess inventory. We provide, and will continue to provide, forecasts of our demand to our third-party suppliers prior to the scheduled delivery of products to our channel partners. If we overestimate our requirements, our contract manufacturers may have excess component inventory, which could increase our costs. If we underestimate our requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues or even lost sales, or could incur unplanned overtime costs to meet our requirements, resulting in significant cost increases. For example, certain materials and components used to manufacture our products may reach end of life during any of our product’s life cycles, following which suppliers no longer provide such expired materials and components. This would require us to either source and qualify an alternative component, which could require a re-certification of the device by the wireless carriers and/or regulatory agencies, or forecast product demand for a final purchase of such materials and components that may reach end of life to ensure that we have sufficient product inventory through a product’s life cycle. If we overestimate forecasted demand, we would hold excess end-of-life materials and components resulting in increased costs. If we underestimate forecasted demand, we could experience delays in shipments and loss of revenues.

In addition, if we underestimate our requirements and the applicable supplier becomes insolvent or is no longer able to timely supply our needs in a cost-efficient manner or at all, we may be required to acquire components, which may need to be customized for our products, from alternative suppliers, including at significantly higher costs. If we cannot source alternative suppliers and/or alternative components, we may suffer delays in shipments or lost sales. Similarly, credit constraints at our suppliers could require us to accelerate payment of our accounts payable, impacting our cash flow. Further, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms, customization needed for any particular component and demand for each component at a given time. Any such failure to accurately forecast demand and manufacturing and supply requirements, and any need to obtain alternative supply sources, could materially harm our business, results of operations and financial condition.

Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

We depend on certain suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components and reduced control over pricing and timing of delivery of components. In particular, we have little to no control over the prices at which our suppliers sell materials and components to us. Certain supplies of our components are available only from a single source or limited sources and we may not be able to diversify sources in a timely manner. We have experienced shortages in the past that have negatively impacted our results of operations and may experience such shortages in the future.

We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be cancelled or not extended by such suppliers and, therefore, do not afford us with sufficient protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Any interruption of supply for any material components of our products, or inability to obtain required components from our third-party suppliers, could significantly delay the production and shipment of our products and harm our revenues, profitability and financial condition.

Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

For our fiscal year ended December 31, 2020, we derived 41% of our revenue from four customers/channel partners. Any termination of a business relationship with, or a significant sustained reduction in business from, one or more of these channel partners/customers could have a material adverse effect on our operating results and cash flows.

If dedicated public safety 4G LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

A key part of our strategy is to further expand the use of our solutions over dedicated 4G LTE networks in the public safety market. If the deployment of dedicated 4G LTE networks is delayed or such networks are not adopted at the rate we anticipate, demand for our solutions may not develop as we anticipate, which would have a negative effect on our revenues.

The application development ecosystem supporting our devices and related accessories is new and evolving.

The application development ecosystem supporting our devices and related accessories is new and evolving. Specifically, the number of application developers in the ecosystem supporting our devices and accessories is small. If the market or the application development ecosystem does not develop, timely or at all, demand for our products may be limited, and our business and results of operations will be significantly harmed.

Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

We do not control the labor and other business practices of our suppliers, subcontractors, distributors, resellers and third-party sales representatives, or TPSRs, and cannot provide assurance that they will operate in compliance with applicable rules, and regulations regarding working conditions, employment practices, environmental compliance, anti-corruption, and trademark a copyright and patent licensing. If one of our suppliers, subcontractors, distributors, resellers, or TPSRs violates labor or other laws or implements labor or other business practices that are regarded as unethical, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated, and our reputation could be damaged. If one of our suppliers or subcontractors fails to procure the necessary license rights to trademarks, copyrights or patents, legal action could be taken against us that could impact the saleability of our products and expose us to financial obligations to a third party. Any of these events could have a negative impact on our sales and results of operations.

Moreover, any failure of our suppliers, subcontractors, distributors, resellers and TPSRs, for any reason, including bankruptcy or other business disruption, could disrupt our supply or distribution efforts and could have a negative impact on our sales and results of operations.

Our products are subject to risks associated with sourcing and manufacturing.

We do not own or operate any of the manufacturing facilities for our products and rely on a concentrated number of independent suppliers to manufacture all of the products we sell. For our business to be successful, our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers.

There can be no assurance we will be able to detect, prevent or fix all defects that may affect our products manufactured by our suppliers. Failure to detect, prevent or fix defects, or the occurrence of real or perceived quality or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls and credit, warranty or other claims, among others, which could harm our brand, results of operations and financial condition. Such problems could hurt our brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

If one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business, results of operations and financial condition.

In addition, if any of our primary suppliers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Our contractors and suppliers buy raw materials and are subject to wage rates that are oftentimes regulated by the governments of the countries in which our products are manufactured. The raw materials used to manufacture our products are subject to availability constraints and price volatility. There could be a significant disruption in the supply of raw materials from current sources or, in the event of a disruption, our suppliers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Our business is dependent upon the ability of our unaffiliated suppliers to locate, train, employ and retain adequate personnel. Our unaffiliated suppliers have experienced, and may continue to experience in the future, unexpected increases in work wages, whether government-mandated or otherwise. Our suppliers may increase their pricing if their raw materials became more expensive. Our suppliers may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. Material changes in the pricing practices of our suppliers could negatively impact our profitability.

In addition, we cannot be certain that our unaffiliated suppliers will be able to fill our orders in a timely manner. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing supplier, there can be no assurance additional supplies of raw materials or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers in our methods, products, quality control standards and labor, health and safety standards. Any delays, interruption or increased costs in labor or wages, or the supply of materials or manufacture of our products, could have an adverse effect on our ability to meet wholesale partner and customer and consumer demand for our products and result in lower revenue and net income both in the short and long term.

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our suppliers’ business, the financial instability and labor problems of suppliers, raw material shortages, instability of raw material prices, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, transportation delays and shipment issues. Our suppliers may be forced to reduce their production, shut down their operations or file for bankruptcy. Our suppliers may consolidate, increasing their market power. The occurrence of one or more of these events could impact our ability to get products to our customers and/or wholesale partners, result in disruptions to our operations, increase our costs and decrease our profitability.

Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including:

●	increased shipping costs;

●	the imposition of additional import or trade restrictions;

●	legal or economic restrictions on overseas suppliers’ ability to produce and deliver products;

●	increased custom duties and tariffs;

●	unforeseen delays in customs clearance of goods;

●	more restrictive quotas;

●	loss of a most favored nation trading status;

●	currency exchange rates;

●	transportation delays;

●	port of entry issues; and

●	foreign government regulations, political instability and economic uncertainties in the countries from which we or our suppliers source our products.

Our sourcing operations may also be hurt by health concerns regarding the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the coronavirus and its potential impact on our financial results) in countries in which our merchandise is produced. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from our products. Furthermore, changes in U.S. trade policies, including new restrictions, tariffs or other changes could lead to additional costs, delays in shipments, embargos and other uncertainties that could negatively impact our relationships with our international suppliers and materially adversely affect our business. These and other issues affecting our international suppliers or internationally manufactured merchandise could have a material adverse effect on our business, results of operations and financial condition.

In addition, some of our suppliers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier relationships.

The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

Our solutions are used to assist law enforcement and other public safety personnel in situations involving public safety. The incidents in which our solutions are deployed may involve injury, loss of life and other negative outcomes, and such events are likely to receive negative publicity. Such negative publicity could have an adverse impact on new sales or renewals or expansions of coverage areas by existing customers, which would adversely impact our financial results and business.

Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

Many of our public sector end customers rely to some extent on funds from federal governments in order to purchase and pay for our solutions. Any reduction in federal funding for local public safety or other public sector efforts could result in our end customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to “sanctuary cities” may result in a reduction in federal funds available to our current or potential end customers. Additionally, the recent U.S. government partial shutdown, and any future government shutdowns, could result in delayed public safety spending or re-allocation of funding into other areas of public safety. If federal funding is reduced or eliminated and our end customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

Current or future economic uncertainties or downturns could adversely impact our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks in North America, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the growth rate of our business.

These economic conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to re-evaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely impact our financial results.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results and financial condition could be adversely impacted.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and operating results, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a significant adverse impact on our business, operating results and financial condition. In addition, the facilities of significant vendors may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or significant adverse impact on our business.

We are exposed to risks associated with strategic acquisitions and investments.

We may consider strategic acquisitions of companies with complementary technologies or intellectual property in the future. Acquisitions hold special challenges in terms of successful integration of technologies, products, services and employees. We may not realize the anticipated benefits of these acquisitions or the benefits of any other acquisitions we have completed or may complete in the future, and we may not be able to incorporate any acquired services, products or technologies with our existing operations, or integrate personnel from the acquired businesses, in which case our business could be harmed.

Acquisitions and other strategic decisions involve numerous risks, including:

●	problems integrating and divesting the operations, technologies, personnel, services or products over geographically disparate locations;

●	unanticipated costs, taxes, litigation and other contingent liabilities;

●	continued liability for discontinued businesses and pre-closing activities of divested businesses or certain post-closing liabilities which we may agree to assume as part of the transaction in which a particular business is divested;

●	adverse impacts on existing business relationships with suppliers and customers;

●	cannibalization of revenues as customers may seek multi-product discounts;

●	risks associated with entering into markets in which we have no, or limited, prior experience;

●	incurrence of significant restructuring charges if acquired products or technologies are unsuccessful;

●	significant diversion of management’s attention from our core business and diversion of key employees’ time and resources;

●	licensing, indemnity or other conflicts between existing businesses and acquired businesses;

●	inability to retain key customers, distributors, suppliers, vendors and other business relations of the acquired business; and

●	potential loss of our key employees or the key employees of an acquired organization or as a result of discontinued businesses.

Financing for future acquisitions may not be available on favorable terms, or at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, service offerings, technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to identify or complete any acquisition, divestiture or discontinued business in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

If we acquire businesses, new products, service offerings or technologies in the future, we may incur significant acquisition-related costs. In addition, we may be required to amortize significant amounts of finite-lived intangible assets and we may record significant amounts of goodwill or indefinite-lived intangible assets that would be subject to testing for impairment. We have in the past and may in the future be required to write off all or part of the intangible assets or goodwill associated with these investments that could harm our operating results. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our cash and investments. Acquisitions could also cause operating margins to fall depending on the businesses acquired.

Our strategic investments may involve joint development, joint marketing, or entry into new business ventures, or new technology licensing. Any joint development efforts may not result in the successful introduction of any new products or services by us or a third party, and any joint marketing efforts may not result in increased demand for our products or services. Further, any current or future strategic acquisitions and investments by us may not allow us to enter and compete effectively in new markets or enhance our business in our existing markets and we may have to impair the carrying amount of our investments.

We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, asset impairment, inventories, customer rebates and other customer consideration, tax matters, and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may also require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, accounting for leases and other areas could require us to make significant changes to our accounting systems, impact existing debt agreements and result in adverse changes to our financial statements.

We face risks related to novel Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, and financial results.

Our business will be, and has been, adversely impacted by the effects of the Novel Coronavirus (COVID-19). In addition to global macroeconomic effects, the novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments will cause, and have caused, disruptions to our operations, research and development, and sales activities. Our third-party manufacturers, third-party distributors, and our customers have been and will be disrupted by worker absenteeism, quarantines and restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our activities or the operations of our third-party manufacturers and third-party distributors, the supply of our products will be delayed, which could adversely affect our business, operations and customer relationships. In addition, the Novel Coronavirus (COVID-19) or other disease outbreak will in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that will affect demand for our products and impact our operating results. There can be no assurance that any decrease in sales resulting from the Novel Coronavirus (COVID-19) will be offset by increased sales in subsequent periods. Although the magnitude of the impact of the Novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the Novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products in a timely manner or meet required milestones or customer commitments.

Risks Related to Government Regulation

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international presence, we may engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC. OFAC rules prohibit U.S. persons from engaging in, or facilitating a foreign person’s engagement in, transactions with or relating to the prohibited individual, entity or country, and require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate, including Canada and the United Kingdom, also maintain economic and financial sanctions regimes.

Some of our solutions, including software updates and third-party accessories, may be subject to U.S. export control laws, including the Export Administration Regulations; however, the vast majority of our products are non-U.S.-origin items, developed and manufactured outside of the United States, and therefore not subject to these laws. For third-party accessories, we rely on manufactures to supply the appropriate export control classification numbers that determine our obligations under these laws.

We cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international presence, our risks under these laws, rules, and regulations may increase. Further, any change in the applicability or enforcement of these laws, rules, and regulations could adversely impact our business operations and financial results.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering, or economic sanctions laws, rules, and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, revenues, financial condition, and results of operations would be significantly harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

Our operations and the products we manufacture and/or sell are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations. Compliance with such existing or future laws and regulations could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, restrict what solutions we can offer and generally impact our financial performance. Our products are designed for use in potentially explosive or hazardous environments. If our product design fails for any reason in such environments, we may be subject to product liabilities and future costs. In addition, some of these laws are environmental and relate to the use, disposal, remediation, emission and discharge of, and exposure to hazardous substances. These laws often impose liability and can require parties to fund remedial studies or actions regardless of fault. Environmental laws have tended to become more stringent over time and any new obligations under these laws could have a negative impact on our operations or financial performance.

Laws focused on the energy efficiency of electronic products and accessories, recycling of both electronic products and packaging, reducing or eliminating certain hazardous substances in electronic products, and the transportation of batteries continue to expand significantly. Laws pertaining to accessibility features of electronic products, standardization of connectors and power supplies, the transportation of lithium-ion batteries, and other aspects are also proliferating. There are also demanding and rapidly changing laws around the globe related to issues such as product safety, radio interference, radio frequency radiation exposure, medical related functionality, and consumer and social mandates pertaining to use of wireless or electronic equipment. These laws, and changes to these laws, could have a substantial impact on whether we can offer certain products, solutions, and services, and on what capabilities and characteristics our products or services can or must include.

These laws and regulations impact our products and could negatively impact our ability to manufacture and sell products competitively. In addition, we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from products, increasing energy efficiency and providing additional accessibility.

Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

Our business depends on our ability to sell devices that use telecommunication bandwidth allocated to licensed and unlicensed wireless services, and that use of that bandwidth is subject to laws and regulations that are subject to change over time. Changes in the permitted uses of telecommunication bandwidth, reallocation of such bandwidth to different uses, and new or increased regulation of the capabilities, manufacture, importation, and use of devices that depend on such bandwidth could increase our costs, require costly modifications to our products before they are sold, or limit our ability to sell those products into our target markets. In addition, we are subject to regulatory requirements for certification and testing of our products before they can be marketed or sold. Those requirements may be onerous and expensive. Changes to those requirements could result in significant additional costs and could adversely impact our ability to bring new products to market in a timely fashion.

We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Personal privacy and information security are significant issues in the United States and the other jurisdictions in which we operate or make our products and applications available. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. We may collect personally identifiable information, or PII, and other data from our customers. We use this information to provide services to our customers and to support, expand and improve our business. We may also share customers’ PII with third parties as allowed by applicable law and agreements and authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, transfer, use and storage of PII. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. Many foreign countries and governmental bodies, including Canada, the European Union and other relevant jurisdictions, have laws and regulations concerning the collection and use of PII obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Within the European Union, legislators have adopted the General Data Protection Regulation, or GDPR, effective May 2018 which may impose additional obligations and risk upon our business, and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our revenues and our business overall.

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products or applications. At state level, lawmakers continue to pass new laws concerning privacy and data security. Particularly notable in this regard is the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA will introduce significant new disclosure obligations and provide California consumers with significant new privacy rights. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PII or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely impact our business.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PII for certain purposes. In addition, a foreign government could require that any PII collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement.

Risks Related to Our Intellectual Property

If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely on a combination of patent licenses, confidentiality procedures and contractual provisions to protect our proprietary rights. We also enter, and plan to continue to enter, into confidentiality, invention assignment or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our intellectual property may be inadequate, and it is possible that some or all of our confidentiality agreements will not be honored and certain contractual provisions may not be enforceable. Existing trade secret, trademark and copyright laws offer only limited protection. Unauthorized parties may attempt to copy aspects of our products or obtain and use information which we regard as proprietary. Policing unauthorized use of our products is difficult, time consuming and costly, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which would harm our competitive position in the market. Furthermore, disputes can arise with our strategic partners, customers or others concerning the ownership of intellectual property.

Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights, and because our products are comprised of complex technology, we are often involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third parties. Third parties have asserted, and in the future may assert, intellectual property infringement claims against us and against our channel partners, end customers and suppliers. For example, we have been approached by Wilson Electronics about potential infringement of several of their patents involving cellphone boosters. Many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenues from product manufacturing companies. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. Defending any such claims, with or without merit, including pursuant to indemnity obligations, could be time consuming, expensive, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products or reduce our margins. If we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be significantly harmed.

Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

A portion of our technologies incorporates open source software, including open source operating systems such as Android, and we expect to continue to incorporate open source software into our platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

With respect to open source operating systems, if third parties cease continued development of such operating systems or restrict our access to such operating system, our business and financial results could be adversely impacted. We are dependent on third parties’ continued development of operating systems, software application ecosystem infrastructures, and such third parties’ approval of our implementations of their operating and system and associated applications. If such parties cease to continue development or support of such operating systems or restrict our access to such operating systems, we would be required to change our strategy for our devices. As a result, our financial results could be negatively impacted because a resulting shift away from the operating systems we currently use, and the associated applications ecosystem could be costly and difficult.

Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

From time to time, we are required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, or at all. If we fail to renew any intellectual property license agreements on commercially reasonable terms, or any such license agreements otherwise expire or terminate, we may not be able to use the patents and technologies of these third parties in our products, which are critical to our success. We cannot assure you that we will be able to effectively control the level of licensing and royalty fees paid to third parties, and significant increase in such fees could have a significant and adverse impact on our future profitability. Seeking alternative patents and technologies may be difficult and time-consuming, and we may not be successful in finding alternative technologies or incorporating them into our products. Our inability to obtain any third-party license necessary to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost, which could seriously harm our business, financial condition and results of operations.

Risks relating to our locations in Israel and Canada and our international operations

Conditions in Israel could materially and adversely affect our business.

A number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated and chemical weapons have been used in the region. Foreign actors have intervened and may continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report on form 20-Fin Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Montreal, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents’ judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

We utilize certain third-parties in China, which exposes us to risks inherent in doing business there.

We use multiple third-party suppliers and manufacturers based primarily in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers and manufacturers increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

Our use of third-party suppliers and manufacturers operating in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to utilize parties that operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we may not obtain or retain the requisite legal permits to continue utilizing third-parties that operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may potentially become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

Most of our employee base and operations are located outside the United States, primarily in Canada and Israel. Most of our software development, third-party contract manufacturing, and product assembly operations are conducted outside the United States.

Risks associated with operations outside the United States include:

●	effectively managing and overseeing operations that are distant and remote from corporate headquarters may be difficult and may impose increased operating costs;

●	fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and impact collection of receivables outside of the United States;

●	volatility in foreign credit markets may affect the financial well-being of our customers and suppliers;

●	violations of anti-corruption laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act could result in large fines and penalties;

●	violations of privacy and data security laws could result in large fines and penalties; and

●	tax disputes with foreign taxing authorities, and any resultant taxation in foreign jurisdictions associated with operations in such jurisdictions, including with respect to transfer pricing practices associated with such operations.

Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products.

Adverse changes in, or uncertainty of, local business laws or practices, including the following:

●	foreign governments may impose burdensome tariffs, quotas, taxes, trade barriers, or capital flow restrictions;

●	restrictions on the export or import of technology may reduce or eliminate the ability to sell in or purchase from certain markets;

●	political and economic instability, including deterioration of political relations between the United States and other countries, may reduce demand for our solutions or put our non-U.S. assets at risk;

●	potentially limited intellectual property protection in certain countries may limit recourse against infringing on our solutions or cause us to refrain from selling in certain geographic territories;

●	staffing may be difficult along with higher turnover at international operations;

●	a government-controlled exchange rate and limitations on the convertibility of currencies, including the Chinese yuan;

●	transportation delays and customs related delays that may affect production and distribution of our products; and

●	integration and enforcement of laws vary significantly among jurisdictions and may change significantly over time.

Our failure to manage any of these risks successfully could harm our international operations and adversely impact our business, operating results and financial condition.

Risks Related to Ownership of Our Securities

We do not know whether an active, liquid and orderly trading market will develop for our Common Shares or what the market price of our Common Shares will be and as a result it may be difficult for you to sell your Common Shares.

You may not be able to sell your shares quickly or at the market price if trading in our Common Shares is not active. The initial public offering price for our Common Shares will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the Common Shares after the offering. As a result of these and other factors, you may be unable to resell your Common Shares at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our Common Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Common Shares as consideration.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the price at which you purchased our Common Shares.

The trading price of our Common Shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products and services by us or our competitors;

●	sales, or anticipated sales, of large blocks of our stock;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

●	additions or departures of key personnel;

●	regulatory or political developments;

●	changes in accounting principles or methodologies;

●	acquisitions by us or by our competitors;

●	litigation and governmental investigations; and

●	economic, political and geopolitical conditions or events.

These and other factors may cause the market price and demand for our Common Shares to fluctuate substantially, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of our Common Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on shares outstanding as of June 23, 2021, our executive officers and directors, together with entities affiliated with such individuals, along with our largest shareholder, will beneficially own approximately 13.9% of our Common Shares. Accordingly, these stockholders may, as a practical matter, continue to be able to control the election of a majority of our directors and the determination of all corporate actions. This concentration of ownership could delay or prevent a change in control of the Company.

General Risk Factors

The unfavorable outcome of any future litigation, arbitration or administrative action could have a significant adverse impact on our financial condition or results of operations.

From time to time, we are a party to litigation, arbitration, or administrative actions. Our financial results and reputation could be negatively impacted by unfavorable outcomes to any future litigation or administrative actions, including those related to the Foreign Corrupt Practices Act, the U.K. Bribery Act, or other anti-corruption laws. There can be no assurances as to the favorable outcome of any litigation or administrative proceedings. In addition, it can be very costly to defend litigation or administrative proceedings and these costs could negatively impact our financial results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our securities would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our securities could decrease, which might cause our stock price and trading volume to decline.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Common Shares could decline.

We cannot predict whether future issuances of our Common Shares or the availability of shares for resale in the open market will decrease the market price per common share. We are not restricted from issuing additional Common Shares of, including any securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Sales of a substantial number of our Common Shares in the public market or the perception that such sales might occur could materially adversely affect the market price of our Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of any future stock issuances reducing the market price of our Common Shares and diluting their stock holdings in us.

We incur significant increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a public company in the United States, we incur significant legal, accounting and other expenses that we did not incur previously. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which requires, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive-compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of their initial public offering. We intend to take advantage of this new legislation, but cannot assure you that we will not be required to implement these requirements sooner than planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting. In that regard, on May 18, 2021, we received a notice from Nasdaq indicating that, as a result of not having timely filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission. Nasdaq requires that we submit a plan no later than July 16, 2021 to regain compliance. We believe that after the filing of this annual report, we will regain compliance with Nasdaq’s listing requirements.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Common Share is a “penny stock,” which will require brokers trading in our Common Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the U.S.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2019, our independent registered public accountants identified six and two material weaknesses, respectively, in our internal control over financial reporting.

We have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as described above. These measures have only partially remediated the material weaknesses identified in 2019 as discussed above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting, cause the market price of our Common Shares to decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

The British Columbia Securities Commission issued a cease trade order due to the fact that we did not timely file our annual report, which may impact future trading of our securities in Canada if we do not cure such deficiencies.

On April 8, 2021, the British Columbia Securities Commission issued a cease trade order in respect of our securities, as we had not yet filed our annual audited financial statements, management discussion and analysis and related certification for the year ended December 31, 2020, and had not yet filed our Annual Information Form or AIF and collectively, our 2020 Annual Materials. However, the cease trade order did not apply to our beneficial securityholders who are not, and were not on April 8, 2021, insiders or control persons, and who acquired our securities prior to such date if the sale is made through a “foreign organized regulated market” (as defined in section 1.1 of the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, which includes Nasdaq) and the sale is made through an investment dealer registered in a jurisdiction of Canada in accordance with applicable securities legislation. The cease trade order did not impact the trading of the Common Shares or warrants listed on Nasdaq. As of the date of this annual report, no legal proceedings had been initiated to our knowledge, although we were advised that legal claims were being contemplated by certain shareholders. On April 19, 2021, we issued a news release setting out a clarification statement in respect of the cease trade order. With the filing of this annual report, the AIF and the other 2020 Annual Materials, we expect we will return to compliance with applicable Canadian securities legislation on these matters and expects that the cease trade order will be lifted accordingly.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain common share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

The effects of the Tax Cuts and Jobs Act of 2017 on the business have not yet been fully analyzed and could harm results of operations.

On December 22, 2017, former U.S. President Donald Trump signed into law the Tax Cuts and Jobs Act of 2017, or the U.S. Tax Act, which significantly reformed the Internal Revenue Code of 1986. The U.S. Tax Act, among other things, included changes to U.S. federal corporate income tax rate, imposed significant additional limitations on the deductibility of interest, allowed for the accelerated expensing of capital expenditures, and put into effect the migration from a “worldwide” system of taxation to a territorial system. The Corporation will continue to analyze the impact that the U.S. Tax Act may have on the Corporation’s business. Notwithstanding the reduction in the U.S federal corporate income tax rate, the overall impact of the U.S. Tax Act is uncertain, and the Corporation’s business and financial condition could be harmed.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated on October 15, 1986 as Big Rock Gold Ltd. as a corporation under the Company Act of British Columbia incorporation number BC 0316008. On April 5, 1988, we changed our name to International Cruiseshipcenters Corp. On June 24, 1991, we changed our name to Riley Resources Ltd. Effective January 23, 1998, we changed our name to International Riley Resources Ltd. Effective November 22, 2001, we changed our name to Wind River Resources Ltd. On January 3, 2008, we changed our name to Teslin River Resources Corp. In 1998, in connection with the name change to International Riley Resources Ltd., we consolidated our share capital on an eight to one basis and in 2001, in connection with the name change to Wind River Resources Ltd., we further consolidated our share capital on a five to one basis.

On July 24, 2015, Teslin River Resources Corp. completed a reverse acquisition by way of a three-cornered amalgamation, pursuant to which we acquired certain telecom operations of an Israel-based cellular technology company and changed our name to Siyata Mobile Inc.

On June 7, 2016, we acquired all of the issued and outstanding shares of Signifi Mobile Inc., or Signifi. In consideration for such acquisition, we paid cash in the amount of CAD$200,000 and issued 1,000,000 (6,897 shares after the 145/1 stock split) common shares at a value of CAD$360,000.

In March 2021, we acquired, through a wholly owned subsidiary formed by Signifi, all of the outstanding units of Clear RF LLC, or Clear RF. In exchange for 100% of the units of Clear RF, we agreed to pay a total of $700,000, comprised of approximately $389,970 in our common shares and $310,030 in cash. At closing we issued 23,949 common shares valued at $194,985 as the share consideration as well as $155,015 in cash and are required to pay an additional $155,015 in cash and an additional $194,985 of our common shares, subject to adjustment on March 31, 2022.

We were registered with the TSXV under the symbol “SIM” and the company voluntarily delisted from the TSXV at the end of trading on October 19, 2020.” Our shares traded on the OTCQX under the symbol “SYATF” from May 11, 2017 until September 25, 2020, at which time our shares were listed on the Nasdaq Capital Market.

The corporate office of the Company is located at 885 West Georgia Suite 2200, Vancouver, British Columbia V6C-3E8 and our warehouse and Canadian sales headquarters is located at 1001 Lenoir Street, Suite A-414, Montreal, QC H4C 2Z6. Our agent for U.S. federal securities law purposes is c/o Puglisi & Associates, 850 Library Ave., Suite 204, Newark, DE 19711.

Our website address is https://www.siyatamobile.com/. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

B.	Business Overview

We are a global developer of a vehicle mounted, cellular based communications platform over advanced 4G LTE mobile networks under the Uniden® Cellular and Siyata brands. Our commercial vehicle devices are specifically designed for professional vehicles such as trucks, vans, buses, emergency service vehicles, government cars and more. Our innovative platform is designed to facilitate replacement of the current in vehicle, multi-device status quo with a single device (the flagship Uniden® UV350 4G device) that incorporates voice, Push-to-Talk, or PTT, over Cellular, or PoC, data fleet management solutions and more. The UV350 also supports Band 14, a nationwide, high-quality cellular spectrum set aside by the US government for FirstNet compatibility which is the U.S.’s First Responders 4G LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

Our customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the United States, Canada, Europe, Australia and the Middle East.

The Problem

Businesses and organizations that rely on commercial vehicle fleets to carry out critical business functions and operations have historically used two-way LMR to communicate between drivers and headquarters. LMR communication devices have historically encountered several challenges, which include each of the below factors.

●	Cost. These LMR devices are typically expensive and generally consisting of older and outdated technology (which may also cause its users to incur additional costs).

●	Range of Communication. LMR devices are also limited in their range of communication, as local radio bandwidth is limited. As a result, most devices are restricted to communications in one metro area with limited connectivity with neighboring areas, agencies or companies, thereby hindering headquarters’ ability to communicate with their vehicles. For instance, on occasion, vehicles communicating through LMR will often encounter a communication “dead zone”, thus hindering these vehicles’ ability to communicate during times of emergencies.

●	Limited Features. LMR devices are usually single-purpose devices, allowing for communications through “push-to-talk,” or PTT, broadcasting with limited additional features. LMR devices are limited in their range of communication, as local radio bandwidth is limited. Most devices are restricted to communications in metro areas with limited connectivity with neighboring areas, agencies or companies, hindering headquarters’ ability to communicate with their vehicles. Occasionally, vehicles communicating through LMR will often encounter a communication “dead zone”, thus hindering these vehicles’ abilities to communicate during times of emergencies.

UV350 In-Vehicle Solution

The Uniden® UV350, or the UV350, is the world’s first and only smartphone with 4G LTE capabilities specifically designed for in-vehicle usage, optimizing mobile communications for on the road commercial fleet vehicles. Unlike existing LMR technology, that operates over radio signals, the UV350 operates over standard 4G LTE cellular networks. The UV350 received the United States Federal Communications Commission’s approval as a cellular device, Industry Canada’s certification (IC), certification of PCS Type Certification Review Board, or PTCRB, Google mobile services certification, and Conformité Européenne, or CE, and Emark certification. In addition to these approvals and certifications, the UV350 and has been certified or approved for manufacturing or sale by several North American wireless carriers, or our “channel partners”, including AT&T Communications Services International Inc., or AT&T, BCE Inc. or Bell Mobility, Rogers Communications Inc., Motorola Solutions, Inc. and Verizon Communications Inc. We believe that the UV350’s reputation and approvals from industry leaders represent a barrier to entry for potential direct competitive devices for in-vehicle devices for fleet communication in North America.

AT&T, our largest channel partner, represented 14% of our revenues in 2020. AT&T did not enter into a master services agreement with us, but rather, enters into standard purchase order forms on a per order basis. We do not obligate AT&T to fulfill any required minimum purchase orders. Our typical purchase order contracts with AT&T involve standard warranties and indemnification, insurance requirement and delivery terms. Each separate purchase order agreement can be terminated by AT&T within ten (10) days’ notice upon notice of and failure to cure any breach by us of such agreement.

The UV350 contains several unique features, including:

●	Android Operating System Compatibility. Android compatibility allows customers to download apps such as a PTT app and have it configured by the wireless carrier to ensure its workers can communicate one-to-one, or in a full group call. Because virtually any Android fleet application can be downloaded, this enables customers to eliminate redundant single-purpose hardware in their fleet vehicles.

●	Noise Cancelation. Superior loud and clear audio in noisy commercial vehicles. Our bundled kit includes a dedicated loud speaker and microphone for both phone calls and PTT calls.

●	Economic. Far lower price to customers compared to using multiple single purpose devices which can cost thousands of dollars to purchase, and which can be time consuming to install and maintain. With our UV350, the commercial vehicle only needs one sim card with a voice and data plan as opposed to using multiple devices with multiple sims and plans.

●	Safety. With its large display, a dedicated palm mic and one-touch buttons for key driver tasks, we believe the UV350 is safe for drivers, allowing them to keep their eyes on the road and hands on the wheel.

●	Wi-Fi Hotspot. Customers can connect up to five devices to the UV350 via Wi-Fi, giving the customers added connectivity options.

●	Always Powered. The UV350 is powered by the vehicle’s battery so it automatically powers on when the vehicle is started up, and it defaults to turn off automatically when the vehicle is turned off. This default setting can be changed for customers who need the device to stay on after the vehicle is shut off. The device is designed to operate properly in any extreme temperature situation.

●	4G LTE. The UV350 works on the multiple wireless carrier networks which provide the best nation-wide coverage options for customers and is compatible with high speed 4G LTE data networks.

●	Accessories. In addition to the UV350 standard bundle kit which includes everything that customers need to get started, we also offer optional PTT accessories such as a Wired Palm Mic which most PTT customers prefer. For customers whose fleet vehicles travel into areas with limited cellular reception, we offer an outdoor, roof mounted antenna as well as an optional in-line cellular booster to amplify the cellular signal so that fleet vehicles can maintain connection when they are further away from cellular tower sites.

Our Rugged Handheld Solution

We have entered into supply agreements with several North American wireless carriers. We believe that we can offer additional complementary PTT devices to these wireless carriers. The rugged handheld market, smartphones designed specifically to withstand hardship and exposure, includes relatively few competitors, and wireless carriers appear poised to expand their offerings in this category.

We currently offer a rugged handheld clamshell device (UR7) outside of North America for customers who demand a cost-effective high performing PTT device. In 2020, we launched an additional rugged device (UR5) which is intended to complement our commercial vehicle devices for international markets and will support popular Push-to-Talk apps. In 2021, we also announced a new Mission Critical Push to Talk (MCPTT) handheld device (SD7) which we expect to launch in North America in the second half of 2021. Key vertical markets for rugged handheld devices are construction job sites, warehouses, factories, hotels, retail stores, schools, landscaping crews and special events. We believe that customers who would consider our rugged handheld devices are those looking to increase the worker’s productivity, and to reduce their total cost of ownership compared to other devices. We believe that our rugged handheld solutions offer the below advantages.

●	Tough & Rugged. Our rugged devices meet the industry standards for ruggedness and water resistance.

●	Large PTT Button. With a large dedicated PTT Button, we believe that access to our PTT feature is simplified, as opposed to having to hold down a virtual button on the screen.

●	Loud and Clear. Its powerful speakers ensure loud, clear audio sound quality.

●	Large Battery. Long lasting battery to keep working for several days, in most customer use cases. The battery can be easily and quickly replaced on short notice.

●	SOS Button. Workers can alert supervisors of emergency situations that occur on the job.

Our Cellular Booster Solution

We offer a full line of cellular boosters, to boost cellular reception, under the brand name Uniden®. We have entered into a partnership whereby Uniden America Corporation, the North American subsidiary of Japan-based Uniden Corporation, has granted the exclusive license to us to market cellular signal boosters under the Uniden® brand name within the U.S. and Canada, on a rolling three year contract term, with the current extension expiring December 31, 2021, unless sooner terminated pursuant to the terms of this Agreement. As a world-wide leader in wireless communications, Uniden America Corporation manufactures and markets wireless consumer electronic products. Based in Fort Worth, Texas, Uniden sells its products through dealers and distributors throughout North, Central and South America. Uniden Cellular booster kits solve issues of poor reception, dropped calls, lost data and transmission quality issues that users routinely experience on every cellular network. These easy-to-install cellular booster kits are designed for homes, cabins, offices, and buildings to improve the cellular signal reception indoors, allowing people to use their cellular phones indoors where they previously could not do so. We also offer models designed for vehicles, both wired and wireless boosters, to improve the cellular reception inside a vehicle that is driving in a weak cellular signal area. Uniden cellular signal boosters offer kits designed to offer cellphone coverage for difference distances, including kits for a small area of 1 or 2 rooms, and more expansive solutions that will cover over 100,000 sq. ft. Our cellular signal boosters are carrier agnostic to ensure the best signal integrity, supporting 2G, 3G, 4G and soon 5G (in development) technologies on all carriers operating in North America.

The Uniden® U60C 4G Cellular Booster and Uniden® U65C 4G Cellular Booster are user friendly devices that simply require plugging it into a power source and turning it on. The device will automatically adjust to provide the user with a boosted cellular signal in their trouble zone. These devices range in price starting from a retail price of approximately $350. The Uniden® U60P Cellular Booster, Uniden® U65P Cellular Booster, and Uniden® U70P Cellular Booster and available in 3G and 4G versions. These devices are just as easy to install as the consumer boosters but include additional features, such as manual gain control override, LCD status display and input signal display.

The Uniden® Link 4G Cradle Style Cellular Booster is used for single use case, Uniden® UM50 4G Cellular Booster works great in cars, vans, first responders, and any situation on the go where you need to expand your coverage zone. The Uniden® UM2M 4G Cellular Booster is our direct connect unit that works in vehicles connected to your in-vehicle phone or your cellular modem. These devices range in price starting from a retail price of $197 and up.

The Uniden® UM2M 4G Cellular Booster is our newest product in our line up and one of the most promising. We are very excited to launch this item as it is not only great for machine-to-machine application such as in vending and ATM machines, but this booster perfectly complements the company’s Uniden® UV350 In Vehicle Smartphone. This booster connects directly to the Uniden® UV350 In Vehicle Smartphone giving the device a much-expanded coverage zone. This is a complete solution that many customers need. The combination of Uniden® UV350 and Uniden® M2M 4G Cellular Booster gives our customer the ultimate enterprise class solution to enjoy crystal clear phone calls and lightning-fast data speeds.

Industry

Communication, productivity and safety among task workers are the central requirements in business-critical and mission-critical environments. Organizations with remote and disparate workers—from police and firefighters to construction, oil rigs and manufacturing workers—require extremely durable communication solutions that provide reliable and secure voice, data and workflow applications.

The types of vehicles that we provide communication solutions to include school buses, utilities, oil and gas, waste management, snowplows, transportation, construction vehicles, and first responder vehicles. In North America there are, according to the United States Department of Transportation, over 20 million of such vehicles, representing a significant potential customer base for us. Each of these types of vehicles demands superior in-vehicle communications solutions.

A cost-effective solution is essential for both government fleets, such as first responder police vehicles, and commercial enterprises, including construction companies. These industries are concerned with managing and controlling their capital expenditures and operating expenses and they adopt such mindset with their selection of communication devices for their staff and fleets.

These industries are also required to adhere to the current safety and operational requirements, while maintaining the flexibility to adjust to meet future relevant requirements. For example, currently, the fleet managers may only require PTT communications with the drivers, and the ability to track the location of their vehicles. However, latest industry trends require that drivers possess a driver emergency safety app or a workforce automation solution. A communications solution based on the UV350 contains built-in flexibility to adapt with customer demand. The UV350 is a highly connected Internet of Things (IoT) platform which supports downloadable Android apps for future functionality.

There is a demand within our targeted vertical markets to be connected with the First Responder Network Authority (FirstNet). FirstNet is a nationwide high-speed broadband wireless network providing a single interoperable platform for law enforcement, firefighters, paramedics and other public safety officials in every state, county, locality and tribal area. AT&T has developed a 4G network for organizations or agencies in times of emergencies to communicate and coordinate response efforts. AT&T’s FirstNet network is reserved for “primary” first responder users such as police, fire, and ambulance, and it includes “extended primary” users such as utilities, snowplows, and yellow school buses, who are occasionally summoned for emergencies. The United States Government is increasingly encouraging first-responder organizations and agencies to transition to a FirstNet-based communications network to facilitate communications and coordination during emergencies.

According to the Smithsonian Institute, there approximately 500,000 yellow school buses in the United States. School buses primarily communicate through the existing legacy technology of two-way LMR radios. Many county school districts own both their own fleet of buses and their own radio towers with two-way radio service coverage that is restricted to within in their county. However, occasionally, when school buses transport students outside their county for field trips and sports events, the drivers are unable to communicate with their dispatchers. The UV350 device addresses this problem since it uses the nationwide cellular networks. Moving from a solely PTT to a cellular-based system also precludes the necessity for counties and school districts to maintain older radio towers.

Our Strategy

Our primary focus is to increase sales of our UV350 In-Vehicle device in North America. With approximately 20 million potential commercial vehicles to pursue in North America, per the United States Department of Transportation, we believe there is large growth potential in this market. Our strategy is to continue to partner with North American wireless carriers in order to interface with new potential customers and expand our customer base. Our sales are B2B and we will sell the hardware to the wireless carrier (or their distributors), who will in turn sell the hardware to the fleet vehicle customer.

We have already established distribution relationships with several North American carriers and is also generating revenue from selected countries outside of North America. We will continue to be strategic in selecting geographic markets with strong demand for our existing solutions. We will identify key distributors in those new markets who can assist us with establishing a market presence.

We are also willing to consider strategic moves such as acquiring a complementary company if the right opportunity presents itself.

Our Pricing

For wireless carriers, they are free to price the device how they choose. In most cases for significant sales opportunities the carriers are willing to subsidize the cost of the device in order to secure the new activations with the associated monthly Average Revenue Per User, or ARPU.

Even our unsubsidized full price is competitive compared to other hardware solutions, but when our device is subsidized, the capital and operational expense benefits to customers compared to other solutions are even greater.

Target Markets

Yellow School Buses

There are currently approximately 500,000 active yellow school buses in North America, per the Smithsonian Institute. The majority of these use a two-way LMR radio for voice communications between their dispatchers and the bus drivers. A small percentage of yellow school buses also use a tracking system so that the fleet manager at the local school district headquarters can identify where the buses are at any time. Challenges for school districts include controlling costs, maintaining legacy two-way radio devices and networks, and also the lack of communication with their drivers when buses are beyond the county borders for field trips and sports events. The U.S. Government is also encouraging school districts to incorporate technology that is compatible with FirstNet. We believe that UV350 In-Vehicle device with a Push-to-Talk over Cellular app, a Mobile Device Management (MDM) app, and an emergency response app such as CrisisGo, combined with our Wired Palm Mic, Roof Mounted Antenna and In-line Cellular Booster provides a solution to these school districts. This will result in lower capex and opex, as well as increased driver safety, increased functionality, and much improved cellular coverage. If the School District selects FirstNet as its wireless carrier partner, then drivers can be assured of communicating with their dispatchers and with neighboring agencies in times of emergencies. This availability of the new FirstNet network is causing many school districts to reconsider their communications solutions, which should benefit us.

Utility ‘Bucket Trucks’

Utility businesses in North America operate hundreds of thousands of vehicles, including bucket trucks used by workers to fix or install hydro-lines on utility poles. These trucks require the ability for their dispatchers to communicate with the workers in the truck. These trucks currently primarily incorporate a mix of two-way LMR radio and Push-to-Talk over Cellular (PoC) to communicate. Many bucket trucks also utilize a second weatherproof speaker mounted in the back of the truck in order for dispatchers to communicate with elevated workers operating on hydro lines. Communicating with and relaying important information to workers operating on hydro lines can be challenging. We have developed a custom solution for dispatchers to communicate with the truck, and also an extra amplifier which can power the Utility’s pre-installed second speaker, connected by a simple toggle switch.

First Responder Vehicles

According to the Smithsonian Institute, there are approximately 3 million active First Responder vehicles in the U.S. Most police vehicles contain “P25” two-way radio devices for PTT voice communication. P25 devices are expensive, with each device costing thousands of USD, along with a ruggedized laptop computer for database lookups which can cost over $2,000. The opportunity for us in the near term is to augment, rather than to replace the P25 in vehicle two-way radio. Police agencies are traditionally less willing to abandon their legacy two-way radio technology. With the launch and growth of FirstNet, police agencies are beginning to adopt FirstNet compatible PTT over cellular devices to enable neighboring agencies to communicate during emergencies. While it is possible to enable P25 two-way radios to talk with PTT over cellular devices, the UV350 is a dedicated PTT over cellular solution which delivers strong audio quality and dependability for first responders. We recognize opportunities with police agencies in smaller rural communities where two-way radio coverage is more challenging. With our roof mounted antenna and in-line cellular booster, the UV350 device can be the solution that allows rural police vehicles to communicate efficiently.

Construction Vehicles

Construction companies present a strong customer base for our suite of products. Companies operating trucks that deliver gravel or remove soil from construction sites traditionally have used commercial grade two-way LMR radios for voice communication. These vehicles occasionally also integrate technologies such as Automatic Vehicle Location devices so that headquarters can monitor the locations of their trucks. For metro-wide two-way radio coverage, these construction companies are typically paying a small two-way radio company between $20 and $40 per month per truck for the use of their towers and repeaters for voice communications between headquarters and their drivers. If the trucks need to travel outside the metro region then they are unable to communicate. The UV350 device delivers loud and clear audio communications while its relatively small footprint fits securely in vehicles. The UV350 can replace the two-way radio devices used in construction company vehicles to make driving simpler and safer

Competition

We do not believe that we have any direct competitors within the in-vehicle market category in North America that provide a dedicated cellular based device for commercial and first responder vehicles and we believe that no other Company offers an In-Vehicle IoT device that is approved for sale in North America by wireless carriers.

We have several indirect competitors. Customers could choose a handheld phone along with a professionally installed third party car kit. There are car kit providers who attempt to make their car kits compatible with popular handheld phone models. By comparison, the UV350 device offers enhanced audio quality, safety, and reception. Furthermore, the UV350 is always active and can be used in temperature extremes. Furthermore, the UV350 kit is one complete solution from one supplier, as opposed to buying separately from two different companies and assembling a phone and a car kit that offers no proven compatibility.

Our second indirect competitor are rugged tablets that can be placed in a mount. The UV350 device offers better audio quality, better safety, better cellular reception, and it is always on and ready to be used. Also, compared to a tablet, the UV350 can also make cellular calls including emergency 911 calls whereas the tablet cannot as it is a data only device.

Our third indirect competitor is an In-Vehicle Two-way LMR Radio. Not only can the UV350 make phone calls which the LMR radio cannot, but the UV350 offers much better coverage due to using the cellular network as opposed to a limited two-way radio network. And the UV350 can support downloadable Android apps and can serve as a modem for IoT devices and as a Wi-Fi hotspot for further connectivity options and more.

Our fourth indirect competition is that Motorola Solutions has recently announced the TLK 150 In-Vehicle device which is a Push to Talk over Cellular device, compatible only with Motorola’s Wave PTT application and as it is not a smartphone based device it does not feature any downloadable apps (fleet management, GPS tracking, live video feed, etc.) nor the ability to make a phone call over the wireless network. Motorola Solutions sells the TLK 150 In-Vehicle devices directly to customers and through its dealer channel, but not through wireless carriers.

Within the Ruggedized handheld phone category, we have a few direct competitors, including Sonim Technologies, Inc., Kyocera Corporation and Bullet Mobile using the CAT brand who produce rugged handheld devices. Samsung Electronics Co. Ltd. also offer some of their consumer cellular devices in a more rugged form factor. There are also several Chinese companies who manufacture rugged devices but are less active in the North American markets.

Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, Nextivity Inc., and SureCall Company.

Intellectual Property

We own two patents that we acquired from ClearRF, as discussed below, and we have entered into several licensing agreements for the use of a trademark and certain patents.

Uniden America Corporation

In December 2012, Signifi Mobile, the Company’s wholly-owned subsidiary entered into a license agreement with Uniden America Corporation, as amended (the “Uniden Agreement”). The Uniden Agreement provides for the Company to use the trademark “Uniden®”, along with associated designs and trade dress to distribute, market and sell its In-Vehicle device, cellular signal booster and accessories during its term in North America. The agreement includes renewal options up to December 31, 2022 and is subject to certain minimum royalties. The license agreement is amortized on a straight-line basis over its five-year term.

Wilson Electronics LLC

Effective January 1, 2018, Signifi Mobile Inc., the Company’s wholly-owned subsidiary, entered into an agreement with Wilson Electronics, LLC to permit the Company to utilize several of Wilson Electronics’ patents related to cellphone boosters (the “Wilson Agreement”). The Wilson Agreement grants the Company an indefinite right to utilize its cellphone booster-related patents in exchange for paying Wilson Electronics, LLC a royalty fee for boosters sold by the Company. The Wilson Agreement remains in force until the Wilson patents on the Booster products expire.

Via Licensing Corporation

Effective June 8, 2018, the Company entered into two separate licensing agreements with Via Licensing Corporation to utilize worldwide patents related to the coding and decoding of “android” software as well as access and download within the “LTE/ 4G” network. This patent is for an initial period of 5 years and can be extended for a further 5-year term. The Company has the right at any time during the term on any extension hereof, to terminate these agreements upon providing 60 days advanced notice of termination. The quarterly royalty fees are based solely on product sales and is a percentage formula based upon the number of units sold, the country manufactured and the country location of the end customer. There are no minimum royalty fees payable according to the agreement.

eWave Mobile Ltd.

Effective October 1, 2017, we entered into an Asset Purchase Agreement with eWave Mobile Ltd., or eWave, for the purchase of certain distribution rights and contracts in connection with the right to sell and distribute in Israel certain cellular devices for the push to talk market, or the eWave Supplies, in exchange for $700,000 in cash and issued shares of common stock of the Company equal to $700,000. Additionally, we shall pay eWave 50% of up to $1,500,000 in net profit that we earn from sales related to the eWave Suppliers, and 25% thereafter of the net profit exceeding $1,500,000.

 Clear RF, LLC

On March 31, 2021, the Company’s indirectly and wholly-owned subsidiary ClearRF Nevada Inc. acquired all of the issued and outstanding interests of Clear RF, LLC, or ClearRF, a Washington State limited liability company, for a total purchase price of US$700,000 in a combination of cash and Common Shares. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things” (IoT) applications. Two patents (described below) held by ClearRF were subsequently transferred and assigned to ClearRF Nevada following the closing of this acquisition.

i.	RF Passive Bypass technology enables tethered devices to communicate through the amplifier network, even if the amplifier loses power, or when the signal is not required, a key differentiator amongst competitors, in particular for mission-critical applications and first responder vehicles that require constant clear cellular coverage and connectivity.

ii.	Auto Gain & Oscillation Control detects the level of incoming signal strength and self-adjusts output power to ensure maximum signal strength. This feature is vital for telematics (mobile) M2M applications because the amplifier will be in constant motion and will require periodic self-adjustment based on changing incoming signal environment.

Seasonality

We do not experience any effects of seasonality it our business. Our products are designed to function at full capacity under all weather conditions and therefore, we do not experience any shifts in our sales patterns.

C.	Organizational Structure

Our subsidiaries as of December 31, 2020 are as follows:

Name of Subsidiary	Principal Activities	Place of Incorporation	Ownership
Queensgate Resources Corp.		British Columbia, Canada	100%
Queensgate Resources US Corp.		Nevada, USA	100%
Siyata Mobile (Canada) Inc.		British Columbia, Canada	100%
Siyata Mobile Israel Ltd.		Israel	100%
Signifi Mobile Inc.		Quebec, Canada	100%
ClearRF Nevada Inc.(1)		Nevada, USA	100%
Clear RF LLC (2)		Washington, USA	100%

(1)	Wholly owned by Signifi Mobile Inc.
(2)	Wholly owned by ClearRF Nevada Inc.

D.	Property, Plant and Equipment

Our warehouse and Canadian sales headquarters are located at 1001 Lenoir Street, Suite A-414, Montreal, QC H4C 2Z6, with approximately 4,472 square feet of space. We entered into a lease agreement for its property for a five-year term, beginning on July 1, 2020, or the Lease. The Lease is set to expire on May 31, 2024. Under the Lease, we pay net rent of $12.00 per square foot per annum, approximately $53,664 annum, payable in monthly equal installments.

We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this Annual Report. Our discussion and analysis for the year ended December 31, 2018 can be found in our prospectus dated September 25, 2020, filed with the SEC on September 29, 2020. (Registration Nos. 333-248254 and 333-249034).

Overview

We are a global developer of a vehicle mounted, cellular based communications platform over advanced 4G mobile networks under the Uniden® Cellular and Siyata brands. Siyata commercial vehicle devices are specifically designed for professional vehicles such as trucks, vans, buses, emergency service vehicles, government cars and more. Our innovative platform is designed to facilitate replacement of the current in vehicle, multi-device status quo with a single device (the flagship Uniden® UV350 4G device) that incorporates voice, Push-to-Talk over Cellular (“PoC”), data fleet management solutions and more. The UV350 also supports Band 14, a nationwide, high-quality cellular spectrum set aside by the U.S. government for FirstNet compatibility which is the U.S. First Responders 4G LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

In addition to our connected vehicle product portfolio, we develop, manufacture, market, and sell 4G LTE PoC rugged smartphone devices for industrial users. These rugged B2B (business to business) environments include first responders, construction workers, security guards, government agencies and various mobile workers in multiple industries. This product portfolio compliments our connected vehicle devices as it is targeted at similar enterprise customers.

We also manufacture, market, and sell Uniden® cellular signal boosters and accessories for homes, buildings, manufacturing facilities and vehicles with poor cell coverage across Canada and the United States. The vehicle vertical in this portfolio complements the UV350 commercial vehicle smartphone as we begin to generate sales of the UV350 bundled with the Uniden® vehicle boosters, providing stronger cellular coverage inside commercial vehicles.

Components of Operating Results

Revenues

Our revenues are principally derived from channel partners, our online booster portal and the dealer network for both booster and ruggedized phones products. During the fiscal year ended December 31, 2020, channel partners accounted for 60% of our revenues.

Operating Expenses

Our current operating expenses consist of the following components:

Amortization and depreciation

Amortization and depreciation expense consist of mainly amortization of intangible assets as well as amortization of fixed assets and right of use assets under IFRS 16.

The following table discloses the breakdown of amortization and depreciation expenses:

	Year Ended December 31,
(US$ in thousands)	2020	2019	2018
Amortization of intangible assets	$1,150,257	$1,054,199	$549,617
Amortization of right of use assets IFRS 16	144,667	114,207	-
Foreign exchange adjustments	(14,802)	189	(5,409)
Total	$1,280,122	$1,168,594	$544,208

Development Expenses

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

Our development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, rental fees, materials, and other related research and development expenses.

The following table discloses the breakdown of development costs that were expensed in the year as these development expenses did not meet the criteria for capitalization:

	Year Ended December 31,
(US$ in thousands)	2020	2019	2018
Salaries, sub-contractors, consultants and related personnel	$560,236	$757,404	0

Total	$560,236	$757,404	0

Subcontractor expenses include expenses for development consultants and service providers, which are not employees. The services provided by these consultants and service providers include, but are not limited to, chemistry consulting, software and electronics subcontractors and consulting and chip processing consulting.

Sales and Marketing Expenses

Sales and marketing expenses include salaries, benefits, commissions and consulting fees for our global sales teams, marketing and advertising costs for the promotion of our product portfolio and awareness of our company in the investment community and travel expenses related to the sales process.

The following table discloses the breakdown of sales and marketing expenses:

	Year Ended December 31,
(US$ in thousands)	2020	2019	2018
Salaries and related expenses	$2,111	$1,555	$1,173
Advertising and marketing	1,425	1,700	2,737
Travel and conferences	156	305	298
Total	$3,692	$3,560	$4,208

General and Administrative Expenses

General and administrative expenses include:

●	Salaries and benefits of administrative employees throughout the Company;

●	Professional services paid to our legal counsel, auditors, intangible valuation consultant;

●	Consulting and directors’ fees for director’s compensation and consultants paid to assist in the management of the Company and any specific project as needed;

●	Management fees related to an office sharing arrangement in Israel;

●	Travel expenses incurred by officers, directors and administrative personnel globally;

●	Office expenses, including rent for multiple premises, insurance for premises, computer equipment and supplies not capitalized;

●	Liability and D&O insurance;

●	Regulatory fees, including transfer agent fees and Nasdaq Capital Markets annual registration fee; and

●	Shareholder relations fees, including investor relations firms engaged in North America, paid for research reports, costs associated with the dissemination of press releases and to gather information on our shareholder base and stock movements.

The following table discloses the breakdown of general and administrative expenses:

	Year Ended December 31,
(US$ in thousands)	2020	2019	2018
Salaries and related expenses	$284	$407	$236
Professional services	294	203	307
Consulting and director fees	1,206	775	639
Management fees	99	317	440
Travel	43	80	73
Office and general	603	304	297
Regulatory and filing fees	48	46	19
Investor relations	281	191	251
Total	$2,858	$2,323	$2,262

Bad Debts Expenses

Bad debts expenses recorded are consistent with our accounting policy on overdue accounts that requires a provision on accounts overdue, unless special circumstances exist such as payments received after year end that would mitigate this provision.

The following table discloses the breakdown of bad debts expense:

	Year Ended December 31,
(US$ in thousands)	2020	2019	2018
Bad debts expenses	$1,531	$-	$-
Total	$1,531	$-	$-

Inventory impairment expense

Inventory impairment is calculated on a product by product basis by reviewing the dollar value and quantity of inventory on hand, the current selling price of the inventory, the turnover ratio and the selling and marketing costs to be incurred.

The following table discloses the breakdown of inventory impairment expense:

	Year Ended December 31,
(US$ in thousands)	2020	2019	2018
Inventory Impairment	$1,572	$212	$-
Total	$1,572	$212-	$-

Intangible Asset Impairment

Intangible Asset Impairment is calculated to determine if there are impairments in the Company’s intangible assets during the fiscal year. The Company engages an independent evaluator to compile a report, based on management best estimates of future cash flows discounted and the replacement cost of the intangible assets, to determine if an impairment needs to be recorded.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

The following table discloses the breakdown of impairment in value expense:

	Year Ended December 31,
(US$ in thousands)	2020	2019	2018
Impairment in value	$293	$112	$1,509
Total	$293	$112	$1,509

Share-Based compensation expense

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

The following table discloses the breakdown of share based compensation expense:

	Year Ended December 31,
(US$ in thousands)	2020	2019	2018
Share based compensation expense	$518	$1,123	$851
Total	$518	$1,123	$851

Results of Operations

The following table sets forth in US$ a summary of the consolidated results of operations of the Company for the periods indicated, both in absolute amount and as a percentage of its total revenue.

	Year Ended December 31,
(USD$ in thousands)	2020	2019	2018
Revenues	$5,990	$9,812	$10,981
Comprehensive loss	$(13,588)	$(7,666)	$(8,864)
Net loss for the year	$(13,591)	$(7,657)	$(8,897)
Basic loss	$(9.15)	$(9.48)	$13.53
Diluted loss	$(9.15)	$(9.48)	$13.53
Total assets	$31,092	$16,137	$13,058
Total non-current financial liabilities	$6,753	$5,575	$3,352
Cash dividends declared in all classes of shares	Nil	Nil	Nil

The following is an analysis of our operating results in US$ for the years ended December 31, 2020, 2019 and 2018 and includes a comparison against the years ended December 31, 2020 and December 31, 2019, and December 31, 2019 and 2018.

Revenues

Revenues for the year ended December 31, 2020 were $5,989,772 compared to $9,812,188 for the year ended December 31, 2019. This negative variance of $3,822,416 (-39%) is due mainly to the decrease in sales in Europe, the Middle East and Africa, or the EMEA, of $4.7 million, year over year, offset by the increase in North American and Australian revenues of $0.8 million and $0.1 million, respectively.

This decline in revenues in EMEA was due to the Company making accommodations to customers, that could not install the mobile units. The installation issue arose as a result of Covid-19 and government agency contract delays due to country’s fiscal budgets were not approved. In order to maintain these key customer relationships, the Company made the business decision to accept these returns.

Booster sales increased by 32% in 2020 over 2019. The decrease in sales in the EMEA region is due to delays in government contract tenders. As a result, geographic mix of North American sales was 64% of total revenues in 2020 versus 36% in 2019.

Revenues for the year ended December 31, 2019 were $9,812,188 compared to $10,981,114 in 2018, a negative variance of $1,168,926, (-10.6%) is due mainly to the $862,914 increase of sales in North America (representing a year over year increase of 32%) resulting from initial demand for our Uniden® UV350 4G In-vehicle product in North America in 2019 as a direct result of certification with Tier One mobile operators offset by the $1,839,626 decrease in sales in Europe and the Middle East, representing a 23% decrease year over year of Siyata’s 3G legacy products.

Costs of Goods Sold

Cost of sales for the year ended December 31, 2020 were $4,409,655 compared to $7,122,823 for the year ended December 31, 2019. The gross margin dollars for 2020 was $1,580,117 (26.4% of sales) compared to $2,689,365 (27.4% of sales in the previous year) a negative variance in gross margin percentage by 1.0% and a negative variance of $1,109,248 in gross margin dollars year over year. The decrease in gross margin dollars is attributable to the negative sales variance of 39% as well as the returns of merchandise by customers on sales to the EMEA totaling $1,700,000.

Cost of sales for the year ended December 31, 2019 were $7,122,823 compared to $9,390,768 in 2018. The gross margin dollars for 2019 was $2,689,365 (27.4% of sales) compared to $1,590,346 (14.5% of sales), a positive variance in gross margin percentage by 12.9% and a positive variance of $1,099,019 in gross margin dollars year over year. The increase in gross margin dollars is due to the higher overall margins in the North American marketplace a result of sales of the Uniden® UV350 4G In-vehicle sold in 2019 offset by the lower sales volume of 10.6%.

Amortization and Depreciation

Amortization and depreciation costs for the year ended December 31, 2020 was $1,280,122 compared to $1,168,594 for the year ended December 31, 2019. The negative variance of $111,528 relates mainly due to increase in amortization of the UV350 included in the intangible assets for the full year in 2020 compared to a partial year in 2019.

Amortization and depreciation costs for the year ended December 31, 2019 was $1,168,594 compared to $544,208 in 2018, a negative variance of $624,386 relates mainly due to the amortization required under IFRS 16 of $103,207 in 2019, not applied prior to 2019, as well as the increase in depreciation in the year in the UV350 on the new portfolio of 4G as well as the increase in amortization of the 3G remaining products in the amount of $66,323.

Development expenses

Development expenses for the year ended December 31, 2020 were $560,236, compared to $757,404 for the year ended December 31, 2019, a decrease of $197,168. The development expenses relate to the UR5 ruggedized device that did not meet the criteria for capitalization.

Development expenses for the year ended December 31, 2019 was $757,404 compared to Nil in 2018. This expense is for development expenses related to the UR5 ruggedized device that did not meet the criteria for capitalization.

Selling and Marketing Expenses

Selling and marketing costs for the year ended December 31, 2020 were $3,691,844 compared to $3,559,602 for the year ended December 31, 2019. This negative variance of $132,242 is due mainly to the reduction in advertising and marketing costs by leveraging carrier sales staff in the amount of $275,510, the decrease in travel and tradeshow expenses of $148,168, offset by the $555,920 increase in our U.S. sales team headcount in the year.

Selling and marketing costs for the year ended December 31, 2019 were $3,559,602 compared to $4,207,746 in 2018, a positive variance of $648,144 and is due mainly to an increase in selling salaries and commissions on the suite of new products in the amount of $381,752, the decrease in additional advertising and marketing costs of $1,037,328 due to the engaging of salaried employees to promote the new products in North America and globally including trial samples, tradeshows and targeted promotional activities and a marginal increase of $7,432 in travel related costs.

General and Administrative Expenses

General and administrative costs for the year ended December 31, 2020 of $2,857,550 compared to $2,322,681 for the year ended December 31, 2019. This negative variance of $534,869 relates mainly to the increase in consulting and professional fees since our initial public offering related to NASDAQ requirements of $500,000, the increase in office and general expenses of $300,000 due to increased liability insurance, offset by the decrease in management fees by $200,000 due to the decrease in office sharing arrangement at one of our offices and the decrease in travel expenses of $37,353.

General and administrative costs for the year ended December 31, 2019 of $2,322,681 compared to $2,261,990 in 2018, a negative variance of $60,691 relates mainly to the negative variance in salaries in the year of $170,753 related to the increase in direct hires, offset by the positive variance in lower management fees of $123,284, a negative variance in the increase in director and consulting fees of $135,895 in the year for management salaries and increase in the number of Directors, the positive variance in professional services of $104,435 relating to less consultants in the year, the slight negative variance in general and administrative travel of $7,077, the positive variance in office and general of $6,666 related to cost rationalization, a negative variance in regulatory and filing fees of $27,494 related to costs for both TSX.V and OTCQX additional fees, and a positive variance of $59,475 related to shareholder relations resulting from costs rationalization.

Bad Debts Expense

Bad debts for the year ended December 31, 2020, was $1,530,667 compared to zero in the previous year. The bad debt provision taken in the three months ended December 31, 2020, is a result of the Company’s policy to take a bad debt provision on any customer that has overdue receivables. Due to Covid-19 global impact and government tender delays in the EMEA, the Company provided extended payment terms to key customers which was expected to allow sufficient lead time for collections of these receivables which did not materialize. Therefore, the corresponding provision for bad debts of $775,092 was provided for Israeli accounts and $755,575 for North America customers.

Inventory Impairment

Inventory impairment for the year ended December 31, 2020, was $1,571,649 compared to $212,000 in the three months ended December 31, 2019, a negative variance of $1,359,649. The the three months ended December 31, 2020 inventory impairment results from, (i) an impairment of $530,000 on the aging of the inventory returns from key customers resulting in excess inventory of like items in the three months ended December 31, 2020, as discussed in the revenues section above, (ii) an impairment of $725,806 for finished goods merchandise on excess of inventory resulting from the returns of the same product, and (iii) an impairment totaling $316,000 on spare parts obsolescence.

Inventory impairment for the year ended December 31, 2019 was $212,000 compared to Nil in 2018. The inventory impairment results from the provision for inventory of products at the end of their lifecycle.

Intangible Assets Impairment

Impairment of intangible assets for the year ended December 31, 2020 was $293,000 compared to $111,521 in 2019, a negative variance of $181,479. These impairments in 2020 were for the write off of the remaining balance of intangibles that had been capitalized for both a vehicle phone, specifically for the EMEA market, that is near the end of its sales cycle in the amount of $184,000, and $109,869 for a rugged hand-held device for the EMEA market that is near the end of its sales cycle. In the three months ended December 31, 2019 the $111,521 impairment related to the reduction in future value of the EWave exclusive supplier and sales agreement. The Company engaged a professional evaluator which supported management’s impairment conclusions.

Impairment of intangible assets for the year ended December 31, 2019 was $111,521 compared to 1,508,880 in 2018, a positive variance of $1,397,359. Impairment in 2019 was on the EWave license as compared to the write down of the CP-200 rugged phone.

 Share-based Compensation

Share-based compensation for the year ended December 31, 2020 was $517,678, compared to $1,123,154 for the year ended December 31, 2019, a decrease of $605,476. The decrease in share-based compensation relates to the valuation of stock options vested during the period.

Share-based payments for the year ended December 31, 2019 was $1,123,154 compared to $850,747 in 2018, a negative variance of $272,407. This variance relates to the valuation of stock options vested during the period.

Finance Expense

Finance expenses for the year ended December 31, 2020 was $1,744,273 compared to an expense of $962,263 for the year ended December 31, 2019 for a negative variance of $782,010. This variance consists mainly of the increase in the interest and accretive interest on the debenture debt of $1,050,408, the increase in interest on lease obligations of $2,639, offset by the decrease in other bank loan interest of $217,200, the gain on conversion of the debenture of $16,712, the decrease in interest on long term-debt of $4,307, and other interest and bank charge decrease of $32,818.

Finance expenses for the year ended December 31, 2019 was $962,263 compared to $753,257 in 2018, a negative variance of $209,006. This variance consists mainly of the loss of $133,195 on the rollover of the 10.5% debenture, included in finance expenses, as well as the additional accrual in the three months ended December 31, 2019 on the 12% debenture of $49,751, the interest on the lease obligations in 2019 of $11,406 and the increase in other interest and bank charges of $14,654.

Foreign Exchange Loss

Foreign exchange loss (income) for the year ended December 31, 2020 was income of ($290,401) compared to an expense of $106,745 for the year ended December 31, 2019 for a positive variance of $397,146. This variance resulted from foreign currency fluctuations in the period.

Foreign exchange loss (income) for the year ended December 31, 2019 was $106,745 compared to income of $40,261 in 2018, a negative variance of $147,006. This variance resulted from foreign currency fluctuations in the period.

Transaction costs

Transaction costs for the year ended December 31, 2020 of $1,414,616 compared to an expense of nil in 2019. This variance resulted from the portion of expense related to the uplisting to Nasdaq that could not be capitalized including legal fees of $358,000, accounting fees of $38,000, consulting fees of $692,000, filing fees of $179,000 and marketing expenses of $147,000.

Accreditation and Change in Value of Future Contingent Consideration

Accretion and change in value of future contingent consideration resulted in an expense for the year ended December 31, 2020 of Nil versus an expense of $22,609 for the year ended December 31, 2019. This is due to 2020 the future purchase considerations was fully extinguished

Accretion and change in value of future contingent consideration resulted in an expense for the year ended December 31, 2019 of $22,609 versus an expense of $400,886 in 2018, a positive variance of $378,277 and is due to at of the end of the second quarter of 2019, the Company did not have any contingent consideration and therefore had no accretion expense compared to a large accretion expense due to a fluctuating stock price in 2018 required for the future purchase consideration.

Net loss for the year

The Company experienced a net loss for the year ended December 31, 2020 of ($13,591,117) as compared to net loss of ($7,657,208) for the year ended December 31, 2019, a negative variance of ($5,933,909.) This negative variance is due mainly to negative variances in gross margin of $1,109,248, amortization of $111,528, selling expenses of $132,242, general and administrative expenses of $534,869, bad debts of $1,530,667, inventory impairment of $1,571,649, impairment in intangible assets in the year of $293,000, finance expenses of $782,010, transaction costs of $1,414,616, offset by development expenses of $197,168, share based compensation of $605,476, foreign exchange of $397,146.

Net loss for the year

The Company experienced a net loss for the year ended December 31, 2019 of ($7,657,208) as compared to ($8,897,107) in 2018, a positive variance of $1,239,899. This positive variance is due mainly to a positive variance of $1,099,019 in gross margin dollars, a positive variance of $648,144 in selling and marketing expenses, a positive variance of $181,479 in impairment of intangible assets, a positive variance of $378,277 in accretion and change in value of future contingent consideration, offset by a negative variance of $624,386 in amortization and depreciation, a negative variance of $757,404 in development expenses, a negative variance of $60,691 in general and administrative expenses, inventory impairment variance of $212,000, a negative variance of $272,407 in share based compensation, a negative variance of $209,006 in finance expenses, a negative variance of $147,006 in foreign exchange.

Loss and comprehensive loss for the year

As a result of the activities discussed above, the Company experienced a comprehensive loss for the year ended December 31, 2020 of ($13,588,230) as compared to a comprehensive loss of ($7,665,708) for the year ended December 31, 2019, representing a negative variance of $5,922,522.

As a result of the activities discussed above, the Company experienced a comprehensive loss for the year ended December 31, 2019 of ($7,665,708) as compared to ($8,864,436) for 2018, representing a positive variance of $1,198,728.

Adjusted EBITDA

For the year ended December 31, 2020, the adjusted EBITDA is negative ($7,101,162) versus negative ($4,162,322) in 2019, a negative variance of $2,938,840. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, share-based compensation expense, bad debts and impairment in intangible assets.

For the year ended December 31, 2019 the adjusted EBITDA is negative ($4,162,322) versus negative ($4,879,390) in 2018, a positive variance of $717,068. Adjusted EBITDA is defined as the net operating loss excluding amortization and depreciation, share-based compensation expense, bad debts impairment and impairment in intangible assets.

We define capital as consisting of shareholder’s equity (comprised of issued share capital, reserves, accumulated translation differences and deficit). We manage our capital structure to maximize our financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. We do not presently utilize any quantitative measures to monitor our capital, but rather we rely on the expertise of our management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given our relative size, is reasonable. As at December 31, 2020, we are only subject to externally imposed capital requirements arising from the quarterly payments of interest on the debentures, the monthly principal and interest payments from the BDC loan and a demand line of credit with the TD Bank We are also subject to a debt covenant in relation to the factoring agreement. At no time during the year were we in breach of the covenant.

5.B	Liquidity and Capital Resources

Siyata Mobile Israel, a wholly-owned subsidiary of Siyata Mobile Inc., provides sales and distribution, and research and development capabilities.

Siyata Mobile Israel has a factoring facility with Israeli banks whereby the bank advances funds to Siyata Mobile Israel and charges a fluctuating interest rate on the advanced funds until it is repaid by the borrowers’ customers. The bank has a lien on these receivables. The factored receivables are all required to be insured in case of customer default with a financial institution. On December 31, 2020 the loan advanced against this factoring agreement amounted to $65,000.

In addition, on June 28, 2018, our subsidiary Signifi Mobile Inc. borrowed $192,886 (from the Business Development Bank of Canada, or BDC, for a term of four years, payable in monthly instalments of principal and interest. This loan bears interest at the BDC’s base rate plus 3.2%. The loan must be fully repaid by July 23, 2022. The loan is secured by the assets of Signifi Mobile Inc. and a guarantee by the Corporation and its Canadian subsidiaries. This loan ranking has been postponed to the TD Bank loan as more fully described below.

Signifi Mobile Inc. has a line of credit with TD Bank up to a maximum of $588,235 ($750,000 CAD) as of March 5, 2020. The loan is secured by a floating charge on the receivables, inventory, trademarks, and a universal lien on all the assets of Signifi Mobile Inc. to a maximum of $3,137,254 ($4,000,000 CAD). The Export Development Corporation of Canada guarantees fifty percent of this debt. As of December 31, 2020, the balance of the TD Bank loan was $372,848. The loan bears interest at the bank’s prime lending rate plus 1.25% and is repayable on demand.

On December 23, 2019, we issued 7,866,000 unsecured convertible debentures at a price of $0.77 ($1.00 CAD) per unit, convertible into 0.0153 Common Shares at $51.18 ($65.25 CAD) per Common Share. Each such convertible debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the convertible debenture.

In addition, on December 31, 2020, we entered into and closed definitive securities purchase agreements, or a Purchase Agreement, with certain Israeli and Canadian investors, to purchase 129,450 units with each unit consisting of 10 common shares and a warrant to purchase up to 10 common shares, or the Warrant, at a purchase price of $100.00 per unit in a private placement offering, or the Offering. Each Warrant is exercisable immediately, has a term of 42 months and has an exercise price of $11.50 per share. The total gross proceeds to us from the Offering, excluding fees and expenses, totaled approximately $12,950,000 and the closing of the Offering occurred on December 31, 2020. We retained Orion Underwriting and Issuances Ltd. to serve as our placement agent with respect to the Israeli investors participating in the Offering. The Registrant has agreed to pay the placement agent a cash fee equal to 5% of the gross proceeds raised in the Offering, a cash fee equal to 3% of the gross proceeds from the exercise of any warrants, and warrants to purchase an aggregate of 5% of the number of warrants sold in the Offering.

Our objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. We have historically financed our operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at December 31, 2020, we had a cash balance including restricted cash of $16,465,266 (2019- $2,661,575, 2018-$1,776,949). As at December 31, 2020, we had an accumulated deficit of $38,893,870, (2019- $25,302,753, 2018-$17,645,545), and working capital of $13,689,663 (2019- $5,149,500, 2018-$3,351,846)

The following table sets forth a summary of its cash flows for the periods indicated:

US$	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Net cash used in operating activities	(9,989,856)	(6,726,135)	(2,274,422)
Net cash used in investing activities	(1,534,706)	(2,380,196)	(2,223,520)
Net cash from financing activities	25,348,649	9,505,541	2,923,016

Cash (used in) provided by operating activities

December 31, 2020 compared to December 31, 2019

Net cash flows and restricted cash used, related to operating activities in 2020 were ($9,989,856) compared to cash used of ($6,726,135) in 2019. The increase in cash used of $3,263,721 was primarily due to the increase in the net loss by $5,933,909, offset by, the increase in amortization of $111,528 (related to the UV350 and the right of use lease amortization), the bad debt provision of $1,530,667, the inventory impairment of $1,359,649, the increase in intangible impairment of $181,479, an increase in accretive net finance fees of $571,394, foreign exchange of $138,691, the loss on debt conversion of $16,712 offset by the decrease in amortization of share based payments of $605,476, and the decrease in the non-cash working capital items by $634,456. The non-cash working capital variances consisting of an increase in accounts payable and accrued liabilities of $2,259,958, decrease in inventory of $667,057, decrease due to related party of $8,092 offset by a decrease in trade and other receivables, prepaids, and advances to suppliers of $2,219,265.

Cash (used in) provided by operating activities

December 31, 2019 compared to December 31, 2018

Net cash flows related to operating activities in 2019 used were ($6,726,135) compared to cash used of ($2,274,422) in 2018. The increase in cash used of $4,451,713 was primarily due to the decrease in the net loss by $1,239,899, offset by, the increase in amortization of $624,386 (related to the UV350 and the right of use lease amortization), the inventory impairment of $212,000, the decrease in intangible impairment of $1,397,359, an increase in accretive net finance fees of $70,124, the increase in amortization of share based payments of $272,407, and the decrease in the non-cash working capital items by $5,072,284. The non-cash working capital variances consisting of an increase in accounts payable and accrued liabilities of $1,740,851, increase in inventory of $404,629, decrease due to related party of $833,234 and a decrease in trade and other receivables, prepaids, and advances to suppliers of $2,902,728.

	2020	2019	2018
Cash provided by / (used for):

Operating activities:	$(13,591,117)	$(7,657,208)	$(8,897,107)
Net loss for the period
Items not affecting cash:
Amortization and depreciation	1,280,122	1,168,594	544,208
Bad debt expense (Note 5)	1,530,667	-	-
Inventory impairments (Note 6)	1,571,649	212,000	-
Intangible impairments (Note 9)	293,000	111,521	1,508,880
Interest expense, net of repayments (Note 21)	926,962	341,112	270,988
Interest income	(14,456)	-	-
Foreign exchange	138,691	-	-
Accretion of future purchase consideration	-	-	400,886
Share-based payments	517,678	1,123,154	850,747
Loss on debt conversion	16,712	-	-
Net change in non-cash working capital items:
		-	-
Trade and other receivables, prepaids, and advances to suppliers	(3,353,800)	(1,134,535)	1,768,193
Inventory	(601,487)	65,570	(338,959)
Accounts payable and accrued liabilities	1,372,389	(887,569)	853,282
Due to/from related party	(76,866)	(68,774)	764,460
Net cash and restricted cash used in operating activities	(9,989,856)	(6,726,135)	(2,274,422)

Cash (used in) provided by investing activities

December 31, 2020 compared to December 31, 2019

Net cash flows used in investing activities for the year ended December 31, 2020 was $1,534,706 compared with $2,380,196 in the year ended December 31, 2019, a positive variance of $845,490. This variance relates primarily to reduction in multiple carrier device approval certification costs incurred in 2019 that did not recur in this year in the amount of $866,626 offset by the increase in equipment by $21,136.

Cash (used in) provided by investing activities

December 31, 2019 compared to December 31, 2018

Net cash flows used in investing activities for the year ended December 31, 2019 was $2,380,196 compared with $2,223,520 in 2018, a negative variance of $156,676. This variance relates primarily to increase in additions to intangibles of $781,536 offset by the drop in future purchase consideration by $621,567 and the decrease in equipment by $3,293.

	2020	2019	2018

Investing activities:
Intangible additions	(1,513,570)	(2,380,196)	(1,598,660)
Future purchase consideration	-	-	(621,567)
Equipment additions	(21,136)	-	(3,293)
Net cash and restricted cash used in investing activities	(1,534,706)	(2,380,196)	(2,223,520)

Cash used in financing activities

December 31, 2020 compared to December 31, 2019

Net cash provided by financing activities for the year ended December 31, 2020 was $25,348,649 compared to $9,505,541 in 2019. This positive variance of $15,843,108 relates mainly to the initial public offering on NASDAQ and the private placements that had proceeds net of share issuance costs of $25,035,382 in 2020 versus $2,270,831 in 2019 for a net positive variance of $22,764,551, a positive variance on the bank loan by $437,848, the positive variance due to the prior years’ loan to director of $200,000, the negative variance from the exercise of warrants and agents’ options in the prior year totaling 5,777,622 (exercise of 80,865 share purchase warrants for proceeds of $5,529,858 in the prior year plus the exercise of 5,668 agents’ options for proceeds of $247,764 in the prior year), negative variance in proceeds from debenture financing in 2019 over 2020 by $1,586,418, negative variance on the increase in lease liability payments by $10,534, and negative variance on the long term debt-BDC- principal payment increase of $19,376 over the prior year.

Cash used in financing activities

December 31, 2019 compared to December 31, 2018

Net cash provided by financing activities for the year ended December 31, 2019 was $9,505,541 compared to $2,923,016 in 2018. This positive variance of $6,582,525 relates mainly to the private placements that had proceeds net of share issuance costs of $2,270,831 in 2019 versus $1,304,714 in 2018, a net positive variance of $966,117, a negative variance on the bank loan by $32,435, the negative variance due to the loan to director of $200,000, the positive variance of $4,328,189 from the exercise of warrants, stock options and agents’ options in the year totaling $5,777,622 (2018:$1,449,433) (exercise of 80,865 share purchase warrants for proceeds of $5,529,858 (2018:$1,022,200) plus the exercise of 5,668 agents’ options for proceeds of $247,764 (2018:$110,801) and stock options of Nil (2018:$316,432), a positive variance in proceeds from debenture financing in 2019 over 2018 by $1,685,908, negative variance on the increase in lease liability payments by $135,612, and negative variance on the long term debt-BDC- principal payment increase of $26,114 over the prior year and a decrease in loans received of $3,528.

	2020	2019	2018
Financing activities:
Lease payments	(146,146)	(135,612)	-
Bank loan	405,413	(32,435)	-
Repayment of long term debt	(45,490)	(26,114)	-
Convertible debt issued, net of repayments	99,490	1,685,908	-
Shares issued for cash	28,168,529	2,290,916	1,591,950
Share issue costs (cash)	(3,133,147)	(20,085)	(287,236)
Loan to Director	-	(200,000)	-
Exercise of stock options	-	-	316,432
Exercise of agents’ options	-	247,764	110,801
Exercise of warrants	-	5,529,858	1,022,200
Loan received	-	165,341	168,869
Net cash and restricted cash from financing activities	25,348,649	9,505,541	2,923,016

Financial Instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

Financial instruments measured at fair value are classified into three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1	– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	– Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3	– Inputs that are not based on observable market data.

The fair values of the Company’s cash, trade and other receivables, due from related party, and accounts payable and accrued liabilities approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

The following table in Canadian dollars illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2019 and December 31, 2018:

	Level 1	Level 2	Level 3

December 31, 2018:
Future purchase consideration	$315,712	$-	$-

December 31, 2019:
Future purchase consideration	$-	$-	$-
December 31, 2020
Future purchase consideration	$0-	$-	$-

The balance of future purchase consideration above is the current portion, plus the present value of the non-current portion presented on the consolidated statements of financial position.

The input used in Level 1 for the year ended and for the year ended December 31, 2018 is either the cash the Company is obligated to pay as an anniversary payment or the Company’s share price quoted on active markets, or a combination thereof, depending on which payment form is considered most probable to be chosen by the vendor.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 15% of the Company’s revenues for 2019 (2018- 29%) are attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represent the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Customers that fail to meet the Company’s benchmark creditworthiness may transact with the Company only on a prepayment basis.

More than 80% of the Company’s customers have been active with the Company for over four years, and no impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company, and future sales are made on a prepayment basis.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region reported in Canadian dollars was as follows:

(in thousands)	December 31, 2020	December 31, 2019	December 31, 2018
EMEA	$1,246	$609	$478
North America	1,491	884	201
Total	$2,737	$1,493	$679

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

We examine current forecasts of our liquidity requirements so as to make certain that there is sufficient cash for our operating needs, and it is careful at all times to have enough unused credit facilities so that we do not exceed our credit limits and are in compliance with our financial covenants (if any). These forecasts take into consideration matters such as our plan to use debt for financing our activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

We use activity-based costing to cost our products and services, which assists us in monitoring cash flow requirements and optimizing our cash return on investments. Typically, we ensure that we have sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

We have a factoring agreement with external funding. The increase in days-sales-outstanding in our trade receivables is due to a factoring arrangement which we use to expedite collection in Israel, where no such arrangement is in place for sales in North America. Receivables in Israel are collected 80-85% up-front from the factoring company, which are then presented on a net basis in the financial statements in accordance with IAS 32. In 2019, sales in the North American market increased to 36% of our sales, from 25% in the prior year, which accordingly increased our collection period due to the lack of a factoring arrangement for those receivables.

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of Siyata Mobile Israel is the U.S. dollar. Revenues are predominantly incurred in the US$ and NIS. As at December 31, 2020, our exposure to foreign currency risk reported in CAD$ with respect to financial instruments is as follows:

(in USD thousands)	USD	New Israeli Shekel (“NIS”)	CAD	Total
Financial assets and financial liabilities:

Current assets

Cash	5,236	36	197	5,469
Restricted cash	0	10,995	-	10,995
Trade receivables	1,266	1,246	225	2,737
Due from director	214	-	-	214

Current liabilities

Bank loan	-	(65)	(372)	(437)
Accounts payable and accrued liabilities	(1,176)	(1,087)	(359)	(2,622)

Convertible debentures	-	-	(6,161)	(6,161)

Long term debt	-	-	(108)	(108)

Total	5,540	11,125	(6,578)	10,087
Impact of 10% fluctuation in exchange rate	554	1,113	(658)	1,009

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is currently immaterial as the Company’s debt bears interest at fixed rates.

Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Critical Accounting Policies, Judgments and Estimates

Statement of compliance

The accompanying consolidated financial statements, including comparatives, have been prepared in accordance with IFRS as issued by the IASB and Interpretations of the International Financial Reporting Interpretations Committee.

Basis of consolidation and presentation

The accompanying consolidated financial statements of the Company have been prepared on the historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

The accompanying consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%

The accompanying consolidated financial statements of the Company are presented in Canadian dollars, which is the functional currency of the Company.

Foreign currency translation

Items included in the Company’s accompanying financial statements of each entity in the Company are measured using the functional currency (the currency of the primary economic environment in which the entity operates) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the Canadian dollar which is also the functional currency of all its subsidiaries except Siyata Mobile Israel Ltd. which is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS

The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the Canadian dollar are translated into Canadian dollars at period end exchange rates. Income and expenses, and cash flows are translated into Canadian dollars using the average exchange rate. Exchange differences resulting from the translation of United States operations are recognized in other comprehensive income (loss) and accumulated in equity.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

.

Use of estimates and judgements

The preparation of our accompanying consolidated financial statements in conformity with IFRS requires that we make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

●	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Mobile Israel Ltd. which has the functional currency of the U.S. dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the accompanying consolidated financial statements.

Outlook

We are a global developer and provider of a vehicle mounted communications platform over advanced mobile networks. Customers include cellular operators and their dealers, commercial vehicle technology distributors and fleets of all sizes in Canada, Europe, Australia and the Middle East. The Company’s “Connected-Vehicle” devices and various accessories are specifically designed for enterprise customers and professional fleets such as trucks, vans, buses, ambulances, government cars and more. The Company aims to provide greater mobile connectivity for professional drivers and facilitate replacement of the current in-vehicle, multi device status quo with a single device that incorporates voice, data and fleet management solutions with our flagship 4G UV350 communication device. In addition, the Company develops, markets and sells rugged Push to Talk mobile devices, cellular amplifiers and various accessories for both consumer and enterprise customers with sales across North America, Europe and the Middle East to multiple retailers, distributors and cellular dealers.

We have received device approval for our Uniden® UV350 from AT&T, Verizon and FirstNet in the United States as well as at Tier 1 Canadian carriers, Bell Mobility and Rogers Wireless. We offer a complete product offering including the UV350 device and multiple accessory peripherals as well as integration with multiple fleet applications which has resulted in purchase orders in the United States, Canada and international markets.

With over 20 million commercial and first responder vehicles in North America, per the U.S. Department of Transportation, this represents a multi-billion-dollar opportunity for us which we began aggressively pursuing and capturing in 2019 and continue to do so. In addition, we are working closely with Motorola’s Push to Talk software subsidiary Kodiak. We previously launched the UV350 in partnership with Motorola and plan to sell this device to multiple Kodiak partners in North America and globally. Our management believes that these key partnerships have unlocked large scale sales opportunities for its products which it expects will continue in the coming years and will also result in a paradigm shift in our revenue base to predominantly the North American market.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn.

For the year 2020, we experienced an increase of sales of our cellular boosters as more people are working remotely because of the COVID-19 pandemic, resulting in a shift towards increased sales in North America and in the first responder market. However, we experienced a decrease in sales of our other products, resulting in an increased net loss in 2020. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business or ability to raise funds. We plan to address any going concerns from the pandemic by continuing to increase our sales in North America which is a substantial larger market than we have sold in the past. In addition, our cellular distribution business should remain strong during this time since more individuals will continue to work from home.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company – B. Business Overview” and Item 5. Operating and Financial Review and Prospects –A. Operating Results – Results of Operations.”

D.	Trend information

See “Item 5. Operating and Financial Review and Prospects.”

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

F.	Contractual Obligations

The following table in US$ summarized the contractual obligations of the Company as of December 31, 2020:

	Less than one year	1-3 years	3-5 years	Over 5 years	Total

Capital lease obligations	127,776	104,897	108,919	-	341,592
Long term debt	56,471	51,765	-	-	108,236
Debentures	6,160,769	-	-	-	6,160,769
Other long term liabilities	-	142,870	-	-	142,870
Commitments by date due	6,345,016	299,532	108,919	-	6,753,467

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Marc Seelenfreund	51	Chief Executive Officer
Gerald Bernstein	58	Chief Financial Officer
Glenn Kennedy	54	Vice President of Sales
Gidi Bracha	44	Vice President of Technology and Product Development
Luisa Ingargiola	52	Director
Peter Goldstein	58	Director and Chairman of the Board of Directors
Michael Kron	58	Director
Steven Ospalak	53	Director

Marc Seelenfreund

Marc Seelenfreund is the Founder and CEO of Siyata Mobile Inc. since July 2015, when the reverse takeover of Teslin Resources created Siyata Mobile Inc. Marc Seelenfreund has over 20 years’ experience in the telecom and cellular arena as founder of a leading telecom distribution company representing multiple global telecom vendors. From August 2004 to July 2015, he was the CEO of Accel Telecom Inc. a key importer and integrator of advanced telecom equipment into the Israeli telecom market. Accel Telecom Inc’s products and services included importing and distribution of mobile devices, including smartphones and feature phones, integration of cloud software, and distribution and integration of networking equipment including routers and mobile broadband solutions. Marc Seelenfreund received a law degree from Bar Ilan University and is the Chairman of Ono Academic College.

Gerald Bernstein

Gerald Bernstein has been CFO of the Company since July 2016. Mr. Bernstein was previously the VP Finance from July 2015 until June 2016 of Pazazz Printing Inc. a printing and fulfillment service to ensure a seamless flow throughout projects including printing, graphic design, direct marketing, fulfillment and logistics. Previously, Mr. Bernstein served as the VP Finance from July 2013 until February 2015 of Amcor Holdings Inc., an international real estate development and management company. From September 2003 until July 2015, Mr. Bernstein was a self-employed certified public accountant consultant, working on various mandates in mortgage financing, tax planning, turnaround, process re-engineering and private equity due diligence. Mr. Bernstein holds a Bachelor of Commerce Degree and a Graduate Diploma in Public Accountancy from McGill University. Mr. Bernstein has been a member of the Canadian Institute of Chartered Professional Accountants since 1987.

Glenn Kennedy

Glenn Kennedy has over 25 years of sales experience in the telecommunications industry where he has managed sales nationally for Motorola Canada, HTC Communications Canada and Sonim Technologies; Glenn Kennedy is the VP Sales of Siyata Mobile Inc. since January 2017 including product certification, sales training and education to the marketplace. Previously Mr. Kennedy severed as the Director of Carrier Sales for Sonim Technologies working exclusively on the Rogers Wireless account from October 2015 until December 2016. Mr. Kennedy was the National Account Manager for HTC Communications Canada, working exclusively on the Bell Mobility account from August 2011 until August 2015. From April 2003 until May 2011, Mr. Kennedy was the National Account Manager for Motorola Mobility, working specifically on the Telus account. Mr. Kennedy has earned a Bachelor of Arts with Honors in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Gidi Bracha

Gidi. Bracha served as a VP of Technology since 2011 and has spearheaded the development of Siyata’s various cellular products. Mr. Bracha has over 15 years of technological experience in the telecommunications industry. Mr. Bracha has served in various key positions at Cellcom, Israel’s leading cellular provider, including Head of Car Mobility Products and as a Director of Type Approvals. Mr. Bracha has served as an engineer in the Anti-Aircraft division of the air force in the IDF. Mr. Bracha holds a bachelor’s degree in Engineering and Business Management from the University of Derby.

Luisa Ingargiola

 Ms. Ingargiola has over 20 years of experience in finance, accounting and public markets. She currently serves as chief financial officer of Avalon Globocare, a position she assumed in 2017. Ms. Ingargiola also serves as a board member and audit chair of Electra Meccanica, AgEagle Aerial Systems, BioCorRx, Inc., Vision Marine Technologies Inc., and as a director of Progress Acquisition Corporation, a special purpose acquisition corporation (SPAC). She previously served as a board member and audit chair of Globe Photos, Inc. (2018-2019), FTE Networks Inc (2016-2019), CopSync (2016-2017), and as a director of The JBF Foundation Worldwide, a non for profit (2015-2017). From 2007 to 2018 she served as chief financial officer of MagneGas Corporation. Ms. Ingargiola has significant experience in public markets, financing transactions, compliance, corporate governance, internal controls and mergers and acquisitions. She received her undergraduate degree in Business Administration from Boston University Questrom School of Business and her master’s degree from University of S. Florida.

Peter Goldstein

Mr. Goldstein has over 30 years of diverse and global entrepreneurial, client advisory and capital market experience and a successful track record in leading and building companies in the capital markets. Mr. Goldstein is experienced with mergers and acquisitions, strategic planning and transaction structuring. In 2006, Mr. Goldstein founded Grandview Capital Partners, Inc. where he continues to serve as chairman and chief executive officer to this date. He is the and chief executive officer of Exchange Listing, LLC, which he founded in 2019. He currently serves as a member of the board of directors of Cosmos Holdings, Inc. From 2013 to 2015 he served in various roles, including as a director, interim president and chief financial officer of American Patriot Brands, Inc. In 2012 he co-founded Staffing 360 Solutions, Inc., where he served in various roles, including chairman of the board of directors and principal financial officer until 2014. He received his master’s degree in international business from the University of Miami.

Michael Kron

Michael Kron combines over twelve years in the communications industry. Mr. Kron has been the director of the Company and Chair of the Audit Committee since July 27, 2015. Since May 2017, Mr. Kron has been the Chairman and CEO of AnywhereCommerce Inc., where he works closely with technology start-ups serving as an incubator. Previously, he held the role of CFO at Anywhere Commerce Inc. since June 2008. He is an independent director and chair of the Audit Committee of Digimax Global Inc. as of May 2021. He is a Chartered Professional Accountant and has a B.Com. from Concordia University.

Stephen Ospalak

Stephen Ospalak combines over twenty-one years of experience in the communications industry. Mr. Ospalak has been the director of the Company since July 27, 2015. Mr. Ospalak has been a Managing Director of Breen Management Group, Inc. (BMG) since January 2009. Previously, Mr. Ospalak was the Vice President of Products and Service Marketing at TELUS Communications Inc. from September 1999 until November 2008. Mr. Ospalak received a Bachelor of Science from the University of Toronto and an Honors Bachelor of Commerce from the University of Windsor.

Family Relationships

None of our directors or executive officers has a family relationship.

B.	Compensation

Executive Compensation

The following table sets forth certain information with respect to compensation, in US$, for the year ended December 31, 2020, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our executive officers.

Name	Salary	Bonus	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total

Marc Seelenfreund	305,537	176,000	0	364,800	0	0	0	846,337
Gerald Bernstein	111,352	80,000	0	111,360	0	0	0	302,712
Glenn Kennedy	111,815	0	0	0	0	0	0	111,815
Gidi Bracha	174,093	0	0	50,960	0	0	0	225,053

(1)	Represents the aggregate grant date fair value computed in accordance with IFRS 2 Share-based payments. The price for each amount is based on the closing price of the trading price of our shares on the TSXV on the date of grant.

Agreements with Named Executive Officers

Effective July 1, 2018, the Company entered into a consulting agreement with BSD Ltd. and Marc Seelenfreund, or the Seelenfreund Consulting Agreement, pursuant to which Marc Seelenfreund, as Chief Executive Officer, will be paid an initial base salary approximately $300,000. The Seelenfreund Consulting Agreement also contains change of control provisions such that if the Seelenfreund Consulting Agreement is terminated by us without good cause or Marc Seelenfreund is constructively dismissed within six months of a change of control, Marc Seelenfreund will receive a lump-sum payment equal to 36 months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the termination or constructive dismissal, as applicable. In the event of a hostile change of control, Marc Seelenfreund will be entitled to elect to terminate the Seelenfreund Consulting Agreement and will thereafter be entitled to receive a lump-sum payment equal to 36 months’ worth of salary in addition to the continuing payment of a quarterly bonus equal to 5% of the Company’s EBITDA for three years following the election. In July 2019, the Seelenfreund Consulting Agreement was assigned to BASAD Partners Ltd.

Effective November 1, 2020, the Company entered into a consulting agreement with Mr. Seelenfreund, or the Seelenfreund Director Service Agreement, pursuant to which Mr. Seelenfreund, as a member of the Board of Directors, will be paid an initial base salary of approximately $40,000 and granted 100,00 common stock options that vest quarterly over a two year period. The Seelenfreund Director Service Agreement also contains change of control provisions such that if there is a change of control, Mr. Seelenfreund’s stock option vesting will be accelerated.

Effective July 1, 2018, we entered into an amended and restated employment agreement with Gerald Bernstein, or the Bernstein Employment Agreement, pursuant to which Gerald Bernstein, as CFO, will be paid an initial base salary of $102,790 ($140,000 CAD) per year. The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by us or Gerald Bernstein is constructively dismissed within six months of a change of control, Gerald Bernstein will receive a lump-sum payment equal to two years’ worth of salary.

Effective November 1, 2020, we entered into an amended and restated employment agreement with Mr. Bernstein, or the Bernstein Employment Agreement, pursuant to which Mr. Bernstein, as Chief Financial Officer, will be paid an initial base salary of $225,000 per year on a three- year term. The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by us or Mr. Bernstein is constructively dismissed within six months of a change of control, Mr. Bernstein will receive a lump-sum payment equal to two years’ worth of salary.

Effective November 26, 2018, we entered into a consulting agreement with Glenn Kennedy, or the Kennedy Consulting Agreement, pursuant to which Glenn Kennedy, as Vice President of Sales, North America, will be paid an annual fee of CAD$150,000. According to the terms of the Kennedy Consulting Agreement, Mr. Kennedy received commission of 1.5% on all North American sales of our products exceeding CAD$5,000,000 but less than CAD$18,500,00, and commission of 0.75% on sales exceeding CAD$18,500,000. Effective January 1, 2021, the Kennedy Consulting Agreement was amended to update the commission rates to be paid to Mr. Kennedy in connection with the sales of our products. Pursuant to the amendment, Mr. Kennedy will receive commission of 1.5% of the gross sales of the UV350 and CP250 devices in Canada, in international markets other than the U.S. and Israel, and to Motorola, other than in Israel. Mr. Kennedy will also receive commission of 1.5% of the gross sales of boosters to Canadian carriers, International Carriers and Motorola worldwide, and 0.25% of gross sales of boosters, UV350 and CP250 devices to U.S. carriers. The Kennedy Consulting Agreement can be terminated without good cause by either us or Mr. Kennedy upon 90 days’ notice.

Effective January 1, 2020, we entered into a consulting agreement with Gidi Bracha, or the Bracha Consulting Agreement, pursuant to which Gidi Bracha, as Vice President of Technology and Product Development, will be paid an annual fee of $194,000. Additionally, Mr. Bracha will receive a car allowance of $20,000. The Bracha Consulting Agreement can be terminated without good cause by either us or Mr. Bracha upon 90 days’ notice.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned during the year ended December 31, 2020 by our non-employee directors who served as directors during such year. Mr. Seelenfreund, our Chief Executive Officer, serves on our board of directors but did not receive compensation for his service as a director in 2019 nor 2018, On November 1,   2020, Mr. Seelenfreund and the Company entered into a directors fee agreement, whereby as consideration for his services as a member of the board, Mr. Seelenfreund shall receive cash consideration in the amount of $40,000 per year. and the compensation paid to Mr. Seelenfreund as a consultant during the year ended December 31, 2020 is set forth in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash	Option Awards	Total
Brian Budd*	$32,642	$22,063	$54,705
Peter Goldstein	$7,000	$20,736	$27,736
Michael Kron	$57,700	$22,063	$79,763
Stephen Ospalak	$56,167	$22,063	$78,230
Richard Hoy**	$67,457	$12935	$80,392

*	Brian Budd was not re-nominated at our annual shareholders meeting.
**	Richard Hoy resigned from our board of directors on October 22, 2020.

C.	Board Practices

Board of Directors Structure

Our board of directors currently consists of five directors. Our articles of association provide that the board of directors must be composed of the greater of three members and the number set by ordinary resolution of our shareholders, which was set at five members. Our directors serve until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Item 6.A. Directors and Senior Management.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting. See “Item 10.B. Memorandum and Articles of Association.”

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which acts pursuant to a charter governing the authority and responsibility of each committee. We have determined that Stephen Ospalak, Michael Kron and Luisa Ingargiola will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Stephen Ospalak, Michael Kron and Luisa Ingargiola. Michael Kron is the chairperson of our audit committee. Our board also has determined that Michael Kron qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. We follow home country rules with respect to the composition and responsibilities of our compensation committee. Our compensation committee consists of Peter Goldstein, Stephen Ospalak and Michael Kron. Peter Goldstein is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. We follow home country rules with respect to the composition and responsibilities of our nominating and corporate governance committee. Our nominating and corporate governance committee consists of Peter Goldstein, Michael Kron and Luisa Ingargiola. Ms. Ingargiola is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee are responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Equity Incentive Plans

We have a shareholder approved “rolling” stock option plan, or the Plan, which also includes a U.S. subplan. As of June 30, 2021, the number of Common Shares reserved for the exercise of awards granted under the Plan was NIL. In addition, as of June 30, 2021, options to purchase 428,568 Common Shares were issued and outstanding, out of which options to purchase 129,574 Common Shares were vested as of that date, with an exercise price of $13.98. Exercise prices in CAD$ are translated into U.S. dollars at the rate of CAD$1.275 = U.S. $1.00, based on the closing rate of exchange between the CAD$ and the U.S. dollar as reported by Bank of Canada on December 31,, 2020.

Under the Plan, the maximum number of Common Shares reserved for issuance may not exceed 10% of the total number of issued and outstanding Common Shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Common Shares at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Corporation’s board of directors at the time the options are granted.

Our Plan was adopted by our Board of Directors in September 16, 2016 and expires in September 16, 2021. Our employees, directors, officers, and services providers are eligible to participate in the Plan.

D.	Employees.

As of December 31, 2020, we had twenty-five full-time employees and no part-time employees. Ten of our employees are located in Israel, with two performing sales functions, four performing research and development functions, and four performing operations. The other fifteen employees are located in North America, with four sales members in the USA and eleven employees in Canada of which five are performing sales functions, and six are performing operations functions.

As of December 31, 2019, we had 20 full-time employees and no part-time employees. Ten (10) of our employees are located in Israel, with three performing sales functions, four performing research and development functions, and four performing operations. The other ten (10) employees are located in Canada, with six performing sales functions and four performing operations functions.

On December 31, 2018, we had 21 full-time employees and zero part-time employees. 10 of our employees are located in Israel, with three performing sales functions, two performing logistic functions, four performing operations and two performing marketing. 10 of our employees are located in Canada, with six performing sales functions and four performing operations functions. We enter into employment contracts with some of our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for some of our full-time employees.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

E.	Share Ownership.

See “Item 7. Major Shareholders and Related Party Transactions-A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Common Shares as of the date of this annual report on form 20-F by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Common Shares on an as-converted basis.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholders listed below do not have any different voting rights from any of our other shareholders.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Siyata Mobile Inc., 1001 Lenoir St Suite A-414, Montreal, QC H4C 2Z6, 514-500-1181. Accel Telecom Ltd.’s address is 43 Meshek Bnei Atarot Israel 6099100.

	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned (2)
Greater than 5% Shareholders:
The Phoenix Holdings Ltd.(3)	650,000	13.5%
Psagot Investment House Ltd. (4)	545,170	11.3%
Directors and Executive Officers:
Marc Seelenfreund	110,621 (5)(6)	2.3%
Gerald Bernstein	34,978 (7)
Glenn Kennedy	8,207 (8)	*
Gidi Bracha	22,482 (9)	*
Brian Budd**	22,414 (10)	*
Peter Goldstein****	60,000 (11)	1.2%
Luisa Ingargiola*****	20,000 (12)
Stephen Ospalak	23,103 (13)	*
Michael Kron	24,231 (14)	*
Richard Hoy***	2,090 (15)	*

All Directors and Executive Officers as a Group (10 persons)	328,126	6.8%

*	Less than 1%

**	Brian Budd was not re-nominated at our annual shareholders meeting.

***	Richard Hoy resigned from our board of directors on October 22, 2020.

****	Peter Goldstein became a Director effective November 1, 2020 and became Chairman of the Board of directors effective February 23, 2021.

*****	Luisa Ingargiola became a Director effective February 23, 2021

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 4,816,191 common shares issued and outstanding as of June 30, 2021.

(3)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 10, 2021 and consists of 650,000 common shares. The common shares are reported as beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. These subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of the holder is c/o Phoenix Holdings Ltd., Derech Hashalom 53, Givataim, 53454, Israel.

(4)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G/A on February 10, 2021 and consists of 545,170 common shares. The securities reported herein are beneficially owned by (i) portfolio accounts managed by Psagot Securities Ltd. and Psagot Exchange Traded Notes Ltd., (ii) mutual funds managed by Psagot Mutual Funds Ltd., (iii) provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd., and (iv) hedge fund accounts managed by Pareto Optimum, LP. Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Ltd., and Pareto Optimum, LP. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities is held for the benefit of the owners of portfolio accounts, the holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, pension funds, or hedge funds, as the case may be. Each of Psagot Investment House Ltd. and the Subsidiaries disclaims beneficial ownership of any such securities. The address of the holder is c/o Psagot Investment House Ltd., 14 Ahad Ha’am Street, Tel Aviv 6514211, Israel.

(5)	Accel is the holder of 20,690 common shares of which Mr. Seelenfreund receives a pecuniary interest. Accel Telecom Ltd. retains full ability to vote and dispose on such shares.

(6)	Represents 108,138 options convertible to Common Shares held by Mr. Seelenfreund plus 2,483 common shares purchased as part of the August 2020 private placement.

(7)	Represents 34,966 options convertible to Common Shares held by Mr. Bernstein plus 12 common shares.

(8)	Represents 8,207 options convertible to Common Shares held by Mr. Kennedy.

(9)	Represents 22,482 options convertible to Common shares held by Gidi Bracha].

(10)	Represents 22,414 options convertible to Common Shares held by Mr. Budd.

(11)	Represents 20,000 options convertible to Common shares held by Peter Goldstein as well 40,000 common shares that is held by a Company under his control.

(12)	Represents 20,000 options convertible to Common shares held by Luisa Ingargiola.

(13)	Represents 23,103 options convertible to Common Shares held by Mr. Ospalak as well as 1 share.

(14)	Includes 23,103 options convertible to Common Shares held by Mr. Kron as well as 1,128 common shares.

(15)	Includes 1,293 options convertible to Common Shares held by Mr. Hoy.

Changes in Percentage Ownership by Major Shareholders

Record Holders

Over the course of 2020, there were increases in the percentage ownership of our major shareholders. The Phoenix Holdings Ltd. acquired 650,000 of our common shares, representing an increase of their holdings from 0% to 13.5%, as a result of a private placement transaction we closed in December 2020. In addition, Psagot Investment House Ltd. acquired 51,806 of our common shares, representing an increase of their holdings from 10.2% to 11.3%, as a result of a private placement transaction we closed in December 2020.

Based upon a review of the information provided to us by Computershare Limited, there were 677 holders of record of the common shares.

These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, and except for the regular salary and bonus payments, including any equity-based issuances, made to our directors and officers in the ordinary course of business as described under “Item 6. Directors, Senior Management and Employees–B. Compensation,” there have been no transactions since January 1, 2019, or any currently proposed transaction or series of similar transactions to which we were or are to be a party, in which the amount involved exceeds $120,000 and in which any of our current or former director or officer of the, any 5% or greater shareholder of ours’ or any member of the immediate family of any such persons had or will have a direct or indirect material interest.

Loan to Seelenfreund

On April 1, 2019, we and BSD Capital Ltd., an entity controlled by Marc Seelenfreund, our Chief Executive Officer and Chairman of the Board of Directors, entered into a Loan Agreement, whereby we issued a promissory note in the amount of $200,000 to BSD Capital Ltd., or the Promissory Note. This Promissory Note was due in five years with interest charged at the rate of 7% per annum payable quarterly. Pursuant to the Loan Agreement, no principal repayment requirements were due until the end of the term when a balloon payment of the principal balance was required.

On January 1, 2020, the Company, BSD Capital Ltd., and Basad Partners Ltd. entered into an assignment and amending agreement whereby BSD Capital Ltd. assigned its right, title and interest in Basad Partners Ltd. in the Promissory Note and it was further agreed that the interest rate of the Promissory Note would be increased to 12.5% per annum.

On May 23, 2021, the Promissory Note was repaid in full, including the principal and accrued interest in the amount of US$202,877.

Purchase of Units by Marc Seelenfreund

Mr. Seelenfreund, our Chief Executive Officer and Chairman of the Board of Directors, purchased an aggregate of 2,483 August 2020 Units in connection with our August 2020 Financing.

C.	Interests of Experts and Counsel

Not applicable.

 ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Dividends

We have never declared or paid any dividends on our common shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Payment of dividends may be subject to Canadian withholding taxes. See “Item 10.E. Taxation”, for additional information.

B.	Significant Changes

No significant change, other than as otherwise described in this Annual Report, has occurred in our operations since the date of our consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

On September 25, 2020, our common shares and warrants commenced trading on the Nasdaq Capital Market under the symbol “SYTA” and “SYTAW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares and warrants are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is incorporated by reference from our prospectus dated September 25, 2020, filed with the SEC on September 29, 2020. (Registration Nos. 333-248254 and 333-249034)/Exhibit 2(d) to this Annual Report.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Loan Agreement, dated April 1, 2019, by and between the Company and BSD Capital, LTD.

●	Assignment and Amending Agreement, dated January 1, 2020, by and between the Company, BSD Capital, LTD. and Basad Partners LTD.

●	Form of Securities Purchase Agreement, dated December 30, 2020, by and among the Company and certain signatories thereto.

●	Equity Purchase Agreement, dated March 23, 2021, by and between the Company, ClearRF Nevada Inc., ClearRF LLC, certain sellers of ClearRF LLC and Tod Byers.

D.	Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our Common Shares.

E.	Taxation.

Canadian Tax Considerations

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a holder who acquires, holds and disposes of Common Shares and who, for the purposes of the Income Tax Act (Canada), or the Tax Act, and at all relevant times: (i) deals at arm’s length with the Company; (ii) is not affiliated with the Company; and (iii) acquires and holds the Common Shares as capital property, or a Holder.

Common Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Common Shares or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of the “market to market property” rules; (ii) that is a “specified financial institution”; (iii) that has made a “functional currency” reporting election; (iv) an interest in which is a “tax shelter investment”; (v) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” in respect of Common Shares; or (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement”, all as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based on the provisions of the Tax Act and the regulations thereunder, or the Regulations, in force as of the date hereof, all specific proposals, or the Proposed Amendments, to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders and prospective holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of such shares having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Currency Conversion

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of Common Shares, including dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in this regard.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act is, or is deemed to be, resident in Canada, or a Resident Holder. Certain Resident Holders whose Common Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares.

In the case of a Resident Holder who is an individual (including certain trusts), such dividends (including deemed dividends) received on the Common Shares will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received from a “taxable Canadian corporation” (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend (including a deemed dividend) that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Common Shares

A Resident Holder who disposes of or is deemed to have disposed of a Common Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Common Share net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Resident of Canada - Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received on such Common Share (or on a share for which such Common Share has been substituted) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders should consult their own tax advisors in this regard.

Other Income Taxes

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income and taxable capital gains.

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares may be liable for minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Eligibility for Investment

The Common Shares will be a qualified investment under the Tax Act and the Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts, or collectively Registered Plans, and deferred profit sharing plans, or DPSPs, all as defined in the Tax Act, provided the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the Nasdaq) or the Company is a “public corporation” (other than a mortgage investment corporation) as defined in the Tax Act.

Notwithstanding the foregoing, the holder of, subscriber or annuitant under, a Registered Plan, or Controlling Individual, will be subject to a penalty tax in respect of Common Shares acquired by the Registered Plan if such shares are a prohibited investment for the particular Registered Plan. A Common Share generally will not be a “prohibited investment” for a Registered Plan provided the Controlling Individual deals at arm’s length with the Company for the purposes of the Tax Act and the Controlling Individual does not have a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Company.

Prospective investors who intend to hold Common Shares in a Registered Plan or DPSP are advised to consult their personal tax advisors.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company on Common Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada – United States Tax Convention (1980), as amended (the “U.S. Treaty”) the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the U.S. Treaty (a “U.S. Holder”), is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of the Company’s Common Shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Dispositions of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes Nasdaq) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties, whether or not the property exits. Notwithstanding the foregoing, the Common Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Tax Act) will generally be computed in the manner described above under the headings “Resident of Canada - Dispositions of Common Shares” and “Capital Gains and Capital Losses”. Such Non-Resident Holders should consult their own tax advisors.

Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

U.S. Tax Considerations

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Common Shares. For this purpose, a “U.S. Holder” is a holder of Common Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Common Shares. This summary generally considers only U.S. Holders that will own our Common Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof (including with respect to the Tax Cuts and Jobs Act), and the U.S./Canada Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Common Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity:” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Common Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Common Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Common Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Common Shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Common Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Common Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Common Shares (including the amount of any Canadian tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Common Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Canada/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Common Shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Common Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Common Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Common Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Canadian taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Common Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Common Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Common Shares in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Common Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Common Shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Common Shares is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Common Shares is subject to limitations. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Common Shares by certain U.S. Holders who meet certain income thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We do not expect that we will be treated as a PFIC for the current taxable year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Common Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Common Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Common Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Common Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Common Shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Common Shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the Common Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Common Shares and the U.S. Holder’s adjusted tax basis in the Common Shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Common Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

Subject to certain adjustments under the PFIC rules, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Common Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Common Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Common Shares.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Common Shares or gain from the disposition of our Common Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Common Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met. Any dividend income or gain described in clause (1) above will be subject to U.S. federal income tax on a net income tax basis in the same manner as a U.S. Holder and, with respect to corporate holders, a branch profits tax imposed at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply to its effectively connected earnings and profits (subject to adjustments). Any dividend income or gain described in clause (2) above that is not effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the U.S. generally will be subject to 30% withholding tax (or such lower rate as may be specified by an applicable income tax treaty) net of certain U.S. source capital losses.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Common Shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Common Shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may furnish to the SEC, on a Form 6-K, unaudited quarterly financial information.

We maintain a corporate website https://www.siyatamobile.com/. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of Annual Report. We have included these website addresses in this Annual Report solely as inactive textual references.

I.	Subsidiary Information.

On March 31, 2021, the Corporation’s indirectly and wholly-owned subsidiary ClearRF Nevada Inc. acquired all of the issued and outstanding interests of Clear RF, LLC (“ClearRF”), a Washington State limited liability company , for a total purchase price of US$700,000 in a combination of cash and Common Shares. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications, and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things” (IoT) applications.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of CAD$/US$ exchange rates as well as NIS/US$ exchange rates, which are discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

We operate primarily in Canada, U.S. and Israel, and approximately 19% and 36% of our expenses are denominated in CAD$ and NIS, respectively. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the CAD$/US$ exchange rate would have increased/decreased operating expenses by approximately 1% and 2%, respectively, in 2020, while such changes to the NIS/US$ exchange rate would have increased/decreased operating expenses by approximately 1.8% and 3.6%, respectively, in 2020.

By purchasing in US$ from Asian suppliers and with the majority of our sales in US$, we partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E. Use of Proceeds

On September 29, 2020, we completed our initial public offering of common shares and warrants pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-248254) that was declared effective on September 24, 2020. Under the registration statement, we sold an aggregate of 2,100,000 common shares and 2,100,000 warrants; and subsequently, on November 3,, 2020, sold an additional 120,000 common shares, on November 10, 2020 sold an additional 50,000 common shares and on October 21, 2020, sold an additional 266,000 warrants, all pursuant to an over-allotment option granted to the underwriters. All of these common shares and warrants were sold at a combined price to the public of $6.00 per unit, yielding net proceeds of $939,283 after underwriting discounts and commissions. Maxim Group LLC acted as book-running manager for the offering. We paid offering expenses of $2,308,00 in connection with the initial public offering, which included SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions. The proceeds from our initial public offering were utilized to for operations and $1.2MM was used to repay the debenture due June 2021.. None of the net proceeds were used to make payments (other than compensation paid to our senior management and directors, each as described in this annual report), directly or indirectly, to (i) any of our directors, senior management or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the remaining net proceeds has not changed from the information mentioned in the prospectus relating to the registration statement.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. The material weaknesses include a material weakness related to the lack of formal review of the customers return rights for products prior to revenue recognition, a material weakness related to the review of receivables for the purpose of recording expected credit losses, a material weakness related to the review of inventory and spare parts for obsolete or slow-moving products, a material weakness related to the lack of formal review regarding appropriateness of classification of share issuance costs versus transaction expenses through profit and loss, a material weakness related to the classification of amounts held in trust separate from cash and equivalents and a material weakness related to the need to set a formal policy to enter all post-closing adjustments within a set time period after year end, before providing records to the auditors.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

As described in Item 3.D. “Risk Factors,” as of December 31, 2020, we have material weaknesses in our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Michael Kron and Luisa Ingargiola are audit committee financial experts, as defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to all of our directors, officers and employees as well as other persons performing functions on our behalf, such as consultants. Our Code of Business Conduct and Ethics is posted on our website at is https://www.siyatamobile.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company, LLP, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2020.

The following table provides information regarding fees paid by us to Davidson & Company, LLP for all services, including audit services, for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
Audit fees (1)	$110.859	$107,692
Audit-related fees	$41,619	$90,385
Tax fees (2)	$14,415	$9,808
All other fees	NIL	$3,462

Total	$166,893	$211,347

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

All audit services and permitted non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis.  All services provided to us by our independent auditor in 2020 and 2019 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under Nasdaq rules, we may elect to follow certain corporate governance practices permitted under the laws of Canada, and more specifically, British Columbia, in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with applicable Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions under our home country rules, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, our home country rules do not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in a company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under our home country rules, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders who are, or represent by proxy, shareholders holding, in the aggregate, at least 33.33% of the issued shares entitled to be voted at the meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of one or more shareholders entitled to attend and vote at the meeting if the standard required quorum is not present within half an hour from the time set for the holding of such adjourned meeting.

●	Majority Independent Directors. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. Currently, however, our board of consists of a majority of independent directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit	Description
1.1	Articles of Association of the Company, filed as exhibit 3.1 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

2(d)*	Description of Registrant’s Securities, filed herewith.

4.1	Form of the Representative’s Warrant, filed as exhibit 4.1 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.2	Form of Convertible Debenture Indenture, filed as exhibit 4.2 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.3	Form of Warrant Certificate, filed as exhibit 4.3 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.4	Unsecured Convertible Debenture, dated June 22, 2020, by and between the Company and Accel Telecom Ltd., filed as exhibit 4.4 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.5	Form of Warrant for the Purchase of Shares of Common Shares, filed as exhibit 4.5 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.6	Form of Warrant Agency Agreement, filed as exhibit 4.6 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.7*	Form of Securities Purchase Agreement (Israeli investors) dated December 31, 2020, filed herewith.

4.8*	Form of Securities Purchase Agreement (Canadian investors) dated December 31, 2020, filed herewith.

4.9	Form of Warrant, filed as exhibit 4.1 to the Report on Form 6-K filed on January 4, 2021, and incorporated herein by reference.

4.10*	Siyata Mobile Inc. 2016 Stock Option Plan (and U.S. sub-plan), filed herewith.

4.11*	Equity Purchase Agreement, dated March 23, 2021, by and between the Company, ClearRF Nevada Inc., ClearRF LLC, certain sellers of ClearRF LLC and Tod Byers, filed herewith.

8.1*	List of Subsidiaries.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Changes in Stockholders’ Deficit; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

*	filed herewith.

**	furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SIYATA MOBILE INC.

Date: June 30, 2021	By:	/s/ Marc Seelenfreund
Marc Seelenfreund
Chief Executive Officer

SIYATA MOBILE INC.

Consolidated Financial Statements

(Expressed in US Dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Siyata Mobile Inc. (the “Company”) as of December 31, 2020, 2019, and January 1, 2019 and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019, and January 1, 2019 and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change of Presentation Currency

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its presentation currency from the Canadian dollar to the United States dollar in the year ended December 31, 2020 on a retrospective basis.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1, The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

June 30, 2021

Siyata Mobile Inc.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	December 31 2020	December 31 2019 Restated note 31	January 1, 2019 Restated note 31
ASSETS
Current
Cash	$5,468,766	$2,661,575	$1,776,949
Restricted cash (Note 4)	10,995,500	-	-
Trade and other receivables (Note 5)	2,737,096	1,492,955	679,409
Prepaid expenses	749,000	252,868	303,314
Inventory (Note 6)	2,409,733	3,379,895	3,657,465
Advance to suppliers	734,550	650,690	351,334
	23,094,645	8,437,983	6,768,471
Right of Use Assets (Note 7)	377,035	204,939	-
Loan to Director (Note 8)	214,456	200,000	-
Equipment	55,454	39,747	39,935
Intangible assets (Note 9)	6,549,118	6,469,504	5,498,548
Goodwill (Note 10)	801,780	785,153	750,565
Total assets	$31,092,488	$16,137,326	$13,057,519

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank Loan (Note 11)	$437,848	32,435	-
Accounts payable and accrued liabilities	2,622,118	1,970,663	2,930,310
Due to Related Party (Note 12)	-	76,866	145,640
Lease Obligations (Note 13)	127,776	116,311	-
Convertible debenture (Note 14)	6,160,769	1,047,661	-
Current portion of long term debt (Note 15)	56,471	44,547	24,963
Future Purchase Consideration (Note 16)	-	-	315,712
	9,404,982	3,288,483	3,416,625
Lease Obligation (Note 13)	213,816	78,020	-
Other payables	142,870	132,906	-
Long Term Convertible Debenture (Note 14)	-	4,049,349	2,866,983
Long Term Debt (Note 15)	51,765	105,991	143,906
	408,451	4,366,266	3,010,889
Total Liabilities	9,813,433	7,654,749	6,427,514
Shareholders’ equity
Share capital (Note 17)	50,088,369	28,592,662	21,246,401
Reserves (Note 17)	9,984,531	5,095,530	2,923,511
Accumulated other comprehensive loss (income)	100,025	97,138	105,638
Deficit	(38,893,870)	(25,302,753)	(17,645,545)
	21,279,055	8,482,577	6,630,005
Total liabilities and shareholders’ equity	$31,092,488	$16,137,326	$13,057,519

Nature of operations and going concern (Note 1)

Subsequent Events (Note 30)

Approved on June 30, 2021 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron – Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2020, 2019 and 2018

	2020	2019 as restated Note 31	2018 as restated Note 31

Revenue (Note 27)	5,989,772	9,812,188	10,981,114
Cost of Sales (Note 18)	(4,409,655)	(7,122,823)	(9,390,768)
Gross profit	1,580,117	2,689,365	1,590,346
EXPENSES
Amortization and Depreciation (Note7, 9)	1,280,122	1,168,594	544,208
Development expenses	560,236	757,404	-
Selling and marketing (Note 19)	3,691,844	3,559,602	4,207,746
General and administrative (Note 20)	2,857,550	2,322,681	2,261,990
Bad Debts expense (Note 5)	1,530,667	-	-
Inventory impairment (Note 6)	1,571,649	212,000	-
Intangible asset impairment (Note 9)	293,000	111,521	1,508,880
Share-based payments (Note 17)	517,678	1,123,154	850,747
Total Operating Expenses	12,302,746	9,254,956	9,373,571
Net operating income (loss)	(10,722,629)	(6,565,591)	(7,783,225)

OTHER EXPENSES	-	-
Finance expense (income) (Note 21)	1,744,273	962,263	753,257
Foreign exchange loss (income)	(290,401)	106,745	(40,261)
Transaction costs (Note 22)	1,414,616	-	-
Accretion and change in value of future purchase consideration (Note 16)	-	22,609	400,886
Total other expenses	2,868,488	1,091,617	1,113,882
Net Income (loss) for the year	(13,591,117)	(7,657,208)	(8,897,107)
Other comprehensive income
Translation Adjustment	2,887	(8,500)	32,671
Comprehensive loss for the year	$(13,588,230)	$(7,665,708)	$(8,864,436)

Weighted Average Shares	1,484,898	807,956	657,764
Basic and diluted loss per share	$(9.15)	$(9.48)	$(13.53)

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the years ended December 31, 2020, 2019 and 2018

	Number of Common Shares	Share Capital Amount	Reserves	Accumulated other comprehensive Income (loss)	Deficit	Total Shareholders’ Equity
Balance, December 31, 2017	646,517	$17,937,968	$2,341,490	$138,309	$(8,748,438)	$11,669,329
Exercise of Warrants	18,268	1,022,200				1,022,200
Exercise of stock options	8,966	526,698	(210,266)			316,432
Shares issued on acquisition of Signifi	6,897	285,560				285,560
Exercise of agents’ options	2,733	169,261	(58,460)			110,801
Non-brokered private placement	31,888	1,591,950				1,591,950
Share Issuance costs on capital raise		(287,236)				(287,236)
Share based payments			850,747			850,747
Translation adjustment				(32,671)		(32,671)
Loss for the period					(8,897,107)	(8,897,107)
Balance, December 31, 2018	$715,269	$21,246,401	$2,923,511	$105,638	$(17,645,545)	$6,630,005
Exercise of Warrants	80,865	4,418,377	-	-	-	4,418,377
Shares issued on acquisition of Signifi	6,897	346,673	-	-	-	346,673
Exercise of agents’ options	5,668	345,832	(98,068)	-	-	247,764
Non-brokered private placement	51,724	2,290,916	-	-	-	2,290,916
Share Issuance costs on capital raise		(186,854)		-		(186,854)
Shares issued as agent compensation for debenture	3,324	118,560	-	-	-	118,560
Expiry of agent’s options	-	12,757	(12,757)	-	-	-
Equity portion of the debenture bifurcated	-	-	446,053	-	-	446,053
Issuance of agents’ warrants	-	-	47,209	-	-	47,209
Issuance of warrants to debentureholders	-	-	666,428	-	-	666,428
Share based payments	-	-	1,123,154	-	-	1,123,154
Translation adjustment	-	-	-	(8,500)	-	(8,500)
Loss for the period	-	-	-	-	(7,657,208)	(7,657,208)
Balance, December 31, 2019	863,747	$28,592,662	$5,095,530	$97,138	$(25,302,753)	$8,482,577
Equity portion of the debenture bifurcated			62,986			62,986
Share based payments			517,678			517,678
Share issuance on capital raise	3,712,776	25,501,529	3,327,829			28,829,358
Share issuance costs on capital raise		(4,774,484)	980,508			(3,793,976)
Shares issued for debt	85,659	710,970				710,970
Share issuance on conversion of convertible debt	1,149	57,692				57,692
Translation adjustment				2,887		2,887
Loss for the period					(13,591,117)	(13,591,117)
Balance, December 31, 2020	4,663,331	$50,088,369	$9,984,531	$100,025	$(38,893,870)	$21,279,055

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Cash provided by / (used for):

Operating activities:
Net loss for the period	$(13,591,117)	$(7,657,208)	$(8,897,107)
Items not affecting cash:
Amortization and depreciation	1,280,122	1,168,594	544,208
Bad debt expense (Note 5)	1,530,667	-	-
Inventory impairments (Note 6)	1,571,649	212,000	-
Intangible impairments (Note 9)	293,000	111,521	1,508,880
Interest expense, net of repayments (Note 21)	926,962	341,112	270,988
Interest income	(14,456)	-	-
Foreign exchange	138,691	-	-
Accretion of future purchase consideration	-	-	400,886
Share-based payments	517,678	1,123,154	850,747
Loss on debt conversion	16,712	-	-

Net change in non-cash working capital items:
		-	-
Trade and other receivables, prepaids, and advances to suppliers	(3,353,800)	(1,134,535)	1,768,193
Inventory	(601,487)	65,570	(338,959)
Accounts payable and accrued liabilities	1,372,389	(887,569)	853,282
Due to/from related party	(76,866)	(68,774)	764,460
Net cash and restricted cash used in operating activities	(9,989,856)	(6,726,135)	(2,274,422)
Investing activities:
Intangible additions	(1,513,570)	(2,380,196)	(1,598,660)
Future purhase consideration			(621,567)
Equipment additions	(21,136)	-	(3,293)
Net cash and restricted cash used in investing activities	(1,534,706)	(2,380,196)	(2,223,520)
Financing activities:
Lease payments	(146,146)	(135,612)	-
Bank loan	405,413	(32,435)	-
Repayment of long term debt	(45,490)	(26,114)	-
Convertible debt issued, net of repayments	99,490	1,685,908	-
Shares issued for cash	28,168,529	2,290,916	1,591,950
Share issue costs (cash)	(3,133,147)	(20,085)	(287,236)
Loan to Director	-	(200,000)	-
Exercise of stock options	-	-	316,432
Exercise of agents’ options	-	247,764	110,801
Exercise of warrants	-	5,529,858	1,022,200
Loan received	-	165,341	168,869
Net cash and restricted cash from financing activities	25,348,649	9,505,541	2,923,016
Effect of foreign exchange on cash	(20,396)	485,416	(144,613)
Change in cash and restricted for the year	13,803,691	884,626	(1,719,539)
Cash, beginning of year	2,661,575	1,776,949	3,496,488
Cash and restricted cash, end of year	$16,465,266	$2,661,575	$1,776,949

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020 are traded under the symbol SYTAW. As at December 31, 2020, the Company’s principal activity is the sale of vehicle mounted, cellular based communications platforms over advanced 4G mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $13,591,117 during the year ended December 31, 2020 (2019- net loss of $7,657,208), (2018-net loss $8,897,107) and, as of that date, the Company’s total deficit was $38,893,870. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. The Company faces risks related to COVID-19 which could significantly disrupt research and development, operations, sales, and financial results. Our products are commonly used in industries which have been subject to disruption due to global lockdowns, and therefore demand and credit quality of our customers has been negatively impacted. It is not possible to predict the ultimate impact or duration of COVID-19 on our business.

These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Change of functional currency

Effective October 1, 2020, management determined that the Company’s functional currency changed from Canadian dollars to United States dollars (“USD”). The change in the functional currency has been accounted for on a prospective basis and is primarily based on the fact that the Company’s securities are listed on the Nasdaq exchange and as a result the future financing of the Company and cash flows of the entities will be in USD.

In accordance with Company’s existing policy, the Company did not reassess the classification of financials instruments as liabilities or equity as a result of the change in functional currency. As a result, warrants remain classified as equity and are not revalued at fair value. For the same reason, the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

2.	BASIS OF PREPARATION (cont’d)

Change of presentation currency

As a result of the USD financing and the majority of cash flows denominated in US dollars, the Company changed its presentation currency from Canadian dollars to “USD” effective October 1, 2020. The change in the financial statement presentation currency is an accounting policy change and has been accounted for retrospectively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new “USD” presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2018 on translation from the related subsidiary’s functional currency to the “USD” presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the Accumulated Other Comprehensive Income (“AOCI”) related to the translation of “USD” functional currency subsidiaries was eliminated except for the wholly-owned subsidiary, Signifi Mobile Inc. whose functional currency is in Canadian dollars. However, with the retrospective application of the change in presentation currency to the “USD”, the Company’s corporate office, which had a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Canadian dollar entities has been adjusted since it now reflects the translation into the new “USD” presentation currency.

Basis of consolidation and presentation

These consolidated financial statements of the Company have been prepared on the historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

2.	BASIS OF PREPARATION (cont’d)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

Restatement of previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated balance sheets as at December 31, 2019 and January 1, 2019 include adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The balance sheet as at January 1, 2019 has been derived from the balance sheet at December 31, 2018 (not presented herein). The exchange rates used to translate the amounts previously reported into Canadian dollars at December 31, 2019 were 1.302 CAD to $1USD, and at January 1, 2019 were 1.362 CAD to $1USD.

For comparative purposes, the consolidated statement of loss and comprehensive loss for the years ended December 31, 2019 and 2018 includes adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into USD for the years ended December 31, 2019 and 2018 were 1.3269 CAD to $1USD, and $1.362 CAD to $1USD respectively, which were the average exchange rates for the period.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Collectability of trade receivables – In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers credit quality into account.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

2.	BASIS OF PREPARATION (Cont’d)

Use of estimates and judgements (Cont’d)

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency is Canadian dollars. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(b)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value.

Amortization is recognized in profit or loss on a straight line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 9 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of the intangibles asset are made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

(c)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(d)	Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually.

(e)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

(f)	Revenues

Revenue from the sale of goods, in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales on products in Israel, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(g)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, restricted cash, loan to director and trade and other receivables at amortized cost.

Changes to financial assets measured at fair value, are recognized in profit and loss as they arise (“FVPL”).

Changes in financial assets recorded at amortized cost are recognized in profit and loss when the asset is derecognized or reclassified.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(g)	Financial Instruments (Cont’d)

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL.

The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its bank loan, accounts payable and accrued liabilities, due to related party, convertible debentures and long term debt as other financial liabilities and carried on the balance sheet at amortized cost. Future purchase consideration is classified as FVTPL.

As at December 31, 2020, the Company did not have any derivative financial liabilities since the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars.

(h)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares is retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(i)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

(j)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(k)	Leases

The Company accounts for lease contracts in accordance with lFRS 16, Leases. At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight- line method from the commencement date to the earlier of the end of the useful life of the right--of-use asset or the end of the lease tern. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term. During the year ended December 31, 2020, the Company did not recognize any lease payments as expenses for short-term leases and leases for which the underlying assets are of low value.

(l)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value. Depreciation of property, plant and equipment is based on the straight line method over the useful life of the asset. The depreciation charge for each period shall be recognised in profit or loss.

(m)	New accounting pronouncements

There are no upcoming account pronouncements expected to have a material impact on the Company’s consolidated financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

4.	RESTRICTED CASH

On December 31, 2020, as outlined in more detail in Note 17, the Company issued capital through a private placement. At the year end date, the restricted cash of $10,995,500 (2019-$0, 2018-$0) represented the portion of the capital raise that remained in a trust account with the underwriter. These funds were released by the underwriters, net of any underwriter fees previously accrued), to the Company’s bank account on January 6, 2021.

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2020	December 31, 2019	December 31, 2018
Trade receivables	$3,501,223	1,160,457	351,803
Allowance for doubtful accounts	(1,530,667)	-	-
Taxes receivable	766,540	110,714	231,312
Other receivables	-	221,784	96,294
Total	2,737,096	1,492,955	679,409

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, we utilize the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2020 we concluded that a bad debt provision of $1,530,667 was to be recognized (2019, 2018 - $Nil).

Factoring Arrangements and Liens

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer.

SMI incurs a financing charge of 3.1% on advances received and is subject to certain covenants.

The 80-85% received upfront remains a liability from SMI to the funding entity until final settlement, however all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at December 31, 2020 the total amounts extended by the funding entity was $65,000 (December 31, 2019 - $1,954,000).

Signifi Mobile Inc. has a credit facility outlined in Note 11. As part of its financing facility, the lender has a lien on certain assets including trade and other receivables of Signifi Mobile Inc. in the amount of up to $4,000,000 CAD ($3,137,255 USD).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

6.	INVENTORY

	December 31, 2020	December 31, 2019	December 31, 2018
Finished products	3,349,382	2,964,890	3,028,617
Impairment of finished products	(1,255,649)	(212,000)	-
Accessories and spare parts	632,000	627,005	628,848
Impairment of accessories and spare parts	(316,000)	-	-
Total	2,409,733	3,379,895	3,657,465

Provision on Inventory

On an annual basis, management reviews the inventory for impairment. For the year ended 2020, it was determined that $1,571,649 of the inventory was impaired (2019 - $212,000) due to slow movement. The accessories and spare parts related to these products amounted to $316,000 (2019 - $Nil), which was also impaired.

Liens

As discussed in Note 11, a lender has a lien on all of the assets of Signifi Mobile Inc. which includes the inventory of finished goods which comprises $1,289,133 at December 31, 2020 net of impairments.

7.	RIGHT OF USE ASSETS

Total
Balance Jan 1, 2019	-
Addition in the year	319,747
Translation adjustment	(601)
Amortization in the year	(114,207)
Balance December 31, 2019	204,939

Addition in the year	306,086
Foreign exchange	10,677
Amortization in the year	(144,667)
Balance December 31, 2020	377,035

Right of Use Assets net book value at December 31, 2020, consists of $273,644 (2019-$32,036) related to an office lease and $103,391 (2019- 172,903) related to car leases.

Due to the implementation of IFRS16 as of January 1, 2019, there were no right of use assets recorded as of December 31, 2018.

8.	LOAN TO DIRECTOR

The loan to our director and Chief Executive Officer was advanced on April 1, 2019 in the amount of $200,000 with a 5 year term. Interest on the loan accrued and was payable at the rate of 7%. As of January 1, 2020, the rate on the loan was increased to 12%. Subsequent to the year end, on May 23,2021, this loan was repaid to the Company in full including principal and interest.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

9.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Total
Cost:
Balance at December 31, 2017	$5,396,776	$118,447	$1,340,741	$6,855,964
Additions	1,597,303	0	0	1,597,303
Translation adjustment	(379,427)	(9,349)	(105,822)	(494,598)
Balance at December 31, 2018	6,614,652	109,098	1,234,919	7,958,669
Additions	2,380,196	-	-	2,380,196
Translation adjustment	11,401	5,028	56,908	73,337
Balance at December 31, 2019	9,006,249	114,126	1,291,827	10,412,202
Additions	1,513,570	-	-	1,513,570
Foreign Exchange	20,658	2,417	27,356	50,431
Balance at December 31, 2020	$10,540,477	$116,543	$1,319,183	$11,976,203

Accumulated Amortization:
Balance at December 31, 2017	$781,188	$34,178	-	$815,366
Additions	198,485	15,947	335,185	549,617
Impairment	1,508,880	-		1,508,880
Translation Adjustment	(388,279)	992	(26,455)	(413,742)
Balance at December 31, 2018	2,100,274	51,117	308,730	2,460,121
Additions	716,712	20,589	316,898	1,054,199
Impairment	-	-	111,521	111,521
Translation Adjustment	293,820	2,749	20,288	316,857
Balance at December 31, 2019	3,110,806	74,455	757,437	3,942,698
Additions	872,717	20,365	257,175	1,150,257
Impairment	293,000	-	-	293,000
Foreign Exchange	6,859	2,640	31,631	41,130
Balance at December 31, 2020	$4,283,382	$97,460	$1,046,243	$5,427,085

Net Book Value:
Balance at December 31, 2018	$4,514,378	$57,981	$926,189	$5,498,548

Balance at December 31, 2019	$5,895,443	$39,671	$534,390	$6,469,504

Balance at December 31, 2020	$6,257,095	$19,083	$272,940	$6,549,118

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

9.	INTANGIBLE ASSETS (Cont’d)

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On an annual basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party valuator to determine the recoverable amount of the intangible assets, being the higher of fair value less cost to dispose (“FVLCD”) and Value In Use (“VIU”). Based on the results of their analysis using a a discount rate of 14.5% in 2020 and 16% in 2019, management determined that the recoverable amount was not equal to, or in excess to the carrying amount on two 4G products and therefore an impairment was taken on development costs in 2020 in the amount of $293,000 (2019 - $111,521 impairment on the E-Wave license), (2018-$1,508,880 full impairment of the 3G devices).

As part of the 2019 annual valuation process, the Company reduced the estimated useful lives of its 4G products from 7 years to 5-6 years and reduced the useful life of its 3G products from 11 years to five years. In 2020, the Company reduced the estimated useful lives of its 4G products from 5-6 years to 4 years. Its 3G products were fully amortized at the end of 2020 and therefore no change in estimated useful life was required. The change in the estimated useful lives of these development costs is considered to be a change in estimate and applied prospectively. As follows:

Intangible Asset	Useful Economic Life 2020	Useful Economic Life 2019	Useful Economic Life 2018	Amortization Method
4G Devices	4 years	5 - 6 years	7 years	Straight line
3G Devices	5 years	5 years	11 years	Straight line

During the year ended December 31, 2020 the Company incurred $580,236 (2019 - $757,404) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss. The product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss were for the following product in 2020- UR5 $580,236 (2019- UR-7 $215,000, CP-100 $76,000 and UR-5 $466,000), 2018-$0.

Uniden License

During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”).  The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term.  The agreement has been renewed up to December 31, 2022 and is subject to certain minimum royalties.  The license agreement is amortized on a straight-line basis over its five-year term and will be fully amortized by December 31, 2021. Based on the valuation report, the Company has determined that there is no impairment in the year ended December 31, 2021.

E-Wave License

On October 1, 2017, the Company acquired a license from E-Wave mobile Ltd. (the “E-Wave License”). The license agreement is recoded at cost and is amortized on a straight-line basis over its estimated useful life of four-year term and will be fully amortized by December 31, 2021.

On an annual basis, the Company assesses its E-Wave License for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount. Indicators of impairment relating to the E-Wave License included a decline in demand for the products in the exclusive license agreement. In 2019, an impairment loss of $111,521 was recorded and none was recorded in 2020.

The Company engaged a third-party valuator to determine the recoverable amount of the E-Wave License, which was completed using VIU.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

9.	INTANGIBLE ASSETS (Cont’d)

E-Wave License (Cont’d)

VIU is an estimate that involves (a) estimating the future cash inflows and the outflows to be derived from continuing use of the asset and from its ultimate disposal and (b) applying the appropriate pre-tax discount rate to those future cash flows after considering and reflecting elements outlined in IAS 36.30, Calculation of VIU.

The key assumptions used in the calculation of the recoverable amount include forecasting the next twelve months:

i)	Revenues; and

ii)	Normalized Operating Expenses;

VIU is determined with reference to risk adjusted cash flows and a discount rate of 26% based on individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

The result is that the carrying amount of intangible assets relating to the E-Wave License exceeded their recoverable amount and as a result the Company recorded an impairment charge in 2019 in the amount of $111,521 and $NIL in 2020.

10.	GOODWILL

As at December 31, 2020 and December 31, 2019 the full goodwill balance was allocated to the company’s Canadian wholly owned subsidiary, Signifi Mobile Inc. (“CGU”). The Company assesses whether there are, events, changes in circumstances, and/or changes in key assumptions which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

As at December 31, 2020, the Company performed its annual impairment test on the goodwill, whereby the recoverable amount of the CGU was determined as the higher of FVLCD and VIU. The key assumptions used in the calculation of the recoverable amount relate to five-year future cash flows, weighted average cost of capital, and five years’ average annual growth rate. These key assumptions were based on historical data from internal sources as well as industry and market trends. The discount rate used was 14.5% representing the weighted average cost of capital determined based on mid-year discounting. The five-year growth rate in gross revenues estimated as 37%. As the recoverable amount was above the carrying value at December 31, 2020, management has determined that the goodwill does not have an impairment loss in the year.

11.	BANK LOAN

During the year ended December 31, 2020 The Company entered into a line of credit with a lender for up to a maximum of $750,000 Canadian dollars. The loan is secured by a floating charge on the receivables, inventory, trademarks and a universal lien on all the assets of Signifi Mobile Inc. to a maximum of $CAD $4,000,000. The Export Development Corporation of Canada guarantees 50% of this debt. As of December 31, 2020 the loan balance was $372,848 ($Nil at December 31, 2019). The loan bears interest at the bank’s prime lending rate plus 1.25% and is repayable on demand. Subsequent to the year-end, the Company provided additional collateral in the form of a collateralized term deposit in the amount of $375,000 Canadian dollars.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

12.	DUE TO RELATED PARTY

The related party, Accel Telecom Inc. owned more than 15% of the total share capital of the Company on a fully diluted basis until September 29, 2020, after the 145/1 reverse stock split and its initial public offering pursuant to which 1,260,000 shares and 1,260,000 warrants were issued. Therefore, the related party transaction note only includes transactions that took place until September 30, 2020. Therefore at December 31, 2020, the due to related party amount was $Nil.

13.	LEASE OBLIGATIONS

Lease Obligations	2020	2019
Balance Jan 1, 2019	194,331	-
Addition in the year	306,086	301,747
interest expense	14,045	11,406
Translation adjustment	(26,724)	(1,210)
lease payments	(146,146)	(117,612)
Balance December 31, 2019	341,592	194,331
Due within one year	(127,776)	(116,311)
Balance December 31, 2020	213,816	78,020

Future Minimum Lease Payments
2020	-	116,311
2021	127,776	63,197
2022	104,897	14,823
2023	103,458
2024	5,461
Total lease obligations	341,592	194,331

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

14.	CONVERTIBLE DEBENTURES

	2020	2019	2018
Balance, Beginning of Period	$5,097,010	$2,866,983	$2,834,052
Interest and accretion expense	1,744,119	693,712	643,961
Interest paid or accrued	(831,203)	(364,006)	(372,973)
Rollover to the 10% convertible debenture	(186,359)	-	-
Issuance of the 10% convertible debenture	1,177,786	-	-
Repayment of 10.5% convertible debenture	(921,641)	-	-
Convert $75,000 debentures into share capital	(40,980)	-	-
Rollover of the 12% convertible debenture	-	(2,287,452)	-
Issuance of the 12% convertible debenture	-	4,049,349	-
Foreign exchange adjustment	122,037	138,424	(238,057)
	$6,160,769	$5,097,010	$2,866,983
Due within one year	(6,160,769)	(1,047,661)	-
Balance, End of Year	-	$4,049,349	$2,866,983

(a)	On December 28, 2017 the Company issued 4,600 unsecured convertible debentures at a price of $1,000 CAD per unit. Each debenture was convertible into 11.5 common shares of the Company at $87.00 CAD per common share with a maturity date of June 28, 2020.

Each Convertible Debenture unit bore an interest rate of 10.5% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments was to accrue and be added to the principal amount of this Convertible Debenture. From January 1, 2020 until its maturity on June 28, 2020 the Company paid $56,550 (year ended December 31, 2019-$364,006, year ended December 31, 2018-$372,973) in interest related to the convertible debentures, included within finance expense in profit and loss.

On December 22, 2019, a portion of the 10.5% debentureholders rolled over the net present value of their holdings totaling $2,287,452 with a maturity value of $2,423,656 ($3,155,00 CAD) into $2,549,155 ($3,319,000 CAD) of face value 12% convertibles debentures as more fully described below.

The exchange of debt instruments between the debenture holders and the Company satisfied the criteria under IFRS 9, Financial Instruments, as a substantial modification, and therefore was treated as an extinguishment of the previous debt and a recognition of a new financial liability. In connection, a loss of $136,204 was recorded within finance expense (income) in profit or loss, as the difference between the carrying amount of the financial liability extinguished and the consideration paid, which is comprised of the newly issued debentures.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

14.	CONVERTIBLE DEBENTURES (Cont’d)

The remaining portion of the 10.5% Convertible Debentures matured on June 28, 2020 and were repaid at their face value of 1,108,000 ($1,445,000 CAD) except for $186,359 ($250,000 CAD) that were rolled over, for a net repayment of $921,641 ($1,195,000 CAD) as more fully described in 14(d).

(b)	On December 23, 2019, the Company issued 7,866,000 unsecured 12% convertible debentures at a price of $0.77 per unit ($1.00 CAD), convertible into 0.0153 common shares of the Company at $65.25 CAD (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019 is $4,049,349. The amount allocated to contributed surplus was $445,053 and the balance of $1,547,500 was the transaction costs incurred.

Each of these Convertible Debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. From January 1, 2020 until December 31, 2020 the Company paid $715,763 (2019-$0) in interest related to these 12% convertible debentures, included within finance expense in profit and loss.

The 12% Convertible Debentures will mature on December 23, 2021 (the “Maturity Date”) and are convertible into common shares at the Conversion Price, at the option of the holder, at any time prior to the close of business on the earlier of: (i) the last business day immediately preceding the Maturity Date, and (ii) the date fixed for redemption in the event of a change of control. The Company has the right to repay the convertible debenture at 101% of face value anytime after December 23, 2020.

On June 24, 2020, $57,692 ($75,000 CAD) of face value of the 12% convertible debentures were converted into common shares of the Company. The discounted value of these debenture at the date of conversion was $40,980 ($54,975 CAD). This gain on conversion of $16,712 was recorded as a finance income in the year.

(c)	On June 23, 2020, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc. Accel Telecom subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of $745 (CDN$1,000) per 10% Convertible Debenture for aggregate gross proceeds of $991,427 ($1,330,000 CAD). Each Convertible Debenture can be convertible, at the option of the holder, into 23 common shares in the capital of the Company at a price of $34.11 (CDN$43.50) per Common Share and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable common share purchase warrant for each $0.784 (CDN$1.00) principal amount of the Convertible Debentures purchased. Each warrant entitles the holder to acquire one common share at an exercise price of $34.11 (CDN$43.50) per warrant share for a period of twelve (12) months after the date of issue.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture (Note 30).

(d)

On June 28, 2020, one of the 10.5% convertible debentureholders, see 14 (c), elected to participate on the exact same terms and conditions in the 10% convertible debenture described in 14 (c) for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020.

Subsequent to the year end, the Company redeemed in full this senior unsecured 10% convertible debenture (Note 30(b).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

15.	LONG TERM DEBT

On June 28, 2018, Signifi borrowed $192,886 from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. This loan bears interest at the bank’s base rate + 3.2%. The loan must be fully repaid by July 23, 2022. The loan is secured by the assets of Signifi and a guarantee by the Company and its Canadian subsidiaries.

	2020	2019	2018
Balance, Beginning of Year	$150,538	$168,869	-
Loan proceeds	-	-	192,886
Foreign Exchange adjustments	3,188	7,783	(8,586)
Capital repayments in the year	(45,490)	(26,114)	(15,431)
	108,236	150,538	168,869
Current portion	(56,471)	(44,547)	(24,963)
Long Term Debt, End of Year	$51,765	$105,991	$143,906

16.	FUTURE PURCHASE CONSIDERATION

	2020	2019	2018
Balance, beginning of the year	-	$315,712	$865,854
E-Wave future purchase consideration accrued	-	-	-
E-wave future purchase consideration paid	-	-	(621,567)
Signifi future purchase consideration paid	-	(315,712)	(285,714)
Accretion and change in value of future purchase consideration	-		519,148
Foreign exchange adjustments			(162,009)
Balance, end of the year	-	-	$315,712

Classification:
Short-term (payable within one year)	-	-	$315,712
Long-term	-	-	$-

At each reporting period, management updates estimates with respect to probability of payment form and recognizes changes in the estimated value of future purchase consideration in profit or loss.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

17.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

As at December 31, 2020, the Company had 4,663,331 common shares issued and outstanding (2019-863,747) (2018-715,269) and 40,000 shares to be issued to a consultant for services rendered as part of the share issue costs that were accrued in reserves in 2020 and only issued in 2021 (Note 14(b)(iii).

On September 24, 2020, the Company consolidated its common shares (each, a “Share”) on the basis of 145 pre-consolidation Shares for one (1) post-consolidation Share. Share amounts have been retrospectively restated to reflect the post consolidation number of shares.

(b)	Common share transactions

Transactions for the year ended December 31, 2020 are as follows:

(i)	On June 22, 2020, the Company issued 1,149 shares as a result of an early conversion of the convertible debt (referred to in Note 14(b)) at $48.71— ($65.25 CAD) per share for proceeds of $57,692 ($75,000 CAD).

(ii)	On August 4, 2020, the Company completed a two part private placement raising aggregate gross proceeds of $1,604,729 ($2,150,000 CAD) through the issuance of 148,276 units at a price of $10.82 per unit ($14.50 CAD). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $20.47 ($26.10 CAD) for a period of two years. The Company paid a cash commission of $19,358 ($24,682 CAD), issued 1,702 broker warrants on the same terms as the investor warrants having a black scholes value of $9,873, and other share issuance costs of $146,377.

(iii)	On September 29, 2020 the Company completed an initial public offering of 2,100,000 units the “Units”) at $6.00 USD per unit for gross proceeds of $12,600,000 USD. Each Unit consisting of one common share and one tradeable warrant to purchase one common share. Each warrant has an exercise price of $6.85 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering. The common shares using the residual value approach were valued at $4.73 USD per share and each warrant was valued at $1.27 USD per warrant. Share issuance costs related to the initial public offering was $2,810,274, of which $560,000 recorded in reserves relates to 40,000 common shares to be issued for services, 113,500 underwriter warrants exercisable at $6.60USD per share, with a black scholes value of $315,796, and underwriter overallotment 266,000 tradeable warrants with an exercise price of $6.85 USD with a black scholes value of $335,160.

(iv)	During the month of November 2020, the Company issued 170,000 common shares at $5.99 per share to the underwriter of the initial public offering as a result of the underwriter exercising its over-allotment option, for gross proceeds of $1,018,300 less share issuance costs of $81,464 for net proceeds of $936,836.

(v)	On December 14, 2020, the Company issued 85,659 common shares to various suppliers as required under contractual obligations valued at $710,970.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

17.	SHARE CAPITAL (Cont’d)

(b)	Common share transactions (Cont’d)

(vi)	On December 31, 2020, the Company completed a private placement issuing 1,294,500 units at $10.00 USD per unit for gross proceeds of $12,945,500 USD. Each Unit consisting of one common share and one warrant to purchase one common share. Each warrant has an exercise price of $11.50 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the units were immediately separable upon issuance and were issued separately in the offering. The common shares using the residual value approach were valued at $10.00 USD per share and each warrant was valued at $Nil per warrant. Total share issuance costs totalled $1,707,138 which includes 64,724 broker warrants exercisable at $11.50 with a Black Scholes value of $420,508.

Transactions for the year ended December 31, 2019 are as follows:

i)	Issued 5,668 common shares in connection with exercised of agents’ options for proceeds of $247,764.

ii)	Issued 80,865 common shares in connection with exercise of warrants for proceeds of $4,418,377.

iii)	Issued 6,897 common shares in connection with purchase consideration for Signifi with the value of the shares as $346,673.

iv)	On August 29, 2019 the Company completed a non-brokered private placement of 51,724 units at a price of $44.29 ($58.00 CAD) per unit for gross proceeds of $2,290,916. Each unit consisted of one common share and one-half share purchase warrant. Each warrant is exercisable at a price of $68.23 ($87.00 CAD) for a period of two years. In conjunction with the placement, the Company incurred share issuance costs of $185,854.

v)	On December 23, 2019, the Company issued 3,324 common shares as compensation to the agents in connection to the issuance of the convertible debentures (Note 14). These shares were recorded at its market value of $118,560.

(c)	Stock options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2017	59,172	48.56
Granted	15,241	55.98
Exercised	(8,965)	35.83
Outstanding options, December 31, 2018	65,448	49.00
Granted	17,655	59.01
Expired	(518)	65.57
Outstanding options, December 31, 2019	82,585	$52.34
Granted	279,190	6.47
Expired	(33,707)	39.79
Outstanding options, December 31, 2020	328,068	$14.66

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

17.	SHARE CAPITAL (Cont’d)

(c)	Stock options (Cont’d)

At December 31, 2020 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
01-Jan-17	2,207	2,207	40.37	01-Jan-22	1.00
11-Jan-17	2,483	2,483	40.94	11-Jan-22	1.03
04-Apr-17	6,897	6,897	62.54	04-Apr-22	1.26
24-Jul-17	8,619	8,619	78.47	24-Jul-22	1.56
24-Dec-18	14,620	12,103	56.86	24-Dec-23	2.98
15-Jan-19	828	276	56.86	15-Jan-24	3.04
21-Mar-19	12,345	10,943	62.55	21-Mar-24	3.47
01-Dec-19	1,293	1,293	56.86	01-Dec-21	0.92
01-Jan-20	2,069	689	56.86	31-Oct-25	4.75
01-Jan-20	207	207	56.86	01-Dec-21	0.89
15-Nov-20	95,000	11,875	6.00	15-Nov-30	9.88
15-Nov-20	181,500	22,688	6.00	15-Nov-25	4.88
Total	328,068	80,280	14.66		5.93

Transactions for the year ended December 31, 2020 are as follows:

During the year ended December 31, 2020 the Company recorded share-based payments expense of $517,678 (2019- $1,123,154) and (2018-$850,747) in relation to options vesting.

On January 1, 2020, the Company issued 2,690 stock options to various employees at an exercise price of $56.86 that 2,069 expires on October 31, 2025 and 621 expires on January 1, 2023. On December 1, 2020, due to the termination of an employee, 414 stock options of the 621 stock options issued on January 1, 2020 were cancelled and the remaining balance of 207 vested stock options have an expire date of December 1, 2021.

On November 15, 2020 the Company issued 276,500 stock options at an exercise price of $6.00 per common share.

Transactions for the year ended December 31, 2019 are as follows:

In the first quarter of 2019, 2,207 stock options were granted at an exercise price of CAD$72.50 and 12,345 stock options were granted at an exercise price of CAD$79.75.

In the second quarter of 2019, 518 stock options with an exercise price of CAD$65.57 expired. In the fourth quarter of 2019, the Company issued 3,103 options to a Director with an exercise price of CAD$72.50 per option.

The following weighted average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2020	2019		2018
Stock price	$6.47	$	CAD 72.50	$	CAD 62.35
Risk-free interest rate	1.68%		1.5%		1.9%
Expected life	5		4.8		5
Annualized volatility	83%		143%		148%
Dividend rate	0.00%		0.00%		0.00%

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

17.	SHARE CAPITAL (Cont’d)

(d)	Agents’ options

Transactions for the year ended December 31, 2020 are as follows:

The Company issued 1,702 agents’ options on the closing of the August 2020 capital raise at an exercise price of $20.47 ($26.10 CAD) per common share and these agents’ options expire on July 28, 2022, adding an additional $9,873 to reserves and share issuance costs,

The Company issued 113,500 agents’ options to the underwriter of its initial public offering at an exercise price of $6.60 per common share and these agents’ options expire on September 28, 2025 including in reserves an additional $315,796 that are part of the share issuance costs.

On October 21, 2020, the underwriter of the initial public offering acquired 266,000 share purchase warrants pursuant to that certain underwriting agreement at $0.01 per warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. The Company added the black scholes value to these agent warrants adding an additional $335,160 to reserves as part of the share issuance costs.

The Company issued 64,724 agent’ options to the placement agency of the December 31, 2020 capital raise at an exercise price of $11.50 expiring on June 30, 2024 and using black scholes added $420,508 to reserves as part of the share issuance costs.

Transactions for the year ended December 31, 2019 are as follows:

On December 23, 2019, the Company granted 5,025 agents’ options at an exercise price of $45.58 ($CAD 60.18) that expire on December 23, 2021.

5,668 agent’s options, prior to their expiry date of March 16, 2019, were exercised at $43.71 for total proceeds of $247,764.

On March 16, 2019, the Company issued 810 Agents’ options expired at an average exercise price of $53.00.

A summary of the Company’s agents’ options activity is as follows:

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2017	9,593	$45.10
Granted	1,572	67.18
Exercised	(2,733)	40.31
Expired	(382)	39.19
Outstanding agent options, December 31, 2018	8,050	$47.91
Granted	5,025	45.58
Exercised	(5,668)	43.71
Expired	(810)	53.00
Outstanding agent options, December 31, 2019	6,597	50.53
Granted	445,926	7.36
Outstanding agent options, December 31, 2020	452,523	$8.02

At December 31, 2020 agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
December 24, 2018	1,572	1,572	65.90	December 24, 2021	0.98
December 23, 2019	5,025	5,025	45.58	December 23, 2021	0.98
July 28, 2020	1,702	1,702	20.47	July 28, 2022	1.57
September 29, 2020	113,500	113,500	$6.60	September 28, 2025	4.74
September 29, 2020	266,000	266,000	$6.85	September 28, 2025	4.74
December 31, 2020	64,724	64,724	$11.50	June 30, 2024	3.5
Total	452,523	452,523	$8.02		4.49

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

17.	SHARE CAPITAL (Cont’d)

(e)	Share purchase warrants

A summary of the Company’s warrant activity is as follows:

Transactions for the year ended December 31, 2020 are as follows:

a.	On June 23, 2020, as part of the 10% convertible debenture referred to in 14(c), the Company issued 10,897 share purchase warrants at an exercise price of $34.12 with an expiry of June 23, 2021.

b.	On July 28, 2020, as part of the capital raise per 17(b)(ii), the Company issued 74,138 share purchase warrants at an exercise price of $20.47 with an expiry date of July 28, 2022.

c.	On September 29, 2020, the Company issued 2,100,000 share purchase warrants as part of the units offered and sold in its initial public offering, which included one common share and one warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. These warrants trade on Nasdaq under the symbol STYA-W and were valued at the residual value of $1.27 per warrant for total value of $2,667,000 including in reserves.

d.	On December 31, 2020, the Company issued 1,294,500 share purchase warrants to the December 31, 2020 investors who participated in the private placement. Each unit consisted of one common share and one share purchase warrant. The warrant have an exercise price of $11.50 USD with an expiry date of June 29, 2024.

Transactions for the year ended December 31, 2019 are as follows:

a.	On August 20, 2019 the Company granted 25,863 share purchase warrants as part of the unit of a private placement. These warrants have an expiry date of August 20, 2021 and an exercise price of $68.63 ($CAD87.00).

b.	On December 23, 2019 the Company granted 54,248 share purchase warrants as part of the unit of a debenture issue. These warrants have an expiry date of December 23, 2022 and an exercise price of $51.18 ($CAD65.25).

c.	Prior to their expiry on March 16, 2019, 80,865 share purchase options were exercised at $68.36 for total proceeds of $5,529,858.

d.	On March 16, 2019, 5,196 share purchase warrants from a private placement, expired at $68.36.

e.	On December 28, 2019, 31,724 share purchase warrants, granted from a debenture issue, expired at $76.90.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

17.	SHARE CAPITAL (Cont’d)

(e)	Share purchase warrants (Cont’d)

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2017	172,954	$62.44
Granted	31,888	67.18
Exercised	(18,268)	55.98
Expired	(36,900)	74.73
Outstanding, December 31, 2018	149,674	$60.16
Granted	80,110	54.64
Exercised	(80,865)	54.64
Expired	(36,920)	73.22
Outstanding, December 31, 2019	111,999	$59.02
Granted	3,479,534	8.96
Outstanding, December 31, 2020	3,591,533	$10.55

At December 31, 2020, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
24-Dec-18	31,887	$68.23	24-Dec-21
29-Aug-19	25,863	$68.23	29-Aug-21
23-Dec-19	54,248	$51.18	23-Dec-22
23-Jun-20	10,897	$34.12	23-Jun-21**
July 28, 2020	74,138	$20.47	28-Jul-22
September 29, 2020	2,100,000	$6.85	28-Sep-25
December 31, 2020	1,294,500	$11.50	30-June-24
Total	3,591,533	$10.55

**	These 10,897 share purchase warrants at $34.12 expired subsequent to the year end.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

18.	COST OF SALES

(in thousands)	December 31, 2020	December 31, 2019	December 31, 2018
Materials and merchandise	$2,855	$5,488	$8,648
Royalties	257	322	261
Other expenses	1,155	816	1,115
Change in inventory	144	497	(633)
Total	$4,410	$7,123	$9,391

19.	SELLING AND MARKETING EXPENSES

(in thousands)	December 31, 2020	December 31, 2019	December 31, 2018
Salaries and related expenses	$2,111	$1,555	$1,173
Advertising and marketing	1,425	1,700	2,737
Travel and conferences	156	305	297
Total	$3,692	$3,560	$4,207

20.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	December 31, 2020	December 31, 2019	December 31, 2018
Salaries and related expenses	$284	$407	$236
Professional services	294	203	307
Consulting and director fees	1,206	775	639
Management fees	99	317	440
Travel	43	80	73
Office and general	603	304	297
Regulatory and filing fees	47	46	19
Shareholder relations	281	191	251
Total	$2,857	$2,323	$2,262

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

21.	FINANCE EXPENSES

	2020	2019	2018
Interest and acretion on convertible debentures	1,744,120	693,712	643,961
Interest expense on long term debt	11,107	15,413	8,230
Interest on bank loans from factoring	18,532	235,732	90,501
Other interest and bank charges	(3,819)	15,999	10,565
Gain on conversion of debenture	(16,712)	-	-
Interest earned on director’s loan	(23,000)	(10,000)	-
Interest expenses on lease obligations	14,045	11,406	-
Total	1,744,273	962,262	753,257

22.	TRANSACTION COSTS

Transaction costs incurred in 2020 of $1,414,616 are incremental costs that are directly attributable to the uplisting onto Nasdaq and the Company’s associated initial public offering that do not meet the criteria to be treated as a share issuance cost, but are disclosed separately as an expense. These transaction costs include a proportion of legal fees, accounting fees as well as 100% of filing fees, marketing costs for the uplisting and the initial public offering and other professional fees and expenses.

23.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2020	2019	2018
Loss for the year	$(13,591,117)	$(7,657,208)	$(8,897,107)

Expected income tax (recovery)	$(3,670,000)	$(2,067,000)	$(2,404,000)
Change in statutory, foreign tax, foreign exchange rates and other	(117,000)	67,000	117,000
Permanent differences	134,000	309,000	(90,000)
Share issue cost	(1,248,000)	(50,000)	(73,000)
Impact of convertible debenture	17,000	107,000	-
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	208,000	9,000	457,000
Expiry of non-capital losses	-	-
Change in unrecognized deductible temporary differences	4,676,000	1,625,000	1,993,000
Total income tax expense (recovery)	$-	$-	$-

Current income tax	$-	$-	$-
Deferred tax recovery	$-	$-	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

23.	INCOME TAXES (Cont’d)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2020	2019	2018
ROU assets and lease liabilities	(9,000)	(2,000)	-
Intangible assets	(141,000)	-	-
Convertible debenture	(87,000)	(321,000)	(72,000)
Non-capital losses	237,000	323,000	72,000
Net deferred tax liability	$-	$-	$-

The significant components of the Company’s deductible temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2020	Expiry Date Range	2019	Expiry Date Range	2018	Expiry Date Range
Temporary Differences
Receivables	$775,000	No expiry date	$-	No expiry date	$-	No expiry date
Property, plant, and equipment and intangibles	2,216,000	No expiry date	1,541,000	No expiry date	538,000	No expiry date
Financing cost	5,948,000	2040 to 2044	1,376,000	2039 to 2043	1,178,000	2038-2042
Inventory	1,373,000	No expiry date	-	No expiry date	-	No expiry date
Allowance for doubtful accounts	714,000	No expiry date	-	No expiry date	-	No expiry date
Allowable capital losses	39,000	No expiry date	38,000	No expiry date	196,000	No expiry date
Non-capital losses available for future periods	30,491,000	see below	20,708,000	see below	14,991,000	see below
Canada	18,553,000	2026 to 2040	10,160,000	2026 to 2039	6,806,000	2026-2038
Israel	11,938,000	No expiry date	10,548,000	No expiry date	8,185,000	No expiry date

The Company has approximately $30,491,000 (2019 - $20,708,000) of operating tax loss carry-forwards. Of these, $11.9 million arise from Israel (2019 - $10.5 million) which do not expire, and the remaining balance arise from Canada which expire between 2026 and 2040.

24.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at December 31, 2020, the Company is subject to externally imposed capital requirements arising from the quarterly payments of interest on the convertible debentures outstanding, as described in Note 14, the monthly principal and interest payments from the BDC loan described in Note 15 and the Bank loan as described in Note 11. The Company also subject to a debt covenant in relation to the factoring agreement described in Note 5.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

25.	FINANCIAL INSTRUMENTS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

Financial instruments measured at fair value are classified into three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

The fair values of the Company’s cash, trade and other receivables, due to/from related party, accounts payable and accrued liabilities, long term debt, and convertible debentures approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 14% of the Company’s revenue for the year ended December 31, 2020 (2019 -24%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represent the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision of these overdue receivables which amounted to $1,530,667.

More than 50% of the Company’s customers have been active with the Company for over four years, and the impairment of $1,530,667 in impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company, and future sales are made on a prepayment basis.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

25.	FINANCIAL INSTRUMENTS (Cont’d)

Credit risk (cont’d)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2020	December 31, 2019	December 31, 2018
EMEA	$1,246	$609	$478
North America	1,491	884	203
Total	$2,737	$1,493	$679

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 5).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

25.	FINANCIAL INSTRUMENTS (Cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at December 31, 2020 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in USD thousands)	USD	New Israel Sshekel (“NIS”)	CAD	Total
Financial assets and financial liabilities:

Current assets

Cash	5,236	36	197	5,469
Restricted cash	0	10,995	0	10,995
Trade receivables	1,266	1,246	225	2,737
Due from director	214	-	-	214

Current liabilities
Bank loan	-	(65)	(372)	(437)
Accounts payable and accrued liabilities	(1,176)	(1,087)	(359)	(2,622)
Convertible debentures			(6,161)	(6,161)
Long term debt	-	-	(108)	(108)
Total	5,540	11,125	(6,578)	10,087
Impact of 10% fluctuation in Exchange Rate	$554	$1,113	$(658)	$1,008

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is limited to the BDC loan, and is therefore currently immaterial as the rest of the Company’s debt bears interest at fixed rates.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

26.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the year ended December 31, 2020 and 2019 are as follows:

	2020	2019	2018

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,179,762	$928,637	$728,624
Share-based payments	261,794	656,895	216,218
Total	$1,441,556	$1,585,532	$944,842

Other related party transactions are as follows:

		(in thousands)
Type of Service	Nature of Relationship	2020	2019	2018
Selling and marketing expenses	VP Technology	174	210	105
General and administrative expense	Companies controlled by the CEO, CFO and Directors	1,006	718	624

Loan to Director

On April 1, 2019 the Company loaned to a director and its chief Executive Officer, $200,000 USD. This loan was for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020, the interest rate on the loan was increased to 12% per annum. There were no capital repayment requirements until the end of the term when a balloon payment of the principal balance was required. The director repaid the loan in full on May 23, 2021.

27.	SEGMENTED INFORMATION

The Company is domiciled in Canada and it operates and produces its income primarily in Israel, Europe and North America.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers and is as follows:

External Revenues (in thousands)	December 31, 2020	December 31, 2019	December 31, 2018
EMEA	$1,465	$6,230	8,166
USA	2,679	2,339	1,062
Canada	1,691	1,232	1,713
Australia and New Zealand	155	11	40
Total	$5,990	$9,812	10,981

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

28.	MAJOR CUSTOMERS

Revenues from four customers of the Company for the year ended December 31, 2020 represent approximately $2,445,000 or 41% of the Company’s total revenues (December 31, 2019 is four customers representing $4,808,000 or 49% of total revenues). As two of these customers required extended payment terms, 50% bad debt provisions were take on these accounts as part of the Company’s accounting policy for aged receivable provisions.

29.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2020, the Company paid $872,505 (December 31, 2019 - $627,557) in interest and $Nil (December 31 - $Nil) in income taxes.

During the year ended December 31, 2020 the Company incurred the following non-cash investing or financing activities:

(a)	Reclassified $40,980 from convertible debenture to share capital as the result of a conversion of $57,692 of debentures into 1,149 shares.

(b)	Recognized $912,916 (2019-$329,706) of accretion of the convertible debentures, classified $56,471 of long-term debt, $127,776 of lease obligations and $6,160,769 of convertible debentures all as current liabilities.

(c)	Issued shares with a value of $710,970 and accrued share to be issued of $560,000 in exchange for services.

(d)	Recognized $306,086 in right of use assets and lease liabilities.

30.	SUBSEQUENT EVENTS

a)	The company issued a total of 100,500 stock options to various employees and members of the Board at an exercise price of $11.50 per share.

(b)	On March 23, 2021, Signifi Mobile Inc incorporated a new wholly-owned subsidiary, Clear RF Nevada Inc.

(c)

On March 31, 2021, Clear RF Nevada Inc. acquired 100% of the units of Clear RF LLC, a company that produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things” (IoT) applications that can be leveraged with our existing distribution channels. In exchange for 100% of the units of the partnership, the company agreed to pay a total of $700,000 by issuing 23,949 common shares of Siyata Mobile Inc. and paid $155,015 in cash, both at closing. One year from the anniversary of the closing date, the company shall pay a further $155,015 in cash and $194,985 common shares of the Company, subject to certain adjustments. This transaction is considered as an acquisition  for accounting purposes.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

30.	SUBSEQUENT EVENTS (Cont’d)

Acquisition of Clear RF LLC

On March 31, 2021, the Company acquired the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,014 and issued 23,949 common shares at a value of $194,985.

As further consideration, the Company is required to make the additional following payments:

a)	On March 31, 2022, pay $155,014 in cash (or less, subject to certain income minimums);

b)	On March 31, 2022, issue common shares of the Company valued at $194,985.in cash, and

c)	In addition to the above, further incentives may be earned and payable to the vendors based on revenues earned from the date of acquisition to March 31, 2022, inclusive.

This transaction qualifies as a business combination and was accounted for using the acquisition method of accounting. To account for the transaction, the Company has determined the fair value of the assets and liabilities of ClearRF at the date of the acquisition and for the purchase price allocation. These fair value assessments require management to make significant estimates and assumptions as well as applying judgment in selecting the appropriate valuation techniques.

The acquisition of ClearRF is consistent with the Company’s corporate growth strategy to continue to acquire innovative patented products in the cellular booster market. The Company plans to leverage ClearRF’s machine to machine booster technology in order to build relationships and facilitate sales of the cellular booster suite of products.

The aggregate amount of the total acquisition consideration is $700,000, comprised as follows:

Consideration	Note	Fair Value
Cash		$155,014
Fair value of 23,949 shares at $8.14 per share	(i)	194,986
Future purchase consideration	(ii)	350,000
Total Consideration		$700,000

(i)	The fair value of the shares issued was determined by multiplying the number shares issued by the share price of the Company on March 31, 2021.

(ii)	Future consideration represents the expected future payments of cash and common shares. Since the balance of the shares and the cash is due within one year, the Company did not discount the future purchase consideration for the time value of money.

The purchase price was allocated as follows:

Purchase price allocation	Fair Value
Purchase price	$700,000

Less: Net assets acquired
Net identifiable tangible assets	100,107
Net identifiable intangible assets	763,893
Deferred tax liability	(164,000)
(700,000)
Goodwill	$0

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

30.	SUBSEQUENT EVENTS (Cont’d)

The above acquisition price allocation is considered preliminary and may change before being considered final.

The Company incurred costs related to the acquisition totaling $79,069.

(d) On May 23, 2021, the loan to director was repaid including principal and interest.

(e) On January 6, 2021, the Company repaid the full amount of the of the 10% convertible debenture including principal and accrued interest at its face value of $1,239,215 with a book value of $1,205,684.

(f) During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,040 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

31.	EFFECTS OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency are as follow:

Restatement of previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated balance sheets as at December 31, 2019 and January 1, 2019 include adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The balance sheet as at January 1, 2019 has been derived from the balance sheet at December 31, 2018 (not presented herein). The exchange rates used to translate the amounts previously reported into Canadian dollars at December 31, 2019 were 1.302 CAD/USD, and at January 1, 2019 were 1.362 CAD/USD.

For comparative purposes, the consolidated statement of loss and comprehensive loss for the years ended December 31, 2019 and 2018 includes adjustments to reflect the change in the presentation currency to the USD, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into USD for the years ended December 31, 2019 and 2018 were 1.3269 CAD to $1USD and $1.295 CAD to $1USD   respectively, which were the average exchange rates for the period.

For the year ended December 31, 2019, an inventory impairment of $212,000 was reclassified from cost of sales to operating expenses to be consistent with the current year presentation, without changing the net loss.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

31.	EFFECTS OF THE CHANGE IN PRESENTATION CURRENCY (Cont’d)

(i) Effect on the consolidated balance sheet as at December 31, 2019 and January 1, 2019

	Dec 31, 2019 $USD	Dec 31, 2019 CAD $	Dec 31, 2018 $USD	Dec 31, 2018 $CAD
ASSETS
Current
Cash	2,661,575	3,465,371	1,776,949	2,420,205
Trade and Other Receivables	1,492,955	1,943,828	679,409	925,355
Prepaid expenses	252,868	329,234	303,314	413,114
Inventory	3,379,895	4,400,623	3,657,465	4,981,467
Advance to suppliers	650,690	847,198	351,334	478,517
	8,437,983	10,986,254	6,768,471	9,218,658
Right of Use	204,939	266,830	-	-
Loan to Director	200,000	260,400	-	-
Equipment	39,747	51,750	39,935	54,392
Intangible assets	6,469,504	8,423,294	5,498,548	7,489,023
Goodwill	785,153	1,022,269	750,565	1,022,269
Total assets	16,137,326	21,010,797	13,057,519	17,784,342

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current	-
Bank Loan	32,435	42,230	-	-
Accounts payable and accrued liabilities	1,970,663	2,565,802	2,930,310	3,991,081
Due to Related Party	76,866	100,079	145,640	198,362
Lease Obligations	116,311	151,437	-	-
Convertible debenture	1,047,661	1,364,055	-	-
Current portion of long term debt	44,547	58,000	24,963	34,000
Future Purchase Consideration	-	-	315,712	430,000
	3,288,483	4,281,603	3,416,625	4,653,443
Lease Obligation	78,020	101,582	-	-
Other payables	132,906	173,044	-	-
Long Term Convertible Debenture	4,049,349	5,272,252	2,866,983	3,904,831
Long Term Debt	105,991	138,000	143,906	196,000
	4,366,266	5,684,878	3,010,889	4,100,831
Total Liabilities	7,654,749	9,966,481	6,427,514	8,754,274
Shareholders’ equity
Share capital	28,592,662	37,346,168	21,246,401	27,638,100
Reserves	5,095,530	6,602,751	2,923,511	3,750,999
Accumulated other comprehensive loss	97,138	(125,084)	105,638	260,137
Deficit	(25,302,753)	(32,779,519)	(17,645,545)	(22,619,168)
	8,482,577	11,044,316	6,630,005	9,030,068
Total liabilities and shareholders’ equity	16,137,326	21,010,797	13,057,519	17,784,342

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2020, 2019 and 2018

31.	EFFECTS OF THE CHANGE IN PRESENTATION CURRENCY (Cont’d)

(ii) Effect on the consolidated statement of loss and comprehensive loss for the years ended December 31, 2019 and 2018

	Year ended Dec 31, 2019 $USD	Year ended Dec 31, 2019 $CAD	Year ended Dec 31, 2018 $USD	Year ended Dec 31, 2018 $CAD
Revenue	9,812,188	13,019,792	10,981,114	14,220,542
Cost of Sales	(7,122,823)	(9,451,274)	(9,390,768)	(12,161,044)
Gross profit	2,689,365	3,568,518	1,590,346	2,059,498

EXPENSES
Amortization and Depreciation	1,168,594	1,550,607	544,208	704,749
Product development	757,404	1,005,000	-	-
Selling and marketing	3,559,602	4,723,236	4,207,746	5,449,031
General and administrative	2,322,681	3,081,966	2,261,990	2,929,277
Bad Debt expense	-	-	-	-
Inventory impariment	212,000	281,303	-	-
Impairment of intangible assets	111,521	147,977	1,508,880	1,954,000
Share-based payments	1,123,154	1,490,313	850,747	1,102,313
Total Operating Expenses	9,254,956	12,280,402	9,373,571	12,139,370
Net operating income (loss)	(6,565,591)	(8,711,884)	(7,783,225)	(10,079,872)

OTHER EXPENSES
Finance expense (income)	962,263	1,276,827	753,257	975,468
Foreign exchange	106,745	141,640	(40,261)	(46,507)
Accretion and change in value of future purchase consideration	22,609	30,000	400,886	519,148
Total other expenses	1,091,617	1,448,467	1,113,882	1,448,109
Net Income (loss) for the period	(7,657,208)	(10,160,351)	(8,897,107)	(11,527,981)

Other comprehensive income (loss)
Translation Adjustment	(8,500)	(385,221)	32,671	869,082
Comprehensive loss for the period	7,665,708	10,545,572	8,864,436	10,658,899

Weighted Average Shares	807,956	807,956	657,764	657,764

Basic and diluted loss per share	$(9.48)	$(12.58)	$(13.53)	$(17.53)