Form 20-F
period 2021-12-31
Siyata Mobile Inc.
filed 2022-04-28
CIK 1649009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐
 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-39557

SIYATA MOBILE INC.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English:
Not applicable

British Columbia, Canada
(Jurisdiction of incorporation or organization)

2200 - 885 West Georgia Street
Vancouver, BC V6C 3E8
Canada

514-500-1181
(Address of principal executive offices)

Marc Seelenfreund
(514) 500-1181
marc@siyata.net
2200 - 885 West Georgia Street
Vancouver, British Columbia V6C-3E8
Canada

514
-
500-1181
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

5,276,695 common shares, no par value per common share, as of December 31, 2021.

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

ii

CERTAIN DEFINED TERMS

Unless otherwise indicated, all references to “Siyata,” the “Company,” “we,” “our,” “us” or similar terms refer to Siyata Mobile Inc. and its subsidiaries.

NOTE ON PRESENTATION

Our audited consolidated financial statements for the year ended December 31, 2021, included elsewhere in this annual report on Form 20-F, or the Annual Report, are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

On September 24, 2020, we effected a reverse share split of our issued and outstanding common shares on the basis of one (1) common share for one hundred and forty-five (145) common shares, or the Reverse Split. Unless otherwise indicated, the share and per share information in this Annual Report, reflects the Reverse Split.

References to “U.S. dollars” and “US$” are to currency of the United States of America, references to “CAD$” are to the currency of Canada, also known as the Canadian dollar and references to “NIS” are to the New Israeli Shekel, the currency of Israel. All financial information presented in this Annual Report is in U.S. dollars unless otherwise expressly stated.

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

iii

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

iv

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

●
Our auditor has included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2021, expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

●
In 2021, our independent registered public accountants identified five material weaknesses in our internal controls over financial reporting.  If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner. In 2020, our independent registered public accountants identified six material weaknesses in our internal controls over financial reporting, which have only been partially remediated.

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

1

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

●
Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

●	We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business .

●	We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

●	If we are unable to sell our solutions into new markets, our revenues may not grow.

●	If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

●
A security breach or other significant disruption of our information technology (“IT”) systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

●	We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

●	We have a limited history of high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

●	We face risks related to novel Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, supply chain and financial results.

Risks Related to our Reliance on Third Parties

●
As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

●	Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

●
Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

●	If dedicated public safety LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

●	The application development ecosystem supporting our devices and related accessories is new and evolving.

●
Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

●	Our products are subject to risks associated with sourcing and manufacturing.

●	The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

●	Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

●
Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

●	Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

●	We are exposed to risks associated with strategic acquisitions and investments.

●	We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Risks Related to Government Regulation

●
We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non- compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

●	We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

●	Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

●	We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

●	The effects of the Tax Cuts and Jobs Act on our business have not yet been fully analyzed and could harm our results of operations.

Risks Related to Our Intellectual Property

●	If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

●
Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

●	Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

●	Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

Risks Related to our Locations in Israel and Canada and Our International Operations

●	Conditions in Israel could materially and adversely affect our business.

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

●	We have operations in China, which exposes us to risks inherent in doing business there.

●
The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

●	Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

●	Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

Risks Related to Ownership of Our Securities

●
We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects. In addition, such funding may dilute our existing shareholders.

●	We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the public offering price you paid for your shares.

●
The conversion of the Lind Partner Note and the exercise of the Lind Partner Warrant or future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

●
If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares and Warrants which could negatively impact the price of our securities and an investor’s ability to sell them.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

●
We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

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

We have a limited operating history and a history of losses from operations. As of December 31, 2021, we had an accumulated deficit of $62,519,412. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our independent registered public accounting firm, in its report on our financial statements for the year ended December 31, 2021, concurs with management representation that raises substantial doubt about our ability to continue as a going concern.

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

Our independent registered public accountants have noted that we may not survive as a going concern.

Our independent registered public accountants
have included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2021, concurring with management representation of expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2020 and 2021. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2021 and 2020, our independent registered public accountants identified several material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2021, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the insufficient review of inventory balances for products which are slow-moving. The second material weakness related to the insufficient review of advances to suppliers on products that are no longer selling, the third material weakness relates to insufficient controls surrounding off-site inventory tracking. The fourth material weakness related to insufficient review whether product returns relate to sales recorded in the fiscal year. The fifth material weakness relates to insufficient review of title transfer terms to determine the period in which revenue should be recorded.

For the material weaknesses identified in our 2021 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●
On a quarterly basis, the Company now reviews inventory on hand for slow moving merchandise and reviews inventory on hand regularly.
For the year ended 2021, it was determined that $4,659,648 (2020- $1,571,649) of the inventory was impaired due to slow movement. The accessories and spare parts related to these products amounted to $839,693 (2020 - $316,000), which was also impaired.

●	The Company now reviews quantities on hand before approving purchase orders.

●	As of April 1, 2022, the Company signed a lease for their own exclusive warehouse space so that outside contract warehouses will not be required.

●	The Company now reviews product returns to compare and ensure that they occur in the same fiscal year.

●	The Company’s controller scrutinizes all revenues earned in the period to ensure compliance with IFRS15.

●	The Company’s controller and CFO in Canada coordinates full scheduling of the year end process to ensure timely close off of accounting periods.

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

For the material weaknesses identified in our 2020 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●	The Company now requires a formal signed distribution agreement with major customers which define the terms, including payment terms, return policy, repair policy and warranty policy.

●	The Company is reviewing the credit risk of each customer and a part of the sales function has the formalized distribution agreements in place.

●	On a quarterly basis, management is reviewing inventory on hand for slow moving merchandise and reviews inventory on hand regularly.

●	The Company has engaged outside consultants to review purchase price adjustment valuation, impairment valuations and complex transactions to ensure compliance with IFRS standards.

●
The Company has improved its internal financial reporting communication process. The Company has streamlined the communications between the Company’s Israel and Canadian-based financial reporting groups. Furthermore, the Company’s Audit Committee adopted a policy requiring the Company’s Canadian CFO to meet with the Company’s Israel-based reporting group at least twice a year to ensure that the Israel reporting group’s policies and procedures are consistent with those in Canada and that all the inventory is properly tracked and procedures for intercompany transactions must follow our existing formal standard procedures. We believe that these measures should ensure that for the 2022 fiscal year, our financial controls will be remediated.

6

●
The Audit Committee will ensure that at the quarterly financial meetings, there will be an agenda item to discuss policies and procedures in place in ensure internal control compliance with respect to intercompany transactions and returns so that all documentation is clear, consistent and that they are recorded in a timely manner and the pricing policy is consistent.

To date, we have only partially remediated the material weaknesses identified in 2021 and 2020 above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Common Shares to decline.

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

More than 54% of our revenues for the year ended December 31, 2021, were generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers. Our wireless carrier channel partners currently include:

●	AT&T, in the United States;

●	FirstNet, in the United States;

●	Verizon, in the United States;

●	Rogers, in Canada;

●	a leading global LMR vendor and distributor in North America and international markets;

●	Partner Communications, in Israel; and

●	Cellcom, in Israel.

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

We face significant competition in developing and selling our solutions. Our primary competitors in the non-rugged mobile device market include LG Corporation, Apple Inc. and Samsung Electronics Co. Ltd. Our primary competitors in the rugged mobile device market include Sonim Technologies Inc., Bullitt Mobile Ltd., and Kyocera Corporation. We also face competition from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, a leading LMR vendor, or MSI
, and Tait International Limited. Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, or Wilson Electronics, Nextivity, Inc. and SureCall Company.

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

Our future success is substantially dependent upon continued adoption of devices and related accessories in the industrial enterprise and public sector markets, including the transition from LMR to Push to Talk over Cellular and LTE networks. These market developments and transitions may take longer than we expect or may not occur at all, and may not be as widespread as we expect. If the market does not develop as we expect, our business, operating results and financial condition would be significantly harmed.

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

We face risks related to novel Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, supply chain and financial results.

Our business will be adversely impacted by the effects of the Novel Coronavirus (COVID-19). In addition to global macroeconomic effects, the novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments will cause disruption to our operations, research and development, and sales activities. Our third-party manufacturers, third-party distributors, and our customers have been and will be disrupted by worker absenteeism, quarantines and restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our activities or the operations of our third-party manufacturers and third-party distributors, the supply of our products will be delayed, which could adversely affect our business, operations and customer relationships. In addition, the Novel Coronavirus (COVID-19) or other disease outbreak will in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that will affect demand for our products and impact our operating results. There can be no assurance that any decrease in sales resulting from the Novel Coronavirus (COVID-19) will be offset by increased sales in subsequent periods. Although the magnitude of the impact of the Novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the Novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products in a timely manner or meet required milestones or customer commitments.

Our business has not been experienced any material impact from supply chain disruptions brought about by the COVID-19 pandemic, however there is no certainty that this will continue into the future. Management is carefully monitoring the situation and is working with its partners, suppliers and manufacturers to ensure minimal impact on its business.

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

For our fiscal year ended December 31, 2021, we derived 46% of our revenue from five customers/channel partners. Any termination of a business relationship with, or a significant sustained reduction in business from, one or more of these channel partners/customers could have a material adverse effect on our operating results and cash flows.

If dedicated public safety LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

A key part of our strategy is to further expand the use of our solutions over dedicated LTE networks in the public safety market. If the deployment of dedicated LTE networks is delayed or such networks are not adopted at the rate we anticipate, demand for our solutions may not develop as we anticipate, which would have a negative effect on our revenues.

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

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our suppliers’ business, the financial instability and labor problems of suppliers, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, transportation delays and shipment issues. Our suppliers may be forced to reduce their production, shut down their operations or file for bankruptcy. Our suppliers may consolidate, increasing their market power. The occurrence of one or more of these events could impact our ability to get products to our customers and/or wholesale partners, result in disruptions to our operations, increase our costs and decrease our profitability.

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

Many of our public sector end customers rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. Any reduction in federal funding for local public safety or other public sector efforts could result in our end customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to “sanctuary cities” may result in a reduction in federal funds available to our current or potential end customers. Additionally, the recent U.S. government partial shutdown, and any future U.S. government shutdowns, could result in delayed public safety spending or re-allocation of funding into other areas of public safety. If federal funding is reduced or eliminated and our end customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

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

In 2020, a Phase One trade agreement was signed imposing specific targets for Chinese purchases of various exports from the United States. These ambitious commitments specified numerical targets in U.S. goods and services exports to China for increases of $77 billion in 2020 and $123 billion in 2021 from the 2017 baseline. The Phase One agreement also imposed numerous tariffs on a variety of goods including but not limited to imports from China along with steel and aluminum imports from across the world, creating an upward pressure on prices in the United States. These tariffs currently impact over $350 billion of imports and exports and increase consumer costs by roughly $51 billion annually based on 2021 import levels. The uncertainty of the Phase One deal, unilaterally imposed in 2020 and substantially still in effect today, lie in their conditions. For instance, Section 301 enables the president to impose tariffs or quotas wherever the United States Trade Representative (USTR) finds that other nations are engaging in unfair trade practices and Section 232 allows the president to impose trade barriers if the Department of Commerce finds that imports threaten U.S. national security. The Company will be unable to pre-empt decisions of this nature, and as such, the risks and consequences which accompany them.

In 2021, the U.S. presidential administration signed Executive Order 14017 into order, assessing vulnerabilities in four priority product areas: semiconductors, large capacity batteries, critical minerals and materials, and pharmaceuticals and active pharmaceutical ingredients. Executive Order 14017 established an interagency Supply Chain Trade Task Force led by USTR. This task force was directed to identify foreign trade practices that the U.S. deemed unfair or otherwise determined to cause erosion to U.S. critical supply chains. The impact and decisions of this task force may cause consequential action from other trading partners, potentially impacting the Company’s financial performance.

Later in 2021 and into 2022, the US Administration replaced the Section 232 tariffs on steel and aluminum imports from the EU with a tariff rate quota system (TRQ), replaced the Section 232 tariffs on steel imports from Japan with a TRQ (the Section 232 aluminum imports from Japan are still in effect) and, as of March 2022, replaced the Section 232 tariffs on steel and aluminum imports from the UK with a TRQ.  To date, the US Administration has kept in place all of the Section 301 tariffs on Chinese imports, which might influence importers to shift away from China and reorganize supply chains or otherwise cause decreased trade altogether – both imports and exports – raising prices and reducing options for consumers and businesses in the U.S. While a number of exclusions and extensions to these tariffs exist and evolve within the current administration, retaliatory actions by other nations remain a possibility.

To date, five nations have levied retaliatory tariffs up to 70 percent on approximately $73.2 billion of U.S. exports. These tariffs do not include retaliation by Canada and Mexico; following the reversal of U.S. steel and aluminum tariffs, both Canada and Mexico withdrew their retaliatory tariffs of 7 percent to 25 percent on approximately $20 billion of U.S. exports. These tariffs also no longer include retaliation by the EU, as it cancelled its retaliatory tariffs in exchange for the United States replacing the aluminum and steel tariffs with a TRQ for EU imports.

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

The effects of the Tax Cuts and Jobs Act on our business have not yet been fully analyzed and could harm our results of operations.

On December 22, 2017, U.S. President Donald Trump signed into law the Tax Act that significantly reforms the Code. The Tax Act, among other things, includes changes to U.S. federal corporate income tax rate, imposes significant additional limitations on the deductibility of interest, allows for the accelerated expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We continue to analyze the impact that the Tax Act may have on our business. Notwithstanding the reduction in the U.S federal corporate income tax rate, the overall impact of the Tax Act is uncertain, and our business and financial condition could be harmed.

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

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report on Form 20-F in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

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

We have operations in China, which exposes us to risks inherent in doing business there.

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

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products. We also face adverse changes in, or uncertainty of, local business laws or practices, including the following:

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

Risks Related to Ownership of Our Securities

We do not know whether an active, liquid and orderly trading market will develop for our Common Shares or Warrants or what the market price of our Common Shares or Warrants will be and as a result it may be difficult for you to sell your Common Shares.

You may not be able to sell your shares or Warrants quickly or at the market price if trading in our Common Shares or Warrants is not active. The initial public offering price for our Common Shares and Warrants was determined through negotiations with the underwriters, and the negotiated price may not have been indicative of the market price of the Common Shares and Warrants after the offering. As a result of these and other factors, an investor may be unable to resell its Common Shares or Warrants at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our securities and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Common Shares as consideration.

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

The conversion of the Lind Partner Note and the exercise of the Lind Partner Warrant or future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

As of December 31, 2021, we had 5,276,695 Common Shares issued and outstanding. In addition, up to an additional 2,862,857 Common Shares underlying the Lind Partner Note and the Lind Partner Warrant are unrestricted and freely tradeable. If the holder of our free trading shares wanted to sell these shares, there might not be enough purchasers to maintain the market price of our Common Shares on the date of such sales. Any such sales, or the fear of such sales, could substantially decrease the market price of our Common Shares and the value of your investment.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares

In order to maintain the listing of our Common Shares and Warrants on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

Warrants are speculative in nature.

The Warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the Common Shares and pay the Warrant exercise price per share, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value.

Holders of the Warrants and the Pre-Funded Warrants will have no rights as a Common Shareholder until they acquire our Common Shares.

Until holders of the Warrants acquire Common Shares upon exercise of those Warrants, the holders will have no rights with respect to the Common Shares issuable upon exercise of those Warrants. Upon exercise of those Warrants, the holder will be entitled to exercise the rights of a Common Shareholder as to the security exercised only as to matters for which the record date occurs after the exercise.

Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on shares outstanding as of December 31, 2021, our executive officers and directors, together with entities affiliated with such individuals, along with our largest shareholder, will beneficially own approximately 19.1% of our Common Shares.

As of December 31, 2021, the Company had 5,276,695 Common Shares issued and outstanding.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting. In that regard, on May 18, 2021, we received a notice from Nasdaq indicating that, as a result of not having timely filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission. Nasdaq required that we submit a plan no later than July 16, 2021 to regain compliance and we have in fact regained compliance with Nasdaq’s listing requirements since then.

The Nasdaq Listing Qualifications Department may formally notice the Company of a compliance deficiency with the minimum stockholders’ equity requirement.

As of December 31, 2021, we had not maintained a minimum stockholders equity of $2,500,000 and therefore  was not in compliance with the listing requirement under Nasdaq marketplace Rule 5550(b)(1-3). As previously disclosed, the Company’s latest Form 6-K with year-end financial statements reported our stockholders’ equity
below
$2,500,000.
On January 11, 2022, the Company closed its underwritten public offering of 8,695,652 Common Shares (or pre-funded warrants to purchase Common Shares in lieu thereof) and accompanying Warrants to purchase up to 8,695,652 Common Shares resulting in gross proceeds of approximately $20,000,000 and net proceeds of $18,358,028 which had the effect of bolstering the Company’s stockholders equity to approximately $21,000,000 (unaudited).
However, because the annual financial statements did not reflect this increase, a deficiency notice from the Nasdaq may potentially be triggered.

As of the date of this Form 20-F, the Company believes that it has regained compliance with the stockholders’ equity requirement based upon the financing conducted in January 2022.

Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, we may be subject to delisting.

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

In connection with the audit of our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, our independent registered public accountants identified six, six and two material weaknesses, respectively, in our internal control over financial reporting.

We have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as described above. These measures have only partially remediated the material weaknesses identified in 2021 as discussed above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting, cause the market price of our Common Shares to decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

We were registered with the TSXV under the symbol “SIM” and the Company voluntarily delisted from the TSXV at the end of trading on October 19, 2020. Our shares traded on the OTCQX under the symbol “SYATF” from May 11, 2017 until September 25, 2020, at which time our shares were listed on the Nasdaq Capital Market.

On January 2, 2021, we announced it closed a previously announced private placement led by Phoenix Fund of 129,450 units of the Company at a price of $100 per unit for aggregate gross proceeds of $12,945,000 USD. Each Unit consisted of ten common shares of the Company and ten Common Share purchase warrants. Each warrant entitles the holder thereof to acquire an additional common share of the Company at a price of $11.50 for a period of 42 months from the date of issuance.

On February 9, 2021, we announced that Peter Goldstein was appointed to serve as the Chairman of the Board of Directors, or the Board, of the Company. The Company further announced that Luisa Ingargiola was appointed as a director and a member of the Audit Committee, which took effect following the Company’s annual shareholders meeting held on February 23, 2021. Ms. Ingargiola replaced Brian Budd on the Board due to Mr. Budd not being re-nominated to serve on the Board at the upcoming shareholder’s meeting. Ms. Ingargiola resigned from the Board on October 29, 2021.

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

On April 8, 2021, we were informed by the British Columbia Securities Commission that it had issued a cease trading order due to the Company’s failure to timely file its annual audited financial statements for the year ended December 31, 2020, its annual management’s discussion and analysis for the year ended December 31, 2020, its annual information form for the year ended December 31, 2020 and its certification of annual filings for the year ended December 31, 2020. The Order did not impact the trading of our Common Shares and Warrants, trading under the symbols SYTA and SYTAW, respectively, on the Nasdaq Capital Market. The Order was revoked as of July 8, 2021.

On May 18, 2021, we received a notice from the Nasdaq indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission. We filed the Form 20-F on June 30, 2021 and believe that we regained compliance with the applicable Nasdaq rule.

On August 20, 2021, we were informed by the British Columbia Securities Commission that it had issued a cease trading order due to our failure to timely file its interim financial report for the period ended June 30, 2021, interim management’s discussion and analysis for the period ended June 30, 2021 and certification of interim filings for the period ended June 30, 2021. We filed our financial statements on October 14, 2021 and the cease trading order was revoked on October 15, 2021.

On October 27, 2021, we entered into a securities purchase agreement relating to the purchase and sale of a senior secured convertible note (the “Lind Note”) for gross proceeds of $6,000,000 with Lind Global Partners II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together “Lind”) which closed on November 3, 2021. The purchase agreement provided for, among other things, the issuance of a $7,200,000 Note with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of $10.00 per share of the Company’s Common Shares. The Company is required to make principal payments in 18 equal monthly installments commencing 180 days after funding. At the discretion of the Company, the repayments can be made in: (i) cash; (ii) Common Shares (after Common Shares are registered) (the “Repayment Shares”); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the Common Shares (the “Repayment Price”). The Company has the right to buy-back the outstanding face value of the Note at any time with no penalty (“Buy-Back Right”). Should the Company exercise its Buy-Back Right, Lind will have the option to convert up to 25% of the face value of the Note at the lesser of the conversion price of the Notes or the Repayment Price. Additionally, the Note ranks senior to other Company debt, excluding certain debt facilities, and is secured over Company assets, as more fully detailed in the Purchase Agreement and Note. Further, the purchase agreement provided that Lind will also receive a common shares purchase warrant to purchase up to 2,142,857 shares of the Company’s Common Shares (“Lind Warrant”). The Lind Warrant may be exercisable with cash payment for 60 months with an exercise price of $4.00 per Common Share (as later adjusted) and may be exercised on a cashless basis in the event that a registration statement covering the underlying Common Shares is not deemed effective. Both the Lind Note and the Lind Warrant contain certain anti-dilution protection in certain circumstances. The Company’s registration statement covering the Common Shares underlying the Note and Warrant was declared effective on December 3, 2021.

Effective on October 29, 2021, the Board appointed Lourdes Felix as a director of the Board to fill the vacancy created by the resignation of Ms. Ingargiola. Ms. Felix will serve as a director until the Company’s next annual general meeting of shareholders and until her successor shall have been elected and qualified, subject to her earlier death, resignation, retirement, disqualification or removal. Ms. Felix was also appointed to serve as a member of the Company’s Audit Committee and Nominating and Corporate Governance Committee.

On November 15, 2021, Siyata announced the closing of a previously announced funding agreement for gross proceeds of $6,000,000 by Lind Global Partners II, LP, an investment fund managed by The Lind Partners. The proceeds were used to repay and terminate certain existing convertible notes.

On January 11, 2022, the Company closed its underwritten public offering of 8,695,652 Common Shares (or pre-funded warrants to purchase Common Shares in lieu thereof) and accompanying Warrants to purchase up to 8,695,652 Common Shares resulting in gross proceeds of approximately $20,000,000 and net proceeds of $18,358,028.

Our auditor has included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2021, expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

The corporate office of the Company is located at 885 West Georgia Suite 2200, Vancouver, British Columbia V6C-3E8 and our warehouse and Canadian sales headquarters is located at 1001 Lenoir Street, Suite A-414, Montreal, QC H4C 2Z6. Our agent for U.S. federal securities law purposes is c/o Puglisi & Associates, 850 Library Ave., Suite 204, Newark, DE 19711.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

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

●	Cost . These LMR devices are typically expensive and generally consisting of older and outdated technology (which may also cause its users to incur additional costs).

●
Range of Communication
. LMR devices are also limited in their range of communication, as local radio bandwidth is limited. As a result, most devices are restricted to communications in one metro area with limited connectivity with neighboring areas, agencies or companies, thereby hindering headquarters’ ability to communicate with their vehicles. For instance, on occasion, vehicles communicating through LMR will often encounter a communication “dead zone”, thus hindering these vehicles’ ability to communicate during times of emergencies.

35

●
Limited Features
. LMR devices are usually single-purpose devices, allowing for communications through “push-to-talk,” or PTT, broadcasting with limited additional features. LMR devices are limited in their range of communication, as local radio bandwidth is limited. Most devices are restricted to communications in metro areas with limited connectivity with neighboring areas, agencies or companies, hindering headquarters’ ability to communicate with their vehicles. Occasionally, vehicles communicating through LMR will often encounter a communication “dead zone”, thus hindering these vehicles’ abilities to communicate during times of emergencies.

UV350 In-Vehicle Solution

The Uniden® UV350, or the UV350, is the world’s first and only smartphone with 4G LTE capabilities specifically designed for in-vehicle usage, optimizing mobile communications for on the road commercial fleet vehicles. Unlike existing LMR technology, that operates over radio signals, the UV350 operates over standard 4G LTE cellular networks. The UV350 received the United States Federal Communications Commission’s approval as a cellular device, Industry Canada’s certification (IC), certification of PCS Type Certification Review Board, or PTCRB, Google mobile services certification, and Conformité Européenne, or CE, and Emark certification. In addition to these approvals and certifications, the UV350 and has been certified or approved for manufacturing or sale by several North American wireless carriers, or our “channel partners”, including AT&T Communications Services International Inc., or AT&T, BCE Inc. or Bell Mobility, Rogers Communications Inc., MSIand Verizon Communications Inc. We believe that the UV350’s reputation and approvals from industry leaders represent a barrier to entry for potential direct competitive devices for in-vehicle devices for fleet communication in North America.

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

The UV350 contains several unique features, including:

●
Android Operating System Compatibility
. Android compatibility allows customers to download apps such as a PTT app and have it configured by the wireless carrier to ensure its workers can communicate one-to-one, or in a full group call. Because virtually any Android fleet application can be downloaded, this enables customers to eliminate redundant single-purpose hardware in their fleet vehicles.

●	Noise Cancelation . Superior loud and clear audio in noisy commercial vehicles. Our bundled kit includes a dedicated loud speaker and microphone for both phone calls and PTT calls.

●
Economic
. Far lower price to customers compared to using multiple single purpose devices which can cost thousands of dollars to purchase, and which can be time consuming to install and maintain. With our UV350, the commercial vehicle only needs one sim card with a voice and data plan as opposed to using multiple devices with multiple sims and plans.

●
Safety
. With its large display, a dedicated palm mic and one-touch buttons for key driver tasks, we believe the UV350 is safe for drivers, allowing them to keep their eyes on the road and hands on the wheel.

●	Wi-Fi Hotspot . Customers can connect up to five devices to the UV350 via Wi-Fi, giving the customers added connectivity options.

●
Always Powered
. The UV350 is powered by the vehicle’s battery so it automatically powers on when the vehicle is started up, and it defaults to turn off automatically when the vehicle is turned off. This default setting can be changed for customers who need the device to stay on after the vehicle is shut off. The device is designed to operate properly in any extreme temperature situation.

●	4G LTE . The UV350 works on the multiple wireless carrier networks which provide the best nation-wide coverage options for customers and is compatible with high speed 4G LTE data networks.

●
Accessories
. In addition to the UV350 standard bundle kit which includes everything that customers need to get started, we also offer optional PTT accessories such as a Wired Palm Mic which most PTT customers prefer. For customers whose fleet vehicles travel into areas with limited cellular reception, we offer an outdoor, roof mounted antenna as well as an optional in-line cellular booster to amplify the cellular signal so that fleet vehicles can maintain connection when they are further away from cellular tower sites.

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

●	Tough & Rugged . Our rugged devices meet the industry standards for ruggedness and water resistance.

●	Large PTT Button . With a large dedicated PTT Button, we believe that access to our PTT feature is simplified, as opposed to having to hold down a virtual button on the screen.

●	Loud and Clear . Its powerful speakers ensure loud, clear audio sound quality.

●	Large Battery . Long lasting battery to keep working for several days, in most customer use cases. The battery can be easily and quickly replaced on short notice.

●	SOS Button . Workers can alert supervisors of emergency situations that occur on the job.

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

Our fourth indirect competition is that MSI recently announced the TLK 150 In-Vehicle device which is a Push to Talk over Cellular device, compatible only with its s Wave PTT application and as it is not a smartphone based device it does not feature any downloadable apps (fleet management, GPS tracking, live video feed, etc.) nor the ability to make a phone call over the wireless network.

MSI sells the TLK 150 In-Vehicle devices directly to customers and through its dealer channel, but not through wireless carriers.

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

C.	Organizational Structure

Our subsidiaries as of December 31, 2021 are as follows:

Name of Subsidiary	Principal Activities	Place of Incorporation	Ownership
Queensgate Resources Corp.		British Columbia, Canada	100%
Queensgate Resources US Corp.		Nevada, USA	100%
Siyata Mobile (Canada) Inc.		British Columbia, Canada	100%
Siyata Mobile Israel Ltd.		Israel	100%
Signifi Mobile Inc.		Quebec, Canada	100%
ClearRF Nevada Ltd.		Nevada, USA	100%

D.	Property, Plant and Equipment

Our warehouse and Canadian sales headquarters are located at 1001 Lenoir Street, Suite A-414, Montreal, QC H4C 2Z6, with approximately 4,472 square feet of space. We entered into a lease agreement for its property for a five-year term, beginning on July 1, 2020, and expiring on May 31, 2024. Under this Lease, we pay net rent of $12.00 per square foot per annum, approximately $53,664 annum, payable in monthly equal installments. Additional warehouse space was leased at 250 Ford Boulevard, town of Chateauguay, Quebec, J6J-4Z2 with approximately 2,837 square feet of space. We entered into a lease agreement for its property for a 26 month term, beginning on April 1, 2022 and expiring on May 31, 2024. Under this Lease, we pay net rent of $11.50 per square foot per annum, approximately $32,625 annum, payable in monthly equal installments.

We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular-based communications solutions over advanced 4G/LTE mobile networks under the Uniden® Cellular and Siyata brands to global first responders and enterprise customers. Siyata’s three complementary product categories include in-vehicle communications solutions and rugged handheld mobile devices for first responders, enterprise customers, commercial fleet vehicles and industrial workers, and cellular amplifiers to boost the cellular signal inside homes, buildings and vehicles.

On September 25, 2020 the Company listed on the NASDAQ CAPITAL MARKETS (“NASDAQ”) under the symbol SYTA for its common shares, and the Company’s warrants issued on September 29, 2020 at $6.85 USD are traded under the symbol SYTAW, and expire in 5 years from the date of issue.

The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

Products

T
he Company develops, manufactures, markets, and sells
a portfolio of
 rugged handheld Push to Talk smartphone devices. These rugged B2B environments are focused toward enterprise customers, first responders, construction workers, security guards, government agencies and mobile workers in multiple industries.

In Q3 2021, Siyata unveiled its next generation rugged device, the SD7. The SD7 is Siyata’s first mission critical push-to-talk device (MCPTT) and is also the first rugged handset that Siyata launched in North America, in the fourth quarter of 2021, and is expected to launch this device in Europe in 2022. With this device, Siyata expects to increase its MCPTT market share not only in the first responder market, but also in the utilities, transportation and waste management markets.

In Q4 2021, Siyata launched its VK7 (Vehicle Kit 7), a new and unique vehicle kit accessory that provides an in-vehicle solution designed specifically for use with the Company’s SD7 device.
Using the SD7, primarily first responders (police, fire, ambulance) – which number over two million in the U.S. alone, as well as secondary support personnel – can quickly connect and coordinate on unified public cellular networks in North America and other international markets.

The SD7 offers the benefits of Push-To-Talk over Cellular without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (LMR).  Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform.  Siyata’s innovative product line, including the SD7, is helping to service the generational shift from LMR to PoC.  According to VDC Research, the LMR market is growing at 5.9% compound annual growth rate, while the PoC market is growing at 13.6% CAGR and annual PoC shipments are expected to grow 40% from 1.9 million in 2018 to 2.7 million in 2023.
[Source: VDC Research; American Security Council Foundation; Statistics Canada; Bureau of Transportation Statistics; Industry Research]

Our second product category is the Uniden® UV350 4G/LTE, a purpose built in-Vehicle communication device designed specifically for professional vehicles such as trucks, vans, buses, emergency service vehicles and other enterprise vehicles. This platform is designed to facilitate replacement of the current in-vehicle, multi-device status quo with a single device that incorporates voice, Push-to-Talk over Cellular (“PoC”), data, fleet management solutions and other Android based professional applications. The
UV350 also supports Band 14 for the First Responder Network Authority, or the FirstNet Authority, compatibility which is the U.S. First Responders 4G/LTE network with push-to-talk-over-cellular (PoC) capabilities that aims to replace aging two-way radio systems currently in use.

Cellular boosters are our third product category with approximately 30 million of these devices sold globally every year. Siyata manufactures and sells Uniden®cellular boosters and accessories for enterprise, first responder and consumer customers with a focus on the North America markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles; but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download scripts; for remote workers who require strong clear cellular signals; and for first responders where connectivity literally means the difference between life and death - just to name a few examples. The vehicle vertical in this portfolio complements Siyata’s in-vehicle and rugged handheld smartphones as these sales can be bundled through the Company’s existing sales channels.

Cellular boosters are our third product category with approximately 30 million of these devices sold globally every year. Siyata manufactures and sells Uniden®cellular boosters and accessories for enterprise, first responder, and consumer customers with a focus on the North American markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles; but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download scripts; for remote workers who require strong clear cellular signals; and for first responders where connectivity literally means the difference between life and death - just to name a few examples. The vehicle vertical in this portfolio complements Siyata’s in-vehicle and rugged handheld smartphones as these sales can be bundled through the Company’s existing sales channels.

Customers and Channels

Siyata launched its 4G/LTE UV350 commercial vehicle smartphone device at Bell Mobility in late Q4 2018, at AT&T as well as at its first responder cellular network First Responder Network Authority (FirstNet) in late Q2 2019, with Rogers Wireless and Verizon Wireless in Q4 2019, and Telstra in Q4 2021. These are major milestones for the Company following Siyata’s seven years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (PTT) solutions and intensive carrier certifications.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets.

The North American Tier 1 cellular carriers that Siyata is working with have large scale distribution and sales channels. With an estimated 25 million commercial vehicles including 7.0 million first responder vehicles. The Company sees the North American market as its largest opportunity with a total addressable market over $19 billion. These Tier 1 cellular carriers have a keen interest in launching the UV350 as it allows for new SIM card activations in commercial vehicles and increased ARPU from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle IoT smartphone.

In addition, our rugged handsets will ultimately be targeted to approximately 47 million enterprise task and public sector workers across North America including construction, transport & logistics, manufacturing, energy & utility, public safety and federal government.

Significant Highlights

The following highlights and developments for the year ended December 31, 2021, and to the date of this Annual Report:

On March 31, 2021, Siyata closed its previously announced acquisition, through a wholly-owned subsidiary, of all the issued and outstanding shares of ClearRF, LLC, for a total purchase price of $700,000 USD with a combination of cash and shares.

On August 5, 2021, Siyata unveiled its new MCPTT (Mission Critical Push-To-Talk) device, the SD7, at APCO (Association of Public Safety Communications Officials). The SD7 is an easy-to-use, PTT (Push-To-Talk)-only, ruggedized device that is LTE, Wi-Fi, and Bluetooth-enabled and uses the Android operating system.  Its IP67 rating, resistance to water and dust, drop protection, and robust battery makes it well suited for use in harsh environments.

On August 26, 2021, Siyata announced it signed a reseller agreement with Silk Worldwide Inc. (“Silk”), parent company to SignalBoosters.com, to distribute its line of Uniden® cellular signal boosters. Silk, a leading online distributor and turn-key integrator of cellular boosters in North America, will resell the Company’s booster products on its SignalBoosters.com site and on the Amazon and Walmart marketplaces.

On September 21, 2021, Siyata announced a new partnership with Esper, the leader in DevOps (“Development Operations”) for devices, that combines Siyata’s rugged Mission Critical Push-to-Talk (MCPTT) SD7 handsets with Esper’s full-stack solution of Android Enterprise Mobility Management (EMM) software. Siyata will embed Esper’s software into SD7 handsets running a custom version of the Android operating system. The combined offering unlocks new functionality that was not previously possible, including streamlined device onboarding and provisioning, as well as device customization while in the field.

On October 13, 2021, Siyata announced it has received approval from Telstra, Australia’s leading cellular carrier, for the Company’s flagship UV350 device.

On November 15, 2021, Siyata announced the closing of a previously announced funding agreement for gross proceeds of $6,000,000 USD by Lind Global Partners II, LP, an investment fund managed by The Lind Partners. The proceeds were used to repay and terminate certain existing convertible notes.

On November 29, 2021, Siyata announced the launch of the VK7 (Vehicle Kit 7), a new and unique vehicle kit accessory that provides an in-vehicle solution designed specifically for use with the Company’s SD7 device, a ruggedized, mission-critical Push to Talk (MCPTT) handset.

On December 2, 2021, Siyata announces its has received initial orders for SD7 ruggedized devices from customers in the U.S. and in EMEA (Europe, the Middle East, and Africa) with a total value of $550,000 USD.

Outlook

Siyata has laid the foundation for greater distribution with expanded partnerships, key new sale hires, and expanded product offerings into North America. The pandemic caused by COVID-19 slowed the company’s growth plans for 2021, however business has resumed in all three product categories. Management is hopeful that this momentum will continue, in particular, as it leverages its key sales channels, and with its expanded and refreshed product offerings.

Uniden® UV350 |
Many large-scale programs were delayed due to the pandemic, therefore creating pent-up demand for this disruptive solution. Active engagements including many customer trials have resumed in 2022 which should translate into robust growth in this product line.

Rugged Handsets |
Siyata’s rugged handsets are targeted to the approximately 47 million enterprise task and public sector workers across North America including construction, transport & logistics, manufacturing, energy & utility, public safety, and federal government. To date, Siyata has sold its rugged handsets only in international markets. Siyata expanded its footprint in this product category with the launch of the SD7 device, in Q4 2021 in North America and is expected to launch this device in Europe in 2022. The SD7 is a next-generation device and Siyata’s first mission-critical push-to-talk (MCPTT) handset.

Cellular Boosters |
The pandemic has helped fuel strong demand for Siyata’s boosters in 2020 and 2021. We believe this momentum will accelerate in 2022 with programs with existing customers and expanding opportunities in new verticals.

Subsequent Events

On January 11, 2022, Siyata announced the closing of its previously announced underwritten public offering of 7,215,652 common shares and 1,480,000 pre-funded warrants, to purchase common shares in lieu thereof, and accompanying warrants to purchase up to 8,695,652 common shares. Each common share was sold together with one common warrant at a combined effective offering price of $2.30 USD. Each pre-funded warrant was sold together with one common warrant at a combined effective offering price of $2.29 with an exercise price of $0.01 per pre-funded warrant. The common warrants were immediately exercisable at a price of $2.30 USD per common share and will expire five years from the date of issuance. The common shares (or pre-funded warrants in lieu thereof) and the accompanying common warrants were only able to be purchased together in the offering but were issued separately and were immediately separable upon issuance.

On January 18, 2022, Siyata announced it entered into a new distribution agreement with U.S.-based TESSCO Technologies Incorporated, a leading value-added distributor of wireless communications products for network infrastructure, site support, and fixed and mobile broadband networks.

On February 2, 2022, Siyata announced that Goosetown Communications, a division of Goosetown Enterprises, Inc., will introduce the Siyata SD7 device with its Push-to-Talk over Cellular (PoC) service TeamConnect®.

Summary Of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters.

	Quarter Ended
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Income/(loss)	$(4,979,661)	$(5,667,937)	$(10,862,538)	$(2,115,406)	$(9,911,960)	$(1,881,981)	$(627,004)	$(1,170,172)
Comprehensive income/(loss) for the period	$(4,833,795)	$(5,677,274)	$(10,927,718)	$(2,047,991)	$(9,247,116)	$(1,870,348)	$(1,016,568)	$(1,454,198)
Loss per share	$(0.99)	$(1.18)	$(2.26)	$(0.45)	$(3.08)	$(1.92)	$(0.73)	$(1.35)

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021

The following is an analysis of the Company’s operating results for the year ended December 31, 2021, and includes a comparison against the year ended December 31, 2020.

Operations:

Revenues
for the year ended December 31, 2021, were $7,545,488 compared to $5,989,772 for the year ended December 31, 2020. This positive variance of $1,555,716 (26.0%) is due mainly to the increase in sales in the EMEA by $1,625,000 offset by the decrease in the sales to Australia year over by $94,000. On a product-by-product comparison, booster sales increased year-over-year by $1,569,000 (59% year over year increase) due to booster sales in the United States, specifically in the industrial marketplace, and by $14,000 due to a decrease in worldwide sales of rugged handsets and in-vehicle solutions.

Cost of sales
for the year ended December 31, 2021, was $5,667,317 compared to $4,409,655 in 2020. The gross margin dollars for the year ended December 31, 2021 and 2020 was $1,868,171 (24.8% of sales) and $1,580,117 (26.4% of sales) respectively, a positive variance in gross margin by $288,054 (1.6% decrease in gross margin percentage). This relates to the sale of sale of rugged and in-vehicle cellular devices at lower margins compared to the sale of industrial boosters in the USA marketplace at slightly higher margins.

Amortization and depreciation
costs
for the year ended December 31, 2021, and 2020 were $1,008,321 and $1,280,182, respectively, a positive variance of $271,801. This positive variance is due to the intangible impairments in 2021 that have reduced the intangible asset cost base eligible for amortization in the year. As well there are two products that are the majority of the intangible assets that are still under development and so no amortization was taken on these products in the year.

Development expenses
for the year ended December 31, 2021, and 2020 were $846,242 and $560,236, respectively. This negative variance is due to both the development costs incurred on the company’s rugged device development program that did not meet the criteria for capitalization.

Selling and marketing
costs for the year ended December 31, 2021, and 2020, were $4,504,992 and $3,691,844, respectively. This negative variance of $813,148 is due mainly to the increase in our U.S. sales team headcount of $736,618 an increase in promotional costs of $162,359 and a $85,829 decrease in travel expenses.

General and administrative
costs
for the year ended December 31, 2021, and 2020 were $4,932,450 and $2,857,550, respectively. This negative variance of $2,074,900 relates mainly to the increase in insurance of $581,000 and all costs related to moving and renting temporary space for warehouses space in Israel for $175,000, both included in office and general expenses, the increase in internal compliance testing of $35,000 and an increase in infrastructure expenses of $74,277 relate to additional employees,  additional investor relations costs of $186,397 in 2021 due to engaging US investor relation firms for all of 2021 versus only for 3 months in 2020, the increase regulatory filing and communication costs of $130,510 to have the Company expand their investor broader base in the USA, an increase in professional fees of $769,328, related to both the increase in fees for U.S. securities attorney, the additional costs for the annual PCAOB audit, the additional cost of a VP Corporate Development, the increase of $42,636 in travel costs, offset by, a decrease in consulting and director’s fees of $233,821 and,  the decrease in management fees from $98,745 to $nil due to the decrease in office sharing arrangement at one of our offices.

Inventory Impairment
costs for the year ended December 31, 2021, of $3,087,999 versus $1,571,649 in 2021, a negative variance of $1,516,350 relates to a provision for slow-moving merchandise specifically $2,497,991 of truckfone devices and specific usage cellular boosters for $590,008.

Bad debts
for the year ended December 31, 2021, of $930,971 versus $1,530,667 in 2020, a positive variance of $599,696. Bad debts in the year in the amount of $620,785 is due to a customer with an old receivable balance from the prior year, that in lieu of payment of the balance due, returned impaired inventory creating this bad debt. The balance of the bad debt relates to taking 100% provisions on prior year’s receivables that already had partial allowances.

Intangible Impairment
for the year ended December 31, 2021, of $4,739,286 versus $293,000 in 2020, relates to the impairment of the remaining unamortized intangible cost of $4,739,286 related to rugged devices that the discounted future cash flows was below the carrying costs resulting in impairment.

Goodwill Impairment
for the year ended December 31, 2021, of $852,037 versus $Nil in 2020, relates to the goodwill on Signifi Mobile Inc. for $801,780 plus impairing the goodwill on the Clear RF acquisition in the amount of $50,257 The impairment of goodwill resulted from recurring losses in Signifi Mobile Inc.

Share-based
compensation costs for the year ended December 31, 2021, was $1,338,931 versus $517,678 in 2020, a negative variance of $821,253. The increase in share-based compensation relates to the valuation of stock options vested during the period due to the issuance of 376,500 stock options to employees, management and directors in November 2020 which was only amortized for 2 months in 2020 and 10 months in 2021.

Finance expenses
for the year ended December 31, 2021, was $1,984,040 compared to an expense of $1,744,273 in 2020, a negative variance of $239,767. This variance consists of the increase in accretive interest on the 12% $5.6MM debenture as the interest expense increases closer to maturity, in the amount of $149,374, the reduction in the loan interest earned from director by $17,000 due to its repayment in May 2021, and a $51,523 negative variance in other interest and bank charges.

Foreign exchange loss (income)
for the year ended December 31, 2021, was $108,632 compared to income of ($290,401) in 2020, a negative variance of $399,033. This variance resulted from foreign currency fluctuations in the period.

Transaction costs
for the year ended December 31, 2021, of $1,254,642 versus $1,414,616 in 2020, a positive variance of $159,974.  In 2021, transaction costs for the Clear RF acquisition were $79,069 and were not capitalized since the acquisition was treated as a business combination using the acquisition method of accounting. The costs included are legal fees, due diligence fees, and other professional fees. The costs to obtain the convertible debenture in 2021 of $1,175,573 include finders’ fees, loan processing fees, legal, registration, and accounting fees.

Change in fair value of the convertible promissory note
for the year ended December 31, 2021, in the amount of $295,492, Nil in 2020 relates to the change in fair value that is recorded as profit in loss between the time that this financial liability derivative arose on November 6, 2021, and the year-end date.

Change in fair value of the warrant liability
for the year ended December 31, 2021, in the amount of a gain of $390,322, Nil in 2020 relates to the change in fair value that is recorded as profit in loss between the time that this financial liability derivative arose on November 6, 2021, and the year-end date, adjusted for the exercise of 250,000 warrants for total proceeds of $1,000,000 as outlined in Note17.

Net loss for the year

The Company experienced a net loss for the year ended December 31, 2021, of ($23,625,542) as compared to net loss of ($13,591,117) in the prior year, a negative variance of ($10,034,425). This negative variance was due mainly to, increases in intangible impairment of $4,466,286, inventory impairment of $1,516,350, impairment of goodwill in the amount of $852,037, increase in development expenses by $286,006, increase in share-based payments of $821,253, increase in selling expenses of $813,148, increase in G&A expenses of $2,074,900, increase in foreign exchange of $399,033, increase in finance expenses of $239,767, and offset by a decrease in amortization of $271,801, gross margin increase by $288,054, decrease in transactions costs of $159,974 and decrease in bad debts of $599,696.

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the year ended December 31, 2021, of ($23,486,778) as compared to a comprehensive loss of ($13,588,230) for in the prior year, representing a negative variance of $9,898,548.

Adjusted EBITDA

For the year ended December 31, 2021, the adjusted EBITDA is negative ($12,434,483) versus negative ($8,631,829) in the prior year, a negative variance of $3,802,654. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense.

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED DECEMBER 31, 2021

The following is an analysis of the Company’s operating results for the three-month period ended December 31, 2021, and includes a comparison against the three months ended December 31, 2020.

Operations:

Revenues
for the three months ended December 31, 2021, and 2020 were $1,937,659 and negative $686,989, respectively. This positive variance of $2,624,648 (+382%) is due mainly to the increase in sales in EMEA, as in Q4 2020, the sales were negative due a customer return accommodation which did not recur in 2021.

Cost of sales
for the three months ended December 31, 2021, and 2020 was $1,772,773 and negative $98,006 respectively. The gross margin dollars for the three months ended 2021 and 2020 was $164,886 (8.5% of sales) and negative $588,983 (-86% of sales), respectively, a positive variance in gross margin dollars of $753,869. This variance relates to prior years’ negative gross margin due to the return of merchandise from a customer.

Amortization and depreciation
costs for the three months ended December 31, 2021, and 2020 was $222,666 and $309,432, respectively, a positive variance of $86,766. This positive variance is due to the intangible impairment in 2021 that has reduced the intangible asset cost base eligible for amortization in the period.

Development expenses
for the three months ended December 31, 2021, and 2020 were $27,727 and $560,236, respectively. This positive variance is due to management’s decision to expense in prior periods in 2021, development expenses that did not meet the criteria for capitalization and the majority of costs had been incurred for these rugged devices.

Selling and marketing
costs for the three months ended December 31, 2021, and 2020 was $1,047,617 and $1,117,267 respectively. This positive variance of $$69,650 is due mainly to the slight reduction in our U.S. sales team headcount in the quarter by $287,770 offset by the increase in marketing and promotion of $179,352 related to the NASDAQ listing of our stock.

General and administrative costs
for the three months ended December 31, 2021, and 2020 of $1,674,593 and $1,375,995 respectively. This negative variance of $298,598 relates mainly to the increase in the office and general expenses of $233,001 related to the moving costs of one of the offices in Q4 2021 in the amount of $160,000 plus the increase in insurance costs, and regulatory filing fees of $85,822 related to uplisting, an increase in professional fees of $361,909 related to both the increase in fees for U.S. securities attorney related to preparing F-1 documentation in anticipation of a capital raise as well as for the convertible debenture financing, the additional costs for the annual PCAOB audit, the additional cost of a VP Corporate Development included in salaries and the increase in G&A salaries in the period of $17,824, offset by the decrease in shareholders’ relations costs in the amount of $116,579 due to the cost normalization in 2021, versus the additional costs related to a new company on the NASDAQ with investor relations firms and research analysts and marketing teams on both sides of the border in the prior year, a decrease in consulting and director’s fees of $283,065 relates to the director’s fee alignment with NASDAQ companies.

Inventory Impairment
costs for the three months ended December 31, 2021, and 2020 was negative $301,532 in 2021 vs $1,571,649 in Q4 2020. In 2021, due to a large return from a customer, the accounting treatment was to increase the bad debt by valuing the returned inventory at its impaired value, thereby resulting in a bad debt on the difference between the amount due and the consideration given. In Q4 2020, the company took its annual impairment of rugged devices vs in 2021, the impairments were taken largely each quarter.

Bad debts
for the three months ended December 31, 2021, and 2020 of $382,568 versus $1,530,667 in the prior-year period, a positive variance of $1,148,099 due to the analysis of the bad debts was a detailed amount of the annual activity in the full year 2020, whereas in 2021, larger bad debts were claimed each quarter, significantly reducing the year-end impact on the financials.

Intangible Impairment
for the three months ended December 31, 2021, and 2020 of $416,487 and $293,000, respectively. The negative variance of $123,487 related to managements’ additional write offs based on the valuator impairment report on intangibles, including the write off in Q4 2021 of the supplier relationship on the acquisition of ClearRF.

Goodwill Impairment
for the three months ended December 31, 2021, and 2020 of $32,583 and $Nil, respectively. The increase relates to the write off of the goodwill acquired on the acquisition of ClearRF.

Share-based compensation
costs for the three months ended December 31, 2021, and 2020 was $153,726 and $315,102 respectively, a decrease of $161,376. The decrease in share-based compensation relates to the valuation of stock options vested during the period due to the issuance of a total of 376,500 stock options to employees, management and directors in Q4 2020.

Finance expenses
for the three months ended December 31, 2021, and 2020 was $507,705 and $347,474, respectively, a negative variance of $160,231. This variance consists mainly of the increase in accretive interest on the 12% $5.6MM debenture as the amount of interest increases closer to maturity.

Foreign exchange loss (income)
for the three months ended December 31, 2021, and 2020 was income of ($100,336) and an expense of $487,539, respectively. This positive variance of $587,875 resulted from foreign currency fluctuations in the period.

Transaction costs
for the three months ended December 31, 2021, and 2020 is $1,175,573 and $1,414,616 respectively, a positive variance of $239,043.  In Q4 2021, transaction costs related to the finder’s fees, loan processing fees, legal, due diligence, and other professional fees were incurred or the convertible debenture issued November 3, 2021.  Prior years’ fees were incurred for the allocation of costs between the IPO and the costs incurred which should not be capitalized such as professional and regulatory fees not directly related to the IPO and so did not meet the criteria as share issuance costs.

Change in fair value of the convertible promissory note
for the
three months ended December 31, 2021, and 2020 is, in the amount of $295,492 and Nil, respectively. This change in fair value relates to the change in fair value that is recorded as profit in loss between the time that this financial liability derivative arose on November 6, 2021, and the year-end date.

Change in fair value of the warrant liability
for the
three months ended December 31, 2021, and 2020 is a gain of $390,322 and Nil, respectively. This gain relates to the change in fair value that is recorded as profit in loss between the time that this financial liability derivative arose on November 6, 2021, and the year-end date, adjusted for the exercise of 250,000 warrants for total proceeds of $1,000,000 as outlined in Note18.

Net loss for the year

The Company experienced a net loss for the three months ended December 31, 2021, and 2020 of ($4,979,661) and ($9,911,960), respectively, a positive variance of ($4,
932,299
). This positive variance was due mainly to an increase in gross profit of $753,869, decrease in amortization of $86,766, decrease in development expenses of $532,509, decrease in selling expenses of $69,650, decrease in inventory impairment by $1,873,181, decrease in bad debts of $1,148,099, decrease in share based payments of $161,376, decrease in foreign exchange by $587,875, decrease in transaction costs of $239,043, offset by negative variances in foreign exchange of $160,231, increase in G&A expenses of $298,598, increase in inventory impairment of $123,487, increase in goodwill impairment of $32,583 and an increase in finance expenses of $160,231.

Loss and comprehensive loss for the year

As a result of the activities discussed above, the Company experienced a comprehensive loss for the three months ended December 31, 2021, and 2020 of ($4,833,795) and ($9,247,116), respectively, representing a positive variance of $4,413,321.

Adjusted EBITDA

For the three months ended December 31, 2021, and 2020 the adjusted EBITDA is negative ($2,666,087) and negative ($6,744,797), respectively, a positive variance of $4,078,710. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense.

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED DECEMBER 31, 2020

The following is an analysis of the Company’s operating results for the three months ended December 31, 2020 and includes a comparison against the three months ended December 31, 2019.

Operations:

Revenues
for the three months ended December 31, 2020 was negative ($680,003) compared to $2,223,333 in the same period in the previous year. This negative variance of $2,903,336 is due to the variance in the revenues on sales to customers in Israel for Q4 2020 of negative $0.8MM as compared to $1.8MM in 2019, a negative variance of $2.6MM. This decline in revenues in Israel was due to the Company making accommodations to customers, that could not install the mobile units. The installation issue arose as a result of Covid-19 and government agency contract delays due to country’s fiscal budgets were not approved. In order to maintain these key customer relationships, the Company made the business decision to accept these returns. These returns from major Israeli customers (totalling $1.7MM). The balance of the variance relates to the reduction in sales in Q4 2020 of ruggedized devices in Canada of $0.6MM offset by an increase in the sale of booster systems of $0.3MM in the period.

Cost of sales
for the three months ended December 31, 2020 was negative $92,851 compared to a cost of goods sold expense of $1,767,453 for the same period in the previous year. The gross margin dollars for this period was negative $587,152 (86.3% of sales) compared to positive $455,880 (20.5% of sales in the same period in the previous year) a negative variance of $1,043,032. The decrease in gross margin dollars is mainly due to the large returns totalling $1.7MM in the quarter.

Amortization and depreciation
costs for the three months ended December 31, 2020 was $310,727 compared to $612,910 for the same period in the previous year.  The positive variance of $302,183 relates mainly due to decrease in intangible amortization of products that had been fully amortization in 2020 as they were at the end of their sales cycle and the UR5 product was not amortized as the development costs were not completed.

Development expenses
for the quarter ended December 31, 2020 were $560,236 compared to $757,404 for the quarter ended December 31, 2019, a negative variance of $197,168. This expense is for development expenses that did not meet the criteria for capitalization related to the UR5 rugged phone.

Selling and marketing
costs for the three months ended December 31, 2020 were $1,123,297 compared to $572,842 for the same period in the previous year. This negative variance of $550,455 is due mainly to the requirement to include certain share issuance expenses as marketing costs in Q4 2020 of $0.2MM, as well as the increase of 4 additional sales people in the North American market an additional $0.3MM.

General and administrative
costs for the three months ended December 31, 2020 of $1,377,485 compared to $1,060,568 for the same period in the previous year. This negative variance of $316,917 relates mainly to the increase in consulting fees and professional fees required for the company to raise capital for both the private placement and the IPO as well as additional costs related to engaging US IR firms, additional insurance premiums for liability insurance offset by the decrease in travel and management fees.

Bad debts
for the three months ended December 31, 2020, was $1,530,667 compared to zero in the previous year. The bad debt provision taken in Q4 2020 is a result of the Company’s policy to take a bad debt provision on any customer that has overdue receivables. Due to Covid-19 global impact and government tender delays in the EMEA, the Company provided extended payment terms to key customers which was expected to allow sufficient lead time for collections of these receivables which did not materialize. Therefore, the corresponding provision for bad debts of $775,092 was provided for Israeli accounts and $755,575 for North America customers.

Inventory impairment
for the three months ended December 31, 2020 was $1,571,649 compared to $212,000 in Q4 2019, a negative variance of $1,359,649. The Q4 2020 inventory impairment results from, (i) an impairment of $530,000 on the aging of the inventory returns from key customers resulting in excess inventory of like items in Q4 2020, as discussed in the revenues section above, (ii) an impairment of $725,806 for finished goods merchandise on the excess of inventory resulting from the returns of the same product, and (iii) an impairment totalling $316,000 on spare parts obsolescence.

Impairment
of intangible assets
for the quarter ended December 31, 2020 was $293,000 compared to $111,521 in 2019, a negative variance of $181,479. These impairments in 2020 were for the write-off of the remaining balance of intangibles that had been capitalized for both a vehicle phone, specifically for the EMEA market, that is near the end of its sales cycle in the amount of $184,000, and $109,869 for a rugged hand-held device for the EMEA market that is near the end of its sales cycle. In Q4 2019 the $111,521 impairment related to the reduction in future value of the E-Wave exclusive supplier and sales agreement.
The Company engaged a professional evaluator which supported management’s impairment conclusions.

Share-based payments
for the three months ended December 31, 2020 was $315,249 compared to $141,595 in 2019, a negative variance of $173,654. This variance relates to the valuation of stock options vested during the period and the issuance of new stock options in the quarter.

Finance expenses
for the three months ended December 31, 2020 was $347,907 compared to an expense of $385,063 in 2019, a positive variance of $37,156. This small variance consists mainly of the reduction in interest expense as a result of the IPO raise.

Foreign exchange loss (income)
for the three months ended December 31, 2020 of $506,269 compared to an income of $147,118 for the same period in the previous year for a negative variance of $653,387. This variance resulted from foreign currency fluctuations in the period as the Canadian dollar strengthened compared to the USD by 4.4% in Q4 2020 versus only 1% in Q4 2019.

Transaction costs
for the three months ended December 31, 2020 of $1,414,616 compared to an expense of $0 for the year ended December 31, 2019, for a negative variance of $1,414,616. This variance resulted from the portion of expense related to the uplisting to NASDAQ that could not be capitalized including legal fees of $358,000, accounting fees of $38,000, consulting fees of $692,000, filing fees of $179,000 and marketing expenses of $147,000.

Net loss for the period

The Company experienced a net loss for the three-month period ended December 31, 2020 of ($9,938,254) as compared to net loss of ($3,250,906) in 2019, a negative variance of $6,687,348. This negative variance is due mainly to negative variances in gross margin of $1,043,032, selling expenses of $550,455, G&A of $316,917, bad debts of $1,530,667, inventory impairment of $1,359,649, impairment in value of intangible assets of $181,479, share based compensation of $173,654, foreign exchange of $653,387, transaction costs for the IPO of $1,414,616, and offset by the decrease in amortization of $302,183, development expenses of $197,168 and finance expenses of $37,156.

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the three months ended December 31, 2020 of ($9,628,892) as compared to a comprehensive loss of ($3,269,813) for the same period in the previous year representing a negative variance of ($6,359,079).

Adjusted EBITDA

For the three months ended December 31, 2020, the adjusted EBITDA is negative ($5,535,068) versus negative ($2,288,528) in the same period in 2019, a negative variance of ($3,246,540.) Adjusted EBITDA is defined as the Net loss for the period excluding depreciation and amortization, share-based compensation expense, bad debt expense provision, and intangible asset impairment.

B.	Liquidity and Capital Resources

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has historically financed its operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at December 31, 2021 the Company had a cash balance $1,619,742 (Dec 31, 2020-$16,464,266 including restricted cash). The Company has an accumulated deficit of $62,519,412 (Dec 31, 2020-$38,893,870) and working capital of negative ($668,973) (December 31, 2020-positive $13,689,663).

Net cash flows related to operating activities used in the year ended December 31, 2021 and 2020 were negative ($12,568,633) and negative ($9,989,856), respectively. The increase in cash used of $2,578,777 was primarily due to the increase in the net loss by $10,034,425, increased by the decrease in amortization of $271,801, the decrease in bad debts of $323,898, increase in accretive interest of $241,666, the decrease due to the fair value change on derivatives of $95,831, decrease in foreign exchange of $138,691, and loss on debt conversion of $16,712, offset by the following non-cash expenses: increase in inventory impairment of $1,838,658, increase in intangible impairments of $4,322,799, increase in goodwill impairment of $819,454, and, increase of share-based payments of $821,253, decrease in interest income of $14,456 and as well as the increase in the non-cash working capital items by $471,875.

The non-cash working capital variances consisting of decrease in trade and other receivables of $2,961,240 decrease in prepaids of $1,090,866 an increase in advances to suppliers of $348,243, decrease in due from related party of $76,866, offset by an decrease in accounts payable and accrued liabilities of $1,531,295 and an increase in inventory before impairment of $2,474,045.

Net cash flows used in investing activities in the year ended December 31, 2021 and 2020 were negative ($3,116,207) and negative ($1,534,706), respectively, with a negative variance of $1,581.501. This variance relates primarily to an increase in additions to intangibles of $1,256,109 the acquisition of ClearRF of $122,015, the increase in equipment by $203,377. Net cash provided by financing activities in the year ended December 31, 2021 and 2020 was $1,005,942 and $25,348,649, respectively. This negative variance of $24,342,7070 is mainly due to the decrease in shares issued for cash in the year, net of share issuance costs, in the amount of $25,035,382, the negative variance on the repayment of the long term debt of $64,822, a decrease in the bank loan year over year for a negative variance of $816,102, offset by convertible debt issued net of repayments increased by $1,407,608, the exercise of warrants of $3,017,743 and the decrease in in payment on leases of $36,536.

The future success of the Company is dependent on the continued success of its vehicle mounted communications products, its mobile rugged phones and its booster products together with the ability to finance the necessary working capital, at agreeable terms, to support the growth of the business.

The Company’s consolidated unaudited interim audited financial statements have been prepared in accordance with IFRS under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation.  The consolidated audited financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

SHARE CAPITAL

(a)	Authorized Unlimited number of common shares without par value

Unlimited numb
e
r of preferred
shares without par value

                Issued and Outstanding:

As at December 31, 2021, the Company had 5,276,695 common shares issued and outstanding (2020-4,663,331). Subsequent to the year-end the Company issued 7,215,695 common shares and 1,480,000 pre-funded warrants (converted immediately thereafter into common shares), for gross proceeds of $20.0MM in conjunction with a public offering on January 11, 2022, as more fully described in Subsequent Events Note # 31(a) of these financial statements. As of the date of the filing of this Annual Report total outstanding common shares is 14,266,305.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Common share transactions

Transactions for the year ended December 31, 2021 are as follows:

(i)  During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,041 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

(ii)  The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

(iii)  As discussed in Note 4 -Acquisition of Clear Rf, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

(iv)  On July 21, 2021, the Company issued 5,000 common shares as part of the contractual obligations owed to one of its suppliers. This transaction was recorded to share capital in the amount of $36,050 (based on the market value on the date of issuance of $7.21 per share).

(v)   On October 28, 2021, received gross cash of $1,027,500 from the exercise of 150,000 warrants at $6.85, and on October 29, 2021, received gross cash of $380,202 from the exercise of 55,504 warrants at $6.85.

(vi)  On December 7, 2021, 250,000 warrants issued, as part of the $7.2MM convertible debentures, were exercised at $4.00 per share for gross proceeds of $1,000,000.

Stock Options:
The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with NASDAQ policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares on a fully diluted basis at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity at December 31, 2021 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2018	65,448	$49.00
Granted	17,655	59.01
Expired	(518)	65.57
Outstanding options, December 31, 2019	82,585	$52.34
Granted	279,190	6.47
Expired/Cancelled	(33,707)	39.79
Outstanding options, December 31, 2020	328,068	$13.99
Granted	100,500	11.50
Expired/Cancelled	(14,000)	16.38
Outstanding options, December 31, 2021	414,568	$13.88

Transactions from January 1, 2021 to December 31, 2021 are as follows:

During the year ended December 31, 2021 the Company recorded share-based payments expense of $1,338,931 in relation to options vesting.

On January 2, 2021, the Company issued 62,000 stock options to various employees at an exercise price of $11.50 of which 57,000 expire on January 2, 2026 and 5,000 expires on January 2, 2031.

On January 18, 2021, the Company issued 38,500 stock options to various employees and consultants at an exercise price of $11.50 expiring on January 2, 2026.

On August 31, 2021, one of the employees was no longer with the Company. The employee had initially received 4,000 out of the 38,500 stock options issued on January 18, 2021.  As a result of this employee’s departure, 2,500 of their unvested stock options were cancelled and the remaining 1,500 options expire one year from departure, August 31, 2022.

On October 29, 2021, one of the directors was no longer with the Company. The employee had initially received 20,000 out of the 38,500 stock options issued on January 18, 2021.  As a result of this director’s departure, 10,000 of their unvested stock options were cancelled and the remaining 10,000 options expire one year from departure, October 29, 2022.

In December 2021, 1,500 stock options expired at an average of $57.00 per share

In March 2022, the company approved the granting of 795,000 stock options and 3,075,000 restricted share units to employees, consultants, directors and management.

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
1-Jan-17	2,207	2,207	$40.00	1-Jan-22	0.01	*
11-Jan-17	2,483	2,483	41.00	11-Jan-22	0.03	*
4-Apr-17	6,897	6,897	63.00	4-Apr-22	0.26
24-Jul-17	690	690	79.00	18-Feb-22	0.13	*
24-Jul-17	7,929	7,929	79.00	24-Jul-22	0.56
24-Dec-18	12,896	12,896	57.00	24-Dec-23	1.98
24-Dec-18	1,724	1,724	57.00	18-Feb-22	0.13	*
15-Jan-19	828	828	57.00	15-Jan-24	2.04
21-Mar-19	12,345	12,345	63.00	21-Mar-24	2.22
1-Jan-20	2,069	1,380	57.00	1-Jan-24	2.00
15-Nov-20	95,000	59,375	6.00	15-Nov-30	8.88
15-Nov-20	161,500	100,938	6.00	15-Nov-25	3.88
15-Nov-20	20,000	20,000	6.00	18-Feb-22	0.13*
2-Jan-21	57,000	28,500	11.50	2-Jan-26	4.01
2-Jan-21	5,000	2,500	11.50	2-Jan-31	8.01
18-Jan-21	14,500	7,250	11.50	18-Jan-26	4.05
18-Jan-21	1,500	1,500	11.50	31-Aug-22	0.67
18-Jan-21	10,000	10,000	11.50	29-Oct-22	0.83
Total	414,568	279,442	$13.88		4.52

As of the date of the filing of this Annual Report, stock options outstanding and exercisable are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
4-Apr-17	6,897	6,897	63.00	4-Apr-22	0.02
24-Jul-17	7,929	7,929	79.00	24-Jul-22	0.32
24-Dec-18	12,896	12,896	57.00	24-Dec-23	1.73
15-Jan-19	828	828	57.00	15-Jan-24	1.79
21-Mar-19	12,345	12,345	63.00	21-Mar-24	1.98
1-Jan-20	2,069	1,380	57.00	1-Jan-24	1.75
15-Nov-20	95,000	59,375	6.00	15-Nov-30	8.63
15-Nov-20	161,500	100,938	6.00	15-Nov-25	3.63
2-Jan-21	57,000	28,500	11.50	2-Jan-26	3.76
2-Jan-21	5,000	2,500	11.50	2-Jan-31	7.76
18-Jan-21	14,500	7,250	11.50	18-Jan-26	3.8
18-Jan-21	1,500	1,500	11.50	31-Aug-22	0.42
18-Jan-21	10,000	10,000	11.50	29-Oct-22	0.58
18-Mar-22	795,000	66,250	1.03	18-Mar-25	2.97
Total	1,182,464	318,588	$5.24		4.16

As well, 3,075,000 restricted share units, (“RSU’s) have been granted:

2,385,000 RSU’s vest quarterly over 3 years with the first vesting of 198,750 RSU’s taking place on March 18, 2022;

690,000 RSU’s granted and vested on March 18, 2022.

Agent’s options
A summary of the Company’s agents’ options activity for the year ended December 31, 2021 is as follows:

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2018	8,050	$47.91
Granted	5,025	45.58
Exercised	(5,668)	43.71
Expired	(810)	53.00
Outstanding agent options, December 31, 2019	6,597	$52.68
Granted	445,926	7.36
Outstanding agent options, December 31, 2020	452,523	8.02
Expired	(6,597)	52.68
Outstanding agent options, December 31, 2021	445,926	$7.51

At December 31, 2021,
agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
28-Jul-20	1,702	1,702	$20.49	28-Jul-22	0.57
29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.75
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.75
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	2.50
Total	445,926	445,926	7.51		3.56

As of the date of the filing of this Annual Report, agent’s options outstanding and exercisable are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
28-Jul-20	1,702	1,702	$20.49	28-Jul-22	0.33
29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.50
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.50
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	2.25
11-Jan-22	434,783	0	$2.53	11-Jan-27	4.79
Total	880,709	445,926	$5.05		4.04

Share Purchase Warrants:

A summary of the Company’s warrant activity is as follows:

Transactions from January 1, 2021 until the date of the MD&A are as follows:
o	During the year, 68,647 share purchase warrants expired at an average price of $62.87.
o	In February 2021, 88,911 tradeable warrants were exercised at $6.85 for total proceeds of $609,040.
o	In October 2021, 205,504 tradeable warrants were exercised at $6.85 for total proceeds of $1,407,702.
o
On December 7, 2021, 250,000 warrants were exercised at $4.00 for total proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was also transferred to share capital.

o	See Note 15 of the financial statements for warrants issued in the debenture financing. These warrants have met the criteria of a liability instrument on these financial statements.

Share purchase warrant activity was as follows:

	Number of Warrants	Weighted average exercise price

Outstanding, December 31, 2018	149,674	$60.16
Granted	80,110	54.64
Exercised	(80,865)	54.64
Expired	(36,920)	73.22
Outstanding, December 31, 2019	111,999	$59.02
Granted	3,479,534	8.96
Outstanding, December 31, 2020	3,591,533	$10.55
Granted	2,142,857	4.00
Exercised	(544,415)	5.54
Expired	(68,647)	62.87
Outstanding, December 31, 2021	5,121,328	$7.64

At December 31, 2021, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
23-Dec-19	54,248	51.22	23-Dec-22
28-Jul-20	74,138	20.49	28-Jul-22
29-Sep-20	1,805,585	6.85	28-Sep-25
31-Dec-20	1,294,500	11.50	30-Jun-24
26-Oct-21	1,892,857	4.00	3-Nov-26
Total	5,121,328	$7.64

As of the date of the filing of this Annual Report, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
23-Dec-19	54,248	51.22	23-Dec-22
28-Jul-20	74,138	20.49	28-Jul-22
29-Sep-20	1,805,585	6.85	28-Sep-25
31-Dec-20	1,294,500	11.50	30-Jun-24
3-Nov-21	1,892,857	2.30	3-Nov-26
11-Jan-22	9,999,999	2.30	10-Jan-27
Total	15,121,327	$3.90

FINANCIAL INSTRUMENTS

Fair Value
.

The convertible promissory note is estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input).

Sensitivity Analysis:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Convertible Promissory Note	The fair value of the convertible promissory note has been calculated using a binomial lattice methodology
Key observable inputs
•

Share price (December 31, 2021: US $3.70)

•

Risk-free interest rate (December 31, 2021: 0.67%)

•

Dividend yield (December 31, 2021: 0%)
Key unobservable inputs
•

Instrument specific spread (December 31, 2021: 45%)

•

Credit spread (December 31, 2021: 9.76%)

The estimated fair value would increase (decrease) if:
•

The share price was higher (lower)

•

The risk-free interest rate was higher (lower)

•

The dividend yield was lower (higher)

•

The instrument specific spread was lower (higher)

•

The credit spread was lower (higher)

Convertible Promissory Note, December 31, 2021

	Comprehensive loss
	Increase	Decrease
Expected volatility (10% movement vs. the model input)	32,775	(96,413)
Credit spread (10% movement vs. the model input)	(265,377)	297,216
Instrument specific spread (10% movement vs. the model input)	(265,377)	297,216

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

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

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company's customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 24% of the Company's revenue for the year ended December 31, 2021 (2020 -14%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company's standard payment and delivery terms and conditions are offered. The Company's review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly.
Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As s result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $930,971 (2020-$1,530,667).

More than 50% of the Company's customers have been active with the Company for over four years, and the impairment of $930,971 (2020-$1,530,667) in impairment loss has been recognized against these customers.
In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company's wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2021	December 31, 2020
EMEA	$879	$1,246
Australia	119	-
North America	546	1,491
Total	$1,544	$2,737

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company's plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

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

The Company has a factoring agreement with external funding (Note 6).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days.  The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at December 31, 2021 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:

Current assets
Cash	1,004	484	132	1,620
Trade and other receivables	428	840	276	1,544
Advances to supplier	470	-	-	470
Long term receivable	-	168	-	168
Current liabilities
Bank loan	-	(27)	-	(27)
Accounts payable and accrued liabilities	(309)	(992)	(1,345)	(2,646)
Due to related party		-	-	0
Future purchase consideration	(350)	-	-	(350)
Convertible debentures	(3,343)	-	-	(3,343)
Warrant liability	(2,177)	-	-	(2,177)
Total	(4,277)	473	(937)	(4,741)
10% fluctuation in exchange rate	(428)	47	(94)	(474)

a)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is currently immaterial as the Company’s debt bears interest at fixed rates.

b)	Price Risk

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

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates:

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

•
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

•
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

•
Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

•
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

•
Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

•
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

•
Useful life of intangible assets – The Company estimates
the useful life used to amortize
intangible
assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

•
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

•
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

•
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

•
Functional currency - The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Israel which has the functional currency of the US dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

•	Going concern – As disclosed in Note 1 to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

None than specifically apply to the Company as evaluated by management.

RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,271,532	$1,179,762	$928,637
Share-based payments	235,737	261,794	656.895
Total	$1,507,269	$1,441,556	$1,585,532

Other related party transactions are as follows:

		(in thousands)
Type of Service	Nature of Relationship	2021	2020	2019

Selling and marketing expenses	VP Technology/VP Sales International	402	174	210
General and administrative expense	Companies controlled by the CEO, CFO and Directors	869	1,006	718
63

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

C.	Off-Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Additional Information

Additional information relating to the Company can be found on SEDAR at
www.sedar.com
.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Marc Seelenfreund	51	Chief Executive Officer
Gerald Bernstein	59	Chief Financial Officer
Glenn Kennedy	54	Vice President of Sales
Gidi Bracha	44	Vice President of Technology and Product Development
Luisa Ingargiola*	52	Director
Peter Goldstein	58	Director and Chairman of the Board of Directors
Michael Kron	58	Director
Steven Ospalak	53	Director
Lourdes Felix**	53	Director

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

Gidi Bracha

Gidi Bracha served as a VP of Technology since 2011 and has spearheaded the development of Siyata’s various cellular products. Mr. Bracha has over 15 years of technological experience in the telecommunications industry. Mr. Bracha has served in various key positions at Cellcom, Israel’s leading cellular provider, including Head of Car Mobility Products and as a Director of Type Approvals. Mr. Bracha has served as an engineer in the Anti-Aircraft division of the air force in the IDF. Mr. Bracha holds a bachelor’s degree in Engineering and Business Management from the University of Derby.

Luisa Ingargiola

Ms. Ingargiola resigned from the Board on October 29, 2021 Ms. Ingargiola has over 20 years of experience in finance, accounting and public markets. She currently serves as chief financial officer of Avalon Globocare, a position she assumed in 2017. Ms. Ingargiola also serves as a board member and audit chair of Electra Meccanica, AgEagle Aerial Systems, BioCorRx, Inc., Vision Marine Technologies Inc., and as a director of Progress Acquisition Corporation, a special purpose acquisition corporation (SPAC). She previously served as a board member and audit chair of Globe Photos, Inc. (2018-2019), FTE Networks Inc (2016-2019), CopSync (2016-2017), and as a director of The JBF Foundation Worldwide, a non for profit (2015-2017). From 2007 to 2018 she served as chief financial officer of MagneGas Corporation. Ms. Ingargiola has significant experience in public markets, financing transactions, compliance, corporate governance, internal controls and mergers and acquisitions. She received her undergraduate degree in Business Administration from Boston University Questrom School of Business and her master’s degree from University of S. Florida.

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

Lourdes Felix

Lourdes Felix is a corporate finance executive offering over fifteen years of combined experience in public accounting and in the private sector in building, leading, and advising corporations through complex restructurings. Ms. Felix has been instrumental in assisting in capital procurement and implementing an audit committee. She is thoroughly experienced in guiding troubled companies to greater efficiency and profitability. Ms. Felix has acquired expertise in securities laws and knowledge of SOX requirements. She has worked with private and public SEC reporting companies. Ms. Felix was previously the controller for a mid-size public accounting firm for over seven years and was responsible for the operations and financial management of regional offices. Her experience includes a wide variety of industries including advertising, marketing, non-profit organizations, medical practices, mortgage banking, manufacturing and SEC reporting companies. She has assisted companies with documented contributions leading to improved financial performance, heightened productivity, and enhanced internal controls. Ms. Felix has been a Director of BioCorRx Inc. since March 7, 2013. Ms. Felix was appointed Chief Executive Officer of BioCorRx on November 9, 2020 and became Chief Financial Officer of BioCorRx on October 1, 2012. Ms. Felix was President of BioCorRx from February 26, 2020 until she resigned upon her appointment as CEO on November 9, 2020. Ms. Felix is very active in the Hispanic community and speaks fluent Spanish. Ms. Felix holds a Bachelor of Science degree in Business Management and Accounting from University of Phoenix.

Board Diversity Matrix

Family Relationships

None of our directors or executive officers has a family relationship.

B.	Compensation

Executive Compensation

The following table sets forth certain information with respect to compensation, in US$, for the year ended December 31, 2021, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our executive officers.

USD	Salary	Bonus	Option Awards	Total
Gerald Bernstein	$249,750	$23,500	6,478	$279,728
Marc Seelenfreund (2)	334,610	0	168,149	503,029
Gidi Bracha	214,212	0	14,133	228,345
Glenn Kennedy (3)	120,000	17,500	46,707	184,207
Total	$918,572	$41,000	$235,737	$1,195,309

(1)
Represents the aggregate grant date fair value computed in accordance with IFRS 2 Share-based payments. The price for each amount is based on the closing price of the trading price of our shares on the TSXV on the date of grant.

(2)	Includes 5,000 options at $11.50 per share issued on January 2, 2021.
(3)	Includes 6,000 options at $11.50 per share issued on January 18, 2021.

2021 Outstanding Option Awards at Fiscal Year Ended

Name	Number of securities underlying unexercised options (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price $USD	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Marc Seelenfreund	8,138	0	62.55	3/21/2024	-	-	-	-
	95,000	47,500	6.00	11/15/2030	-	-	-	-
	5,000	3,125	11.50	01/02/2031	-	-	-	-
Gerald Bernstein	2,483	2,483	40.94	1/11/2022	-	-	-	-
	29,000	14,500	6.00	11/15/2025	-	-	-	-
	1,000	625	11.50	01/02/2026	-	-	-	-
Glenn Kennedy	2,207	0	40.38	1/22/2022		-	-	-
	4,000	2,000	6.00	11/15/2025		-	-	-
	6,000	3,750	11.50	02/17/2026	-	-	-	-
Stephen Ospalak	1,379	0	78.47	7/22/2024	-	-	-	-
	1,724	0	56.86	12/24/2023	-	-	-	-
	20,000	10,000	6.00	11/15/2025	-	-	-	-
Gidi Bracha	1,379	0	78.47	7/24/2022	-	-	-	-
	2,483	0	62.55	3/21/2024	-	-	-	-
	20,000	10,000	6.00	11/15/2025	-	-	-	-
Brian Budd	690	0	78.47	02/18/2022	-	-	-	-
	1,724	0	56.86	02/18/2022	-	-	-	-
	20,000	0	6.00	02/18/2022	-	-	-	-
Michael Kron	1,379	0	78.47	7/24/2022	-		-	-
	1,724	0	56.86	12/24/2023	-	-	-	-
	20,000	10,000	6.00	11/15/2025	-	-	-	-
Peter Goldstein	20,000	10,000	6.00	11/15/2025	-		-	-
Luisa Ingargiola	10,000	0	11.50	10/29/2022	-		-	-
Lourdes Felix	20,000	17,500	4.00	10/29/2026	-	-	-	-

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

Effective November 1, 2020, we entered into an amended and restated employment agreement with Mr. Bernstein, or the Bernstein Employment Agreement, pursuant to which Mr. Bernstein, as Chief Financial Officer, will be paid an initial base salary of $225,000 per year on a three- year term. The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by us or Mr. Bernstein is constructively dismissed within six months of a change of control, Mr. Bernstein will receive a lump-sum payment equal to two years’ worth of salary. Effective November 1, 2020, Siyata entered into a two year employment with Gerald Bernstein, pursuant to which Gerald will continue to be the Chief Financial Officer and will be paid an annual base salary of $CAD300,000. Additionally, Gerald Bernstein was granted 29,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of 5 years from the date of granting. In addition, on January 2, 2021, Gerald Bernstein was granted 1,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $11.50 per share with an expiry date of 5 years from the date of granting.

Effective November 26, 2018, we entered into a consulting agreement with Glenn Kennedy, or the Kennedy Consulting Agreement, pursuant to which Glenn Kennedy, as Vice President of Sales, North America, will be paid an annual fee of CAD$150,000. According to the terms of the Kennedy Consulting Agreement, Mr. Kennedy received commission of 1.5% on all North American sales of our products exceeding CAD$5,000,000 but less than CAD$18,500,00, and commission of 0.75% on sales exceeding CAD$18,500,000. Effective January 1, 2021, the Kennedy Consulting Agreement was amended to update the commission rates to be paid to Mr. Kennedy in connection with the sales of our products. Pursuant to the amendment, Mr. Kennedy will receive commission of 1.5% of the gross sales of the UV350 and CP250 devices in Canada, in international markets other than the U.S. and Israel, and to MSI, other than in Israel. Mr. Kennedy will also receive commission of 1.5% of the gross sales of boosters to Canadian carriers, International Carriers and MSIworldwide, and 0.25% of gross sales of boosters, UV350 and CP250 devices to U.S. carriers. The Kennedy Consulting Agreement can be terminated without good cause by either us or Mr. Kennedy upon 90 days’ notice.

Effective January 1, 2021, we entered into an addendum # 1 to the consulting agreement of Glenn Kennedy dated November 18, 2018, whereby the agreement is renewed for a further term of two years commencing on January 1, 2021 and expiring on December 31, 2022. The base fee will remain at $150,000 CAD per annum. The commission will be all of (i) 1.5% of gross sales of the UV350 and the CP250 in any of Canada, international markets, outside of the USA and Israel, and to Motorola worldwide (other than Motorola Israel). (ii) 1.5% of the gross sales of Boosters sold to Canadian Carriers, International carriers and Motorola worldwide, (iii) 0.25% of gross sales of boosters to the US carrier and UV350 and CP250 devices to U.S. carriers.

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

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned, in USD$, during the year ended December 31, 2021 by our non-employee directors who served as directors during such year.

Mr. Seelenfreund, our Chief Executive Officer, serves on our board of directors but did not receive compensation for his service as a director in 2019 nor 2018. On November 1, 2020, Mr. Seelenfreund and the Company entered into a directors’ fee agreement, whereby as consideration for his services as a member of the board, Mr. Seelenfreund shall receive cash consideration in the amount of $40,000 per year and the compensation paid to Mr. Seelenfreund as a consultant during the year ended December 31, 2020 are both set forth in the “Summary Compensation Table” below.

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Stephen Ospalak, or, the Ospalak Consulting Agreement, pursuant to which Stephen Ospalak, as a member of the Board of Directors, will be paid an annual fee of $37,000. Additionally, Stephen Ospalak was granted 20,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of 5 years from the date of granting.

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Michael Kron, or, the Kron Consulting Agreement, pursuant to which Michael Kron, as a member of the Board of Directors, will be paid an annual fee of $53,000. Additionally, Michael Kron was granted 20,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of 5 years from the date of granting.

Effective January 18, 2021, Siyata entered into a two year consulting agreement with Luisa Ingargiola, pursuant to which Luisa Ingargiola, as a member of the Board of Directors, will be paid an annual fee of $43,200. Additionally, Luisa Ingargiola was granted 20,000 stock options, to vest over a 24 month period in 8 equal tranches beginning on the date of the grant, at $11.50 per share with an expiry date of 5 years from the date of granting. As of October 29, 2021, Luisa Ingargiola resigned from the board of directors.

Effective October 29, 2021, Siyata entered into a two year consulting agreement with Lourdes Felix, pursuant to which Lourdes Felix, as a member of the Board of Directors, will be paid an annual fee of $43,200. Additionally, Lourdes Felix was granted 20,000 stock options, to vest over a 24 month period in 8 equal tranches beginning on the date of the grant, at $4.00 per share with an expiry date of 5 years from the date of granting.

Name	Salary	Bonus	Option Awards	Total
USD
Steve Ospalak	$37,084	$7,500	$60,212	$104,795
Brian Budd*	$8,382	$45,500	$60,212	$68,593
Michael Kron	$52,333	$7,500	$60,212	$120,044
Peter Goldstein	$42,000	$7,500	$60,212	$109,711
Luisa Ingargiola**	$34,374	$-	$139,385	$173,759
Lourdes Felix***	$7,200	$-	$-	$7,200
Total	$181,373	$68,000	$380,232	$629,605

*	Brian Budd was not re-nominated at our annual shareholders meeting.
**	Luisa Ingargiola was nominated to the board of directors as of February 18, 2021 and resigned as of October 29, 2021.
***	Lourdes Felix was appointed to the board of directors as of October 29, 2021.

C.	Board Practices

Board of Directors Structure

Our board of directors currently consists of five directors three of whom we consider to be “independent” within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Our articles of association provide that the board of directors must be composed of the greater of three members and the number set by ordinary resolution of our shareholders, which was set at five members. Our directors serve until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Item 6.A. Directors and Senior Management.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting. See “Item 10.B. Memorandum and Articles of Association.”

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Marc Seelenfreund has been involved in all determinations regarding executive officer compensation since the inception of the Company. He will continue to make such decisions until the Compensation Committee is established immediately prior to the consummation of this offering.

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

Audit Committee
. Our audit committee consists of Stephen Ospalak, Michael Kron and Lourdes Felix. Michael Kron is the chairperson of our audit committee. Our board also has determined that Michael Kron qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee
. We follow home country rules with respect to the composition and responsibilities of our compensation committee. Our compensation committee consists of Peter Goldstein, Stephen Ospalak and Michael Kron. Peter Goldstein is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee
. We follow home country rules with respect to the composition and responsibilities of our nominating and corporate governance committee. Our nominating and corporate governance committee consists of Peter Goldstein, Michael Kron and Lourdes Felix. Ms. Felix is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee are responsible for, among other things:

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

71

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

Code of Business Conduct and Ethics

Our board of directors has not yet adopted a code of business conduct and ethics because none of the markets that our Common shares is registered under requires us to have one. We plan on adopting a code of business conduct and ethics prior to this registration statement becoming effective.

Equity Incentive Plans

On January 6, 2022, our board of directors approved an amended and restated equity incentive plan (the “Plan”), which has replaced our previous stock option plan in its entirety. The Plan permits the Corporation to issue stock options and restricted share units (“RSUs”) to eligible directors, officers, employees, and consultants of the Company. The maximum number of Common shares issued under the Plan, together with any other securities-based compensation, may not exceed 15% of the number of the issued and outstanding Common shares on a fully-diluted basis.

Stock options are exercisable for Common shares. The exercise price of each stock option shall not be less than the market price of the Common shares at the date of grant. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of our board of directors at the time the options are granted.

RSUs are redeemable for Common shares, a cash amount in lieu thereof, or a combination of Common shares and cash., less a discount of up to 25%. RSUs typically terminate on the termination of the RSU holder’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Corporation’s board of directors at the time the options are granted. In the event of a change of control, RSUs will immediately vest and be settled for Common shares, a cash amount in lieu thereof, or a combination of Common shares and cash.

As of March 31, 2022, the number of Common Shares reserved for the exercise of awards granted under the Plan was 4,873,514. In addition, as of March 31, 2022, options to purchase 1,182,464 Common Shares were issued and outstanding, out of which options to purchase 318,588 Common Shares were vested as of that date, with an average exercise price of $5.24. Exercise prices in CAD$ are translated into U.S. dollars at the rate of CAD$1.253 = U.S. $1.00, based on the closing rate of exchange between the CAD$ and the U.S. dollar as reported by Bank of Canada on March31, 2022. In addition, restricted share units to purchase 3,075,000 Common Shares were issued and outstanding at March 31, 2022 out of which restricted share units to purchase 978,750 Common Shares were vested as of that date.

Under the Plan, the maximum number of Common Shares reserved for issuance may not exceed 10% of the total number of issued and outstanding Common Shares at the time of granting.

Our Plan was adopted by our board of directors on January 6, 2022 and was approved by our shareholders at our annual general and special meeting on February 14, 2022.

D.	Employees

Employees

As of December 31, 2021, we had 27 full-time employees and no part-time employees. Ten of our employees are located in Israel, with three performing sales functions, four performing research and development functions, and four performing operations. Of the remaining 17 employees, 13 are located in Canada, with six performing sales functions and nine performing operational functions and 4 are located in the United States of America, all performing sales functions.

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

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions-A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Common Shares as of December 31, 2021 by:

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

	Number of Shares Beneficially Owned (1)		Percentage of Shares Beneficially Owned (2)
Greater than 5% Shareholders:
The Phoenix Holdings Ltd. (3)	650,000		12.3%
Directors and Executive Officers:
Marc Seelenfreund	131,311	(4)(5)	2.5%
Gerald Bernstein	34,978	(6)	* *
Glenn Kennedy	8,207	(7)	*
Gidi Bracha	22,483	(8)	*
Brian Budd**	22,414	(9)	*
Peter Goldstein***	60,000	(10)	1.1%
Luisa Ingargiola****	10,000	(11)	*
Stephen Ospalak	23,104	(12)	*
Michael Kron	24,231	(13)	*
Lourdes Felix*****	20,000		*
All Directors and Executive Officers as a Group (10 persons)	356,727		6.8%

*	Less than 1%

**	Brian Budd was not re-nominated at our annual shareholders meeting.

***	Peter Goldstein became a Director effective November 1, 2020 and became Chairman of the Board of directors effective February 23, 2021.

****	Luisa Ingargiola became a Director effective February 23, 2021 and resigned from the Board on October 29, 2021.Prior to her resignation, 10,000 options had vested.

*****	Lourdes Felix became a Director effective October 29, 2021.

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

(2)	The percentages shown are based on 5,276,695 common shares issued and outstanding as of December 31, 2021.

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

(4)	Accel is the holder of 23,173 common shares of which Mr. Seelenfreund receives a pecuniary interest. Accel Telecom Ltd. retains full ability to vote and dispose on such shares.

(5)	Represents 108,138 options convertible to Common Shares held by Mr. Seelenfreund.

(6)	Represents 34,966 options convertible to Common Shares held by Mr. Bernstein plus 12 common shares.

(7)	Represents 8,207 options convertible to Common Shares held by Mr. Kennedy.

(8)	Represents 22,482 options convertible to Common shares held by Gidi Bracha.

(9)	Represents 22,414 options convertible to Common Shares held by Mr. Budd.

(10)	Represents 20,000 options convertible to Common shares held by Peter Goldstein as well 40,000 common shares that is held by a Company under his control.

(11)	Represents 20,000 options convertible to Common shares held by Luisa Ingargiola.

(12)	Represents 23,103 options convertible to Common Shares held by Mr. Ospalak as well as 1 share.

(13)	Includes 23,103 options convertible to Common Shares held by Mr. Kron as well as 1,128 common shares.

Changes in Percentage Ownership by Major Shareholders

Record Holders

Over the course of 2020, there were increases in the percentage ownership of our major shareholders. The Phoenix Holdings Ltd. acquired 650,000 of our common shares, representing an increase of their holdings from 0% to 13.5%, as a result of a private placement transaction we closed in December 2020. In addition, Psagot Investment House Ltd. sold all of their common shares as of December 31, 2021.

Based upon a review of the information provided to us by Computershare Limited, there were 60 holders of record of the common shares.

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

Loan to Seelenfreund

On April 1, 2019 the Company and BSD Capital Ltd, an entity controlled by Marc Seelenfreund, the CEO and a Director of the Company, entered into a Loan Agreement, whereby the Company issued a promissory note in the amount of USD$ 200,000 to BSD Capital Ltd (the “Promissory Note”). This promissory note is due in five years with interest charged at the rate of 7% per annum payable quarterly. There are no principal repayment requirements until the end of the term when a balloon payment of the principal balance is required.

On January 1, 2020 the Company, BSD Capital Ltd., and Basad Partners Ltd. entered into an assignment and amending agreement whereby BSD Capital Ltd assigned its right, title and interest in Basad Partners Ltd. in the Promissory Note and that the interest rate of the note shall be increased to 12.5% per annum.

The loan was repaid on May 23, 2021.

Balances and transactions with Accel Telecom Ltd.

Until September 30, 2018, the Company had a management agreement with a related company, Accel Solutions Ltd., a leading Israeli telecom distribution company (“Accel”). Shamrock Israel Fund is a major indirect shareholder in Siyata via its ownership in Accel. As part of the agreement, the Company paid Accel USD$25,000 per month for management services (including services related to office space rent, insurance, accounting services, general operations, administration, and other). From October 1, 2018 the monthly fee was reduced to USD$11,000 per month (2017 – 12 months at USD$25,000). Included in due to related party as at December 31, 2019 is a balance payable to Accel of USD$100,0791 (December 31,2018 balance due of USD$198,000). The balance is non-interest bearing.

Non-Exclusive Distribution Agreement with Accel Solutions Ltd.

In November 2019 Signifi entered into a nonexclusive distribution agreement with Accel. During 2019, the Company sold $259,600 USD worth of merchandise to Accel Solutions Ltd at a fair market value price consistent with arm’s length transactions.

Convertible Debenture with Accel Solutions Ltd.

On June 23, 2020, the Company entered into an agreement with Accel in connection with a non-brokered private placement financing (the “Convertible Debentures Offering”) pursuant to which Accel subscribed for 1,330 senior unsecured convertible debentures (the “Convertible Debentures”) at an issue price of CDN$l,000 per Convertible Debenture for aggregate gross proceeds of approximately USD$1,000,000. Each Convertible Debenture is convertible, at the option of the holder, into 3,333 Common Shares at a price of CDN$0.30 (the “Conversion Price”) per Common Share, subject to adjustment in certain events. Each Convertible Debenture will bear interest at a rate of 10.0% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. The Convertible Debentures will mature 12 months (the “Maturity Date”) after the date of issuance and are redeemable at 101% of the face value at any time after the closing date. Accel also received 1,330,000 common share purchase warrant (each, a “Accel Warrant”). Each Accel Warrant entitles the holder to acquire one Common Share at an exercise price of CDN$0.30 per share for a period of 12 months after the date of issue. The Convertible Debenture was repaid in full in January 2021.

Purchase of Units by Marc Seelenfreund

Marc Seelenfreund, CEO and director of the Company, purchased an aggregate of 360,000 August 2020 Units in connection with the Company’s August 2020 Financing.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business. We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Dividends

Subject to the provisions of the Business Corporations Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Unless provided by the rights attached to a share, no dividend shall bear interest.

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

See
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – “SHARE CAPITAL” above.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is incorporated by reference from our prospectus dated September 25, 2020, filed with the SEC on September 29, 2020. (Registration Nos. 333-248254 and 333-249034)/Exhibit 2(d) to this Annual Report
.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Loan Agreement, dated April 1, 2019, by and between the Company and BSD Capital, LTD.

●	Assignment and Amending Agreement, dated January 1, 2020, by and between the Company, BSD Capital, LTD. and Basad Partners LTD.

●	Unsecured Convertible Debenture, dated June 22, 2020, by and between the Company and Accel Telecom Ltd.

●	Form of Securities Purchase Agreement, dated December 31, 2020, by and among the Company and certain signatories thereto.

●	Equity Purchase Agreement, dated March 23, 2021, by and between the Company, ClearRF Nevada Inc., ClearRF LLC, certain sellers of ClearRF LLC and Tod Byers.

●	Securities Purchase Agreement, dated as of October 27, 2021, by and between the Company and Lind Partners.

●	Form of the Warrant Issued to Lind Global Partners.

●	Secured Convertible Promissory Note issued to Lind Partners.

●	Form of Warrant for the Purchase of Shares of Common Stock.

D.	Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our Common Shares.

E.	Taxation

Canadian Tax Considerations

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the
Income Tax Act
(Canada) (the “
Tax Act
”) and the regulations thereunder (the “
Regulations
”) generally applicable to an investor who holds Common Shares and Warrants. For purposes of this summary, references to Common Share includes Common Share acquired on the exercise of a Warrant (“
Warrant Share
”) unless otherwise indicated. This summary applies only to an investor who is a beneficial owner of Common Shares and Warrants and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Company, (ii) is not affiliated with the Company; and (iii) acquires and holds the Common Shares, Warrants and any Common Shares acquired on the exercise of the Warrants as capital property (a “
Holder
”).

Common Shares and Warrants will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act; (iv) that has made a functional currency reporting election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (v) that has entered into, or will enter into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Common Shares or Warrants; or (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). This summary does not address the deductibility of interest by a Holder who has borrowed money to acquire the Common Share or Warrants. Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is or becomes (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares or Warrants, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm's length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the Regulations in force on the date hereof, all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “
Proposed Amendments
”) and counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “
CRA
”) publicly available prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this summary.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Share or Warrants. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.
Exercise of Warrants
A Holder will not realize a gain or loss upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company (if any) held as capital property immediately before the exercise of the Warrant.
Taxation of Resident Holders
The following portion of this summary applies to a Holder who, for the purposes of the Tax Act, is or is deemed to be resident in Canada at all relevant times (a “
Resident Holder
”). A Resident Holder whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Common Shares, and every other “Canadian security” (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.
Expiry of Warrants
The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “
Capital Gains and Capital Losses
”.
Dividends
Dividends received or deemed to be received on the Common Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as such terms are defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.
Dividends received or deemed to be received on the Common Shares by a Resident Holder that is a corporation will be included in computing its income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Resident Holder that is a “private corporation” as defined in the Tax Act or a “subject corporation” as defined in subsection 186(3) of the Tax Act may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. Such Resident Holders should consult their own tax advisors in this regard.

Dispositions of Common Shares

Disposition of Common Shares and Warrants
A Resident Holder who disposes, or is deemed to dispose, of a Common Share (other than on a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), or a Warrant (other than on the exercise thereof) generally will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Common Shares or Warrant, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “
Capital Gains and Capital Losses
”.
Capital Gains and Capital Losses
Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “
taxable capital gain
”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “
allowable capital loss
”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.
The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors.
Alternative Minimum Tax
Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of the Common Shares or Warrant may be liable for alternative minimum tax under the Tax Act. Resident holders should consult their own tax advisors with respect to the application of alternative minimum tax.
80

Taxation of Non-Resident Holders
The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Common Shares or Warrant in the course of a business carried on or deemed to be carried on in Canada (“
Non-Resident Holders
”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act)
. Such Non-Resident Holders should consult their own tax advisors.
Dividends
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the
Canada-United States Tax Convention (1980)
, as amended (the “
Treaty
”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the Treaty (a “
U.S. Holder
”) is generally reduced to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors regarding the application of the Treaty or any other tax treaty.
Disposition of Common Shares and Warrants
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Shares or Warrant, nor will capital losses arising therefrom be recognized under the Tax Act,  unless such securities, as the case may be, constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the Nasdaq), at the time of disposition, the Common Shares, and Warrant generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, the Common Shares and Warrant may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares or Warrant constitute “taxable Canadian property” in their own particular circumstances.

In the event that a Common Share or Warrant constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “
Taxation of Resident Holders – Disposition of Common Shares and Warrants
” and “
Capital Gains and Capital Losses
” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Common Shares or Warrant are taxable Canadian property should consult their own tax advisors.
THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF COMMON SHARE OR WARRANTS AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF COMMON SHARE OR WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF THE COMMON SHARE OR WARRANTS.
ELIGIBILITY FOR INVESTMENT
In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the
Company
, based on the current provisions of Tax Act and the Regulations thereunder, in force as of the date hereof, the Common Shares and Warrants, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “
Registered Plans
”) or deferred profit sharing plan (“
DPSP
”) at the time of the acquisition of such Common Shares and Warrant, provided that at such time:

(i)
in the case of the Common Shares, the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the Nasdaq) or the Company qualifies as a “public corporation” (as defined in the Tax Act); and

(ii)	in the case of the Warrants,

a.	the Warrants are listed on a “designated stock exchange” as defined in the Tax Act; or
b.
the Warrant Shares are qualified investments as described in (i) above and neither the Company, nor any person with whom the Company does not deals at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “
Controlling Individual
”) will be subject to a penalty tax in respect of
the Common Shares
or Warrants held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. A
Common Share
or Warrant generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Company for the purposes of the
Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Company. In addition, the
Common Shares
will generally not be a “prohibited investment” if such shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the Registered Plan.

Prospective purchasers who intend to hold Common Shares or Warrant in a Registered Plan or DPSP should consult their own tax advisors regarding their particular circumstances.
81

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

On March 31, 2021, the Corporation’s indirectly and wholly-owned subsidiary ClearRF Nevada Inc. acquired all of the issued and outstanding interests of Clear RF, LLC (“ClearRF”), a Washington State limited liability company, for a total purchase price of US$700,000 in a combination of cash and Common Shares. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications, and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things” (IoT) applications.

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

Foreign Currency Exchange Risk

We operate primarily in Canada, U.S. and Israel, and approximately 19% and 36% of our expenses are denominated in CAD$ and NIS, respectively. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the CAD$/US$ exchange rate would have increased/decreased operating expenses by approximately 4% and 8%, respectively, in 2020, while such changes to the NIS/US$ exchange rate would have increased/decreased operating expenses by approximately 1% and 2%, respectively, in 2020.

By purchasing in US$ from Asian suppliers and with the majority of our sales in US$, we partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Convertible Debentures

	Dec 23/21	June 23/21	Dec 28/20	Nov 2/23
	$CAD7.866M M	$CAD1.58M M	$CAD 4.6MM	$6.0MM USD	Total
Balance December 31, 2019	4,049,349	0	1,047,661	-	5,097,010

Interest and accretion expense	1,536,081	91,149	116,890	-	1,744,120
Interest paid or accrued	(715,763)	(58,889)	(56,551)	-	(831,203)
Rollover to the 10% convertible debenture	-	-	(186,359)	-	(186,359)
Issuance of the 10% convertible debenture	-	1,113,657	-	-	1,113,657
Repayment of 10.5% convertible debenture	-	-	(890,794)	-	(890,794)
Foreign exchange adjustment	186,165	-	(30,847)	-	155,318
Convert $75,000 debentures into share capital	(40,980)	-	-	-	(40,980)
Balance December 31, 2020	5,014,852	1,145,917	-	-	6,160,769

Interest and accretion expense	1,893,494	-	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	-	(746,145)
Issuance of the $6MM debenture	-	-	-	4,395,881	4,395,881
Repayment of 10% convertible debenture	-	(1,145,917)	-	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	-	(6,162,201)
Unamortized fair value difference-opening			-	(1,341,948)	(1,341,948)
Amortization of fair value difference				111,830	111,830
Change in fair value of debenture	-	-	-	177,530	177,530

Balance Dec 31, 2021	-	-	-	3,343,293	3,343,293
Current portion of debenture				(1,421,911)	(1,421,911)
Long term portion of debenture				1,921,382	1,921,382

(a)          On December 28, 2017, the Company issued 4,600 unsecured convertible debentures at a price of $1,000 CAD per unit. Each debenture was convertible into 11.5 common shares of the Company at $87.00 CAD per common share with a maturity date of June 28, 2020.

Each Convertible Debenture unit bore an interest rate of 10.5% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments was to accrue and be added to the principal amount of this Convertible Debenture. From January 1, 2020, until its maturity on June 28, 2020, the Company paid $56,550 in interest related to the convertible debentures, included within finance expense in profit and loss.

On December 22, 2019, a portion of the 10.5% debenture holders rolled over the net present value of their holdings totaling $2,287,452 with a maturity value of $2,423,656 ($3,155,00 CAD) into $2,549,155 ($3,319,000 CAD) of face value 12% convertibles debentures as more fully described below.

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

(b)          On December 23, 2019, the Company issued 7,866,000 unsecured 12% convertible debentures at a price of $0.77 per unit ($1.00 CAD), convertible into 0.0153 common shares of the Company at $65.25 CAD (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019, is $4,049,349. The amount allocated to contributed surplus was $445,053 and the balance of $1,547,500 was the transaction costs incurred.

Each of this Convertible Debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. From January 1, 2021, until December 23, 2021, the Company paid $746,145 (2020-$715,763) in interest related to these 12% convertible debentures, included within finance expense in profit and loss.

On June 24, 2020, $57,692 ($75,000 CAD) the face value of the 12% convertible debentures was converted into common shares of the Company. The discounted value of this debenture at the date of conversion was $40,980 ($54,975 CAD). This gain on conversion of $16,712 was recorded as a finance income in 2020.

The 12% Convertible Debentures matured and was fully paid on December 23, 2021 (the “Maturity Date”) in the amount of $6,162,201.

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

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $964,601.

(d)
On June 28, 2020, one of the 10.5% convertible debenture holders, see 10 (a), elected to participate on the exact same terms and conditions in the 10% convertible debenture described in 11 (c) for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $181,316.

(e)

On November 3, 2021, the Company issued a US$7,200,000 million convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of US$6,000,000.

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities.

The promissory note matures on November 2, 2023 (the “Maturity Date”). The promissory note will be repaid commencing May 2022 in monthly instalments of US$400,000. At the Company’s option, the repayments will be made in cash or common shares of the Company, or a combination of both. If paid by the issuance of common shares, the repayment is paid at a redemption price equal to the greater of 90% of the average five lowest daily volume-weighted average prices during the twenty trading days prior to the issuance of the common shares or US$2.00 (the “Redemption Price”).

All or a portion of the US$7,200,000 is convertible into common shares of the Company at a conversion price of US$10.00 per common share (the “Conversion Price”), at the option of the holder, at any time subsequent to six months from the date of issuance to the maturity date of November 2, 2023. Under the terms of the promissory note, the conversion price of the promissory note will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the conversion price equal to the common share offering.

At any time during the promissory note outstanding, the Company can provide the holder of the promissory note written notice of its intention to repay the amount owing. If the notice is provided within the first 6 months post issuance, the Company is required to repay an amount equal to US$7,000,000. Subsequent to this time period, the amount outstanding must be converted in full.  If the Company provides notice of prepayment, the holder has the option to convert up to 25% of the principal amount at the lesser of the Redemption Price and the Conversion Price, as defined above.

Furthermore, if at any time prior to November 2, 2023, the Company proposes to offer or sell new securities, the Company shall first offer the holder the opportunity to purchase ten percent of the new securities.

Finally, should the Company subsequently issue equity interests of the Company for aggregate proceeds to the Company of greater than US$10 million, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of the holder, the Company will direct twenty percent of such proceeds from such issuance to repay the promissory note.

The Company has elected to measure the promissory note (hybrid contract) at fair value through profit or loss (“FVTPL”) on initial recognition and, as such, the embedded conversion feature is not separated.

The Company paid legal fees and expenses of $1,145,538 related to the issuance of the promissory note and warrants which have been included in finance expense on the consolidated statement of operations for the year ending December 31, 2021.

On initial recognition, the fair value of the convertible promissory note was $4,395,881, and the warrants issued in conjunction with the instrument (see below) were valued at $2,946,066. The fair value of the components exceeded the transaction price of $6,000,000 and the resulting difference has been deferred and will be recognized in the consolidated statement of operations over the term of the instrument on a straight-line basis, in the change in fair value of the convertible promissory note.

The unamortized fair value difference at December 31, 2021, and related activity during the year is as follows:

Balance, December 31, 2020	$-
Fair value difference on issuance	1,341,948
Recognized in profit or loss	-111,830
Balance, December 31, 2021	$1,230,118

The balance of the promissory notes is as follows:

Promissory Note
Balance, December 31, 2020	$-
Fair value on initial recognition	4,395,881
Change in fair value	177,530
Unamortized day one fair value difference	-1,230,118
Balance, December 31, 2021	$3,343,293
Current position	-1,421,911
Long term position	$1,921,382

As at December 31, 2021 the total principal amount outstanding on the convertible promissory note is $6,000,000.

Fair value calculation

The Company estimated the fair value of the promissory note using a binomial lattice model with the following assumptions: risk-free rate of 0.47% -1.18%; share price of $3.93; expected dividend yield of 0%; and expected volatility of 46%. Based on these estimates, the promissory note had a fair value of $4,395,881 upon issuance.

On December 31, 2021, the fair value of the promissory note was estimated at $4,573,411 using a binomial lattice model with the following assumptions: risk-free rate of 0.67% -1.27%, share price of $3.70, expected dividend yield of 0%, and expected volatility of 45%.

There was no change in the fair value due to changes in own credit risk during the year.

Subsequent events

`
Subsequent to year-end, the Company completed a secondary offering of its common shares at a price of $2.30 per common share. In accordance with the terms of the agreement, as the common shares of the secondary prices were offered at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants (US$4.00 per common share), both the Conversion Price and the Exercise Price were revised to US$2.30 per common share. In addition, as the total gross proceeds of the secondary offering were in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender. A total of US$4,000,000 was repaid to the Lender on January 13, 2022.

B.	Warrants and Rights

WARRANT LIABILITY

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities. (see 14(e) subsequent event for the change in exercise price as of January 13, 2022, to $2.30 per share).

Warrant liability
Balance, December 31, 2020	$-
Warrants issued as part of the convertible promissory note	2,946,066
Impact of warrants exercised during the year	(385,190)
Change in fair value	(384,190)
Balance, December 31, 2021	$2,176,686

The fair value of the warrants as at the issuance date was $2,946,066 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $3.93; exercise price: $4.00; expected volatility: 39%; dividend yield: 0%, risk-free rate: 0.47%.

During the year ended December 31, 2021, the holder exercised 250,000 warrants to acquire 250,000 common shares of the Company at an exercise price of $4.00 per common share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was transferred to share capital. The fair value of the warrants at the exercise date was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $4.60; exercise price $4.00; expected volatility: 30%; dividend yield: 0%; risk-free rate: 1.24%.

As at December 31, 2021, the fair value of the remaining 1,892,857 warrants payable was determined to be $2,176,686 as calculated using the Black-Scholes Option Pricing Model with the following assumptions: share Price: $3.70; exercise price: $4.00; expected volatility: 37%; dividend yield: 0%; risk-free rate – 0.67%.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Use of Proceeds

On September 29, 2020, we completed our initial public offering of common shares and warrants pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-248254) that was declared effective on September 24, 2020. Under the registration statement, we sold an aggregate of 2,100,000 common shares and 2,100,000 warrants; and subsequently, on November 3, 2020, sold an additional 120,000 common shares, on November 10, 2020 sold an additional 50,000 common shares and on October 21, 2020, sold an additional 266,000 warrants, all pursuant to an over-allotment option granted to the underwriters. All of these common shares and warrants were sold at a combined price to the public of $6.00 per unit, yielding net proceeds of $939,283 after underwriting discounts and commissions. Maxim Group LLC acted as book-running manager for the offering. We paid offering expenses of $2,308,00 in connection with the initial public offering, which included SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions. The proceeds from our initial public offering were utilized to for operations and $1.2MM was used to repay the debenture due June 2021. None of the net proceeds were used to make payments (other than compensation paid to our senior management and directors, each as described in this annual report), directly or indirectly, to (i) any of our directors, senior management or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the remaining net proceeds has not changed from the information mentioned in the prospectus relating to the registration statement.

On October 27, 2021, we entered into a securities purchase agreement relating to the purchase and sale of a senior secured convertible note (the “Lind Partners Note”) for gross proceeds of USD$6,000,000 (the “Purchase Agreement”) with Lind Global Partners II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager. Proceeds were used to repay and terminate existing convertible notes, as well as to pay certain fees and costs associated with the transaction. The Purchase Agreement provides for, among other things, the issuance of a USD$7,200,000 note with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of USD$10.00 per share (“Conversion Price”) of our Common Shares. We are required to make principal payments in 18 equal monthly installments commencing 180 days after funding (“Repayment”). At our discretion, the Repayments can be made in: (i) cash; (ii) Common Shares (after Common Shares are registered) (the “Repayment Shares”); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily volume weighted average prices (“VWAPs”) during the 20 trading days before the issuance of the Common Shares (the “Repayment Price”). Further, the Lind Partners Note provides for a pricing floor of $2.00 per Common Share (the “Repayment Share Price Floor”) such that Repayment Shares shall be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the Common Shares, subject to the Repayment Share Floor Price provided, however, that the Repayment Share Price Floor shall not be applied once we obtain stockholder approval as required by the Nasdaq at our upcoming Annual General Meeting of shareholders. As of December 3, 2021, we incurred an event of default under the terms of the Lind Partners Note. Upon the occurrence and during the continuance of an “Event of Default,” the holder may at any time at its option: (1) declare that Interest Upon Default Amount (15%) has commenced and (2) exercise all other rights and remedies available to it under the transaction documents; provided, however, that upon the occurrence of an Event of Default described above, the holder, in its sole and absolute discretion, may: (a) from time-to-time demand that all or a portion of the outstanding principal amount be converted into Common Shares at the lower of (i) the then-current Conversion Price and (ii) 80% of the average of the 3 lowest daily Volume Weighted Average Prices during the 20 Trading Days prior to the delivery by the holder of the applicable notice of conversion or (b) exercise or otherwise enforce any one or more of the holder’s rights, powers, privileges, remedies and interests under the Lind Partners Note, the transaction documents or applicable law. No course of delay on the part of the holder shall operate as a waiver thereof or otherwise prejudice the rights of the holder. The event of default was cured on December 7, 2021 when the Company’s market capitalization increased to an amount over $20,000,000. If the Company issues any Equity Interests, other than Exempted Securities, for aggregate proceeds to the Company of greater than $10,000,000, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of Lind Partners, the Company will direct 20% of such proceeds to reduce the principal balance of the Lind Note. Based on a $20,000,000 offering, 20% of said proceeds, or $4,000,000, will be used by the Company to reduce the principal balance of the Lind Note. If the Company issues any equity interests issued, subject to certain exemptions, at an effective price per share that is less than the exercise price of the Lind Warrant then in effect or without consideration, then the exercise price of the Lind Warrants shall be reduced to a price equal to the consideration per share paid for such additional Common Shares. Based on this offering at $2.30 per share, the Lind Warrants would be repriced to $2.30. Prior to this offering, the exercise price of the Lind Warrants is $4.00 per share. If the Company issues any equity interests, subject to certain exemptions, at an effective price per share that is less than the conversion price of the Lind Notes then in effect or without consideration, then the conversion price of the Lind Notes shall be reduced to a price equal to the consideration per share paid for such additional Common Shares. Based on this offering at $2.30 per Common Share, the conversion price of the Lind Note would be repriced to $2.30, which would result in 3,130,435 shares to be issued upon conversion of the full $7,200,000 Lind Note. Prior to this offering, the conversion price is $10.00 per share and the shares issued upon conversion of the full $7,200,000 Lind Note would be 720,000. None of the net proceeds were used to make payments (other than compensation paid to our senior management and directors, each as described in this annual report), directly or indirectly, to (i) any of our directors, senior management or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. We used the net proceeds for the repayment of the convertible debenture due on December 23, 2021.

On January 11, 2022, we closed an underwritten public offering of 8,695,652 common shares (or pre-funded warrants to purchase common shares in lieu thereof) and accompanying warrants to purchase up to 8,695,652 common shares. Each common share (or pre-funded warrant in lieu thereof) was being sold together with one common warrant at a combined effective offering price of $2.30. We granted the underwriters a 45-day option to purchase up to an additional 1,304,347 common shares and/or common warrants to purchase up to 1,304,347 common shares, at the public offering price less discounts and commissions. The underwriter partially exercised its option and purchased an additional 1,304,347 warrants, each representing the right to purchase one common share. The gross proceeds from that offering were approximately $20,000,000 and the net proceeds were approximately $18,358,028. Maxim Group LLC acted as book-running manager for the offering. We paid offering expenses of $241,972 in connection with the offering, which included SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions. The proceeds from our offering were utilized as follows: $6,096,000 for working capital;
$4,000,000 for
the repayment of our Senior Secured Convertible Promissory Note; $1,836,000 for growth strategies; $2,754,000 for research and development and $3,672,000 for sales and marketing. None of the net proceeds were used to make payments (other than compensation paid to our senior management and directors, each as described in this annual report), directly or indirectly, to (i) any of our directors, senior management or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2021, solely as a result of the material weakness in internal controls related to the restatement described below.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial and accounting officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with
International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting for the year ended December 31, 2021: (i) the insufficient review of inventory balances for products which are slow-moving; (ii) the insufficient review of advances to suppliers on products that are no longer selling; (ii) the insufficient controls surrounding off-site inventory tracking; (iv) the insufficient review whether product returns relate to sales recorded in the fiscal year; and (v) the insufficient review of title transfer terms to determine the period in which revenue should be recorded. The Company has since instituted remediation efforts as set forth above in the section of this Form 20-F titled “Risk Factors - Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2020 and 2021.” If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner” and believes that the aforementioned weaknesses have been remediated as if the date of this Annual Report.

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

(d) Changes in Internal Control over Financial Reporting

As described in Item 3.D. “Risk Factors,” as of December 31, 2021, we have material weaknesses in our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Michael Kron and Lourdes Felix are audit committee financial experts, as defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Company, LLP, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2020.

The following table provides information regarding fees paid by us to Davidson & Company, LLP for all services, including audit services, for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Audit fees (1)	$192,242	$107,692
Audit-related fees	$56,000	$90,385
Tax fees (2)	$12,163	$9,808
All other fees	$0	$3,462

Total	$260,405	$211,347

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

●
Quorum
. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in a company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under our home country rules, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders who are, or represent by proxy, shareholders holding, in the aggregate, at least 33.33% of the issued shares entitled to be voted at the meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of one or more shareholders entitled to attend and vote at the meeting if the standard required quorum is not present within half an hour from the time set for the holding of such adjourned meeting.

●
Majority Independent Directors
. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. Currently, however, our board of consists of a majority of independent directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit	Description
1.1	Articles of Association of the Company, filed as exhibit 3.1 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

2(d)	Description of Registrant’s Securities, filed as Exhibit 2(d) to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.1	Form of the Representative’s Warrant, filed as exhibit 4.1 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.2	Form of Convertible Debenture Indenture, filed as exhibit 4.2 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.3	Form of Warrant Certificate, filed as exhibit 4.3 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.4
Unsecured Convertible Debenture, dated June 22, 2020, by and between the Company and Accel Telecom Ltd., filed as exhibit 4.4 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.5	Form of Warrant for the Purchase of Shares of Common Shares, filed as exhibit 4.5 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.6	Form of Warrant Agency Agreement, filed as exhibit 4.6 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.7	Form of Securities Purchase Agreement (Israeli investors) dated December 31, 2020, filed as Exhibit 4.7 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.8	Form of Securities Purchase Agreement (Canadian investors) dated December 31, 2020, filed as Exhibit 4.8 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.9	Form of Warrant, filed as exhibit 4.1 to the Report on Form 6-K filed on January 4, 2021, and incorporated herein by reference.

4.10	Siyata Mobile Inc. 2016 Stock Option Plan (and U.S. sub-plan), filed as Exhibit 4.10 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.11
Equity Purchase Agreement, dated March 23, 2021, by and between the Company, ClearRF Nevada Inc., ClearRF LLC, certain sellers of ClearRF LLC and Tod Byers, filed as Exhibit 4.11 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.12	Form of Representative’s Warrant, filed as ANNEX IV to Exhibit 4.1 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.13	Form of Common Stock Purchase Warrant filed as Exhibit 4.2 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.14	Form of Pre-Funded Warrant filed as Exhibit 4.3 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.15	Form of Warrant Agency Agreement filed as Exhibit 4.4 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.16	Form of Warrant Issued to Lind Global Partners filed as Exhibit 4.5 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.17
Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.6 of the Amendment No. 1 to the Company’s Registration on Form F-1 filed on December 1, 2021) and incorporated herein by reference.

8.1*	List of Subsidiaries (incorporated by reference to Exhibit 21.2 of the Company’s Registration on Form F-1 (File No. 333-261190) filed on November 18, 2021) and incorporated herein by reference.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

101**
The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Changes in Stockholders’ Deficit; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

*	filed herewith.

**	furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SIYATA MOBILE INC.

Date: April __, 2022	By:	/s/ Marc Seelenfreund
Marc Seelenfreund
Chief Executive Officer

SIYATA MOBILE INC.

Consolidated Financial Statements
(Expressed in US Dollars)

As at and for the years ended December 31, 2021 and 2020
 and for the years ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of
Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Siyata Mobile Inc. and its subsidiaries (together “the Company”), as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Siyata Mobile Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 in conformity with
International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada            Chartered Professional Accountants

March 31, 2022

Siyata Mobile Inc.
Consolidated Statements of Financial Position
(Expressed in US dollars)

	December 31 2021	December 31 2020
ASSETS
Current
Cash	1,619,742	5,468,766
Restricted cash (Note 5)	-	10,995,500
Trade and Other Receivables (Note 6)	1,544,427	2,737,096
Prepaid expenses	154,266	749,000
Inventory (Note 7)	2,397,471	2,409,733
Advance to suppliers	470,167	734,550
	6,186,073	23,094,645
Long term receivable (note 13)	168,167	-
Right of Use Assets Note 8)	1,077,845	377,035
Loan to Director (Note 9)	-	214,456
Equipment	267,967	55,454
Intangible assets (Note 10)	4,350,537	6,549,118
Goodwill (Note 11)	-	801,780
Total assets	12,050,589	31,092,488

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank Loan (Note 12)	27,159	437,848
Accounts payable and accrued liabilities	2,646,321	2,622,118
Lease Obligations (Note 13)	232,969	127,776
Convertible debenture (Note 14)	1,421,911	6,160,769
Warrant liability (note 15)	2,176,686	-
Current portion of long term debt (Note 16)	-	56,471
Future Purchase Consideration (Note 4,17)	350,000	-
	6,855,046	9,404,982
Lease Obligation (Note 13)	787,513	213,816
Other payables	-	142,870
Convertible debenture (Note 14)	1,921,382	-
Long Term Debt (Note 16)	-	51,765
	2,708,895	408,451
Total Liabilities	9,563,941	9,813,433
Shareholders' equity
Share capital (Note 18)	54,655,244	50,088,369
Reserves (Note 18)	10,389,555	9,984,531
Accumulated other comprehensive loss	(38,739)	100,025
Deficit	(62,519,412)	(38,893,870)
Shareholders' equity	2,486,648	21,279,055
Total liabilities and shareholders' equity	12,050,589	31,092,488

Nature of operations and going concern (Note 1)
Subsequent Events (Note 31)

Approved on March 31, 2022 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund“
Michael Kron – Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these consolidated financial statements.

S
iyata Mobile Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in US dollars)
For the years ended December 31, 2021, 2020 and 2019

	2021	2020	2019
Revenue	7,545,488	5,989,772	9,812,188
Cost of Sales (Note 19)	(5,677,317)	(4,409,655)	(7,122,823)
Gross profit	1,868,171	1,580,117	2,689,365

EXPENSES
Amortization and Depreciation (Note 10)	1,008,321	1,280,122	1,168,594
Development expenses (Note 10)	846,242	560,236	757,404
Selling and marketing (Note 20)	4,504,992	3,691,844	3,559,602
General and administrative (Note 21)	4,932,450	2,857,550	2,322,681
Inventory impairment (Note 7)	3,087,999	1,571,649	212,000
Bad Debts (recovered) (Note 6)	930,971	1,530,667	-
Impairment of intangibles (Note 10)	4,739,286	293,000	111,521
Impairment goodwill (Note 11)	852,037	-	-
Share-based payments (Note 18)	1,338,931	517,678	1,123,154
Total Operating Expenses	22,241,229	12,302,746	9,254,956
Net operating loss	(20,373,058)	(10,722,629)	(6,565,591)

OTHER EXPENSES
Finance expense (income) (note 22)	1,984,040	1,744,273	962,263
Foreign exchange	108,632	(290,401)	106,745
Change in fair value of convertible promissory note	295,492	-	-
Change in fair value of warrant liability	(390,322)	-	-
A c cretion and change in value of future purchase consideration	-	-	22,609
Transaction costs (Note 23)	1,254,642	1,414,616	-
Total other expenses	3,252,484	2,868,488	1,091,617
Net loss for the year	(23,625,542)	(13,591,117)	(7,657,208)
Other comprehensive income
Translation Adjustment	138,764	2,887	(8,500)
Comprehensive loss for the year	(23,486,778)	(13,588,230)	(7,665,708)

Weighted Average Shares	4,849,250	1,484,898	807,956
Basic and diluted loss per share	(4.87)	(9.15)	(9.48)

The accompanying notes are an integral part of these consolidated audited financial statements

Siyata Mobile Inc.
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in US dollars)
For the years ended December 31, 2021, 2020 and 2019

	Number of Common Shares	Share Capital Amount	Reserves	Accumulated other comprehensive Income (loss)	Deficit	Total Shareholders’ Equity
Balance, December 31, 2018	715,269	21,246,401	2,923,511	105,638	(17,645,545)	$6,630,005
Exercise of Warrants	80,865	4,418,377	-	-	-	4,418,377
Shares issued on acquisition of Signifi	6,897	346,673	-	-	-	346,673
Exercise of agents’ options	5,668	345,832	(98,068)	-	-	247,764
Non-brokered private placement	51,724	2,290,916	-	-	-	2,290,916
Share Issuance costs on capital raise	-	(186,854)	-	-	-	(186,854)
Shares issued as agent compensation for debenture	3,324	118,560	-	-	-	118,560
Expiry of agent’s options	-	12,757	(12,757)	-	-	-
Equity portion of the debenture bifurcated	-	-	446,053	-	-	446,053
Issuance of agents’ warrants	-	-	47,209	-	-	47,209
Issuance of warrants to debentureholders	-	-	666,428	-	-	666,428
Share based payments	-	-	1,123,154	-	-	1,123,154
Translation adjustment	-	-	-	(8,500)	-	(8,500)
Loss for the period	-	-	-	-	(7,657,208)	(7,657,208)
Balance, December 31, 2019	863,747	$28,592,662	$5,095,530	$97,138	($25,302,753)	$8,482,577
Equity portion of debenture bifurcated	-	-	62,986	-	-	62,986
Share based payments	-	-	517,678	-	-	517,678
Share issuance on conversion of convertible debt	1,149	57,692	-	-	-	57,692
Share issuance on capital raise	3,712,776	25,501,529	3,327,829	-	-	28,829,358
Share issuance costs on capital raise	-	(4,774,484)	980,508	-	-	(3,793,976)
shares issued for debt	85,659	710,970		-	-	710,970
Translation adjustment	-	-	-	2,887	-	2,887
Loss for the period	-	-	-	-	(13,591,117)	(13,591,117)
Balance, December 31, 2020	4,663,331	$50,088,369	$9,984,531	$100,025	($38,893,870)	$21,279,055
Issuance of shares to be issued	40,000	560,000	(560,000)	-	-	-
Shares issued on acquisition of ClearRF	23,949	194,985	-	-	-	194,985
Shares issued on warrant exercises	544,415	3,775,840	(373,907)	-	-	3,401,933
Share based payments	-	-	1,338,931	-	-	1,338,931
Translation adjustment	-	-	-	(138,764)	-	(138,764)
Shares issued for debts	5,000	36,050	-	-	-	36,050
Loss for the period	-	-	-	-	(23,625,542)	(23,625,542)
Balance, December 31, 2021	5,276,695	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648

The accompanying notes are an integral part of these consolidated unaudited interim financial statements

Siyata Mobile Inc.
Consolidated Statements of Cash Flows
(Expressed in US dollars)
For the years ended December 31, 2021 and 2020

	2021	2020	2019
Operating activities:
Net loss for the period	($23,625,542)	($13,591,117)	($7,657,208)
Items not affecting cash:
Amortization and depreciation	1,008,321	1,280,122	1,168,594
Bad debt expense	930,971	1,530,667	-
Inventory impairments	3,087,999	1,571,649	212,000
Intangible impairment	4,739,286	293,000	111,521
Impairment goodwill	852,037	-	-
Fair value changes on derivatives	(95,831)	-	-
Interest expense, net of repayments	1,168,628	926,962	341,112
Interest income	-	(14,456)	-
Foreign exchange	-	138,691	-
Share-based payments	1,338,931	517,678	1,123,154
Loss on debt conversion	-	16,712	-

Net change in non-cash working capital items:
Trade and other receivables	187,432	(2,773,808)	(885,625)
Prepaids	594,734	(496,132)	50,446
Inventory	(3,075,532)	(601,487)	65,570
Advances to suppliers	264,383	(83,860)	(299,356)
Accounts payable and accrued liabilities	(158,906)	1,372,389	(887,569)
Due to/from related party	214,456	(76,866)	(68,774)
Net cash used in operating activities	(12,568,633)	(9,989,856)	(6,726,135)
Investing activities:
Intangible additions	(2,769,679)	(1,513,570)	(2,380,196)
Equipment additions	(224,513)	(21,136)	-
Acquistion of ClearRF	(122,015)	-	-
Net cash used in investing activities	(3,116,207)	(1,534,706)	(2,380,196)
Financing activities:
Lease payments	(182,682)	(146,146)	(135,612)
Bank loan	(410,689)	405,413	(32,435)
Repayment of long term debt	(110,312)	(45,490)	(26,114)
Convertible debt issued, net of repayments	(1,308,118)	99,490	1,685,908
Shares issued for cash	-	28,168,529	2,290,916
Share issue costs (cash)	-	(3,133,147)	(20,085)
Loan to director		-	(200,000)
Exercise of agent's options	-	-	247,764
Exercise of warrants	3,017,743	-	5,529,858
Loan received	-	-	165,341
Net cash from financing activities	1,005,942	25,348,649	9,505,541
Effect of foreign exchange on cash	(165,626)	(21,396)	485,416
Change in cash for the period	(14,844,524)	13,802,691	884,626
Cash and restricted cash, beginning of year	16,464,266	2,661,575	1,776,949
Cash and restricted cash, end of year	$1,619,742	$16,464,266	$2,661,575

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. ("Siyata" or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced 4G mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

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

The Company incurred a net loss of $23,625,542 during the year ended December 31, 2021 (2020- net loss of $13,591,117), and, as of that date, the Company’s total deficit was $62,519,412. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. The Company faces risks related to (COVID-19) which could significantly disrupt research and development, operations, sales, and financial results. Our products are commonly used in industries that have been subject to disruption due to global lockdowns, and therefore demand and credit quality of our customers has been negatively impacted. It is not possible to predict the ultimate impact or duration of COVID-19 on our business.

These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

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

In accordance with Company’s existing policy, the Company did not reassess the classification of financial instruments as liabilities or equity as a result of the change in functional currency. As a result, warrants remain classified as equity and are not revalued at fair value. For the same reason, the change in functional currency did not give rise to an embedded derivative related to the Company’s previously outstanding convertible debt with a conversion price denominated in Canadian dollars
.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

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

Basis of consolidation and presentation

These consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

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

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

2 .	BASIS OF PREPARATION (cont’d)

Foreign currency translation
Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“IAS”) 21,
The Effects of Changes in Foreign Exchange Rates
.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period-end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

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

•
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

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

2 .	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

•
Fair value measurements - Certain of the Company’s (financial) assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 14(e).

•
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

•
Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

•
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

•
Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

•
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

•
Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

•
Collectability of trade receivables – In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers credit quality into account.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

•
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

•
Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency is Canadian dollars. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

•	Going concern – As disclosed in Note 1 to the consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long lived assets

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

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

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

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 10 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of intangible assets is made by management and any changes in useful life are reflected prospectively.

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
As at and for the years ended December 31, 2021 and 2020

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

Revenue from the sale of goods, in the ordinary course of business, is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

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

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, restricted cash, loan to director and trade, and other receivables at amortized cost.

Changes to financial assets measured at fair value are recognized in profit and loss as they arise (“FVPL”).

Changes in financial assets recorded at amortized cost are recognized in profit and loss when the asset is derecognized or reclassified.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

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

Financial liabilities

All financial liabilities (including liabilities designated at FVTPL) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The subsequent measurement of financial assets and liabilities is determined based on their classification as follows:

(i) FVTPL – Derivative financial instruments entered into by the Company are classified as FVTPL.
(ii) Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method.

The Company has classified its bank loan, accounts payable and accrued liabilities, and long-term debt as other financial liabilities and carried on the balance sheet at amortized cost.  Future purchase consideration, convertible promissory note, and warrant liability are all classified as FVTPL.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(h)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares is retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020.

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

The fair value is measured at the grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

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

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)	Leases

The Company accounts for lease contracts in accordance with IFRS 16, Leases. At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight- line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease tern. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term. During the year ended December 31, 2020, the Company did not recognize any lease payments as expenses for short-term leases and leases for which the underlying assets are of low value.

(l)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value
.
Depreciation of property, plant, and equipment is based on the straight-line method over the useful life of the asset. The depreciation charge for each period shall be recognized in profit or loss.

(m)	New accounting pronouncements

There are no upcoming account pronouncements expected to have a material impact on the Company’s consolidated financial statements.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

4.	ACQUISITION OF CLEAR RF LLC

On March 31, 2021, the Company acquired all of the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,015 and issued 23,949 common shares at a value of $194,985.
As a further consideration, the Company is required to make the additional following payments:

a)	On March 31, 2022, pay $155,015 in cash (or less, subject to certain income minimums);
b)	On March 31, 2022, issue common shares of the Company valued at $194,985, and
c)	In addition to the above, further incentives may be earned and payable to the vendors based on revenues earned from the date of acquisition to March 31, 2022, inclusive.

The payment of cash and the distribution of $194,985 worth of shares occurred subsequent to the year end. No further incentives were earned by the vendors other than the amounts outlined in 4(a) and (b) above.

This transaction qualifies as a business combination and was accounted for using the acquisition method of accounting. To account for the transaction, the Company has determined the fair value of the assets and liabilities of ClearRF at the date of the acquisition and a purchase price allocation. These fair value assessments require management to make significant estimates and assumptions as well as apply judgment in selecting the appropriate valuation techniques.

The acquisition of ClearRF is consistent with the Company’s corporate growth strategy to continue to acquire innovative patented products in the cellular booster market. The Company plans to leverage ClearRF’s machine-to-machine booster technology in order to build relationships and facilitate sales of the cellular booster suite of products.

The aggregate amount of the total acquisition consideration is $700,000, comprised as follows:

Consideration	Note	Fair Value
Cash		$155,015
Fair value of 23,949 shares at $8.14 per share	(i)	194,985
Future purchase consideration	(ii)	350,000
Total Consideration		$700,000

(i)	The fair value of the shares issued was determined by multiplying the number shares issued by the share price of the Company on March 31, 2021.

(ii)	Future consideration represents the expected future payments of cash and common shares. Since the balance of the shares and the cash is due within one year, the Company did not discount the future purchase consideration for the time value of money.

The purchase price was allocated as follows:

Purchase price allocation	Fair Value
Purchase price	$700,000

Less: Net assets acquired
Net identifiable tangible assets	127,106
Net identifiable intangible assets	522,637
649,743
Goodwill	$50,257

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

4.	ACQUISITION OF CLEAR RF LLC (CONT’d)

The net identifiable intangible asset consists of two patents acquired on the acquisition that is valued at $122,717 plus supplier relationship valued at $399,920. These intangibles assets are recorded at cost and are amortized on a straight-line basis over its estimated useful life of four years with no residual value. The Company incurred costs related to the acquisition totaling $79,069 to complete the acquisition which was recorded in the statement of loss and comprehensive loss.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles and goodwill. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall. Management also impaired the full value of the goodwill in the amount of $50,257.

5.	RESTRICTED CASH

For the year ended December 31, 2020, as outlined in more detail in Note 18, the Company issued capital through a private placement. At the December 31, 2020 year-end date, the restricted cash of $10,995,500 represented the portion of the capital raise that remained in a trust account with the underwriter. These funds were released by the underwriters, net of any underwriter fees previously accrued), to the Company’s bank account on January 6, 2021.

6.	TRADE AND OTHER RECEIVABLES

	31-Dec-21	31-Dec-20
Trade receivables	$1,791,046	$3,501,223
Allowance for doubtful accounts	(1,090,066)	(1,530,667)
Taxes receivable	843,447	766,540
Total	$1,544,427	$2,737,096

Provisions on Trade Receivables
In accordance with policy to use the expected credit loss model, we utilize the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2021, we concluded that a bad debt provision of $1,090,066 (2020-$1,530,667) was to be recognized.

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

The 80-85% received upfront remains a liability from SMI to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at December 31, 2021, the total amount expended by the funding entity was $27,000 (December 31, 2020 - $65,000).

Siyata Mobile Inc. has provided the North American receivables as collateral for the outstanding convertible debenture as outlined Note 14(e). The carrying amount of the North American trade and other receivables is $569,068 on December 31, 2021.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

7.	INVENTORY

	31-Dec-21	31-Dec-20
Finished products	6,031,753	3,349,382
Impairment of finished products	(3,819,955)	(1,255,649)
Accessories and spare parts	1,025,366	632,000
Impairment of accessories and spare parts	(839,693)	(316,000)
Total	$2,397,471	$2,409,733

Refer to Note 19 for total inventories expensed as cost of sales during the years ended December 31, 2021 and
2020
.

Provision on inventory
Management is presently reviewing the inventory for impairment on a quarterly basis. For the year ended 2021, it was determined that $4,659,648 (2020- $1,571,649) of the inventory was impaired due to slow movement. The accessories and spare parts related to these products amounted to $839,693 (2020 - $316,000), which was also impaired.

Liens
Siyata Mobile Inc. has provided the North American inventory as collateral for the outstanding convertible debenture as outlined in Note 14(e). The carrying amount of the North American inventory is $1,355,482 on December 31, 2021.

8.	RIGHT OF USE ASSETS

	Dec 31 21	Dec 31 20
Opening Balance	$377,035	$204,939
Addition in the year	910,055	306,086
Translation adjustment	(4,328)	10,677
Amortization in the year	(204,917)	(144,667)
Closing Balance	$1,077,845	$377,035

Allocation of Right of Use Assets
Office lease	$1,004,750	$273,644
Car leases	73,095	103,391
Total Right of Use Assets	$1,077,845	$377,035

9.	LOAN TO DIRECTOR

The loan to our director and Chief Executive Officer was advanced on April 1, 2019, in the amount of $200,000 with a 5-year term. Interest on the loan accrued and was payable at the rate of 7%. As of January 1, 2020, the rate on the loan was increased to 12%. On May 23, 2021, this loan was repaid to the Company in full including principal and interest.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

10.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Clear RF Patent + Supplier relationship	Total

Cost:
Balance at December 31, 2019	9,006,249	114,126	1,291,827	-	10,412,202
Additions	1,513,570	-	-	-	1,513,570
Foreign Exchange	20,658	2,417	27,357	-	50,432
Balance at December 31, 2020	10,540,477	116,543	1,319,184	-	11,976,204
Additions	2,769,679	-	-	522,637	3,292,316
Foreign Exchange	$5,370	183	2,073	-	7,626
Balance at December 31, 2021	13,315,526	116,726	1,321,257	522,637	15,276,146

Accumulated Amortization:
Balance at December 31, 2019	3,110,806	74,455	757,437	-	3,942,698
Additions	872,717	20,365	257,175	-	1,150,257
Impairment	293,000	-	-	-	293,000
Foreign Exchange	6,859	2,640	31,632	-	41,131
Balance at December 31, 2020	4,283,382	97,460	1,046,244	-	5,427,086
Additions	469,789	19,418	278,567	29,189	796,963
Impairment	4,339,366	-	-	399,920	4,739,286
Foreign Exchange	(34,020)	(152)	(3,554)	-	(37,726)
Balance at December 31, 2021	9,058,517	116,726	1,321,257	429,109	10,925,609

Net Book Value:
Balance at December 31, 2020	$6,257,095	$19,083	$272,940	-	$6,549,118
Balance at December 31, 2021	$4,257,009	$0	$0	$93,528	$4,350,537

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

10.	INTANGIBLE ASSETS (Cont’d)

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On an annual basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount
.

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets.  Based on the results of their analysis using the Value In Use (“VIU”) model using a discounted value of 14.2% in 2021 and 14.5% in 2020, management determined that the recoverable amount was not equal to, or in excess of the carrying amount for a total impairment of $4,739,286 (2020-$293,000) broken down as follows: rugged device impairment of $4,339,366 and $399,920 impairment to a supplier relationship compared to $293,000 in 2020 on the impairment of the E-Wave license.

During the year ended December 31, 2020, the Company reduced the estimated useful lives of its 4G products, which comprised development costs, from 5-6 years to 4 years. In 2021, the development costs that were not impaired related to products still in the development stage and as these assets are not ready for their intended usage, they have not begun being amortized.

During the year ended December 31, 2021, the Company incurred $846,242 (2020 - $580.236) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss

Uniden License

During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term.  The agreement has been renewed up to December 31, 2022 and is subject to certain minimum royalties.  The license agreement is amortized on a straight-line basis over its five-year term and is fully amortized on December 31, 2021.

E-Wave License

On October 1, 2017, the Company acquired a license from E-Wave mobile Ltd. (the “E-Wave License”). The license agreement is recorded at cost and is amortized on a straight-line basis over its estimated useful life of a four-year term and is fully amortized on December 31, 2021.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

11.	GOODWILL

As at December 31, 2021 goodwill balance of $852,037 (December 31, 2020-$801,780), consists of the goodwill on the acquisition of the wholly-owned subsidiary, Signifi Mobile Inc. in the amount of $801,780 plus the newly acquired goodwill in 2021 from the acquisition of Clear RF in the amount of $50,257 (“CGU”).8573The Company assesses whether there are, events, changes in circumstances, and/or changes in key assumptions on which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

As of December 31, 2021, the Company performed its annual impairment test on the goodwill using the Fair value less cost of disposal method. Due to a history of losses in this CGU in the preceding few years and without documentation of backorders or basis on which to develop an auditable (or supportable) forecast, Management determined that the recoverable amount was less than the carrying value on December 31, 2021 and impaired the full amount of the Goodwill in the amount of $852,037.

12.	BANK LOAN

In October 2021, the Company had the bank remove all liens and the Company repaid any amounts owing on the $750,000 line of credit in its entirety. This loan was created in the year ended December 31, 2020, when the Company entered into a line of credit for up to a maximum of $750,000 Canadian dollars. The loan was secured by a floating charge on the receivables, inventory, trademarks, and a universal lien on all the assets of Signifi Mobile Inc. to a maximum of $4,000,000 Canadian. The Export Development Corporation of Canada guarantees 50% of this debt. As of December 31, 2020, the loan balance was $372,848. The loan bore interest at the bank’s prime lending rate plus 1.25% and was repayable on demand.

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customers. As at December 31, 2021, the total amount borrowed by the Company extended by this funding entity and included in the bank loan was $27,000 (December 31, 2020-$65,000
)
.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

13.	LEASE OBLIGATIONS

	Dec 31 21	Dec 31 20
Opening Balance	$341,592	$194,331
Additions in the year	833,766	306,086
Interest expense	21,279	14,045
Translation adjustment	6,527	(26,724)
Lease payments	(182,682)	(146,146)
	1,020,482	341,592
Due within one year	(232,969)	(127,776)
Balance-end of period	$787,513	$213,816

Future Mini
m
um Lease Payments

	Dec 31 21	Dec 31 20
year 1	232,969	$127,776
year 2	255,000	104,897
year 3	270,000	103,458
year 4	262,513	5,461
Tota l lease obligations	$1,020,482	$341,592

The Company has a long term restricted term deposit of $168,167 held by the Company’s bank to guarantee a portion of the office lease located in Israel.

14.	CONVERTIBLE DEBENTURES

	Dec 23/21	June 23/21	Dec 28/20	Nov 2/23
	$7.866MM	$1.58MM	$4.6MM	$6.0MM USD	Total
Balance December 31, 2019	4,049,349	0	1,047,661	-	5,097,010

Interest and accretion expense	1,536,081	91,149	116,890	-	1,744,120
Interest paid or accrued	(715,763)	(58,889)	(56,551)	-	(831,203)
Rollover to the 10% convertible debenture	-	-	(186,359)	-	(186,359)
Issuance of the 10% convertible debenture	-	1,113,657	-	-	1,113,657
Repayment of 10.5% convertible debenture	-	-	(890,794)	-	(890,794)
Foreign exchange adjustment	186,165	-	(30,847)	-	155,318
Convert $75,000 debentures into share capital	(40,980)	-	-	-	(40,980)
Balance December 31, 2020	5,014,852	1,145,917	-	-	6,160,769

Interest and accretion expense	1,893,494	-	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	-	(746,145)
Issuance of the $6MM debenture	-	-	-	4,395,881	4,395,881
Repayment of 10% convertible debenture	-	(1,145,917)	-	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	-	(6,162,201)
Unamortized fair value difference-opening	-	-	-	(1,341,948)	(1,341,948)
Amortization of fair value difference	-	-		111,830	111,830
Change in fair value of debenture	-	-	-	177,530	177,530

Balance Dec 31, 2021	-	-	-	3,343,293	3,343,293
Current portion of debenture	-	-	-	(1,421,911)	(1,421,911)
Long term portion of debenture	-	-	-	1,921,382	1,921,382

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

14.	CONVERTIBLE DEBENTURES (CONT’D)

(a)	On December 28, 2017, the Company issued 4,600 unsecured convertible debentures at a price of $1,000 CAD per unit. Each debenture was convertible into 11.5 common shares of the Company at $87.00 CAD per common share with a maturity date of June 28, 2020.

Each Convertible Debenture unit bore an interest rate of 10.5% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments was to accrue and be added to the principal amount of this Convertible Debenture. From January 1, 2020, until its maturity on June 28, 2020, the Company paid $56,550 in interest related to the convertible debentures, included within finance expense in profit and loss.

On December 22, 2019, a portion of the 10.5% debenture holders rolled over the net present value of their holdings totaling $2,287,452 with a maturity value of $2,423,656 ($3,155,00 CAD) into $2,549,155 ($3,319,000 CAD) of face value 12% convertibles debentures as more fully described below.

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

(b)	On December 23, 2019, the Company issued 7,866,000 unsecured 12% convertible debentures at a price of $0.77 per unit ($1.00 CAD), convertible into 0.0153 common shares of the Company at $65.25 CAD (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019, is $4,049,349. The amount allocated to contributed surplus was $445,053 and the balance of $1,547,500 was the transaction costs incurred.

Each of this Convertible Debenture unit bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture. From January 1, 2021, until December 23, 2021, the Company paid $746,145 (2020-$715,763) in interest related to these 12% convertible debentures, included within finance expense in profit and loss.

On June 24, 2020, $57,692 ($75,000 CAD) the face value of the 12% convertible debentures was converted into common shares of the Company. The discounted value of this debenture at the date of conversion was $40,980 ($54,975 CAD). This gain on conversion of $16,712 was recorded as a finance income in 2020.

The 12% Convertible Debentures matured and was fully paid on December 23, 2021 (the “Maturity Date”) in the amount of $6,162,201.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

14.	CONVERTIBLE DEBENTURES (CONT’D)

(c)	On June 23, 2020, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc. Accel Telecom subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of $745 (CDN$1,000) per 10% Convertible Debenture for aggregate gross proceeds of $991,427 ($1,330,000 CAD). Each Convertible Debenture can be convertible, at the option of the holder, into 23 common shares in the capital of the Company at a price of $34.11 (CDN$43.50) per Common Share and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable common share purchase warrant for each $0.784 (CDN$1.00) principal amount of the Convertible Debentures purchased. Each warrant entitles the holder to acquire one common share at an exercise price of $34.11 (CDN$43.50) per warrant share for a period of twelve (12) months after the date of issu
e
.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $964,601.

(d)	On June 28, 2020, one of the 10.5% convertible debenture holders, see 10 (a), elected to participate on the exact same terms and conditions in the 10% convertible debenture described in 11 (c) for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $181,316.

(e)
On November 3, 2021, the Company issued a US$7,200,000 million convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of US$6,000,000.

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities.

The promissory note matures on November 2, 2023 (the “Maturity Date”). The promissory note will be repaid commencing May 2022 in monthly instalments of US$400,000. At the Company’s option, the repayments will be made in cash or common shares of the Company, or a combination of both. If paid by the issuance of common shares, the repayment is paid at a redemption price equal to the greater of 90% of the average five lowest daily volume-weighted average prices during the twenty trading days prior to the issuance of the common shares or US$2.00 (the “Redemption Price”).

All or a portion of the US$7,200,000 is convertible into common shares of the Company at a conversion price of US$10.00 per common share (the “Conversion Price”), at the option of the holder, at any time subsequent to six months from the date of issuance to the maturity date of November 2, 2023. Under the terms of the promissory note, the conversion price of the promissory note will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the conversion price equal to the common share offering.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

14.	CONVERTIBLE DEBENTURES (CONT’D)

Note (14e) (Cont’d)

At any time during the promissory note outstanding, the Company can provide the holder of the promissory note written notice of its intention to repay the amount owing. If the notice is provided within the first 6 months post issuance, the Company is required to repay an amount equal to US$7,000,000. Subsequent to this time period, the amount outstanding must be converted in full. If the Company provides notice of prepayment, the holder has the option to convert up to 25% of the principal amount at the lesser of the Redemption Price and the Conversion Price, as defined above.

Furthermore, if at any time prior to November 2, 2023, the Company proposes to offer or sell new securities, the Company shall first offer the holder the opportunity to purchase ten percent of the new securities.

Finally, should the Company subsequently issue equity interests of the Company for aggregate proceeds to the Company of greater than US$10 million, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of the holder, the Company will direct twenty percent of such proceeds from such issuance to repay the promissory note.

The Company has elected to measure the promissory note (hybrid contract) at fair value through profit or loss (“FVTPL”) on initial recognition and, as such, the embedded conversion feature is not separated.

The Company paid legal fees and expenses of $1,145,538 related to the issuance of the promissory note and warrants which have been included in finance expense on the consolidated statement of operations for the year ending December 31, 2021.

On initial recognition, the fair value of the convertible promissory note was $4,395,881, and the warrants issued in conjunction with the instrument (see below) were valued at $2,946,066. The fair value of the components exceeded the transaction price of $6,000,000 and the resulting difference has been deferred and will be recognized in the consolidated statement of operations over the term of the instrument on a straight-line basis, in the change in fair value of the convertible promissory note.

The unamortized fair value difference at December 31, 2021, and relat
e
d activity during the year is as follows:

Balance, December 31, 2020	$-
Fair value difference on issuance	1,341,948
Recognized in profit or loss	(111,830)
Balance, December 31, 2021	$1,230,118

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

14.	CONVERTIBLE DEBENTURES (CONT’D)

Note (14e) (Cont’d)

The balance of the promissory notes is as follows:

Promissory Note
Balance, December 31, 2020	$-
Fair value on initial recognition	4,395,881
Change in fair value	177,530
Unamortized day one fair value difference	(1,230,118)
Balance, December 31, 2021	$3,343,293
Current portion	(1,421,911)
Long term portion	$1,921,382

As at December 31, 2021 the total principal amount outstanding on the convertible promissory note is $6,000,000.

Fair value calculation

The Company estimated the fa
i
r value of the promissory note using a binomial lattice model with the following assumptions: risk-free rate of 0.47% -1.18%; share price of $3.93; expected dividend yield of 0%; and expected volatility of 46%. Based on these estimates, the promissory note had a fair value of $4,395,881 upon issuance.

On December 31, 2021, the fair value of the promissory note was estimated at $4,573,411 using a binomial lattice model with the following assumptions: risk-free rate of 0.67% -1.27%, share price of $3.70, expected dividend yield of 0%, and expected volatility of 45%.

There was no change in the fair value due to changes in own credit risk during the year.

Subsequent events

Subsequent to year-end, the Company completed a secondary offering of its common shares at a price of $2.30 per common share. In accordance with the terms of the agreement, as the common shares of the secondary prices were offered at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants (US$4.00 per common share), both the Conversion Price and the Exercise Price were revised to US$2.30 per common share. In addition, as the total gross proceeds of the secondary offering were in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender. A total of US$4,000,000 was repaid to the Lender on January 13, 2022.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

15.	WARRANT LIABILITY

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities. (see 14(e) subsequent event for the change in exercise price as of January 13, 2022, to $2.30 per share).

Warrant liability
Balance, December 31, 2020	$-
Warrants issued as part of the convertible promissory note	2,946,066
Impact of warrants exercised during the year	(385,190)
Change in fair value	(384,190)
Balance, December 31, 2021	$2,176,686

The fair value of the warrants as at the issuance date was $2,946,066 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $3.93; exercise price: $4.00; expected volatility: 39%; dividend yield: 0%, risk-free rate: 0.47%.

During the year ended December 31, 2021, the holder exercised 250,000 warrants to acquire 250,000 common shares of the Company at an exercise price of $4.00 per common share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was transferred to share capital. The fair value of the warrants at the exercise date was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $4.60; exercise price $4.00; expected volatility: 30%; dividend yield: 0%; risk-free rate: 1.24%.

As at December 31, 2021, the fair value of the remaining 1,892,857 warrants payable was determined to be $2,176,686 as calculated using the Black-Scholes Option Pricing Model with the following assumptions: share Price: $3.70; exercise price: $4.00; expected volatility: 37%; dividend yield: 0%; risk-free rate – 0.67%.

16.	LONG TERM DEBT

On June 28, 2018, Signifi borrowed $192,886 USD from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. This loan bears interest at the bank’s base rate + 3.2%. The loan was repaid in full in September 2021 including all capital and interest. The loan was secured by the assets of Signifi and a guarantee by the Company and its Canadian subsidiaries. All security liens were removed before year-end.

	31-Dec-21	31-Dec-20
Balance, Beginning of Year	$108,236	$150,538
Foreign Exchange adjustment	2,076	3,188
Capital repayments in the period	(110,312)	(45,490)
	0	108,236
Less: current portion of long term debt	-	(56,471)
Balance, End of Year	$0	$51,765

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

17.	FUTURE PURCHASE CONSIDERATION

	2021	2020
Balance, beginning of the period	$-	$-
ClearRF future purchase consideration	350,000	-
Balance, end of the period	$350,000	$-

Classification:
Short-term (payable within one year)	$350,000	-
Long-term	-	-

The future purchase consideration arose on the acquisition of ClearRF as outlined in Not
e
 4.

On March 31, 2022, the Company is required to pay $155,015 in cash and to issue common shares of the Company valued at $194,985.

At each reporting period, management updates estimate with respect to the probability of payment form and recognize changes in the estimated value of future purchase consideration in profit or loss.

18.	SHARE CAPITAL

(a)	Authorized Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at December 31, 2021, the Company had 5,276,695 common shares issued and outstanding (2020-4,663,331). Subsequent to the year-end the Company issued 8,695,652 common shares for gross proceeds of $20.0MM in conjunction with a public offering on January 11, 2022, as more fully described in Subsequent Events Note # 30(a). As of the date of these financial statements total outstanding common shares is 13,972,347.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one(1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

18.	SHARE CAPITAL (CONT’D )

(b)	Common share transactions

Transactions for the year ended December 31, 2021 are as follows:

(i)	During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,041 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

(ii)	The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

(iii)	As discussed in Note 4 -Acquisition of ClearRF, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

(iv)	On July 21, 2021, the Company issued 5,000 common shares as part of the contractual obligations owed to one of its suppliers. This transaction was recorded to share capital in the amount of $36,050 (based on the market value on the date of issuance of $7.21 per share).

(v)	On October 28, 2021, received gross cash of $1,027,500 from the exercise of 150,000 warrants at $6.85, and on October 29, 2021, received gross cash of $380,202 from the exercise of 55,504 warrants at $6.85.

(vi)	On December 7, 2021, 250,000 warrants issued, as part of the $7.2MM convertible debentures, were exercised at $4.00 per share for gross proceeds of $1,000,000.

Transactions for the year ended December 31, 2020 are as follows:

(i)	On June 22, 2020, the Company issued 1,149 shares as a result of a conversion of the convertible debt (referred to in Note 14(b)) at $48.71— ($65.25 CAD) per share for proceeds of $57,692 ($75,000 CAD).

(ii)	On August 4, 2020, the Company completed a two part private placement raising aggregate gross proceeds of $1,604,729 ($2,150,000 CAD) through the issuance of 148,276 units at a price of $10.82 per unit ($14.50 CAD). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $20.47 ($26.10 CAD) for a period of two years. The Company paid a cash commission of $19,358 ($24,682 CAD), issued 1,702 broker warrants on the same terms as the investor warrants having a black scholes value of $9,873, and other share issuance costs of $146,377.

(iii)	On September 29, 2020 the Company completed an initial public offering of 2,100,000 units the “Units”) at $6.00 USD per unit for gross proceeds of $12,600,00 USD. Each Unit consisting of one common share and one tradeable warrant to purchase one common share. Each warrant has an exercise price of $6.85 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering. The common shares using the residual value approach were valued at $4.73 USD per share and each warrant was valued at $1.27 USD per warrant. Share issuance costs related to the initial public offering was $2,810,274 including 113,500 underwriter warrants exercisable at $6.60USD per share, with a black scholes value of $315,796, and underwriter overallotment 266,000 tradeable warrants with an exercise price of $6.85 USD with a black scholes value of $335,160.

(iv)	During the month of November 2020, the Company issued 170,000 common shares at $5.99 per share to the underwriter of the initial public offering as a result of the underwriter exercising its over-allotment option, for gross proceeds of $1,018,300 less share issuance costs of $81,464 for net proceeds of $936,836.

(v)	On December 14, 2020, the Company issued 85,659 common shares to various suppliers as required under contractual obligations valued at $710,970.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

18.	SHARE CAPITAL (CONT’D )

(b)	Common share transactions (cont’d)

(vi)	On December 31, 2020, the Company completed a private placement issuing 1,294,500 units at $10.00 USD per unit for gross proceeds of $12,945,500 USD. Each Unit consisting of one common share and one warrant to purchase one common share. Each warrant has an exercise price of $11.50 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the units were immediately separable upon issuance and were issued separately in the offering. The common shares using the residual value approach were valued at $10.00 USD per share and each warrant was valued at NIL per warrant. Total share issuance costs totalled $1,707,138 which includes 64,724 broker warrants exercisable at $11.50 with a black scholes value of $420,508.

Transactions for the year ended December 31, 2019 are as follows:
i)	Issued 5,668 common shares in connection with exercised of agents’ options for proceeds of $345,832.
ii)	Issued 80,865 common shares in connection with exercise of warrants for proceeds of $4,418,377.
iii)	Issued 6,897 common shares in connection with purchase consideration for Signifi with the value of the shares as $346,673.
iv)	On August 29, 2019 the Company completed a non-brokered private placement of 51,724 units at a price of $44.29 ($58.00 CAD) per unit for gross proceeds of $2,290,916. Each unit consisted of one common share and one-half share purchase warrant. Each warrant is exercisable at a price of $68.23 ($87.00 CAD) for a period of two years. In conjunction with the placement, the Company incurred share issuance costs of $185,854.

On December 23, 2019, the Company issued 3,324 common shares as compensation to the agents in connection to the issuance of the convertible debentures (Note 14). These shares were recorded at its market valu
e
 of $118,560.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

18.	SHARE CAPITAL (CONT’D )

(c)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the ti
m
e the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2018	65,448	$49.00
Granted	17,655	59.01
Expired	(518)	65.57
Outstanding options, December 31, 2019	82,585	$52.34
Granted	279,190	6.47
Expired/Cancelled	(33,707)	39.79
Outstanding options, December 31, 2020	328,068	$13.99
Granted	100,500	11.50
Expired/Cancelled	(14,000)	16.38
Outstanding options, December 31, 2021	414,568	$13.88

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

18.	SHARE CAPITAL (CONT’D )

( c)	Stock options (cont’d)

As at December 31, 2021 stock optio
n
s outstanding are as follow
s
:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
1-Jan-17	2,207	2,207	$40.00	1-Jan-22	0.01	*
11-Jan-17	2,483	2,483	41.00	11-Jan-22	0.03	*
4-Apr-17	6,897	6,897	63.00	4-Apr-22	0.26
24-Jul-17	690	690	79.00	18-Feb-22	0.13	*
24-Jul-17	7,929	7,929	79.00	24-Jul-22	0.56
24-Dec-18	12,896	12,896	57.00	24-Dec-23	1.98
24-Dec-18	1,724	1,724	57.00	18-Feb-22	0.13	*
15-Jan-19	828	828	57.00	15-Jan-24	2.04
21-Mar-19	12,345	12,345	63.00	21-Mar-24	2.22
1-Jan-20	2,069	1,380	57.00	1-Jan-24	2.00
15-Nov-20	95,000	59,375	6.00	15-Nov-30	8.88
15-Nov-20	161,500	100,938	6.00	15-Nov-25	3.88
15-Nov-20	20,000	20,000	6.00	18-Feb-22	0.13	*
2-Jan-21	57,000	28,500	11.50	2-Jan-26	4.01
2-Jan-21	5,000	2,500	11.50	2-Jan-31	8.01
18-Jan-21	14,500	7,250	11.50	18-Jan-26	4.05
18-Jan-21	1,500	1,500	11.50	31-Aug-22	0.67
18-Jan-21	10,000	10,000	11.50	29-Oct-22	0.83
Total	414,568	279,442	$13.88		4.52

* Expired subsequent to the year end.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

18.	SHARE CAPITAL (CONT’D )

( c )	Stock options (cont’d)

Transactions for the year ended December 31, 2021 are as follows:

During the year ended December 31, 2021 the Company recorded share-based payments expense of $1,338,931 in relation to options vesting.

On January 2, 2021, the Company issued 62,000 stock options to various employees at an exercise price of $11.50 of which 57,000 expire on January 2, 2026 and 5,000 expires on January 2, 2031.

On January 18, 2021, the Company issued 38,500 stock options to various employees and consultants at an exercise price of $11.50 expiring on January 2, 2026.

On August 31, 2021, one of the employees was no longer with the Company. The employee had initially received 4,000 out of the
38,500
stock options issued on January 18, 2021. As a result of this employee’s departure, 2,500 of their unvested stock options were cancelled and the remaining 1,500 options expire one year from departure, August 31, 2022.

On October 29, 2021, one of the directors was no longer with the Company. The employee had initially received 20,000 out of the
38,500
stock options issued on January 18, 2021. As a result of this director’s departure, 10,000 of their unvested stock options were cancelled and the remaining 10,000 options expire one year from departure, October 29, 2022.

In December 2021, 1,500 stock options expired at an average of $57.00 per share.

Stock option transactions subsequent to the year-end

The company issued a total of 3,870,000 options to executives, employees, and consultants with an exercise price of $1.03 per share, as more fully described in Subsequent Events Note # 31(d).

Transactions for the year ended December 31, 2020 are as follows:

During the year ended December 31, 2020 the Company recorded share-based payments expense of $517,678 in relation to options vesting.

On January 1, 2020, the Company issued 2,690 stock options to various employees at an exercise price of $CAD56.86 that 2,069 expires on October 31, 2025 and 621 expires on January 1, 2023.

On November 15, 2020 the Company issued 276,500 stock options at an exercise price of $6.00USD per common share.

On December 1, 2020, due to the termination of an employee, 414 stock options of the 621 stock options issued on January 1, 2020 were canceled and the remaining balance of 207 vested stock options has an expiry date of December 1, 2021.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

18.	SHARE CAPITAL (CONT’D )

( c )	Stock options (cont’d)

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

The following weighted-average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2021	2020	2019
Exercise price	$11.50	$6.47	$72.50
Risk-free interest rate	0.23%	1.68%	1.5%
Expected life	5	5	4.8
Annualized volatility	85%	83%	143%
Dividend rate	0.00%	0.00%	0.00%

(d)	Agents’ options:

Transactions for the year ended December 31, 2021, are as follows:

In December 2021, 6,597 agent’s options expired at an average exercise price of $52.68.

Agents’ options transactions subsequent to the year-end are as follows:
As part of the capital raise that occurred on January 11, 2022, the Company issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years.

Transactions for the year ended December 31, 2020, are as follows:
The Company issued 1,702 agents’ options on the closing of the August 2020 capital raise at an exercise price of $20.47 ($26.10 CAD) per common share and these agents’ options expire on July 28, 2022, adding an additional $9,873 to reserves and share issuance costs.

The Company issued
113,500
agents’ options to the underwriter of its initial public offering at an exercise price of $6.60 USD per common share and these agents’ options expire on September 28, 2025, including in reserves an additional $
315,796
that are part of the share issuance costs.

On October 21, 2020, the underwriter of the initial public offering acquired 266,000 share purchase warrants pursuant to that certain underwriting agreement at $
0.01
per warrant. The warrant has an exercise price of $
6.85
USD with an expiry date of September 28, 2025. The Company added the black scholes value to these agent warrants adding an additional $
335,160
to reserves as part of the share issuance costs.

The Company issued
64,724
agents options to the placement agency of the December 31, 2020 capital raise at an exercise price of $
11.50
USD expiring on June 30, 2024, and using black scholes added $
420,508
to reserves as part of the share issuance costs.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

18.	SHARE CAPITAL (CONT’D )

(d)	Agents’ options (cont’d)

A summary of the Company’s agents’ options activity is as follows

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2018	8,050	$47.91
Granted	5,025	45.58
Exercised	(5,668)	43.71
Expired	(810)	53.00
Outstanding agent options, December 31, 2019	6,597	$52.68
Granted	445,926	7.36
Outstanding agent options, December 31, 2020	452,523	8.02
Expired	(6,597)	52.68
Outstanding agent options, December 31, 2021	445,926	$7.51

On December 31, 2021 agents’ options outstan
d
ing are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
28-Jul-20	1,702	1,702	$20.49	28-Jul-22	0.57
29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.75
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.75
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	2.50
Total	445,926	445,926	7.51		3.56

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

18.	SHARE CAPITAL (CONT’D )

(e)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

Transactions for the year ended December 31, 2021 are as follows:

a.	During the year, 68,647 share purchase warrants expired at an average price of $62.87.
b.	In February 2021, 88,911 tradeable warrants were exercised at $6.85 for total proceeds of $609,040.
c.	In October 2021, 205,504 tradeable warrants were exercised at $6.85 for total proceeds of $1,407,702.
d.	On December 7, 2021, 250,000 warrants were exercised at $4.00 for total proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was also transferred to share capital.
e.	See Note 15 for warrants issued in the debenture financing. These warrants have met the criteria of a liability instrument on these financial statements.

Share purchase warrant transactions subsequent to the year-end are as follows:

On January 11, 2022, as part of the capital raise, as more fully described in the subsequent events Note 31(e), the Company issued 9,999,999 share purchase warrants at an exercise price of $2.30 per share. Each Warrant was exercisable immediately and has a term of five years from the issue date.

Transactions for the year ended December 31, 2020 are as follows:

a)	On June 23, 2020, as part of the 10 % convertible debenture referred to in 14(c), the Company issued 10,897 share purchase warrants at an exercise price of $34.12 with an expiry of June 23, 2021.
b)	On July 28, 2020, as part of the capital raise per 17(b)(ii), the Company issued 74,138 share purchase warrants at an exercise price of $ 20.47 with an expiry date of July 28, 2022.
c)	On September 29, 2020, the Company issued 2,100,000 share purchase warrants as part of the units offered and sold in its initial public offering, which included one common share and one warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. These warrants trade on Nasdaq under the symbol STYA-W and were valued at the residual value of $1.27 per warrant for total value of $2,667,000 including in reserves.
d)	On December 31, 2020, the Company issued 1,294,500 share purchase warrants to the investors who participated in the private placement. Each unit consisted of one common share and one share purchase warrant. The warrant has an exercise price of $11.50 USD with an expiry date of June 29, 2024.

Transactions for the year ended December 31, 2019 are as follows:

a.	On August 20, 2019 the Company granted 25,863 share purchase warrants as part of the unit of a private placement. These warrants have an expiry date of August 20, 2021 and an exercise price of $68.63 ($CAD87.00).
b.	On December 23, 2019 the Company granted 54,248 share purchase warrants as part of the unit of a debenture issue. These warrants have an expiry date of December 23, 2022 and an exercise price of $51.18 ($CAD65.25).
c.	Prior to their expiry on March 16, 2019, 80,865 share purchase options were exercised at $68.36 for total proceeds of $5,529,858.
d.	On March 16, 2019, 5,196 share purchase warrants from a private placement, expired at $68.36.
e.	On December 28, 2019, 31,724 share purchase warrants, granted from a debenture issue, expired at $76.90.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

18.	SHARE CAPITAL ( cont’d )

(e)	Share purchase warrants (cont’d)

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2018	149,674		$60.16
Granted	80,110		54.64
Exercised	(80,865)		54.64
Expired	(36,920)		73.22
Outstandin g, December 31, 2019	111,999		$59.02
Granted	3,479,534		8.96
Outstanding, December 31, 2020	3,591,533		$10.55
Granted	2,142,857		4.00
Exercised	(544,415)		5.54
Expired	(68,647)		62.87
Outstanding, December 31, 2021	5,121,328		$7.64

At December 31, 2021, share purchase warrants outstanding and exercisable are as follows
:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
23-Dec-19	54,248	51.22	23-Dec-22
28-Jul-20	74,138	20.49	28-Jul-22
29-Sep-20	1,805,585	6.85	28-Sep-25
31-Dec-20	1,294,500	11.50	30-Jun-24
26-Oct-21	1,892,857	4.00	03-Nov-26
Total	5,121,328	$7.64

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

19.	COST OF SALE S

(in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
Inventory expensed	$4,436	$2,998	$5,985
Royalties	364	257	322
Other expenses	877	1,155	816
Total	$5,677	$4,410	$7,123

20.	SELLING AND MARKETING EXPENSES

(in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
Salaries and related expenses	$2,847	$2,111	$1,555
Advertising and marketing	1,587	1,425	1,700
Travel and conferences	71	156	305
Total	$4,505	$3,692	$3,560

21.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
Salaries and related expenses	$516	$284	$407
Professional services	1,063	294	202
Consulting and director fees	972	1,206	775
Management fees	-	99	317
Travel	85	43	80
Office and general	1,650	603	304
Regulatory and filing fees	178	48	46
Shareholder relations	468	281	192
Total	$4,932	$2,858	$2,323

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

22.	FINANCE EXPENSES

	31-Dec-21	31-Dec-20	31-Dec-19
Interest paid and acretive interest on debentures	$1,893,494	$1,744,120	$693,712
Interest expense on long term debt	4,877	11,107	15,413
Interest on bank loans	22,686	18,532	235,732
Other interest and bank charges	47,704	(3,819)	15,999
Loss (gain) on redemption of debentures	-	(16,712)	-
Interest earned on director's loan	(6,000)	(23,000)	(10,000)
Interest expense on lease obligations	21,279	14,045	11,406
Total	$1,984,040	$1,744,273	$962,262

23.	TRANSACTION COSTS

Transaction costs incurred in 2021 are $1,254,542 which costs of $1,175,573 for the issuance of the convertible promissory note on November 3, 2021, as more fully described in Note 14(e), and $79,069 for the legal and due diligence costs for the acquisition of ClearRF, as more fully described in Note 4.

Transaction costs incurred in 2020 of $1,414,616 are incremental costs that are directly attributable to the uplisting onto Nasdaq and the Company’s associated initial public offering that do not meet the criteria to be treated as a share issuance cost but are disclosed separately as an expense. These transaction costs include a proportion of legal fees, accounting fees as well as 100% of filing fees, marketing costs for the uplisting and the initial public offering, and other professional fees and expenses.

Transaction costs in 2019 was NIL

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

24.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2021	2020	2019

Loss for the year	$(23,625,542)	$(13,591,117)	$(7,658,208)

Expected income tax (recovery)	$(6,379,000)	$(3,670,000)	$(2,067,000)
Change in statutory, foreign tax, foreign exchange rates and other	560,000	(117,000)	67,000
Permanent differences	1,098,000	134,000	309,000
Impact of flow through share
Share issue cost	-	(1,248,000)	(50,000)
Impact of convertible debenture	(24,000)	17,000	107,000
Adjust prior years provision vs statutory tax returns and expiry of non-capital losses	(12,000)	208,000
Expiry of non-capital losses	-	-	9,000
Change in unrecognized deductible temporary differences	4,757,000	4,676,000	1,625,000
Total income tax expense (recovery)	$-	$-	$-

Current income tax	$-	$-	$-
Deferred tax recovery	$-	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2021	2020	2019
Deferred tax assets (liabilities)
ROU assets and lease liabilities	$(21,000)	$(9,000)	$(2,000)
Intangible Assets	(527,000)	(141,000)
Convertible Debenture	(717,000)	(87,000)	(321,000)
Non-capital losses	1,265,000	237,000	323,000
Net deferred tax liability	$-	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2021	Expiry Date Range	2020	Expiry Date Range	2019	Expiry Date Range
Temporary Differences
Receivables	$775,000	No expiry date	$775,000	No expiry date	$-	No expiry date
Property, plant, and equipment and intangibles	3,284,000	No expiry date	2,216,000	No expiry date	1,541,000	No expiry date
Financing cost	5,106,000	No expiry date	5,948,000	2040 to 2044	1,376,000	2039 to 2043
Inventory	4,989,000	No expiry date	1,373,000	No expiry date	-	No expiry date
Allowance for doubtful accounts	715,000	No expiry date	714,000	No expiry date	-	No expiry date
Warrant liability	2,177,000	No expiry date
Allowable capital losses	39,000	No expiry date	39,000	No expiry date	38,000	No expiry date
Non-capital losses available for future periods	43,437,000	No expiry date	30,491,000	see below	20,708,000	see below
Canada	25,285,000	2026-2041	18,553,000	2026 to 2040	10,160,000	2026 to 2039
Israel	18,117,000	No expiry date	11,938,000	No expiry date	10,548,000	No expiry date
United States	35,000	No expiry date	-	No expiry date	-	No expiry date

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended D
e
cember 31, 2021 and 2020

25.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at December 31, 2021, the Company is subject to externally imposed capital requirements arising from the repayment of monthly principal payments on the convertible promissory note outstanding, as described in Note 14. The Company is also subject to a debt covenant in relation to the factoring agreement described in Note 5.

26.	FINANCIAL INSTRUMENTS

Fair Value
.

The convertible promissory note is estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input).

Sensitivity Analysis:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Convertible Promissory Note	The fair value of the convertible promissory note has been calculated using a binomial lattice methodology
Key observable inputs
•
Share price (December 31, 2021: US $3.70)
•
Risk-free interest rate (December 31, 2021: 0.67%)
•
Dividend yield (December 31, 2021: 0%)
Key unobservable inputs
•
Instrument specific spread (December 31, 2021: 45%)
•
Credit spread (December 31, 2021: 9.76%)

The estimated fair value would increase (decrease) if:
•
The share price was higher (lower)
•
The risk-free interest rate was higher (lower)
•
The dividend yield was lower (higher)
•
The instrument specific spread was lower (higher)
•
The credit spread was lower (higher)

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

26.	FINANCIAL INSTRUMENTS (CONT’D)

Convertible Promissory Note, December 31, 2021
	Comprehensive loss
	Increase	Decrease
Expected volatility (10% movement vs. the model input)	32,775	(96,413)
Credit spread (10% movement vs. the model input)	(265,377)	297,216
Instrument specific spread (10% movement vs. the model input)	(265,377)	297,216

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company's customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 24% of the Company's revenue for the year ended December 31, 2021 (2020 -14%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company's standard payment and delivery terms and conditions are offered. The Company's review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As s result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $930,971 (2020-$1,530,667).

More than 50% of the Company's customers have been active with the Company for over four years, and the impairment of $930,971 (2020-$1,530,667) in impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company's wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2021	December 31, 2020
EMEA	$879	$1,246
Australia	119	-
North America	546	1,491
Total	$1,544	$2,737

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

26.	FINANCIAL INSTRUMENTS (CONT’D)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company's plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

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

The Company has a factoring agreement with external funding (Note 6).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

26.	FINANCIAL INSTRUMENTS (CONT’D)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at December 31, 2021 the Company’s exposure to foreign currency risk with respect to financial instruments is as fo
l
lows
:

(in USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:

Current assets
Cash and restricted cash	1,004	484	132	1,788
Trade and other receivables	428	840	276	1,544
Advances to supplier	470	-	-	470
Current liabilities
Bank loan	-	(27)	-	(27)
Accounts payable and accrued liabilities	(309)	(992)	(1,345)	(2,646)
Due to related party		0	0	0
Future purchase consideration	(350)			(350)
Convertible debentures	(3,343)	0	-	(3,343)
Warrant liability	(2,177)	0	-	(2,177)
Total	(4,277)	473	(937)	(4,741)

10% fluctuation in exchange rate	(428)	47	(94)	(474)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved n the fair value of both the convertible promissory note and the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

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

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

27.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,271,532	$1,179,762	$928,637
Share-based payments	235,737	261,794	656.895
Total	$1,507,269	$1,441,556	$1,585,532

Salaries, consulting and directors' fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2021	2020	2019

Selling and marketing expenses	VP Technology/VP Sales International	402	174	210
General and administrative expense	Companies controlled by the CEO, CFO and Directors	869	1,006	718

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

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

28.	SEGMENTED INFORMATION

The Company is domiciled in Canada and it operates and produces its income primarily in Israel, Europe and North America
.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers and is as follows:

External Revenues (in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
EMEA	$3,090	$1,465	$8,166
USA	2,738	2,679	1,062
Canada	1,656	1,691	1,713
Australia and New Zealand	61	155	40
Total	$7,545	$5,990	$10,981

Non-current assets in thousands $	2021	2020
Long term receivable total	$168	$-

Canada	-	-

EMEA	168	-

Right of use assets total	$1,078	$377

Canada	188	279

EMEA	890	98

Loan to director total	$-	$214

Canada	-	-

EMEA	-	214

Equipment total	$268	$55

Canada	34	30

EMEA	234	25

Intangibles-total	$4,351	$6,549

Canada	94	-

EMEA	4,257	6,549

Revenues by product (in thousands)	31-Dec-21	31-Dec-20	31-Dec-19
Cellular boosters and related accessories	4,235	2,666	2,033
Rugged devices and related accessories	3,310	3,324	7,779
Total revenues	$7,545	$5,990	$9,812

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

29.	MAJOR CUSTOMERS

Revenues from three customers of the Company for the year ended December 31, 2021, represent approximately $5,129,000 or 54% of the Company’s total revenues (December 31, 2020, four customers representing $2,445,000 or 41% of total revenues), (December 31, 2019, four customers representing $4,808,000 or 49% of total revenues), of which two of these customers in 2020 required extended payment terms, 50% bad debt provisions were taken on these accounts as part of the Company’s accounting policy for aged receivable provisions
)
.

30.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2021, the Company paid $772,300 (December 31, 2020 - $872,505, December 31, 2019 - $615,151) in interest and $Nil (December 31, 2020 and 2019 - $Nil) in income taxes.

During
the
year ended December 31, 2021, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $910,055 in right of use assets and $833,766 in lease liabilities.
(b)	Issued $560,000 in share capital which was accrued in the prior year for services.
(c)	Issued $36,050 in share capital in settlement of debt.

During
the
year ended December 31, 2020, the Company incurred the following non-cash investing or financing activities:

(a)	Reclassified $40,980 from convertible debenture to share capital as the result of a conversion of $57,692 of debentures into 1,149 shares.
(b)	Recognized $912,916 of accretion of the convertible debentures, classified $56,471 of long-term debt, $127,776 of lease obligations and $6,160,769 of convertible debentures all as current liabilities.
(c)	Issued shares with a value of $710,970 and accrued shares to be issued of $560,000 in exchange for services.
(d)	Recognized $306,085 in right of use assets and lease liabilities.

During
the
year ended December 31, 2019 the Company incurred the following non-cash investing or financing activities:

(a)	Reclassified $98,068 from reserves to share capital as the fair value of agents’ options exercised during the period.

(b)	Reclassified $12,757 from reserves to share capital as the fair value of agents’ options that expired in the period.

(c)	Recognized $331,430 of accretion of the convertible debentures and classified $44,547 of long-term debt as current.

Siyata Mobile Inc.
Notes to the Consolidated Financial Statements
(Expressed in US dollars)
As at and for the years ended December 31, 2021 and 2020

31.	SUBSEQUENT EVENTS

(a)	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share.

In addition, the Company issued 1,480,000 pre-funded units (“Pre-Funded Units”) at $2.29 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $2.30 per share. The warrant is exercisable immediately and has a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised.

The Company concurrently sold an additional 1,304,347 warran
t
s to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date.

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years.

In aggregate, the Company issued 7,215,652 common shares, 1,480,000 Pre-Funded Warrants, 9,999,999 Unit Warrants and warrants, and 434,783 Placement Agent Warrants.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $1,930,913, excluding the cost of the Placement Agent Warrants.

Subsequent to year-end, the 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

( b )
In accordance with the terms of the convertible promissory note agreement with the Lender, as outlined in Note 14(e), in the event of any subsequent capital raises, both the conversion price and the exercise price of warrants are at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants, both the Conversion Price and the Exercise Price will be revised to the offering price. Since the January 11, 2022 common share offering, as more fully described in Note 31(a), were at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants (US$4.00 per common share), both the Conversion Price and the Exercise Price were revised to US$2.30 per common share.

(c)	In addition, as the total gross proceeds of the common share offering, as more fully described in Note 31(a) is in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender of the convertible promissory note described in Note 14(e). A total of US$4,000,000 was repaid to the Lender on January 13, 2022.

(d)
The company issued a total of 3,870,000 options to executives, employees, and consultants. Of these options issued, 3,075,000 were in the form of Restricted Share Units (RSU’s) and 795,000 were stock options with an exercise price of $
1.03
per share. 2,385,000 of the RSU’s vest quarterly over a three-year period with the first vesting occurring on the date of issuance. The remaining
690,000
RSU’s vest on the date of grant. The
795,000
stock options vest quarterly over a three-year period with the first vesting occurring on the date of the grant.

