Form 20-F
period 2022-12-31
Siyata Mobile Inc.
filed 2023-05-15
CIK 1649009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ____________________________________

For the transition period from _________________ to __________________________

Commission File No.: 001-39557

SIYATA MOBILE INC.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1751 Richardson Street, Suite #2207Montreal, Quebec H3K 1G6

Canada

514-500-1181

(Address of principal executive offices)

Marc Seelenfreund

(514) 500-1181

marc@siyata.net

1751 Richardson Street, Suite #2207

Montreal, Quebec H3K 1G6

Canada

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

44,868,560 common shares, no par value per common share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐     No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐     No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐     No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐     No ☐

i

CERTAIN DEFINED TERMS

Unless otherwise indicated, all references to “Siyata,” the “Company,” “we,” “our,” “us” or similar terms refer to Siyata Mobile Inc. and its subsidiaries.

NOTE ON PRESENTATION

Our audited consolidated financial statements for the year ended December 31, 2022, included elsewhere in this annual report on Form 20-F, or the Annual Report, are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements,” which includes information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations and effectively utilize the capital raised therefrom;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to meet the continued listing requirements and standards of the Nasdaq Capital Market, or Nasdaq;

●	our ability to meet our financial operating objectives;

●	the availability of, and our ability to attract, qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and any new business opportunities;

●	our ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights; and

●	the effects of the global COVID-19 pandemic and the war in Ukraine.

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

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses and we may never achieve or maintain profitability.

●	Our consolidated audited financial statements for the fiscal year ended December 31, 2022 includes a “going concern” explanatory paragraph expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

●	In 2022, our independent registered public accountants identified three material weaknesses in our internal controls over financial reporting. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner. In 2021, our independent registered public accountants identified five material weaknesses in our internal controls over financial reporting, which have only been partially remediated.

Risks Related to Our Business and Industry

●	We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

●	We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

●	We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

●	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

●	If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

●	We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

●	The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

●	Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

●	We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

●	We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

●	If we are unable to sell our solutions into new markets, our revenues may not grow.

●	If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

●	A security breach or other significant disruption of our information technology (“IT”) systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

●	We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

●	We have a limited history of contracting with third party manufacturers in Asia for the high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

●	Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Russian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.

●	We rely on industry data and projections which may prove to be inaccurate.

Risks Related to our Reliance on Third Parties

●	As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

●	Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

●	Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

●	If dedicated public safety LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

●	The application development ecosystem supporting our devices and related accessories is new and evolving.

●	Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

●	Our products are subject to risks associated with sourcing and manufacturing.

●	The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

●	Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

●	Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

●	Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

●	We are exposed to risks associated with strategic acquisitions and investments.

●	We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Risks Related to Government Regulation

●	We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non- compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

●	We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

●	Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

●	We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Risks Related to Our Intellectual Property

●	If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

●	Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

●	Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

●	Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

Risks Related to our Locations in Israel and Canada and Our International Operations

●	Conditions in Israel could materially and adversely affect our business.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors named herein in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

●	Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

●	We have operations in China, which exposes us to risks inherent in doing business there.

●	The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, in which we do business could adversely impact our financial performance.

●	Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

●	Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

Risks Related to Ownership of Our Securities

●	We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects. In addition, such funding may dilute our existing shareholders.

●	We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the public offering price you paid for your shares.

●	The conversion of the Lind Partner Note and the exercise of the Lind Partner Warrant or future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

●	If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares and Warrants which could negatively impact the price of our securities and an investor’s ability to sell them. We have until August 21, 2023 to regain compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), resulting from the fact that the closing bid price of the Company’s Common Shares, no par value per share, was below $1.00 per share for a period of 30 consecutive business days.

●	If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

●	We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

●	Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

●	The exercise of the outstanding warrants may further dilute the Common Shares and adversely impact the price of our Common Shares.

●	The market for our Common Shares may not provide investors with adequate liquidity.

●	Since we do not expect to pay any cash dividends for the foreseeable future, investors in our common shares may be forced to sell their stock in order to obtain a return on their investment.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

●	A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to price volatility in our Common Shares.

●	The Company is presently under a cease trading order with the British Columbia Securities Commission, for late filing of the Company’s December 31, 2022 financial statements.

●	The Company has received a notice from NASDAQ that the Company is in default of maintaining a minimum bid price of $1.00 per share. In the event this is not rectified by August 21, 2023, the Company will be de-listed from NASDAQ exchange.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of December 31, 2022, we had an accumulated deficit of $77,818,663. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our independent registered public accounting firm, in its report on our financial statements for the year ended December 31, 2022, concurs with management representation that raises substantial doubt about our ability to continue as a going concern.

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

Our independent registered public accountants have included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2022, concurring with management representation of expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2022 and 2021. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2022 and 2021, our independent registered public accountants identified several material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2022, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to our revenue recognition practices where we do not sufficiently review (i) product returns in relation to product sales and (ii) for title transfer terms to determine when revenue should be recorded. The second material weakness related to insufficient documentation of inventory controls relating to our inventory balances, advances to suppliers, and off-site inventory tracking is limited. The third material weakness related to internal control weaknesses in the capitalization and coordination of development costs to prevent excess payments and erroneously recorded invoices.

For the material weaknesses identified in our 2022 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●

With respect to the revenue recognition practices, management will consistently apply of IFRS15 with respect to the five criterion for revenue recognition, In addition, management will institute peer review of North American sales by the Israeli subsidiary’s chief financial officer and peer review by Company’s Chief Financial Officer of Israeli sales recognition policy on a quarterly basis and engage in dialogue on new customers to ensure the revenue recognition policy and the customer contracts are consistently applied.

●	With respect to the inventory control weaknesses, management will institute the following remediation procedures:

●	Monthly comparison of inventory first and last cost in USD$ between periods to note any changes and to investigate the reason for these discrepancies to provide a more accurate quantum of write downs and consistent costing.

●	The implementation of an IT system to track the inventory movements in North America;

●	Monthly comparison of inventory units between periods to note any changes and to investigate the reason for any inconsistencies.

●	Obtain confirmation of goods in transit with external vendors and consignment customers on a more timely basis.

●

With respect to the development cost weaknesses, the research and development team will be required to approve all invoices from the R&D sub-contractor and ensure they fall within the budget to ensure the amounts capitalized are not in excess of the original budget with its discounted cash flows. Once the R&D team has approved the invoice based on the above criteria, the Company’s Chief Executive Officer will review the documentation and once approved, will forward said documentation to the Company’s Chief Financial Officer in Canada for wire initiation.

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

To date, we have only partially remediated the material weaknesses identified in 2022 and 2021 above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Common Shares to decline.

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

More than 49% and 54% of our revenues for the years ended December 31, 2022 and 2021, were generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers. Our wireless carrier channel partners currently include:

●	AT&T, in the United States;

●	FirstNet, in the United States;

●	Verizon, in the United States;

●	T-Mobile, in the United States;

●	Bell Mobility, in Canada;

●	Rogers, in Canada; and

●	a leading global land mobile radio, or LMR, vendor and distributor in North America and international markets.

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

Our revenues have been primarily in the industrial enterprise market, and we are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets. End customers in the public sector market may remain, for reasons outside our control, tied to LMR solutions or other competitive alternatives to our devices. Sales of our products to these buyers may also be delayed or limited by these competitive conditions. If our products are not widely accepted by buyers in those markets, we may not be able to expand sales of our products into new markets, and our business, results of operations and financial condition may be adversely impacted.

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

We face significant competition in developing and selling our solutions. Our primary competitors in the non-rugged mobile device market include LG Corporation, Apple Inc. and Samsung Electronics Co. Ltd. Our primary competitors in the rugged mobile device market include Sonim Technologies Inc., Bullitt Mobile Ltd., and Kyocera Corporation. We also face competition from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, Motorola, and Tait International Limited. Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, or Wilson Electronics, Nextivity, Inc. and SureCall Company.

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

We have a limited history of contracting with third party manufacturers in Asia for the high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

We have limited history and experience in contracting with third party manufacturers in Asia for the high-volume commercial production of our devices. Because of this limited production history, we face challenges in predicting our business and evaluating its prospects, which may result in breakdowns of our ability to timely supply our devices to our customers. Moreover, we face manufacturing capacity constraints that present further risks to our business. If overall demand of our devices increases in the future, we will need to expand our third party manufacturing capacity in a cost-efficient manner. Failing to meet customer demand due to our failure to successfully address these risks and challenges could adversely impact our reputation and future sales, which would significantly harm our business, results of operations and financial condition.

We face risks related to novel Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, supply chain and financial results.

Our business will be adversely impacted by the effects of the Novel Coronavirus (COVID-19). In addition to global macroeconomic effects, the novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments will cause disruption to our operations, research and development, and sales activities. Our third-party manufacturers, third-party distributors, and our customers have been and will be disrupted by worker absenteeism, quarantines and restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our activities or the operations of our third-party manufacturers and third-party distributors, the supply of our products will be delayed, which could adversely affect our business, operations and customer relationships. In addition, the novel Coronavirus (COVID-19) or other disease outbreak will in the short-run, and may over the longer term, adversely affect the economies and financial markets of many countries, resulting in an economic downturn that will affect demand for our products and impact our operating results. There can be no assurance that any decrease in sales resulting from the novel Coronavirus (COVID-19) will be offset by increased sales in subsequent periods. Although the magnitude of the impact of the novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products in a timely manner or meet required milestones or customer commitments.

Our business has not experienced any material impact from supply chain disruptions brought about by the novel Coronavirus (COVID-19) pandemic, however there is no certainty that this will continue into the future. Management is carefully monitoring the situation and is working with its partners, suppliers and manufacturers to ensure minimal impact on its business.

Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Russian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.

In February 2022, the Russian Federation invaded Ukraine. As a result of the invasion, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus and certain of their citizens. While we currently have no customers or suppliers located in Belarus, the Russian Federation or Ukraine, nor have we experienced any supply disruptions directly related to the Russian invasion of Ukraine as we do not knowingly source any materials originating from Belarus, the Russian Federation or Ukraine, as the war in Ukraine continues or possibly escalates, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our customers, operations and our supply chain. The impact of the conflict and related sanctions on the world economy are subject to rapid change and are difficult to predict. The war has created disruptions in the supply chain for certain of our products which, to date, has not had a substantive impact on our operations. None of our critical raw materials are sourced from, and none of our finished products are manufactured in, the sanctioned regions. We have no operations or other projects in that region.

We are monitoring any broader economic impact from Russia’s invasion of Ukraine and the ongoing war between the two nations, including heightened risk of cyberattacks, increased prices of fuel and other commodities, and potential impacts to our partners’ supply chains. Our financial condition, results of operations, and cash flows may be materially adversely affected, but the specific impact on our financial condition, results of operations, and cash flows is currently difficult to determine.

We rely on industry data and projections which may prove to be inaccurate.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. These industry data, including the vehicle communications industry, include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The vehicle communications industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Common Shares. In addition, the rapidly changing nature of the vehicle communications industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

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

For our fiscal years ended December 31, 2022 and 2021, we derived 49% and 46% of our revenue, respectively, from five customers/channel partners. Any termination of a business relationship with, or a significant sustained reduction in business from, one or more of these channel partners/customers could have a material adverse effect on our operating results and cash flows.

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

Our sourcing operations may also be hurt by health concerns regarding the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the novel Coronavirus (Covid-19) and its potential impact on our financial results) in countries in which our merchandise is produced. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from our products. Furthermore, changes in U.S. trade policies, including new restrictions, tariffs or other changes could lead to additional costs, delays in shipments, embargos and other uncertainties that could negatively impact our relationships with our international suppliers and materially adversely affect our business. These and other issues affecting our international suppliers or internationally manufactured merchandise could have a material adverse effect on our business, results of operations and financial condition.

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

Many of our public sector end customers rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. Any reduction in federal funding for local public safety or other public sector efforts could result in our end customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to “sanctuary cities” may result in a reduction in federal funds available to our current or potential end customers. Additionally, any future U.S. government shutdowns could result in delayed public safety spending or re-allocation of funding into other areas of public safety. If federal funding is reduced or eliminated and our end customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

Current or future economic uncertainties or downturns could adversely impact our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, inflation, changes in general interest rates, decisions of central banks, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks in North America, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the growth rate of our business.

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

International Financial Reporting Standards and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, asset impairment, inventories, customer rebates and other customer consideration, tax matters, and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may also require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, accounting for leases and other areas could require us to make significant changes to our accounting systems, impact existing debt agreements and result in adverse changes to our financial statements.

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

Later in 2021 and into 2022, the U.S. Administration replaced the Section 232 tariffs on steel and aluminum imports from the EU with a tariff rate quota system (TRQ), replaced the Section 232 tariffs on steel imports from Japan with a TRQ (the Section 232 aluminum imports from Japan are still in effect) and, as of March 2022, replaced the Section 232 tariffs on steel and aluminum imports from the UK with a TRQ. To date, the US Administration has kept in place all of the Section 301 tariffs on Chinese imports, which might influence importers to shift away from China and reorganize supply chains or otherwise cause decreased trade altogether – both imports and exports – raising prices and reducing options for consumers and businesses in the U.S. While a number of exclusions and extensions to these tariffs exist and evolve within the current administration, retaliatory actions by other nations remain a possibility.

In 2022, five nations had levied retaliatory tariffs up to 70 percent on approximately $73.2 billion of U.S. exports. These tariffs do not include retaliation by Canada and Mexico; following the reversal of U.S. steel and aluminum tariffs, both Canada and Mexico withdrew their retaliatory tariffs of 7 percent to 25 percent on approximately $20 billion of U.S. exports. These tariffs also no longer include retaliation by the EU, as it cancelled its retaliatory tariffs in exchange for the United States replacing the aluminum and steel tariffs with a TRQ for EU imports.

The invasion of Ukraine by Russia has resulted increased sanctions on trade with Russia which could reverberate to other countries, other economies and other markets. On February 24, 2023, the United States, in coordination with allies and G7 partners, announced a new set of sanctions, export controls and tariffs targeting key, revenue-generating sectors of the Russian economy and restricting trade with over 200 persons, including both Russian and third-country actors across Europe, Asia and the Middle East. These new measures, taken by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, US Department of Commerce’s Bureau of Industry and Security, or BIS, Office of the US Trade Representative, or USTR and U.S. Department of State, mark the one-year anniversary of Russia’s war against Ukraine. These measures include the following:

●	OFAC: (i) announced a new determination targeting the metals and mining sector of the Russian Federation economy under Executive Order 14024; (ii) added 83 entities and 22 individuals to the Specially Designated Nationals and Blocked Persons List, including over 30 third-country individuals and entities, resulting in the freezing of their assets within U.S. jurisdiction and prohibitions on transactions by U,S, persons or within the U.S. that involve such persons and their 50 percent or more owned entities; and (iii) made additions and revisions to several existing general licenses.

●	BIS: (i) announced four new rules targeting Russia’s defense-industrial base and military and third countries supporting Russia; (ii) expanded export controls under the Export Administration Regulations, including licensing requirements on several commercial and industrial items; and (iii) added 86 entities to the Entity List determined to have engaged in sanctions evasion and backfill activities in support of Russia’s defense-industrial sector, prohibiting the targeted companies from purchasing items, such as semiconductors, whether made in the US or with certain US technology or software abroad.

●	USTR announced additional tariff increases, primarily targeting metals, minerals and chemical products.

These sanctions, export controls and tariffs are part of the U.S.’s ongoing to impose economic costs on Russia in response to its actions in Ukraine.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. Section 201, the U.S. Travel Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international presence, we may engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. OFAC rules prohibit U.S. persons from engaging in, or facilitating a foreign person’s engagement in, transactions with or relating to the prohibited individual, entity or country, and require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate, including Canada and the United Kingdom, also maintain economic and financial sanctions regimes.

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

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights, and because our products are comprised of complex technology, we are often involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third parties. Third parties have asserted, and in the future may assert, intellectual property infringement claims against us and against our channel partners, end customers and suppliers. For example, we had been approached by Wilson Electronics about potential infringement of several of their patents involving cellphone boosters. As a result, the Company entered into a product technology licensing agreement with Wilson Electronics that resolved their claim whereby Wilson is entitled to a 4.5% licensing fee on the revenues earned by the Company for every booster product sold Many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenues from product manufacturing companies. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. Defending any such claims, with or without merit, including pursuant to indemnity obligations, could be time consuming, expensive, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products or reduce our margins. If we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be significantly harmed.

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

A number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. This pattern of activity erupts from time to time with varying degrees of intensity and for varying periods of time and typically ends with a cease fire until hostilities flare up again.

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

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Montreal, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

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

The market for our Common Shares may not provide investors with adequate liquidity.

Liquidity of the market for our Common Shares depends on a number of factors, including our financial condition and operating results, the number of holders of our Common Shares, the market for similar securities and the interest of securities dealers in making a market in the securities. We cannot predict the extent to which investor interest in the Company will maintain a trading market in our Common Shares, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling Common Shares that they hold.

Since we do not expect to pay any cash dividends for the foreseeable future, investors may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their Common Shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Common Shares.

Outstanding warrants and future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

As of December 31, 2022, we had 44,868,560 Common Shares issued and outstanding. As of May 14, 2023, up to an additional 17,015,084 Common Shares underlying outstanding warrants that have been registered with the SEC for resale are unrestricted and freely tradeable. We also have other outstanding unexercised agents’ options to purchase 931,507 Common Shares as of May 14, 2023 that expire between June 30, 2024 and March 8, 2027. If the holder of our free trading shares wanted to sell these shares, there might not be enough purchasers to maintain the market price of our Common Shares on the date of such sales. Any such sales, or the fear of such sales, could substantially decrease the market price of our Common Shares and the value of your investment.

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

On August 26, 2022 we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying us that we were not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), resulting from the fact that the closing bid price of the Company’s Common Shares was below $1.00 per share for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were given a period of 180 calendar days, or until February 22, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. We did not regain compliance by such date and submitted a written request to the Nasdaq to afford us an additional 180-day compliance period to cure the deficiency. On February 23, 2023, we received written notification from the Listing Qualifications Department of Nasdaq our request for a 180-day extension to regain compliance with Nasdaq’s minimum bid price requirement until August 21, 2023. If at any time prior to August 21, 2023, the bid price of the Common Shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, we will regain compliance with the Bid Price Rule. If we do not regain compliance with the Bid Price Rule during the additional 180-day extension, Nasdaq will notify us that our Common Shares will be delisted. At that time, we may appeal the delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if we do appeal the delisting determination by Nasdaq to the hearings panel, that such appeal would be successful. We intend to actively monitor the closing bid price of our Common Shares and may, if appropriate, consider implementing available options to regain compliance with the Bid Price Rule under the Nasdaq Listing Rules.

Nasdaq’s extension notice has no immediate effect on the listing or trading of the Common Shares, which will continue to trade on the Nasdaq Capital Market under the symbol “SYTA.”

If the Common Shares are not listed on Nasdaq at any time after this offering, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity;

●	a determination that the Common Shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Common Shares;

●	a limited amount of news and analyst coverage for our Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Upon delisting from the Nasdaq Capital Market, our Common Shares would be traded over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Capital Market, or Exchange-listed Stocks. Many OTC stocks trade less frequently and in smaller volumes than Exchange-listed Stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the values of OTC stocks are often more volatile than Exchange-listed Stocks. Additionally, institutional investors are usually prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

In addition, if our Common Shares are delisted, your ability to transfer or sell your Common Shares may be limited and the value of those securities will be materially adversely affected.

If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Bulletin Board does not meet such requirements and if the price of our Common Shares is less than $5.00 and our Common Shares are no longer listed on a national securities exchange such as Nasdaq, our stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and dated acknowledgment of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Shares, and therefore shareholders may have difficulty selling their shares.

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

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain Common Share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on shares outstanding as of May 15, 2023, our executive officers and directors, together with entities affiliated with such individuals, along with our largest shareholder, will beneficially own approximately 13.0% of our Common Shares based on 80,028,404 Common Shares issued and outstanding on such date.

As of December 31, 2022, the Company had 44,868,560 Common Shares issued and outstanding.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, our independent registered public accountants identified three, six and two material weaknesses, respectively, in our internal control over financial reporting.

We have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as described above. These measures have only partially remediated the material weaknesses identified in 2022 and 2021 as discussed above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting, cause the market price of our Common Shares to decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

The Company’s common shares were previously listed on the TSX Venture Exchange (the “TSXV”) under the symbol “SIM” and the Company voluntarily delisted from the TSXV at the end of trading on October 19, 2020. Our shares traded on the OTCQX under the symbol “SYATF” from May 11, 2017 until September 25, 2020, at which time our shares were listed on the Nasdaq Capital Market.

On January 2, 2021, we announced the closing of a previously announced private placement led by Phoenix Fund of 129,450 units of the Company at a price of $100 per unit for aggregate gross proceeds of $12,945,000 USD. Each Unit consisted of ten Common Shares of the Company and ten Common Share purchase warrants. Each warrant entitles the holder thereof to acquire an additional Common Share of the Company at a price of $11.50 for a period of 42 months from the date of issuance.

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

On August 20, 2021, we were informed by the British Columbia Securities Commission that it had issued a cease trading order due to our failure to timely file its interim financial report for the period ended June 30, 2021, interim management’s discussion and analysis for the period ended June 30, 2021 and certification of interim filings for the period ended June 30, 2021. We filed our financial statements and other outstanding materials on October 14, 2021 and the cease trading order was revoked on October 15, 2021.

On October 27, 2021, we entered into a securities purchase agreement relating to the purchase and sale of a senior secured convertible note (the “Lind Note”) for gross proceeds of $6,000,000 with Lind Global Partners II, LP, or Lind, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together “Lind”) which closed on November 3, 2021. The purchase agreement provided for, among other things, the issuance of a $7,200,000 Note with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of $10.00 per share of the Company’s Common Shares. The Company is required to make principal payments in 18 equal monthly installments commencing 180 days after funding. At the discretion of the Company, the repayments can be made in: (i) cash; (ii) Common Shares (after Common Shares are registered) (the “Repayment Shares”); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the Common Shares (the “Repayment Price”). The Company has the right to buy-back the outstanding face value of the Note at any time with no penalty (“Buy-Back Right”). Should the Company exercise its Buy-Back Right, Lind will have the option to convert up to 25% of the face value of the Note at the lesser of the conversion price of the Notes or the Repayment Price. Additionally, the Note ranks senior to other Company debt, excluding certain debt facilities, and is secured over Company assets, as more fully detailed in the Purchase Agreement and Note. Further, the purchase agreement provided that Lind will also receive a Common Shares purchase warrant to purchase up to 2,142,857 shares of the Company’s Common Shares (“Lind Warrant”). The Lind Warrant may be exercisable with cash payment for 60 months with an exercise price of $4.00 per Common Share (as later adjusted) and may be exercised on a cashless basis in the event that a registration statement covering the underlying Common Shares is not deemed effective. Both the Lind Note and the Lind Warrant contain certain anti-dilution protection in certain circumstances. The Company’s registration statement covering the Common Shares underlying the Note and Warrant was declared effective on December 3, 2021.

The Lind Note was repaid in full on November 14, 2022. Of the total repayment of principal and interest, the Company paid Lind $8,137,702 in cash and issued Lind 13,112,255 Common Shares. The Securities Purchase Agreement pursuant to which Lind Partners acquired the Lind Notes prohibits the Company from entering into any Prohibited Transactions without Lind’s prior written consent, until thirty days after such time as the Lind Note has been repaid in full and/or has been converted into Common Shares. That agreement also provides to Lind a 10 day right of first purchase if the Company makes a public offer of its Common Shares. On October 9, 2022, Lind entered into an agreement pursuant to which they waived such provisions in consideration of participating in the Company’s offering that closed on October 12, 2022 and receiving without payment therefor Common Share purchase warrants in the private placement to acquire up to 1,739,130 Common Shares at an exercise price of $0.23 per Common Share (the “Lind Waiver Warrants”). Lind did not exercise any of said Lind Waiver Warrants and did not participate in the Warrant Exercise Agreement discussed below.

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

On May 24, 2022, we received a letter from Davidson & Company LLP (“Davidson”) that stated that Davidson did not wish to be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Davidson ceased to serve as the Company’s independent registered accounting firm as of May 24, 2022. The Company requested that Davidson respond fully to the inquiries of Friedman, LLP, the Company’s successor independent registered public accounting firm, and Davidson agreed to cooperate with the Company and Friedman with respect to the transition. During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through the filing of the Company’s Report of Foreign Private Issuer on Form 6-K on May 31, 2022, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson, would have caused Davidson to make reference to the subject matter of such disagreements in connection with its report. Davidson’s report on the consolidated financial statements for the Company’s fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that Davidson’s report for the years ended December 31, 2021 and 2020 contained an explanatory paragraph indicating that there was substantial doubt about the ability of the Company to continue as a going concern. In a separate correspondence, Davidson identified five material weaknesses in our internal controls over financial reporting. During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, there had been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except for certain material weaknesses in the Company’s internal control over financial reporting.

On May 24, 2022, management of the Company notified Friedman LLP, or Friedman, that Friedman had been approved by the Company’s audit committee of the board of directors and the board of directors as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. Friedman LLP combined with Marcum LLP, or Marcum, effective September 1, 2022. During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, the Company did not consult with Friedman or Marcum with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s financial statements, and no written report or oral advice was provided to the Company by Friedman or Marcum that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was subject to any disagreement, as defined in the United States Securities and Exchange Commission’s Regulation SK, Item 304(a)(1)(iv) and the related instructions thereto, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

As part of the Company’s normal quarterly reporting process for the six months ended June 30, 2022, management and the Audit Committee concluded that a material error was made related to the accounting for the warrants entered into on January 11, 2022 (the “January Warrants”) and therefore were misstated in the Company’s March 31, 2022 prior period financial statements, or Prior Period Financial Statements. There was no impact on any of the year end financial statements previously filed. On August 15, 2022, management and the Audit Committee determined that the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022, filed with the SEC on Form 6-K on May 17, 2022 should no longer be relied upon due to an error in the accounting treatment for the classification of the Company’s January Warrants as equity rather than as a derivative liability. In addition, investors were advised that they should no longer rely upon any communications relating to these condensed consolidated unaudited interim financial statements. The Company determined that the January Warrants should be accounted for as a derivative liability in accordance with International Accounting Standards No. 32.6 and International Financial Reporting Standards No. 9 that deal with the measurement of financial assets and financial liabilities. As a result of this change, the January Warrants for 9,999,999 Common shares have been classified as liabilities rather than equity, the fair value of the January Warrants decreased by $2.9 million, transaction costs increased by $0.96 million and the fair value loss increased by $0.96 million for the three months ended March 31, 2022. The Company filed its restated condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022 as Exhibit 99.1 to its Form 6-K with the SEC on August 18, 2022 together with its restated Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2022.On July 1, 2022, the Company filed a “shelf” registration statement with the SEC covering $100 million aggregate amount of Common Shares, warrants to purchase Common Shares or debt securities, or any combination thereof, subscription rights evidencing the right to purchase Common Shares or debt securities, or any combination thererof, purchase contracts to purchase Common Shares, warrants, rights, debt securities, or any combination thererof, as well as units that include any of these securities. That registration statement was declared effective by the SEC on July 18, 2022.

On October 10, 2022, we entered into a Securities Purchase Agreement or the Purchase Agreement with certain institutional investors named therein (the “Purchasers”), pursuant to which we agreed to issue and sell, in a registered direct offering from the shelf: (i) 15,810,000 Common Shares, (ii) 1,590,000 pre-funded warrants, or the Pre-Funded Warrants and, (iii) in a private placement under Rule 506 of Regulation D, 17,400,000 warrants, or the Purchase Warrants at a combined purchase price of $0.23 per Common Share and Purchase Warrant if purchasing the Common Shares, or $0.22 per Pre-Funded Warrant and Purchase Warrant if purchasing the Pre-Funded Warrants. Each Purchase Warrant entitles the Purchaser to purchase one Common Share for a period of five years from the date of issuance for an exercise price of $0.23 per share. The Purchase Agreement contained customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The offering closed on October 13, 2022 resulting in gross proceeds of approximately $4.0 million.

On November 22, 2022, the Company filed a registration statement with the SEC registering the resale, from time to time, by the selling shareholders named therein of up to 17,400,000 of our Common Shares issuable upon the exercise of the Common Share purchase warrants issued to the Selling Shareholders in a private placement pursuant to the Securities Purchase Agreements dated October 10, 2022 by and between the Selling Shareholders and the Company. That registration statement went effective on December 15, 2022.

On December 26, 2022, we were notified that there had occurred a significant infiltration of water into our warehouse premises located at 1751 Richardson, Suite 2207, Montreal, Quebec, Canada, due to a leaking water pipe in the floor above (which floor is not leased by the Company). Upon inspection of the premises, we believed that there could be substantial damage to our warehoused inventory of communication devices and signal boosters, the dollar value of which was presently not determinable. We are continuing to assess the potential damages, which will require a special inspection to determine the condition of the merchandise. Management believes that any damage is covered by its current property insurance policy and has filed a claim with our commercial property insurer whose policy covers the selling price of damaged inventory. Because we store similar inventory in another location, we did not believe that this event would result in any interruption of our sales activities, and thus future revenues should not be impacted by the water damage to the subject inventory. Only new, non-damaged, quality products will be shipped to our customers. From a balance sheet and income statement perspective, any damaged inventory will be considered impaired and written off (expensed) on the Company’s income statement as an impairment due to the water damage, and the inventory values will be reduced on the balance sheet by the amount of the damages in the fourth quarter of 2022. Any insurance proceeds receivable will be recorded as income in the quarter (likely in 2023) when it is at least virtually certain that the proceeds to be paid by the Company’s insurer have been agreed by both parties. Under international accounting standards, insurance proceeds are accounted for as “reimbursements” and would be recognized as a separate asset (with related income) when the recovery is virtually certain.

On January 18, 2023, we entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants, or Existing Warrants, to purchase up to an aggregate of 18,042,857 of the Company’s Common Shares. The gross proceeds to the Company from the exercise of the Existing Warrants totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and estimated offering expenses. In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders received new unregistered warrants, or New Warrants, to purchase up to an aggregate of 18,042,857 Common Shares (equal to 100% of the Common Shares issued in connection with the exercise) in a private placement pursuant to Section 4(a)(2) of the Securities Act. In connection with the warrant exercise, the Company also agreed to reduce the exercise price of the Existing Warrants from $0.23 to $0.20 per share. The warrant exercise agreements and the New Warrants each include a beneficial ownership limitation that prevents the warrant holder from owning more than 4.99% (which may be increased to 9.99% in accordance with the terms of the New Warrants) of the Company’s outstanding Common Shares at any time. The New Warrants are exercisable immediately upon issuance at a cash exercise price of $0.20 per share and have a term of exercise equal to five years. However, the holder of the New Warrant may also effect an “alternative cashless exercise” on or after the earlier of: (i) one hundred and eighty (180) day anniversary of the initial exercise date (January 19, 2023) or (ii) the day after effectiveness of the registration statement of which this prospectus is a part. In such event, the aggregate number of Common Shares issuable in such alternative cashless exercise pursuant to any given notice of exercise electing to effect an alternative cashless exercise will equal the product of (x) the aggregate number of Common Shares that would be issuable upon exercise of the New Warrant in accordance with the terms of the New Warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (y) 1.0, which would result in an effective exercise price of $0 at such time. In connection with the exercise of the Existing Warrants, the Company reduced the exercise price of 2,989,130 of certain of its remaining unexercised Common Share purchase warrants from $0.23 per Common Share to an exercise price of $0.20 per Common Share, which warrants may subsequently be repriced to $0 if the cashless exercise price of the New Warrants is triggered. However, previously issued warrants: (i) for 1,805,585 Common Shares that currently trade on the Nasdaq Capital Market under the symbol “SYTAW” that have an exercise price of $6.85 per share; (ii) for 1,294,500 Common Shares that were issued in a private transaction that have an exercise price of $11.50 per share; and (iii) for 9,999,999 Common Shares that were issued in a private transaction that have an exercise price of $2.30 per share are not required by their terms to be repriced.

On February 15, 2023, we filed a registration statement with the SEC registering for resale, from time to time, by the selling shareholders named therein up to 19,781,987 of our Common Shares issuable upon the exercise of: (i) the Common Share purchase warrants for 18,042,857 Common Shares (the “New Warrants”) issued to certain of the selling shareholders in a private placement pursuant to Warrant Exercise Agreements dated January 18, 2023 by and between those selling shareholders and the Company and (ii) upon the exercise of the Lind Waiver Warrants (defined therein) for 1,739,130 Common Shares issued to Lind under the securities purchase agreement dated October 27, 2021. That registration statement went effective on March 30, 2023.

Our auditor has agreed with management’s decision to include a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2022, expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us. The Canadian registered office of the Company is located at 885 West Georgia Suite 2200, Vancouver, British Columbia V6C-3E8 and our warehouse and Canadian sales headquarters is located at 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada. Our agent for U.S. federal securities law purposes is c/o Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Siyata Mobile Inc.
100%
100%
100%
Siyata Mobile (Canada) Inc.
British Columbia, Canada
Queensgate Resources Corp.
British Columbia, Canada
Signifi Mobile Inc.
Montreal, Canada
100%
100%
100%
Siyata Mobile Israel Ltd.
Israel
Queensgate Resources US Corp.
Nevada, USA
Clear RF Nevada Inc
Nevada, USA
100%
Clear RF LLC
Montreal, Canada

Our website address is https://www.siyatamobile.com/. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

B.	Business Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular-based communications solutions over advanced mobile networks under the Uniden® Cellular and Siyata brands to global first responders and enterprise customers. Siyata’s three complementary product categories include rugged handheld mobile devices and in-vehicle communications solutions for first responders, enterprise customers, commercial fleet vehicles and industrial workers, and cellular amplifiers to boost the cellular signal inside homes, and buildings and vehicles.

Our customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the United States, Canada, Europe, Australia and the Middle East.

Products

The Company develops, markets and sells a portfolio of rugged handheld Push-to-Talk over Cellular (“PoC”) smartphone devices. These rugged business-to-business (“B2B”) environments are focused on enterprise customers, first responders, construction workers, security guards, government agencies, utilities, transportation and waste management, amusement parks, and mobile workers in multiple industries.

Prior to 2021, Siyata sold rugged handsets, such as the Uniden UR5 and Uniden UR7 only in international markets. In Q2 2022, Siyata unveiled its next generation rugged device, the SD7. The SD7 is Siyata’s first mission critical push-to-talk device (“MCPTT”) and is also the first rugged handset that Siyata announced in North America in the fourth quarter of 2021, and is now shipping in North America, Europe, The Middle East and Australia. The SD7 Rugged PTT Handset is targeting first responders and enterprise customers who have previously used traditional legacy two-way Land Mobile Radios (“LMR”) but who would prefer a solution that provides wide-area coverage like a cellular device, and also one that provides the same core functionality of Push-to-Talk that they used with their previous older technology.

Our second product category is purpose built In-Vehicle communication devices. In Q4 2021, Siyata launched the VK7, a first-of-its-kind, patent-pending vehicle kit with an integrated 10-watt speaker, a simple slide-in connection sleeve for the SD7 Handset, and an external antenna connection for connecting an antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (“LMR”) device. The VK7 has been uniquely designed to be used with the SD7 Handset, while connecting directly into the vehicle’s power and can also connect to a Uniden cellular amplifier for better cellular connectivity. The VK7 can also be equipped with an external remote speaker microphone (“RSM”) to ensure compliance with hands-free communication legislation.

VK7 Vehicle Kit

The Uniden® UV350 4G/LTE, is a purpose built In-Vehicle communication device designed specifically for professional vehicles such as trucks, vans, buses, emergency service vehicles and other enterprise vehicles. This platform is designed to facilitate replacement of the current in-vehicle, multi-device status-quo with a single device that incorporates voice, PoC, data, fleet management solutions and other Android based professional applications. The UV350 also supports Band 14 for the First Responder Network Authority, or FirstNet®, compatibility which is the U.S. First Responders 4G/LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

UV350 In-Vehicle Device

The aforementioned portfolio of solutions offers the benefits of PoC without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (“LMR”). Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative PoC product lines are helping to service the generational shift from LMR to PoC. According to VDC Research, the LMR market is growing at a 5.9% compound annual growth rate, while the PoC market is growing at 13.6% CAGR and annual PoC shipments are expected to grow to 2.7 million in 2023.

Qualifications for the UV350 In-Vehicle device with North American carriers began with Bell Mobility in late Q4 2018, at AT&T as well as at its first responder cellular network FirstNet®, in late Q2 2019, with Rogers Wireless and Verizon Wireless in Q4 2019, and internationally with Telstra in Q4 2021. These were major milestones for the Company following Siyata’s seven years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, The Middle East and other international markets.

Cellular boosters are our third product category with approximately 30 million of these devices sold globally every year. Siyata manufactures and sells Uniden® Cellular boosters and accessories for enterprise, first responder and consumer customers with a focus on the North America markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles; but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download scripts; for remote workers who require strong clear cellular signals; and for first responders where connectivity literally means the difference between life and death - just to name a few examples. The vehicle vertical in this portfolio complements Siyata’s in-vehicle and rugged handheld smartphones as these sales can be bundled through the Company’s existing sales channels.

Uniden U70P In-Building Booster	Uniden UM50 In-Vehicle Booster	Uniden UM2M In-Vehicle Booster

We offer a full line of cellular boosters, to boost cellular reception, under the brand name Uniden®. We have entered into a partnership whereby Uniden America Corporation, the North American subsidiary of Japan-based Uniden Corporation, has granted the exclusive license to us to market cellular signal boosters under the Uniden® brand name within the U.S. and Canada, on a rolling three year contract term, with the current extension expiring December 31, 2031 unless sooner terminated pursuant to the terms of this Agreement. As a world-wide leader in wireless communications, Uniden America Corporation manufactures and markets wireless consumer electronic products. Based in Fort Worth, Texas, Uniden sells its products through dealers and distributors throughout North, Central and South America. Uniden Cellular booster kits solve issues of poor reception, dropped calls, lost data and transmission quality issues that users routinely experience on every cellular network. These easy-to-install cellular booster kits are designed for homes, cabins, offices, and buildings to improve the cellular signal reception indoors, allowing people to use their cellular phones indoors where they previously could not do so. We also offer models designed for vehicles, both wired and wireless boosters, to improve the cellular reception inside a vehicle that is driving in a weak cellular signal area. Uniden cellular signal boosters offer kits designed to offer cellphone coverage for difference distances, including kits for a small area of 1 or 2 rooms, and more expansive solutions that will cover over 100,000 sq. ft. Our cellular signal boosters are carrier agnostic to ensure the best signal integrity, supporting 2G, 3G, 4G and soon 5G (in development) technologies on all carriers operating in North America.

Customers and Channels

Qualifications for the UV350 In-Vehicle device with North American carriers including Bell Mobility, AT&T (as well as at its first responder cellular network FirstNet®), Rogers Wireless, Verizon Wireless and internationally with Telstra. These are major milestones for the Company following Siyata’s seven years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets.

The North American Tier 1 cellular carriers that Siyata is working with have large scale distribution and sales channels. With an estimated 25 million commercial vehicles including 7.0 million first responder vehicles, the Company sees the North American market as its largest opportunity with a total addressable market over $19 billion. These Tier 1 cellular carriers have a keen interest in launching the UV350 as it allows for new SIM card activations in commercial vehicles and increased ARPU from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle IoT smartphone.

In addition, our rugged handsets are targeted to approximately 47 million enterprise task and public sector workers across North America including construction, transport& logistics, manufacturing, energy & utility, public safety and federal government. As of December 31, 2022, Siyata had secured North American wireless carrier approvals of the SD7 Handset for use on their networks from AT&T, FirstNet, Verizon, and Bell Mobility. During 2023, Siyata has since added T-Mobile and US Cellular to its list of North American wireless carriers who have approved SD7 for use on their networks. Internationally, Telstra from Australia has also approved SD7 for use on their network during 2023.

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

Competition

Rugged Handsets Category

Our direct competitors include Sonim Technologies, Kyocera, and one ruggedized model from Samsung. These competitors also target sales of Push-to-Talk over Cellular (PoC) solutions through wireless carriers in North America and internationally. None of these competitors offer a unique solution like our SD7 Handset which focuses on a simple upgrade from two-way radios, nor do they offer an equivalent to our VK7 Vehicle Kit. These direct competitors focus on more expensive ruggedized Smartphones.

Indirectly, we compete with low-cost Push-to-Talk over Cellular devices designed and developed by various Chinese companies including Telo, Inrico, and others. These products are not approved for sale by North America wireless carriers due to lower overall device specifications which do not meet requirements of North American wireless carriers. These devices are mostly sold in international markets to highly price sensitive customers.

Indirectly, we also compete with traditional two-way LMR radios, also known as “portables” that are carried or worn on a belt and used for PTT communications. These are sold by a small number of large LMR vendors who sell directly to large first responder organizations and to large enterprise customers. They also sell through dealers and distributors to small and medium-sized commercial customers. These products are generally not sold through wireless carriers in North America or internationally. The government and enterprise customers that they target are now often considering the alternative of Push-to-Talk over Cellular since customers do not need to purchase repeaters and towers nor any government licensing for the frequencies that they use. Also, Push-to-Talk over Cellular provides much wider-area coverage, and these PoC solutions tend to be less expensive than traditional LMR radios both to purchase the PoC hardware such as the Siyata SD7 Handset, as well as to subscribe to monthly PoC service from a wireless carrier.

In-Vehicle Category

We do not believe that we have any direct competitors within the in-vehicle market category in North America that provide a dedicated cellular based device for commercial and first responder vehicles, and we believe that no other company offers an In-Vehicle IoT device that is approved for sale in North America by wireless carriers.

We have several indirect competitors. Firstly, customers could choose a handheld phone along with a professionally installed third party car kit. There are car kit providers who attempt to make their car kits compatible with popular handheld phone models. By comparison, the UV350 device offers enhanced audio quality, safety, and reception. Furthermore, the UV350 is always active and can be used in temperature extremes. Furthermore, the UV350 kit is one complete solution from one supplier, as opposed to buying separately from two different companies and assembling a phone and a car kit that offers no proven compatibility.

Our second group of indirect competitors are rugged tablets that can be placed in a mount. The UV350 device offers better audio quality, better safety, better cellular reception, and it is always on and ready to be used. Also, compared to a tablet, the UV350 can also make cellular calls including emergency 911 calls whereas the tablet cannot as it is a data only device.

Our third group of indirect competitors are In-Vehicle Two-way LMR Radios also knows as “mobiles”. Not only can the UV350 make phone calls which the LMR radio cannot, but the UV350 offers much better coverage due to using the cellular network as opposed to a limited two-way radio network. And the UV350 can support downloadable Android apps and can serve as a modem for IoT devices and as a Wi-Fi hotspot for further connectivity options and more.

Our fourth group of indirect competition is a leading global LMR vendor who offers an In-Vehicle device which is a Push to Talk over Cellular device, compatible only with its own OEM’s PTT application, and as it is not a smartphone based device so it does not offer any downloadable apps (fleet management, GPS tracking, live video feed, etc.) nor the ability to make a phone call over the wireless network. This LMR vendor sells the In-Vehicle device directly to customers and through its dealer channel, but not through wireless carriers.

Cellular Boosters Category

Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, Nextivity Inc., and SureCall Company.

Intellectual Property

We own two patents that we acquired from ClearRF, as discussed below, and we have entered into several licensing agreements for the use of a trademark and certain patents.

Uniden America Corporation

In December 2012, Signifi Mobile, the Company’s wholly-owned subsidiary entered into a license agreement with Uniden America Corporation, as amended (the “Uniden Agreement”). The Uniden Agreement provides for the Company to use the trademark “Uniden®”, along with associated designs and trade dress to distribute, market and sell its In-Vehicle device, cellular signal booster and accessories during its term in North America. The agreement includes renewal options up to December 31, 2031 and is subject to certain minimum royalties.

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

 Clear RF, LLC

On March 31, 2021, the Company’s indirectly and wholly-owned subsidiary ClearRF Nevada Inc. acquired all of the issued and outstanding interests of Clear RF, LLC, or ClearRF, a Washington State limited liability company, for a total purchase price of US$700,000 in a combination of cash and Common Shares. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things.” Or IoT, applications. Two patents (described below) held by ClearRF were subsequently transferred and assigned to ClearRF Nevada following the closing of this acquisition.

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

C.	Organizational Structure

Our subsidiaries as of December 31, 2022 are as follows:

Name of Subsidiary	Principal Activities	Place of Incorporation	Ownership
Queensgate Resources Corp.	Inactive	British Columbia, Canada	100%
Queensgate Resources US Corp.	Inactive	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	Inactive	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	R&D and wholesale distribution	Israel	100%
Signifi Mobile Inc.	Wholesale distribution	Quebec, Canada	100%
ClearRF Nevada Ltd.	Inactive	Nevada, USA	100%
ClearRF LLC	Inactive holding patents	Washington, USA	100%

D.	Property, Plant and Equipment

Our warehouse and Canadian sales headquarters are located at 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada, with approximately 5,616 square feet of space. We entered into a lease agreement for its property for a 20-month term, beginning on October 1, 2022, and expiring on May 31, 2024. Under this Lease, we pay net rent of $2.00 per square foot per annum, approximately $11,232 annum, payable in monthly equal installments. Additional warehouse space was leased at 250 Ford Boulevard, town of Chateauguay, Quebec, J6J-4Z2 with approximately 2,837 square feet of space. We entered into a lease agreement for its property for a 26 month term, beginning on April 1, 2022 and expiring on May 31, 2024. Under this Lease, we pay net rent of $11.50 per square foot per annum, approximately $32,625 annum, payable in monthly equal installments.

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

Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular-based communications solutions over advanced mobile networks under the Uniden® Cellular and Siyata brands to global first responders and enterprise customers. Siyata’s three complementary product categories include in-vehicle communications solutions and rugged handheld mobile devices for first responders, enterprise customers, commercial fleet vehicles and industrial workers, and cellular amplifiers to boost the cellular signal inside homes, buildings and vehicles.

On September 25, 2020 the Company listed on the Nasdaq Capital Markets (“Nasdaq”) under the symbol SYTA for its Common Shares, and the Company’s warrants issued on September 29, 2020 at $6.85 are traded under the symbol SYTAW, and expire in five (5) years from the date of issue.

The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8, Canada.

Significant Highlights

The following highlights and developments for the year ended December 31, 2022:

On January 6, 2022, we priced our underwritten public offering of 8,695,652 Common Shares (or pre-funded warrants to purchase Common Shares in lieu thereof) and accompanying warrants to purchase up to 8,695,652 Common Shares. Each Common Share (or pre-funded warrant in lieu thereof) was sold together with one Common Share purchase warrant at a combined effective offering price of $2.30. The Company also granted the underwriter an option to purchase up to an additional 1,304,347 Common Shares and an additional 1,304,347 warrants.

On January 18, 2022, we announced that we entered into a new distribution agreement with U.S.-based TESSCO Technologies Incorporated, a leading value-added distributor of wireless communications products for network infrastructure, site support, and fixed and mobile broadband networks. Sales through this distribution agreement are expected to begin in the first quarter of 2022.

On February 2, 2022, we announced that Goosetown Communications a division of Goosetown Enterprises, Inc., will introduce the Siyata SD7 device with its Push-to-Talk over Cellular service TeamConnect®.

On February 7, 2022, we announced that we had received $750,000 in purchase orders from an emergency medical service provider and an international defense contractor both located in the European, Middle Eastern and African region with its handheld rugged Push-to-Talk devices.

On February 15, 2022, we announced that at our Annual General Meeting, our shareholders fixed the number of directors at five, approved the nominees of the Board of Directors, approved the appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year, approved the Company’s amended and restated Equity Incentive Plan and approved the Lind financing.

On May 3, 2022, we announced that our SD7 push to talk over cellular device was certified and approved for use on FirstNet®, the first high-speed, nationwide wireless broadband network dedicated to public safety.

On June 7, 2022, we announced that Verizon Communications Inc., the largest mobile cellular telephone operator in the U.S. by total retail connections, agreed to fully integrate our rugged SD7 device into their network.

On June 27, 2022, we announced that our SD7 rugged device first became commercially available on and will be sold through the FirstNet® network and to AT&T Inc.’s enterprise channels.

On July 13, 2022, we announced that Logic Wireless Europe Ltd. a leading distributor of business-critical communication solutions across the United Kingdom, Australia, New Zealand and the Pacific Islands, agreed to introduce the Siyata SD7 rugged PoC device integrated with ChatterPTT.

On July 14, 2022, we announced that we launched a new product, a Siyata High Power User Equipment antenna, in conjunction with Assured Wireless Corporation.

On July 18, 2022, we announced that we signed an agreement with Spain’s Wireless Zeta Telecomunicaciones, S.L., or Azetti, to offer the Company’s SD7 rugged mission-critical push-to-talk device through Azetti’s existing enterprise sales channels.

On July 26, 2022, we announced our SD7 rugged mission-critical push-to-talk device became available for customers who need the integrated industry-leading PTT solutions from TASSTA, a global MCPTT software provider and end-to-end solution for critical communications.

On July 28, 2022, we announced that our SD7 rugged push-to-talk over cellular devices were used to provide critical emergency communications services for the World Athletics Championships “Oregon22” summer games.

On September 1, 2022, we announced that we had received a notification letter dated August 26, 2022 from the Listing Qualifications Department of Nasdaq, notifying us that we were currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), resulting from the fact that the closing bid price of the Company’s Common Shares were below $1.00 per share for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given a compliance period of 180 calendar days, or until February 22, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day Compliance Period and submitted a written request to the Nasdaq to afford it an additional 180-day compliance period to cure the deficiency.

On September 8, 2022, we announced that our SD7 rugged mission-critical push-to-talk device became able to be integrated with CrisisGo Inc.’s Panic App, giving teachers instant access to first responders with a single push of a button.

On September 22, 2022, we announced that we received a purchase order from a federal government contractor who will provide Uniden® cellular booster kits and accessories to the U.S. Navy.

On October 26, 2022, we announced that its SD7+ ruggedized handset would soon be powered with Visual Labs Inc.’s innovative body camera software, eliminating the need for users to carry two separate devices (a communication device and a body camera), creating an ideal upgrade solution from legacy land mobile radio technologies or proprietary stand-alone body cameras.

On October 31, 2022, we announced that we hired telecom industry veteran Dan Leech to join the Company’s sales team.

On November 16, 2022, we announced that Bell Mobility Inc., a leading wireless operator in Canada with more than 10 million subscribers and a division of Bell Canada, agreed to launch Siyata’s rugged SD7 device onto their network in the fourth quarter 2022.

On December 6, 2022, we announced that we added DCS 2 Way Radio Ltd. doing business as RadioTrader, the UK’s and Ireland’s premier two-way radio supplier, as a distributor of our SD7 ruggedized, mission critical PoC device and VK7 vehicle kit accessary in the United Kingdom and Ireland.

Outlook

Siyata has laid the foundation for greater distribution with expanded partnerships, key new sale hires, and expanded product offerings into North America. The pandemic caused by COVID-19 slowed the company’s growth plans for 2021, however business has resumed in 2022 in all three product categories. Management is hopeful that this momentum will continue, in particular, as it leverages its key sales channels, and with its expanded and refreshed product offerings.

Uniden® UV350 | Many large-scale programs were delayed due to the pandemic, therefore creating pent-up demand for this disruptive solution. Active engagements including many customer trials have resumed in 2022 which should translate into robust growth in this product line.

Rugged Handsets | Siyata’s rugged handsets are targeted to the approximately 47 million enterprise task and public sector workers across North America including construction, transport and logistics, manufacturing, energy and utility, public safety, and federal government. To date, Siyata has sold its rugged handsets only in international markets. Siyata expanded its footprint in this product category with the launch of the SD7 device, in the fourth quarter of 2021 in North America. The SD7 is a next-generation device and Siyata’s first mission-critical push-to-talk handset. [Source: U.S. Department of Transportation, VDC Research.]

Cellular Boosters | The pandemic has helped fuel strong demand for Siyata’s boosters in 2020 and 2021. This momentum accelerated in 2022 with programs with existing customers and expanding opportunities in new verticals.

Subsequent Events

On January 9, 2023, we announced that T-Mobile US, Inc. planned to launch Siyata’s rugged SD7 device onto T-Mobile’s United States IoT network in the first quarter 2023.

On January 18, 2023, we announced that we received follow-on orders from an existing customer, a leading Saudi Arabian cellular carrier, for our Uniden® UV350, a 4G/LTE all-in-one in-vehicle communication device.

On January 23, 2023, we announced that we received an order for our next-generation mission critical push-to-talk solution, which includes its SD7 device and related accessories, from a multi-billion-dollar, integrated resort and residential property development located in The Bahamas.

On February 21, 2023, we announced that we had received an order for $750,000 for its next-generation MCPTT solution to equip an independent emergency management service provider. The order included the Company’s SD7 devices and related accessories.

On February 23, 2023, the Company received written notification from the Listing Qualifications Department of Nasdaq granting the Company’s request for a 180-day extension to regain compliance with Nasdaq’s minimum bid price requirement. The Company now has until August 21, 2023 to meet the requirement. If at any time prior to August 21, 2023, the bid price of the Company’s Common Shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Bid Price Rule.

On February 27, 2023, we announced that we had launched the Siyata T600 Cellular Booster for T-Mobile 5G enterprise customers.

On March 6, 2023, we announced that we had successfully donated and deployed its mission critical push-to-talk solution for security and volunteer personnel at the 2023 Special Olympics New York Winter Games in Syracuse, New York.

On March 13, 2023, we announced that we would host an exhibitor’s booth at the International Wireless Communications Expo, or IWCE, 2023. Siyata Mobile will be showcasing our new SD7 Mission Critical Push-To-Talk solution, the SD7+ MCPTT with built in Body Camera and accessories in booth 2125 through the main entrance of the IWCE Welcome Pavilion from March 27-30 at the Las Vegas Convention Center, in the North Hall.

On March 20, 2023, we announced the successful certification and approval of its mission-critical PoC SD7 solution by Telstra, Australia’s largest wireless carrier.

On March 22, 2023, we announced the hiring of Zoila Hernandez as Director of Sales. Ms. Hernandez served as Development Manager for AT&T FirstNet®, a nationwide wireless communications network that was designed and built specifically for first responders. Previously, she served in various senior sales roles throughout the AT&T organization, having joined that firm in 1998.

On March 27, 2023, Siyata announced it is collaborating with CrisisGo to introduce cellular-based paging services.

On April 3, 2023, Siyata announced it had received an order from a US school district, its largest order to date in the Education vertical.

On April 17, 2023, Siyata announced it is accelerating European rollout of SD7 with Entropia Investments BV is commencing to sell Siyata’s SD7 solution.

On April 24, 2023, Siyata announced it has expanded its reseller network for SD7 with the addition of a leading US distributor called Two Way Direct who serves the two-way radio market.

On April 25, 2023, Siyata announced it is participating in 1x1 meetings at the inaugural EF Hutton Global Conference.

On April 26, 2023, Siyata announced its wholly-owned subsidiary, Signifi Mobile, Inc., entered into a Full Factoring Agreement for its accounts receivable with a private Canadian lending company as of April 21, 2023. Under the agreement, Signifi will assign virtually all of its accounts receivable up to $2.0 million to the lender who will pay Signifi 85% of the receivable balance and will charge a fee of 1.8% if the account is not collected in the first 30 days plus additional fees for late payments every 10 days and after 90 days.

On April 27, 2023, Siyata filed Form 12b-25 on Form NT 20-F with the SEC.

On May 3, 2023, Siyata announced its wholly-owned subsidiary, Signifi Mobile, Inc., received a purchase order for over $900,000 to supply a U.S. public school district with its mission-critical PoC (MCPTT) SD7 handsets and accessories.

See also Item 4. A.“Information on the Company – History and Development of the Company.”

Summary Of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters.

	Quarter Ended
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022 (restated)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
Income/(loss)	$(6,588,309)	$(527,948)	$(4,304,088)	$(3,878,909)	$(4,979,661)	$(5,667,937)	$(10,862,538)	$(2,115,406)
Comprehensive income/(loss) for the period	$(6589,329)	$(390,838)	$(4,278,102)	$(3,903,377)	$(4,833,795)	$(5,677,274)	$(10,927,718)	$(2,047,991)
Loss per share	$(0.16)	$(0.03)	$(0.29)	$(0.30)	$(0.99)	$(1.18)	$(2.26)	$(0.45)

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2022

The following is an analysis of the Company’s operating results for the year ended December 31, 2022, and includes a comparison against the year ended December 31, 2021.

Operations:

Revenues for the year ended December 31, 2022, were $6,481,910 compared to $7,545,488 for the year ended December 31, 2021. This decrease of $1,063,578 (14%) is due mainly to the decrease in the sale of boosters by $1,677,000 (negative 39.6%) offset by a $613,422 (18.5% increase) in the sale of rugged devices as a result of the launching of the SD7 in 2022 which accounted for $2.4MM of sales in 2022.

Cost of sales for the year ended December 31, 2022, was $5,092,011 compared to $5,667,317 in 2021. The gross margin dollars for the year ended December 31, 2022 and 2021 was $1,389,899 (21.4% of sales) and $1,868,171 (24.8% of sales),respectively, a negative variance in gross margin by $478,272 (3.4% decrease in gross margin percentage). This relates to the sale of sale of rugged and in-vehicle cellular devices at lower margins compared to the sale of industrial boosters in the USA marketplace at slightly higher margins.

Amortization and depreciation costs for the year ended December 31, 2022 and 2021 were $1,142,165 and $1,008,321, respectively, a negative variance of $133,844. This negative variance is due the additional amortization of the right of use assets in 2022 over 2021 of $124,817, as well as the intangible asset amortization that began for the SD7 in 2022 of $688,566 compared to $469,789 of legacy products in 2021, a negative variance of $218,777 and additional amortization of equipment in the year of $23,896 offset by the additional amortization in 2021 over 2022 of $233,646 related to the Uniden License, the E-wave license and the Clear RF supplier relationship.

Development expenses for the year ended December 31, 2022 and 2021 were $339,828 and $846,242, respectively. This positive variance is due to the decrease of the development costs incurred on the company’s rugged device development program that did not meet the criteria for capitalization was lower in 2022 due to more focused development activities on capitalizable products.

Selling and marketing costs for the year ended December 31, 2022 and 2021, were $4,723,309 and $4,504,992, respectively. This negative variance of $218,317 is due mainly to the increase in promotional costs of $365,503, and travel expense of $98,198 offset by a decrease in our U.S. sales team headcount of $245,384.

General and administrative costs for the year ended December 31, 2022 and 2021 were $7,435,016 and $4,932,450, respectively. This negative variance of $2,502,566 relates mainly to the increase in professional services costs of $1,957,133 related to both the increase in fees for U.S. securities attorney, the additional costs for the annual PCAOB audit, an increase in office and general expenses of $344,119 due to increases in insurance of $275,000 and all costs related to moving and renting temporary space for warehouses space in Israel for $69,119, both included in office and general expenses, increase of $84,751 in salaries expense related to additional employees, additional investor relations costs of $79,662 in 2022 due to engaging U.S. investor relation firms for 2022, the increase of $49,216 in travel costs, the increase in consulting and director’s fees of $198,928 all of which is offset by a decrease in regulatory and filing fees of $211,243 related to decreased expenses in this category.

Inventory Impairment costs for the year ended December 31, 2022, of $ 813,205 versus $3,087,999 in 2021, a positive variance of $2,274,794 relates to the amount of legacy products in inventory has diminished substantially so that the current inventory consists of new products at the beginning of their life cycles. Additional inventory loss of $519,764 related to water damaged inventory in the year ended December 31, 2022 plus an additional $25,203 of losses in the flood due to leasehold improvement and equipment damaged was also recorded.

Bad debts for the year ended December 31, 2022 of $86,103 versus $930,971 in 2021, a positive variance of $844,868. Bad debts in the year in the amount of $86,103. The balance of the bad debt relates to taking 100% provisions on prior year’s receivables.

Intangible Impairment for the year ended December 31, 2022 of $nil versus $4,739,286 in 2021, relates to the impairment of the remaining unamortized intangible cost of rugged devices that the discounted future cash flows was below the carrying costs resulting in impairment in the prior year. Based on valuation for impairment testing of intangibles at December 31, 2022 by an independent valuator concurred with management assessment that there should not be additional impairment in 2022.

Goodwill Impairment for the year ended December 31, 2022 of $nil versus $852,037 in 2021, relates to the impairment of the goodwill on Signifi Mobile Inc. plus impairing the goodwill on the Clear RF acquisition recorded in the year ended December 31, 2021 which fully impaired the goodwill balance.

Share-based compensation costs for the year ended December 31, 2022 was $2,888,704 versus $1,338,931 in 2021, a negative variance of $1,549,773. The increase in share-based compensation relates to the valuation of stock options vested during the period due to the issuance in 2022 of 3,195,000 Restricted share units and 1,145,000 stock options to employees, management and directors in 2022.

Finance expenses for the year ended December 31, 2022 was $181,413 compared to an expense of $1,984,040 in 2021, a positive variance of $1,802,627. This variance consists of the decrease in accretive interest on convertible debentures of $1,806,653 which were all fully repaid in the current year and a $25,586 negative variance in other interest and bank charges.

Foreign exchange loss for the year ended December 31, 2022 was $586,794 compared to $108,632 in 2021, a negative variance of $478,162. This variance resulted from foreign currency fluctuations in the period.

Transaction costs for the year ended December 31, 2022 of $1,398,598 versus $1,254,642 in 2021, a negative variance of $143,956. In 2022, transaction cost related to share issuance costs incurred on the two equity raises undertaken in the year, which were allocated to the warrant liability and expensed when incurred. In 2021, transaction costs for the Clear RF acquisition were $79,069 and were not capitalized since the acquisition was treated as a business combination using the acquisition method of accounting. The costs included are legal fees, due diligence fees, and other professional fees. The costs to obtain the convertible debenture in 2021 of $1,175,573 include finders’ fees, loan processing fees, legal, registration, and accounting fees.

Change in fair value of the convertible promissory note for the year ended December 31, 2022 was a loss in the amount of $4,794,710, compared to $295,492 in 2021 relates to the change in fair value that is recorded as profit in loss during the year. In 2022, this resulted from both the repricing of the convertible feature of the promissory note when other capital raises reduced the convertible price and due to the full repayment of the promissory note via the issuance of share capital whose formula in the agreement between the parties required between 80%-90% of the lowest 5 day VWAP in a thirty day period which resulted in a significant fair value loss in the year.

Change in fair value of the warrant liability for the year ended December 31, 2022 in the amount of a gain of $8,245,662 compared to a gain of $390,322 in 2021 relates to the change in fair value that is recorded as profit in loss on the financial liability derivatives as outlined in Note 14. During the year ended December 31, 2022 additional warrants were issued which met the definition of a liability.

Net loss for the year

The Company experienced a net loss for the year ended December 31, 2022 of ($15,299,251) as compared to net loss of ($23,625,542) in the prior year, a positive variance of ($8,335,136). This positive variance was due mainly to decreases in intangible impairment of $4,739,286, decreases in inventory impairment of $2,274,794 which was offset by an increased loss on inventory/fixed assets due to water damage of $544,967, decrease in the impairment of goodwill in the amount of $852,037, decrease in development expense of $506,414, decrease in finance expenses of $1,802,627, decrease in bad debt expense by $844,868, offset by increase in share-based payments of $1,549,773, increase in selling expenses of $218,317, increase in G&A expenses of $2,502,566, increase in foreign exchange of $478,162, increase in amortization of $133,844,an increase in transaction costs of $143,956, and an increase in the fair value gain on financial derivatives of $3,356,122.

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the year ended December 31, 2022 of ($15,161,642) as compared to a comprehensive loss of ($23,486,778) for in the prior year, representing a positive variance of $8,325,136.

Adjusted EBITDA

For the year ended December 31, 2022 the adjusted EBITDA is negative ($12,552,529) versus negative ($12,434,483) in the prior year, a negative variance of $108,753. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense. It is a non-IFRS calculation that should be compared to our audited financial information included elsewhere in this Annual Report.

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED DECEMBER 31, 2022

The following is an analysis of the Company’s operating results for the three-month period ended December 31, 2022, and includes a comparison against the three months ended December 31, 2021.

Operations:

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED DECEMBER 31, 2022

The following is an analysis of the Company’s operating results for the three-month period ended December 31, 2022, and includes a comparison against the three months ended December 31, 2021.

Operations:

Revenues for the three months ended December 31, 2022 and 2021 were $2,111,523 and $1,937,659, respectively. This positive variance of $173,864 (9%) is due mainly to sales of the SD7 in Q4 2022 of $984,546 offset by the decrease in sales of the legacy products and boosters of $810,682.

Cost of sales for the three months ended December 31, 2022 and 2021was $1,941,451 and $1,772,773, respectively. The gross margin dollars for the three months ended 2022 and 2021 was $170,071 (8% of sales) and $164,886 (13% of sales), respectively, a positive variance in gross margin dollars of $5,185. This reduced margin for the quarter relates to the impact of the sale of legacy products at reduced margins.

Amortization and depreciation costs for the three months ended December 31, 2022 and 2021 was $330,931 and $222,666, respectively, a negative variance of $108,265. This negative variance is due to increased amortization of development costs that were not being amortized in the prior year as they were still under development such as the SD7 and the VK7.

Development expenses for the three months ended December 31, 2022 and 2021 were $39,891 and $27,727, respectively. This negative variance of $12,164 is due to the decrease in development expenses for products not as focused as the current SD7 suite of products.

Selling and marketing costs for the three months ended December 31, 2022 and 2021 was $1,289,108 and $1,047,617, respectively. This negative variance of $241,491 and is due mainly to an increase in marketing and promotion of the new Sd7 of $209,048 and a marginal increase in selling and marketing salaries of $28,501 and selling travel of $3,942.

General and administrative costs for the three months ended December 31, 2022 and 2021of $2,750,314 and $1,674,593, respectively. This negative variance of $1,075,721 and relates mainly to increased professional fees costs for the audit including accrual of audit consulting expenses and professional services costs of $1,224,420 offset by $148,699 of other expense variances including $214,290 of reduction in regulatory and filing fees, a $13,915 decrease in other expenses and offset by a $79,506 increase in office and warehouse expenses.

Inventory Impairment costs for the three months ended December 31, 2022 and 2021 was $509,833 and $301,532 in 2021. In 2022, this impairment relates to the write down of legacy products.

Additional inventory loss of $519,764 related to water damaged inventory in the year ended December 31, 2022 plus an additional $25,203 of losses in the flood due to leasehold improvement and equipment damaged was also recorded in Q4 2022. As required by IFRS, we may only recognize the insurance proceeds receivable once the amount has been determined to be virtually certain. At the date of this MD&A, we have not received any official offers from Siyata’s insurers as to the potential insurance proceeds payout. In 2021, due to a large return from a customer, the accounting treatment was to increase the bad debt by valuing the returned inventory at its impaired value, thereby resulting in a bad debt on the difference between the amount due and the consideration given.

Bad debts for the three months ended December 31, 2022 and 2021 of $18,465 versus $382,568 in the prior-year period, a positive variance of $364,103 due to better controls over receivable management resulting in a lower receivables.

Intangible Impairment for the three months ended December 31, 2022 and 2021 of $nil and $416,487, respectively, as no impairment was identified in testing of intangibles at December 31, 2022.

Goodwill Impairment for the three months ended December 31, 2022 and 2021of $nil and $32,583, respectively, as the goodwill was fully impaired in the year ended December 31, 2021.

Share-based compensation costs for the three months ended December 31, 2022 and 2021was $410,009 and $153,726 respectively, an increase of $ 256,283. The increase in share-based compensation relates to the valuation of stock options vested during the period due to the issuance of a total of 3,195,000 Restricted share units and 1,145,000 stock options to employees, management and directors in 2022.

Finance expenses for the three months ended December 31, 2022 and 2021 was $52,967 and $507,705, respectively, a positive variance of $454,738. This variance consists mainly of the decrease in accretive interest on the interest bearing debentures outstanding during the 2021 year which were fully repaid in the year ended December 31, 2021 and the only promissory note outstanding during 2022, only ha a default interest component, otherwise all changes in values went through derivative instruments and not finance expenses.

Foreign exchange loss (income) for the three months ended December 31, 2022 and 2021 was a loss of $383,394 and income of $100,336, respectively. This negative variance of $483,730 resulted from foreign currency fluctuations in the period.

Transaction costs for the three months ended December 31, 2022 and 2021 was $441,627 and $1,175,573, respectively, a positive variance of $733,946. In the fourth quarter of 2022, transaction costs related to an equity raise completed in October 2022. In the fourth quarter of 2021, transaction costs related to the finder’s fees, loan processing fees, legal, due diligence, and other professional fees were incurred or the convertible debenture issued November 3, 2021.

Change in fair value of the convertible promissory note for the three months ended December 31, 2022 and 2021 was, in the amount of $1,069,348 and $295,492, respectively. This change in fair value relates to the fair value fluctuations between the end of the prior quarter and the repayment of the convertible promissory note prior to year end.

Change in fair value of the warrant liability for the three months ended December 31, 2022 and 2021was a gain of $1,082,474 and a gain of $390,322, respectively. This gain relates to the fair value changes between the date of issue and the year end date on warrants treated as liabilities for accounting purposes, and is impacted primarily by changes in stock prices.

Net loss for the year

The Company experienced a net loss for the three months ended December 31, 2022 and 2021 of ($6,588,309) and ($4,979,661), respectively, a negative variance of ($1,608,648). This negative variance in 2022 was due mainly to an increase in foreign exchange expense of $483,730, increase in inventory impairment of $208,301, increase due to loss due to water damage of $544,967, selling and marketing expenses of $241,491, general and administrative expenses of $1,075,721 and amortization and depreciation of $89,737, and stock based compensation of $256,283 offset by an increase in gross margin of $5,185, decrease in finance expense of $454,738, decrease in bad debts expense of $364,103, and decrease in intangible impairment of $416,487 and goodwill impairment of $32,583.

Loss and comprehensive loss for the year

As a result of the activities discussed above, the Company experienced a comprehensive loss for the three months ended December 31, 2022 and 2021of ($6,589,329) and ($4,833,795), respectively, representing a negative variance of $1,755,534.

Adjusted EBITDA

For the three months ended December 31, 2022 and 2021 the adjusted EBITDA was negative ($4,982,507) and negative (3,491,817), respectively, a negative variance of $1,490,817. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense. It is a non-IFRS calculation that should be compared to our audited financial information included elsewhere in this Annual Report

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED DECEMBER 31, 2021

The following is an analysis of the Company’s operating results for the three-month period ended December 31, 2021, and includes a comparison against the three months ended December 31, 2020.

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

Selling and marketing costs for the three months ended December 31, 2021, and 2020 was $1,047,617 and $1,117,267 respectively. This positive variance of $69,650 is due mainly to the slight reduction in our U.S. sales team headcount in the quarter by $287,770 offset by the increase in marketing and promotion of $179,352 related to the NASDAQ listing of our stock.

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

Net loss for the year

The Company experienced a net loss for the three months ended December 31, 2021, and 2020 of ($4,979,661) and ($9,911,960), respectively, a positive variance of ($4,932,299). This positive variance was due mainly to an increase in gross profit of $753,869, decrease in amortization of $86,766, decrease in development expenses of $532,509, decrease in selling expenses of $69,650, decrease in inventory impairment by $1,873,181, decrease in bad debts of $1,148,099, decrease in share based payments of $161,376, decrease in foreign exchange by $587,875, decrease in transaction costs of $239,043, offset by negative variances in foreign exchange of $160,231, increase in G&A expenses of $298,598, increase in inventory impairment of $123,487, increase in goodwill impairment of $32,583 and an increase in finance expenses of $160,231.

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

As at December 31, 2022 the Company had a cash balance $1,913,742 (Dec 31, 2021-$1,619,742. The Company had an accumulated deficit of $77,818,663 (Dec 31, 2021-$62,519,412) and working capital of $1,643,434 (December 31, 2021-negative $668,973).

Net cash flows related to operating activities used in the year ended December 31, 2022 and 2021 were negative ($13,852,980) and negative ($12,568,633), respectively. The increase in cash used of $1,284,347 was primarily due to increased inventory on hand at December 31, 2022 compared to December 31, 2021, as well as reduced impairment expenses offset by increased fair value gain on derivatives, and increased transaction costs related to offerings undertaken in 2022.

The non-cash working capital variances consisting of decrease in trade and other receivables of $30,201, decrease in prepaids of $19,328, decrease in inventory of $1,695,079, an increase in advances to suppliers of $314,315, an increase in accounts payable and accrued liabilities of $432,329 and an increase in deferred revenue of $149,600.

Net cash flows used in investing activities in the year ended December 31, 2022 and 2021 were negative ($3,562,005) and negative ($3,116,207), respectively, with a negative variance of $445,798. This variance relates primarily to increases in intangible asset additions of $636,183, offset by the repayment of the long-term receivable of $17,982, and the decrease in fixed asset additions of $210,293.

Net cash flows used in financing activities in the year ended December 31, 2022 and 2021 were $17,566,006 and $1,005,942. This positive variance of $16,560,064 relates to increase in net proceeds of share capital raises after share issuance costs of $21,809.596, and the decrease in bank loan, lease payments and long-term debt of $398,143, offset by the $2,691,882 reduction in the convertible promissory note, and the reduction in the exercise of warrants of $2,955,793.

The future success of the Company is dependent on the continued success of its vehicle mounted communications products, its mobile rugged phones and its booster products together with the ability to finance the necessary working capital, at agreeable terms, to support the growth of the business.

The Company’s consolidated audited financial statements have been prepared in accordance with IFRS under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The consolidated audited financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

SHARE CAPITAL

(a)	Authorized Unlimited number of Common Shares without par value

Issued and Outstanding:

As at December 31, 2022, the Company had 44,868,560 common shares issued and outstanding (2021-5,276,695).

Subsequent to the year-end the Company issued 18,042,857 common shares on the exercise of various warrants for gross proceeds of $3,608,571, as more fully described in Subsequent Events Note # 30. As an incentive to investors to exercise the 18,042,857 warrants, the Company issued cashless warrants to those investors that are exercisable as of March 31, 2023. As well, any holders of the $0.23 warrants that had a ratchet provision also become cashless. As a result, 17,116,987 common shares were issued for cashless warrants.

As of the date of these financial statements total outstanding common shares is 80,028,404.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Common share transactions

●	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $10,936,974 were allocated to the common shares, and $5,395,878 to the unit warrants liability.

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

The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,560,400 were allocated to the pre-funded warrants, and $1,106,747 to the warrant liability.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $0.01. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants using the residual method, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1.73 per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1.73, strike rate $2.30, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company assessed that the warrants issued under the public offering, excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share-based payments and have been recorded in equity.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. Direct costs of $965,248 were allocated to the warrant liability and expensed immediately in profit and loss. During the period, 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

●	On March 31, 2022, as part of the ClearRF acquisition (Note 4), the Company issued 138,958 shares to the vendor with a fair value of $190,094.

●	The Company issued 155,000 common shares, with a fair value of $170,500 ($1.10 per share) to consultants as part of their compensation for services rendered.

●	The Company issued 854,219 common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

●	The Company issued 30,000 shares with a fair value of $22,200 ($0.74 per share) resulting from a supplier converting RSU’s into common shares.

●	The Company issued 60,000 shares, with a fair value of $61,800 (41.03 per share), to a supplier as partial compensation according to their contractual agreements.

●	The Company issued 404,859 shares, with a fair value of $441,296 ($1.09 per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

●	The Company issued 684,932 shares, with a fair value of $520,548 ($0.76 per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

●	On October 12, 2022, the Company completed an underwritten public offering in the United States, raising a total of $3,986,100 in gross proceeds. The Company allocated the gross proceeds and direct costs between the units, pre-funded units and related warrants using the residual method.

The underwritten public offering resulted in the sale to the public of 15,810,000 Units at $0.23 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $0.14 per share. The Unit Warrants are exercisable immediately and have a term of 5 years.

In addition, the Company issued 1,590,000 pre-funded units (“Pre-Funded Units”) at $0.22 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $0.14 per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $0.01. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The common share warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $0.14, strike rate $0.23, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%.

As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance.

The residual value to be allocated to common shares is:

Gross proceeds	$3,986,100
Less: total fair value of warrant liability	(2,288,327)
Residual value to common shares	$1,697,773

Refer to Note 15 for additional information about the warrant liability and the residual value method under IAS 32.

The Company paid a 7% Placement Agent Fee of $279,027 and other offering expenses (e.g., legal expenses, accounting fees) of $185,871 for total net proceeds of $3,521,202. Direct costs of $433,353 were allocated to the warrant liability and expensed immediately in profit and loss.

In addition, the Company issued 1,739,130 common share warrants with an exercise price of $0.23 to the holders of a previously issued convertible note to entice the holder to waive their right to block the October 12, 2022 equity offering (“waiver warrants”). The waiver warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $0.14, strike rate $0.23, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%. The fair value of the waiver warrants of $206,485 was treated as a share issuance cost.

Previous warrants and a convertible note issued by the Company have an anti-dilutive provision (“ratchet provision”) which changes the strike price/conversion price of the previously issued warrants/convertible note, respectively, to the price of the common units newly issued by the Company. The value of the previously issued warrants and convertible note were $96,800 and $597,966, respectively, immediately prior to the effect of the ratchet provision. The Impact of the ratchet provision was accounted for as a component of the fair value of the related instruments.

●	The Company issued 809,717 shares, with a fair value of $259,109 ($0.32 per share), as principal repayment of $200,000 on the promissory note.

●	The Company issued 770,713 shares, with a fair value of $495,568 ($0.32 per share), as principal repayment of $400,000 on the promissory note.

●	The Company issued 2,592,593 shares, with a fair value of $414,815 ($0.16 per share), as principal repayment of $280,000 on the promissory note.

●	The Company issued 2,314,815 shares, with a fair value of $324,074 ($0.14 per share), as principal repayment of $250,000 on the promissory note.

●	The Company issued 2,314,815 shares, with a fair value of $300,926 ($0.13 per share), as principal repayment of $250,000 on the promissory note.

●	The Company issued 2,365,592 shares, with a fair value of $402,151 ($0.17 per share), as principal repayment of $220,000 on the promissory note.

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

A summary of the Company’s stock option activity at December 31, 2022 is as follows:

	Number of stock options	Weighted Average Exercise Price
Outstanding options, December 31, 2020	328,068	$13.99
Granted	100,500	$11.50
Expired/Cancelled	(14,000)	$16.38
Outstanding options, December 31, 2021	414,568	$13.88
Granted	1,145,000	$1.15
Expired/Cancelled	(53,430)	$30.90
Outstanding options, December 31, 2022	1,506,138	$3.53

Transactions from January 1, 2022 to December 31, 2022 are as follows:

During the year ended December 31, 2022 the Company recorded share-based payments expense of $2,888,704 in relation to options vesting.

●	On January 1, 2022, the Company granted 20,000 stock options at $4.00 per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($2.724 per option).

●	On April 13, 2022, the Company granted 795,000 stock options to executives and employees at an exercise price of $1.10 per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $475,888 ($0.5986 per share).

●	On July 12, 2022, the Company granted 330,000 stock options, at an exercise price of $1.10 per share, and 120,000 RSU’s to employees and consultants with a fair value of $1.10 per share. Of these 120,000 RSU’s granted, 30,000 vested immediately and were converted into common shares of the Company and the remaining 90,000 RSU’s vest quarterly with the first vesting of 7,500 taking place on the date of the grant and 11 equal quarterly vesting of 7,500 RSU’s per quarter thereafter. Of these 330,000 stock options granted, they vest quarterly with the first vesting of 27,500 taking place on the date of the grant and 11 equal quarterly vesting of 27,500 RSU’s per quarter thereafter. The fair value of these options on the date of the grant is $173,191 ($0.41236 per share).

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Dec-18	12,896	12,896	54.00	24-Dec-23	0.98
15-Jan-19	828	828	54.00	15-Jan-24	1.04
21-Mar-19	12,345	12,345	59.00	21-Mar-24	1.22
01-Jan-20	2,069	2,069	54.00	01-Jan-24	1.00
15-Nov-20	95,000	95,000	6.00	15-Nov-30	7.88
15-Nov-20	161,500	161,500	6.00	15-Nov-25	2.88
02-Jan-21	57,000	49,875	11.50	02-Jan-26	3.01
02-Jan-21	5,000	4,375	11.50	02-Jan-31	8.01
18-Jan-21	14,500	12,688	11.50	18-Jan-26	3.05
01-Jan-22	20,000	10,000	4.00	29-Oct-26	3.83
13-Apr-22	795,000	198,750	1.10	13-Apr-27	4.28
12-Jul-22	330,000	55,000	1.10	12-Jul-25	2.53
Total	1,506,138	615,326	$3.53		3.86

As of the date of the filing of this Annual Report, stock options outstanding and exercisable are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Dec-18	12,896	12,896	54.00	24-Dec-23	0.63
15-Jan-19	828	828	54.00	15-Jan-24	0.69
21-Mar-19	12,345	12,345	59.00	21-Mar-24	0.87
1-Jan-20	2,069	2,069	54.00	1-Jan-24	0.65
15-Nov-20	95,000	95,000	6.00	15-Nov-30	7.53
15-Nov-20	161,500	161,500	6.00	15-Nov-25	2.52
2-Jan-21	57,000	57,000	11.50	2-Jan-26	2.65
2-Jan-21	5,000	5,000	11.50	2-Jan-31	7.66
18-Jan-21	14,500	14,500	11.50	18-Jan-26	2.70
1-Jan-22	20,000	12,500	4.00	29-Oct-26	3.48
13-Apr-22	795,000	265,000	1.10	13-Apr-27	3.93
12-Jul-22	330,000	110,000	1.10	12-Jul-25	2.18
Total	1,506,138	748,638	$3.53		3.51

As well, 3,195,000 restricted share units, (“RSU’s) have been granted of which 30,000 were immediately exercised.

Restricted Share Units (“RSUs”)

The Company approved on February 14, 2022, an amended and restated equity incentive plan which permits the issuance of restricted share units in addition to stock options.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2022 is as follows:

	Number of RSU’s	Weighted Average
		Issue Price
Outstanding RSU, December 31, 2021	-	$-
Granted	3,195,000	$1.05
Exercised	(30,000)	$1.10
Outstanding RSU, December 31, 2022	3,165,000	$1.05

As at December 31, 2022 restricted share units outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
09-Mar-22	2,250,000	1,050,000	$1.03
13-Apr-22	825,000	416,250	$1.10
12-Jul-22	90,000	22,500	$1.10
Outstanding RSU, December 31, 2022	3,165,000	1,488,750	$1.05

Transactions for the year ended December 31, 2022, are as follows:

●	On March 9, 2022, the Company granted 450,000 RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $1.03/share.

●	On March 9, 2022, the Company granted 1,800,000 RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 150,000 RSU’s occurring on the date of the granted and another 150,000 vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.03/share.

●	On April 13, 2022, the Company granted 240,000 RSU’s to consultants that vest immediately. On the date of granting, the fair value and the stock price was $1.10/share.

●	On April 13, 2022, the Company granted 585,000 RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 48,750 RSU’s occurring on the date of the granted and another 48,750 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.10/share.

●	On July 12, 2022, the Company granted 120,000 RSU’s to employees and consultants with a fair value of $1.10 per share. Of these 120,000 RSU’s granted, 30,000 vested immediately and were converted into common shares of the Company and the remaining 90,000 RSU’s vest quarterly with the first vesting of 7,500 taking place on the date of the grant and 11 equal quarterly vesting of 7,500 RSU’s per quarter thereafter. On the date of granting, the fair value and the stock price was $1.10/share.

Agent’s options

A summary of the Company’s agents’ options activity for the year ended December 31, 2022 is as follows:

	Number of	Weighted average exercise
	options	price
Outstanding agent options, December 31, 2020	452,523	8.02
Expired	(6,597)	52.68
Outstanding agent options, December 31, 2021	445,926	$7.51
Granted	487,283	2.51
Expired	(1,702)	20.49
Outstanding agent options, December 31, 2022	931,507	$4.12

As at December 31, 2022 and of the date of the filing of this Annual Report, agent’s options outstanding and exercisable are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.00
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.00
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	1.00
11-Jan-22	434,783	434,783	$2.53	11-Jan-27	4.00
1-Apr-22	52,500	52,500	$2.30	8-Mar-27	4.00
Total	931,507	931,507	3.38		3.45

Transactions for the year ended December 31, 2022, are as follows:

●	The Company issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%. The Company also issued 52,500 agent’s options with a fair value of $61,950 with an exercise price of $2.30.

Share Purchase Warrants:

A summary of the Company’s warrant activity is as follows:

Transactions from January 1, 20222 until December 31, 2022 are as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2020	3,591,533	$10.55
Granted	2,142,857	$4.00
Exercised	(544,415)	$5.54
Expired	(68,647)	$62.87
Outstanding, December 31, 2021	5,121,328	$7.64
Granted	27,399,999	$0.93
Expired	(128,386)	$33.47
Outstanding, December 31, 2022	32,392,941	$1.76

o	During the year, 128,386 share purchase warrants expired at an average price of $33.47.

o	See Note 15 of the financial statements for warrants issued in the debenture financing. These warrants have met the criteria of a liability instrument on these financial statements.

As of December 31, 2022 and the date of the filing of this Annual Report, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	1,805,585	$6.85	28-Sep-25
31-Dec-20	1,294,500	$11.50	30-Jun-24
03-Nov-21	1,892,857	$2.30	03-Nov-26
11-Jan-22	9,999,999	$2.30	11-Jan-27
12-Oct-22	17,400,000	$0.14	12-Oct-27
Total	32,392,941	$1.76

FINANCIAL INSTRUMENTS

Fair Value.

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

Key observable inputs

☐    Share price (December 31, 2022: N/A$

☐    Risk-free interest rate (December 31, 2022: N/A

☐    Dividend yield (December 31, 2022: 0%)

Key unobservable inputs

☐    Instrument specific spread (December 31, 2022: N/A

☐    Credit spread (December 31, 2022: N/A

The estimated fair value would increase (decrease) if:

☐    The share price was higher (lower)

☐    The risk-free interest rate was higher (lower)

☐    The dividend yield was lower (higher)

☐    The instrument specific spread was lower (higher)

☐    The credit spread was lower (higher)

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

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 30% of the Company’s revenue for the year ended December 31, 2022 (2021 -24%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $86,103 (202-$930,971).

More than 60% of the Company’s customers have been active with the Company for over four years, and the impairment of $86,103 (2021-$930,971) in impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2022	December 31, 2021
EMEA	$637	$879
Australia	-	119
North America	938	546
Total	$1,575	$1,544

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at December 31, 2022 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(In USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:

Current assets
Cash	$1,557	$25	$332	$1,914
Trade and other receivables	938	637	-	1,575
Advance to suppliers	156	-	-	156

Current liabilities
Accounts payable and accrued liabilities	(1,610)	(1,040)	(429)	(3,079)
Warrant liability	(2,735)	-	-	(2,735)

Total	$(1,694)	$(378)	$(97)	$(2,169)

10% fluctuation in exchange rate	$(169)	$(38)	$(10)	$(217)

a)	Interest Rate Risk

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

C.	Research and development, patents and licenses, etc.

Research and development

The Company undertakes research activities that present the prospect of gaining new scientific or technical knowledge and understanding, and the Company’s development activities involve a plan or design for the production of new or substantially improved products and processes. The Company conducts its own research and development with its internal engineering teams in Israel and complements that effort with subcontractors for both its hardware and software development. The Company analyzes market trends, evaluates emerging wireless technologies, and innovates to address anticipated customer needs.

Patents

The Company owns two patents that it acquired from Clear RF and the Corporation has entered into several licensing agreements for the use of a trademark and certain patents.

In March 2021, the Corporation, through a wholly-owned subsidiary of Signifi Mobile Inc., the Corporation’s wholly-owned subsidiary, also acquired all of the outstanding units of Clear RF LLC (“ClearRF”), a Washington State limited liability company, for a total purchase price of $700,000. The purchase price which was satisfied by the issuance of approximately $389,970 in Common Shares and a payment of $310,030 in cash. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications, and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things” (“IoT”) applications. ClearRF’s flagship product is a 4G LTE direct connect cellular amplifier designed specifically for fixed and mobile M2M and IoT applications, used to connect directly to any cellular router, modem, embedded module, or alarm panel.

Licensing Agreements

Licensing Agreement with Uniden® America Corp

In December 2012, Signifi Mobile Inc., the Corporation’s wholly-owned subsidiary, entered into a license agreement (as amended, the “Uniden Agreement”) with Uniden America Corporation (“Uniden”). The Uniden Agreement includes renewal options up to December 31,2022, and has been successively renewed to date.

The Uniden Agreement, as in effect currently, provides the Corporation with the exclusive right to use the trademark “Uniden®” (along with associated designs and trade dress) and distribute, market, and sell its in-vehicle device, cellular signal booster and accessories under the Uniden® brand in the categories of cellular amplifiers, connected vehicle cellular devices, and rugged cellular products, during its term in North America. The Uniden® brand brings strong brand recognition for the Corporation’s devices and introduces a more unified brand to the current dealers, operators, and future customers in North America.

The current Uniden Agreement which commenced on January 1, 2020, and expires on December 31, 2031. Minimum annual payments under the Uniden Agreement are $200,000 in 2023-2025 and $250,000 in each of 2026-2028 and $300,000 from 2029-2031 (collectively, the “Minimum Royalty Payments”). At the end of each fiscal year, Siyata has agreed to pay Uniden 3% of any sales from the licensed products under the Uniden Agreement that exceeds the Minimum Royalty Payments for such fiscal year.

Licensing Agreement with Via Licensing Corporation

Effective June 8, 2018, the Corporation entered into two separate patent licensing agreements (together, the “Via Licensing Agreements”) with Via Licensing Corporation to utilize worldwide patents related to the coding and decoding of Android software as well as access and download within the LTE/ 4G network. This patent licence is for an initial period of five years and can be extended for a further five-year term. Management is completing the extension prior to the expiry date. Under the Via Licensing Agreements, the Corporation has the right, at any time during the term or any extension thereof, to terminate the agreements upon providing 60 days advanced notice of termination. The Via Licensing Agreements provide for the payment, to Via Licensing Corporation, of quarterly royalty fees that are based solely on product sales and is expressed as a percentage formula based upon the number of units sold, the country in which the units were manufactured, and the country location of the end customer. There are no minimum royalty fees payable under the Via Licensing Agreements.

Licensing Agreement with Wilson Electronics, LLC

Siyata, through its wholly-owned subsidiary, Signifi Mobile Inc., entered into a royalty agreement (the “Wilson Agreement”) with Wilson Electronics, LLC on November 30, 2017, with an effective date of January 1, 2018. The Wilson Agreement permits the Corporation to utilize several of Wilson Electronics’ LLC’s patents related to cellphone boosters. Specifically, under the Wilson Agreement, the Corporation has licensed a patent for its cellular booster portfolio of products, for the rights to the stand-alone cell phone radio signal booster on a worldwide basis. The Wilson Agreement is expected to remain in force until the expiration of all of the patents licensed under the Wilson Agreement expire, which is estimated to occur in December 2027. The Wilson Agreement requires Siyata to pay a royalty to Wilson Electronics, LLC of 4.5% of the sales of booster products, payable quarterly.

D.	Trend Information

See Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Subsection A. “Outlook” for trend information.

E.	Critical Accounting Estimates

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

☐	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

☐	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

☐	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

☐	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

☐	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

☐	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions.

☐	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

☐	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

☐	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

☐	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

☐	Functional currency - The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Israel which has the functional currency of the US dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

☐	Going concern – As disclosed in Note 1 to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

None than specifically apply to the Company as evaluated by management.

RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,387,221	$1,271,532	$1,179,762
Share-based payments	2,126,970	235,737	261,794
Total	$3,514,191	$1,507,269	$1,441,556

Other related party transactions are as follows:

		(in thousands)
Type of Service	Nature of Relationship	2022	2021	2020

Selling and marketing expenses	VP Technology/VP Sales International	$202	$402	$174
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$1,185	$869	$1,006

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

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Marc Seelenfreund	55	Director; Chief Executive Officer
Gerald Bernstein	60	Chief Financial Officer
Glenn Kennedy	56	Vice President of Sales
Gidi Bracha	46	Vice President of Technology and Product Development
Peter Goldstein	59	Director and Chairman of the Board of Directors
Michael Kron	60	Director
Steven Ospalak	55	Director
Lourdes Felix	54	Director

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

Board Diversity Matrix

Board Diversity (As of May 14, 2023)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law:	No
Total Number of Directors:	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1 4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1 4
LGBTQ+	5
Did Not Disclose Demographic Background	1 4

Family Relationships

None of our directors or executive officers has a family relationship.

B.	Compensation

Executive Compensation

The following table sets forth certain information with respect to compensation, for the year ended December 31, 2022, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our executive officers.

	Salary	Bonus	Option Awards(1)	Total
Gerald Bernstein	$253,038	$50,000	$212,856	$515,894
Marc Seelenfreund(2)	$329,904	$100,000	$1,229,033	$1,658,937
Gidi Bracha	$218,500	$20,800	$156,205	$395,505
Glenn Kennedy	$133,712	$8,895	$38,636	$181,243
Total	$935,154	$179,695	$1,636,730	$2,771,579

(1)	Represents the aggregate grant date fair value computed in accordance with IFRS 2 Share-based payments. The price for each amount is based on the closing price of the trading price of our shares on the NASDAQ on the date of grant.
(2)	Includes 1,800,000 restricted share units that vest over three years that were issued on March 9, 2022.

2022 Outstanding Option Awards at Fiscal Year Ended

Name	Number of securities underlying unexercised options (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price $USD	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Marc Seelenfreund	95,000	0	$6.00	15-Nov-25	0	0	0	0
	8,138	0	$58.88	21-Mar-24	0	0	0	0
	5,000	0	$11.50	2-Jan-26	0	0	0	0
	1,800,000	1,200,000	N/A	N/A	1,200,000	$183,600	1,200,000	$183,600
	1,908,138	1,200,000			1,200,000	183,600	1,200,000	183,600
Gerald Bernstein	300,000	225,000	N/A	N/A	225,000	34,425	225,000	34,425
	29,000	0	$6.00	15-Nov-25	0	0	0	0
	2,483	0	$53.53	24-Dec-23	0	0	0	0
	1,000	0	$11.50	2-Jan-26	0	0	0	0
	332,483	225,000			225,000	34,425	225,000	34,425
Glenn Kennedy	90,000	67,500	$1.10	12-Jul-27	67,500	0	67,500	0
	90,000	67,500	$1.10	13-Apr-27	67,500	0	67,500	0
	4,000	0	$6.00	15-Nov-25	0	0	0	0
	6,000	0	$11.50	18-Jan-26	0	0	0	0
	190,000	135,000			135,000	0	135,000	0
Stephen Ospalak	1,724	0	$53.53	24-Dec-23	0	0	0	0
	20,000	0	$6.00	15-Nov-25	-	-	-	-
	90,000	0	N/A	N/A	0	0	0	0
	111,724	0			0	0	0	0
Gidi Bracha					-	-	-	-
	150,000	112,500	N/A	N/A	112,500	17,212	112,500	17,212
	150,000	112,500	$1.10	13-Apr-27	112,500	0	112,500	0
	20,000	0	$6.00	15-Nov-25	0	0	0	0
	2,483	0	$58.88	21-Mar-23	0	0	0	0
	322,483	225,000			225,000	17,212	225,000	17,212
Michael Kron	1,724	0	$53.53	24-Dec-23	0	0	0	0
	20,000	0	$6.00	15-Nov-25	-	-	-	-
	90,000	0	N/A	N/A	0	0	0	0
	111,724	0			0	0	0	0
Peter Goldstein	20,000	0	$6.00	15-Nov-25	-	-	-	-
	180,000	0	N/A	N/A	0	0	0	0
	200,000	0			0	0	0	0
Lourdes Felix	20,000	0	$4.00	15-Nov-25	0	0	0	0
	90,000	0	N/A	N/A	0	0	0	0
	110,000	0			0	0	0	0

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

Effective March 9, 2022, granted 1,800,000 RSU’s to Marc Seelenfreund that vest quarterly over three years with the first vesting as at the date of the grant.

Effective November 1, 2022, Siyata amended the consulting agreement with Marc Seelenfreund pursuant to which Marc Seelenfreund, as an officer of the Company will be paid an annual fee of $360,000. The term of the amended agreement is effective November 1, 2022 and expires on January 1, 2025. The consulting agreement has been re-assigned to BSD Capital Partners Ltd.

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

Effective April 13, 2022, Gerald was granted 300,000 RSU’s that vest quarterly over three years with the first vesting as at the date of the grant. Gerald’s contract is now on a month to month basis on the same terms and conditions.

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

Effective April 13, 2022, Glenn Kennedy was granted 90,000 stock options with a $1.10 exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective July 12, 2022, 2022, Glenn Kennedy was granted 90,000 stock options with a $1.10 exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective January 1, 2023, we entered into an addendum # 2 to the consulting agreement of Glenn Kennedy dated November 18, 2018, whereby the agreement is renewed for a further term of three years commencing on January 1, 2023 and expiring on December 31, 2025. The base fee will remain at $165,000 CAD per annum. The commission will be all of (i) 1.5% of gross sales of the UV350, CP250, SD7, SD7+, SD8and VK7 Devices (in any of Canada, international markets, outside of the USA and Israel, and to Motorola worldwide (other than Motorola Israel). (ii) 1.5% of the gross sales of Boosters sold to Canadian Carriers, International carriers and Motorola worldwide, (iii) 0.25% of gross sales of boosters to the US carrier and UV350, CP250, SD7, SD7+, SD8 and VK7 devices to U.S. carriers.

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

Effective July 12, 2022, 2022, Gidi Bracha was granted 150,000 stock options with a $1.10 exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective July 12, 2022, 2022, Gidi Bracha was granted 150,000 RSU’s that vest quarterly over three years with the first vesting as at the date of the grant.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned, in USD$, during the year ended December 31, 2022 by our non-employee directors who served as directors during such year.

Name	Salary	Bonus	Option Awards	Total

Steve Ospalak	$87,000	$20,000.00	$122,560.00	229,560
Michael Kron	$99,333	$20,000.00	$122,560.00	241,893
Peter Goldstein	$81,083	$30,000.00	$122,560.00	233,643
Lourdes Felix	$96,067	$15,000.00	$122,560.00	233,627
Total	363,483	$85,000.00	$490,240.00	938,723

Mr. Seelenfreund, our Chief Executive Officer, serves on our board of directors but did not receive compensation for his service as a director in 2019 nor 2018. On November 1, 2020, Mr. Seelenfreund and the Company entered into a directors’ fee agreement, whereby as consideration for his services as a member of the board, Mr. Seelenfreund shall receive cash consideration in the amount of $40,000 per year and the compensation paid to Mr. Seelenfreund as a consultant during the year ended December 31, 2020 are both set forth in the “Summary Compensation Table” above.

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

Effective March 9, 2022, Siyata amended the consulting agreement with Stephen Ospalak, or, the Amended Ospalak Consulting Agreement, pursuant to which Stephen Ospalak, as a member of the Board of Directors, will be paid an annual fee of $97,000. Additionally, Stephen Ospalak was granted 90,000 restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

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

Effective March 9, 2022, Siyata amended the consulting agreement with Michael Kron, or, the Amended Kron Consulting Agreement, pursuant to which Michael Kron, as a member of the Board of Directors, will be paid an annual fee of $99,000. Additionally, Michael Kron was granted 90,000 restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

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

Effective March 9, 2022, Siyata amended the consulting agreement with Lourdes Felix, or, the Amended Kron Consulting Agreement, pursuant to which Lourdes Felix, as a member of the Board of Directors, will be paid an annual fee of $98,000. Additionally, Lourdes Felix was granted 90,000 restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

C.	Board Practices

Board of Directors Structure

Our board of directors currently consists of five directors of which three of our directors have been determined to be “independent” within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Our articles provide that, so long as we are a public company, the board of directors must be composed of the greater of three members and the number set by ordinary resolution of our shareholders, which was set at five members. Our directors serve until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Item 6.A. Directors and Senior Management.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting. See “Item 10.B. Articles.”

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

Insider Participation Concerning Executive Compensation

No executive officer of the Company is involved in determinations regarding executive officer compensation.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which acts pursuant to a charter governing the authority and responsibility of each committee. We have determined that Stephen Ospalak, Michael Kron and Lourdes Felix will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Michael Kron, Stephen Ospalak, and Lourdes Felix. Michael Kron is the chairperson of our audit committee. Our board also has determined that Michael Kron qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. We follow home country rules with respect to the composition and responsibilities of our compensation committee. Our compensation committee consists of Lourdes Felix, Stephen Ospalak and Michael Kron. Lourdes Felix is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. We follow home country rules with respect to the composition and responsibilities of our nominating and corporate governance committee. Our nominating and corporate governance committee consists of Stephen Ospalak, Michael Kron, and Lourdes Felix. Stephen Ospalak is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee are responsible for, among other things:

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

Code of Business Conduct and Ethics

Our board of directors has adopted a “Code of Ethical Conduct”. See Item 16B. The Siyata Code of Ethical Conduct establishes standards of desired behaviours that apply to directors, senior management, all employees and contract workers, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

The board annually reviews the Code of Ethical Conduct and closely collaborates with management to set the tone from above and promote a strong governance culture that influences Siyata at every level and across our business. Our Code of Ethical Conduct sets out fundamental principles that guide the board in its deliberations. It creates a frame of reference for properly addressing sensitive and complex issues, requiring directors, senior management, and all employees and contract workers to report misconduct. Siyata encourages an open and transparent environment where team members can speak up and raise concerns without any form of retaliation.

Equity Incentive Plans

On January 6, 2022, our board of directors approved an amended and restated equity incentive plan (the “Plan”), which has replaced our previous stock option plan in its entirety. The shareholders of the Company subsequently approved a further amended Plan on February 14, 2022. The Plan permits the Corporation to issue stock options and restricted share units (“RSUs”) to eligible directors, officers, employees, and consultants of the Company. The maximum number of Common shares issued under the Plan, together with any other securities-based compensation, may not exceed 15% of the number of the issued and outstanding Common shares on a fully-diluted basis.

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

As of May 15, 2023, the number of Common Shares reserved for the exercise of awards granted under the Plan was 6,898,000. In addition, as of May 15, 2023, options to purchase 1,506,138 Common Shares were issued and outstanding, out of which options to purchase 839,596 Common Shares were vested as of that date, with an average exercise price of $3.53. Exercise prices in CAD$ are translated into U.S. dollars at the rate of CAD$1.3544 = U.S. $1.00, based on the closing rate of exchange between the CAD$ and the U.S. dollar as reported by Bank of Canada on May 4, 2023 addition, restricted share units to purchase 3,165,000 Common Shares were issued and outstanding at May 15, 2023 out of which restricted share units to purchase 1,713,150 common Shares were vested as of that date.

Under the Plan, the maximum number of Common Shares reserved for issuance may not exceed 10% of the total number of issued and outstanding Common Shares at the time of granting.

Our Plan was adopted by our board of directors on January 6, 2022 and was approved by our shareholders at our annual general and special meeting on February 14, 2022.

D.	Employees

Employees

As of December 31, 2022, the Corporation had 23 full-time employees and no part-time employees. Ten of the Corporation’s employees are located in Israel, with two performing sales functions, four performing research and development functions, and four performing operations. The other 13 employees are located in North America, with three sales members in the USA and ten employees in Canada, of which five are performing sales functions and five are performing operations functions.

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

See “Item 7. Major Shareholders and Related Party Transactions-A. Major shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Common Shares as of May 14, 2023 by:

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

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Siyata Mobile Inc., 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada, 514-500-1181.

	Number of Shares Beneficially Owned(1)		Percentage of Shares Beneficially Owned (2)

Directors and Executive Officers:
Marc Seelenfreund	1,931,311	(3)	4.3%
Gerald Bernstein	332,495	(4)	*
Glenn Kennedy	190,000	(5)	*
Gidi Bracha	322,483	(6)	*
Peter Goldstein**	240,000	(7)	*
Stephen Ospalak	111,725	(8)	*
Michael Kron	112,852	(9)	*
Lourdes Felix***	110,000	(10)	*
All Directors and Executive Officers as a Group (8 persons)	3,350.596		7.5%
5% or Greater Shareholders:
Hudson Bay Capital Management LP	2,605,000	(11)	5.5%

*	Less than 1%

**	Peter Goldstein became a Director effective November 1, 2020 and became Chairman of the Board of directors effective February 23, 2021.

***	Lourdes Felix became a Director effective October 29, 2021.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 44,868,560 Common Shares issued and outstanding as of December 31, 2022.

(3)	Represents 108,138 options convertible to Common Shares and 1,800,000 Restricted shares units convertible to Common Shares and 23,173 common shares held by Mr. Seelenfreund.

(4)	Represents 32,483 options and 300,000 Restricted Share Units both convertible to Common Shares plus 12 common shares all held by Mr. Bernstein.

(5)	Represents 190,000 options convertible to Common Shares held by Mr. Kennedy.

(6)	Represents 172,483 options and 150,000 Restricted Share Units both convertible to Common Shares held by Gidi Bracha.

(7)	Represents 20,000 options and 180,000 Restricted Share Units both convertible to Common shares held by Peter Goldstein as well 40,000 Common Shares that is held by a Company under his control.

(8)	Represents 21,724 options and 90,000 Restricted Share Units both convertible to Common Shares held by Mr. Ospalak as well as 1 Common Share.

(9)	Represents 21,724 options and 90,000 Restricted Share Units both convertible to Common Shares held by Mr. Kron as well as 1,128 Common Shares.

(10)	Represents 20,000 options and 90,000 Restricted Share Units both convertible to Common Shares held by Ms. Felix.

(11)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13G on February 13, 2023 and consists of 2,605,000 Common Shares issuable upon exercise of warrants. Consists of (i) 870,000 Common Shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (ii) 1,735,000 Common Shares issuable upon the exercise of New Warrants. The shares will be directly held by Hudson Bay Master Fund Ltd., a Cayman Islands exempted company. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The address of Hudson Bay Capital Management L.P. is 28 Havemeyer Place, 2nd Floor, Greenwich, CT 06830. The New Warrants held by this Shareholder are subject to a beneficial ownership limitation of 9.99%, which does not permit the Shareholder to exercise that portion of the New Warrants that would result in the Shareholder and its affiliates owning, after exercise, a number of Common Shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 9.99% beneficial ownership limitation.

Changes in Percentage Ownership by Major Shareholders

Record Holders

Based upon a review of the information provided to us by Computershare Limited, there were 60 holders of record of the Common Shares as of March 31, 2023.

These numbers are not representative of the number of beneficial holders of our Common Shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

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

Loan to Mr. Seelenfreund

On April 1, 2019 the Company and BSD Capital Ltd, an entity controlled by Marc Seelenfreund, the CEO and a Director of the Company, entered into a Loan Agreement, whereby the Company issued a promissory note in the amount of $200,000 to BSD Capital Ltd (the “Promissory Note”). This Promissory Note is due in five years with interest charged at the rate of 7% per annum payable quarterly. There are no principal repayment requirements until the end of the term when a balloon payment of the principal balance is required.

On January 1, 2020 the Company, BSD Capital Ltd., and Basad Partners Ltd. entered into an assignment and amending agreement whereby BSD Capital Ltd assigned its right, title and interest in Basad Partners Ltd. in the Promissory Note and that the interest rate of the note shall be increased to 12.5% per annum. The loan was repaid on May 23, 2021.

Purchase of Units by Marc Seelenfreund

Marc Seelenfreund, CEO and director of the Company, purchased an aggregate of 2,483 in August 2020 Units in connection with the Company’s August 2020 Financing.

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Peter Goldstein, or, the Goldstein Consulting Agreement, pursuant to which Peter Goldstein, as Chair of the Board of Directors, will be paid an annual fee of $42,000. Additionally, Peter Goldstein was granted 20,000 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 per share with an expiry date of 5 years from the date of granting.

Effective March 9, 2022, Siyata amended the consulting agreement with Peter Goldstein, or, the Amended Goldstein Consulting Agreement, pursuant to which Peter Goldstein, as Chair of the Board of Directors, will be paid an annual fee of $97,000. Additionally, Peter Goldstein was granted 180,000 restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

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

Pending Claims

The Company has filed a claim with its insurance company regarding the damage to its inventory in December 2022 and is waiting for the resolution of such claim, including payment for the covered damages. No legal proceedings have commenced as of this date.

Dividends

Subject to the provisions of the Business Corporations Act (British Columbia) and any rights attaching to any class or classes of shares under and in accordance with the Company’s Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

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

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares and Warrants are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

See ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – “SHARE CAPITAL” above.

B.	Articles

A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Form of Warrant Certificate, filed as exhibit 4.3 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

●	Form of Warrant for the Purchase of Shares of Common Shares, filed as exhibit 4.5 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

●	Form of Warrant, filed as Exhibit 4.1 to the Report on Form 6-K filed on January 4, 2021, and incorporated herein by reference.

●	Equity Purchase Agreement, dated March 23, 2021, by and between the Company, ClearRF Nevada Inc., ClearRF LLC, certain sellers of ClearRF LLC and Tod Byers, filed as Exhibit 4.11 to the Report on Form 20-F filed on June 30, 2021.

●	Senior Secured Convertible Promissory Note issued to Lind Global Fund II LP (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on November 15, 2021).

●	Securities Purchase Agreement, dated as of October 27, 2021, by and between the Company and Lind Partners (incorporated by reference to Exhibit 10.12 of the Company’s Registration on Form F-1 filed on November 18, 2021).

●	Secured Convertible Promissory Note issued to Lind Global Fund II LP filed as Exhibit 10.2 to the Report on Form 6-K filed on October 27, 2021.

●	Form of Warrant Issued to Lind Global Partners filed as Exhibit 4.1 in Amendment No. 1 to the Company’s Registration on Form F-1 filed on December 1, 2021 and incorporated herein by reference.

●

Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.6 of the Amendment No. 1 to the Company’s Registration on Form F-1 filed on December 1, 2021) and incorporated herein by reference.

●	Form of Representative’s Warrant, filed as ANNEX IV to Exhibit 4.1 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

●	Form of Common Stock Purchase Warrant filed as Exhibit 4.2 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

●	Form of Pre-Funded Warrant filed as Exhibit 4.3 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

●	Form of Warrant Agency Agreement filed as Exhibit 4.4 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

●	Form of Pre-Funded Warrant filed as Exhibit 4.1 to the Report on Form 6-K filed on October 12, 2022.

●	Form of Lock-Up Agreement filed as Exhibit 4.2 to the Report on Form 6-K filed on October 12, 2022.

●	Form of Purchase Warrant filed as Exhibit 4.3 to the Report on Form 6-K filed on October 12, 2022.

●	Form of New Warrant filed as Exhibit 4.1 to the Report on Form 6-K filed on January 19, 2023.

●	Warrant Exercise Agreement, dated January 18, 2023, by and among Siyata Mobile Inc. and the investor party thereto filed as Exhibit 10.1 to the Report on Form 6-K filed on January 19, 2023.

●	Form of Lind Waiver Warrant (incorporated by reference to Exhibit 4.5 of the Company’s Registration on Form F-1 (File No. 333-269814) filed on February 15, 2023) and incorporated herein by reference.

D.	Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our Common Shares.

E.	Taxation

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who holds Common Shares and Warrants. For purposes of this summary, references to Common Share include a Common Share acquired on the exercise of a Warrant (“Warrant Share”) unless otherwise indicated. This summary applies only to an investor who is a beneficial owner of Common Shares and Warrants and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Company, (ii) is not affiliated with the Company; and (iii) acquires and holds the Common Shares, Warrants and any Warrant Shares acquired on the exercise of the Warrants as capital property (a “Holder”).

Common Shares and Warrants will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act; (iv) that has made a functional currency reporting election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (v) that has entered into, or will enter into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Common Shares or Warrants; or (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). This summary does not address the deductibility of interest by a Holder who has borrowed money to acquire the Common Shares or Warrants. Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares or Warrants, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the Regulations in force on the date hereof, all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Share or Warrants. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Exercise of Warrants

A Holder will not realize a gain or loss upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company (if any) held as capital property by the Holder immediately before the exercise of the Warrant.

Taxation of Resident Holders

The following portion of this summary applies to a Holder who, for the purposes of the Tax Act, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Common Shares, and every other “Canadian security” (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “Capital Gains and Capital Losses”.

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

Disposition of Common Shares and Warrants

A Resident Holder who disposes, or is deemed to dispose, of a Common Share (other than on a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), or a Warrant (other than on the exercise thereof) generally will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Common Share or Warrant, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and capital losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

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

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income and taxable capital gains. Proposed Amendments announced by the Minister of Finance (Canada) on April 7, 2022 are intended to extend this additional tax and refund mechanism in respect of such investment income to “substantive CCPCs” as defined in such Proposed Amendments and draft legislation implementing such Proposed Amendments that was released on August 9, 2022. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of the Common Shares or Warrants may be liable for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Common Shares or Warrants in the course of a business carried on or deemed to be carried on in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the Treaty (a “Treaty Holder”) is generally reduced to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a Treaty. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors regarding the application of the Treaty or any other tax treaty.

Disposition of Common Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Shares or Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless such securities, as the case may be, constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the Nasdaq), at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, the Common Shares and Warrants may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares or Warrants constitute “taxable Canadian property” in their own particular circumstances.

In the event that a Common Share or Warrant constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Taxation of Resident Holders – Disposition of Common Shares and Warrants ” and “Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Common Shares or Warrants are taxable Canadian property should consult their own tax advisors.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF COMMON SHARE OR WARRANTS AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF COMMON SHARE OR WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF THE COMMON SHARE OR WARRANTS.

ELIGIBILITY FOR INVESTMENT

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Company, based on the current provisions of Tax Act and the Regulations thereunder, in force as of the date hereof, the Common Shares and Warrants, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account, first home savings account, (collectively referred to as “Registered Plans”) or deferred profit sharing plan (“DPSP”) at the time of the acquisition of such Common Shares and Warrant, provided that at such time:

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

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of the Common Shares or Warrants held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. A Common Share or Warrant generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Company for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Company. In addition, the Common Shares will generally not be a “prohibited investment” if such shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the Registered Plan.

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

I.	Subsidiary Information

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

J.	Annual Report to Security Holders

See Exhibit 10.16 attached hereto and made a part hereof.

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

Foreign Currency Exchange Risk

We operate primarily in Canada, U.S. and Israel, and approximately 12% and 18% of our expenses are denominated in CAD$ and NIS, respectively. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the CAD$/US$ exchange rate would have increased/decreased operating expenses by approximately 4% and 5.2%, respectively, in 2022, while such changes to the NIS/US$ exchange rate would have increased/decreased operating expenses by approximately 4.8% and 5.9%, respectively, in 2021.

By purchasing in US$ from Asian suppliers and with the majority of our sales in US$, we partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Convertible Debentures

Maturing On	Dec 23/21	June 23/21	Dec 28/20	Nov 2/23
	$CAD 7.866M M(b)	$CAD 1.58M M(c)(d)	$CAD 4.6MM(a)	$6.0MM USD(e)	Total
Balance December 31, 2019	4,049,349	0	1,047,661	-	5,097,010

Interest and accretion expense	1,536,081	91,149	116,890	-	1,744,120
Interest paid or accrued	(715,763)	(58,889)	(56,551)	-	(831,203)
Rollover to the 10% convertible debenture	-	-	(186,359)	-	(186,359)
Issuance of the 10% convertible debenture	-	1,113,657	-	-	1,113,657
Repayment of 10.5% convertible debenture	-	-	(890,794)	-	(890,794)
Foreign exchange adjustment	186,165	-	(30,847)	-	155,318
Convert $75,000 debentures into share capital	(40,980)	-	-	-	(40,980)
Balance December 31, 2020	5,014,852	1,145,917	-	-	6,160,769

Interest and accretion expense	1,893,494	-	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	-	(746,145)
Issuance of the $6MM debenture	-	-	-	4,395,881	4,395,881
Repayment of 10% convertible debenture	-	(1,145,917)	-	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	-	(6,162,201)
Unamortized fair value difference-opening			-	(1,341,948)	(1,341,948)
Amortization of fair value difference				111,830	111,830
Change in fair value of debenture	-	-	-	177,530	177,530

Balance December 31, 2021	-	-	-	3,343,293	3,343,293
Current portion of debenture				(1,421,911)	(1,421,911)
Long term portion of debenture				1,921,382	1,921,382

Balance December 31, 2022	-	-	-
Current portion of debenture
Long term portion of debenture

(a)	On December 28, 2017, the Company issued 4,600 unsecured convertible debentures at a price of $1,000 CAD per unit. Each debenture was convertible into 11.5 Common Shares of the Company at $87.00 CAD per Common Share with a maturity date of June 28, 2020.

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

The remaining portion of the 10.5% Convertible Debentures matured on June 28, 2020 and were repaid at their face value of 1,108,000 ($1,445,000 CAD) except for $186,359 ($250,000 CAD) that were rolled over, for a net repayment of $921,641 ($1,195,000 CAD).

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

The 12% Convertible Debentures matured and was fully paid on December 23, 2021 (the “Maturity Date”) in the amount of $6,162,201.

(c)	On June 23, 2020, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc. Accel Telecom subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of $745 (CDN$1,000) per 10% Convertible Debenture for aggregate gross proceeds of $991,427 ($1,330,000 CAD). Each Convertible Debenture can be convertible, at the option of the holder, into 23 Common Shares in the capital of the Company at a price of $34.11 (CDN$43.50) per Common Share and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable Common Share purchase warrant for each $0.784 (CDN$1.00) principal amount of the Convertible Debentures purchased. Each warrant entitles the holder to acquire one Common Share at an exercise price of $34.11 (CDN$43.50) per warrant share for a period of twelve (12) months after the date of issue.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $964,601.

(d)	On June 28, 2020, one of the 10.5% convertible debenture holders, see 10 (a), elected to participate on the exact same terms and conditions in the 10% convertible debenture for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $181,316.

(e)	On November 3, 2021, the Company issued a US$7,200,000 convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of US$6,000,000.

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

The Company has elected to measure the promissory note (hybrid contract) at fair value through profit or loss on initial recognition and, as such, the embedded conversion feature is not separated.

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

The unamortized fair value difference at December 31, 2022 and 2021, and related activity during the years were as follows:

Balance, December 31, 2020		$-
Fair value difference on issuance		1,341,948
Recognized in profit or loss		-111,830
Balance, December 31, 2021		$1,230,118
Recognized in profit or loss		$(1,230,118)
Balance, December 31, 2022	$	NIL

The balance of the promissory notes is as follows:

	Promissory Note
Balance, December 31, 2020	$
Fair value on initial recognition		4,395,881
Change in fair value		177,530
Unamortized day one fair value difference		-1,230,118
Balance, December 31, 2021		$3,343,293
Current position		1,421,911
Long term position		$1,921,382
Opening Balance January 1, 2022 before unamortized fair value difference		4,573,411
Repayments in cash in the year		(4,000,000)
Repayments in shares in the year		(3,200,000)
Change in fair value		2,626,589
Balance, December 31, 2022	$	NIL

As at December 31, 2022 the total principal amount outstanding on the convertible promissory note is $NIL.

Fair value calculation

On December 31, 2021, the fair value of the promissory note was estimated at $4,573,411 using a binomial lattice model with the following assumptions: risk-free rate of 0.67% -1.27%, share price of $3.70, expected dividend yield of 0%, and expected volatility of 45%.

There was no change in the fair value due to changes in own credit risk during the years ended December 31, 2022 and 2021.

B.	Warrants and Rights

WARRANT LIABILITY

(1)	These warrants were issued November 3, 2021 and allow for the purchase of 2,142,857 Common Shares of the Company at an exercise price of S4.00 per Common Share. The warrants expire 5 years from the issue date of the promissory note. On November 21, 2021, 250,000 warrants were exercised at $4.00. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the Common Shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the Common Share offering. Because the exercise price of the warrants will vary if the Company issues Common Shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities and re-valued at every reporting period based on its fair value. On January 13, 2022 the change in exercise price to $2.30 per share).

(2)	On January 13, 2022, the Company issued 9,999,999 share purchase warrants as part of a capital raise at an exercise price of S2.30 per Common Share. The warrants expire 5 years from the issue date.

(3)	On October 19, 2022, the Company issued 17,400,000 share purchase warrants and 1,739,130 share purchase warrants to Lind as compensation for their right of first refusal on certain capital raises as part of a capital raise. Both of these warrants have an exercise price of $0.23 per Common Share, the warrants expire 5 years from the issue date.

	November 3, 2021	January 11, 2022	October 12, 2022	Total
Balance December 31, 2020	$-	$-	$-	$-
Warrants issued as part of convertible promissory note	2,946,066	-	-	2,946,066
Impact of warrants exercised during the year	(385,190)	-	-	(385,190)
Change in fair value	(384,190)	-	-	(384,190)
Balance December 31, 2021	$2,176,686	$-	$-	$2,176,686
Warrants issued	-	10,038,418	2,494,812	12,533,230
Exercise of pre-funded warrants	-	(2,560,400)	(222,441)	(2,782,841)
Change in fair value	(1,978,953)	(6,976,688)	(236,630)	(9,192,271)
Balance December 31, 2022	$197,733	$501,330	$2,035,741	$2,734,804

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

At December 31, 2022 the fair value of the warrants was $197,733 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.15, strike rate $0.23 dividend yield 0%, term 3.84 years, volatility 110% and risk-free rate 4.08%.

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

On October 13, 2022, we closed a $4.0 million underwritten registered direct offering. The Company previously entered into a securities purchase agreement with certain institutional investors to purchase approximately 15,810,000 Common Shares and 1,590,000 pre-funded warrants. In a private placement, which was consummated concurrently with the offering, we issued warrants to purchase up to an aggregate of 17,400,000 Common Shares. The warrants are immediately exercisable, expire 5 years from the date of issuance and have an exercise price of $0.23 per Common Share. The net proceeds from this offering will be used for general corporate and working capital purposes.

On January 19, 2023, we entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants (the “Exercise”) to purchase up to an aggregate of 18,042,857 of the Company’s Common Shares (the “Existing Warrants”). In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders received new unregistered warrants to purchase up to an aggregate of 18,042,857 Common Shares (equal to 100% of the Common Shares issued in connection with the Exercise) (the “New Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act. In connection with the Exercise, the Company also agreed to reduce the exercise price of the Existing Warrants from $0.23 to $0.20 per share. In connection with the Exercise, the Company will be required pursuant to the terms of 2,989,130 of its remaining unexercised Common Share purchase warrants, to reduce the exercise price of such warrants from $0.23 per Common Share to an exercise price of $0.20 per Common Share. The New Warrants are exercisable immediately upon issuance at an exercise price of $0.20 per share and have a term of exercise equal to five years. The Company agreed to file a resale registration statement on Form F-1 within 45 days with respect to the Common Shares issuable upon exercise of the New Warrants. The warrant exercise agreements and the New Warrants each include a beneficial ownership limitation that prevents the warrant holder from owning more than 4.99% (which may be increased to 9.99% in accordance with the terms of the New Warrants) of the Company’s outstanding Common Shares at any time. The gross proceeds to the Company from the Exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and estimated offering expenses. The Company used the net proceeds of the Exercise for working capital and general corporate purposes. Maxim Group LLC (“Maxim”) acted as the exclusive warrant solicitation agent and financial advisor to the Company in connection with the Exercise. The Company agreed to pay Maxim an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company from the Exercise plus $15,000 to cover out-of-pocket expenses and legal fees.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2022, solely as a result of the material weakness in internal controls related to the restatement described below.

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

Our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting for the year ended December 31, 2022: (i) the insufficient review of inventory to balances to determine whether product returns relate to the sales recorded during the year; (ii) the insufficient review of title transfer terms to determine the period in which revenue should be recorded; (iii) the insufficient documentation relating to inventory balances, advances to suppliers and off-site inventory tracking; and (iv) the insufficient coordination between the R&D team in Israel and in Canada relating to the approval of payments to contractors, verifying that the original sums of the contract were not exceeded and making sure that there are no excess payments or erroneously recorded invoices. The Company has since instituted remediation efforts as set forth above in the section of this Form 20-F titled “Risk Factors - Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2022 and 2021.” If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner” and believes that the aforementioned weaknesses have been remediated as if the date of this Annual Report.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of Siyata (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Siyata’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022 except for the items noted as material weaknesses by our auditors.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

As described in Item 3.D. “Risk Factors,” as of December 31, 2022, we have material weaknesses in our internal control over financial reporting.

ITEM 16 [RESERVED].

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

On May 24, 2022, we received a letter from Davidson & Company LLP, or Davidson, that stated that Davidson did not wish to be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Davidson ceased to serve as the Company’s independent registered accounting firm as of May 24, 2022. The Company requested that Davidson respond fully to the inquiries of Friedman, LLP, the Company’s successor independent registered public accounting firm, and Davidson agreed to cooperate with the Company and Friedman with respect to the transition. During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through the filing of the Company’s Report of Foreign Private Issuer on Form 6-K on May 31, 2022, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson, would have caused Davidson to make reference to the subject matter of such disagreements in connection with its report. Davidson’s report on the consolidated financial statements for the Company’s fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that Davidson’s report for the years ended December 31, 2021 and 2020 contained an explanatory paragraph indicating that there was substantial doubt about the ability of the Company to continue as a going concern. In a separate correspondence, Davidson identified five material weaknesses in our internal controls over financial reporting. During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, there had been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except for certain material weaknesses in the Company’s internal control over financial reporting.

On May 24, 2022, management of the Company notified Friedman LLP, or Friedman, that Friedman had been approved by the Company’s audit committee of the board of directors and the board of directors as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. Friedman LLP combined with Marcum LLP, or Marcum, effective September 1, 2022. During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, the Company did not consult with Friedman or Marcum with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s financial statements, and no written report or oral advice was provided to the Company by Friedman or Marcum that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was subject to any disagreement, as defined in the United States Securities and Exchange Commission’s Regulation SK, Item 304(a)(1)(iv) and the related instructions thereto, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

The following table provides information regarding fees paid by us to Davidson & Company, LLP, Marcum LLP and to Barzily & Co. CPA for all services, including audit services, for the years ended December 31, 2022 and 2021 as of the date of this Annual Report:

	Year Ended December 31,
	2022	2021
Audit fees(1)	$431,600	$192,242
Audit-related fees	$85,000	$56,000
Tax fees(2)	$16,000	$12,163
All other fees	$0	$0

Total	$532,600	$260,405

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

All audit services and permitted non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2022 and 2021 were pre-approved by the Audit Committee.

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

In accordance with applicable Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions under our home country rules, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, our home country rules do not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in a company’s constating documents, be no less than 33 1/3% of the company’s outstanding common voting stock, under our home country rules, a company is entitled to determine in its articles the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles provide that a quorum of two or more shareholders who are, or represent by proxy, shareholders holding, in the aggregate, at least 33.33% of the issued shares entitled to be voted at the meeting. However, the quorum set forth in our articles with respect to an adjourned meeting consists of one or more shareholders entitled to attend and vote at the meeting if the standard required quorum is not present within half an hour from the time set for the holding of such adjourned meeting.

●	Majority Independent Directors. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. Currently, however, our board of consists of a majority of independent directors.

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

ITEM 19. EXHIBITS

Exhibit	Description
1.1*	Articles of the Company.

2(d)	Description of Registrant’s Securities, filed as Exhibit 2(d) to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.1	Form of the Representative’s Warrant, filed as exhibit 4.1 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.2	Form of Convertible Debenture Indenture, filed as exhibit 4.2 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.3	Form of Warrant Certificate, filed as exhibit 4.3 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.4	Unsecured Convertible Debenture, dated June 22, 2020, by and between the Company and Accel Telecom Ltd., filed as exhibit 4.4 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.5	Form of Warrant for the Purchase of Shares of Common Shares, filed as exhibit 4.5 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.6	Form of Warrant Agency Agreement, filed as exhibit 4.6 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.7	Form of Securities Purchase Agreement (Israeli investors) dated December 31, 2020, filed as Exhibit 4.7 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.8	Form of Securities Purchase Agreement (Canadian investors) dated December 31, 2020, filed as Exhibit 4.8 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.9	Form of Warrant, filed as exhibit 4.1 to the Report on Form 6-K filed on January 4, 2021, and incorporated herein by reference.

4.10	Siyata Mobile Inc. 2016 Stock Option Plan (and U.S. sub-plan), filed as Exhibit 4.10 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.11	Equity Purchase Agreement, dated March 23, 2021, by and between the Company, ClearRF Nevada Inc., ClearRF LLC, certain sellers of ClearRF LLC and Tod Byers, filed as Exhibit 4.11 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.12	Form of Representative’s Warrant, filed as ANNEX IV to Exhibit 4.1 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.13	Form of Common Stock Purchase Warrant filed as Exhibit 4.2 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.14	Form of Pre-Funded Warrant filed as Exhibit 4.3 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.15	Form of Warrant Agency Agreement filed as Exhibit 4.4 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.16	Form of Warrant Issued to Lind Global Partners filed as Exhibit 4.1 in Amendment No. 1 to the Company’s Registration on Form F-1 filed on December 1, 2021 and incorporated herein by reference.

4.17	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.6 of the Amendment No. 1 to the Company’s Registration on Form F-1 filed on December 1, 2021) and incorporated herein by reference.

4.18	Form of Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Form 6-K filed on October 12, 2022)

4.19	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on October 12, 2022)

4.20	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Form 6-K filed on January 19, 2023).

4.21	Form of Lind Waiver Warrant (incorporated by reference to Exhibit 4.5 of the Company’s Registration on Form F-1 (File No. 333-269814) filed on February 15, 2023) and incorporated herein by reference.

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.2 of the Company’s Registration on Form F-1 (File No. 333-261190) filed on November 18, 2021) and incorporated herein by reference.

10.1	Consulting Agreement, dated July 1, 2018, by and between the Company, BSD, Ltd. and Marc Seelenfreund (incorporated by reference to Exhibit 10.1 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.2	License Agreement dated December 1, 2012, by and between Uniden America Corporation, Inc. & affiliates and Signifi Mobile. (incorporated by reference to Exhibit 10.2 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.3	Parent License Agreement, dated November 30, 2017, by and between Wilson Electronics, LLC and Signifi Mobile Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.4	2016 Siyata Mobile Inc. Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.5	Demand Operating Facility Agreement, dated March 3, 2020, by and between The Toronto-Dominion Bank and Signifi Mobile Inc./Mobile Signifi Inc. (incorporated by reference to Exhibit 10.5 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.6	Amended and Restated Employment Agreement, dated July 1, 2018, by and between the Company and Gerald Bernstein (incorporated by reference to Exhibit 10.6 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.7	Consulting Agreement, dated November 26, 2018, by and between the Company, Glenn Kennedy Sales Agency and Glenn Kennedy (incorporated by reference to Exhibit 10.7 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.8	LTE Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation (incorporated by reference to Exhibit 10.8 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.9	AAC Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation (incorporated by reference to Exhibit 10.9 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.10	Loan Agreement, dated April 1, 2019, by and between the Company and BSD Capital, LTD. (incorporated by reference to Exhibit 10.10 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.11	Assignment and Amending Agreement, dated January 1, 2020, by and between the Company, BSD Capital, LTD. and Basad Partners LTD. (incorporated by reference to Exhibit 10.11 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.12	Securities Purchase Agreement, dated as of October 27, 2021, by and between the Company and Lind Partners (incorporated by reference to Exhibit 10.12 of the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on December 27, 2021).

10.13	Secured Convertible Promissory Note issued to Lind Global Fund II LP filed as Exhibit 10.2 to the Report on Form 6-K filed on October 27, 2021.

10.14	Form of Warrant Exercise Agreement by and between Siyata Mobile Inc. and the Holders dated January 18, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed on January 19, 2023)

10.15	Senior Secured Convertible Promissory Note issued to Lind Global Fund II LP (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on November 15, 2021).

10.16*	Annual Information Form for the year ended December 31, 2022.

10.17*#	Amended Agreement by and between Siyata Mobile Inc. and Peter Goldstein dated March 9, 2022.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

101**	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Changes in Stockholders’ Deficit; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

*	filed herewith.

**	furnished herewith.

#	Management contracts or compensatory plans, contracts or arrangements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SIYATA MOBILE INC.

Date: May 15, 2023	By:	/s/ Marc Seelenfreund
Marc Seelenfreund
Chief Executive Officer

SIYATA MOBILE INC.

Consolidated Financial Statements

(Expressed in U.S. Dollars)

As at and for the years ended December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

To the Shareholders and Directors of

Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Siyata Mobile Inc. and its subsidiaries (together “the Company”), as of December 31, 2022, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity, and cash flow for the year ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Siyata Mobile Inc. as of December 31, 2022, and the results of its operations and its cash flow for the year ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

 Other Matter

The consolidated financial statements as at December 31, 2021 and for the years ended December 31, 2021 and 2020, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on March 31, 2022.

We have served as the Company’s auditor since 2023

By: /s/ Barzily and Co.

BARZILY AND CO., CPA’s

Jerusalem, Israel

May 15, 2023

Siyata Mobile Inc.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	December 31, 2022	December 31, 2021
ASSETS
Current
Cash	$1,913,742	$1,619,742
Trade and other receivables (Note 5)	1,574,628	1,544,427
Prepaid expenses	173,504	154,266
Inventory (Note 6)	4,092,550	2,397,471
Advance to suppliers	155,852	470,167
	7,910,276	6,186,073
Long term receivable (Note 12)	150,185	168,167
Right of use assets, net(Note 7)	887,137	1,077,845
Equipment, net	207,402	267,967
Intangible assets (Note 9)	6,987,531	4,350,537
Total assets	$16,142,531	$12,050,589

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan (Note 11)	$-	$27,159
Accounts payable and accrued liabilities	3,078,650	2,646,321
Deferred revenue	149,600	-
Lease obligations (Note 12)	303,788	232,969
Convertible debenture (Note 13)	-	1,421,911
Warrant liability (Note 14)	2,734,804	2,176,686
Future purchase consideration (Note 3,16)	-	350,000
	6,266,842	6,855,046
Lease obligations (Note 12)	635,217	787,513
Convertible debenture (Note 13)	-	1,921,382
Total liabilities	6,902,059	9,563,941
Shareholders’ equity
Share capital (Note 17)	73,312,866	54,655,244
Reserves (Note 17)	13,647,399	10,389,555
Accumulated other comprehensive loss	98,870	(38,739)
Deficit	(77,818,663)	(62,519,412)
	9,240,472	2,486,648
Total liabilities and shareholders’ equity	$16,142,531	$12,050,589

Nature of operations and going concern (Note 1)

Subsequent events (Note 30)

Approved on May 15, 2023 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2021, 2020 and 2019

	2022	2021	2020

Revenue	$6,481,910	$7,545,488	$5,989,772
Cost of sales (Note 18)	(5,092,011)	(5,677,317)	(4,409,655)
Gross profit	1,389,899	1,868,171	1,580,117
EXPENSES
Amortization and depreciation (Note 7,9)	1,142,165	1,008,321	1,280,122
Development expenses (Note 9)	339,828	846,242	560,236
Selling and marketing (Note 19)	4,723,309	4,504,992	3,691,844
General and administrative (Note 20)	7,435,016	4,932,450	2,857,550
Inventory impairment (Note 6)	813,205	3,087,999	1,571,649
Loss from water damage (Note 6)	544,967	-	-
Bad debts (recovered) (Note 5)	86,103	930,971	1,530,667
Impairment of intangibles (Note 9)	-	4,739,286	293,000
Impairment of goodwill (Note 10)	-	852,037	-
Share-based payments (Note 17)	2,888,704	1,338,931	517,678
Total operating expenses	17,973,297	22,241,229	12,302,746
Net operating loss	(16,583,398)	(20,373,058)	(10,722,629)

OTHER EXPENSES
Finance expense (Note 21)	181,413	1,984,040	1,744,273
Foreign exchange	586,794	108,632	(290,401)
Change in fair value of convertible promissory note (Note 13)	4,794,710	295,492	-
Change in fair value of warrant liability (Note 14)	(8,245,662)	(390,322)	-
Transaction costs (Note 22)	1,398,598	1,254,642	1,414,616
Total other expenses	(1,284,147)	3,252,484	2,868,488
Recovery of income taxes	-	-	-
Net loss for the year	(15,299,251)	(23,625,542)	(13,591,117)
Other comprehensive income
Translation adjustment	137,609	138,764	2,887
Comprehensive loss for the year	$(15,299,251)	$(23,486,778)	$(13,588,230)

Weighted average shares	20,912,391	4,849,250	1,484,898
Basic and diluted loss per share	$(0.73)	$(4.87)	$(9.15)

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the years ended December 31, 2021, 2020 and 2019

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2019	863,747	28,592,662	5,095,530	97,138	(25,302,753)	8,482,577
Equity portion of debenture bifurcation	-	-	62,986	-	-	62,986
Share based payments	-	-	517,678	-	-	517,678
Share issuance on conversion of convertible debt	1,149	57,692	-	-	-	57,692
Share issuance on capital raise	3,712,776	25,501,529	3,327,829	-	-	28,829,358
Shares issuance costs on capital raise	-	(4,774,484)	980,508	-	-	(3,793,976)
Shares issued for debt	85,659	710,970	-	-	-	710,970
Translation adjustment	-	-	-	2,887	-	2,887
Net loss	-	-	-	-	(13,591,117)	(13,591,117)
Balance, December 31, 2020	4,663,331	50,088,369	9,984,531	100,025	(38,893,870)	21,279,055
Issuance of shares	40,000	560,000	(560,000)	-	-	-
Shares issued on acquisition of ClearRF (Note 4)	23,949	194,985	-	-	-	194,985
Shares issued on warrant exercises	544,415	3,775,840	(373,907)	-	-	3,401,933
Share based payments	-	-	1,338,931	-	-	1,338,931
Translation adjustment	-	-	-	(138,764)	-	(138,764)
Shares issued for debt	5,000	36,050	-	-	-	36,050
Net loss	-	-	-	-	(23,625,542)	(23,625,542)
Balance, December 31, 2021	5,276,695	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648
Shares issued on acquisition of ClearRF (Note 4)	138,958	190,095	-	-	-	190,095
Share issued on capital raise	23,025,652	12,634,747	307,189	-	-	12,941,936
Share issuance costs on capital raise	-	(1,373,264)	-	-	-	(1,373,264)
Pre-funded warrants exercised	3,070,000	2,813,542	-	-	-	2,813,542
Issue of common shares for restricted share units	30,000	22,200	-	-	-	22,200
Shares issued for debt	13,327,255	4,370,302	-	-	-	4,370,302
Warrants issued	-	-	61,950	-	-	61,950
Share based payments	-	-	2,888,705	-	-	2,888,705
Translation adjustment	-	-	-	137,609	-	137,609
Net loss	-	-	-	-	(15,299,251)	(15,299,251)
Balance, December 31, 2022	44,868,560	73,312,866	13,647,399	98,870	(77,818,663)	9,240,472

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the years ended December 31, 2021 and 2020

	2022	2021	2020
Operating activities
Net loss for the year	$(15,299,251)	$(23,625,542)	$(13,591,117)
Items not affecting cash:
Amortization and depreciation	1,142,165	1,008,321	1,280,122
Bad debt expense	86,103	930,971	1,530,667
Impairment of inventory	813,720	3,087,999	1,571,649
Loss due to water damage	544,967	-	-
Impairment of intangibles	-	4,739,286	293,000
Impairment of goodwill	-	852,037	-
Fair value changes on derivatives	(3,450,952)	(95,831)	-
Interest expense, net of repayments	35,678	1,168,628	926,962
Interest income	-	-	(14,456)
Foreign exchange	-	-	138,691
Transaction costs	1,398,598	-	-
Share based payments	2,888,704	1,338,931	517,678
Loss on debt conversion	-	-	16,712
Change in non-cash working capital (Note 29)	(2,035,069)	(1,973,433)	(2,659,764)
Net cash used in operating activities	(13,852,980)	(12,568,633)	(9,989,856)

Investing activities
Repayment of long-term receivable	17,982	-	-
Intangible asset additions	(3,405,862)	(2,769,679)	(1,513,570)
Equipment additions	(14,220)	(224,513)	(21,136)
Acquisition of ClearRF	(159,905)	(122,015)	-
Net cash used in investing activities	(3,562,005)	(3,116,207)	(1,534,706)

Financing activities
Lease payments	(278,381)	(182,682)	(146,146)
Bank loan	(27,159)	(410,689)	405,413
Repayment of long-term debt	-	(110,312)	(45,490)
Convertible debt issued, net of repayments	(4,000,000)	(1,308,118)	99,490
Proceeds on share issuance	24,067,763	-	28,168,529
Share issuance costs	(2,258,167)	-	(3,133,147)
Exercise of warrants	61,950	3,017,743	-
Net cash from financing activities	17,566,006	1,005,942	25,348,649

Effect of foreign exchange on cash	142,979	(165,626)	(21,396)

Change in cash and restricted cash for the year	294,000	(14,844,524)	13,802,691
Cash and restricted cash, beginning of year	1,619,742	16,464,266	2,661,575
Cash and restricted cash, end of year	$1,913,742	$1,619,742	$16,464,266

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

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

The Company incurred a net loss of $15,299,251 during the year ended December 31, 2022 (2021- net loss of $23,625,542), and, as of that date, the Company’s total deficit was $77,818,663 (2021 - $62,519,412). The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

The Company has received a notice from NASDAQ that the Company is in default of maintaining a minimum bid price of $1.00 per share. In the event this is not rectified by August 21, 2023, the Company will be de-listed from NASDAQ exchange.

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

●	Fair value measurements - Certain of the Company’s (financial) assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 13 and 14.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and replacement costs which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Collectability of trade receivables – In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers credit quality into account.

ii)	Critical accounting judgments

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long-lived assets

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Intangible assets (cont’d)

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

ii)	Subsequent expenditure

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

The subsequent measurement of financial liabilities is determined based on their classification as follows:

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

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares was retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020.

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

(j)	Provisions

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)	Income taxes

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

(l)	Leases

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(l)	Leases (cont’d)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value.

The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term. During the years ended December 31, 2022 and 2021, the Company did not recognize any lease payments as expenses for short-term leases and leases for which the underlying assets are of low value.

(m)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value. Depreciation of property, plant, and equipment is based on the straight-line method over the useful life of the asset. The depreciation charge for each period shall be recognized in profit or loss.

(n)	Future accounting pronouncements

Listed below are the standards, amendments and interpretations that the Company reasonably expected to be applicable at a future date, and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) that aims to promote consistency by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current in the statement of financial position. The amendments also clarify the classification requirements for debt a company might settle by converting it into equity. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) that provides guidance on how covenants may affect an entity’s right to defer settlement of a liability for at least twelve months after the reporting period, which may determine whether a liability should be presented as current or non-current. Both of these amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)	Future accounting pronouncements (cont’d)

●	In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

●	In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously “significant”) accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

●	In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies would be required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted, applied retrospectively.

4.	ACQUISITION OF CLEAR RF LLC

On March 31, 2021, the Company acquired all of the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,015 and issued 23,949 common shares at a value of $194,985.

As a further consideration, the Company is required to make the additional following payments:

(a)	On March 31, 2022, pay $155,015 in cash (or less, subject to certain income minimums);

(b)	On March 31, 2022, issue common shares of the Company valued at $194,985, and

(c)	In addition to the above, further incentives may be earned and payable to the vendors based on revenues earned from the date of acquisition to March 31, 2022, inclusive.

The payment of cash and the distribution of $194,985 worth of shares occurred subsequent to the December 31, 2021 year end. No further incentives were earned by the vendors other than the amounts outlined in 4(a) and (b) above.

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

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2022	December 31, 2021
Trade receivables	$2,015,291	$1,791,046
Allowance for doubtful accounts	(1,056,393)	(1,090,066)
Taxes receivable	615,730	843,447
Total	$1,574,628	$1,544,427

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, the Company utilizes the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2022, the Company concluded that a bad debt provision of $1,056,393 (2021-$1,090,066) was to be recognized.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

5.	TRADE AND OTHER RECEIVABLES (cont’d)

Factoring Arrangements and Liens

Siyata Mobile Israel (“SMI”) had a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer. SMI incurred a financing charge of 3.1% on advances received and was subject to certain covenants until fully repaid in June 2022.

The 80-85% received upfront remained as a liability from SMI to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at December 31, 2022, the total amount expended by the funding entity was $NIL (December 31, 2021 - $27,000).

Siyata Mobile Inc. had provided the North American receivables as collateral for the outstanding convertible debenture. This lien has been removed as the convertible promissory note has been fully repaid.

6.	INVENTORY

	December 31, 2022	December 31, 2021
Finished products	$7,392,002	$6,031,753
Impairment of finished products	(3,555,683)	(3,819,955)
Accessories and spare parts	675,001	1,025,366
Impairment of accessories and spare parts	(418,770)	(839,693)
Total	$4,092,550	$2,397,471

Refer to Note 18 for total inventories expensed as cost of sales during the years ended December 31, 2022, 2021 and 2020.

Provision on inventory

Management is presently reviewing the inventory for impairment on a quarterly basis. During the year, the Company also wrote off $519,763 (2021 - $NIL) in inventory that was water damaged. The Company has made a claim for the damaged inventory that is insured at selling price. The Company has not received confirmation of a settlement amount from the insurer. The Company will record any settlement in the period in which it is virtually certain of receipt.

Liens

Siyata Mobile Inc. provided the North American inventory as collateral for the outstanding convertible debenture as outlined in Note 14(c). This lien has been removed as the convertible promissory note has been fully repaid.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

7.	RIGHT OF USE ASSETS

	December 31, 2022	December 31, 2021
Opening balance	$1,077,845	$377,035
Additions in the year	174,352	910,055
Translation adjustment	674	(4,328)
Other	(36,000)	-
Amortization in the year	(329,734)	(204,917)
Closing balance	$887,137	$1,077,845

Allocation of the right of use assets is as follows:

	December 31, 2022	December 31, 2021
Office lease	$753,716	$1,004,750
Car leases	132,421	73,095
	$887,137	$1,077,845

8.	LOAN TO DIRECTOR

The loan to our director and Chief Executive Officer was advanced on April 1, 2019, in the amount of $200,000 with a 5-year term. Interest on the loan accrued and was payable at the rate of 7%. As of January 1, 2020, the rate on the loan was increased to 12%. On May 23, 2021, this loan was repaid to the Company in full including principal and interest.

9.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Clear RF Patent + Supplier relationship	Total

Cost:
Balance at December 31, 2020	$10,540,477	$116,543	$1,319,184	$-	$11,976,204
Additions	2,769,679	-	-	522,637	3,292,316
Foreign exchange	5,370	183	2,073	-	7,626
Balance at December 31, 2021	$13,315,526	$116,726	$1,321,257	$522,637	$15,276,146
Additions	3,405,862	-	-	-	3,405,862
Foreign exchange	(11,590)	-	-	-	(11,590)
Balance at December 31, 2022	$16,709,798	$116,726	$1,321,257	$522,637	$18,670,418

Accumulated Amortization:
Balance at December 31, 2020	$4,283,382	$97,460	$1,046,244	$-	$5,427,086
Additions	469,789	19,418	278,567	29,189	796,963
Impairment	4,339,366	-	-	399,920	4,739,286
Foreign exchange	(34,020)	(152)	(3,554)	-	(37,726)
Balance at December 31, 2021	$9,058,517	$116,726	$1,321,257	$429,109	$10,925,609
Additions	668,566	-	-	93,528	762,094
Foreign exchange	(4,816)	-	-	-	(4,816)
Balance at December 31, 2022	$9,722,267	$116,726	$1,321,257	$522,637	$11,682,887

Net Book Value:

Balance at December 31, 2021	$4,257,009	$-	$-	$93,528	$4,350,537
Balance at December 31, 2022	$6,987,531	$-	$-	$-	$6,987,531

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On a quarterly basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

9.	INTANGIBLE ASSETS (cont’d)

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at December 31, 2022. Based on the results of their, management determined that the recoverable amount was equal to, or in excess of the carrying amount in December 31, 2022. However, for the year ended December 31, 2021 the recoverable amount was less than the carrying amount which resulted in a total impairment at December 31, 2021 of $4,739,286 as follows: rugged device impairment of $4,339,366 and $399,920 impairment to a supplier relationship.

During the twelve months ended December 31, 2022 the Company incurred $339,828 (December 31, 2021-$846,242) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss.

Uniden License

During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term. The agreement is until December 31, 2031 and is subject to certain minimum royalties. The license agreement is amortized on a straight-line basis over its five-year term and was fully amortized on December 31, 2021.

Clear RF Patent and Supplier Relationship:

As part of the acquisition of ClearRF on March 30, 2021, as described in Note 4 above, the Company purchased two patents valued at $122,717 plus a supplier relationship valued at $399,920. These intangible assets were recorded at cost and were initially scheduled to be amortized on a straight-line basis over their estimated useful life of four years with no residual value.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall.

10.	GOODWILL

The Company had recorded goodwill balances of $852,037 consisting of goodwill on the acquisition of the wholly-owned subsidiary, Signifi Mobile Inc. in the amount of $801,780 plus the acquired goodwill in 2021 from the acquisition of ClearRF (Note 4) in the amount of $50,257 (“CGU”).

The Company assesses on an ongoing basis whether there are, events, changes in circumstances, and/or changes in key assumptions on which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

10.	GOODWILL (cont’d)

As of December 31, 2021, the Company performed its annual impairment test on the goodwill using the fair value less cost of disposal method. Due to a history of losses in this CGU in the preceding few years and without documentation of back-orders or basis to project profitable operations in the near term, management determined that the recoverable amount was less than the carrying value on December 31, 2021 and recorded impairment in the amount of $852,037.

11.	BANK LOAN

In October 2021, the Company had the bank remove all liens and the Company repaid any amounts owing on the $750,000 line of credit in its entirety. This loan was created in the year ended December 31, 2020, when the Company entered into a line of credit for up to a maximum of $750,000 Canadian dollars. The loan was secured by a floating charge on the receivables, inventory, trademarks, and a universal lien on all the assets of Signifi Mobile Inc. to a maximum of $4,000,000 Canadian. The Export Development Corporation of Canada guaranteed 50% of this debt. The loan bore interest at the bank’s prime lending rate plus 1.25% and was repayable on demand.

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customers. As at December 31, 2022, the total amount borrowed by the Company extended by this funding entity and included in the bank loan was $NIL (December 31, 2021-$27,000.)

12.	LEASE OBLIGATIONS

	December 31, 2022	December 31, 2021

Opening balance	$1,020,482	$341,592
Additions in the year	174,352	833,766
Interest expense	35,678	21,279
Translation adjustment	(13,126)	6,527
Lease payments	(278,381)	(182,682)
	939,005	1,020,482
Due within one year	(303,788)	(232,969)
Ending balance	$635,217	$787,513

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

12.	LEASE OBLIGATIONS (cont’d)

Future minimum lease payments are as follows:

	December 31, 2022	December 31, 2021
Year 1	$303,788	$232,969
Year 2	227,757	255,000
Year 3	179,876	270,000
Year 4	196,570	262,513
Year 5 and thereafter	96,000	196,571
Total lease obligation	$1,003,993	$1,217,053
Less finance expenses	(64,982)	(196,571)
Lease Obligations	$939,005	$1,020,482

The Company has a long-term restricted term deposit of $150,185 held by the Company’s bank to guarantee a portion of the office lease located in Israel.

13.	CONVERTIBLE DEBENTURE

	December 31, 2021	June 23, 2021	November 2, 2023
	$CAS7.866MM	$CAS1.58MM	$6.0MM USD
Maturity date	(a)	(b)	(c)	Total

Balance December 31, 2020	$5,014,852	$1,145,917	$-	$6,160,769

Interest and accretion expense	1,893,494	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	(746,145)
Issuance of the $6MM debenture	-	-	4,395,881	4,395,881
Repayment of the 10% convertible debenture	-	(1,145,917)	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	(6,162,201)
Unamortized fair value difference - opening	-	-	(1,341,948)	(1,341,948)
Amortization of fair value difference	-	-	111,830	111,830
Change in fair value of debenture	-	-	177,530	177,530
Balance December 31, 2021	$-	$-	$3,343,293	$3,343,293
Amortization of fair value difference	-	-	1,230,118	1,230,118
Change in fair value of debenture	-	-	2,626,589	2,626,589
Cash repayment	-	-	(4,000,000)	(4,000,000)
Repayment through issuance of common shares	-	-	(3,200,000)	(3,200,000)
Balance December 31, 2022	$-	$-	$-	$-

a)	On December 23, 2019, the Company issued 7,866,000 unsecured 12% convertible debentures at a price of $0.77 per unit ($1.00 CAD), convertible into 0.0153 common shares of the Company at $65.25 CAD (the “Conversion Price”) per common share. The discounted liability for this convertible debenture at December 23, 2019, is $4,049,349. The amount allocated to contributed surplus was $445,053 and the balance of $1,547,500 was the transaction costs incurred.

Each of the Convertible Debenture units bears an interest rate of 12% per annum from the date of issue, payable in cash quarterly in arrears. Any unpaid interest payments will accrue and be added to the principal amount of the Convertible Debenture.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

13.	CONVERTIBLE DEBENTURES (cont’d)

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

The 12% Convertible Debentures matured and was fully paid on December 23, 2021 (the “Maturity Date”) in the amount of $6,162,201.

b)	On June 23, 2020, the Company entered into a non-brokered private placement financing agreement with Accel Telecom Inc. Accel Telecom subscribed for 1,330 senior unsecured 10% convertible debentures maturing one year from the issue date at an issue price of $745 (CDN$1,000) per 10% Convertible Debenture for aggregate gross proceeds of $991,427 ($1,330,000 CAD). Each Convertible Debenture can be convertible, at the option of the holder, into 23 common shares in the capital of the Company at a price of $34.11 (CDN$43.50) per Common Share and are redeemable at 101% of the face value at any time after the closing date. On the closing date, Accel will also receive 0.0069 non-transferrable common share purchase warrant for each $0.784 (CDN$1.00) principal amount of the Convertible Debentures purchased. Each warrant entitles the holder to acquire one common share at an exercise price of $34.11 (CDN$43.50) per warrant share for a period of twelve (12) months after the date of issue.

On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $964,601.

Included in the convertible debenture was a balance due to a previous debenture holder who elected to participate on the exact same terms and conditions in the 10% convertible debenture for their $186,359 ($250,000 CAD) face value that would otherwise have matured on June 28, 2020. On January 6, 2021, the Company redeemed in full this senior unsecured 10% convertible debenture for an amount of $181,316.

c)	On November 3, 2021, the Company issued a US$7,200,000 million convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of US$6,000,000.

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

13.	CONVERTIBLE DEBENTURES (cont’d)

Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities (Note 15).

The promissory note was to mature on November 2, 2023 (the “Maturity Date”). The promissory note was to be repaid commencing May 2022 in monthly instalments of US$400,000. At the Company’s option, the repayments were to be made in cash or common shares of the Company, or a combination of both. If paid by the issuance of common shares, the repayment was paid at a redemption price equal to the greater of 90% of the average five lowest daily volume-weighted average prices during the twenty trading days prior to the issuance of the common shares or US$2.00 (the “Redemption Price”).

All or a portion of the US$7,200,000 was convertible into common shares of the Company at a conversion price of US$10.00 per common share (the “Conversion Price”), at the option of the holder, at any time subsequent to six months from the date of issuance to the maturity date of November 2, 2023. Under the terms of the promissory note, the conversion price of the promissory note was to be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the conversion price equal to the common share offering.

At any time during the promissory note outstanding, the Company could have provided the holder of the promissory note written notice of its intention to repay the amount owing. If the notice was provided within the first 6 months post issuance, the Company was required to repay an amount equal to US$7,000,000. Subsequent to this time period, the amount outstanding was required to be converted in full. If the Company provided notice of prepayment, the holder had the option to convert up to 25% of the principal amount at the lesser of the Redemption Price and the Conversion Price, as defined above.

Furthermore, if at any time prior to November 2, 2023, the Company proposed to offer or sell new securities, the Company was required to first offer the holder the opportunity to purchase ten percent of the new securities.

Additionally, should the Company have subsequently issued equity interests of the Company for aggregate proceeds to the Company of greater than US$10 million, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of the holder, the Company was required direct twenty percent of such proceeds from such issuance to repay the promissory note.

The Company elected to measure the promissory note (hybrid contract) at fair value through profit or loss (“FVTPL”) on initial recognition and, as such, the embedded conversion feature was not separated.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

13.	CONVERTIBLE DEBENTURES (cont’d)

The Company paid legal fees and expenses of $1,145,538 related to the issuance of the promissory note and warrants which was included in finance expense on the consolidated statement of operations for the year ending December 31, 2021.

On initial recognition, the fair value of the convertible promissory note was $4,395,881, and the warrants issued in conjunction with the instrument (see below) were valued at $2,946,066. The fair value of the components exceeded the transaction price of $6,000,000 and the resulting difference was deferred and was recognized in the consolidated statement of operations over the term of the instrument on a straight-line basis, in the “change in fair value of the convertible promissory note” expense.

The unamortized fair value difference at December 31, 2022, and related activity during the year is as follows:

Balance December 31, 2020	$-
Unamortized fair value difference	1,341,948
Amortization of fair value difference	(111,830)
Balance December 31, 2021	1,230,118
Amortization of fair value difference	(1,230,118)
Balance December 31, 2022	$-

The balance of the promissory note is as follows:

Balance December 31, 2020	$-
Issuance of promissory note	4,395,881
Change in fair value	177,530
Balance December 31, 2021	$4,573,411
Cash repayment	(4,000,000)
Repayment through issuance of common shares	(3,200,000)
Change in fair value	2,626,589
Balance, December 31, 2022	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

13.	CONVERTIBLE DEBENTURES (cont’d)

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

During the year ended December 31, 2022 the Company completed a secondary offering of its common shares at a price of $2.30 per common share. In accordance with the terms of the agreement, as the common shares of the secondary prices were offered at a price less than the stated Conversion Price (US$10.00 per common share) of the promissory note and the Exercise Price of the warrants (US$4.00 per common share), both the Conversion Price and the Exercise Price were revised to US$2.30 per common share. In addition, as the total gross proceeds of the secondary offering were in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender. A total of US$4,000,000 was repaid to the Lender on January 13, 2022.

Commencing in May 2022, the Company made monthly payments of $400,000 through issuance of common shares towards the principal balance of the promissory note, resulting the promissory note being fully repaid by December 31, 2022. The Company issued 13,112,255 common shares, with a total market value of $4,138,002. The difference between the fair value of the shares issued, and the value of the principal repaid of $938,002 was included in profit and loss in the change in fair value of convertible promissory note.

14.	WARRANT LIABILITY

The balance of the warrant liability is as follows:

	November 3, 2021	January 11, 2022	October 12, 2022	Total
Balance December 31, 2020	$-	$-	$-	$-
Warrants issued as part of convertible promissory note	2,946,066	-	-	2,946,066
Impact of warrants exercised during the year	(385,190)	-	-	(385,190)
Change in fair value	(384,190)	-	-	(384,190)
Balance December 31, 2021	$2,176,686	$-	$-	$2,176,686
Warrants issued	-	10,038,418	2,494,812	12,533,230
Exercise of pre-funded warrants	-	(2,560,400)	(222,441)	(2,782,841)
Change in fair value	(1,978,953)	(6,976,688)	(236,630)	(9,192,271)
Balance December 31, 2022	$197,733	$501,330	$2,035,741	$2,734,804

November 3, 2021 warrants

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities (Note 18 for the change in exercise price as of January 13, 2022, to $2.30 per share).

At December 31, 2021 the fair value of the 1,892,857 warrants was determined to be $2,176,686 as calculated using the Black-Scholes option pricing model with the following assumptions: initial stock price $3.70, strike rate $4.00, expected volatility 37%, dividend yield 0%, risk free rate 0.67%.

At December 31, 2022 the fair value of the warrants was $197,733 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.15, strike rate $0.23 dividend yield 0%, term 3.84 years, volatility 110% and risk-free rate 4.08%.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

14.	WARRANT LIABILITY (cont’d)

January 11, 2022 warrants

The Company assessed that the 8,519,999 warrants, and 1,480,000 pre-funded warrants issued in the January 2022 equity offering (Note 17), did not meet the “fixed for fixed” test and are therefore recorded as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $10,038,148 and was determined using a residual value method with the common shares. For 1,304,347 warrants issued to the underwriter as over-allotment warrants, the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, and a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability (Note 17).

At December 31, 2022 the fair value of the warrants was $501,330 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $0.15, strike rate $2.30, dividend yield 0%, term 4.03 years, volatility 110% and risk-free rate 4.08%.

October 12, 2022 warrants

The Company assessed that the 17,400,000 warrants and 1,590,000 pre-funded warrants issued as part of the October 2022 equity offering (as more fully described in Note 17), did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $2,065,886 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.14; exercise price $0.23; expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%. As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance (Note 17).

The fair value of the warrants as at December 31, 2022 was $1,850,758 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.15; exercise price $0.23; expected volatility: 100%; dividend yield 0%; risk free rate: 3.98%.

The fair value of the pre-funded warrants was $222,441 and was determined by reference to the share price of $0.14 on the day of the offering. The pre-funded warrants were subsequently exercised for gross proceeds of $15,900, converting into 1,590,000 common shares that were fully issued.

In connection with the October 2022 equity offering, the Company issued 1,739,130 waiver warrants exercisable at $0.23 per share which expire, if unexercised, on October 12, 2027, to entice the holder of the convertible promissory note to waive their right to block the equity offering. The waiver warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss and revalued at the end of each period.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

14.	WARRANT LIABILITY (cont’d)

The value of the waiver warrants was included as part of the direct costs related to the issuance of the common shares and warrants therefore did not receive any allocation of gross proceeds. The following is a summary of the fair value of the warrants issued as part of the October 2022 equity offering:

Fair value - Warrants and pre-funded warrants	$2,288,327
Fair value - Waiver warrants	206,485
Total	$2,494,812

The fair value of the waiver warrants as at the issuance date was $206,485 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.14; exercise price $0.23; expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%.

The fair value of the waiver warrants as at December 31, 2022 was $184,983 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $0.15; exercise price $0.23; expected volatility: 100%; dividend yield 0%; risk free rate: 3.10%.

15.	LONG TERM DEBT

On June 28, 2018, Signifi borrowed $192,886 USD from the Business Development Bank of Canada (“BDC”) for a term of four years, payable in monthly instalments of principal and interest. The loan bore interest at the bank’s base rate + 3.2%. The loan was repaid in full in September 2021 including all capital and interest.

	December 31, 2022	December 31, 2021
Balance, beginning of year	$-	$108,236
Foreign exchange adjustment	-	2,076
Principal repayments	-	(110,312)
Balance, end of year	$-	$-

16.	FUTURE PURCHASE CONSIDERATION

	December 31, 2022	December 31, 2021
Balance, beginning of year	$350,000	$-
Clear RF future purchase consideration	(350,000)	350,000
Balance, end of the year	$-	$350,000

The future purchase consideration arose on the acquisition of ClearRF as outlined in Note 4. On March 31, 2022, the Company was required to pay $155,015 in cash and to issue common shares of the Company valued at $194,985.

At each reporting period, management updates the estimate with respect to the probability of payment of the future purchase consideration and recognizes changes in the estimated value of future purchase consideration in profit or loss. The balance of the future purchase consideration was classified as short-term due to the requirement to make the payments within one year.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value

As at December 31, 2022, the Company had 44,868,560 common shares issued and outstanding (2021-5,276,695).

Subsequent to the year-end the Company issued 18,042,857 common shares on the exercise of various warrants for gross proceeds of $3,608,571, as more fully described in Subsequent Events Note # 30. As an incentive to investors to exercise the 18,042,857 warrants, the Company issued cashless warrants to those investors that are exercisable as of March 31, 2023. As well, any holders of the $0.23 warrants that had a ratchet provision also become cashless. As a result, 17,116,987 common shares were issued for cashless warrants.

As of the date of these financial statements total outstanding common shares is 80,028,404.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Common share transactions

Transactions for the year ended December 31, 2022 are as follows:

●	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $10,936,974 were allocated to the common shares, and $5,395,878 to the unit warrants liability.

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,560,400 were allocated to the pre-funded warrants, and $1,106,747 to the warrant liability.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $0.01. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants using the residual method, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1.73 per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1.73, strike rate $2.30, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company assessed that the warrants issued under the public offering, excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share-based payments and have been recorded in equity.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. Direct costs of $965,248 were allocated to the warrant liability and expensed immediately in profit and loss. During the period, 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

●	On March 31, 2022, as part of the ClearRF acquisition (Note 4), the Company issued 138,958 shares to the vendor with a fair value of $190,094.

●	The Company issued 155,000 common shares, with a fair value of $170,500 ($1.10 per share) to consultants as part of their compensation for services rendered.

●	The Company issued 854,219 common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

●	The Company issued 30,000 shares with a fair value of $22,200 ($0.74 per share) resulting from a supplier converting RSU’s into common shares.

●	The Company issued 60,000 shares, with a fair value of $61,800 (41.03 per share), to a supplier as partial compensation according to their contractual agreements.

●	The Company issued 404,859 shares, with a fair value of $441,296 ($1.09 per share),as payment for the monthly principal repayment of $400,000 on the promissory note.

●	The Company issued 684,932 shares, with a fair value of $520,548 ($0.76 per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

●	On October 12, 2022, the Company completed an underwritten public offering in the United States, raising a total of $3,986,100 in gross proceeds. The Company allocated the gross proceeds and direct costs between the units, pre-funded units and related warrants using the residual method.

The underwritten public offering resulted in the sale to the public of 15,810,000 Units at $0.23 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $0.14 per share. The Unit Warrants are exercisable immediately and have a term of 5 years.

In addition, the Company issued 1,590,000 pre-funded units (“Pre-Funded Units”) at $0.22 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $0.14 per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $0.01. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The common share warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $0.14, strike rate $0.23, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%.

As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

The residual value to be allocated to common shares is:

Gross proceeds	$3,986,100
Less: total fair value of warrant liability	(2,288,327)
Residual value to common shares	$1,697,773

Refer to Note 15 for additional information about the warrant liability and the residual value method under IAS 32.

The Company paid a 7% Placement Agent Fee of $279,027 and other offering expenses (e.g., legal expenses, accounting fees) of $185,871 for total net proceeds of $3,521,202. Direct costs of $433,353 were allocated to the warrant liability and expensed immediately in profit and loss.

In addition, the Company issued 1,739,130 common share warrants with an exercise price of $0.23 to the holders of a previously issued convertible note to entice the holder to waive their right to block the October 12, 2022 equity offering (“waiver warrants”). The waiver warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $0.14, strike rate $0.23, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%. The fair value of the waiver warrants of $206,485 was treated as a share issuance cost.

Previous warrants and a convertible note issued by the Company have an anti-dilutive provision (“ratchet provision”) which changes the strike price/conversion price of the previously issued warrants/convertible note, respectively, to the price of the common units newly issued by the Company. The value of the previously issued warrants and convertible note were $96,800 and $597,966, respectively, immediately prior to the effect of the ratchet provision. The Impact of the ratchet provision was accounted for as a component of the fair value of the related instruments.

Transactions for the year ended December 31, 2021 are as follows:

●	During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,041 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

●	The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

●	As discussed in Note 4 -Acquisition of ClearRF, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

●	On July 21, 2021, the Company issued 5,000 common shares as part of the contractual obligations owed to one of its suppliers. This transaction was recorded to share capital in the amount of $36,050 (based on the market value on the date of issuance of $7.21 per share).

●	On October 28, 2021, received gross cash of $1,027,500 from the exercise of 150,000 warrants at $6.85, and on October 29, 2021, received gross cash of $380,202 from the exercise of 55,504 warrants at $6.85.

●	On December 7, 2021, 250,000 warrants issued, as part of the $7.2MM convertible debentures, were exercised at $4.00 per share for gross proceeds of $1,000,000.

Transactions for the year ended December 31, 2020 are as follows:

●	On June 22, 2020, the Company issued 1,149 shares as a result of a conversion of the convertible debt (referred to in Note 14(b)) at $48.71— ($65.25 CAD) per share for proceeds of $57,692 ($75,000 CAD).

●	On August 4, 2020, the Company completed a two part private placement raising aggregate gross proceeds of $1,604,729 ($2,150,000 CAD) through the issuance of 148,276 units at a price of $10.82 per unit ($14.50 CAD). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $20.47 ($26.10 CAD) for a period of two years. The Company paid a cash commission of $19,358 ($24,682 CAD), issued 1,702 broker warrants on the same terms as the investor warrants having a Black-Scholes value of $9,873, and other share issuance costs of $146,377.

●	On September 29, 2020 the Company completed an initial public offering of 2,100,000 units the “Units”) at $6.00 USD per unit for gross proceeds of $12,600,00 USD. Each Unit consisting of one common share and one tradeable warrant to purchase one common share. Each warrant has an exercise price of $6.85 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering. The common shares using the residual value approach were valued at $4.73 USD per share and each warrant was valued at $1.27 USD per warrant. Share issuance costs related to the initial public offering was $2,810,274 including 113,500 underwriter warrants exercisable at $6.60USD per share, with a Black-Scholes value of $315,796, and underwriter overallotment 266,000 tradeable warrants with an exercise price of $6.85 USD with a Black- Scholes value of $335,160.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(c)	Common share transactions (cont’d)

●	During the month of November 2020, the Company issued 170,000 common shares at $5.99 per share to the underwriter of the initial public offering as a result of the underwriter exercising its over-allotment option, for gross proceeds of $1,018,300 less share issuance costs of $81,464 for net proceeds of $936,836.

●	On December 14, 2020, the Company issued 85,659 common shares to various suppliers as required under contractual obligations valued at $710,970.

●	On December 31, 2020, the Company completed a private placement issuing 1,294,500 units at $10.00 USD per unit for gross proceeds of $12,945,500 USD. Each Unit consisting of one common share and one warrant to purchase one common share. Each warrant has an exercise price of $11.50 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the units were immediately separable upon issuance and were issued separately in the offering. The common shares using the residual value approach were valued at $10.00 USD per share and each warrant was valued at NIL per warrant. Total share issuance costs totalled $1,707,138 which includes 64,724 broker warrants exercisable at $11.50 with a Black-Scholes value of $420,508.

(d)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of stock options	Weighted Average Exercise Price
Outstanding options, December 31, 2020	328,068	$13.99
Granted	100,500	$11.50
Expired/Cancelled	(14,000)	$16.38
Outstanding options, December 31, 2021	414,568	$13.88
Granted	1,145,000	$1.15
Expired/Cancelled	(53,430)	$30.90
Outstanding options, December 31, 2022	1,506,138	$3.53

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(c)	Stock options

As at December 31, 2022 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Dec-18	12,896	12,896	54.00	24-Dec-23	0.98
15-Jan-19	828	828	54.00	15-Jan-24	1.04
21-Mar-19	12,345	12,345	59.00	21-Mar-24	1.22
01-Jan-20	2,069	2,069	54.00	01-Jan-24	1.00
15-Nov-20	95,000	95,000	6.00	15-Nov-30	7.88
15-Nov-20	161,500	161,500	6.00	15-Nov-25	2.88
02-Jan-21	57,000	49,875	11.50	02-Jan-26	3.01
02-Jan-21	5,000	4,375	11.50	02-Jan-31	8.01
18-Jan-21	14,500	12,688	11.50	18-Jan-26	3.05
01-Jan-22	20,000	10,000	4.00	29-Oct-26	3.83
13-Apr-22	795,000	198,750	1.10	13-Apr-27	4.28
12-Jul-22	330,000	55,000	1.10	12-Jul-25	2.53
Total	1,506,138	615,326	3.53		3.86

Transactions for the year ended December 31, 2022 are as follows:

●	On January 1, 2022, the Company granted 20,000 stock options at $4.00 per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($2724 per option).

●	On April 13, 2022, the Company granted 795,000 stock options to executives and employees at an exercise price of $1.10 per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $475,888 ($0.5986 per share).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

●	On July 12, 2022, the Company granted 330,000 stock options, at an exercise price of $1.10 per share, and 120,000 RSU’s to employees and consultants with a fair value of $1.10 per share. Of these 120,000 RSU’s granted, 30,000 vested immediately and were converted into common shares of the Company and the remaining 90,000 RSU’s vest quarterly with the first vesting of 7,500 taking place on the date of the grant and 11 equal quarterly vesting of 7,500 RSU’s per quarter thereafter. Of these 330,000 stock options granted, they vest quarterly with the first vesting of 27,500 taking place on the date of the grant and 11 equal quarterly vesting of 27,500 RSU’s per quarter thereafter. The fair value of these options on the date of the grant is $173,191 ($0.41236 per share).

Transactions for the year ended December 31, 2021 are as follows:

●	During the year ended December 31, 2021 the Company recorded share-based payments expense of $1,338,931 in relation to options vesting.

●	On January 2, 2021, the Company issued 62,000 stock options to various employees at an exercise price of $11.50 of which 57,000 expire on January 2, 2026 and 5,000 expires on January 2, 2031.

●	On January 18, 2021, the Company issued 38,500 stock options to various employees and consultants at an exercise price of $11.50 expiring on January 2, 2026.

●	On August 31, 2021, one of the employees was no longer with the Company. The employee had initially received 4,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this employee’s departure, 2,500 of their unvested stock options were cancelled and the remaining 1,500 options expire one year from departure, August 31, 2022.

●	On October 29, 2021, one of the directors was no longer with the Company. The employee had initially received 20,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this director’s departure, 10,000 of their unvested stock options were cancelled and the remaining 10,000 options expire one year from departure, October 29, 2022.

●	In December 2021,1,500 stock options expired at an average of $57.00 per share.

Transactions for the year ended December 31, 2020 are as follows:

●	During the year ended December 31, 2020 the Company recorded share-based payments expense of $517,678 in relation to options vesting.

●	On January 1, 2020, the Company issued 2,690 stock options to various employees at an exercise price of $CAD56.86 that 2,069 expires on October 31, 2025 and 621 expires on January 1, 2023.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

●	On November 15, 2020 the Company issued 276,500 stock options at an exercise price of $6.00USD per common share.

●	On December 1, 2020, due to the termination of an employee, 414 stock options of the 621 stock options issued on January 1, 2020 were cancelled and the remaining balance of 207 vested stock options has an expiry date of December 1, 2021.

The following weighted-average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2022	2021	2020
Exercise price	$1.10	$11.50	$6.47
Risk-free interest rate	2.56-3.01%	0.23%	1.68%
Expected life	5	5	5
Annualized volatility	75-80%	85%	83%
Dividend rate	0.00%	0.00%	0.00%

(d)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2022 is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2021	-	$-
Granted	3,195,000	$1.05
Exercised	(30,000)	$1.10
Outstanding RSU, December 31, 2022	3,165,000	$1.05

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(d)	Restricted share units (cont’d)

As at December 31, 2022 restricted share units outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
09-Mar-22	2,250,000	1,050,000	$1.03
13-Apr-22	825,000	416,250	$1.10
12-Jul-22	90,000	22,500	$1.10
Outstanding RSU, December 31, 2022	3,165,000	1,488,750	$1.05

Transactions for the year ended December 31, 2022, are as follows:

●	On March 9, 2022, the Company granted 450,000 RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $1.03/share.

●	On March 9, 2022, the Company granted 1,800,000 RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 150,000 RSU’s occurring on the date of the granted and another 150,000 vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.03/share.

●	On April 13, 2022, the Company granted 240,000 RSU’s to consultants that vest immediately. On the date of granting, the fair value and the stock price was $1.10/share.

●	On April 13, 2022, the Company granted 585,000 RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 48,750 RSU’s occurring on the date of the granted and another 48,750 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.10/share.

●	On July 12, 2022, the Company granted 90,000 RSU’s, to a consultant of the Company, that vest quarterly over 12 periods with the first vesting of 7,500 RSU’s occurring on the date of the granted and another 7,500 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.10/share.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(e)	Agents’ options

A summary of the Company’s agent options activity is as follows:

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2020	452,523	$8.02
Expired	(6,597)	$52.68
Outstanding agent options, December 31, 2021	445,926	$7.51
Granted	487,283	$2.51
Expired	(1,702)	$20.49
Outstanding agent options, December 31, 2022	931,507	$4.12

As at December 31, 2022 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.00
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.00
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	1.00
11-Jan-22	434,783	434,783	$2.53	11-Jan-27	4.00
01-Apr-22	52,500	52,500	$2.30	08-Mar-27	4.00
Total	931,507	931,507	$3.38		3.45

Transactions for the year ended December 31, 2022, are as follows:

●	The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%. The Company also issued 52,500 agent’s options with a fair value of $61,950 with an exercise price of $2.30.

Transactions for the year ended December 31, 2021, are as follows:

●	In December 2021, 6,597 agent’s options expired at an average exercise price of $52.68.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(e)	Agents’ options (cont’d)

Transactions for the year ended December 31, 2020, are as follows:

●	The Company issued 1,702 agents’ options on the closing of the August 2020 capital raise at an exercise price of $20.47 ($26.10 CAD) per common share and these agents’ options expire on July 28, 2022, adding an additional $9,873 to reserves and share issuance costs.

●	The Company issued 113,500 agents’ options to the underwriter of its initial public offering at an exercise price of $6.60 USD per common share and these agents’ options expire on September 28, 2025, including in reserves an additional $315,796 that are part of the share issuance costs.

●	On October 21, 2020, the underwriter of the initial public offering acquired 266,000 share purchase warrants pursuant to that certain underwriting agreement at $0.01 per warrant. The warrant has an exercise price of $6.85 USD with an expiry date of September 28, 2025. The Company added the Black-Scholes value to these agent warrants adding an additional $335,160 to reserves as part of the share issuance costs.

●	The Company issued 64,724 agents options to the placement agency of the December 31, 2020 capital raise at an exercise price of $11.50USD expiring on June 30, 2024, and using Black-Scholes added $420,508 to reserves as part of the share issuance costs.

(f)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2020	3,591,533	$10.55
Granted	2,142,857	$4.00
Exercised	(544,415)	$5.54
Expired	(68,647)	$62.87
Outstanding, December 31, 2021	5,121,328	$7.64
Granted	27,399,999	$0.93
Expired	(128,386)	$33.47
Outstanding, December 31, 2022	32,392,941	$1.76

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants (cont’d)

At December 31, 2022 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	1,805,585	$6.85	28-Sep-25
31-Dec-20	1,294,500	$11.50	30-Jun-24
03-Nov-21	1,892,857	$2.30	03-Nov-26
11-Jan-22	9,999,999	$2.30	11-Jan-27
12-Oct-22	17,400,000	$0.14	12-Oct-27
Total	32,392,941	$1.76

Transactions for the year ended December 31, 2022 are as follows:

●	128,386 share purchase warrant expired in 2022.

●	On January 11, 2022 as part of an underwritten public offering, the Company issued a total of 9,999,999 share purchase warrants, exerciseable at $2.30 per warrant and with a term of five years.

●	On October 12, 2022 as part of the underwritten public offering, the Company issued at total of 17,400,000 share purchase warrants, exerciseable at $0.14 per warrant and with at term of five years.

Transactions for the year ended December 31, 2021 are as follows:

●	During the year, 68,647 share purchase warrants expired at an average price of $62.87.

●	In February 2021, 88,911 tradeable warrants were exercised at $6.85 for total proceeds of $609,040.

●	In October 2021, 205,504 tradeable warrants were exercised at $6.85 for total proceeds of $1,407,702.

●	On December 7, 2021, 250,000 warrants were exercised at $4.00 for total proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was also transferred to share capital.

●	See Note 15 for warrants issued in the debenture financing. These warrants have met the criteria of a liability instrument on these financial statements.

Transactions for the year ended December 31, 2020 are as follows:

●	On June 23, 2020, as part of the 10% convertible debenture referred to in 14(b), the Company issued 10,897 share purchase warrants at an exercise price of $34.12 with an expiry of June 23, 2021.

●	On July 28, 2020, as part of the capital raise per 18(b), the Company issued 74,138 share purchase warrants at an exercise price of $20.47 with an expiry date of July 28, 2022.

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

17.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants (cont’d)

●	On December 31, 2020, the Company issued 1,294,500 share purchase warrants to the investors who participated in the private placement. Each unit consisted of one common share and one share purchase warrant. The warrant has an exercise price of $11.50 USD with an expiry date of June 29, 2024.

18.	COST OF SALES

(in thousands)	December 31, 2022	December 31, 2021	December 31, 2020

Inventory expensed	$3,781	$4,436	$2,998
Royalties	307	364	257
Other expenses	1,004	877	1,155
Total	$5,092	$5,677	$4,410

19.	SELLING AND MARKETING EXPENSES

(in thousands)	December 31, 2022	December 31, 2021	December 31, 2020

Salaries and related expenses	$2,601	$2,847	$2,111
Advertising and marketing	1,953	1,587	1,425
Travel and conferences	169	71	156
Total	$4,723	$4,505	$3,692

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

20.	GENERAL AND ADMINISTRATIVE EXPENSES

(in thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Salaries and related expenses	$601	$516	$284
Professional services	3,020	1,063	294
Consulting and director fees	1,171	972	1,206
Management fees	-	-	99
Travel	135	85	43
Office and general	1,994	1,650	603
Regulatory and filing fees	(33)	178	48
Shareholder relations	547	468	281
Total	$7,435	$4,932	$2,858

21.	FINANCE EXPENSES

	December 31, 2022	December 31, 2021	December 31, 2020
Interest paid and accretive interest on debentures	$86,841	$1,893,494	$1,744,120
Interest expense on long-term debt	-	4,877	11,107
Interest on bank loans	-	22,686	18,532
Other interest and bank charges	58,894	47,704	(3,819)
Loss (gain) on redemption of debentures	-	-	(16,712)
Interest earned on director’s loan	-	(6,000)	(23,000)
Interest expense on lease obligations	35,678	21,279	14,045
Total	$181,413	$1,984,040	$1,744,273

22.	TRANSACTION COSTS

Transaction costs incurred in 2022 are $1,398,598, which are costs incurred for the equity raises described in Note 17 (b).

Transaction costs incurred in 2021 are $1,254,642 which costs of $1,175,573 for the issuance of the convertible promissory note on November 3, 2021, as more fully described in Note 14, and $79,069 for the legal and due diligence costs for the acquisition of ClearRF, as more fully described in Note 4.

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

23.	INCOME TAXES not updated

The reconciliation of income taxes at statutory rates is as follows:

	2022	2021	2020

Loss for the year	$(15,299,251)	$(23,625,542)	$(13,591,117)

Expected income tax (recovery) at 27%	(3,085,891)	(6,379,000)	(3,670,000)
Change in statutory, foreign tax, foreign exchange rates and other	825,208	560,000	(117,000)
Permanent differences	863,183	1,098,000	134,000
Share issuance cost	-	-	(1,248,000)
Impact of convertible debenture	(3,154,750)	(24,000)	17,000
Prior year adjustment	(147,786)	(12,000)	208,000
Expiry of non-capital losses	-	-
Change in unrecognized deductible	4,700,036	4,757,000	4,676,000
Total income tax expense (recovery)	$-	$-	$-

Current income tax	$-	$-	$-
Deferred income tax	-	-	-
Total	$-	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020

Deferred tax assets (liabilities)
ROU assets and lease liabilities	$(11,000)	$(21,000)	$(9,000)
Intangible assets	(132,000)	(527,000)	(141,000)
Convertible debenture	-	(717,000)	(87,000)
Warrant liability	(820,000)	-	-
Non-capital losses	963,000	1,265,000	237,000
Net deferred tax liability	$-	$-	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

23.	INCOME TAXES (cont’d)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2022	Expiry date	2021	Expiry date	2020	Expiry date

Receivables	$-	None	$775,000	None	$775,000	None
Property, plant and equipment and intangibles	2,522,000	None	3,284,000	None	2,216,000	None
Financing cost	4,262,000	2041 to 2045	5,106,000	2040 to 2044	5,948,000	2039 to 2043
Inventory	1,614,000	None	1,989,000	None	1,373,000	None
Allowance for doubtful accounts	-	None	715,000	None	714,000	None
Warrant liability	3,036,000	None	2,177,000	None	-	None
Allowable capital losses	37,000	None	39,000	None	39,000	None
Non-capital losses available for future periods
- Canada	38,258,000	2026 to 2042	25,285,000	2026 to 2041	18,553,000	2026 to 2040
- Israel	23,600,000	None	18,117,000	None	11,938,000	None
- United States	-	None	35,000	None	-	None
Total non-capital losses	$61,858,000		43,437,000		30,491,000

24.	CAPITAL MANAGEMENT

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

As at December 31, 2022, the Company is not subject to externally imposed capital requirements. Previously, the Company had external capital requirements arising from the repayment of monthly principal payments on the convertible promissory note outstanding, as described in Note 13. The Company is also subject to a debt covenant in relation to the factoring agreement described in Note 5.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

25.	FINANCIAL INSTRUMENTS

Fair Value

The convertible promissory note was estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input). The convertible promissory note was repaid in full during the year ended December 31, 2022.

Sensitivity Analysis for fair value at December 31, 2021:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Convertible Promissory Note	The fair value of the convertible promissory note has been calculated using a binomial lattice methodology.

Key observable inputs

●   Share price (December 31, 2021: US $3.70)

●   Risk-free interest rate (December 31, 2021: 0.67%)

●   Dividend yield (December 31, 2021: 0%)

Key unobservable inputs

●   Instrument specific spread (December 31, 2021: 45%)

●   Credit spread (December 31, 2021: 9.76%)

The estimated fair value would increase (decrease) if:

●   The share price was higher (lower)

●   The risk-free interest rate was higher (lower)

●   The dividend yield was lower (higher)

●   The instrument specific spread was lower (higher)

●   The credit spread was lower (higher)

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

25.	FINANCIAL INSTRUMENTS (cont’d)

Convertible Promissory Note, December 31, 2021
	Comprehensive loss
	Increase	Decrease
Expected volatility (10% movement vs. the model input)	32,775	(96,413)
Credit spread (10% movement vs. the model input)	(265,377)	297,216
Instrument specific spread (10% movement vs. the model input)	(265,377)	297,216

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 28% of the Company’s revenue for the year ended December 31, 2022 (2021 -24%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $1,056,393 (2021-$930,971).

More than 50% of the Company’s customers have been active with the Company for over four years, and the allowance for doubtful accounts of $1,056,393 (2021-$930,971) has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

25.	FINANCIAL INSTRUMENTS (cont’d)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2022	December 31, 2021
EMEA	$637	$879
Australia	-	119
North America	938	546
Total	$1,575	$1,544

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

The Company had a factoring agreement with external funding (Note 5).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

25	FINANCIAL INSTRUMENTS (cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020, as discussed in Note 2. As at December 31, 2022, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(In USD thousands)	USD	NIS	CAD	Total

Financial assets and financial liabilities:

Current assets
Cash	$1,557	$25	$332	$1,914
Trade and other receivables	938	637	-	1,575
Advance to suppliers	156	-	-	156

Current liabilities
Accounts payable and accrued liabilities	(1,610,)	(1,040)	(429)	(3,079)
Warrant liability	(2,735)	-	-	(2,735)

Total	$1,694)	$378)	$(97)	$(2,169)

10% fluctuation in exchange rate	$(169)	$(38)	$(10)	$(217)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the fair value of both the convertible promissory note and the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

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

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,387,221	$1,271,532	$1,179,762
Share-based payments	2,126,970	235,737	261,794
Total	$3,514,191	$1,507,269	$1,441,556

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2022	2021	2020

Selling and marketing expenses	VP Technology/VP Sales International	$202	$402	$174
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$1,185	$869	$1,006

Loan to Director

On April 1, 2019, the Company loaned to a director and its chief Executive Officer, $200,000 USD. This loan was for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020, the interest rate on the loan was increased to 12% per annum. There were no capital repayment requirements until the end of the term when a balloon payment of the principal balance was required. The director repaid the loan in full on May 23, 2021.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

27.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers (Note 29).

Geographical area information is shown below:

External revenues by Geography
(in thousands)	2022	2021	2020

USA	$3,839	$2,738	$2,679
Canada	1,274	1,656	1,691
EMEA	1,322	3,090	1,465
Australia	47	61	155
Total	$6,482	$7,545	$5,990

Non-current asset geographic area information is shown below:

(in thousands)	2022	2021

Long-term receivable total	$150	$168
Canada	-	-
EMEA	150	168

Right of use asset total	$880	$1,078
Canada	170	188
EMEA	710	890

Equipment total	$207	$268
Canada	-	34
EMEA	207	234

Intangibles total	$6,988	$4,351
Canada	-	94
EMEA	6,988	4,257

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

27.	SEGMENTED INFORMATION (cont’d)

Product information is shown below:

Revenue by product line
(in thousands)	2022	2021	2020
Cellular boosters and related accessories	$2,558	$4,235	$2,666
Rugged devices and related accessories	3,924	3310	3324
Total	$6,482	$7,545	$5,990

28.	MAJOR CUSTOMERS

Revenues from the three largest customers of the Company for the year ended December 31, 2022, represent approximately $2,764,000 or 42% of the Company’s total revenues (December 31, 2021, represent approximately $5,129,000 or 54% of the Company’s total revenues, December 31, 2020, four customers representing $2,445,000 or 41% of total revenues), of which two of these customers in 2020 required extended payment terms, 50% bad debt provisions were taken on these accounts as part of the Company’s accounting policy for aged receivable provisions.

29.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	2022	2021	2020
Change in non-cash working capital:
Trade and other receivables	$(30,201)	$187,432	$(2,773,808)
Prepaids	(19,238)	594,734	(496,132)
Inventory	(1,695,079)	(3,075,532)	(601,487)
Advances to suppliers	314,315	264,383	(83,860)
Accounts payable and accrued liabilities	432,329	(158,906)	1,372,389
Deferred revenue	149,600	-	-
Due to/from related party	-	214,456	(76,866)
	$(848,274)	$(1,973,433)	$(2,659,764)

During the year ended December 31, 2022, the Company paid $95,735 (December 31, 2021 - $772,300, December 31, 2020 - $872,505) in interest and $Nil (December 31, 2021 and 2020 - $Nil) in income taxes.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

29.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS (cont’d)

During the year ended December 31, 2022, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $174,352 in right of use assets and $174,351 in lease liabilities.

(b)	Issued $232,300 in share capital in settlement of debt.

(c)	Issued $4,138,000 in share capital to settle $3,200,000 of convertible debentures.

During the year ended December 31, 2021, the Company incurred the following non-cash investing or financing activities:

(d)	Recognized $910,055 in right of use assets and $833,766 in lease liabilities.

(e)	Issued $560,000 in share capital which was accrued in the prior year for services.

(f)	Issued $36,050 in share capital in settlement of debt.

During the year ended December 31, 2020, the Company incurred the following non-cash investing or financing activities:

(a)	Reclassified $40,980 from convertible debenture to share capital as the result of a conversion of $57,692 of debentures into 1,149 shares.

(b)	Recognized $912,916 of accretion of the convertible debentures, classified $56,471 of long-term debt, $127,776 of lease obligations and $6,160,769 of convertible debentures all as current liabilities.

(c)	Issued shares with a value of $710,970 and accrued shares to be issued of $560,000 in exchange for services.

(d)	Recognized $306,085 in right of use assets and lease liabilities.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2021 and 2020

30.	SUBSEQUENT EVENTS

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 18,042,857 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $0.23 to $0.20 per share and issue new unregistered warrants to purchase up to an aggregate of 18,042,857 common shares with an exercise price of $0.20 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $0.20 per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 2,989,130 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $0.23 per common share to an exercise price of$0.20 per common share.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 21,031,987 outstanding $0.20 warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore in the first week of April 2023, 17,116,987 warrants were exercised cashless in exchange for 17,116,987 common shares of the Company with 3,915,000 cashless warrants remaining unexercised.

The Company is presently under a cease trading order with the British Columbia Securities Commission, for late filing of the Company’s December 31, 2022 financial statements.

The Company has received a notice from NASDAQ that the Company is in default of maintaining a minimum bid price of $1.00 per share. In the event this is not rectified by August 21, 2023, the Company will be de-listed from NASDAQ exchange.