Form 20-F/A
period 2022-12-31
Siyata Mobile Inc.
filed 2023-05-18
CIK 1649009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

Amendment No. 1

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

Yes ☐     No ☐

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed by Siyata Mobile Inc. (the “Company”) as Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on May 15, 2023. The purpose of this Amendment is to correct a number of typographical and syntax errors, and to include in this filing the iXBRL files with the EDGAR files. These errors are not material to the financial statements for the year ended December 31, 2022. Accordingly, the financial statements included herein are not considered to be a restatement of the Company’s financial statements for such periods.

The Company has updated the disclosure contained in this Amendment to its annual report on Form 20-F to replace the financial data with the revised financial data, and to make related textual changes. The Company has made no other material changes to its report, and the disclosure in the report has not been updated to reflect events that have occurred since May 15, 2023, the date on which the Company originally filed its annual report on Form 20-F. Accordingly, except as expressly modified to reflect the non-material changes contained herein, the annual report, as amended by this Amendment No. 1, continues to speak only as of May 15, 2023, the date on which the annual report on Form 20-F was originally filed.

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

	Quarter Ended
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022 (restated)	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
Income/(loss)	$(6,588,309)	$(527,948)	$(4,304,088)	$(3,878,909)	$(4,979,661)	$(5,667,937)	$(10,862,538)	$(2,115,406)
Comprehensive income/(loss) for the period	$(6,589,329)	$(390,838)	$(4,278,102)	$(3,903,377)	$(4,833,795)	$(5,677,274)	$(10,927,718)	$(2,047,991)
Loss per share	$(0.17)	$(0.03)	$(0.29)	$(0.30)	$(0.99)	$(1.18)	$(2.26)	$(0.45)

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

A copy of our articles is attached as Exhibit 1.1 to the Annual Report filed on May 15, 2023.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Convertible Debentures

Maturing On	Dec 23/21	June 23/21
	$CAD 7.866M M(b)	$CAD 1.58M M(c)(d)	Dec 28/20 $CAD 4.6MM(a)	Nov 2/23 $6.0MM USD(e)	Total
Balance December 31, 2019	4,049,349	0	1,047,661	-	5,097,010

Interest and accretion expense	1,536,081	91,149	116,890	-	1,744,120
Interest paid or accrued	(715,763)	(58,889)	(56,551)	-	(831,203)
Rollover to the 10% convertible debenture	-	-	(186,359)	-	(186,359)
Issuance of the 10% convertible debenture	-	1,113,657	-	-	1,113,657
Repayment of 10.5% convertible debenture	-	-	(890,794)	-	(890,794)
Foreign exchange adjustment	186,165	-	(30,847)	-	155,318
Convert $75,000 debentures into share capital	(40,980)	-	-	-	(40,980)
Balance December 31, 2020	5,014,852	1,145,917	-	-	6,160,769

Interest and accretion expense	1,893,494	-	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	-	(746,145)
Issuance of the $6MM debenture	-	-	-	4,395,881	4,395,881
Repayment of 10% convertible debenture	-	(1,145,917)	-	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	-	(6,162,201)
Unamortized fair value difference-opening			-	(1,341,948)	(1,341,948)
Amortization of fair value difference				111,830	111,830
Change in fair value of debenture	-	-	-	177,530	177,530

Balance December 31, 2021	-	-	-	3,343,293	3,343,293
Current portion of debenture				(1,421,911)	(1,421,911)
Long term portion of debenture				1,921,382	1,921,382

Balance December 31, 2022	-	-	-
Current portion of debenture
Long term portion of debenture

(a)	On December 28, 2017, the Company issued 4,600 unsecured convertible debentures at a price of $1,000 CAD per unit. Each debenture was convertible into 11.5 Common Shares of the Company at $87.00 CAD per Common Share with a maturity date of June 28, 2020.

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

ITEM 19. EXHIBITS

Exhibit	Description
1.1	Articles of the Company.

2(d)	Description of Registrant’s Securities, filed as Exhibit 2(d) to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.1	Form of the Representative’s Warrant, filed as exhibit 4.1 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.2	Form of Convertible Debenture Indenture, filed as exhibit 4.2 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.3	Form of Warrant Certificate, filed as exhibit 4.3 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.4	Unsecured Convertible Debenture, dated June 22, 2020, by and between the Company and Accel Telecom Ltd., filed as exhibit 4.4 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.5	Form of Warrant for the Purchase of Shares of Common Shares, filed as exhibit 4.5 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.6	Form of Warrant Agency Agreement, filed as exhibit 4.6 to the Registration Statement on Form F-1 filed on September 24, 2020, and incorporated herein by reference.

4.7	Form of Securities Purchase Agreement (Israeli investors) dated December 31, 2020, filed as Exhibit 4.7 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.8	Form of Securities Purchase Agreement (Canadian investors) dated December 31, 2020, filed as Exhibit 4.8 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.9	Form of Warrant, filed as exhibit 4.1 to the Report on Form 6-K filed on January 4, 2021, and incorporated herein by reference.

4.10	Siyata Mobile Inc. 2016 Stock Option Plan (and U.S. sub-plan), filed as Exhibit 4.10 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.11	Equity Purchase Agreement, dated March 23, 2021, by and between the Company, ClearRF Nevada Inc., ClearRF LLC, certain sellers of ClearRF LLC and Tod Byers, filed as Exhibit 4.11 to the Form 20-F filed on June 30, 2021, and incorporated herein by reference.

4.12	Form of Representative’s Warrant, filed as ANNEX IV to Exhibit 4.1 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.13	Form of Common Stock Purchase Warrant filed as Exhibit 4.2 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.14	Form of Pre-Funded Warrant filed as Exhibit 4.3 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.15	Form of Warrant Agency Agreement filed as Exhibit 4.4 in Amendment No. 4 to the Form F-1 filed on January 5, 2022 and incorporated herein by reference.

4.16	Form of Warrant Issued to Lind Global Partners filed as Exhibit 4.1 in Amendment No. 1 to the Company’s Registration on Form F-1 filed on December 1, 2021 and incorporated herein by reference.

4.17	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.6 of the Amendment No. 1 to the Company’s Registration on Form F-1 filed on December 1, 2021) and incorporated herein by reference.

4.18	Form of Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Form 6-K filed on October 12, 2022)

4.19	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K filed on October 12, 2022)

4.20	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Form 6-K filed on January 19, 2023).

4.21	Form of Lind Waiver Warrant (incorporated by reference to Exhibit 4.5 of the Company’s Registration on Form F-1 (File No. 333-269814) filed on February 15, 2023) and incorporated herein by reference.

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.2 of the Company’s Registration on Form F-1 (File No. 333-261190) filed on November 18, 2021) and incorporated herein by reference.

10.1	Consulting Agreement, dated July 1, 2018, by and between the Company, BSD, Ltd. and Marc Seelenfreund (incorporated by reference to Exhibit 10.1 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.2	License Agreement dated December 1, 2012, by and between Uniden America Corporation, Inc. & affiliates and Signifi Mobile. (incorporated by reference to Exhibit 10.2 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.3	Parent License Agreement, dated November 30, 2017, by and between Wilson Electronics, LLC and Signifi Mobile Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.4	2016 Siyata Mobile Inc. Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.5	Demand Operating Facility Agreement, dated March 3, 2020, by and between The Toronto-Dominion Bank and Signifi Mobile Inc./Mobile Signifi Inc. (incorporated by reference to Exhibit 10.5 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.6	Amended and Restated Employment Agreement, dated July 1, 2018, by and between the Company and Gerald Bernstein (incorporated by reference to Exhibit 10.6 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.7	Consulting Agreement, dated November 26, 2018, by and between the Company, Glenn Kennedy Sales Agency and Glenn Kennedy (incorporated by reference to Exhibit 10.7 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.8	LTE Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation (incorporated by reference to Exhibit 10.8 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.9	AAC Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation (incorporated by reference to Exhibit 10.9 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.10	Loan Agreement, dated April 1, 2019, by and between the Company and BSD Capital, LTD. (incorporated by reference to Exhibit 10.10 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.11	Assignment and Amending Agreement, dated January 1, 2020, by and between the Company, BSD Capital, LTD. and Basad Partners LTD. (incorporated by reference to Exhibit 10.11 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.12	Securities Purchase Agreement, dated as of October 27, 2021, by and between the Company and Lind Partners (incorporated by reference to Exhibit 10.12 of the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on December 27, 2021).

10.13	Secured Convertible Promissory Note issued to Lind Global Fund II LP filed as Exhibit 10.2 to the Report on Form 6-K filed on October 27, 2021.

10.14	Form of Warrant Exercise Agreement by and between Siyata Mobile Inc. and the Holders dated January 18, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed on January 19, 2023)

10.15	Senior Secured Convertible Promissory Note issued to Lind Global Fund II LP (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on November 15, 2021).

10.16*	Annual Information Form for the year ended December 31, 2022.

10.17#	Amended Agreement by and between Siyata Mobile Inc. and Peter Goldstein dated March 9, 2022.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.

101**	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Changes in Stockholders’ Deficit; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

*	filed herewith.

**	furnished herewith.

#	Management contracts or compensatory plans, contracts or arrangements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SIYATA MOBILE INC.

Date: May 18, 2023	By:	/s/ Marc Seelenfreund
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

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020

Revenue	$6,481,910	$7,545,488	$5,989,772
Cost of sales (Note 18)	(5,092,011)	(5,677,317)	(4,409,655)
Gross profit	1,389,899	1,868,171	1,580,117
EXPENSES
Amortization and depreciation (Note 7,9)	1,142,165	1,008,321	1,280,122
Development expenses (Note 9)	339,828	846,242	560,236
Selling and marketing (Note 19)	4,723,309	4,504,992	3,691,844
General and administrative (Note 20)	7,435,016	4,932,450	2,857,550
Inventory impairment (Note 6)	813,205	3,087,999	1,571,649
Loss from water damage (Note 6)	544,967	-	-
Bad debts (recovered) (Note 5)	86,103	930,971	1,530,667
Impairment of intangibles (Note 9)	-	4,739,286	293,000
Impairment of goodwill (Note 10)	-	852,037	-
Share-based payments (Note 17)	2,888,704	1,338,931	517,678
Total operating expenses	17,973,297	22,241,229	12,302,746
Net operating loss	(16,583,398)	(20,373,058)	(10,722,629)

OTHER EXPENSES
Finance expense (Note 21)	181,413	1,984,040	1,744,273
Foreign exchange	586,794	108,632	(290,401)
Change in fair value of convertible promissory note (Note 13)	4,794,710	295,492	-
Change in fair value of warrant liability (Note 14)	(8,245,662)	(390,322)	-
Transaction costs (Note 22)	1,398,598	1,254,642	1,414,616
Total other expenses	(1,284,147)	3,252,484	2,868,488
Recovery of income taxes	-	-	-
Net loss for the year	(15,299,251)	(23,625,542)	(13,591,117)
Other comprehensive income
Translation adjustment	137,609	138,764	2,887
Comprehensive loss for the year	$(15,161,642)	$(23,486,778)	$(13,588,230)

Weighted average shares	20,912,391	4,849,250	1,484,898
Basic and diluted loss per share	$(0.73)	$(4.87)	$(9.15)

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the years ended December 31, 2022, 2021 and 2020

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

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Operating activities
Net loss for the year	$(15,299,251)	$(23,625,542)	$(13,591,117)
Items not affecting cash:
Amortization and depreciation	1,142,165	1,008,321	1,280,122
Bad debt expense	86,103	930,971	1,530,667
Impairment of inventory	813,205	3,087,999	1,571,649
Loss due to water damage	544,967	-	-
Impairment of intangibles	-	4,739,286	293,000
Impairment of goodwill	-	852,037	-
Fair value changes on derivatives	(3,450,952)	(95,831)	-
Interest expense, net of repayments	35,678	1,168,628	926,962
Interest income	-	-	(14,456)
Foreign exchange	22,872	-	138,691
Transaction costs	1,398,598	-	-
Share based payments	2,888,704	1,338,931	517,678
Loss on debt conversion	-	-	16,712
Change in non-cash working capital (Note 29)	(2,035,069)	(1,973,433)	(2,659,764)
Net cash used in operating activities	(13,852,980)	(12,568,633)	(9,989,856)

Investing activities
Repayment of long-term receivable	17,982	-	-
Intangible asset additions	(3,405,862)	(2,769,679)	(1,513,570)
Equipment additions	(14,220)	(224,513)	(21,136)
Acquisition of ClearRF	(159,905)	(122,015)	-
Net cash used in investing activities	(3,562,005)	(3,116,207)	(1,534,706)

Financing activities
Lease payments	(278,381)	(182,682)	(146,146)
Bank loan	(27,159)	(410,689)	405,413
Repayment of long-term debt	-	(110,312)	(45,490)
Convertible debt issued, net of repayments	(4,000,000)	(1,308,118)	99,490
Proceeds on share issuance	24,067,763	-	28,168,529
Share issuance costs	(2,258,167)	-	(3,133,147)
Exercise of warrants	61,950	3,017,743	-
Net cash from financing activities	17,566,006	1,005,942	25,348,649

Effect of foreign exchange on cash	142,979	(165,626)	(21,396)

Change in cash and restricted cash for the year	294,000	(14,844,524)	13,802,691
Cash and restricted cash, beginning of year	1,619,742	16,464,266	2,661,575
Cash and restricted cash, end of year	$1,913,742	$1,619,742	$16,464,266

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

As a further consideration, the Company made the additional following payments:

(a)	On March 31, 2022, pay $155,015 in cash (or less, subject to certain income minimums);

(b)	On March 31, 2022, issue common shares of the Company valued at $194,085, and

(c)

In addition to the above, further incentives may have been earned and payable to the vendors based on revenues earned from the date of acquisition to March 31, 2022, inclusive. However, these milestones have not been met and so the Company had no further liability to the Vendors.

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

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at December 31, 2022 based on the replacement cost method. Based on the results of their, management determined that the recoverable amount was equal to, or in excess of the carrying amount in December 31, 2022. However, for the year ended December 31, 2021 the recoverable amount was less than the carrying amount which resulted in a total impairment at December 31, 2021 of $4,739,286 as follows: rugged device impairment of $4,339,366 and $399,920 impairment to a supplier relationship.

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

12.	LEASE OBLIGATIONS (cont’d)

Future minimum lease payments are as follows:

	December 31, 2022	December 31, 2021
Year 1	$303,788	$232,969
Year 2	227,757	255,000
Year 3	179,872	270,000
Year 4	196,570	262,513
Year 5 and thereafter	96,000	196,571
Total lease obligation	$1,003,987	$1,217,053
Less finance expenses	(64,982)	(196,571)
Lease Obligations	$939,005	$1,020,482

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

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US 4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering.

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

November 3, 2021 warrants

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of US 4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities (Note 18 for the change in exercise price as of January 13, 2022, to $2.30 per share).

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

●	During the month of November 2020, the Company issued 170,000 common shares at $5.99 per share to the underwriter of the initial public offering as a result of the underwriter exercising its over-allotment option, for gross proceeds of $1,018,300 less share issuance costs of $81,464 for net proceeds of $936,836.

●	On December 14, 2020, the Company issued 85,659 common shares to various suppliers as required under contractual obligations valued at $710,970.

●	On December 31, 2020, the Company completed a private placement issuing 1,294,500 units at $10.00 USD per unit for gross proceeds of $12,945,500 USD. Each Unit consisting of one common share and one warrant to purchase one common share. Each warrant has an exercise price of $11.50 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The common shares and the warrants comprising the units were immediately separable upon issuance and were issued separately in the offering. The common shares using the residual value approach were valued at $10.00 USD per share and each warrant was valued at NIL per warrant. Total share issuance costs totalled $1,707,138 which includes 64,724 broker warrants exercisable at $11.50 with a Black-Scholes value of $420,508.

(c)	Stock options

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

●	On July 12, 2022, the Company granted 330,000 stock options, at an exercise price of $1.10 per share, and 120,000 RSU’s to employees and consultants with a fair value of $1.10 per share. Of these 120,000 RSU’s granted, 30,000 vested immediately and were converted into common shares of the Company and the remaining 90,000 RSU’s vest quarterly with the first vesting of 7,500 taking place on the date of the grant and 11 equal quarterly vesting of 7,500 RSU’s per quarter thereafter. Of these 330,000 stock options granted, they vest quarterly with the first vesting of 27,500 taking place on the date of the grant and 11 equal quarterly vesting of 27,500 RSU’s per quarter thereafter. The fair value of these options on the date of the grant is $173,191 ($0.5248 per share).

Transactions for the year ended December 31, 2021 are as follows:

●	During the year ended December 31, 2021 the Company recorded share-based payments expense of $1,338,931 in relation to options vesting.

●	On January 2, 2021, the Company issued 62,000 stock options to various employees at an exercise price of $11.50 of which 57,000 expire on January 2, 2026 and 5,000 expires on January 2, 2031.

●	On January 18, 2021, the Company issued 38,500 stock options to various employees and consultants at an exercise price of $11.50 expiring on January 2, 2026.

●	On August 31, 2021, one of the employees was no longer with the Company. The employee had initially received 4,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this employee’s departure, 2,500 of their unvested stock options were cancelled and the remaining 1,500 options expire one year from departure, August 31, 2022.

●	On October 29, 2021, one of the directors was no longer with the Company. The employee had initially received 20,000 out of the 38,500 stock options issued on January 18, 2021. As a result of this director’s departure, 10,000 of their unvested stock options were cancelled and the remaining 10,000 options expire one year from departure, October 29, 2022.

●	In December 2021,1,500 stock options expired at an average of $57.00 per share.

Transactions for the year ended December 31, 2020 are as follows:

●	During the year ended December 31, 2020 the Company recorded share-based payments expense of $517,678 in relation to options vesting.

●	On January 1, 2020, the Company issued 2,690 stock options to various employees at an exercise price of $CAD56.86 that 2,069 expires on October 31, 2025 and 621 expires on January 1, 2023.

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

17.	SHARE CAPITAL (cont’d)

(d)	Restricted share units (cont’d)

As at December 31, 2022 restricted share units outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
09-Mar-22	2,250,000	1,050,000	$1.03
13-Apr-22	825,000	416,250	$1.10
12-Jul-22	90,000	22,500	$1.10
Outstanding RSU, December 31, 2022	3,165,000	1,488,750	$1.05

Transactions for the year ended December 31, 2022, are as follows:

●	On March 9, 2022, the Company granted 450,000 RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $1.03/share.

●	On March 9, 2022, the Company granted 1,800,000 RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 150,000 RSU’s occurring on the date of the granted and another 150,000 vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $1.03/share.

●	On April 13, 2022, the Company granted 240,000 RSU’s to consultants that vest immediately. On the date of granting, the fair value was $1.10/share.

●	On April 13, 2022, the Company granted 585,000 RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 48,750 RSU’s occurring on the date of the granted and another 48,750 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $1.10/share.

●	On July 12, 2022, the Company granted 90,000 RSU’s, to a consultant of the Company, that vest quarterly over 12 periods with the first vesting of 7,500 RSU’s occurring on the date of the granted and another 7,500 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $1.10/share.

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2022 and 2021

23.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2022	2021	2020

Loss for the year	$(15,299,251)	$(23,625,542)	$(13,591,117)

Expected income tax (recovery)	(3,085,891)	(6,379,000)	(3,670,000)
Change in statutory, foreign tax, foreign exchange rates and other	825,208	560,000	(117,000)
Permanent differences	863,183	1,098,000	134,000
Share issuance cost	-	-	(1,248,000)
Impact of convertible debenture	(3,154,750)	(24,000)	17,000
Prior year adjustment	(147,786)	(12,000)	208,000
Expiry of non-capital losses	-	-
Change in unrecognized deductible	4,700,036	4,757,000	4,676,000
Total income tax expense (recovery)	$-	$-	$-

Current income tax	$-	$-	$-
Deferred income tax	-	-	-
Total	$-	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020

Deferred tax assets (liabilities)
ROU assets and lease liabilities	$(11,000)	$(21,000)	$(9,000)
Intangible assets	(132,000)	(527,000)	(141,000)
Convertible debenture	-	(717,000)	(87,000)
Warrant liability	(820,000)	-	-
Non-capital losses	963,000	1,265,000	237,000
Net deferred tax liability	$-	$-	$-

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

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $1,056,393 (2021-$1,090,066).

More than 50% of the Company’s customers have been active with the Company for over four years, and the allowance for doubtful accounts of $1,056,393 (2021-$1,090,066) has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

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

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers (Note 28).

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

29.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	2022	2021	2020
Change in non-cash working capital:
Trade and other receivables	$(116,304)	$187,432	$(2,773,808)
Prepaids	(19,238)	594,734	(496,132)
Inventory	(3,028,071)	(3,075,532)	(601,487)
Advances to suppliers	314,315	264,383	(83,860)
Accounts payable and accrued liabilities	664,629	(158,906)	1,372,389
Deferred revenue	149,600	-	-
Due to/from related party	-	214,456	(76,866)
	$(2,035,069)	$(1,973,433)	$(2,659,764)

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