Form 20-F
period 2023-12-31
Siyata Mobile Inc.
filed 2024-04-08
CIK 1649009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ____________________________________

For the transition period from _________________ to __________________

Commission File No.: 001-39557

SIYATA MOBILE INC.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

British Columbia, Canada

(Jurisdiction of incorporation or organization)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

514-500-1181

(Address of principal executive offices)

Marc Seelenfreund

(514) 500-1181

marc@siyata.net

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6

Canada

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

570,462 common shares, no par value per common share, as of December 31, 2023.

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

Yes ☐     No ☒

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐     No ☒

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

NOTE ON PRESENTATION

Our audited consolidated financial statements for the year ended December 31, 2023, included elsewhere in this annual report on Form 20-F, or the Annual Report, are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

On September 24, 2020, we effected a reverse share split of our issued and outstanding Common Shares on the basis of one (1) Common Share for one hundred and forty-five (145) Common Shares, or the Reverse Split. Unless otherwise indicated, the share and per share information in this Annual Report, reflects the Reverse Split.

On August 9, 2023, we effected a reverse share split of our issued and outstanding Common Shares on the basis of one (1) Common Share for one hundred (100) Common Shares, or the Reverse Split. Unless otherwise indicated, the share and per share information in this Annual Report, reflects the Reverse Split.

On December 4, 2023, we effected a reverse share split of our issued and outstanding Common Shares on the basis of one (1) Common Share for seven (7) Common Shares, or the Reverse Split. Unless otherwise indicated, the share and per share information in this Annual Report, reflects the Reverse Split.

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

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our common shares, including common shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS

All trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements,” which includes information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations and effectively utilize the capital raised therefrom;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to meet the continued listing requirements and standards of the Nasdaq Capital Market, or Nasdaq;

●	our ability to meet our financial operating objectives;

●	the availability of, and our ability to attract, qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

v

●	positive cash flows and financial viability of our operations and any new business opportunities;

●	our ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and

●	the effects of the global COVID-19 pandemic and the war in Ukraine.

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

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

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

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses and we may never achieve or maintain profitability.

●	Our consolidated audited financial statements for the fiscal year ended December 31, 2023 includes a “going concern” explanatory paragraph expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

●	In 2023, 2022 and 2021 our independent registered public accountants identified material weaknesses in our internal controls over financial reporting which have been partially remediated. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Risks Related to Our Business and Industry

●	We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

●	We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

●	We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

●	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

●	If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

●	We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

●	The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

●	Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

●	We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

●	We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

●	If we are unable to sell our solutions into new markets, our revenues may not grow.

●	If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

●	A security breach or other significant disruption of our information technology (“IT”) systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

●	We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

●	We have a limited history of contracting with third party manufacturers in Asia for the high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

●	Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Middle East War, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.

●	We rely on industry data and projections which may prove to be inaccurate.

Risks Related to our Reliance on Third Parties

●	As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

●	Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

●	Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

●	The application development ecosystem supporting our devices and related accessories is new and evolving.

●	Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

●	Our products are subject to risks associated with sourcing and manufacturing.

●	The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

●	Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

●	Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

●	Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

●	We are exposed to risks associated with strategic acquisitions and investments.

●	We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Risks Related to Government Regulation

●	We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non- compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

●	We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

●	Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

●	We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Risks Related to Our Intellectual Property

●	If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

●	Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

●	Our use of open-source software could subject us to possible litigation or otherwise impair the development of our products.

●	Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

Risks Related to our Locations in Israel and Canada and Our International Operations

●	We also conduct our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors named herein in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

●	Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

●	We have operations in China, which exposes us to risks inherent in doing business there.

●	The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, in which we do business could adversely impact our financial performance.

●	Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

●	Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

Risks Related to Ownership of Our Securities

●	We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects. In addition, such funding may dilute our existing shareholders.

●	We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the public offering price you paid for your shares.

●	If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

●	We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

●	Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

●	The exercise of the outstanding warrants may further dilute the Common Shares and adversely impact the price of our Common Shares.

●	The market for our Common Shares may not provide investors with adequate liquidity.

●	Since we do not expect to pay any cash dividends for the foreseeable future, investors in our common shares may be forced to sell their stock in order to obtain a return on their investment.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

●	A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to price volatility in our Common Shares.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of December 31, 2023, we had an accumulated deficit of $90,750,457. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our independent registered public accounting firm, in its report on our financial statements for the year ended December 31, 2023, concurs with management representation that raises substantial doubt about our ability to continue as a going concern.

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

Our independent registered public accountants have included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2023, concurring with management representation of expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in 2023, 2022 and 2021. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, our independent registered public accountants identified several material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2023, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to our revenue recognition practices where we do not sufficiently determine for specific transactions the correct timing in which the revenue should be recorded after title transfer terms were met. The second material weakness related to insufficient documentation of inventory controls relating to our inventory balances, transfer between sites and off-site inventory tracking is limited. The third material weakness related to internal control weaknesses in the capitalization and coordination of development costs to prevent excess payments and erroneously recorded invoices.

For the material weaknesses identified in our 2023 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●	With respect to the revenue recognition weakness, management has implemented a process that will scrutinize the delivery date for each sale that occurs to ensure that the revenue recognition for each period is calculated properly. This will ensure proper matching of revenues in the period incurred.

●	With respect to the inventory transfers, management has implemented manual processes as a back up to ensure all inventory transfers are recorded properly so that the inventory valuation is correct.

With respect to the research and development process, our research and development team will be required to approve all invoices from the research and development subcontractor and ensure they fall within the budget and to ensure that new contracts and agreements are made to extend and expand the previous contract once total payments reached the sum in the agreement to ensure the amounts capitalized are not in excess of the original budget with its discounted cash flows. Once the research and development team has approved the invoice based on the above criteria, the Company’s Chief Executive Officer will review the documentation and, once approved, will forward the documentation to the Company’s Chief Financial Officer in Canada for wire initiation.

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

More than 60% and 50% of our revenues for the years ended December 31, 2023 and 2022, were generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers. Our wireless carrier channel partners currently include:

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

Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Middle East War, which may cause a material adverse effect on the level of economic activity around the world, including in the markets we serve.

In October 2023, war broke out in the Middle East between Israel and Hamas and possibly with other regional powers. As a result of this war, various nations, including the United States, have been monitoring the situation closely. While we currently have customers, assets, liabilities, employees and suppliers in the region we have not experienced any supply disruptions directly related to this war. As this war continues or possibly escalates, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our customers, operations and our supply chain. The impact of the conflict and related sanctions on the world economy are subject to rapid change and are difficult to predict. The war could create disruptions in the supply chain for certain of our products which, to date, has not had a substantive impact on our operations. None of our critical raw materials are sourced from, and none of our finished products are manufactured in, the Middle East region. We have no operations or other projects in that region.

We are monitoring any broader economic impact from the Middle East war, including heightened risk of cyberattacks, property damage, employee inaccessibility to the workplace, increased prices of fuel and other commodities, and potential impacts to our partners’ supply chains. Our financial condition, results of operations, and cash flows may be materially adversely affected, but the specific impact on our financial condition, results of operations, and cash flows is currently difficult to determine.

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

For our fiscal years ended December 31, 2023 and 2022, we derived 52% and 49% of our revenue, respectively, from five customers/channel partners. Any termination of a business relationship with, or a significant sustained reduction in business from, one or more of these channel partners/customers could have a material adverse effect on our operating results and cash flows.

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

Risks relating to our locations in Israel and Canada and our international operations

We also conduct our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations.

Since 2015, we operate a cellular technology company in Israel and a number of our officers, directors and employees are residents of Israel, and because of this our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. In October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon, may escalate in the future into a grater regional conflict.

Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. Parties and our employees/contractors with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The conflict situation in Israel could cause situations where our operational/functional or auditing bodies could not be able to function adequately, thus possibly leading to temporary suspensions or even cancellations of our product deliveries, our work-flow clearance or other certifications.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the import of inputs and the export of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. Additionally, members of our management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The Israel Defense Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Several of our employees are or now may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

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

As of December 31, 2023, we had 570,462 Common Shares issued and outstanding. As of October 27, 2023, up to an additional 530,000 (75,714 after the 1-7 reverse stock split) Common Shares underlying outstanding warrants that have been registered with the SEC for resale are unrestricted and freely tradeable. As of December 31, 2023 after prefunded warrant exercises, 259,161 (37,023 after the 1-7 reverse stock split) pre-funded remain to be exercised at $0.07 We also have other outstanding unexercised agents’ options to purchase 18,474 Common Shares as of December 31, 2023 that expire between June 30, 2024 and October 31, 2028. We also have 4,390 restricted share units outstanding at December 31, 2023 If the holder of our free trading shares wanted to sell these shares, there might not be enough purchasers to maintain the market price of our Common Shares on the date of such sales. Any such sales, or the fear of such sales, could substantially decrease the market price of our Common Shares and the value of your investment.

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

Based on shares outstanding as of April 2, 2024, our executive officers and directors, together with entities affiliated with such individuals, along with our largest shareholder, will beneficially own approximately 0.08% of our Common Shares based on 570,462 Common Shares issued and outstanding on such date of December 31, 2023, the Company had 570,462 Common Shares issued and outstanding.

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

In connection with the audit of our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, our independent registered public accountants identified three, three and six material weaknesses, respectively, in our internal control over financial reporting.

We have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as described above. These measures have only partially remediated the material weaknesses identified in 2023, 2022 and 2021 as discussed above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting, cause the market price of our Common Shares to decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

Our auditor has agreed with management’s decision to include a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2023, expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us. The Canadian registered office of the Company is located at 7404 King George Boulevard, Suite 200, Surrey, British Columbia, V3W-1N6 and our warehouse and Canadian sales headquarters is located at 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada. Our agent for U.S. federal securities law purposes is c/o Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading U.S. cellular carriers, and through international cellular carriers and distributors in Canada, Europe, Australia and the Middle East.

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

In 2022, Siyata unveiled its next generation rugged device, the SD7. The SD7 is Siyata’s first mission critical push-to-talk device (“MCPTT”) and is also the first rugged handset that Siyata announced in North America in the fourth quarter of 2021, and is now shipping in North America, Europe, Middle East and Australia. The wireless carriers who have certified and are selling SD7 Handset include AT&T, FirstNet, Verizon, T-Mobile, USCellular, Bell Mobility, Telstra, and KPN. The SD7 Rugged PTT Handset is targeting first responders and enterprise customers who have previously used traditional legacy two-way Land Mobile Radios (“LMR”) but who would prefer a solution that provides wide-area coverage like a cellular device, and also one that provides the same core functionality of Push-to-Talk that they used with their previous older technology.

SD7+ Handset

Siyata has also announced the SD7+ with Body Camera, which is similar to the SD7 Handset, but it incorporates body camera functionality. The SD7+ can replace both an LMR two-way radio and a dedicated body camera device for police, security, or any customer who requires PTT and body camera functionality. The SD7+ is expected to begin shipping in the coming months.

Siyata also offers purpose built in-vehicle communication devices. In 2022, Siyata launched the VK7, a first-of-its-kind, patent-pending vehicle kit with an integrated 10-watt speaker, a simple slide-in connection sleeve for the SD7 Handset, and an external antenna connection for connecting an antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (“LMR”) device. The VK7 has been uniquely designed to be used with the SD7 Handset, while connecting directly into the vehicle’s power and can also connect to our cellular amplifier for better cellular connectivity. The pending patent for the VK7 Vehicle Kit provides temperature control by heating the VK7 in cold environments, and cooling the VK7 in hot environments. The VK7 can also be equipped with an external remote speaker microphone (“RSM”) to ensure compliance with hands-free communication legislation.

VK7 Vehicle Kit

Prior to the third quarter of 2023, we launched commercially a new In-Vehicle solution called Siyata Real Time View, which is a mobile DVR (Digital Video Recording) solution for monitoring first responder vehicles. As the name suggests, video streaming from forward-facing, rear-facing, side-facing, and in-cab cameras are all possible with Siyata Real Team View. We announced our first sale in June 2023 and in the third quarter of 2023 we began installing the solution into ambulances and first responder vehicles of a large first responder organization. This solution has proven to be a key tool for this organization to monitor its fleet of vehicles.

The aforementioned portfolio of solutions offers the benefits of PoC without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (“LMR”). Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative PoC product lines are helping to service the generational shift from LMR to PoC. According to VDC Research, the LMR market is growing at a 5.9% compound annual growth rate, while the PoC market is growing at 13.6% CAGR to a projected $7 Billion by the year 2027.

UV350 In-Vehicle Device

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, Middle East and other international markets.

Cellular boosters are also offered by Siyata with approximately 30 million of these devices sold globally every year. Siyata manufactures and sells Uniden® Cellular boosters and accessories for enterprise, first responder and consumer customers with a focus on the North America markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles; but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download scripts; for remote workers who require strong clear cellular signals; and for first responders where connectivity literally means the difference between life and death - just to name a few examples. The vehicle vertical in this portfolio complements Siyata’s rugged handsets and in-vehicle devices as these sales can be bundled through the Company’s existing sales channels.

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

Customers and Channels

In 2022, Siyata secured North American wireless carrier approvals of the SD7 Handset for use on their networks from AT&T, FirstNet, Verizon, and Bell Mobility. During 2023, Siyata added T-Mobile and USCellular to its list of North American wireless carriers who approved SD7 for use on their networks. Internationally, Telstra from Australia and KPN from the Netherlands also approved SD7 for use on their network during 2023. These wireless carriers also sell the innovative VK7 Vehicle Kit that works with the SD7 Handset. These are major milestones for the Company following Siyata’s years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets.

Our rugged handsets are targeted to approximately 47 million enterprise task and public sector workers across North America including construction, transport& logistics, manufacturing, energy & utility, public safety and federal government. The North American Tier 1 cellular carriers that Siyata is working with have large scale distribution and sales channels. With an estimated 25 million commercial vehicles including 7.0 million first responder vehicles, the Company sees the North American market as its largest opportunity with a total addressable market over $19 billion. These Tier 1 cellular carriers have a keen interest in selling the VK7 Vehicle Kit with the SD7 Handset and the UV350 In-Vehicle Device as they allow for new SIM card activations and increased ARPU from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated PTT solution.

Our Pricing

Siyata sells its products to wireless carriers and distributors who then resell the products to their customers. For wireless carriers, they are free to price the Siyata device how they choose. In most cases for significant sales opportunities the carriers are willing to subsidize the cost of the device, or bundle the device price with the SIM card and PTT service in order to secure the new activations with the associated monthly Average Revenue Per User, or ARPU.

Even our unsubsidized full Manufacturers Suggested Retail Prices (MSRP’s) are competitive compared to other LMR hardware solutions, but when our device price is subsidized or bundled, the capital and operational expense benefits to customers compared to other solutions are even greater.

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

In-Vehicle Category

None of our competitors offer a vehicle kit like the Siyata VK7 Vehicle Kit which transforms the SD7 Handset into a robust In-Vehicle solution with loud audio, and simple PTT communication while in their vehicle. Also, we do not believe that we have any direct competitors within the in-vehicle market category in North America that provide a dedicated cellular based device for commercial and first responder vehicles, and we believe that no other company offers an In-Vehicle IoT device that is approved for sale in North America by wireless carriers.

We have several indirect competitors. Firstly, customers could choose a handheld phone along with a professionally installed third party car kit. There are car kit providers who attempt to make their car kits compatible with popular handheld phone models. By comparison, our In-Vehicle solutions offer enhanced audio quality, safety, and reception. Our In-Vehicle solutions are always active and can be used in temperature extremes. Furthermore, our In-Vehicle solutions are a complete solution from one supplier, as opposed to buying separately from two different companies and assembling a phone and a car kit that offers no proven compatibility.

Our second group of indirect competitors are rugged tablets that can be placed in a mount. Our In-Vehicle solutions offer better audio quality, better safety, better cellular reception, which are always on and ready to be used. Also, compared to a tablet, the UV350 can also make cellular calls including emergency 911 calls whereas the tablet cannot as it is a data only device.

Our third group of indirect competitors are In-Vehicle Two-way LMR Radios also knows as “mobiles”. Not only can the UV350 make phone calls which the LMR radio cannot, but our In-Vehicle solutions offer much better coverage due to using the cellular network as opposed to a limited two-way radio network. And the UV350 can support downloadable Android apps and can serve as a modem for IoT devices and as a Wi-Fi hotspot for further connectivity options and more.

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

C.	Organizational Structure

Our subsidiaries as of December 31, 2023 are as follows:

Name of Subsidiary	Principal Activities	Place of Incorporation	Ownership
Queensgate Resources Corp	Inactive	British Columbia, Canada	100%
Queensgate Resources US Corp	Inactive	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	Inactive	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	R&D and wholesale distribution	Israel	100%
Signifi Mobile Inc.	Wholesale distribution	Quebec, Canada	100%
ClearRf Nevada Ltd.	Inactive	Nevada, USA	100%
ClearRF LLC	Inactive	Washington, USA	100%
Siyata PTT	Inactive	Cayman Islands	100%

D.	Property, Plant and Equipment

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

On September 25, 2020 the Company listed on the Nasdaq Capital Markets (“Nasdaq”) under the symbol SYTA for its Common Shares, and the Company’s warrants issued on September 29, 2020 at $6.85 ($4,795 after the 1-for-100 and 1-for-7 reverse splits) are traded under the symbol SYTAW, and expire in five (5) years from the date of issue.

The registered and records office is located at 7404 King George Blvd, Suite- 200, Surrey, BC, V3W1N6, Canada.

Significant Highlights

The following highlights and developments for the year ended December 31, 2023:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-for-100 and 1-for-7 reverse splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $161.00 ($0.23 before the 1-for-100 and 1-for-7 reverse splits) to $140.00 ($0.20 before the 1-for-100 and 1-for-7 reverse splits) per share and issue new unregistered warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-for-100 and 1-for-7 reverse splits) common shares with an exercise price of $140.00 ($0.20 before the 1-for-100 and 1-for-7 reverse splits) per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $140.00 ($0.20 before the 1-for-100 and 1-for-7 reverse splits) per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,130 before the 1-for-100 and 1-for-7 reverse splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $161.00 ($0.23 before the 1-for-100 and 1-for-7 reverse splits). to $140.00 ($0.20 before the 1-for-100 and 1-for-7 reverse splits).

On March 27, 2023, our previous independent certified public accounting firm notified us of its decision to resign as the Company’s accounting firm effective as of March 21, 2023. Marcum’s resignation as the Company’s independent registered public accounting firm was accepted by the Audit Committee of the Board of Directors of the Company as of March 21, 2023. Further to this, commencing from March 21, 2023, the Company engaged Barzily & Co. (“Barzily”) as its new independent registered public accountant for the fiscal year ending December 31, 2022, later expanded to and continued to December 31, 2023.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 (21,031,987 before the 1-for-100 and 1-for-7 reverse splits) outstanding warrants exercisable at $140.00 per share ($0.20 before the 1-for-100 and 1-for-7 reverse splits) become exercisable immediately on a cashless-basis with their underlying shares becoming immediately tradeable. Pursuant to this, in the first week of April 2023, 24,453 (17,116,987 before the 1-for-100 and 1-for-7 reverse splits) warrants were exercised cashless in exchange for 24,453 (17,116,987 before the 1-for-100 and 1-for-7 reverse splits) common shares of the Company with 5,593 (3,915,000 before the 1-for-100 and 1-for-7 reverse splits) cashless warrants exercised for 5,593 common shares in June 2023 for proceeds of $NIL.

On May 17, 2023, Siyata announced that KPN Royal Dutch Telecom (“KPN”) in the Netherlands are now selling the Siyata SD7 Handset.

On May 22, 2023, Siyata announced its participation in Critical Communications World tradeshow, held in Helsinki, Finland on May 23 to 25, 2023.

On June 1, 2023, Siyata announced it had received an order from an Emergency Medical Services (“EMS”) organization for $1.2 million for In-Vehicle devices and for a new product called Siyata Real Time View, an in-fleet video monitoring solution.

On June 5, 2023, Siyata announced aggregate orders of $400,000 for its SD7 Handset and VK7 Vehicle Kit from the verticals of healthcare, education, and construction.

On June 12, 2023, Siyata announced that Minnesota Coaches, Inc, a privately held motor coach and school bus transportation company, has taken delivery of its first order of SD7 Handsets and VK7 Vehicle Kits.

On June 14, 2023, Siyata announced a new product called the Siyata Mobile Command Center for in-field communications for EMS organizations.

On June 15, 2023, Siyata announced its participation to showcase its SD7 Handset and VK7 Vehicle Kit in the Minnesota School Bus Operators Association’s Annual Summer Conference in Alexandria, Minnesota on June 19 to 21, 2023.

On June 20, 2023, Siyata announced that Mobile Tornado Group Plc will offer its robust PTT application on the Siyata SD7 Handset.

On June 21, 2023, Siyata announced its participation with CrisisGo to show its Mission Critical PTT and Emergency Response Management capabilities at NASRO 2023, a National School Safety Conference in Indianapolis, Indiana on June 28 to 29, 2023.

On June 22, 2023, Siyata announced new aggregate orders of approximately $600,000 for its Siyata SD7 Handset and VK7 Vehicle Kit in the vertical markets of education, construction, and logistics.

On June 28, 2023 the Company issued 71,428 common shares (50,000,000 before the 1-for-100 and 1-for-7 reverse splits) at $31.50 ($0.045 before the 1-for-100 and 1-for-7 reverse splits) per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 6, 2023, Siyata announced the receipt of its single largest order for SD7 Handsets of $1.4 million, to be delivered  in the second half of 2023.

On July 13, 2023, the Company issued 73,500 (51,450,000 before the 1-for-100 and 1-for-7 reverse splits) shares at $31.50 ($0.045 before the 1-for-100 and 1-for-7 reverse splits) per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

On July 18, 2023, Siyata announced it had received orders from two large North American waste management companies for its SD7 Handset and VK7 Vehicle Kit, and for its UV350 In-Vehicle Device.

On July 20, 2023, Siyata announced its participation in APCO 2023, which is APCO’s International Annual Conference and Expo for public safety communications officials to be held on August 6 to 9, 2023, in Nashville, Tennessee.

On July 25, 2023, Siyata names public safety advocate and Business Development executive Doug Clark, formerly from AT&T FirstNet, as its new Assistant Vice President, Sales and Marketing.

On August 3, 2023, the Company authorized the creation of an unlimited number of class “A” preferred shares and Class “B” preferred shares.

On August 9, 2023, we effectuated a 1 for 100 share consolidation of our authorized share capital, such that every 100 common shares, no par value, in the authorized share capital of the Company was consolidated into 1 common share, no par value (the “August Reverse Split”).

On August 10, 2023, the Company announced the appointment of Gary Herman to its Board of Directors.

On August 14, 2023, the Company announced its financial results for the second quarter of 2023.

On August 24, 2023, the Company announced that it regained compliance with Nasdaq minimum bid price requirements.

On August 30, 2023, the Company announced it would present at H. C. Wainwright’s 25th Annual Global Investment Conference.

On September 6, 2023, the Company announced it had received an order from a global provider of healthcare and emergency services for its SD7 PTT Handset and its VK7 Vehicle Kit.

On September 18, 2023, the Company announced it had received a follow-on order for its SD7 Handset and VK7 Vehicle Kits from a large North American waste management provider.

On October 2, 2023, the Company announced that Consort Digital from India, a leading provider of mission critical communications, will sell SD7 Handsets with its MCX ONE Push-to-Talk application.

On October 4, 2023, the Company announced it had received an order for its Hero Series Cellular Boosters from the U.S. Federal Government.

On October 9, 2023, the Company announced its participation in the Virtual Tech Conference Series: Exploring All Corners of the Tech Sector, presented by Maxim Group LLC on Tuesday, October 10th & Wednesday, October 11th.

On October 11, 2023 the Company entered into an agreement for the Sale of Future Receipts in the amount of $1,152,000. The Company received $760,000 which represents a payment of $800,000 net of a transaction fee of $40,000. This sale was payable in equal weekly payments of $41,142.86 for 28 weeks accruing interest at 3.1% per week. The weekly payment amount is intended to represent 15% of the Company’s future sales. The company made 8 payments of $41,142.86 each for a total of $329,142 between October 17, 2023 and December 5, 2023 inclusive. On December 6, the Company reached an agreement with the purchaser, converting the remaining balance of $822,858 into a new agreement. The Company recorded $392,000 of interest and transaction fees in respect of this agreement.

On October 24, 2023, the Company announced it is partnering with Synch Communication to provide essential communication solutions for first responders in Israel. Siyata’s handsets are being equipped with Synch’s application for Push-to-Talk communication, and for command and control capabilities.

On October 31, 2023, the Company closed an equity offering at a price of $4.55 per share ($0.65 before the 1-for-7 reverse stock split) of 267,143 common shares (1,870,000 before the 1-for-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per warrant ($0.64 before the 1-for-7 reverse stock split) to purchase 75,714 pre-funded warrants to purchase 75,714 common shares (530,000 before the 1-for-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-for-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-for-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-for-7 reverse stock split).

On November 1, 2023, the Company announced it had received an order for $750,000 for the Company’s Push-to-Talk handsets combined with Synch Communication command and control solutions, for first responders in Israel.

On November 13, 2023, the Company announced that it would host a call to discuss its third quarter 2023 financial results on Thursday November 16, 2023.

On November 15, 2023, the Company announced its financial results for the third quarter of 2023.

On November 20, 2023, the Company announced a Thanksgiving message from its CEO, Marc Seelenfreund.

On November 27, 2023, the Company announced it had received a purchase order for its SD7 Handsets and VK7 Vehicle Kits from a new vertical market, specifically a reseller to mining companies using private LTE systems at their mining site.

On December 4, 2023, we effectuated a 1 for 7 share consolidation of our authorized share capital, such that every 100 common shares, no par value, in the authorized share capital of the Company was consolidated into 1 common share, no par value (the “December Reverse Split”). This was primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement to maintain its listing on Nasdaq.

On December 6, 2023, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,268,000. The Company received $677,142 which represents a payment of $752,142 net of $75,000 of transaction fees. The remaining $822,858 balance of the original agreement and the $752,142 payment from the new agreement total a principal amount of $1,575,000. The new balance of $1,575,000 is repayable in weekly repayments of $81,000 per week for 28 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,268,000. The weekly payment amount is intended to represent 15% of the Company’s future sales.

On December 7, 2023, the Company announced new purchase orders of $900,000 from existing international defense and EMS customers for the UV350 In-Vehicle Device, and its PTT Handsets

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-for-7 reverse stock split) of the 50,000 prefunded warrants (350,000 before the 1-for-7 reverse stock split)) owned by Lind Partners were exercised by paying $0.07 per warrant (($0.01 before the 1-for-7 reverse stock split).

On December 20, 2023, the Company announced it had received an order for its SD7 Handsets and accessories from a top-ranked university in the Midwest U.S., its first order from a higher education institution

The following highlights and developments for the year ended December 31, 2022:

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

Outlook

Siyata has laid the foundation for greater distribution with expanded partnerships, key new sale hires, and expanded product offerings into North America. Siyata is hopeful that this momentum will continue throughout 2024, in particular, as it leverages its key sales channels, and with its expanded and refreshed product offerings.

Subsequent Events

On January 22, 2024, we issued a press release announcing that CTS Mobility, LTD, a recognized leader in the mobile communications space, is now a distributor of Siyata’s mission-critical PoC (MCPTT) SD7 solution and its broad range of accessories.

On January 22, 2024, the Company entered into a new agreement for the Sale of Future Receipts in the amount of $339,813, that is repayable in equal consecutive 28 weekly instalments of $17,476.11 each including principal and interest.

On January 29, 2024, we issued a press release announcing that we are providing our SD7 handsets for use at the 2024 Special Olympics. The Company partnered with ESChat, a provider of broadband Push-to-Talk (PTT) services, to provide secure PTT communications for event personnel and volunteers.

On January 29, 2024, we entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (“Investor”), pursuant to which we issued to the Investor an unsecured promissory note in the principal amount of $230,750 (the “Note”). The net proceeds received by the Company were $195,000, after deducting an original issue discount in the amount of $30,750 and $5,000 for the Investor’s legal and diligence expenses. This loan is repayable in equal consecutive 10 monthly instalments of $27,690 each including interest.

On February 6, 2024, we issued a press release announcing that we have expanded our alliance with Hyperion Partners (“Hyperion”), an industry-leading mobility primary agent and T-Mobile business partner, to include distribution of the Company’s mission critical PoC (MCPTT) SD7 handsets and accessories.

On February 22, 2024, we issued a press release announcing that we had received a purchase order for 1,000 units of our UV350 all-in-one in vehicle fleet communication devices from an international EMS provider.

On March 5, 2024, the Company republished a press release from USCellular that they have teamed with the Company to create a Push-to-Talk bundle for public safety, hospitality, transportation, education, utilities, and logistics, using the Company’s SD7 Handset and accessories.

On March 11, 2024, the Company announced it will showcase its product portfolio at the International Wireless Communications Expo (IWCE) 2024 in partnership with Verizon at the Orange County Convention Center in Orlando, FL on March 27-28, 2024.

On March 21, 2024, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,000,000. The Company received $$401,142 which represents a payment of $521,143 net of $120,000 of transaction fees. The remaining $1,478,857 balance of the original agreement and the $521,143 payment from the new agreement total a principal amount of $2,000,000. The new balance of $2,000,000 is repayable in weekly repayments of $100,000 per week for 29 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,900,000. The weekly payment amount is intended to represent 15% of the Company’s future sales.

See also Item 4. A. “Information on the Company – History and Development of the Company.”

Summary Of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters.

	Quarter Ended
	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
Loss for the period	$(3,867,005)	$(1,855,173)	$(2,331,617)	$(4,877,999)	$(6,588,309)	$(527,948)	$(4,304,088)	$(3,881,906)
Comprehensive loss for the period	(3,867,005)	(1,855,173)	(2,331,617)	(4,877,999)	(6,592,329)	(390,838)	(4,278,102)	(3,900,483)
Loss per share	$(8.34)	$(7.25)	$(21.11)	$(57.76)	$(116.08)	$(16.54)	$(204.62)	$(210.40)

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2023

The following is an analysis of the Company’s operating results for the year ended December 31, 2023, and includes a comparison against the year ended December 31, 2022.

Operations:

Revenues for the year ended December 31, 2023, were $8,233,301 compared to $6,481,910 for the year ended December 31, 2022. This increase year over year of $1,751,391 (27.0% of revenues) is mainly due to a 53.5% increase in the sale of rugged devices (maturation of the SD7 product line) by $2,085,934 offset by a $334,543 (13.1% decrease) in the sale of boosters.

Cost of sales for the year ended December 31, 2023, was $5,575,372 compared to $5,092,011 in 2022. The gross margin dollars for the year ended December 31, 2023 and 2022 was $2,657,929 (32.3% of sales) and $1,389,899 (21.4% of sales) respectively, a positive variance in gross margin by $1,268,030 (10.8% increase in gross margin percentage). This relates to the sale of sale of rugged and in-vehicle cellular devices at stronger margins and the booster sales increase in consumer sales at higher margins compared to booster retail and industrial sales at lower margins.

Amortization and depreciation costs for the year ended December 31, 2023 and 2022 were $1,754.957 and $1,142,165, respectively, a negative variance of $612,792. This negative variance is due to the intangible asset amortization that began for the SD7 (that began being amortized as of Q2 2022) and the VK7 (that was only amortized in 2023) in 2023 negative variance of $733,295 offset by additional amortization of equipment in the year of $14,533 offset by the additional amortization in 2022 over 2023 of $93,528 related to the Clear RF supplier relationship and the decrease in amortization of the right of use assets in 2023 over 2022 of $12,442.

Development expenses for the year ended December 31, 2023 and 2022 were $578,356 and $339,828, respectively. This negative variance is due to the discontinued capitalization of costs related to the SD7+ that did not meet the criteria for capitalization in 2023 whereas in 2022 most of the product development costs related to SD7 costs not capitalized.

Selling and marketing costs for the year ended December 31, 2023 and 2022, were $4,784,994 and $4,723,309, respectively. This negative variance of $61,685 is due mainly to the increase in U.S. sales team headcount of $742,000 offset by a decrease in promotional costs mostly related to the booster business of $710,000 and the decrease in travel expense of $12,241.

General and administrative costs for the year ended December 31, 2023 and 2022 were $6,080,014 and $7,435,016, respectively. This positive variance of $1,355,002 (18.2%) relates mainly to the decrease in professional services costs of $469,000 related to the decrease in fees for U.S. securities attorneys in the amount of $14,659, the decrease in total audit fees by $433,000, the decrease in annual PCAOB audit preparation costs of $484,299, offset by the increase in professional consulting fees in the year due to the fess for the factoring facility of $250,000 and the increase in other administrative professional fees of $168,000, a decrease in office and general expenses of $712,000 due to a decrease in Director and officers liability insurance of $558,125 and a drop in general insurance of $35,673 and a decrease in other office in general expenses of $118,202 related to the prior year moving and renting temporary space for warehouses space in Israel, increase of $42,000 in salaries expense related to additional employees, decrease in investor relations costs of $319.000 in 2023 due to streamlining U.S. investor relation firms for 2023, the decrease of $72,000 in travel costs, the decrease in consulting and director’s fees of $40,000 all of which is offset by an increase in regulatory and filing fees of $202,000 related to increased fees for filing various legal requirements.

Loss (gain) on valuation of inventory for the year ended December 31, 2023 and 2022 was negative $161,450 and positive $813,205 in 2022, relates to the amount of legacy products in inventory has diminished substantially so that the prior year end inventory consists of new products at the beginning of their life cycles in 2023. Additional inventory Income of $834,713 versus loss of $519,764 related to the gross proceeds from insurance of $454,636 plus the reversal of prior years inventory written off that was deemed to be saleable by a detailed investigation by the insurer in the amount of $380,077 as compared to the water damaged inventory in the year ended December 31, 2022 of $519,464 plus an additional $25,203 of losses in the flood due to leasehold improvement and equipment damaged was also recorded.

Bad debts for the year ended December 31, 2023 of $47,526 versus $86,103 in 2022, a positive variance of $38,577.

Share-based compensation costs for the year ended December 31, 2023 was $930,564 versus $2,888,704 in 2022, a positive variance of $1,58,140. The decrease in share-based compensation relates to the valuation of stock options vested during the period due to the issuance in 2022 of 3,195,000 Restricted share units and 1,145,000 stock options to employees, management and directors in 2022 which did not occur in 2023.

Finance expenses for the year ended December 31, 2023 was $841,815 compared to an expense of $181,413 in 2022, a negative variance of $660,402. This variance consists of the increase in finance fees and related interest expenses on the factoring facility and the Sale of future receipts as more fully described in Notes 8 and 9.

Foreign exchange loss (gain) for the year ended December 31, 2023 was a gain of $49,258 versus an expense of $586,794, a positive variance of $636,052. This variance resulted from foreign currency fluctuations in the period.

Transaction costs for the year ended December 31, 2023 was $99,529 versus $1,398,598 in 2022, a positive variance of $1,299,069, as in 2022 transaction cost related to share issuance incurred on the two equity raises undertaken in the year, which were allocated to the warrant liability and expensed when incurred whereas in 2023, the transaction costs relate solely to a small raise in October 2023 that resulted in only a $99,529 transaction fee allocation.

Change in fair value of the convertible promissory note for the year ended December 31, 2023 was $Nil compared to a loss of $4,794,710 in 2022. In 2022, this resulted from both the repricing of the convertible feature of the promissory note when other capital raises reduced the convertible price and due to the full repayment of the promissory note via the issuance of share capital whose formula in the agreement between the parties required between 80%-90% of the lowest 5-day VWAP in a thirty day period which resulted in a significant fair value loss in the year.

Change in fair value of the warrant liability for the year ended December 31, 2023 in the amount of a loss of $1,517,389 versus a gain of $8,245,662 in 2022 relates to the change in fair value that is recorded as profit in loss on the financial liability derivatives as outlined in Note 11 During the year ended December 31, 2022 additional warrants were issued which met the definition of a liability.

Net loss for the year

The Company experienced a net loss for the year ended December 31, 2023 of $12,931,794 as compared to a net loss of $15,299,251 in the prior year, a positive variance of $2,367,457. This positive variance was mainly due to gain on valuation of inventory of $974,655 which was increased by an increased gain on inventory/fixed assets due to water damage of $1,379,680, decrease in G&A expenses of $1,355,002, decrease in foreign exchange of $636,052, decrease in bad debt expense by $38,577, decrease in share-based payments of $1,958,140, offset by increase in selling expenses of $61,685, increase in amortization of $612,792, a decrease in transaction costs of $1,299,069, an increase in the fair value loss on financial derivatives of $4,968,341, increase in development expense of $238,528, and an increase in finance expenses of $660,402,

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the year ended December 31, 2023 of $12,931,794 versus $15,161,642 in the prior year, representing a positive variance of $2,229,848.

Adjusted EBITDA

For the year ended December 31, 2023 the adjusted EBITDA is negative $7,836,798 versus negative $12,552,529 in the prior year, a positive variance of $4,715,741. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization and share-based compensation expense. It is a non-IFRS calculation that should be compared to our audited financial information included elsewhere in this Annual Report.

B.	Liquidity and Capital Resources

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has historically financed its operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at December 31, 2023 the Company had a cash balance $898,771 (December 31, 2022 - $1,913,742). The Company had an accumulated deficit of $90,750,457 (December 31, 2022 - $77,818,663) and working capital of $1,283,021 (December 31, 2022 - $1,643,434).

Net cash flows related to operating activities used in the year ended December 31, 2023 and 2022 were negative ($8,343,668) and negative ($13,852,980), respectively. The decrease in cash used of $5,509,312 was primarily due to decrease in change in working capital items of $2,919,836 as well as a change in net loss for the year of $ 2,367,457.

The non-cash working capital variances consisting of decrease in trade and other receivables of $462,149, decrease in prepaids of $163,069, increase in inventory of $4,192,188, an increase in advances to suppliers of $1,206,690, a decrease in accounts payable and accrued liabilities of $393,705 and a decrease in deferred revenue of $297,175.

Net cash flows used in investing activities in the year ended December 31, 2023 and 2022 were negative ($2,274,797) and negative ($3,562,005), respectively, with a positive variance of $1,287,208. This variance relates primarily to increases in intangible asset additions of $1,134,802, offset by the repayment of the long-term receivable of $17,982, and the decrease in fixed asset additions of $10,483 and the increase of $159,905 due to the payment of final balance owing on the acquisition of ClearRF.

Net cash flows from financing activities in the year ended December 31, 2023 and 2022 were $9,602,586 and $17,566,006. This negative variance of $7,963,420 relates to decrease in net proceeds of share capital raises after share issuance costs of $17,046,737, and the increase in loans of $1,584,356, lease payments increase of $47,660, and long-term debt repayment in the prior year of $4,000,000 and the increase in the exercise of warrants of $3,546,621.

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

SHARE CAPITAL

(a)	Authorized	Unlimited number of Common Shares, without par value

Unlimited number of Class “A” Preferred shares, without par value

Unlimited number of Class “B” Preferred shares, without par value

Issued and Outstanding:

As of December 31, 2023, the Company had 570,462 common shares issued and outstanding (2022-44,868,560 (64,098 after the 1-00 and 1-for-7 reverse stock splits).

As of the date of these financial statements, the total outstanding common shares of the Company are 570,462 common shares.

On December 4, 2023, the Company consolidated (each a “Share”) its common shares on the basis of 7 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 9, 2023, the Company consolidated (each a “Share”) its common shares on the basis of 100 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Common share transactions

●	On January 19, 2023, we entered into warrant exercise agreements with existing accredited investors to, exercise certain outstanding warrants (the “Exercise”) to purchase up to an aggregate of 18,042,857 (25,775 after the 1-for-100 and 1-for-7 reverse stock splits) of the Company’s common shares (the “Existing Warrants”). In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holders received new unregistered warrants to purchase up to an aggregate of 18,042,857 (25,775 after the 1-for-100 and 1-for-7 reverse stock splits) common shares (equal to 100% of the common shares issued in connection with the Exercise) (the “New Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Exercise, the Company also agreed to reduce the exercise price of the Existing Warrants from $0.23 ($161.00 after the 1-for-100 and 1-for-7 reverse stock splits) to $0.20 ($140.00 after the 1-for-100 and 1-for-7 reverse stock splits) per share. In connection with the Exercise, the Company was also required pursuant to the terms of 2,989,130 (4,270 after the 1-for-100 and 1-for-7 reverse stock splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $$0.23 ($161.00 after the 1-for-100 and 1-for-7 reverse stock splits) per common share to $0.20 ($140.00 after the 1-for-100 and 1-for-7 reverse stock splits) per common share.

●	On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 (21,031,987 before the 1-for-100 and 1-for-7 reverse splits) outstanding warrants exercisable at $140.00 ($0.20 before the 1-for-100 and 1-for-7 reverse splits) per share became available immediately on a cashless exercise and their underlying shares become immediately tradeable. Pursuant to this, in the first week of April 2023, 24,453 (17,116,987 before the 1-for-100 and 1-for-7 reverse splits) warrants were exercised cashless in exchange for 24,453 (17,116,987 before the 1-for-100 and 1-for-7 reverse splits) common shares of the Company with 5,593 (3,915,000 before the 1-for-100 and 1-for-7 reverse splits) cashless warrants were exercised cashless in June 2023.

●	On June 27, 2023, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) dated as of June 26, 2023 with a certain institutional investor (the “Purchaser”), pursuant to which we agreed to issue and sell to the Purchaser and to certain additional institutional investors an aggregate 71,428 shares of our common shares (50,000,000 before the 1-for-100 and 1-for-7 reverse splits) at $31.50 ($0.045 before the 1-for-100 and 1-for-7 reverse splits) per share for the gross proceeds of $2,250,000, before offering expenses and other expenses included in share issuance costs. The closing of the offering occurred on June 28, 2023.

●	On July 11, 2023, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors named therein (the “Purchasers”), pursuant to which we agreed to issue and sell, in a registered direct offering (the “Offering”) 73,500 (51,450,000 before the 1-for-100 and 1-for-7 reverse splits) of the Company’s common shares, no par value per share (the “Common Shares”), at a purchase price of $$31.50 ($0.045 before the 1-for-100 and 1-for-7 reverse splits) per Common Share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs. The closing of the offering occurred on July 13, 2023.

●	On October 27, 2023, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors named therein (the “Purchasers”), pursuant to which we agreed to issue and sell, on a best-efforts basis (the “Offering”): (i) 267,143 common shares (1,870,000 before the 1-for-7 reverse stock split) of the Company’s common shares, no par value per share (the “Common Shares”) at a purchase price of $4.55 ($0.65 before the 1-for-7 reverse stock split) per Common Share, (ii) 75,714 pre-funded warrants (530,000 before the 1-for-7 reverse stock split) (“Pre-Funded Warrants”) to purchase Common Shares, at a purchase price of $4.48 per warrant ($0.64 before the 1-for-7 reverse stock split) per Pre-Funded Warrant, if purchasing the Pre-Funded Warrants. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

●	On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-for-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-for-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-for-7 reverse stock split).

●	On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-for-7 reverse stock split) of the 50,000 (350,000 before the 1-for-7 reverse stock split)) owned by Lind Partners were exercised by paying $0.07 per warrant (($0.01 before the 1-for-7 reverse stock split).

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

A summary of the Company’s stock option activity at December 31, 2023 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2021	592	$9,716.00
Granted	1,636	805.00
Expired/Cancelled	(76)	(21,630.00)
Outstanding options, December 31, 2022	2,152	$2,520.90
Granted	-	-
Expired/Cancelled	(22)	39,038.00
Outstanding options, December 31, 2023	2,130	$2,161.29

Transactions from January 1, 2023 to December 31, 2023 are as follows:

During the year ended December 31, 2023 the Company recorded share-based payments expense of $930,564 in relation to options vesting.

As of December 31, 2023 and the date of filing, stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contra life (years)
15-Jan-19	1	1	37,800	15-Jan-24	0.04
21-Mar-19	18	18	41,300	21-Mar-24	0.22
1-Jan-20	3	3	39,038	1-Jan-24	0.00
15-Nov-20	136	136	4,200	15-Nov-30	6.88
15-Nov-20	231	231	4,200	15-Nov-25	1.88
2-Jan-21	81	81	8,050	2-Jan-26	2.01
2-Jan-21	7	7	8,050	2-Jan-31	7.01
18-Jan-21	17	17	8,050	18-Jan-26	2.05
1-Jan-22	29	29	2,800	29-Oct-26	2.83
13-Apr-22	1,136	663	770	13-Apr-27	3.28
12-Jul-22	471	236	770	12-Jul-25	1.53
Total	2,130	1,422	$2,161

Restricted Share Units (“RSUs”)

The Company approved on February 14, 2022, an amended and restated equity incentive plan which permits the issuance of restricted share units in addition to stock options.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2021	-	$-
Granted	4,564	735.56
Exercised	(43)	(721.00)
Outstanding RSU, December 31, 2022	4,521	$735.14
Granted	-	-
Exercised/cancelled	(131)	(770.00)
Outstanding RSU, December 31, 2023	4,390	$734.15

As at December 31, 2023 restricted share units outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	3,212	2,356	721.00
13-Apr-22	1,178	830	770.00
Outstanding RSU, December 31, 2023	4,390	3,186	$734.15

Agent’s options

A summary of the Company’s agents’ options activity for the year ended December 31, 2023 and the date if filing of this Annual report is as follows:

		Weighted
		average
	Number of	exercise
	options	price
Outstanding agent options, December 31, 2021	637	$5,257.00
Granted	696	1,757.00
Expired	(2)	14,343.00
Outstanding agent options, December 31, 2022	1,331	$3,413.14
Granted	17,143	$5.01
Outstanding agent options, December 31, 2023	18,474	$250.03

As at December 31, 2023 and of the date of the filing of this Annual Report, agent’s options outstanding and exercisable are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
29-Sep-20	162	162	$4,620.00	28-Sep-25	1.75
29-Sep-20	380	380	$4,795.00	28-Sep-25	1.75
31-Dec-20	92	92	$8,050.00	30-Jun-24	0.50
11-Jan-22	621	621	$1,771.00	11-Jan-27	3.03
1-Apr-22	76	76	$1,610.00	8-Mar-27	3.19
31-Oct-23	17,143	0	$5.01	31-Oct-28	4.84
Total	18,474	1,331	250.03		4.66

Transactions for the year ended December 31, 2023, are as follows:

On October 31, 2023, 17,143 warrants (120,000 prior to 1-for-7 reverse split), were issued to the placement agents with a strike price at 110% of the issue price of the common stock -$0.715 pre-split ($5.005 post reverse-split) on October 31, 2023. These warrants also had a cashless exercise provision. The warrants are contingently redeemable at the option of the holder upon the occurrence of any fundamental transactions as defined in the Placement Agent Common Shares Purchase Warrant Certificate. The warrants expire on October 31, 2028, with the initial exercise period commencing on April 28, 2024.

The fair value of the placement warrants are included in the transaction costs associated with the issuance. The placement warrants were fair valued using a Black-Scholes Options method.

The fair value of the placement agents warrants as at December 31, 2023 was $66,237 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price $4.55 ($0.65 before 1-for-7 reverse stock splits) strike rate $5.005 ($0715 before the 1-for-7 reverse stock splits); expected volatility: 125%; dividend yield 0%; risk free rate: 4.76%.

Share Purchase Warrants:

A summary of the Company’s warrant activity is as follows:

Transactions from January 1, 2023 until December 31, 2023 are as follows:

	Number of Warrants	average exercise price
Outstanding, December 31, 2021	7,316	$6,923.00
Granted	41,627	$658.00
Expired	(183)	$23,429.00
Outstanding, December 31, 2022	48,760	$1,512.55
Granted	101,490	$38.90
Exercised	(94,513)	$290.40
Outstanding, December 31, 2023	55,737	$901.62

As of December 31, 2023 and the date of the filing of this Annual Report, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	2,579	4,795.00	28-Sep-25
31-Dec-20	1,849	8,050.00	30-Jun-24
11-Jan-22	14,286	1,610.00	10-Jan-27
31-Oct-23	37,023	0.07	31-Oct-28
Total	55,737	$901.62

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-for-100 and 1-for-7 reverse splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $161.00 per share ($0.23 before the 1-for-100 and 1-for-7 reverse splits) to $140.00 ($0.20 before the 1-for-100 and 1-for-7 reverse splits) per share and issue new unregistered warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-for-100 and 1-for-7 reverse splits) common shares with an exercise price of $140.00 ($0.20 before the 1-for-100 and 1-for-7 reverse splits) per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $140.00 ($0.20 before the 1-for-100 and 1-for-7 reverse splits) per share and have a term of five years from the date of the issuance. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,130 (before the 1-for-100 and 1-for-7 reverse splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $161.00 ($0.23 before the 1-for-100 and 1-for-7 reverse splits) to $140.00 ($0.20 before the 1-for-100 and 1-for-7 reverse splits).

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 warrants (21,031,987 before the 1-for-100 and 1-for-7 reverse splits) outstanding, exercisable at $1,400 per share ($0.20 before the 1-for-100 and 1-for-7 reverse splits) became immediately exercisable on a cashless-basis, with their underlying shares becoming immediately tradeable. Pursuant to this, in the first week of April 2023, 24,453 (17,116,987 before the 1-for-100 and 1-for-7 reverse splits) warrants were exercised cashless in exchange for 24,453 (17,116,987 before the 1-for-100 and 1-for-7 reverse splits) common shares of the Company with 5,593 (3,915,000 before the 1-for-100 and 1-for-7 reverse splits) warrants exercised cashless in June 2023.

The Company closed an equity offering on October 31, 2023. at a price of $4.55 ($0.65 before the 1-for-7 reverse stock split) for the purchase of 267,143 common shares (1,870,000 before the 1-for-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per pre-funded warrant ($0.64 before the 1-for-7 reverse stock split) on 75,714 pre-funded warrants to purchase common shares (530,000 before the 1-for-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received was to a total of $1,554,700, prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-for-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-for-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-for-7 reverse stock split).

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-for-7 reverse stock split) of the 50,000 (350,000 before the 1-for-7 reverse stock split) owned by Lind Partners were exercised by paying $0.07 per warrant ($0.01 before the 1-for-7 reverse stock split).

FINANCIAL INSTRUMENTS

Fair Value.

The convertible promissory note is estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input).

Sensitivity Analysis:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Warrant Liability	The fair value of the warrant liability has been calculated using a Black Scholes Option methodology.

Key observable inputs

●     Share price December 31, 2023: $4.21 (December 31, 2022: $105.00)

●     Risk-free interest rate 3.97% (December 31, 2023: 3.1%)

●     Dividend yield December 31, 2023 and 2022-0%

●     Volatility Yield 135.9% (December 31, 202:100.0%)

The estimated fair value would increase (decrease) if:

●     The share price was higher (lower)

●     The risk-free interest rate was higher (lower)

●     The dividend yield was lower (higher)

●     The volatility spread was lower (higher)

The fair values of the Company’s cash, trade and other receivables, bank loan, loan payable, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

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

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $0 (2022-$1,056,393).

More than 50% of the Company’s customers have been active with the Company for over four years, and the allowance for doubtful accounts of $0 (2022-$1,056,393) in impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2023	December 31, 2022
EMEA	$134	$637
North America	1,047	938
Total	$1,181	$1,575

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

The Company has a factoring agreement with external funding (Note 6) and a loan payable (Note 7).that requires payments of principal and interest and may have material consequences in the event of default.

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

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020 as discussed in Note 2. As at December 31, 2022 the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in USD thousand $)	USD	NIS	CAD	Total
Financial assets and financial liabilities:
Current assets:
Cash	462	325	112	899
Trade receivables	627	120	434	1,181
Advances to suppliers	1,048	-	-	1,048

Current liabilities:
Bank Loan	(89)	-	-	(89)
Loans payable	(1,468)	-	-	(1,468)
Accounts payable and accrued liabilities	(1,701)	(1,601)	(147)	(3,449)
Warrant liability	(156)	-	-	(156)
Total	$(1,277)	$(1,156)	$399	$(2,034)

10% fluctuation in exchange rate	$(128)	$(116)	$40	$(203)

a)	Interest Rate Risk

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

Licensing Agreement with Via Licensing Corporation

Effective June 8, 2018, the Corporation entered into two separate patent licensing agreements (together, the “Via Licensing Agreements”) with Via Licensing Corporation to utilize worldwide patents related to the coding and decoding of Android software as well as access and download within the LTE/ 4G network. This patent license is for an initial period of five years and can be extended for a further five-year term. Management is completing the extension prior to the expiry date. Under the Via Licensing Agreements, the Corporation has the right, at any time during the term or any extension thereof, to terminate the agreements upon providing 60 days advanced notice of termination. The Via Licensing Agreements provide for the payment, to Via Licensing Corporation, of quarterly royalty fees that are based solely on product sales and is expressed as a percentage formula based upon the number of units sold, the country in which the units were manufactured, and the country location of the end customer. There are no minimum royalty fees payable under the Via Licensing Agreements.

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

RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,443,601	$1,387,221	$1,271,532
Share-based payments	713,514	2,126,970	235,737
Total	$2,157,115	$3,514,191	$1,507,269

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2023	2022	2021

Selling and marketing expenses	VP Technology/VP Sales International	$313	$202	$402
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$1,131	$1,185	$869

C.	Off-Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Marc Seelenfreund	57	Director; Chief Executive Officer
Gerald Bernstein	61	Chief Financial Officer
Glenn Kennedy	57	Vice President of Sales
Gidi Bracha	47	Vice President of Technology and Product Development
Peter Goldstein	60	Director and Chairman of the Board of Directors
Gary Herman	60	Director
Steven Ospalak	56	Director
Lourdes Felix	55	Director

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

Gary Herman

Mr. Herman, has been a member of the Board since August 10, 2023. Mr. Herman is a seasoned investor with many years of investment and advisory experience. Since 2005, Mr. Herman has managed Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates. From January 2011 to August 2013, he was a managing member of Abacoa Capital Management, LLC, which managed, Abacoa Capital Master Fund, Ltd. focused on a Global-Macro investment strategy. From 2005 to 2020, Mr. Herman was affiliated with Arcadia Securities LLC, a FINRA-registered broker-dealer. From 1997 to 2002, he was an investment banker with Burnham Securities, Inc. From 1993 to 1997, he was a managing partner of Kingshill Group, Inc., a merchant banking and financial firm with offices in New York and Tokyo. Mr. Herman has a B.S. from the University at Albany with a major in Political Science and minors in Business and Music. Mr. Herman has many years of experience serving on the boards of private and public companies. He presently sits on the board of SusGlobal Energy Corp. (OTC: SNRG) as well as the Board and Audit Chairperson of: XS Financial Inc. (CSE: XS).

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

Board Diversity (As of April 8, 2024)
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

Executive Compensation

The following table sets forth certain information with respect to compensation, for the year ended December 31, 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our executive officers.

	Salary	Bonus	Option Award (1)	Total
Gerald Bernstein	$211,592	$-	$97,698	$309,290
Marc Seelenfreund (2)	$350,345	120,000	$510,426	$980,771
Gidi Bracha	$220,671		$75,431	$296,102
Glenn Kennedy	$147,080		$29,959	$177,039
Total	$929,688	$120,000	$713,514	$1,763,202

(1)	Represents the aggregate grant date fair value computed in accordance with IFRS 2 Share-based payments. The price for each amount is based on the closing price of the trading price of our shares on the NASDAQ on the date of grant.

(2)	Includes 1,800,000 (2,571 post 1-for-100 and 1-for-7 reverse stock splits) restricted share units that vest over three years that were issued on March 9, 2022

2022 Outstanding Option Awards at Fiscal Year Ended

Name	Number of securities underlying unexercised options (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price $USD	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Marc Seelenfreund	136	0	$4,200.00	15-Nov-25	0	0	0	0
	12	0	$41,216	21-Mar-24	0	0	0	0
	7	0	$8,050	2-Jan-26	0	0	0	0
	2,571	2,357	N/A	N/A	214	642	2,357	642
	2,726	2,357			214	642	2,357	642
Gerald Bernstein	429	214	N/A	N/A	215	645	215	645
	41	0	$4,200	15-Nov-25	0	0	0	0
	4	0	$37,471	24-Dec-23	0	0	0	0
	1	0	$8,050.00	2-Jan-26	0	0	0	0
	475	214			215	645	215	645
Glenn Kennedy	129	65	$770	12-Jul-27	64	192	64	192
	129	65	$770	13-Apr-27	64	192	64	192
	57	0	$4,200.00	15-Nov-25	0	0	0	0
	9	0	$8,050	18-Jan-26	0	0	0	0
	324	130			128	384	128	384
Stephen Ospalak
	29	0	$4,200.00	15-Nov-25	-	-	-	-
	129	0	N/A	N/A	0	0	0	0
	158	0			0	0	0	0
Gidi Bracha					-	-	-	-
	214	107	N/A	N/A	107	321	107	321
	214	107	$770	13-Apr-27	107	321	107	321
	29	0	$4,200	15-Nov-25	0	0	0	0
	457	214			214	642	214	642
Michael Kron
	29	0	$4,200.00	15-Nov-25	-	-	-	-

Peter Goldstein	29	0	$4,200.00	15-Nov-25	-	-	-	-
	257	0	N/A	N/A	0	0	0	0
	286	0			0	0	0	0
Lourdes Felix	29	0	$2,800.00	15-Nov-25	0	0	0	0
	129	0	N/A	N/A	0	0	0	0
	158	0			0	0	0	0

Agreements with Named Executive Officers

Marc Seelenfreund, Chief Executive Officer

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

Effective November 1, 2020, the Company entered into a consulting agreement with Mr. Seelenfreund, or the Seelenfreund Director Service Agreement, pursuant to which Mr. Seelenfreund, as a member of the Board of Directors, will be paid an initial base salary of approximately $40,000 and granted 100,00 (143 after the 1-for-100 and 1-for-7 reverse stock split) common stock options that vest quarterly over a two year period. The Seelenfreund Director Service Agreement also contains change of control provisions such that if there is a change of control, Mr. Seelenfreund’s stock option vesting will be accelerated.

Effective March 9, 2022, granted 1,800,000 (2,571 after the 1-for-100 and 1-for-7 reverse stock split) RSU’s to Marc Seelenfreund that vest quarterly over three years with the first vesting as at the date of the grant.

Effective November 1, 2022, Siyata amended the consulting agreement with Marc Seelenfreund pursuant to which Marc Seelenfreund, as an officer of the Company will be paid an annual fee of $360,000. The term of the amended agreement is effective November 1, 2022 and expires on January 1, 2025. The consulting agreement has been re-assigned to BSD Capital Partners Ltd.

Gerald Bernstein, Chief Financial Officer

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

Effective November 1, 2020, we entered into an amended and restated employment agreement with Mr. Bernstein, or the Bernstein Employment Agreement, pursuant to which Mr. Bernstein, as Chief Financial Officer, will be paid an initial base salary of $225,000 per year on a three- year term. The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by us or Mr. Bernstein is constructively dismissed within six months of a change of control, Mr. Bernstein will receive a lump-sum payment equal to two years’ worth of salary. Effective November 1, 2020, Siyata entered into a two year employment with Gerald Bernstein, pursuant to which Gerald will continue to be the Chief Financial Officer and will be paid an annual base salary of $CAD300,000. Additionally, Gerald Bernstein was granted 29,000 (41 after the 1-for-100 and 1-for-7 reverse stock split) stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 ($4,200.00 after the 1-for-100 and 1-for-7 reverse stock splits) per share with an expiry date of 5 years from the date of granting. In addition, on January 2, 2021, Gerald Bernstein was granted 1,000 (1 after the 1-for-100 and 1-for-7 reverse stock splits) stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $11.50 ($8,050 after the 1-for-100 and 1-for-7 reverse stock splits) per share with an expiry date of 5 years from the date of granting.

Effective April 13, 2022, Gerald was granted 300,000 (429 after the 1-for-100 and 1-for-7 reverse stock split) RSU’s that vest quarterly over three years with the first vesting as at the date of the grant. Gerald’s contract is automatically renewed on the same terms and conditions.

Glenn Kennedy, Vice President of Sales (North America)

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

Effective July 12, 2022, 2022, Glenn Kennedy was granted 90,000 (129 after the 1-for-100 and 1-for-7 reverse stock split) stock options with a $1.10 ($770 after the 1-for-100 and 1-for-7 reverse stock split) exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective January 1, 2023, we entered into an addendum # 2 to the consulting agreement of Glenn Kennedy dated November 18, 2018, whereby the agreement is renewed for a further term of three years commencing on January 1, 2023 and expiring on December 31, 2025. The base fee will remain at $165,000 CAD per annum. The commission will be all of (i) 1.5% of gross sales of the UV350, CP250, SD7, SD7+, SD8 and VK7 Devices (in any of Canada, international markets, outside of the USA and Israel, and to Motorola worldwide (other than Motorola Israel). (ii) 1.5% of the gross sales of Boosters sold to Canadian Carriers, International carriers and Motorola worldwide, (iii) 0.25% of gross sales of boosters to the US carrier and UV350, CP250, SD7, SD7+, SD8 and VK7 devices to U.S. carriers.

Gidi Bracha, Vice President of Technology and Product Development

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

Effective July 12, 2022, 2022, Gidi Bracha was granted 150,000 (214 after the 1-for-100 and 1-for-7 reverse stock split ) stock options with a $1.10 ($770 after the 1-for-100 and 1-for-7 reverse stock split) exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective July 12, 2022, 2022, Gidi Bracha was granted 150,000 (214 after the 1-for-100 and 1-for-7 reverse stock split) RSU’s that vest quarterly over three years with the first vesting as at the date of the grant.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned, in USD$, during the year ended December 31, 2023 by our non-employee directors who served as directors during such year.

Name	Salary	Bonus	Option Awards	Total
Steve Ospalak	$101,496		$-	$101,496
Gary Herman	41,250		-	41,250
Peter Goldstein	97,008		-	97,008
Lourdes Felix	98,083		-	98,083
Total	$337,837		$-	$337,837

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Stephen Ospalak, or, the Ospalak Consulting Agreement, pursuant to which Stephen Ospalak, as a member of the Board of Directors, will be paid an annual fee of $37,000. Additionally, Stephen Ospalak was granted 20,000 (29 after the 1-for-100 and 1-for-7 reverse stock split) stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00(4,200 after the 1-for-100 and 1-for-7 reverse stock split) per share with an expiry date of 5 years from the date of granting.

Effective March 9, 2022, Siyata amended the consulting agreement with Stephen Ospalak, or, the Amended Ospalak Consulting Agreement, pursuant to which Stephen Ospalak, as a member of the Board of Directors, will be paid an annual fee of $97,000. Additionally, Stephen Ospalak was granted 90,000 (129 after the 1-for-100 and 1-for-7 reverse stock split) restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

Effective August 3, 2023 Steve Ospalak compensation was amended to $99,000 on an annual basis.

Effective October 29, 2021, Siyata entered into a two year consulting agreement with Lourdes Felix, pursuant to which Lourdes Felix, as a member of the Board of Directors, will be paid an annual fee of $43,200. Additionally, Lourdes Felix was granted 20,000 (29 after the 1-for-100 and 1-for-7 reverse stock split) ) stock options, to vest over a 24 month period in 8 equal tranches beginning on the date of the grant, at $4.00 ($2,800 after the 1-for-100 and 1-for-7 reverse stock split) per share with an expiry date of 5 years from the date of granting.

Effective August 3, 2023 Lourdes Felix compensation was amended to $99,000 on an annual basis.

Effective March 9, 2022, Siyata amended the consulting agreement with Lourdes Felix, pursuant to which Lourdes Felix, as a member of the Board of Directors, will be paid an annual fee of $98,000. Additionally, Lourdes Felix was granted 90,000 (129 after the 1-for-100 and 1-for-7 reverse stock split) restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

Effective August 10, 2023, the Company entered into a consulting agreement with Gary Herman, pursuant to which as a member of the Board of Directors, will be paid an annual fee of $99,000.

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

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which acts pursuant to a charter governing the authority and responsibility of each committee. We have determined that Stephen Ospalak, Gary Herman and Lourdes Felix will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Gary Herman, Stephen Ospalak, and Lourdes Felix. Lourdes Felix is the chairperson of our audit committee. Our board also has determined that Gary Herman qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. We follow home country rules with respect to the composition and responsibilities of our compensation committee. Our compensation committee consists of Lourdes Felix, Stephen Ospalak and Gary Herman. Steve Ospalak is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. We follow home country rules with respect to the composition and responsibilities of our nominating and corporate governance committee. Our nominating and corporate governance committee consists of Stephen Ospalak, Gary Herman, and Lourdes Felix. Gary Herman is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee are responsible for, among other things:

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

Code of Business Conduct and Ethics

Our board of directors has adopted a “Code of Ethical Conduct”. See Item 12B. The Siyata Code of Ethical Conduct establishes standards of desired behaviours that apply to directors, senior management, all employees and contract workers, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

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

As of April1, 2024, the number of Common Shares reserved for the exercise of awards granted under the Plan was 74,684 In addition, as of April 1, 2024, options to purchase2,130 Common Shares were issued and outstanding, out of which options to purchase 1,422 Common Shares were vested as of that date, with an average exercise price of $2,161.29. Exercise prices in CAD$ are translated into U.S. dollars at the rate of CAD$1.35 = U.S. $1.00, based on the closing rate of exchange between the CAD$ and the U.S. dollar as reported by Bank of Canada on March 29, 2024 addition, restricted share units to purchase 4,390 Common Shares were issued and outstanding at April 1, 2024 out of which restricted share units to purchase 1,422 common Shares were vested as of that date

Under the Plan, the maximum number of Common Shares reserved for issuance may not exceed 10% of the total number of issued and outstanding Common Shares at the time of granting.

Our Plan was adopted by our board of directors on January 6, 2022 and was approved by our shareholders at our annual general and special meeting on February 14, 2022.

D.	Employees

Employees

As of December 31, 2023, the Corporation had 23 full-time employees and NIL part-time employees. 10 of the Corporation’s employees are located in Israel, with 2 performing sales functions, 2 performing research and development functions, and 6 performing operations. The other 13 employees are located in North America, with 5 sales members in the USA and 8 employees in Canada, of which 9 are performing sales functions and 4 are performing operations functions.

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

See “Item 7. Major Shareholders and Related Party Transactions-A. Major shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Pursuant to Exchange Act Rule 10D-1 and Nasdaq Rule 5608, the Company adopted on November 29, 2023 a Clawback Policy (the “Clawback Policy”) providing that the Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

A true and correct copy of the Clawback Policy is filed as Exhibit 97.1 hereto.

At no time, as of December 31, 2023 or since, has the Company awarded any incentive-based compensation that could be subject to recovery under the Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Common Shares as of April 2, 2024 by:

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

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Siyata Mobile Inc., 7404 King George Blvd., Suite 200, King’s Cross, Surrey, British Columbia V3W 1N6, Canada, 514-500-1181.

	Number of Shares Beneficially Owned	Note	Percentage of Share Beneficially Owned
Directors and Executive Officers
Marc Seelenfreund	2,759	3	*%
Gerald Bernstein	475	4	*%
Glenn Kennedy	271	5	*%
Gidi Bracha	461	6	*%
Peter Goldstein **	343	7	*%
Stephen Ospalak	158	8	*%
Lourdes Felix	158	10	*%
All Directors and Executive Officers as a Group (7 people)	4,625		0.800%
5% or Greater Shareholders	0		0

*	Less than 1%

**	Peter Goldstein became a Director effective November 1, 2020 and became Chairman of the Board of directors effective February 23, 2021.

***	Lourdes Felix became a Director effective October 29, 2021.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 570,462 Common Shares issued and outstanding as of December 31, 2023.

Changes in Percentage Ownership by Major Shareholders

Record Holders

Based upon a review of the information provided to us by Computershare Limited, there were 60 holders of record of the Common Shares as of April 8, 2024.

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

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Peter Goldstein, or, the Goldstein Consulting Agreement, pursuant to which Peter Goldstein, as Chair of the Board of Directors, will be paid an annual fee of $42,000. Additionally, Peter Goldstein was granted 20,000 (29 after the 1-for-100 and 1-for-7 reverse stock splits) stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $6.00 ($4,200 after the 1-for-100 and 1-for-7 reverse stock split) per share with an expiry date of 5 years from the date of granting.

Effective March 9, 2022, Siyata amended the consulting agreement with Peter Goldstein, or, the Amended Goldstein Consulting Agreement, pursuant to which Peter Goldstein, as Chair of the Board of Directors, will be paid an annual fee of $97,000. Additionally, Peter Goldstein was granted 180,000 (257 after the 1-for-100 and 1-for-7 reverse stock splits) restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 14. Financial Statements.”

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

ITEM 9. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Offer with Listing Details

On September 25, 2020, our Common Shares and Warrants commenced trading on the Nasdaq Capital Market under the symbol “SYTA” and “SYTAW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares and Warrants are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

See ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – “SHARE CAPITAL” above.

B.	Articles

Included with the annual 20-F filings,

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions – Related Party Transactions” or elsewhere in this Annual Report.

D.	Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our Common Shares

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

ELIGIBILITY FOR INVESTMENT

In the opinion of our Canadian counsel, based on the current provisions of Tax Act and the Regulations thereunder, in force as of the date hereof, the Common Shares and Warrants, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account, first home savings account, (collectively referred to as “Registered Plans”) or deferred profit sharing plan (“DPSP”) at the time of the acquisition of such Common Shares and Warrant, provided that at such time:

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

Included in the 20-F Exhibits

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

Foreign Currency Exchange Risk

We operate primarily in Canada, U.S. and Israel, and approximately 10% and 14% of our expenses are denominated in CAD$ and NIS, respectively. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the CAD$/US$ exchange rate would have increased/decreased operating expenses by approximately 0.5% and 1%, respectively, in 2023, while such changes to the NIS/US$ exchange rate would have increased/decreased operating expenses by approximately 0.7% and 1.4%, respectively, in 2023.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

WARRANT LIABILITY

(1)	On October 27, 2023, the Company issued 530,000 (75,714 after the 1-for-100 and 1-for-7 reverse stock splits) pre-funded warrants to certain existing accredited investors. These pre-funded warrants have an exercise price of $0.01 ($0.07 after the 1-for-100 and 1-for-7 reverse stock splits per Common Share, and have an expiry of 5 years from the issue date.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, solely as a result of the material weakness in internal controls related to the restatement described below.

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

Our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting for the year ended December 31, 2023: (i) related to the Company’s revenue recognition practices where the Company does not sufficiently determine for specific transactions the correct timing in which the revenue should be recorded after title transfer terms were met ; (ii) insufficient documentation of inventory controls relating to the Company’s inventory balances, transfers between sites and off-site inventory tracking is limited; and (iii) internal control weaknesses in the capitalization and coordination of development costs to prevent excess payments and erroneously recorded invoices.

The Company has since instituted remediation efforts as set forth above in the section of this Form 20-F titled “Risk Factors - Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2023 and 2022.” If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner” and believes that the aforementioned weaknesses have been remediated as if the date of this Annual Report.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of Siyata (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Siyata’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023 except for the items noted as material weaknesses by our auditors.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

As described in Item 3.D. “Risk Factors,” as of December 31, 2023, we have material weaknesses in our internal control over financial reporting.

ITEM 16 [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Gary Herman and Lourdes Felix are audit committee financial experts, as defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to all of our directors, officers and employees as well as other persons performing functions on our behalf, such as consultants. Our Code of Business Conduct and Ethics is posted on our website at is https://www.siyatamobile.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 12B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Barzily & Co. has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and,2022. and for 2021, Davidson and Co. LLP.

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

The following table provides information regarding fees paid and/or payable by us to Davidson & Company, LLP, Marcum LLP and to Barzily & Co. CPA for all services, including audit services, for the years ended December 31, 2023 and 2022 as of the date of this Annual Report:

	Year Ended
	December 31,
	2023	2022
Audit fees(1)	$200,000	$431,600
Audit-related fees	$44,000	$85,000
Tax fees(2)	$10,000	$16,000
Total	$254,000	$532,600

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

All audit services and permitted non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2023 and 2022 were pre-approved by the Audit Committee.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICY.

Not applicable.

Item 16K. CYBERSECURITY.

Cybersecurity Risk management and strategy

Our cybersecurity risk management program aims to fully identify threats, to present and evaluate them transparently, to mitigate, and manage them proactively. We have developed and implemented a cybersecurity risk management process intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management process guides us in making cybersecurity risk-informed decisions and provides the basis for evaluating and monitoring the cybersecurity risk profile of the Company. This process provides a shared understanding and promotes a consistent approach to cybersecurity risk management within the Company in line with our information security policy and includes a cybersecurity incident response plan.

As part of our cybersecurity risk management program, we review industry best practices, including the NIST (National Institute of Standards and Technology) Cybersecurity Framework and ISO (International Organization for Standardization) 27001 to manage information security. We periodically conduct ongoing internal and external vulnerability analyses, including simulated attack as well as external testing via a third-party to evaluate the effectiveness of our cybersecurity process and controls.

In an effort to minimize third-party risk, we have established a process to assess the security practices of third-party vendors and service providers and related risks. Our process includes a security assessment informed by vendor questionnaires and contractual security requirements related to data privacy for certain vendors.

The SOC is responsible for investigating all security incidents and alerts including determining the threat type, incident scope and incident severity. Where appropriate, major incidents are escalated according to cybersecurity incident process.

Employee awareness and training are essential to our ability as a company to thwart cyber-attacks. We continuously raise employees’ risk awareness with mandatory, regular online training for all employees and complimentary awareness campaigns.

In 2023, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see Item 3. Key Information – D. Risk Factors.

Cybersecurity Governance

Our board of directors has overall oversight responsibility for our risk management strategy, and delegates information security and related risk management oversight to the Audit Committee. Members of the audit committee receive regular updates from management, regarding cybersecurity related matters. This includes existing and new cybersecurity risks, how management is addressing, managing and/or mitigating those risks, cybersecurity and data privacy incidents (if relevant), and the status of key information security initiatives.

Our management and our cybersecurity and risks council overseas regular review of cybersecurity risk management activities, is responsible for the management of our cyber risk exposure and monitoring the effectiveness of the cybersecurity program, including but not limited to, our cybersecurity tools and controls, and is responsible for establishing and reviewing our risk tolerance for our cyber risk framework.

The cybersecurity and risks council includes the CEO, and the CTO, and cybersecurity specialists. Those employees have decades of experience in cybersecurity and operations, cybersecurity education, and certifications from various organizations.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit	Description
3.1	Articles of the Company (incorporated by reference to Exhibit 3.1 to the Amendment No. 1 to the Company’s Registration on Form F-1 filed on December 1, 2021)

2(d)	Description of Registrant’s Securities (incorporated by reference to Exhibit 2(d) to the Form 20-F filed on June 30, 2021)

4.1	Form of Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed on September 24, 2020)

4.2	Unsecured Convertible Debenture, dated June 22, 2020, by and between the Company and Accel Telecom Ltd. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 filed on September 24, 2020)

4.3	Form of Warrant for the Purchase of Shares of Common Shares (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 filed on September 24, 2020)

4.4	Siyata Mobile Inc. 2016 Stock Option Plan (and U.S. sub-plan) (incorporated by reference to Exhibit 4.10 to the Form 20-F filed on June 30, 2021)

4.5	Equity Purchase Agreement, dated March 23, 2021, by and between the Company, ClearRF Nevada Inc., ClearRF LLC, certain sellers of ClearRF LLC and Tod Byers (incorporated by reference to Exhibit 4.11 to the Form 20-F filed on June 30, 2021)

4.6	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Form F-1 filed on January 5, 2022)

4.7	Securities Purchase Agreement by and between the Company and the investors parties thereto dated as of June 26, 2023 (incorporated by reference to Exhibit 99.1 to the Company; current report on Form 6-K filed on June 28, 2023)

4.8	Placement Agency Agreement by and between the Company and Maxim Group LLC dated as of June 26, 2023 (incorporated by reference to Exhibit 99.2 to the Company; current report on Form 6-K filed on June 28, 2023)

4.9	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated July 11, 2023 (incorporated by reference to Exhibit 10.1 to the Company; current report on Form 6-K filed on July 13, 2023)

4.10	Form of Placement Agency Agreement by and between Siyata Mobile Inc. and Maxim Group LLC dated July 11, 2023 (incorporated by reference to Exhibit 1.1 to the Company; current report on Form 6-K filed on July 13, 2023)

4.11	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company; current report on Form 6-K filed on October 31, 2023)

4.12	Placement Agency Agreement by and between Siyata Mobile Inc. and Maxim Group LLC dated October 27, 2023 (incorporated by reference to Exhibit 1.1 to the Company; current report on Form 6-K filed on October 31, 2023)

4.13

Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated October 27, 2023 (incorporated by reference to Exhibit 10.1 to the Company; current report on Form 6-K filed on October 31, 2023)

4.14	Form of Lock-Up Agreement (incorporated by reference to Exhibit 4.2 to the Company; current report on Form 6-K filed on October 31, 2023)

8.1*	List of Subsidiaries

10.1	Consulting Agreement, dated July 1, 2018, by and between the Company, BSD, Ltd. and Marc Seelenfreund (incorporated by reference to Exhibit 10.1 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.2	License Agreement dated December 1, 2012, by and between Uniden America Corporation, Inc. & affiliates and Signifi Mobile. (incorporated by reference to Exhibit 10.2 of the Company’s Registration on Form F-1 filed on November 18, 2021 ).

10.3	Parent License Agreement, dated November 30, 2017, by and between Wilson Electronics, LLC and Signifi Mobile Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.4#	Amended and Restated Employment Agreement, dated July 1, 2018, by and between the Company and Gerald Bernstein (incorporated by reference to Exhibit 10.6 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.5#	Consulting Agreement, dated November 26, 2018, by and between the Company, Glenn Kennedy Sales Agency and Glenn Kennedy (incorporated by reference to Exhibit 10.7 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.6	LTE Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation (incorporated by reference to Exhibit 10.8 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.7	AAC Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation (incorporated by reference to Exhibit 10.9 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.8	Assignment and Amending Agreement, dated January 1, 2020, by and between the Company, BSD Capital, LTD. and Basad Partners LTD. (incorporated by reference to Exhibit 10.11 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.9	Amended Agreement by and between Siyata Mobile Inc. and Peter Goldstein dated March 9, 2022 (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 20-F filed on May 15, 2023)

10.10*	Annual Information Form for the year ended December 31, 2023.

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

97.1	Siyata Mobile Inc. Clawback Policy (incorporated by reference to Exhibit 99. 1 of the Company’s Current Report on Form 6-K filed on November 29, 2023).

101.INS**	Inline XBRL Instance Document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	filed herewith.

**	furnished herewith.

#	Management contracts or compensatory plans, contracts or arrangements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SIYATA MOBILE INC.

Date: April 8, 2024	By:	/s/ Marc Seelenfreund
Marc Seelenfreund
Chief Executive Officer

SIYATA MOBILE INC.

Consolidated Financial Statements

(Expressed in U.S. Dollars)

As at and for the years ended December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

To the Shareholders and Directors of

Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Siyata Mobile Inc. and its subsidiaries (together “the Company”), as of December 31, 2023 and 2022, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity, and cash flow for the year ended December 31, 2023 and 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company. as of December 31, 2023 and 2022, and the results of its operations, changes in shareholders’ equity and its cash flow for the years ended December 31, 2023 and 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, high accumulated losses, outstanding bank loan and an outstanding balance in respect of the sale of future receipts, that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Other Matter

The financial statements as at December 31, 2021 and for the year ended December 31, 2021, which are presented for comparative purposes, were audited by another auditor who expressed an unmodified opinion on those financial statements on March 31, 2022.

We have served as the Company’s auditor since 2023

By: /s/ Barzily and Co.

BARZILY AND CO., CPA’s

Jerusalem, Israel

April 3, 2024

Siyata Mobile Inc.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	December 31, 2023	December 31, 2022
ASSETS
Current
Cash	$898,771	$1,913,742
Trade and other receivables (Note 4)	1,181,257	1,574,628
Prepaid expenses	29,673	173,504
Inventory (Note 5)	3,544,519	4,092,550
Advance to suppliers	1,048,227	155,852
	6,702,447	7,910,276
Long term receivable	147,100	150,185
Right of use assets, net (Note 6)	630,793	887,137
Equipment, net	175,335	207,402
Intangible assets, net (Note 7)	7,856,730	6,987,531
Total assets	$15,512,405	$16,142,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan (Note 8)	$89,298	$-
Sale of future receipts (Note 9)	1,467,899	-
Accounts payable and accrued liabilities	3,449,103	3,078,650
Deferred revenue	2,025	149,600
Lease obligations (Note 10)	254,668	303,788
Warrant liability (Note 11)	156,433	2,734,804
	5,419,426	6,266,842
Lease obligations (Note 10)	385,639	635,217
Total liabilities	5,805,065	6,902,059
Shareholders’ equity
Share capital (Note 12)	85,714,727	73,312,866
Reserves (Note 12)	14,644,200	13,647,399
Accumulated other comprehensive loss	98,870	98,870
Deficit	(90,750,457)	(77,818,663)
	9,707,340	9,240,472
Total liabilities and shareholders’ equity	$15,512,405	$16,142,531

Nature of operations and going concern (Note 1)

Subsequent events (Note 25)

Approved on April 3, 2024 on behalf of the Board:

“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021

Revenue	$8,233,301	$6,481,910	$7,545,488
Cost of sales (Note 13)	(5,575,372)	(5,092,011)	(5,677,317)
Gross profit	2,657,929	1,389,899	1,868,171
EXPENSES
Amortization and depreciation (Note 6,7)	1,754,957	1,142,165	1,008,321
Development expenses (Note 7)	578,356	339,828	846,242
Selling and marketing (Note 14)	4,784,994	4,723,309	4,504,992
General and administrative (Note 15)	6,080,014	7,435,016	4,932,450
(Gain) loss on valuation of inventory (Note 5)	(161,450)	813,205	3,087,999
Loss (income) from water damage (Note 5)	(834,713)	544,967	-
Bad debts (recovered) (Note 4)	47,526	86,103	930,971
Impairment of intangibles (Note 7)	-	-	4,739,286
Impairment of goodwill	-	-	852,037
Share-based payments (Note 12)	930,564	2,888,704	1,338,931
Total operating expenses	13,180,248	17,973,297	22,241,229
Net operating loss	(10,522,319)	(16,583,398)	(20,373,058)

OTHER EXPENSES
Finance expense (Note 16)	841,815	181,413	1,984,040
Foreign exchange	(49,258)	586,794	108,632
Change in fair value of convertible promissory note	-	4,794,710	295,492
Change in fair value of warrant liability (Note 11)	1,517,389	(8,245,662)	(390,322)
Transaction costs (Note 17)	99,529	1,398,598	1,254,642
Total other expenses	2,409,475	(1,284,147)	3,252,484
Recovery of income taxes	-	-	-
Net loss for the year	(12,931,794)	(15,299,251)	(23,625,542)
Other comprehensive income
Translation adjustment	-	137,609	138,764
Comprehensive loss for the year	$(12,931,794)	$(15,161,642)	$(23,486,778)

Weighted average shares	228,578	29,964	6,928
Basic and diluted loss per share	$(56.57)	$(506.00)	$(344.56)

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the years ended December 31, 2023, 2022 and 2021

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2020	6,662	50,088,369	9,984,531	100,025	(38,893,870)	21,279,055
Issuance of shares	57	560,000	(560,000)	-	-	-
Shares issued on acquisition of ClearRF	34	194,985	-	-	-	194,985
Shares issued on warrant exercises	778	3,775,840	(373,907)	-	-	3,401,933
Share based payments	-	-	1,338,931	-	-	1,338,931
Translation adjustment	-	-	-	(138,764)	-	(138,764)
Shares issued for debt	7	36,050	-	-	-	36,050
Net loss	-	-	-	-	(23,625,542)	(23,625,542)
Balance, December 31, 2021	7,538	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648
Shares issued on acquisition of ClearRF	199	190,095	-	-	-	190,095
Share issued on capital raise	32,673	12,634,747	307,189	-	-	12,941,936
Share issuance costs on capital raise	-	(1,373,264)	-	-	-	(1,373,264)
Pre-funded warrants exercised	4,386	2,813,542	-	-	-	2,813,542
Issue of common shares for restricted share units	43	22,200	-	-	-	22,200
Shares issued for debt	19,039	4,370,302	-	-	-	4,370,302
Warrants issued	-	-	61,950	-	-	61,950
Share based payments	-	-	2,888,705	-	-	2,888,705
Translation adjustment	-	-	-	137,609	-	137,609
Net loss	-	-	-	-	(15,299,251)	(15,299,251)
Balance, December 31, 2022	63,878	73,312,866	13,647,399	98,870	(77,818,663)	9,240,472
Warrants transferred from liability	-	-	3,975,046	-	-	3,975,046
Warrants exercised	55,821	7,583,617	(3,975,046)	-	-	3,608,571
Share issued on capital raise	412,071	5,780,750	-	-	-	5,780,750
Share issuance costs on capital raise	-	(1,115,728)	66,237	-	-	(1,049,491)
Pre-funded warrants exercised	38,691	153,222	-	-	-	153,222
Share based payments	-	-	930,564	-	-	930,564
Net loss	-	-	-	-	(12,931,794)	(12,931,794)
Balance, December 31, 2023	570,462	85,714,727	14,644,200	98,870	(90,750,457)	9,707,340

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Operating activities
Net loss for the year	$(12,931,794)	$(15,299,251)	$(23,625,542)
Items not affecting cash:
Amortization and depreciation	1,754,957	1,142,165	1,008,321
Bad debt expense	47,526	86,103	930,971
(Gain) loss on valuation of inventory	(161,450)	813,205	3,087,999
Loss (income) due to water damage	(454,636)	544,967	-
Impairment of intangibles	-	-	4,739,286
Impairment of goodwill	-	-	852,037
Fair value changes on derivatives	1,517,389	(3,450,952)	(95,831)
Interest expense, net of repayments	16,637	35,678	1,168,628
Foreign exchange	(46,309)	22,872	-
Transaction costs	99,529	1,398,598	-
Share based payments	930,504	2,888,704	1,338,931
Change in non-cash working capital (Note 24)	884,767	(2,035,069)	(1,973,433)
Net cash used in operating activities	(8,342,760)	(13,852,980)	(12,568,633)

Investing activities
Repayment of long-term receivable	-	17,982	-
Intangible asset additions	(2,271,060)	(3,405,862)	(2,769,679)
Equipment additions	(3,737)	(14,220)	(224,513)
Acquisition of ClearRF	-	(159,905)	(122,015)
Net cash used in investing activities	(2,274,797)	(3,562,005)	(3,116,207)

Financing activities
Lease payments	(326,041)	(278,381)	(182,682)
Bank loan	89,298	(27,159)	(410,689)
Sale of future receipts	1,467,899	-	-
Repayment of long-term debt	-	-	(110,312)
Convertible debt issued, net of repayments	-	(4,000,000)	(1,308,118)
Proceeds on share issuance	5,780,750	24,067,763	-
Share issuance costs	(1,017,891)	(2,258,167)	-
Exercise of warrants	3,608,571	61,950	3,017,743
Net cash from financing activities	9,602,586	17,566,006	1,005,942

Effect of foreign exchange on cash	-	142,979	(165,626)

Change in cash and restricted cash for the year	(1,014,971)	294,000	(14,844,524)
Cash and restricted cash, beginning of year	1,913,742	1,619,742	16,464,266
Cash and restricted cash, end of year	$898,771	$1,913,742	$1,619,742

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Blvd, Suite- 200, Surrey, BC, V3W1N6.

Consolidated Financial Statements

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

The Company incurred a net loss of $12,931,794 during the year ended December 31, 2023 (2022 - net loss of $15,299,251), and, as of that date, the Company’s total deficit was $90,750,457 (2022 - $77,818,663). As December 31, 2023, the Company had outstanding bank loan of $89,298 and an outstanding balance in respect of the sale of future receipts of $1,467,899. The Company’s continuation as a going concern is dependent upon the success of the Company’s implementation of its business plan, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

War in Israel

On October 7, 2023 a war broke out in Israel and many reservists were called up to the Israeli army.

Several of our employees are or may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. Additionally, members of our management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the import of inputs and the export of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

It is currently not possible to predict the duration or severity of the ongoing conflict in the Middle East or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

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

As at and for the years ended December 31, 2023 and 2022

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

With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the Accumulated Other Comprehensive Income (“AOCI”) related to the translation of “USD” functional currency subsidiaries was eliminated except for the wholly-owned subsidiary, Signifi Mobile Inc. whose functional currency was in Canadian dollars until December 31, 2022. As a result of the USD financing and the majority of cash flows denominated in US dollars, Signifi Mobile Inc. also changed its presentation currency from Canadian dollars to “USD” effective January 1, 2023. However, with the retrospective application of the change in presentation currency to the “USD”, the Company’s corporate office, which had a Canadian dollar functional currency, resulted in an AOCI balance. The AOCI balance generated by the Canadian dollar entities has been adjusted since it now reflects the translation into the new “USD” presentation currency.

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

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%
Siyata PTT Incorporated	Caymen Islands	100%

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Fair value measurements - Certain of the Company’s (financial) assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 11 and 12.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate - Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and replacement costs which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Useful life of intangible assets - The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Collectability of trade receivables - In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers credit quality into account.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes - judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency is Canadian dollars until December 31, 2022 and is the USD since the Company considers the functional currency of its subsidiaries revenues and increase in U employees which said events determine the primary economic environment should be the USD.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

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

As at and for the years ended December 31, 2023 and 2022

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

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 7 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of intangible assets is made by management and any changes in useful life are reflected prospectively.

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

As at and for the years ended December 31, 2023 and 2022

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

(f)	Sales of Future Receipts

The Company accounts for Sales of future receipts in accordance with IFRS 9. Under IFRS 9 the seller should evaluate whether the proceeds received should be accounted for as debt or deferred income, depending on the circumstances of the agreement. Sales of future receipts that are accounted for as debt are subject to the interest method.

(g)	Revenues

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

(h)	Financial Instruments

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)	Financial Instruments (cont’d)

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares was retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020 as well as the 1-to-100 reverse stock split that occurred on August 3, 2023 and 1-to-7 reverse stock split that occurred on December 4, 2023.

(j)	Share-based payments

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

(k)	Provisions

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(l)	Income taxes

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

(m)	Leases

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m)	Leases (cont’d)

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

The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term.

(n)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value. Depreciation of property, plant, and equipment is based on the straight-line method over the useful life of the asset. The depreciation charge for each period shall be recognized in profit or loss.

(o)	Future accounting pronouncements

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(o)	Future accounting pronouncements (cont’d)

●

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. The impact of adopting these amendments on the Company’s financial statements is not expected to be material.

●

In September 2022, the IASB issued amendments to IFRS 16, Leases, which add to requirements explaining how a company accounts for a sale and leaseback after the date of the transaction.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

4.	TRADE AND OTHER RECEIVABLES

	December 31, 2023	December 31, 2022
Trade receivables	$879,509	$2,015,291
Allowance for doubtful accounts	-	(1,056,393)
Taxes receivable	301,748	615,730
Total	$1,181,257	$1,574,628

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, the Company utilizes the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2023, the Company concluded that a bad debt provision of $NIL (2022-$1,056,393) was needed.

Factoring Arrangements and Liens

Signifi Mobile Inc. (“Signifi”) had a factoring agreement on its trade receivables effective April 2023, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to Signifi by the funding entity in advance. The remaining 15-20% is paid to Signifi when the funding entity receives payment from the customer. Signifi incurs a financing charge of 1.8% for the first 30 days, then 0.5% every 10 days thereafter. This loan is collateralized by the North American receivables, inventory and equipment.

The 80-85% received upfront remained as a liability from “Signifi” to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. Financial Instruments and trade receivables are presented at the gross amount of the receivable and the underlying liability for amounts advanced are recorded separately as a bank loan. As at December 31, 2023, the total amount expended by the funding entity was $89,298 (December 31, 2022 - $NIL).

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

The 80-85% received upfront remained as a liability from SMI to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As SMI has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented net of the liability for amounts advanced. As at December 31, 2023, the total amount expended by the funding entity was $NIL (December 31, 2022 - $NIL).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

5.	INVENTORY

	December 31, 2023	December 31, 2022
Finished products	$4,624,471	$7,392,002
Impairment of finished products	(1,434,827)	(3,555,683)
Accessories and spare parts	829,860	675,001
Impairment of accessories and spare parts	(474,985)	(418,770)
Total	$3,544,519	$4,092,550

Refer to Note 13 for total inventories expensed as cost of sales during the years ended December 31, 2023, 2022 and 2021.

During the year ended December 31, 2022, the Company had a flood in one of its premises resulting in damage to some of the inventory. The Company wrote off $519,764 of inventory due to the flood in 2022. In 2023, the Company had sent all of the inventory written off to the Company’s insurance company for a detailed valuation of each piece of inventory. Based on the insurance company’s analysis, which included opening carton, boxes and testing the electronic devices, the insurer determined that only $65,128 of the inventory sent to them was unsalvageable and that the balance of $454,636 was inventory in pristine condition and was readily saleable. The Company added back this salvageable inventory back into the warehouse and integrated it in with all the other merchandise in the warehouse. There have not been any higher rates of returns resulting from the salvaged inventory.

Provision on inventory

Management is presently reviewing the inventory for impairment on a quarterly basis. During the year, the Company also wrote off $NIL (2022 - $519,763) in inventory that was water damaged. The Company made a claim for the damaged inventory that is insured at selling price even though the inventory is carried at cost in the books. In 2023 the Company received proceeds from the water damaged of $364,128. The amount received was recorded in 2023 as a gain on the flood in the statement of income and expenses for the year. As well, the insurer reviewed all inventory items previously written off in 2022 due the flood and determined based on detailed analysis that our estimate of salvageable inventory that Signifi has added back to their inventory in 2023 amounted to $454,636. This amount was also recorded as a gain from the flood damage in 2023.

Liens

As a result of the factoring agreement in Note 4 above, the Company has provided the North American inventory as collateral for the outstanding balance. As at December 31, 2023 the inventory owed by the North American entities amounts to $2,473,721.

6.	RIGHT OF USE ASSESTS, NET

	December 31, 2023	December 31, 2022
Opening balance	$887,137	$1,077,845
Additions in the year	42,393	174,352
Translation adjustment	18,555	674
Other	-	(36,000)
Amortization in the year	(317,292)	(329,734)
Closing balance	$630,793	$887,137

Allocation of the right of use assets is as follows:

	December 31, 2023	December 31, 2022
Office lease	$518,787	$753,716
Car leases	112,006	132,421
	$630,793	$887,137

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

7.	INTANGIBLE ASSETS, NET

	Development Costs	Uniden License	E-Wave License	Clear RF Patent + Supplier relationship	Total
Cost:
Balance at December 31, 2021	$13,315,526	$116,726	$1,321,257	$522,637	$15,276,146
Additions	3,405,862	-	-	-	3,405,862
Foreign exchange	(11,590)	-	-	-	(11,590)
Balance at December 31, 2022	$16,709,798	$116,726	$1,321,257	$522,637	$18,670,418
Additions	2,271,000	-	-	-	2,271,000
Foreign exchange	-	-	-	-	-
Balance at December 31, 2023	$18,989,858	$116,726	$1,321,257	$522,637	$20,941,478

Accumulated Amortization:
Balance at December 31, 2021	$9,058,517	$116,726	$1,321,257	$429,109	$10,925,609
Additions	668,566	-	-	93,528	762,094
Foreign exchange	(4,816)	-	-	-	(4,816)
Balance at December 31, 2022	$9,722,267	$116,726	$1,321,257	$522,637	$11,682,887
Additions	1,401,861	-	-	-	1,401,861
Foreign exchange	-	-	-	-	-
Balance at December 31, 2023	$11,124,128	$116,726	$1,321,257	$522,637	$13,084,748

Net Book Value:

Balance at December 31, 2022	$6,987,531	$-	$-	$-	$6,987,531
Balance at December 31, 2023	$7,856,730	$-	$-	$-	$7,856,730

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On a quarterly basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at December 31, 2023 based on the replacement cost method for costs related to devices under development and the royalty relief method for the devices for sales. The royalty relief method used an estimated royalty rate of 10.75% and WACC of 21.0%. Based on the results of their valuation, management determined that the recoverable amount was equal to, or in excess of the carrying amount in December 31, 2023. At December 31, 2022, management determined that the recoverable amount was equal to, or in excess of the carrying amount, and no impairment was recorded. The Company amortizes the capitalized development costs over a 4 year period.

During the twelve months ended December 31, 2023 the Company incurred $578,356 (December 31, 2022 -$339,828) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

7.	INTANGIBLE ASSETS, NET (cont’d)

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

Clear RF Patent and Supplier Relationship:

As part of the acquisition of ClearRF on March 30, 2021, the Company purchased two patents valued at $122,717 plus a supplier relationship valued at $399,920. These intangible assets were recorded at cost and were initially scheduled to be amortized on a straight-line basis over their estimated useful life of four years with no residual value.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall.

8.	BANK LOAN

Signifi Mobile Inc. (“Signifi”) had a factoring agreement on its trade receivables effective April 2023, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to Signifi by the funding entity in advance. The remaining 15-20% is paid to Signifi when the funding entity receives payment from the customer. Signifi incurs a financing charge of 1.8% for the first 30 days, then 0.5% every 10 days thereafter. This loan is collateralized by the North American receivables, inventory and equipment.

The 80-85% received upfront remained as a liability from “Signifi” to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As Signifi has both the legally enforceable right and the intention to settle the receivable and liability on a net basis in accordance with IAS 32, Financial Instruments, trade receivables are presented at the gross amount of the receivable and the underlying liability for amounts advanced are recorded separately as a bank loan. As at December 31, 2023, the total amount expended by the funding entity was $89,298 (December 31, 2022 - $NIL).

9.	SALES OF FUTURE RECEIPTS

On October 11, 2023 the Company entered into an agreement for the Sale of Future Receipts in the amount of $1,152,000. The Company received $760,000 which represents a payment of $800,000 net of a transaction fee of $40,000. This sale was payable in equal weekly payments of $41,142.86 for 28 weeks accruing interest at 3.1% per week. The weekly payment amount is intended to represent 15% of the Company’s future sales. The company made 8 payments of $41,142.86 each for a total of $329,142 between October 17, 2023 and December 5, 2023 inclusive. On December 6, the Company reached an agreement with the purchaser, converting the remaining balance of $822,858 into a new agreement. The Company recorded $392,000 of interest and transaction fees in respect of this agreement.

On December 6, 2023, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,268,000. The Company received $677,142 which represents a payment of $752,142 net of $75,000 of transaction fees. The remaining $822,858 balance of the original agreement and the $752,142 payment from the new agreement total a principal amount of $1,575,000. The new balance of $1,575,000 is repayable in weekly repayments of $81,000 per week for 28 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,268,000. The weekly payment amount is intended to represent 15% of the Company’s future sales. The Company made payments totaling $203,143 in respect of this agreement for the year ended December 31, 2023 comprising principal payments of $64,001 and interest of $139,142. The balances under this agreement as of December 31, 2023 were outstanding principal of $1,435,999 and accrued interest of $31,900.

This advance is collateralized by 15% of all future revenues of the Company until the advances are repaid in full.

The Company agrees to a grant a security interest in all of its present and future accounts receivable in an amount not to exceed 15%.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

10.	LEASE OBLIGATIONS

	December 31, 2023	December 31, 2022
Opening balance	$939,005	$1,020,482
Additions in the year	42,393	174,352
Interest expense	16,637	35,678
Translation adjustment	(31,643)	(13,126)
Lease payments	(326,041)	(278,381)
	640,307	939,005
Due within one year	(254,668)	(303,788)
Ending balance	$385,639	$635,217

Future minimum lease payments are as follows:

	December 31, 2023	December 31, 2022
Year 1	$254,668	$303,788
Year 2	194,261	227,757
Year 3	191,378	179,872
Year 4	-	196,570
Year 5 and thereafter	-	96,000
Total lease obligation	$640,307	$1,003,987
Less finance expenses	-	(64,982)
Lease Obligations	$640,307	$939,005

The Company has a long-term restricted term deposit of $147,100 held by the Company’s bank to guarantee a portion of the office lease located in Israel.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY

The balance of the warrant liability is as follows:

	Issued	Issued	Issued	Issued		Issued
	November 3, 2021	January 11, 2022	October 12, 2022	January 19, 2023		October 31, 2023	Total
Balance December 31,2021	2,176,686	-	-	-		-	2,176,686
Warrants issued	-	10,038,418	2,494,812	-		-	12,533,230
Exercise Of pre-funded warrants	-	(2,560,400)	(222,441)	-		-	(2,782,841)
Change in fair value	(1,978,953)	(6,976,688)	(236,630)	-		-	(9,192,271)
Balance December 31, 2022	197,733	501,330	2,035,741	-		-	2,734,804
Warrants issued	-	-	-	-		339,200	339,200
Change in fair value	(197,733)	(498,172)	(1,470,795)	3,410,100	*	273,989	1,517,389
Transaction Costs	-	-	-	-		(307,600)	(307,600)
Exercise of warrants		-				(152,314)	(152,314)
Transfer to equity	-	-	(564,946)	(3,410,100)		-	(3,975,046)
Balance December 31, 2023	-	3,158	-	-		153,275	156,433

*	Includes the fair value of the issuance of the 25,776 inducement warrants in the amount of $2,875,580.

January 19, 2023

On January 19, 2023, the Company entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,776 (18,042,913 before the 1-100 and 1-7 reverse stock splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $161.00 ($0.23 before the 1-100 and 1-7 reverse stock splits) to $140.00 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits) and issue new unregistered warrants to purchase up to an aggregate of 25,776 (18,042,913 before the 1-100 and 1-7 reverse stock splits) common shares with an exercise price of $14 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits). The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses.

These new 25,776 warrants are exercisable immediately upon issuance at an exercise price of $140 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits) and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,100 before the 1-100 and 1-7 reverse stock splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $161.00 ($0.23 before the 1-100 and 1-7 reverse stock splits) to $140 per share ($0.20 per share before the 1-100 and 1-7 reverse stock splits).

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 outstanding $140.00 warrants become immediately a cashless exercise with an exercise price of $NIL and their underlying shares become immediately tradeable. Subsequent to the quarter ended March 31, 2023, 30,045 warrants were exercised cashless in exchange for 30,045 common shares of the Company. All of the warrants that became cashless exercise were transferred to equity at March 30, 2023, as they no longer met the definition of a liability.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY (cont’d)

The fair value of the 25,776 warrants issued at January 19, 2023 was $2,875,580 and was determined using the stock price of $133, with a 15% discount for lack of marketability. This method was used as the warrants contained an alternative cashless exercise feature.

The fair value of the warrants on March 30, 2023 was $3,410,100 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

November 3, 2021 warrants

The warrants allow for the purchase of 3,061 common shares (2,142,857 before the 1-100 and 1-7 reverse stock splits) of the Company at an exercise price of US2,800.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities (Note 12 for the change in exercise price as of January 13, 2022, to $161 per share ($0.23 per share before the 1-100 and 1-7 reverse stock splits).

At December 31, 2021 the fair value of the 2,704 warrants (1,892,857 before the 1-100 and 1-7 reverse stock splits) was determined to be $2,176,686 as calculated using the Black-Scholes option pricing model with the following assumptions: initial stock price of $2,590 ($3.70 before the 1-100 and 1-7 reverse stock splits), strike rate $2,800 ($4.00 before the 1-100 and 1-7 reverse stock splits)., expected volatility 37%, dividend yield 0%, risk free rate 0.67%.

At December 31, 2022 the fair value of the 2,704 warrants (1,892,857 before the 1-100 and 1-7 reverse stock splits) was $197,733 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $161 ($0.23 before the 1-100 and 1-7 reverse stock splits), dividend yield 0%, term 3.84 years, volatility 110% and risk-free rate 4.08%.

At January 19, 2023 prior to exercise, the fair value of the 2,704 warrants was $NIL and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $1,330 ($1.90 before the 1-100 and 1-7 reverse stock splits). strike rate $1,400 ($20.00 before the 1-100 and 1-7 reverse stock splits). dividend yield 0%, term 0.0 years, volatility 130% and risk-free rate 3.62%.

January 11, 2022 warrants

The Company assessed that the 12,171 warrants ( 8,519,999 before the 1-100 and 1-7 reverse stock splits). and 2,114 pre-funded warrants (1,480,000 before the 1-100 and 1-7 reverse stock splits).issued in the January 2022 equity offering (Note 12), did not meet the “fixed for fixed” test and are therefore recorded as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $10,038,148 and was determined using a residual value method with the common shares. For the 1,863 warrants (1,304,347 before the 1-100 and 1-7 reverse stock splits). issued to the underwriter as over-allotment warrants, the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, and a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability (Note 12).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY (cont’d)

At December 31, 2022 the fair value of the warrants was $501,330 and was determined initial stock price $105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $1,610 ($2.30 before the 1-100 and 1-7 reverse stock splits), stock price $0.15, strike rate $2.30, dividend yield 0%, term 4.03 years, volatility 110% and risk-free rate 4.08%.

At December 31, 2023 the fair value of the 14,285 warrants was $3,158 and was determined using a Black-Scholes option pricing model with the following assumptions: initial stock price $4.21 ($2,947 before the 1-100 and 1-7 reverse stock splits), strike rate $1,610 (2.30 before the 1-100 and 1-7 reverse stock splits), dividend yield 0%, term 3.03 years, volatility 135% and risk-free rate 3.97%. This resulted in a gain of $498,172 in the year.

October 12, 2022 warrants

The Company assessed that the 24,857 (17,400,000 warrants before the 1-100 and 1-7 reverse stock splits) and 2,271 pre-funded warrants (1,590,000 before the 1-100 and 1-7 reverse stock splits) issued as part of the October 2022 equity offering (as more fully described in Note 12, did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period.

The fair value of the warrants as at the issuance date was $2,065,886 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $98.00 ($0.14 before the 1-100 and 1-7 reverse stock splits); exercise price $161 ($0.23 before the 1-100 and 1-7 reverse stock splits); expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%. As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance (Note 12).

The fair value of the 24,857 warrants (17,400,000 warrants before the 1-100 and 1-7 reverse stock splits) as at December 31, 2022 was $1,850,758 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $1,610 ($2.30 before the 1-100 and 1-7 reverse stock splits),; expected volatility: 100%; dividend yield 0%; risk free rate: 3.98%.

On January 19, 2023, the warrant holders entered into the agreement noted above to exercise 23,071 (16,150,000 before the 1-100 and 1-7 reverse stock splits); of the 24,857 (17,400,000 warrants before the 1-100 and 1-7 reverse stock splits) and receive new warrants in exchange. This resulted in the recognition of a change in fair value of $702,898 gain.

The remaining 1,786 warrants (1,250,000 before the 1-100 and 1-7 reverse stock splits) that were outstanding at January 19, 2023 were converted to cashless exercise warrants on March 30, 2023 as described above resulting in a loss of $103,293.

The fair value of the 1,786 unexercised warrants (1,250,000 before the 1-100 and 1-7 reverse stock splits) on January 19, 2023 was $132,957 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1,330 ($1.90 before the 1-100 and 1-7 reverse stock splits); exercise price $1,400 ($2.00 before the 1-100 and 1-7 reverse stock splits); term 4.73 years; expected volatility: 115%; dividend yield 0%; risk free rate: 3.49%.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY (cont’d)

The fair value of the pre-funded warrants was $222,441 and was determined by reference to the share price of: $98.00 ($0.14 before the 1-100 and 1-7 reverse stock splits) on the day of the offering. The pre-funded warrants were subsequently exercised in 2022 for gross proceeds of $15,900, converting into 2,271 common shares, 1,590,00 before the 1-100 and 1-7 reverse stock splits) that were fully issued.

In connection with the October 2022 equity offering, the Company issued 2,484 waiver warrants (1,739,130 before the 1-100 and 1-7 reverse stock splits) exercisable at $16.10 per share ($0.23 before the 1-100 and 1-7 reverse stock splits); which expire, if unexercised, on October 12, 2027, to entice the holder of the convertible promissory note to waive their right to block the equity offering. The waiver warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss and revalued at the end of each period.

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

The fair value of the waiver warrants as at the issuance date was $206,485 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $98.00 ($0.14 before the 1-100 and 1-7 reverse stock splits); exercise price $1,610 ($0.23 before the 1-100 and 1-7 reverse stock splits); expected volatility: 135%; dividend yield 0%; risk free rate: 4.08%.

The fair value of the waiver warrants as at December 31, 2022 was $184,983 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price$105.00 ($0.15 before the 1-100 and 1-7 reverse stock splits). strike rate $16.10 ($0.23 before the 1-100 and 1-7 reverse stock splits); expected volatility: 100%; dividend yield 0%; risk free rate: 3.10%.

The fair value of the waiver warrants as at March 30, 2023 prior to transfer to equity was $328,696, resulting in a gain of $143,713 and was determined using the stock price of $133, as the warrants were cashless with exercise price of $NIL at that date.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

11.	WARRANT LIABILITY (cont’d)

October 31, 2023 Warrants and Pre-funded Warrants

The Company closed an equity offering on October 31, 2023. at a price of $4.55 ($0.65 before the 1-7 reverse stock split) on 267,143 common shares (1,870,000 before the 1-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per warrant ($0.64 before the 1-7 reverse stock split) on 75,714 pre-funded warrants to purchase common shares (530,000 before the 1-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs.

The 75,714 pre-funded warrants is exercisable into one common share at an exercise price of $0.07 ($0.01 before the 1-7 reverse stock split). These prefunded warrants also contain a cashless exercise option. Cashless Exercise. If at the time of exercise hereof, there is no effective registration statement registering the Warrant Shares or the prospectus contained therein is not available for issuance of the Warrant Shares to the Holder, then this Warrant may be exercised, in whole or in part by means of a “cashless exercise”.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-7 reverse stock split).

Management has revalued the 50,000 (350,000 equivalent 1-7 pre-reverse split) prefunded warrants based on their intrinsic value on December 12, 2023, using the stock price of $2.93, resulting in a gain of $81,000.

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-7 reverse stock split) of the 50,000 (350,000 before the 1-7 reverse stock split)) owned by Lind Partners were exercised by paying $0.07 per warrant (($0.01 before the 1-7 reverse stock split).

At year end there are 37,023 prefunded warrants outstanding with a $0.07 exercise price with a fair value of $153,275. The fair value of the pre-funded warrants was assumed to be equal to the stock price given the instrument had a minimal exercise price of $0.07 and a perpetual term to maturity. This resulted in a change in fair value at December 31, 2023 of a loss of $47,389.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value

As at December 31, 2023, the Company had 570,462 common shares issued and outstanding (2022-64,098 or 33,868,560 before the 1-100 and 1-7 reverse splits).

On December 4, 2023  the Company consolidated (each a “Share”) its common shares on the basis of 7 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 3, 2023  the Company consolidated (each a “Share”) its common shares on the basis of 100 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(b)	Common share transactions

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $161.00 ($0.23 before the 1-100 and 1-7 reverse splits). to $140.00 ($0.20 before the 1-100 and 1-7 reverse splits). Per share and issue new unregistered warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits).common shares with an exercise price of $140.00 ($0.20 before the 1-100 and 1-7 reverse splits) per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $140.00 ($0.20 before the 1-100 and 1-7 reverse splits) per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,130 (before the 1-100 and 1-7 reverse splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $16.10 ($0.23 before the 1-100 and 1-7 reverse splits). to $140.00 ($0.20 before the 1-100 and 1-7 reverse splits)

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 (21,031,987 before the 1-100 and 1-7 reverse splits) outstanding $14.00 ($0.20 before the 1-100 and 1-7 reverse splits) warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore in the first week of April 2023, 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) warrants were exercised cashless in exchange for 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) common shares of the Company with 5,593 (3,915,000 before the 1-100 and 1-7 reverse splits) cashless warrants were exercised cashless in June 2023.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont'd)

On June 28, 2023 the Company issued 71,428 (50,000,000 before the 1-100 and 1-7 reverse splits) at $31.50 ($0.045 before the 1-100 and 1-7 reverse splits) per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 13, 2023, the Company issued 73,500 (51,450,000 before the 1-100 and 1-7 reverse splits) shares at $31.50 ($0.045 before the 1-100 and 1-7 reverse splits) per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

The Company closed an equity offering on October 31, 2023. at a price of $4.55 ($0.65 before the 1-7 reverse stock split) on 267,143 common shares (1,870,000 before the 1-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per warrant ($0.64 before the 1-7 reverse stock split) on 75,714 pre-funded warrants to purchase common shares (530,000 before the 1-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-7 reverse stock split).

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-7 reverse stock split) of the 50,000 (350,000 before the 1-7 reverse stock split)) owned by Lind Partners were exercised by paying $0.07 per warrant (($0.01 before the 1-7 reverse stock split).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont'd)

Transactions for the year ended December 31, 2022 are as follows:

●	On January 11, 2022, the Company completed an underwritten public offering in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

The underwritten public offering resulted in the sale to the public of 10.308 (7,215,652 before the 1-100 and 1-7 reverse splits) Units at $161 ($0.23 before the 1-100 and 1-7 reverse splits) per Unit, with each Unit being comprised of 700 (one before the 1-100 and 1-7 reverse splits) common share and 700 (one before the 1-100 and 1-7 reverse splits) warrant (the “Unit Warrants”) exercisable at $1,610 ($2.30 before the 1-100 and 1-7 reverse splits) per share. The Unit warrants are exercisable immediately and have a term of 5 years. Gross proceeds of $10,936,974 were allocated to the common shares, and $5,395,878 to warrant liability.

In addition, the Company issued 2,114 (1,480,000 before the 1-100 and 1-7 reverse splits) pre-funded units (“Pre-Funded Units”) at $1,603 ($2.29 before the 1-100 and 1-7 reverse splits) per Pre-Funded Unit. 700 (one before the 1-100 and 1-7 reverse splits) Pre-Funded Unit is comprised of 700 (one before the 1-100 and 1-7 reverse splits) one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase 700 ((one before the 1-100 and 1-7 reverse splits) common share, and 700 (one before the 1-100 and 1-7 reverse splits) warrant to purchase 700 (one before the 1-100 and 1-7 reverse splits) common share. The Pre-Funded Warrant allows the holder to acquire 700 ((one before the 1-100 and 1-7 reverse splits) common share of the Company at an exercise price of $7.00 ($0.01 before the 1-100 and 1-7 reverse splits) per common share, and 700 (one before the 1-100 and 1-7 reverse splits) warrants to purchase 700 (one before the 1-100 and 1-7 reverse splits) common share at an exercise price of $1,610.00 ($2.30 before the 1-100 and 1-7 reverse splits)per share.

The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,560,400 were allocated to the pre-funded warrants, and $1,106,747 to the warrant liability.

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance as they require only a minimal exercise price of $7.00 ($0.01 before the 1-100 and 1-7 reverse splits). In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants using the residual method, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont'd)

The Company concurrently sold an additional 1,863 (1,304,347 before the 1-100 and 1-7 reverse splits) warrants to purchase 11,863 (1,304,347 before the 1-100 and 1-7 reverse splits) common shares exercisable at $1,610.00 ($2.30 before the 1-100 and 1-7 reverse splits) per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $6.79 ($0.0097 before the 1-100 and 1-7 reverse splits) per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1,211 ($1.73 before the 1-100 and 1-7 reverse splits) per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1,211 ($1.73 before the 1-100 and 1-7 reverse splits), strike rate $161.00 ($2.30 before the 1-100 and 1-7 reverse splits), dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

The Company also issued warrants to the placement agents to purchase 621 (434,783 before the 1-100 and 1-7 reverse splits) common shares at an exercise price of $1,771($2.53 before the 1-100 and 1-7 reverse splits) per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1,211 ($1.73 before the 1-100 and 1-7 reverse splits), strike rate $1,771 ($2.53 before the 1-100 and 1-7 reverse splits), dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%.

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

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. Direct costs of $965,248 were allocated to the warrant liability and expensed immediately in profit and loss. During the period, 2,114 (1,480,000 before the 1-100 and 1-7 reverse splits) Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 2,114 (1,480,000 before the 1-100 and 1-7 reverse splits) 0common shares that were fully issued.

●	On March 31, 2022, as part of the ClearRF acquisition, the Company issued 199 (138,958 before the 1-100 and 1-7 reverse splits) shares to the vendor with a fair value of $190,094.

●	The Company issued 221 (155,000 before the 1-100 and 1-7 reverse splits) common shares, with a fair value of $170,500 ($770- $1.10 before the 1-100 and 1-7 reverse splits per share) to consultants as part of their compensation for services rendered.

●	The Company issued 1,220 (854,219 before the 1-100 and 1-7 reverse splits) common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont'd)

●	The Company issued 43 (30,000 before the 1-100 and 1-7 reverse splits) shares with a fair value of $22,200 ($518-$0.74 before the 1-100 and 1-7 reverse splits per share) resulting from a supplier converting RSU’s into common shares.

●	The Company issued 86 (60,000 before the 1-100 and 1-7 reverse splits) shares, with a fair value of $61,800 ($721.00 -$1.03 before the 1-100 and 1-7 reverse splits per share), to a supplier as partial compensation according to their contractual agreements.

●	The Company issued 578 (404,859 before the 1-100 and 1-7 reverse splits) shares, with a fair value of $441,296 ($763.00-$1.09 before the 1-100 and 1-7 reverse splits per share) as payment for the monthly principal repayment of $400,000 on the promissory note.

●	The Company issued 978 (684,932 before the 1-100 and 1-7 reverse splits) shares, with a fair value of $520,548 ($532.00-$0.76 before the 1-100 and 1-7 reverse splits per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

●	On October 12, 2022, the Company completed an underwritten public offering in the United States, raising a total of $3,986,100 in gross proceeds. The Company allocated the gross proceeds and direct costs between the units, pre-funded units and related warrants using the residual method.

The underwritten public offering resulted in the sale to the public of 22,586 (15,810,000 before the 1-100 and 1-7 reverse splits) Units at $161.00 ($0.23 before the 1-100 and 1-7 reverse splits) per Unit, with each 700 (one before the 1-100 and 1-7 reverse splits) Unit being comprised of 700 (one before the 1-100 and 1-7 reverse splits) common share and 700 (one before the 1-100 and 1-7 reverse splits) warrant (the “Unit Warrants”) exercisable at $98.00 ( $0.14 700 (one before the 1-100 and 1-7 reverse splits) per share. The Unit Warrants are exercisable immediately and have a term of 5 years.

In addition, the Company issued 2,271 (1,590,000 700 (one before the 1-100 and 1-7 reverse splits) pre-funded units (“Pre-Funded Units”) at $154.00 ($0.22 700 (one before the 1-100 and 1-7 reverse splits) per Pre-Funded Unit. 700 (one before the 1-100 and 1-7 reverse splits) Pre-Funded Units are comprised of 700 (one before the 1-100 and 1-7 reverse splits) -pre-funded warrant (a “Pre-Funded Warrant”) to purchase 700 (one before the 1-100 and 1-7 reverse splits) common share, and 700 (one before the 1-100 and 1-7 reverse splits) e warrant to purchase 700 (one before the 1-100 and 1-7 reverse splits) common share. The Pre-Funded Warrant allows the holder to acquire 700 (one before the 1-100 and 1-7 reverse splits) common shares of the Company at an exercise price of $7.00($0.01 before the 1-100 and 1-7 reverse splits) per common share, and 700 (one before the 1-100 and 1-7 reverse splits) warrants to purchase 700 (one before the 1-100 and 1-7 reverse splits) common shares at an exercise price of $98.00 ($0.14 before the 1-100 and 1-7 reverse splits per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont'd)

The Company determined that the pre-funded warrants within the Pre-funded Units are common shares in substance, as they require only a minimal exercise price of $7.00 ($0.01 before the 1-100 and 1-7 reverse splits. In addition, the underwriting agreement includes both the Units and Pe-funded Units and were negotiated together in the equity raise. Given that the purpose of the Prefunded Unit is in substance the same as that of the Unit (i.e., resulting in the ownership of both common shares and common share warrants) and that the terms of the warrants in both the Units and Prefunded Units are the same (i.e., the obligations of the Company for the units are the same), the Company determined that the Units and Pre-funded Units are closely related and should be combined into one unit of account for the purposes of allocating proceeds.

Therefore, the proceeds from the sale of the Units and Pre-funded Units are combined and allocated among the common shares, pre-funded warrants, and the common share warrants, with the warrant liability being initially recognized at fair value as of the registration date and the residual amount being allocated to the common shares (i.e., equity).

The common share warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $98.00 ($0.14 before the 1-100 and 1-7 reverse splits, strike rate $161.00 ($0.23 before the 1-100 and 1-7 reverse splits, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%.

As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance.

The residual value to be allocated to common shares is:

Gross proceeds	$3,986,100
Less: total fair value of warrant liability	(2,288,327)
Residual value to common shares	$1,697,773

Refer to Note 11 for additional information about the warrant liability and the residual value method under IAS 32.

The Company paid a 7% Placement Agent Fee of $279,027 and other offering expenses (e.g., legal expenses, accounting fees) of $185,871 for total net proceeds of $3,521,202. Direct costs of $433,353 were allocated to the warrant liability and expensed immediately in profit and loss.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(b)	Common share transactions (cont’d)

In addition, the Company issued 2,484 (1,739,130 before the 1-100 and 1-7 reverse splits) common share warrants with an exercise price of $161.00 ( $0.23 before the 1-100 and 1-7 reverse splits) to the holders of previously issued convertible note to entice the holder to waive their right to block the October 12, 2022 equity offering (“waiver warrants”). The waiver warrants were fair valued using a Black-Scholes model using the following assumptions: initial stock price $98.00 ($0.14 before the 1-100 and 1-7 reverse splits, strike rate $161.00 ($0.23 before the 1-100 and 1-7 reverse splits,, dividend yield 0%, term 5 years, volatility 135.0% and risk-free rate 4.08%. The fair value of the waiver warrants of $206,485 was treated as a share issuance cost.

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

A summary of the Company’s stock option activity is as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Outstanding options, December 31, 2021	592	$9,716.00
Granted	1,636	805.00
Expired/Cancelled	(76)	(21,630.00)
Outstanding options, December 31, 2022	2,152	$2,520.90
Granted	-	-
Expired/Cancelled	(22)	39,038.00
Outstanding options, December 31, 2023	2,130	$2,161.29

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(c)	Stock options (cont’d)

As at December 31, 2023 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
15-Jan-19	1	1	37,800	15-Jan-24	0.04
21-Mar-19	18	18	41,300	21-Mar-24	0.22
1-Jan-20	3	3	39,038	1-Jan-24	0.00
15-Nov-20	136	136	4,200	15-Nov-30	6.88
15-Nov-20	231	231	4,200	15-Nov-25	1.88
2-Jan-21	81	81	8,050	2-Jan-26	2.01
2-Jan-21	7	7	8,050	2-Jan-31	7.01
18-Jan-21	17	17	8,050	18-Jan-26	2.05
1-Jan-22	29	29	2,800	29-Oct-26	2.83
13-Apr-22	1,136	663	770	13-Apr-27	3.28
12-Jul-22	471	236	770	12-Jul-25	1.53
Total	2,130	1,422	$2,161		2.89

Transactions for the year ended December 31, 2022 are as follows:

●	On January 1, 2022, the Company granted 29 (20,000 before the 1-100 and 1-7 reverse splits) stock options at $2,800.00 ($4.00 before the 1-100 and 1-7 reverse splits) per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($1,878 ($2.724 before the 1-100 and 1-7 reverse splits per option).

●	On April 13, 2022, the Company granted 1,136 (795,000 before the 1-100 and 1-7 reverse splits) stock options to executives and employees at an exercise price of $770($1.10 before the 1-100 and 1-7 reverse splits) per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $475,888 ( $418.91-$0.5986 before the 1-100 and 1-7 reverse splits per share).

●	On July 12, 2022, the Company granted 471 (330,000 before the 1-100 and 1-7 reverse splits) stock options, at an exercise price of $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share, and 171 (120,000 before the 1-100 and 1-7 reverse splits RSU’s to employees and consultants with a fair value of $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share. Of these 171 (120,000 before the 1-100 and 1-7 reverse splits) RSU’s granted, 43 (30,000 before the 1-100 and 1-7 reverse splits) vested immediately and were converted into common shares of the Company and the remaining 129 (90,000 before the 1-100 and 1-7 reverse splits) RSU’s vest quarterly with the first vesting of 11 (7,500 before the 1-100 and 1-7 reverse splits) taking place on the date of the grant and 11 equal quarterly vesting of 11 (7,500 before the 1-100 and 1-7 reverse splits) RSU’s per quarter thereafter. Of these 471 (330,000 before the 1-100 and 1-7 reverse splits) stock options granted, they vest quarterly with the first vesting of 39 (27,500 before the 1-100 and 1-7 reverse splits) taking place on the date of the grant and 11 equal quarterly vesting of 39 27,500 before the 1-100 and 1-7 reverse splits) RSU’s per quarter thereafter. The fair value of these options on the date of the grant is $173,191 ($367.71-$0.5248 before the 1-100 and 1-7 reverse splits per share).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(d)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 is as follows:

		Weighted Average
	Number of RSU's	Issue Price
Outstanding RSU, December 31, 2021	-	$-
Granted	4,564	735.56
Exercised	(43)	(721.00)
Outstanding RSU, December 31, 2022	4,521	$735.14
Granted	-	-
Exercised/cancelled	(131)	(770.00)
Outstanding RSU, December 31, 2023	4,390	$734.15

Transactions for the year ended December 31, 2022, are as follows:

●	On March 9, 2022, the Company granted 643 (450,000 before the 1-100 and 1-7 reverse splits) RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $721 ($1.03 before the 1-100 and 1-7 reverse splits) per share.

●	On March 9, 2022, the Company granted 2,571 (1,800,000 before the 1-100 and 1-7 reverse splits) RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 214 (150,000 before the 1-100 and 1-7 reverse splits) RSU’s occurring on the date of the granted and another of 214 (150,000 before the 1-100 and 1-7 reverse splits) vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $721 ($1.03 before the 1-100 and 1-7 reverse splits) per share..

●	On April 13, 2022, the Company granted 343 (240,000 before the 1-100 and 1-7 reverse splits) RSU’s to consultants that vest immediately. On the date of granting, the fair value was $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share.

●	On April 13, 2022, the Company granted 836 (585,000 before the 1-100 and 1-7 reverse splits) RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 70 (48,750 before the 1-100 and 1-7 reverse splits) RSU’s occurring on the date of the granted and another 70 (48,750 before the 1-100 and 1-7 reverse splits) RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share..

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(d)	Restricted share units (cont’d)

●	On July 12, 2022, the Company granted 129 (90,000 $770 ($1.10 before the 1-100 and 1-7 reverse splits) RSU’s, to a consultant of the Company, that vest quarterly over 12 periods with the first vesting of 11 (7,500 before the 1-100 and 1-7 reverse splits) RSU’s occurring on the date of the granted and another 11 (7,500 before the 1-100 and 1-7 reverse splits) RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value was $770 ($1.10 before the 1-100 and 1-7 reverse splits) per share..

(e)	Agents’ options

A summary of the Company’s agent options activity is as follows:

		Weighted average
	Number of options	exercise price
Outstanding agent options, December 31, 2021	637	$5,257
Granted	696	$1,757
Expired	(2)	$14,343
Outstanding agent options, December 31, 2022	1,331	$3,413
Granted	17,143	$5
Outstanding agent options, December 31, 2023	18,474	$250

As at December 31, 2023 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	162	162	$4,620.00	28-Sep-25	1.75
29-Sep-20	380	380	$4,795.00	28-Sep-25	1.75
31-Dec-20	92	92	$8,050.00	30-Jun-24	0.50
11-Jan-22	621	621	$1,771.00	11-Jan-27	3.03
1-Apr-22	76	76	$1,610.00	8-Mar-27	3.19
31-Oct-23	17,143	0	$5.01	31-Oct-28	4.84
Total	18,474	1,331	250.03		4.66

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(e)	Agents’ options (cont’d)

Transactions for the year ended December 31, 2023, are as follows:

On October 31, 2023, 120,000 warrants (17,143 post 7-1 reverse split), were issued to the placement agents with a strike price at 110% of the issue price of the common stock- $0.715 pre-split ($5.005 post split) on October 31, 2023. These warrants also had a cashless exercise provision, The warrants also are contingently redeemable at the option of the holder upon the occurrence of any fundamental transactions as defined in the Placement Agent Common Shares Purchase Warrant Certificate. The warrants expire on October 31, 2028. The initial exercise period commences on April 28, 2024.

The placement agent did not provide valuation of the services provided to the Company. As a result, management is unable to determine reliable value, and per IFRS 2.10, the fair value of the equity instruments would then be used. As a result, the fair value of the instruments was determined through reference to the fair value of the equity instruments, as the fair value of the services was determined that it could not be measured reliably.

Management has concluded the issuance of the placement warrants was an incremental cost directly attributable to the issuance of common shares and pre-funded warrants, as the Company would not have issued the placement warrants if the Company had not issued the common shares and the pre-funded warrants. Therefore, the fair value of the placement warrants are included in the transaction costs associated with the issuance. The placement warrants were fair valued using a Black-Scholes method.

The fair value of the placement agents warrants as at December 31, 2023 was $66,237 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price $4.55 ($0.65 before 1-7 reverse stock splits). strike rate $5.005 ($0715 before the 1-7 reverse stock splits); expected volatility: 125%; dividend yield 0%; risk free rate: 4.76%.

Transactions for the year ended December 31, 2022, are as follows:

●	The Company also issued warrants to the placement agents to purchase 621 (434,783 before the 1-100 and 1-7 reverse splits) common shares at an exercise price of $1,771 ($2.53 before the 1-100 and 1-7 reverse splits)per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1,211 ( $1.73 before the 1-100 and 1-7 reverse splits), strike rate of $1,771 ($2.53 before the 1-100 and 1-7 reverse splits), dividend yield 0%, term 5 years, volatility 60.0% and risk-free rate 0.50%. The Company also issued 75 (52,500 before the 1-100 and 1-7 reverse splits) agent’s options with a fair value of $61,950 with an exercise price of $1,610 ($2.30 before the 1-100 and 1-7 reverse splits).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants and Pre-funded warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2021	7,316	6,923
Granted	41,627	658
Expired	(183)	23,429
Outstanding, December 31, 2022	48,760	1,513
Granted	101,490	39
Exercised	(94,513)	290
Outstanding, December 31, 2023	55,737	902

At December 31, 2023 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	2,579	4,795.00	28-Sep-25
31-Dec-20	1,849	8,050.00	30-Jun-24
11-Jan-22	14,286	1,610.00	10-Jan-27
31-Oct-23	37,023	0.07	31-Oct-28
Total	55,737	$901.62

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants and Pre-funded warrants (cont’d)

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits) of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $161 ($0.23 before the 1-100 and 1-7 reverse splits). to $140.00 ($0.20 before the 1-100 and 1-7 reverse splits). Per share and issue new unregistered warrants to purchase up to an aggregate of 25,775 (18,042,857 before the 1-100 and 1-7 reverse splits).common shares with an exercise price of $140.00 ($0.20 before the 1-100 and 1-7 reverse splits) per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $140.00 ($0.20 before the 1-100 and 1-7 reverse splits) per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 4,270 (2,989,130 (before the 1-100 and 1-7 reverse splits) of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from ($0.23 before the 1-100 and 1-7 reverse splits). to $1,400 ($0.20 before the 1-100 and 1-7 reverse splits).

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 30,045 (21,031,987 before the 1-100 and 1-7 reverse splits) outstanding $140 ($0.20 before the 1-100 and 1-7 reverse splits) warrants become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore in the first week of April 2023, 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) warrants were exercised cashless in exchange for 24,453 (17,116,987 before the 1-100 and 1-7 reverse splits) common shares of the Company with 5,593 (3,915,000 before the 1-100 and 1-7 reverse splits) cashless warrants were exercised cashless in June 2023.

The Company closed an equity offering on October 31, 2023. at a price of $4.55 ($0.65 before the 1-7 reverse stock split) on 267,143 common shares (1,870,000 before the 1-7 reverse stock split) for gross proceeds of $1,215,500 and for a purchase price of $4.48 per warrant ($0.64 before the 1-7 reverse stock split) on 75,714 pre-funded warrants to purchase common shares (530,000 before the 1-7 reverse stock split) for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds.

On November 1, 2023, 25,714 of the prefunded warrants (180,000 before the 1-7 reverse stock split) were exercised. In lieu of the warrant holders paying the $0.07 ($0.01 before the 1-7 reverse stock split) to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 177,313 common shares (25,330 before the 1-7 reverse stock split).

On December 12, 2023, 12,977 prefunded warrants (90,839 before the 1-7 reverse stock split) of the 50,000 (350,000 before the 1-7 reverse stock split)) owned by Lind Partners were exercised by paying $0.07 per warrant (($0.01 before the 1-7 reverse stock split).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

12.	SHARE CAPITAL (cont’d)

(f)	Share purchase warrants and Pre-funded warrants (cont’d)

Transactions for the year ended December 31, 2022 are as follows:

●	183 (128,386 before the 1-110 and 1-7 reverse stock split) share purchase warrant expired in 2022.

●	On January 11, 2022 as part of an underwritten public offering, the Company issued a total of 14,286 (9,999,999 before the 1-110 and 1-7 reverse stock split) share purchase warrants, exercisable at ($1,610 ($2.30 before the 1-110 and 1-7 reverse stock split) per warrant and with a term of five years.

●	On October 12, 2022 as part of the underwritten public offering, the Company issued at total of 24,857 (17,400,000 before the 1-110 and 1-7 reverse stock split) share purchase warrants, exercisable at $0.14 per warrant and with at term of five years.

13.	COST OF SALES

(in thousands)	December 31, 2023	December 31, 2022	December 31, 2021

Inventory expensed	$4,192	$3,781	$4,436
Royalties	343	307	364
Other expenses	1,040	1,004	877
Total	$5,575	$5,092	$5,677

14.	SELLING AND MARKETING

(in thousands)	December 31, 2023	December 31, 2022	December 31, 2021

Salaries and related expenses	$3,343	$2,601	$2,847
Advertising and marketing	1,285	1,953	1,587
Travel and conferences	157	169	71
Total	$4,785	$4,723	$4,505

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

15.	GENERAL AND ADMINISTRATIVE

(in thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Salaries and related expenses	$553	$601	$516
Professional services	2,521	3,020	1,063
Consulting and director fees	1,131	1,171	972
Travel	63	135	85
Office and general	1,415	1,994	1,650
Regulatory and filing fees	169	(33)	178
Shareholder relations	228	547	468
Total	$6,080	$7,435	$4,932

16.	FINANCE EXPENSES

	December 31, 2023	December 31, 2022	December 31, 2021
Interest paid and accretive interest on debentures	$-	$86,841	$1,893,494
Interest expense on long-term debt	-	-	4,877
Interest on bank loans	102,392	-	22,6864
Other interest and bank charges	704,978	58,894	47,704
Interest earned on director’s loan	-	-	(6,000)
Interest expense on lease obligations	34,445	35,678	21,279
Total	$841,815	$181,413	$1,984,040

17.	TRANSACTION COSTS

Transaction costs incurred in 2023 are $99,529 which are costs incurred for the equity raise in October 2023 as described in Note 12.

Transaction costs incurred in 2022 are $1,398,598, which are costs incurred for the equity raises described in Note 12 (b).

Transaction costs incurred in 2021 are $1,254,642 which costs of $1,175,573 for the issuance of the convertible promissory note on November 3, 2021, as more fully described in Note 14, and $79,069 for the legal and due diligence costs for the acquisition of ClearRF.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

18.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2023		2022	2021

Loss for the year		$(12,931,794)	$(15,299,251)	$(23,625,542)

Expected income tax (recovery)		(3,387,159)	(3,085,891)	(6,379,000)
Change in statutory, foreign tax, foreign exchange rates and other		(181,113)	825,208	560,000
Permanent differences		1,419,000	863,183	1,098,000
Share issuance cost			-	-
Impact of warrants +convertible debenture		980,080	(3,154,750)	(24,000)
Prior year adjustment		(59,487)	(147,786)	(12,000)
Expiry of non-capital losses		-	-	-
Change in unrecognized deductible		1,228,679	4,700,036	4,757,000
Total income tax expense (recovery)	$		$-	$-

Current income tax		$-	$-	$-
Deferred income tax		-	-	-
Total		$-	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Deferred tax assets (liabilities)
ROU assets and lease liabilities	$(6,000)	$(11,000)	$(21,000)
Intangible assets	(135,000)	(132,000)	(527,000)
Convertible debenture	-	-	(717,000)
Warrant liability	(42,000)	(820,000)	-
Non-capital losses	183,000	963,000	1,265,000
Net deferred tax liability	$-	$-	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

18.	INCOME TAXES (cont’d)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2023	Expiry date	2022	Expiry date	2021	Expiry date

Receivables	$-	None	$-	None	$775,000	None
Property, plant and equipment and intangibles	3,210,000	None	2,522,000	None	3,284,000	None
Financing cost	3,480,000	2042 to 2046	4,262,000	2041 to 2045	5,106,000	2040 to 2044
Inventory	800,000	None	1,614,000	None	1,989,000	None
Allowance for doubtful accounts	-	None	-	None	715,000	None
Warrant liability	156,000	None	3,036,000	None	2,177,000	None
Allowable capital losses	38,000	None	37,000	None	39,000	None
Non-capital losses available for future periods	-
- Canada	49,918,000	2026-2043	38,258,000	2026 to 2042	25,285,000	2026 to 2041
- Israel	27,339,000	None	23,600,000	None	18,117,000	None
- United States	-	None	-	None	35,000	None
Total non-capital losses	$77,257,000		$61,858,000		$43,437,000

19.	CAPITAL MANAGEMENT

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

As at December 31, 2023, the Company is subject to externally imposed capital requirements related to the factoring agreement as discussed in Note 4 and the loan payable. Previously, the Company had external capital requirements arising prior to the repayment of monthly principal payments on the convertible promissory note outstanding.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

20.	FINANCIAL INSTRUMENTS

Fair Value

The warrant liability estimates the fair value using a Black Scholes option pricing model calculation using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); volatility (Level 3 input). The warrant liability outstanding during the year ended December 31, 2022.

Sensitivity Analysis for fair value at December 31, 2023:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Warrant Liability	The fair value of the warrant liability has been calculated using a black scholes option model methodology.

Key observable inputs

●   Share price $4.21 (December 31, 2022: US $105.00)

●   Risk-free interest rate 3.97% (December 31, 2022: 3.10%)

●   Volatility 135.9% (December 31, 2022: 100.0%)

●   Dividend yield 0% (December 31, 2022: 0%)

The estimated fair value would increase (decrease) if:

●    The share price was higher (lower)

●    The risk-free interest rate was higher (lower)

●    The dividend yield was lower (higher)

●    The volatility spread was lower (higher)

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

20.	FINANCIAL INSTRUMENTS (cont’d)

The fair values of the Company’s cash, trade and other receivables, bank loan, loan payable, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 14% of the Company’s revenue for the year ended December 31, 2023(2022 -28%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $0 (2022-$1,056,393).

More than 50% of the Company’s customers have been active with the Company for over four years, and the allowance for doubtful accounts of $0 (2022-$1,056,393) has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

20.	FINANCIAL INSTRUMENTS (cont’d)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2023	December 31, 2022
EMEA	$134	$637
North America	1,047	938
Total	$1,181	$1,575

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

20.	FINANCIAL INSTRUMENTS (cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020, as discussed in Note 2. As at December 31, 2023, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(In USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:
Current assets
Cash	$462	$325	$112	$899
Trade receivables	627	120	434	1,181
Advance to suppliers	1,048	-	-	1,048

Current liabilities
Bank loan	(89)	-	-	(89)
Sale of future receipts	(1,468)	-	-	(1,468)
Accounts payable and accrued liabilities	(1,701)	(1,601)	(147)	(3,449)
Warrant liability	(156)	-	-	(156)

Total	$(1,277)	$(1,156)	$399	$(2,034)

10% fluctuation in exchange rate	$(128)	$(116)	$40	$(203)

b)	Interest Rate Risk

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

21.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,443,601	$1,387,221	$1,271,532
Share-based payments	713,514	2,126,970	235,737
Total	$2,157,115	$3,514,191	$1,507,269

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2023	2022	2021

Selling and marketing expenses	VP Technology/VP Sales International	$313	$202	$402
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$1,131	$1,185	$869

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

22.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography
(in thousands)	2023	2022	2021

USA	$5,490	$3,839	$2,738
Canada	1,472	1,274	1,656
EMEA	1,626	1,322	3,090
Australia	6	47	61
Total	$8,594	$6,482	$7,545

Non-current asset geographic area information is shown below:

(in thousands)	2023	2022

Long-term receivable total	$147	$150
Canada		-
EMEA	147	150

Right of use asset total	$631	$880
Canada	112	170
EMEA	519	710

Equipment total	$175	$207
Canada	-	-
EMEA	175	207

Intangibles total	$7,857	$6,988
Canada	-	-
EMEA	7,857	6,988

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

22.	SEGMENTED INFORMATION (cont’d)

Product information is shown below:

Revenue by product line
(in thousands)	2023	2022	2021
Cellular boosters and related accessories	$2,223	$2,558	$4,235
Rugged devices and related accessories	6,010	3,924	3310
Total	$8,233	$6,482	$7,545

23.	MAJOR CUSTOMERS

Revenues from the three largest customers of the Company for the year ended December 31, 2023, represent approximately $2,533,945 or 29% of the Company’s total revenues (December 31, 2022, represent approximately $2,764,000 or 42% of the Company’s total revenues, December 31, 2021, representing $5,129,000 or 54% of total revenues

24.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	2023	2022	2021
Change in non-cash working capital:
Trade and other receivables	$345,845	$(116,604)	$187,432
Prepaids	143,831	(19,238)	594,734
Inventory	1,164,117	(3,028,071)	(3,075,532)
Advances to suppliers	(892,375)	314,315	264,383
Accounts payable and accrued liabilities	270,924	664,629	(158,906)
Deferred revenue	(147,575)	149,600	-
Due to/from related party	-	-	214,456
	$884,767	$(2,035,069)	$(1,973,433)

During the year ended December 31, 2023, the Company paid $699,878 (December 31, 2022 - $95,735, December 31, 2021 - $772,300) in interest and $NIL (December 31, 2022 and 2021 - $Nil) in income taxes.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2023 and 2022

24.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS (cont’d)

During the year ended December 31, 2023, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $42,000 in right of use assets and $42,000 in lease liabilities.

During the year ended December 31, 2022, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $174,352 in right of use assets and $174,351 in lease liabilities.

(b)	Issued $232,300 in share capital in settlement of debt.

(c)	Issued $4,138,000 in share capital to settle $3,200,000 of convertible debentures.

During the year ended December 31, 2021, the Company incurred the following non-cash investing or financing activities:

(d)	Recognized $910,055 in right of use assets and $833,766 in lease liabilities.

(e)	Issued $560,000 in share capital which was accrued in the prior year for services.

(f)	Issued $36,050 in share capital in settlement of debt.

25.	SUBSEQUENT EVENTS

On January 22, 2024, the Company entered into a new agreement for the Sale of Future Receipts in the amount of $339,813, that is repayable in equal consecutive 28 weekly instalments of $17,476.11 each including principal and interest.

January 29, 2024 the Company received a loan from a financial institution of $200,000 that is repayable in equal consecutive 10 monthly instalments of $27,690 each including interest.

On March 21, 2024, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,000,000. The Company received $$401,142 which represents a payment of $521,143 net of $120,000 of transaction fees. The remaining $1,478,857 of the previous Sale of future receipts balance of the original agreement (which includes interest recognized on that day of $471,357) and the $521,143 payment from the new agreement total a principal amount of $2,000,000. The new balance of $2,000,000 is repayable in weekly repayments of $100,000 per week for 29 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,900,000. The weekly payment amount is intended to represent 15% of the Company’s future sales.