Form 20-F/A
period 2023-12-31
Siyata Mobile Inc.
filed 2024-05-03
CIK 1649009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐  No ☐

Auditor Name:	Auditor Location:	Auditor Firm ID:
Barzily & Co.	Tel Aviv, Israel	2015

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Siyata Mobile Inc. (the “Company,” “Siyata,” “we,” and “our”) for the year ended December 31, 2023, which was originally filed with the Securities and Exchange Commission on April 8, 2024(the “Original Filing”).

The Company is filing this Amendment solely for the purpose of updating the disclosure in Item 16G of Part II, and to highlight certain transactions/offerings that it has undertaken in accordance with the Nasdaq exemption of Nasdaq Marketplace Rule 5635. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Item 16G of Part II of the Original Filing is hereby amended and restated in its entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including Item 19 of Part III with this Amendment solely to file the certifications required under the Sarbanes-Oxley Act of 2002.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

The Company is a foreign private issuer and its securities are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements. Set forth below is a brief summary of such differences.

Quorum Requirement

Nasdaq Marketplace Rule 5620(c) requires that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33⅓% of the outstanding shares of the company’s common voting stock. The Company does not presently follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Company complies with British Columbia corporate and securities laws and its Articles which requires a quorum of two or more persons who are, or represent by proxy, shareholders holding, in the aggregate, at least five percent (5%) of the issued shares entitled to be voted at the meeting.

Proxy Delivery Requirements

Nasdaq Marketplace Rule 5620(b) requires that a listed company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Distribution of Annual and Interim Reports

Nasdaq Marketplace Rule 5250(d)(1) requires that a listed company (including a limited partnership) make available to shareholders an annual report containing audited financial statements of the Company and its subsidiaries (which, for example may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the SEC. In addition, under Nasdaq Marketplace Rule 5250(d)(4)(A), each company that is not a limited partnership and is not subject to Rule 13a-13 under the Exchange Act and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports. Such reports shall be made available to shareholders either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to shareholders differs from that filed with the regulatory authority, the company shall file one copy of the report to shareholders with Nasdaq in addition to the report to the regulatory authority that is filed with Nasdaq pursuant to Rule 5250(c)(1).

The Company currently does not comply with Nasdaq Marketplace Rules 5250(d)(1) and 5250(d)(4)(A). Instead, the Company has determined to comply with British Columbia corporate and securities laws which do not require the distribution of annual or interim reports to shareholders but do require the Company to place before the annual general meeting the annual financial statements that the Company is required to with the applicable securities commissions in Canada under the Securities Act (British Columbia) in relation to the most recently completed financial year, file annual and interim financial statements on SEDAR+ at www.sedarplus.com, and send annually a request form to the registered holders and beneficial owners of its securities that can be used to request paper copy of the Company’s annual financial statements and management discussion and analysis for the annual financial statements, and a copy of the Company’s interim financial reports and management discussion and analysis for the interim financial reports free of charge.

In addition, we have also elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	We follow home country practice that permits our board of directors not to have a majority of independent directors in lieu of complying with Rule 5605(b)(1) of the NASDAQ.

●	We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2) of the NASDAQ.

●	We follow home country practice that permits our board of directors not to implement a nominations committee, in lieu of complying with Rule 5605(e) of the NASDAQ Rules that requires the implementation of a nominations committee.

Shareholder Approval Requirements

Nasdaq Marketplace Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Company does not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Company complies with British Columbia corporate and securities laws, which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its undertaking.

In addition, Nasdaq Marketplace Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans, as well as with respect to the sale of the Company’s securities at a discount to their market value to an officer, director, employee or consultant. The Company does not follow this Nasdaq Marketplace Rule. Instead, and in accordance with the Nasdaq exemption, the Company complies with British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the Articles of the Company.

In the past the Company has relied upon its home country exemption in place of Nasdaq Marketplace Rule 5635 for the following transactions (not revised for since effected reverse-stock splits of the Company’s common share on August 9, 2023 and December 4, 2023 to the effect of one (1) common share for one hundred (100) common shares, and one (1) common share for seven (7) common shares):

●	On October 27, 2021, the Company entered into a securities purchase agreement relating to the purchase and sale of a senior secured convertible note for gross proceeds of USD$6,000,000 with an institutional fund manager.

●	On January 11, 2022, the Company closed an underwritten public offering of 8,695,652 common shares (or pre-funded warrants to purchase common shares in lieu thereof) and accompanying warrants to purchase up to 8,695,652 common shares.

●	On October 13, 2022, the Company closed a $4.0 million underwritten registered direct offering. The Company previously entered into a securities purchase agreement with certain institutional investors to purchase approximately 15,810,000 common shares and 1,590,000 pre-funded warrants. In a private placement, which was consummated concurrently with the offering, the Company closed issued warrants to purchase up to an aggregate of 17,400,000 common shares.

●	On January 19, 2023, the Company entered into warrant exercise agreements with 14 existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 18,042,857 of the Company’s common Shares. In consideration for the immediate exercise of the existing warrants for cash, the exercising holders received new unregistered warrants to purchase up to an aggregate of 18,042,857 common shares (equal to 100% of the Common Shares issued in connection with the Exercise) in a private placement pursuant to Section 4(a)(2) of the Securities Act.

●	On June 26, 2023, the Company entered into a Securities Purchase Agreement with a certain institutional investor, pursuant to which the Company agreed to issue and sell to the purchaser and to certain additional institutional investors an aggregate of 50,000,000 of the Company’s common shares, no par value per share, at a purchase price of $0.045 per common share. The offering resulted in gross proceeds to the Company of $2,250,000 before deducting the fees and expenses incurred for the offering.

●	On July 11, 2023, the Company entered into a Securities Purchase Agreement with certain institutional investors named therein, pursuant to which the Company agreed to issue and sell, in a registered direct offering 51,450,000 of the Company’s common shares, no par value per share, at a purchase price of $0.045 per common share. The offering resulted in gross proceeds to the Company of $2,315,250 before deducting the fees and certain related offering expenses.

●	On October 27, 2023, the Company entered into a Securities Purchase Agreement with certain institutional investors named therein, pursuant to which the Company agreed to issue and sell, in a best efforts offering: (i) 1,870,000 of the Company’s common shares at a purchase price of $0.65 per common share, (ii) 530,000 pre-funded warrants to purchase common shares, at a purchase price of $0.64 per pre-funded warrant, if purchasing the pre-funded warrants.

●	On April 9, 2024, the Company in a private placement, entered into a Securities Purchase with an institutional investor, selling: (i) 290 shares of the Company’s Class C Preferred Shares, stated value $1,000 per share, at a price of $1,000 per share, convertible into Company’s common shares and (ii) a warrant to purchase up to 118,000 shares of common shares. As additional consideration for entering into this transaction, the Company issued to the investor an additional 28,000 shares of common shares to be delivered to the Purchaser at the closing. The offering resulted in gross proceeds to the company of $250,000 and were undertaken pursuant to Section 4(a)(2) of the Securities Act.

●	On April 17, 2024, the Company entered into a Securities Purchase Agreement with an institutional investor, pursuant to which the Company sold, in a private placement, (i) 290 shares of the Company’s Class C Preferred Shares, stated value $1,000 per share, at a price of $1,000 per share, convertible into Company’s common shares. As additional consideration for entering into the transaction, the Company issued to the investor an additional 28,000 shares of common shares. The offering resulted in gross proceeds to the company of $250,000 and were undertaken pursuant to Section 4(a)(2) of the Securities Act.

The Company thus, by complying with British Columbia corporate and securities laws, did not acquire shareholder approval for certain of these dilutive events.

ITEM 19. EXHIBITS

The following are filed as exhibits hereto:

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

SIYATA MOBILE INC.

Date: May 3, 2024	By:	/s/ Marc Seelenfreund
Marc Seelenfreund
Chief Executive Officer