Form 20-F
period 2024-12-31
Siyata Mobile Inc.
filed 2025-04-21
CIK 1649009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

787,733 common shares, no par value per common share, as of December 31, 2024.

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

NOTE ON PRESENTATION

Our audited consolidated financial statements for the year ended December 31, 2024, included elsewhere in this annual report on Form 20-F, or the Annual Report, are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

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

On August 2, 2024, we effected a reverse share split of our issued and outstanding Common Shares on the basis of one (1) Common Share for eighteen (18) Common Shares, or the Reverse Split. Unless otherwise indicated, the share and per share information in this Annual Report, reflects the Reverse Split.

On December 27, 2024, we effected a reverse share split of our issued and outstanding Common Shares on the basis of one (1) Common Share for ten (10) Common Shares, or the Reverse Split. Unless otherwise indicated, the share and per share information in this Annual Report, reflects the Reverse Split

References to “U.S. dollars” and “US$” are to currency of the United States of America, references to “CAD$” are to the currency of Canada, also known as the Canadian dollar and references to “NIS” are to the New Israeli Shekel, the currency of Israel. All financial information presented in this Annual Report is in U.S. dollars unless otherwise expressly stated.

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

ii

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements,” which includes information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	global economic conditions, foreign exchange rate fluctuations, international trade activity, import/export tariffs and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations and effectively utilize the capital raised therefrom;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to meet the continued listing requirements and standards of the Nasdaq Capital Market, or Nasdaq;

●	our ability to meet our financial operating objectives;

iii

●	the availability of, and our ability to attract, qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and any new business opportunities;

●	our ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights; and

●	the effects of the global COVID-19 pandemic and the war in Ukraine.

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

iv

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

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses and we may never achieve or maintain profitability.
●	Our consolidated audited financial statements for the fiscal year ended December 31, 2024 and December 31, 2023, both include a “going concern” explanatory paragraph expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months.
●	In 2024, 2023, and 2022 our independent registered public accountants identified material weaknesses in our internal controls over financial reporting which have been partially remediated.

Risks Related to Our Business and Industry

●	We rely on our channel partners to generate a substantial majority of our revenues.

●	We participate in a competitive industry, which may become more competitive.

●	Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

●	We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

●	The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

●	If we are unable to sell our solutions into new markets, our revenues may not grow.

●	If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

●	A security breach or other significant disruption of our information technology (“IT”) systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

●	We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

Risks Related to our Reliance on Third Parties

●	As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

●	Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

●	Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

●	We are exposed to risks associated with strategic acquisitions and investments.

●	We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Risks Related to the Pending Merger with Core Gaming Inc. (“Core Gaming”)

●	The consummation of the Merger is subject to the closing conditions contained in the Merger Agreement and the Merger could be delayed or may never occur.

●	Siyata Mobile and Core Gaming will incur significant transaction and transition costs in connection with the Merger.

●	After the Merger, Siyata Mobile may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price.

●	Due to potential fluctuations in the market value of Siyata Mobile Common Shares Core Gaming Shareholders cannot be sure of the market value of the consideration that they will receive in the Merger.

●	If the Merger is not completed by December 31, 2025, either Siyata Mobile or Core Gaming may have the right to terminate the Merger Agreement.

●	The Merger Agreement contains restrictions on the ability of Siyata Mobile to pursue alternatives to the Merger.

●	It is unlikely that Siyata Mobile Shareholders will be afforded any opportunity to evaluate or approve the Merger.

●	Siyata Mobile may experience difficulties in integrating the operations of Core Gaming into its current business and in realizing the expected benefits of the Merger.

●	Siyata Mobile could face a variety of risks as it expands into Core Gaming’s new businesses and/or makes certain investments or acquisitions.

●	If we complete an enter into the Merger, it may disrupt or have a negative impact on Siyata Mobile’s current business.

●	Termination of the Merger Agreement could negatively impact Siyata Mobile and Core Gaming.

●	If the Merger is consummated, Siyata Mobile Shareholders will experience immediate and material dilution.

●	Siyata Mobile’s ability to be successful following the Merger will depend upon the efforts of Core Gaming’s officers and the loss of such persons could negatively impact the operations and profitability of the post-Merger business.

●	If Siyata Mobile is a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Siyata Mobile Common Shares could be subject to adverse United States federal income tax consequences.

Risks Related to Government Regulation

●	We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

●	Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

●	We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Risks Related to Our Intellectual Property

●	If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

●	Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

●	Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

●	Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

Risks Related to our Locations in Israel and Canada and Our International Operations

●	Conditions in Israel could materially and adversely affect our business.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors named herein in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

●	We have operations in China, which exposes us to risks inherent in doing business there.

●	The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, in which we do business could adversely impact our financial performance.

●	Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

Risks Related to Ownership of Our Securities

●	The exercise by the Company of future put notices under the Company’s equity line of credit or future sales of our Common Shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	The exercise of the outstanding warrants may further dilute the Common Shares and adversely impact the price of our Common Shares.

●	The conversion of any outstanding Class ‘C’ preferred shares may further dilute the Common Shares and adversely impact the price of our Common Shares.

Risks Related to Core’ Gaming, its Business and its Industry

●	Core Gaming has a limited operating history, especially with respect to its Core Gaming apps, which makes it difficult to evaluate its current business and future performance and the risks it/we may encounter.

●	Security breaches, improper access to or disclosure of its data or user data, other hacking and phishing attacks on its systems, or other cyber incidents could harm its reputation and adversely affect its business.

●	Its business depends in part on its ability to maintain and scale its apps, and any significant disruption to its technologies or apps could damage its reputation, result in a potential loss of engagement, and adversely affect its business, financial condition, and results of operations.

●	If Core Gaming is unable to launch new apps and successfully monetize them, or continue to improve the experience and monetization of its existing apps, its business, financial condition, and results of operations could be adversely affected.

●	Core Gaming has entered into strategic partnerships with mobile gaming developers, and a failure to maintain such relationships may harm its ability to launch new apps as well as its brand and reputation.

●	Core Gaming’s international operations are subject to increased challenges and risks.

●	Core Gaming generally does not have long-term agreements with its clients.

Risks Related to Core Gaming’s Legal and Regulatory Matters

●	The development and use of AI in its business, combined with an uncertain regulatory environment, may adversely affect its business, reputation, financial condition or results of operations.

●	Core Gaming is subject to governmental export controls and economic sanctions laws that could impair its ability to compete in global markets or subject it to liability if it violates the controls.

●	Core Gaming may require additional capital to meet its financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

●	Core Gaming may have exposure to greater than anticipated tax liabilities.

●	If Core Gaming is found liable for content that is distributed through or advertising that is served through its apps, its business could be adversely affected.

Risks Related to Core Gaming’s Intellectual Property

●	Core Gaming is, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require it to pay significant damages and could limit its ability to use certain technologies in the future.

●	Core Gaming’s ability to acquire and maintain licenses to intellectual property may affect its business, financial condition, and results of operations. Competition for these licenses may make them more expensive and increase its costs.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of December 31, 2024, we had an accumulated deficit of $116,021,171. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our independent registered public accounting firm, in its report on our financial statements for the year ended December 31, 2024, concurs with management representation that raises substantial doubt about our ability to continue as a going concern.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financing to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Our independent registered public accountants have noted that we may not survive as a going concern.

Our independent registered public accountants have included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 203, concurring with management representation of expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in 2024, 2023, and 2022. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2024, 2023, and 2022, our independent registered public accountants identified several material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2024, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting.

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

For the material weaknesses identified in our 2022 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

●	With respect to the revenue recognition practices, management will consistently apply of IFRS15 with respect to the five criterion for revenue recognition, In addition, management will institute peer review of North American sales by the Israeli subsidiary’s chief financial officer and peer review by Company’s Chief Financial Officer of Israeli sales recognition policy on a quarterly basis and engage in dialogue on new customers to ensure the revenue recognition policy and the customer contracts are consistently applied.

●	With respect to the inventory control weaknesses, management will institute the following remediation procedures:

●	Monthly comparison of inventory first and last cost in USD$ between periods to note any changes and to investigate the reason for these discrepancies to provide a more accurate quantum of write downs and consistent costing.

●	The implementation of an IT system to track the inventory movements in North America.

●	Monthly comparison of inventory units between periods to note any changes and to investigate the reason for any inconsistencies.

●	Obtain confirmation of goods in transit with external vendors and consignment customers on a more timely basis.

●	With respect to the development cost weaknesses, the research and development team will be required to approve all invoices from the R&D sub-contractor and ensure they fall within the budget to ensure the amounts capitalized are not in excess of the original budget with its discounted cash flows. Once the R&D team has approved the invoice based on the above criteria, the Company’s Chief Executive Officer will review the documentation and once approved, will forward said documentation to the Company’s Chief Financial Officer in Canada for wire initiation.

To date, we have only partially remediated the material weaknesses identified in 2022. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our Common Shares to decline.

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

Over 60% of our revenues for both the years ended December 31, 2024 and 2023 were generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers. Our wireless carrier channel partners currently include:

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

For our fiscal years ended December 31, 2024 and 2023, we derived 70% and 52% of our revenue, respectively, from five customers/channel partners. Any termination of a business relationship with, or a significant sustained reduction in business from, one or more of these channel partners/customers could have a material adverse effect on our operating results and cash flows.

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

Risks Related to the Pending Merger with Core Gaming Inc.

The consummation of the Merger is subject to the closing conditions contained in the Merger Agreement and the Merger could be delayed or may never occur.

The consummation of the Merger is subject to the closing conditions contained in the Merger Agreement and the Merger could be delayed or may never occur. Accordingly, any common shares of the Company (“Siyata Mobile Common Shares”) offered and purchased (including newly issued Siyata Mobile Common Shares sold under Siyata Mobile’s equity line of credit program or through other capital raising activities) following the announcement of the Merger but prior to the closing of the Merger is an investment in the Company. The closing conditions that must be satisfied or waived before the closing of the Merger can occur are specified in the Merger Agreement and include: (i) the representations and warranties of Siyata Mobile and Core Gaming being true and correct subject to the materiality standards contained in the Merger Agreement; (ii) material compliance by the parties of their respective pre-closing covenants and agreements, subject to the standards contained in the Merger Agreement; (iii) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) with respect to Core Gaming since the effective date of the Merger Agreement that is continuing; (iv) the absence of any Purchaser Material Adverse Effect (as defined in the Merger Agreement) with respect to Siyata Mobile since the effective date of the Merger Agreement that is continuing; (v) the receipt of all approvals from any governmental authority necessary to consummate the Merger; (vi) that no governmental authority of competent jurisdiction shall have enacted any law or order in effect at the time of the closing that has the effect of making illegal or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement; (vii) the entry into certain ancillary agreements as of the closing; (viii) the approval of the Company’s initial listing application in connection with the transactions contemplated by the Merger Agreement and the Siyata Mobile Common Shares being approved for listing on Nasdaq; and (ix) the receipt of certain closing deliverables. Siyata Mobile and Core Gaming may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Merger will not occur, or will be delayed pending later satisfaction or waiver, which could have a material adverse effect on the Company’s business, results of operations, cash flows and financial position.

Further, the issuance of new Siyata Mobile Common Shares following announcement of the Merger Agreement, including through the Company’s equity line of credit program or other capital raises, will not increase the aggregate ownership percentage of the current shareholders of Siyata Mobile (“Siyata Mobile Shareholders”), and will dilute the ownership percentage that each Siyata Mobile Shareholder currently holds/owns in Siyata Mobile.

Siyata Mobile and Core Gaming will incur significant transaction and transition costs in connection with the Merger.

Siyata Mobile and Core Gaming have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Merger, including legal, accounting, consulting, investment banking and other fees, expenses and costs. In addition, Siyata Mobile will continue to incur significant costs operating as a public company following the consummation of the Merger and may also incur additional costs to retain key employees. Generally, transaction expenses incurred in connection with the Merger will be paid by the party incurring those expenses (unless the Merger is consummated, in which case Siyata Mobile will pay all such expenses), and many of those expenses might not be paid until after the closing of the Merger. Accordingly, these expenses could result in Siyata Mobile having less money following the closing to spend on other aspects of its business, particularly if the actual expenses turn out to be higher than anticipated.

Legal proceedings in connection with the Merger, the outcomes of which are uncertain, could delay or prevent the completion of the business combination.

In connection with transactions like the Merger, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that their disclosures related to the transaction contain false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have yet been filed in connection with the Merger, it is possible that such actions may arise and, if they do arise, to seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require Siyata Mobile and Core Gaming to incur significant costs and draw the attention of Siyata Mobile’s and Core Gaming’s management teams away from the consummation of the Merger and the management of their respective businesses. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is consummated may adversely affect Siyata Mobile’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Merger from being consummated within the expected timeframe.

After the Merger, Siyata Mobile may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price.

It is possible that the due diligence conducted in relation to Core Gaming and Siyata Mobile and their respective businesses has not identified all of the material issues or risks associated with Core Gaming and Siyata Mobile or the industries in which they compete.

Furthermore, factors outside of the parties’ control could arise later. As a result of these factors, Siyata Mobile may be exposed to liabilities and incur additional costs and expenses and be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if the due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the parties’ preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the Siyata Mobile’s financial condition and results of operations and could contribute to negative market perceptions about Siyata Mobile’s securities.

Due to potential fluctuations in the market value of Siyata Mobile Common Shares Core Gaming Shareholders cannot be sure of the market value of the consideration that they will receive in the Merger.

The current shareholders of Core Gaming (the “Core Gaming Shareholders”) and the Siyata Mobile Shareholders are expected to own, immediately following consummation of the Merger, approximately 90% and 10%, respectively, of Siyata Mobile.

Changes in the price of the Siyata Mobile Common Shares may result from a variety of factors, including, among others, changes in Siyata Mobile’s business, operations or prospects, regulatory considerations, governmental actions, legal proceedings and general business, market, industry, political or economic conditions. Many of these factors are beyond Siyata Mobile’s control. As a result, the aggregate market value of the Siyata Mobile Common Shares that a Core Gaming Shareholder is entitled to receive at the closing of the Merger could vary significantly from the value of the equivalent Siyata Mobile Common Shares on the date of the Merger Agreement, the date of this report or at other times, and Core Gaming Shareholders will neither know nor be able to calculate the value of the Siyata Mobile Common Shares that they would receive upon the closing.

If the Merger is not completed by December 31, 2025, either Siyata Mobile or Core Gaming may have the right to terminate the Merger Agreement.

If the conditions to the obligations of Core Gaming and Siyata Mobile to consummate the Merger Agreement are not satisfied or waived (if applicable) by December 31, 2025, either Siyata Mobile or Core Gaming may have the right to terminate the Merger Agreement. Siyata Mobile or Core Gaming may elect to terminate the Merger in certain other circumstances, and Siyata Mobile and Core Gaming can mutually decide to terminate the Merger Agreement at any time prior to the Merger Effective Time.

The Merger Agreement contains restrictions on the ability of Siyata Mobile to pursue alternatives to the Merger.

The Merger Agreement contains provisions that may discourage a third party from submitting a competing business combination proposal that might result in greater value to the Siyata Mobile Shareholders than the Merger. These provisions include, among others, a general prohibition on Siyata Mobile from soliciting or entering into discussions with any third party regarding, among other things, any business combination proposal, during the period between the signing of the Merger Agreement and the closing of the Merger.

It is unlikely that Siyata Mobile Shareholders will be afforded any opportunity to evaluate or approve the Merger.

It is unlikely that Siyata Mobile Shareholders will be afforded the opportunity to evaluate and approve the Merger. In most cases, business combinations like the Merger do not require shareholder approval under applicable law, and Siyata Mobile’s articles of incorporation and bylaws do not afford its shareholders with the right to approve such a transaction. Accordingly, Siyata Mobile Shareholders will be relying almost exclusively on the judgement of Siyata Mobile’s board of directors and management and any persons on whom they may rely with respect to the Merger.

Siyata Mobile may experience difficulties in integrating the operations of Core Gaming into its current business and in realizing the expected benefits of the Merger.

The success of the Merger depends in part on Siyata Mobile’s ability to realize the anticipated business opportunities from combining the operations of Core Gaming with its business in an efficient and effective manner. The integration process could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect its ability to maintain relationships with customers, employees or other third parties, or its ability to achieve the anticipated benefits of the Core Gaming acquisition, and could harm its financial performance. If Siyata Mobile is unable to successfully or timely integrate the operations of Core Gaming with its business, it may incur unanticipated liabilities and be unable to realize the anticipated benefits resulting from the Core Gaming acquisition, and its business, results of operations and financial condition could be materially and adversely affected.

Siyata Mobile could face a variety of risks as it expands into Core Gaming’s new businesses and/or makes certain investments or acquisitions.

Siyata Mobile is entering into a new businesses as it enters into the Merger with Core Gaming. Given that Siyata Mobile is entering into a new industry and business in which it has not had any prior experience, risks of this expansion may include, among other risks: unanticipated liabilities or contingencies including counter-party risks such as inadvertent breaches or collection difficulties; potential diversion of management’s attention and other resources, including available cash, from our existing businesses; loss on investments due to poor performance by the Core Gaming’s business; inability to integrate the new business successfully; revaluations of debt and equity investments as well as market, credit and interest-rate risks (any of which could result in impairment charges and other costs); competition from other companies with more experience in such business; loss of current business and projections; and possible additional regulatory requirements and compliance costs, all of which could affect Siyata Mobile’s business, financial condition and operating results.

If we complete an enter into the Merger, it may disrupt or have a negative impact on Siyata Mobile’s current business.

If Siyata Mobile completes the Merger, it could have difficulty integrating Core Gaming’s assets, personnel and operations with its own. Additionally, the Merger is and will result in a change of control of the Company, and a change in the board of directors and key officers of the Company. In addition, the key personnel of the Core Gaming and Siyata Mobile itself may/may not be willing to work for Siyata Mobile. Further, Siyata Mobile cannot predict the effect that the expansion may have on its current business. Regardless of whether Siyata Mobile and Core Gaming are successful in completing the Merger, preparing for its completion and the integration of their companies could disrupt their ongoing business, distract their management and employees and increase their expenses.

Siyata Mobile’s business could be severely impaired if and to the extent that it is unable to succeed in addressing any of these risks or other problems encountered in connection with the Merger, many of which cannot be presently identified.

Termination of the Merger Agreement could negatively impact Siyata Mobile and Core Gaming.

If the Merger is not completed for any reason, including as a result of the Core Gaming Shareholders declining to approve the Merger Agreement or any other matters required to effect the Merger, the ongoing businesses of Siyata Mobile and Core Gaming may be adversely impacted and, without realizing any of the anticipated benefits of completing the Merger, Siyata Mobile and Core Gaming would be subject to a number of risks, including the following:

●	Siyata Mobile may experience negative reactions from the financial markets, including negative impacts on Siyata Mobile’s share price (including to the extent that the current market price reflects a market assumption that the Merger will be completed);

●	Core Gaming may experience negative reactions from its customers, vendors and employees;

●	Siyata Mobile and Core Gaming will have incurred substantial expenses and will be required to pay certain costs relating to the Merger whether or not the Business Combination is completed, with respect to Siyata Mobile, and if the Merger is not completed, with respect to Core Gaming; and

●	since the Merger Agreement restricts the conduct of Siyata Mobile’s and Core Gaming’s businesses prior to completion of the Merger, each of Siyata Mobile and Core Gaming may not have been able to take certain actions during the pendency of the Merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Merger is consummated, Siyata Mobile Shareholders will experience immediate and material dilution.

Following consummation of the Merger, the Siyata Mobile Shareholders will own approximately 10% of the outstanding Siyata Mobile Common Shares and the Core Gaming Shareholders will own approximately 90% (inclusive of shares to be distributed to advisors) of the outstanding Siyata Mobile Common Shares immediately following the effective time of the Merger. As such, the Siyata Mobile Shareholders will experience immediate and material dilution upon closing of the Merger.

Siyata Mobile’s ability to be successful following the Merger will depend upon the efforts of Core Gaming’s officers and the loss of such persons could negatively impact the operations and profitability of the post-Merger business.

Siyata Mobile’s ability to be successful following the Merger will be dependent upon the efforts of the certain key personnel of Core Gaming. Although the parties expect key personnel to remain with Siyata Mobile following the Merger, there can be no assurance that they will do so. It is possible that Core Gaming will lose some key personnel, the loss of which could negatively impact Siyata Mobile’s operations and profitability. Furthermore, following the closing of the Merger, certain of the key personnel of Core Gaming may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause Siyata Mobile to have to expend time and resources helping them become familiar with such requirements.

If Siyata Mobile is a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Siyata Mobile Common Shares could be subject to adverse United States federal income tax consequences.

If Siyata Mobile is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds Siyata Mobile Common Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holders. A non-U.S. corporation, such as Siyata Mobile, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Core Gaming does not believe that Siyata Mobile will be treated as a PFIC for its current taxable year and does not expect to become one in the near future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.

If Siyata Mobile determines that it is a PFIC for any taxable year, Siyata Mobile will endeavor to provide, and will endeavor to cause its non-U.S. subsidiaries that are PFICs, to provide, U.S. holders with tax information necessary to enable a U.S. holder to make a qualified electing fund (QEF) election with respect to Siyata Mobile and its non-U.S. subsidiaries.

If Siyata Mobile is treated as a PFIC, a U.S. holder of Siyata Mobile Common Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. U.S. holders of Siyata Mobile Common Shares should consult with their tax advisors regarding the potential application of these rules.

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

In 2025, the Trump administration has significantly changed is policies on import tariffs and has imposed retaliatory measures with respect to jurisdictions that have or are likely to put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. The likelihood of these changes being implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including results of operations, cash flows and financial condition, may be adversely affected. In January 2025, during the initial days of President Trump’s second term, the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, and the subject countries have imposed or indicated their intention to impose counter measures. In February 2025, the U.S. imposed tariffs of 10% on all imported goods from China, followed by an additional 10% tariff in March 2025. The U.S. also imposed a 25% tariff on all steel and aluminum imports, beginning in March 2025. On February 13, 2025, President Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies and on April 2, 2025, announced new tariffs on many U.S. trading partners, including a universal baseline tariff of 10% on all imported goods, and country specific tariffs such as an additional 34% tax on imports from China (leading to an effective rate of 54% when combined with existing tariffs) and 20% on products from the E.U. Specific products that are being tariffed, such as automobiles, were to be exempted from the new tariffs, and tariffs on products such as pharmaceutical drugs were to be announced at a later date. Following a period of market turbulence, on April 9, 2025, President Trump announced a 90-day pause to the tariffs announced on April 2, 2025 for most countries. Countries subject to the pause on the tariffs are still to be subject to the baseline 10% tariff. This consequently lowers the tariff rate for the E.U., Japan, and South Korea, among other countries. However, President Trump announced an increased tariff rate against Chinese imports of a minimum 145%. These and other tariffs and countermeasures could increase the cost of materials and components that we utilize, disrupt global supply chains and create additional operational challenges. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for our products, and result in the loss of customers and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and confidence, further affecting our business performance.

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

Some of our solutions, including software updates and third-party accessories, may be subject to U.S. export control laws, including the Export Administration Regulations; however, the vast majority of our products are non-U.S.-origin items, developed and manufactured outside of the United States, and therefore not subject to these laws. For third-party accessories, we rely on manufacturers to supply the appropriate export control classification numbers that determine our obligations under these laws.

We cannot assure you that our employees and agents will not take action in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international presence, our risks under these laws, rules, and regulations may increase. Further, any change in the applicability or enforcement of these laws, rules, and regulations could adversely impact our business operations and financial results.

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

Risks relating to our locations in Israel and Canada and our international operations

Changes to U.S. tariff and import/export regulations may have a negative effect on our business, financial condition and results of operations

The United States has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion, commentary and actions regarding potential significant changes to U.S. trade policies, treaties and tariffs. In 2025, the Trump administration indicated that the United States will impose retaliatory measures with respect to jurisdictions that have or are likely to put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. As of the date of this Annual Report, discussions remain ongoing in respect of certain trade restrictions and tariffs on imports from Canada, China and Mexico, as well as retaliatory tariffs enacted in response to such actions. In light of these events, there continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us. We have operations, customers and suppliers in the U.S., Canada and other countries and regularly import and export goods and services to and from those countries. An increase in tariffs could have a material impact on our costs and on the demand for our products and services.

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

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the timing of importing and exporting of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

As of December 31, 2024, we had 787,733 Common Shares issued (2,336,798 as of the date of this report) and 909 Class “C” preferred shares outstanding (712 Class “C” preferred shares at the date of this report). As of December 31, 2024 up to an additional 150 Common Shares underlying outstanding warrants that have been registered with the SEC for resale are unrestricted and freely tradeable. We also have other outstanding unexercised agents’ options to purchase 101 Common Shares that expire between September 28, 2025 and October 31, 2028. We also have 24 restricted share units outstanding at December 31, 2024. We also have 11 stock options outstanding at December 31, 2024. If the holder of our free trading shares wanted to sell these shares, there might not be enough purchasers to maintain the market price of our Common Shares on the date of such sales. Any such sales, or the fear of such sales, could substantially decrease the market price of our Common Shares and the value of your investment.

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

The Company remediated the de-listing by affecting a 100-1 reverse stock split on August 3, 2023 and a further 7-1 reverse stock split on December 4, 2023.

The Company also affected a 18-1 reverse stock split on August 2, 2024 and a further 10-1 reverse stock split on December 27, 2024.

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

Based on shares outstanding as of April 21, 2025, our executive officers and directors, together with entities affiliated with such individuals, will beneficially own approximately 0.006% of our Common Shares based on 3,286,519 Common Shares issued and outstanding on such date.

As of December 31, 2024, the Company had 787,733 Common Shares issued and outstanding.

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

In connection with the audit of our consolidated financial statements for the years ended December 31, 2024, 2023, and 2022, our independent registered public accountants identified three, three and six material weaknesses, respectively, in our internal control over financial reporting.

We have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as described above. These measures have only partially remediated the material weaknesses identified in 2024, 2023, and 2022 as discussed above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting, cause the market price of our Common Shares to decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Risks Related to Core’ Gaming, its Business and its Industry

Core Gaming has a limited operating history, especially with respect to its Core Gaming apps, which makes it difficult to evaluate its current business and future performance and the risks it may encounter.

Core Gaming has a limited operating history, especially with respect to its Core Gaming apps, which may make it difficult to evaluate its current business and its future performance. Core Gaming has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the mobile app industry, including its ability to:

●	accurately forecast its revenue and plan its operating expenses;

●	attract new and retain existing users of its apps;

●	successfully compete with current and future competitors, some of whom are also its clients;

●	successfully expand its business in existing markets and enter new markets and geographies;

●	successfully expand partnerships;

●	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage of its apps by consumers, as well as the deployment of new features and services;

●	comply with existing and new laws and regulations applicable to its business;

●	anticipate and respond to macroeconomic changes and changes in the markets in which it operates;

●	establish and maintain its brand and reputation;

●	adapt to rapidly evolving trends in the ways businesses and consumers interact with technology;

●	effectively manage its rapid growth;

●	avoid interruptions or disruptions in its Core Gaming technologies or apps; and

●	hire, integrate, and retain key personnel.

Further, because Core Gaming has a limited historical financial data and operates in a rapidly evolving market, any financial planning and forecasting, including predictions about its future revenue and expenses, may not be as accurate as they would be if it had a longer operating history or operated in a more predictable market. If its assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its results of operations could differ materially from its expectations. If it fails to address the risks and uncertainties that it faces, including those described elsewhere in this “Risk Factors” section, its business, financial condition, and results of operations could be adversely affected.

Core Gaming’s results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of its control and are difficult to predict. As a result, you should not rely upon its historical results of operations as indicators of future performance. Numerous factors can influence its results of operations, including:

●	its ability to maintain and grow its business client and user bases;

●	changes to its technologies, apps, or other offerings, or the development and introduction of new software or development of new mobile apps by its studios or its competitors;

●	changes to the policies or practices of companies or governmental agencies that determine access to third-party platforms, such as the Apple App Store and the Google Play Store, apps, website, or the internet generally;

●	changes to the policies or practices of third-party platforms, such as the Apple App Store and the Google Play Store, including with respect to Apple’s Identifier for Advertisers (“IDFA”), which helps advertisers assess the effectiveness of their advertising efforts, and with respect to transparency regarding data processing;

●	its ability to achieve the anticipated synergies from its strategic acquisitions and effectively integrate new assets and businesses acquired by us;

●	the actions of its competitors, both with respect to their own offerings and, to the extent such competitors are also its clients, with respect to their use of its services;

●	costs and expenses related to the strategic acquisitions and partnerships, including costs related to integrating mobile gaming studios or other companies that it acquires, as well as costs and expenses related to the development of its technologies, BI platform, or apps;

●	its ability to maintain and increase profitability;

●	increases in and timing of operating expenses that it may incur to expand its operations and to remain competitive;

●	changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;

●	charges associated with impairment of any assets on its balance sheet;

●	adverse litigation judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

●	the overall tax rate for its business, which may be affected by the mix of income it earns in the United States and in jurisdictions with comparatively lower tax rates;

●	the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

●	the application of new or changing financial accounting standards or practices; and

●	changes in regional or global business or macroeconomic conditions, which may impact the other factors described above.

In particular, it is difficult to predict if, when, or how quickly newly-launched apps may begin to generate revenue or decline in popularity. Further, it cannot be certain if a new app will become popular amongst users and generate revenue. The success of its business depends in part on its ability to develop and enhance its technologies and consistently and timely launch new apps. It is difficult for us to predict with certainty when it will launch a new app as it may require longer development schedules or soft launch periods to meet its quality standards and expectations. If it is unable to successfully launch or acquire new apps or maintain or improve existing apps, its business and results of operations could be adversely affected.

The failure to attract new users, the loss of users, or a reduction in playing by these users could adversely affect its business, financial condition, and results of operations.

A significant portion of its revenue is advertising revenue. Core Gaming collects revenue from advertisers spending on its apps. Revenue generated from its apps comes from advertisers that purchase ad inventory from its diverse portfolio of mobile games. As is common in the mobile app industry its advertisers do not have long-term advertising commitments with it. Its success depends in part on its ability to satisfy its advertising clients.

Its revenue could also be impacted by a number of other factors, including:

●	its ability to attract and retain users;

●	its ability to maintain or increase advertiser demand and third-party publisher supply, the quantity, or quality of advertisements shown to users, or its pricing of advertisements;

●	its ability to continue to increase user engagement with its apps;

●	mobile app changes or inventory management decisions it may make that changes the size, format, frequency, or relative prominence of advertisements displayed on its apps;

●	its ability to recruit, train, and retain personnel to support its continued growth;

●	its ability to establish and maintain its brand and reputation;

●	government actions or legislative, regulatory, or other legal developments relating to advertising, including developments that may impact its ability to deliver, target, or measure the effectiveness of advertising;

●	changes that limit its ability to deliver, target, or measure the effectiveness of advertising, including changes to policies by mobile operating system and third-party platform providers, and the degree to which users opt out of certain types of ad targeting as a result of changes and controls implemented in connection with such policy changes and with the E.U. General Data Protection Regulation (the “GDPR”), ePrivacy Directive, the California Consumer Privacy Act (the “CCPA”), and the Children’s Online Privacy Protection Act (“COPPA”);

●	decisions by clients to reduce their advertising due to concerns about legal liability or uncertainty regarding their own legal and compliance obligations, or due to negative publicity, regardless of its accuracy, involving us, its user data practices, advertising metrics or tools, its apps, or other companies in its industry; and

●	the impact of macroeconomic conditions, whether in the advertising industry in general, or among specific types of clients within particular geographies.

The occurrence of any of these or other factors in the future could result in a reduction in demand for its services and use of its apps, which may reduce the prices it receives for its advertisements or cause clients to stop advertising with it altogether, either of which would adversely affect its business and results of operations. The failure to attract new advertising clients, loss of clients, or reduction in spending by its clients could adversely affect its business, financial condition, and results of operations.

Security breaches, improper access to or disclosure of its data or user data, other hacking and phishing attacks on its systems, or other cyber incidents could harm its reputation and adversely affect its business.

Like companies in the mobile app industry in general, it is prone to cyberattacks by third parties seeking unauthorized access to its data or the data of its clients or users or to disrupt its ability to provide app marketing services. Its technologies and apps involve the collection, storage, processing, and transmission of a large amount of data, including personal information, and Core Gaming and its third-party service providers otherwise store and process information, including its confidential and proprietary business information, and personal information and other information relating to its employees and clients or other third parties. Any failure to prevent or mitigate security breaches or incidents impacting its systems or other systems used in its business, or improper access to or disclosure of its data, including source code, or user data, including personal information, content, or payment information from users, or information from clients or other third parties, that it stores or otherwise process, could result in the unauthorized loss, modification, disclosure, destruction, or other misuse of such data, or unavailability of data. Any such event, or the perception that it has occurred, could adversely affect its business and reputation, damage its operations, result in claims, litigation or regulatory investigations or enforcement actions, fines, penalties, or other liability or obligations, and diminish its competitive position. In particular, a breach or incident, whether electronic, or otherwise, impacting systems on which source code or other sensitive data are stored could lead to loss, disruption, unavailability, or piracy of, or damage to, its offerings, lost or reduced ability to protect its intellectual property, and diminished competitive position.

Computer malware (including ransomware), viruses, social engineering (predominantly spear phishing attacks or credential stuffing), and general hacking have become more prevalent in the mobile app industry. Any actual or attempted breaches, incidents, or attacks may cause disruptions or interruptions to its technologies, apps, or other offerings, degrade the user experience, impair, disrupt, or interrupt its internal systems and other systems and networks used in its business, or adversely affect its reputation, business, financial condition, and results of operations. Its efforts to protect its data, user data, and information from clients, partners, and other third parties, and to disable or otherwise respond to undesirable activities on its technologies or apps, may also be unsuccessful due to: software bugs or other technical defects, errors, or malfunctions; employee, contractor, vendor, or partner error or malfeasance, including defects or vulnerabilities in information technology systems or offerings; cyberattacks, attacks designed to disrupt systems or facilities, or breaches of physical security of its facilities or technical infrastructure; or other threats that evolve. Additionally, any such breach, incident, attack, malfunction, defect, or vulnerability, or the perception that any of these has occurred, may cause clients or users to lose confidence and trust in its apps and otherwise harm its reputation and market position.

In addition, some developers or other business partners may receive or store information provided by it or by its users through mobile or web apps or other means. These third parties may misappropriate its information and engage in unauthorized use of it. If these third parties fail to adopt or adhere to adequate data security practices, or experience a breach of, or other security incident impacting, their networks or systems, its data or its users’ data may be lost, destroyed, or improperly accessed, modified, disclosed, or otherwise misused. In such an event, or if such an event is perceived to have occurred, Core Gaming may suffer damage to its reputation, may have increased costs arising from the restoration or implementation of additional security measures, and Core Gaming may face claims, demands, investigations and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, any of which could adversely affect its business, financial condition, and results of operations. Any theft or unauthorized use or publication of its confidential business information as a result of such an event could also adversely affect its business, competitive position, and results of operations.

Cyberattacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although Core Gaming has developed systems and processes that are designed to protect its data, user data, and information from its partners, to prevent data loss, disable undesirable accounts and activities on its technologies or apps, and to prevent and detect security breaches, it cannot assure that such measures will provide comprehensive security, that it will be able to identify breaches or other incidents or to react to them in a timely manner or that its remediation efforts will be successful. Core Gaming experiences cyberattacks and other security incidents of varying degrees from time to time, and it may incur significant costs in investigating, protecting against, litigating, or remediating such incidents.

Additionally, its offerings operate in conjunction with, and are in some cases dependent upon, third-party products, services, and components. Its ability to monitor its third-party service providers’ data security is limited, and in any event, attackers may be able to circumvent its third-party service providers’ data security measures. There have been and may continue to be significant attacks on certain third-party providers, and Core Gaming cannot guarantee that its or its third-party providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to its systems and networks or the systems and networks of third parties that support it. If there is a security vulnerability, error, or other bug in one of these third-party products, services, and components and if there is a security exploit targeting them, Core Gaming could face increased costs, claims, liability, and additional or new obligations, reduced revenue, and harm to its reputation or competitive position. Core Gaming and its service providers may be unable to anticipate these techniques, react, remediate or otherwise address any security vulnerability, breach or other security incident in a timely manner, or implement adequate preventative measures.

In addition to its efforts to mitigate cybersecurity risks, Core Gaming is making significant investments in privacy, safety, security, and content review efforts. As a result of these efforts, Core Gaming anticipates that it will discover incidents of misuse of user data or other undesirable activity by third parties. Core Gaming may not discover all such incidents or activity, whether as a result of its data limitations, the reallocation of resources to other projects, or other factors, and it may be notified of such incidents or activity by users, the media, or other third parties. Such incidents and activities have in the past, and may in the future, include the use or other processing of user data or its systems in a manner inconsistent with its terms, contracts or policies, the existence of false or undesirable user accounts, improper advertising practices, activities that threaten people’s safety on- or offline or instances of spamming, scraping, data harvesting, or unsecured datasets. Core Gaming may also be unsuccessful in its efforts to enforce its policies or otherwise remediate or respond to any such incidents effectively or in a timely manner. Any of the foregoing developments, or any reports of them occurring or the perception that any of them has occurred, could adversely affect user trust and engagement, harm its brand and reputation, require it to change its business practices, result in claims, demands, investigations and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, and adversely affect its business, financial condition, and results of operations.

Core Gaming is subject to a variety of laws and regulations in the United States and abroad relating to cybersecurity and data protection, a number of which also provide a private right of action. Affected users or government authorities could initiate legal or regulatory actions against it in connection with any actual or perceived security breaches or improper access to or disclosure of data, which has occurred in the past and which could cause it to incur significant expense and liability, distract management and technical personnel, and result in orders or consent decrees forcing it to modify its business practices. Such actual or perceived incidents or its efforts to remediate such incidents may also result in a decline in its active user base or engagement levels. Any of these events could adversely affect its reputation, business, financial condition, or results of operations.

Its insurance coverage may not extend to all types of privacy and data security breaches or other incidents, and it may be insufficient to cover all costs and expenses associated with such incidents. Further, such insurance may not continue to be available to it in the future on economically reasonable terms, or at all, and insurers may deny us coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in its insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could have a material adverse effect on its business, including its reputation, financial condition, or results of operations.

The mobile app industry is intensely competitive. If clients or users prefer Core Gaming’s competitors’ products or services over its own, its business, financial condition, and results of operations could be adversely affected.

Core Gaming faces significant competition. Core Gaming offers services for developers to get their mobile apps discovered and downloaded by the users. Core Gaming collects revenue from advertising fees paid by mobile app advertisers from the sale of advertising in its apps and sale of advertising in co-developed or third-party apps. Core Gaming also faces competition from providers of developer tools that enable developers to reach their audiences or manage or optimize their advertising campaigns. These companies vary in size and include Facebook, Google, and Unity Software as well as various private companies. Several of these companies are also its clients. Clients who are also competitors may decide to invest in their own offerings rather than continue to use its technology or advertise on its apps.

Additionally, Core Gaming also competes with businesses that develop online and mobile games and other mobile apps, which vary in size and include companies such as Activision Blizzard (expected to be acquired by Microsoft), Tencent, and Zynga (expected to be acquired by Take-Two Interactive), as well as other public and private companies. Many of these companies are also its partners and clients. As it expand its global operations and mobile app offerings, it increasingly faces competition from high-profile companies with significant online presences that may introduce new or expanded offerings, such as Apple, Facebook, Google, Microsoft, and Snap. In addition, other large companies that to date have not actively focused on mobile apps or gaming may decide to develop mobile apps or gaming offerings, such as Amazon’s recently introduced games platform, or work with other developers. Some of these current and potential competitors have significantly greater resources than it does that they can use to develop, acquire, or brand additional mobile apps or gaming alternatives, and may have more diversified revenue sources than it does and therefore may be less severely affected by changes in consumer preferences, regulations, or other developments that may impact its business or industry.

Further, as there are relatively low barriers to entry to develop and publish a mobile app, Core Gaming expects new competitors to enter the market and existing competitors to allocate more resources towards developing and marketing competing games and apps. As its mobile games are free to play, its apps compete primarily on the basis of user experience rather than price. The proliferation of apps makes it difficult for it to differentiate itself from its competitors and compete for users.

Core Gaming also faces competition for advertising spending and for the discretionary spending, leisure time, and attention of its users from game platforms such as personal computer and console games, and other leisure time activities, such as television, movies, music, sports, and the internet. In addition, non-game applications for mobile devices, such as social media and messaging, television, movies, music, dating, and sports, have become increasingly popular, making the overall mobile app industry highly fragmented and making it more difficult for any mobile app to differentiate itself. Its future growth depends in part on the overall health of the mobile app ecosystem and in particular, mobile gaming. Increasing competition could result in decreases in the number of users of its apps, increased user acquisition costs, lower engagement with its apps, and loss of key personnel, all of which could adversely affect its business, financial condition, or results of operations.

Some of its current and potential competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than it, particularly those located outside of the United States. Some of its current and potential competitors may have greater resources, more diversified revenue streams, better technological or data analytics capabilities, or stronger brands or competitive positions in certain product segments, geographic regions, or user demographics than it does. If clients or users prefer its competitors’ products or services over its own, or if its competitors are better able to adapt to changes in the preferences of publishers or users, regulations, or other developments, its business, financial condition, and results of operations could be adversely affected.

The mobile app industry is subject to rapid technological change, and if Core Gaming do not adapt to, and appropriately allocate its resources among, emerging technologies and business models, its business, financial condition, and results of operations could be adversely affected.

Technology changes rapidly in the mobile app industry. Its future success depends in part on its ability to adapt to trends and to innovate. To attract new clients and users and increase revenue from its current clients and users, it will need to enhance and improve its technologies and apps. It may not introduce enhancements of its existing technology and offerings, and new offerings, in a timely or cost-effective manner and any such enhancements may contain errors or defects.

Its business also currently depends in part on the growth and evolution of the internet, especially mobile internet-enabled devices. The number of people using mobile internet-enabled devices has increased rapidly over time, and it expects that this trend will continue. The mobile app industry, however, may not grow in the way that it anticipates. Core Gaming must continually anticipate and adapt to emerging technologies to stay competitive. As the technological infrastructure for internet access continues to improve and evolve, consumers will be presented with more opportunities to access apps and play games on a variety of devices and platforms and to experience other leisure activities that may compete with mobile apps. Forecasting the financial impact of these emerging technologies and business models is inherently uncertain and volatile. If it decides to support a new technology or business model in the future, it may require entering into business arrangements with new platforms or other third parties, which may be on terms that are less favorable to it than those for traditional technologies or business models.

To invest in a new technology or expand its offerings, it must invest financial resources and management attention. Core Gaming may invest significant resources in a new offering or in a strategic acquisition or partnership, which could prove unsuccessful or prevent it from directing these resources towards other opportunities. Core Gaming may never recover the often-substantial up-front costs of developing and marketing emerging technologies or business models, or recover the opportunity cost of diverting management and financial resources. Further, its competitors may adopt an emerging technology or business model more quickly or effectively than it does, creating products that are technologically superior to its or attract more users than it.

If, on the other hand, Core Gaming does not continue to enhance its technologies or apps, or does not appropriately allocate its resources amongst opportunities, or it otherwise elects not to pursue new business models that achieve significant commercial success, it may face adverse consequences. For example, it does not currently offer its apps on all devices or all gaming platforms. If the devices on which its apps are available decline in popularity or become obsolete faster than anticipated, or if new platforms emerge other than those on which its games are offered, it could experience a decline in revenue and in its number of app users, and it may not achieve the anticipated return on its development efforts. It may take significant time and expenditures to shift product development resources to new technologies, and it may be more difficult to compete against existing products incorporating such technologies. If new technologies render mobile devices obsolete or it is unable to successfully adapt to and appropriately allocate its resources amongst current and new technologies, its business, financial condition, and results of operations could be adversely affected.

Its technologies, apps, and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in its systems, could adversely affect its business, financial condition, and results of operations.

Its technologies, apps and internal systems rely on software and hardware that is highly technical and complex. In addition, its technologies, apps and internal systems depend in part on the ability of such software and hardware to store, retrieve, process, and manage large amounts of data. The software and hardware on which it relies has contained, and will in the future contain, errors, bugs, or vulnerabilities and its systems are subject to certain technical limitations that may compromise its ability to meet its objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which it relies have in the past led to, and may in the future lead to, outcomes including a negative experience for clients and users who use its offerings, compromised ability of its offerings to perform in a manner consistent with its terms, contracts, or policies, delayed app launches or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of its users and/or its intellectual property, or reductions in its ability to provide some or all of its services. To the extent that any such errors, bugs, vulnerabilities, or defects impact its apps or services, its clients may become dissatisfied with its offerings, its brand and reputation may be harmed, and it may make operational decisions, such as with respect to its apps, that are based on inaccurate data. Any errors, bugs, vulnerabilities, or defects in its systems or the software and hardware on which it relies, failures to properly address or mitigate the technical limitations in its systems, or associated degradations or interruptions of service may lead to outcomes including damage to its reputation, increased product engineering expenses, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect its business, financial condition, and results of operations.

Its business depends in part on its ability to maintain and scale its apps, and any significant disruption to its technologies or apps could damage its reputation, result in a potential loss of engagement, and adversely affect its business, financial condition, and results of operations.

Its reputation and ability to attract and retain its clients and users depends in part on the reliable performance of its technologies and apps. Core Gaming has in the past experienced, and may in the future experience, interruptions in the availability or performance of its offerings from time to time. Its systems may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays or outages that could be harmful to its business. If its apps are unavailable when users attempt to access them, or if they do not load as quickly as expected, users may not use its offerings as often in the future, or at all, which could adversely affect its business and results of operations. As it continues to grow, it will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy its needs and the needs of its clients and users. It may fail to continue to effectively scale and grow its technical infrastructure to accommodate these increased demands, which may adversely affect its user engagement and revenue growth. Additionally, it relies in part on third-party data centers and cloud hosting infrastructure. Its business may be subject to interruptions, delays, or failures resulting from natural disasters and other events outside of its control that impact it or these third-party providers. If such an event were to occur, users may be subject to service disruptions or outages and it may not be able to recover its technical infrastructure and user data in a timely manner to restart or provide its services. If it fails to efficiently scale and manage its infrastructure, or if events disrupt its infrastructure or those of its third-party providers, its business, financial condition, and results of operations could be adversely affected.

If Core Gaming is unable to launch new apps and successfully monetize them, or continue to improve the experience and monetization of its existing apps, its business, financial condition, and results of operations could be adversely affected.

Its business depends in part on launching or acquiring, and continuing to service, mobile apps. Core Gaming has devoted and it expects to continue to devote substantial resources to the research, development, and marketing of its apps. Its development and marketing efforts are focused on improving the experience of its existing apps, developing new apps, and successfully monetizing its apps. Its apps generate revenue primarily through the sale of advertising. For apps distributed through third-party platforms, it is required to share a portion of the proceeds from in-game sales with the platform providers, which share may be subject to changes or increases over time. In order to maintain and increase its profitability, it needs to generate sufficient revenue from its existing and new apps to offset its ongoing development, marketing, and other operating expenses.

The success of its apps depends in part on unpredictable and volatile factors beyond its control including user preferences, competing apps, new third-party platforms, and the availability of other entertainment experiences. If its apps do not meet user expectations or if they are not brought to market in a timely and effective manner, its business and results of operations could be adversely affected.

In addition, its ability to successfully launch apps and their ability to achieve commercial success will depend in part on its ability to:

●	effectively market its apps to existing and new users;

●	achieve a positive return on investment from its marketing and user acquisition costs or achieve organic, non-paid user growth;

●	adapt to changing trends, user preferences, new technologies, and new feature sets for mobile and other devices, including determining whether to invest in development for any new technologies, and achieve a positive return on the costs associated with such adaptation;

●	continue to adapt mobile app feature sets for an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

●	achieve and maintain successful user engagement and effectively monetize its apps;

●	develop mobile games that can build upon or become franchise games and expand and enhance its mobile games after their initial releases;

●	continue to attract publishers to advertise on its apps;

●	work with third-party platforms and obtain opportunities to feature its apps to their audience;

●	compete successfully against a large and growing number of competitors;

●	accurately forecast the timing and expense of its operations, including mobile app and feature development, marketing, and user acquisition;

●	minimize and quickly resolve bugs or outages; and

●	retain and motivate talented and experienced developers and other key personnel

These and other uncertainties make it difficult to know whether it will succeed in continuing to develop and launch new apps. Further, casual games, which are the part of the mobile app market Core Gaming focuses on, has a relatively short lifespan, which means it needs to be constantly innovating and updating its gaming apps and/or introducing new ones

If Core Gaming fails to retain existing users or add new users cost-effectively, or if its users decrease their level of engagement with its apps, its business, financial condition, and results of operations could be adversely affected.

The size of its user base and the level of user engagement with its apps are critical to its success. Its results of operations have been and will continue to be significantly determined by its success in acquiring and engaging app users, which drives the amount of advertising it can place and the rates that advertising clients will pay for such ad placements. It expects that the number of its app users may fluctuate or decline in one or more markets from time to time, particularly in markets where it has achieved higher penetration rates. In addition, if people do not perceive its apps as useful or entertaining, it may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement, which could harm its revenue. A number of mobile apps that achieved early popularity have since seen their user bases or user engagement levels decline. There is no guarantee that it will not experience a similar erosion of its app users or user engagement levels. Any number of factors can adversely affect user growth and engagement, including if:

●	users increasingly engage with mobile apps offered by competitors or mobile apps in categories other than those of its apps;

●	it fails to introduce new apps or features that users find engaging or that achieve a high level of market acceptance or it introduces new apps, or make changes to existing apps, that are not favorably received;

●	users feel that their experience is diminished as a result of the decisions it makes with respect to the frequency, prominence, format, size, and quality of advertisements that it displays;

●	users have difficulty installing, updating, or otherwise accessing its apps as a result of actions by it or third parties;

●	it is unable to continue to develop apps that work with a variety of mobile operating systems and networks; and

●	concerns emerge among its user and potential user base about the quality of its apps, its data practices or concerns related to privacy and sharing of personal information and other user data, safety, security, or other factors.

Additionally, it expects that it will become increasingly difficult and more expensive for it to acquire users for its apps for a variety of reasons, including the increasingly competitive nature of the mobile app industry and the significant amount of time and attention users are dedicating to competing entertainment options. If its competitors increase their user acquisition spending, it could experience higher costs per an install for its apps, which would adversely affect its margins and profit. Furthermore, its spending on user acquisition is based on certain assumptions about their projected behavior, particularly for new apps for which it does not have similar apps in its portfolio to aid it in its modeling efforts. If Core Gaming is unable to grow its user base and increase its user engagement levels, or unable to do so cost effectively, its business, financial condition, and results of operations could be adversely affected.

Core Gaming is highly dependent on Newbyera’s former parent company to provide it with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect its business, financial condition, and results of operations.

Pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera, it relies on contractors provided through Moremo to conduct much of its operations. Core Gaming also relies on Moremo for administrative services pursuant to an Outsourcing Service Contract between Newbyera and Moremo. Its dependence on Moremo presents a number of risks that could materially and adversely affect its business, financial condition, and results of operations.

While its agreements with Moremo provide Moremo only limited termination rights, primarily for non-payment, this does not guarantee that it will continue to receive services from Moremo, nor from the contractors that it has retained both on an ongoing and ad-hoc basis through its arrangement with Moremo. Core Gaming primarily relies on highly skilled, technically trained and creative contractors retained through Moremo to run its business and develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets, are in high demand and would be difficult to replace if it loses a significant number of them due to the termination of its agreement with Moremo or otherwise (such as if Moremo was no longer able to retain a sufficient number of contractors on its behalf). The loss of such contract personnel could cause it to experience material interruptions in product development, delays in bringing new games to market, difficulties in its relationships with customers, and the inability to successfully serve ads and to increase or maintain its revenue as a result, and could otherwise adversely affect its business and prospects.

In addition, while it might be able to retain other service providers to replace Moremo should its agreements with them be terminated or they otherwise cease providing services to it under these agreements, there is no guarantee that it could do so, or that it could do so on terms equally favorable to it as those in its agreements with Moremo. Further, its business operations would be disrupted, potentially materially, while it was in the process of retaining new service providers, which could have a material adverse impact on its business, reputation, prospects, results of operation and financial condition.

While Newbyera has a contractual right to supervise the personnel contracted through Moremo, it has less control over and oversight of the work performed by contractors than it would if the work were performed by its own employees. There could be instances where these independent contractors fail to comply with applicable law or with its policies and procedures. For example, new mobile games may not be developed on time, or there could be a delay in the learning of problems or errors and thus a delay in its response to those issues. If any such delays, problems or errors were to occur, or any of these independent contractors violated applicable law with respect to the work they do for it, it could materially and adversely affect its business, reputation and prospects as well as its revenue, financial condition and cash flow. In addition, it is possible that it could be held civilly or criminally accountable based on vicarious liability because of the actions of its independent contractors or if Moremo does not comply with applicable law, particularly applicable employment laws, in connection with its provision of services to it even though Moremo has indemnified it for losses it incurs on account of its actions or inactions.

Finally, laws and regulations relating to the use of contractors may vary in the jurisdictions in which it operates. These contractors could be deemed employees of Newbyera despite its outsourcing arrangements, or changes in legal and regulatory restrictions could impact its ability to use contractors in the future.

Core Gaming has entered into strategic partnerships with mobile gaming developers, and a failure to maintain such relationships may harm its ability to launch new apps as well as its brand and reputation.

From time to time, it has entered into strategic partnerships with mobile gaming studios. Core Gaming has historically allowed these studios to continue their operations with a degree of autonomy. In certain of these transactions, it has bought games from such studios and entered into development agreements whereby such studios provide it support in developing and improving games and grant it a right of first refusal with respect to future games. These agreements typically have a fixed term, after which the studios may choose not to continue working with it. Any deterioration in its relationship with these studios may harm its ability to monetize the games it co-develops and launches and future mobile games that it co-develops with these studios and may lead to such studios choosing not to renew their agreements with it. Further, if such a studio becomes dissatisfied with it, its brand and reputation may be harmed and it may have more difficulty entering into similar agreements in the future. Additionally, international studios with whom it enters into such partnerships may be located in areas with less certain legal and regulatory regimes or more potential risks, which may increase its costs to maintain such strategic partnership. If it are unable to maintain any of these partnerships, it may be required to invest significant resources in expanding its development program or entering into agreements with additional mobile gaming studios in order to continue producing the same volume and quality of apps, and its business, financial condition, and results of operations could be adversely affected.

Core Gaming relies on third-party platforms to distribute its apps and collect revenue, and if its ability to do so is harmed, or such third-party platforms change their policies in such a way that restricts its business, increases its expenses, or limits the information it derives from its apps, its business, financial condition, and results of operations could be adversely affected.

The mobile app industry depends in part on a relatively small number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Meta, some of which are direct competitors. It derives significant revenue from the distribution of its apps through these third- party platforms. it is subject to the standard policies and terms of service of such third-party platforms, which generally govern the promotion, distribution, content, and operation of applications on such platforms. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to it and other mobile app companies, and those changes may be unfavorable to it. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how mobile apps are labeled or are able to advertise on its platform, change how the personal information of its users is made available to developers on its platform, limit the use of personal information for advertising purposes, restrict how users can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform. It relies in part on IDFA to provide it with data that helps it better market and monetize apps.

If it violates, or a distribution platform provider believes that it has violated, a distribution platform’s terms of service, or if there is any change or deterioration in its relationship with such a distribution provider, that platform provider could limit or discontinue its access to its platform. If one of its distribution platform partners were to limit or discontinue the distribution of its apps on their platform, it could adversely affect its business, financial condition, and results of operations.

It also relies on the continued popularity, user adoption, and functionality of third-party platforms. In the past, some of these platform providers have been unavailable for short periods of time. In addition, third-party platforms also impose certain file size limitations, which may limit the ability of users to download some of its larger apps in over-the-air updates. Aside from these over-the-air file size limitations, a larger game file size could cause users to delete its mobile games once the file size grows beyond the capacity of their devices’ storage limitations or could reduce the number of downloads of these mobile games.

If issues arise with third-party platforms that impact the visibility or availability of its apps, its users’ ability to access its apps or its ability to monetize its apps, or otherwise impact the design or effectiveness of its business, financial condition, and results of operations could be adversely affected.

Its revenue has been concentrated in various ways and the loss of, or a significant reduction in, any such revenue source, or its failure to successfully expand and diversify its revenue sources could adversely affect its business, financial condition, and results of operations.

Core Gaming has historically experienced revenue concentration with respect to certain apps and the in-app advertising portion of its business. Its future success depends, in part, on launching and successfully monetizing additional apps and on establishing and maintaining successful relationships with a diverse set of clients. While its apps consist of hundreds of mobile games, currently a limited number of those are responsible for a significant portion of its revenue. The loss or failure to continuously monetize one of these apps could have a significant impact on its results of operations. Similarly, its future success depends, in part, on its ability to successfully develop and monetize additional mobile games and other mobile apps. If it is unable to successfully launch new apps, its reliance on a limited number of apps may increase.

More generally, it faces concentration risk in that its apps operate primarily in the mobile app industry and specifically mobile gaming. As such, its business depends, in part, on the continued health and growth of these industries. Further, a significant amount of its total revenue is derived through a limited number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Facebook.

Core Gaming has experienced recent rapid growth, which may not be indicative of its future growth. It may be unable to effectively manage the growth of its business, which could adversely affect its business, financial condition, and results of operations.

Core Gaming’s growth until now should not be relied upon as an indication of its future performance, as it may not be able to sustain its growth rate in the future. Even if its revenue continues to increase, it expects that its revenue growth rate may decline in the future as a result of a variety of factors, including because of more difficult comparisons to prior periods and the saturation of the market. The overall growth of its revenue depends in part on its ability to execute on its business plans.

Additionally, the growth and expansion of its business has placed and continues to place a significant strain on its management, operations, financial infrastructure, and corporate culture. Its future success depends in part on its ability to manage this expanded business. If not managed effectively, this growth could result in the over-extension of its management systems and information technology systems and its internal controls and procedures may not be adequate to support this growth. Failure to adequately manage its growth in any of these ways may cause damage to its brand and reputation and adversely

Core Gaming’s international operations are subject to increased challenges and risks.

It expects to continue to expand its international operations in the future by opening new offices, entering into strategic partnerships with new international game studios, acquiring companies that may have international operations, and providing its apps in additional countries and languages. Expanding its international operations may subject it to risks associated with:

●	recruiting and retaining talented and capable management and employees in foreign countries;

●	the diversion of senior management attention;

●	challenges caused by distance, language, and cultural differences;

●	developing and customizing apps that appeal to the tastes and preferences of users in international markets;

●	the inability to offer certain services or apps in certain foreign countries;

●	competition from local mobile app developers with intellectual property rights and significant market share in those markets and with a better understanding of user preferences;

●	utilizing, protecting, defending, and enforcing its intellectual property rights;

●	negotiating agreements with local distribution platforms that are sufficiently economically beneficial to it and protective of its rights;

●	the inability to extend proprietary rights in its brand, content, or technology into new jurisdictions;

●	implementing alternative payment methods for features and virtual goods in a manner that complies with local laws and practices and protects it from fraud;

●	compliance with applicable foreign laws and regulations, including anti-bribery laws, privacy laws, and laws relating to content and consumer protection;

●	credit risk and higher levels of payment fraud;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices that favor local businesses in certain countries;

●	double taxation of its international earnings and potentially adverse tax consequences due to changes in the tax laws in the United States or the foreign jurisdictions in which it operates;

●	political, economic, and social instability, such as the conflict in Ukraine and its impacts on the region and the regional and global economy;

●	public health crises, such as the COVID-19 pandemic, that can result in varying impacts to its employees, clients, users, app developers, and business partners internationally;

●	higher costs associated with doing business internationally, including costs related to local advisors;

●	export or import regulations; and

●	trade and tariff restrictions.

Its ability to successfully gain market acceptance in any particular international market is uncertain and, in the past, it has experienced difficulties and has not been successful in all the countries it has entered. If it is unable to continue to expand internationally or manage the complexity of its global operations successfully, its business, financial condition, and results of operations could be adversely affected.

Its business is subject to economic, market, public health, and geopolitical conditions as well as to natural disasters beyond its control.

Its revenue is driven in part by discretionary consumer spending habits and preferences, and by advertising spending patterns. Historically, consumer purchasing and advertising spending have each declined during economic downturns and periods of uncertainty regarding future economic prospects or when disposable income or consumer lending is lower. General macroeconomic conditions, such as a recession or economic slowdown in the United States or internationally, including those resulting from public health crises and geopolitical issues, could create uncertainty and adversely affect discretionary consumer spending habits and preferences as well as advertising spending. Uncertain economic conditions may also adversely affect its clients. As a result, it may be unable to continue to grow in the event of future economic slowdowns. Core Gaming is particularly susceptible to market conditions and risks associated with the mobile app industry, which also include the popularity, price, and timing of its apps, changes in user demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

Core Gaming anticipates incurring higher operating expenses in the future, and it may not be able to achieve or maintain its profitability in any given period. If it cannot achieve or maintain its profitability, its business could be adversely affected.

Although it has been profitable on an IFRS basis and had positive cash flow from operations in certain prior periods, it may not always achieve sufficient revenue or manage its expenses in order to achieve positive cash flow from operations or profitability in any given period. Its operating expenses may continue to rise as it implements additional initiatives designed to increase revenue, potentially including: developing its technologies and BI platform; launching apps; strategic acquisitions and partnerships; client and user acquisition spending; international expansion; hiring employees or entering into additional contractor arrangements; and taking other steps to strengthen and grow its company. Core Gaming is likely to recognize costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than it expects. Core Gaming also anticipates that the costs of acquiring new clients and mobile app users, and otherwise marketing its offerings and apps, will continue to rise. Further, it may continue to incur significant costs in connection with strategic acquisitions and partnerships, which costs may increase or become more concentrated to the extent that it enters into larger transactions. If it is not able to maintain positive cash flow in the long term, it may require additional financing, which may not be available on favorable terms or at all, and that may be dilutive to its stockholders. If it is unable to generate adequate revenue growth and manage its expenses, it may incur significant losses in the future and may not be able to maintain positive cash flow from operations or profitability.

Core Gaming generally does not have long-term agreements with its clients.

Its clients are not required to enter into long-term agreements with it and may choose to stop using its advertising publishing services at any time. For example, its advertising agreements can be executed in as little as one day and can be terminated for convenience on two days’ notice. In order to continue to grow this part of its business, it must consistently provide offerings that clients see as valuable and choose to use. If it fails to maintain its relationships with its clients, or if the terms of these relationships become less favorable to it, its results of operations would be harmed. Additionally, as certain of its clients are also its competitors, these clients may choose to invest in their own offerings rather than continue to use its offerings. Any failure to maintain its relationships with its clients could adversely affect its business, financial condition, and results of operations.

If its apps do not meet user expectations, or contain objectionable content, its reputation, business, financial condition, and results of operations could be adversely affected.

Expectations regarding the quality, performance, and integrity of its apps are high. It must continually adapt to changing user preferences including the popularity of various game categories and styles of play. Users may be critical of its apps, business models, or business practices for a wide variety of reasons, including perceptions about gameplay, fairness, game content, features, or services. Independent industry analysts may publish reviews of its apps from time to time, as well as those of its competitors, and perception of its apps in the marketplace may be significantly influenced by these reviews. Core Gaming has no control over what users or these industry analysts report. If users and industry analysts negatively respond to its apps or changes that it makes to its apps, or provide negative reviews of its apps, its reputation, business, financial condition, and results of operations could be adversely affected.

Further, despite reasonable precautions, some users may be offended by certain mobile app content, advertisements displayed in its apps or by the treatment of other users. For example, if users believe that an advertisement displayed in one of its apps contains objectionable content, it could experience damage to its brand and reputation and users could refuse to continue to engage with such app and pressure platform providers to remove the app from their platforms. While such content may violate its terms and it may subsequently remove it, its brand and reputation may nonetheless be harmed and its clients may become dissatisfied with its services. Furthermore, steps that it may take in response to such instances, such as temporarily or permanently shutting off access of a user to its apps, could adversely affect its business and results of operations. Any failure to meet user expectations or provide its apps without objectionable content could adversely affect its reputation, business, financial condition, and results of operations.

The proliferation of “cheating” programs and scam offers that seek to exploit its mobile games and users may adversely affect game-playing experiences and lead users to stop playing its mobile games. Its failure to maintain adequate customer support may enhance these risks.

Its users rely on its customer support organization to resolve any issues relating to its mobile games. Customer support is important for satisfying user expectations regarding the quality, performance, and integrity of its mobile games. It currently has limited customer support operations. If it does not effectively train, supplement, and manage its customer support organization to assist its users, and if that support organization does not succeed in helping users quickly resolve issues or provide effective ongoing support, it could experience decreased user engagement and harm to its reputation with potential new users.

Additionally, unrelated third parties have developed, and may continue to develop, “cheating” programs that enable users to exploit vulnerabilities in its mobile games, play them in an automated way, collude to alter the intended game play, or obtain unfair advantages over other users who do play fairly. These programs harm the experience of users who play fairly and may disrupt the virtual economies of its mobile games. In addition, unrelated third parties have attempted to scam its users with fake offers for virtual goods or other game benefits. These unauthorized or fraudulent transactions are usually arranged on third-party websites and the virtual goods offered may have been obtained through unauthorized means, such as exploiting vulnerabilities in its mobile games, or may be fraudulent offers. It does not generate any revenue from these transactions. These unauthorized purchases and sales from third-party sellers could impede its revenue and profit growth.

There can be no assurance that its customer support and other efforts to detect, prevent, or minimize these unauthorized or fraudulent transactions will be successful, that these actions will not increase over time or that its customer support efforts will be successful in resolving user issues. Any failure to maintain adequate customer support or success of third-party cheating programs or scams may negatively affect game-playing experiences and lead users to stop playing its mobile games, which could adversely affect its business, financial condition, and results of operations.

It is highly dependent on Newbyera’s former parent company to provide it with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect its business, financial condition, and results of operations.

Pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera, it relies on contractors provided through Moremo to conduct much of its operations. It also relies on Moremo for administrative services pursuant to an Outsourcing Service Contract between Newbyera and Moremo. Its dependence on Moremo presents a number of risks that could materially and adversely affect its business, financial condition, and results of operations.

While its agreements with Moremo provide Moremo only limited termination rights, primarily for non-payment, this does not guarantee that it will continue to receive services from Moremo, nor from the contractors that it has retained both on an ongoing and ad-hoc basis through its arrangement with Moremo. Core Gaming primarily relies on highly skilled, technically trained and creative contractors retained through Moremo to run its business and develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets, are in high demand and would be difficult to replace if it lost a significant number of them due to the termination of its agreement with Moremo or otherwise (such as if Moremo was no longer able to retain a sufficient number of contractors on its behalf). The loss of such contract personnel could cause it to experience material interruptions in product development, delays in bringing new games to market, difficulties in its relationships with customers, and the inability to successfully serve ads and to increase or maintain its revenue as a result, and could otherwise adversely affect its business and prospects.

In addition, while Core Gaming might be able to retain other service providers to replace Moremo should its agreements with them be terminated or they otherwise cease providing services to it under these agreements, there is no guarantee that it could do so, or that it could do so on terms equally favorable to it as those in its agreements with Moremo. Further, its business operations would be disrupted, potentially materially, while it was in the process of retaining new service providers, which could have a material adverse impact on its business, reputation, prospects, results of operation and financial condition.

While Newbyera has a contractual right to supervise the personnel contracted through Moremo, it has less control over and oversight of the work performed by contactors than it would if the work were performed by its own employees. There could be instances where these independent contractors fail to comply with applicable law or with its policies and procedures. For example, new mobile games may not be developed on time, or there could be a delay in the learning of problems or errors and thus a delay in its response to those issues. If any such delays, problems or errors were to occur, or any of these independent contractors violated applicable law with respect to the work they do for it, it could materially and adversely affect its business, reputation and prospects as well as its revenue, financial condition and cash flow. In addition, it is possible that it could be held civilly or criminally accountable based on vicarious liability because of the actions of its independent contractors or if Moremo does not comply with applicable law, particularly applicable employment laws, in connection with its provision of services to it even though Moremo has indemnified it for losses it incurs on account of its actions or inactions.

Finally, laws and regulations relating to the use of contractors may vary in the jurisdictions in which it operates. These contractors could be deemed employees of Newbyera despite its outsourcing arrangements, or changes in legal and regulatory restrictions could impact its ability to use contractors in the future.

Risks Related to Core Gaming’s Legal and Regulatory Matters

Core Gaming is subject to laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws and regulations are continually evolving. Its actual or perceived failure to comply with these laws and regulations could adversely affect its business, financial condition, and results of operations.

Core Gaming receives, stores, and processes personal information and other data and it enables its users to share their personal information with each other and with third parties, including within its apps. There are numerous federal, state, and local laws around the world regarding privacy and the collection, storing, sharing, use, processing, disclosure, deletion, and protection of personal information and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules.

Various government and consumer agencies have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. For example, the GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies processing personal data of European Union (“EU”) users, which created a greater compliance burden for companies with European users, and subjects violators to substantial monetary penalties. The United Kingdom has implemented legislation that substantially implements the GDPR and which also provides for substantial monetary penalties. In June 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the European Economic Area to the United Kingdom. Such adequacy decision must, however, be renewed after four years and may be modified or revoked in the interim. Core Gaming cannot fully predict how United Kingdom data protection laws or regulations may develop in the medium to longer term, nor the effects of divergent laws and guidance regarding how data transfers to and from the United Kingdom will be regulated,

Another example is the State of California’s passage of the CCPA, which went into effect in 2020 and created new privacy rights for users residing in the state, including a private right of action for data breaches. The California Privacy Rights Act (“CPRA”) went into effect on January 1, 2023, and significantly modified the CCPA, resulting in further uncertainty and requiring it to incur additional costs and expenses in an effort to comply. Additionally, other states are considering, and in some cases have enacted, comprehensive privacy legislation, some of which provide for private rights of action, which may increase the likelihood of class action litigation that could also adversely affect its reputation, business, financial condition, and results of operations. For example, several states in the U.S. have proposed or enacted laws that contain obligations similar to the CCPA and CPRA that have taken effect or will take effect in coming years. The U.S. federal government is also contemplating federal privacy legislation. Its efforts to comply with existing and future legal requirements has required it and will continue to require it to devote significant operational resources and incur significant expenses. Its privacy and data protection compliance and oversight efforts will require significant time and attention from its management and board of directors.

Further, children’s privacy has been a focus of recent enforcement activities and subjects its business to potential liability that could adversely affect its business, financial condition, or operating results. Enforcement of COPPA, which requires companies to obtain parental consent before collecting personal information from children known to be under the age of 13or from child-directed websites or online services, has increased in recent years. In addition, the GDPR prohibits certain processing of the personal information of children under the age of 13 to 16 (depending on jurisdiction) without parental consent where consent is used as the lawful basis for processing that personal information. The CCPA, as amended and supplemented by the CPRA, requires companies to obtain the consent of children in California under the age of 16 (or parental consent for children under the age of 13) before selling their personal information. There also may be various laws, regulations, industry standards, codes of conduct, or other actual or asserted obligations relating to children’s privacy to which it may be, or be asserted to be, subject, or that may otherwise impact its business and operations. For example, the United Kingdom’s Age Appropriate Design Code (“AADC”) is one such regulatory framework that has been adopted in the United Kingdom that focuses on online safety and protection of children’s privacy online, and similar frameworks are being considered for adoption in other jurisdictions. California also has enacted the California Age-Appropriate Design Code Act (“ADCA”), which will take effect on July 1, 2024. The ADCA implements into law certain principles taken from the AADC, among other things, and imposes substantial new obligations upon companies that offer online services, products, or features “likely to be accessed” by children, defined under the ADCA as anyone under 18 years of age. Although it takes reasonable efforts to comply with these laws and regulations, it may in the future face claims under COPPA, the GDPR, the CCPA, the CRPA, or other laws, regulations, or other actual or asserted obligations relating to children’s privacy.

All of its mobile games are subject to privacy policies and terms of service located in application storefronts, within its mobile games, and on its respective websites. Core Gaming endeavors to comply with industry standards and is subject to the terms of its privacy-related obligations and commitments to users and third parties. Core Gaming strives to comply with all applicable laws, policies, legal obligations, and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably possible. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or its practices. It is also possible that new laws, policies, legal obligations, or industry codes of conduct may be passed, or existing laws, policies, legal obligations, or industry codes of conduct may be interpreted in such a way that could prevent it from being able to offer services to citizens of a certain jurisdiction or may make it costlier or more difficult for it to do so. Any failure or perceived failure by it to comply with its terms of service or privacy policy, or with applicable laws, regulations, or legal, contractual, or other actual or asserted obligations to users or third parties, concerning privacy, information security, data protection, consumer protection, or protection of minors, or its privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions or other proceedings, claims, demands, and litigation by private parties, or public statements against it by consumer advocacy groups or others and could cause its users to lose trust in it, which could adversely affect its business, financial condition, or results of operations. Additionally, if third parties it works with, such as users, co-developers, vendors, or service providers, violate applicable laws or its policies, such violations may also put its users’ information at risk and could in turn adversely affect its reputation, business, financial condition, and results of operations.

Its business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject it to claims or otherwise adversely affect its business, financial condition, and results of operations.

Core Gaming is subject to a variety of laws in the United States and abroad that affect its business, including state and federal laws regarding consumer protection, electronic marketing, protection of minors, data protection, and privacy, competition, taxation, intellectual property, money transmission, money laundering, investment screening, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to it are often uncertain and may be conflicting, particularly laws outside the United States. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with its current practices and which could adversely affect its business. As its business and service offerings grow and evolve and its apps are used in a greater number of countries, it may also become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that it is required to comply with their laws and regulations. The regulation of AI technologies is a relatively new and evolving area of law which it may be subject to as some of the tools it uses to develop and co-develop its apps incorporate AI technologies, and as it continues to explore the use of AI in its future offerings, including its apps. For example, in the EU, the EU Artificial Intelligence Act, once enacted, will impose a regulatory framework for companies’ development and use of AI systems. Beyond the EU and U.S., more than 37 countries have proposed AI-related legal frameworks. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with its current practices and that could adversely affect its business.

With respect to its apps, it is potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, many of which are ambiguous or still evolving and could be interpreted in ways that could adversely affect its business or expose it to liability. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm its reputation or otherwise impact the growth of its business. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics or genres. Further, laws or regulations may vary significantly across jurisdictions.

Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as Core Gaming that conduct business through the internet and mobile devices. For example, China implemented a policy in September 2021 that restricts online gaming for those under age 18 to one hits in the evening on Fridays, weekends, and public holidays. Core Gaming anticipates that scrutiny and regulation of its industry will increase and it will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the labeling of free-to-play mobile games, or the regulation of currency, banking institutions, unclaimed property or money transmission, may be interpreted to cover its mobile games and the virtual currency, goods, or payments that it receives. Core Gaming may also expand into new business opportunities that subject it to additional laws and regulations. As such, it may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on it meeting certain capital and other requirements and it may be subject to additional regulation and oversight, all of which could significantly increase its operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of the mobile app industry. Any costs that it incurs as a result of adapting to laws and regulations, or as a result of liability in connection therewith, could adversely affect its business, financial condition, and results of operations.

The development and use of AI in its business, combined with an uncertain regulatory environment, may adversely affect its business, reputation, financial condition or results of operations.

Core Gaming uses AI technologies in its business, and is investing in the expansion of its AI capabilities, including possibly generative AI. These technologies are complex and rapidly evolving. The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality, privacy, data protection, or security risks, ethical concerns, or other complications that could adversely affect its business, reputation, financial condition or results of operations. The impact of AI technology on intellectual property ownership and licensing rights, including copyright, has not been fully addressed by U.S. courts or other federal or state laws or regulations, and the use of third-party AI technologies in connection with its products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Its customers or others may rely on or use this flawed content to their detriment, which may expose it to brand or reputational harm, competitive harm, and/or legal liability.

Core Gaming is subject to the Foreign Corrupt Practices Act, and similar anti-corruption and anti- bribery laws, and non-compliance with such laws could subject it to criminal penalties or significant fines and adversely affect its business and reputation.

Core Gaming is subject to the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption and anti-bribery laws applicable in the jurisdictions in which it conducts business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies, their employees, and third party business partners, representatives, and agents from promising, authorizing, making or offering improper payments or other benefits, directly or indirectly, to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As it continues to expand its business internationally, its risks under these laws increase.

Core Gaming and its third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and it may be held liable for the corrupt or other illegal activities of its employees, third-party business partners, representatives, and agents, even if it does not explicitly authorize such activities. These laws also require that it keeps accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While it has policies and procedures to address compliance with such laws, Core Gaming cannot assure you/us that its employees, third-party business partners, representatives, and agents will not take actions in violation of its policies or applicable law, for which it may be ultimately held responsible and its exposure for violating these laws increases as its international presence expands and as it increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, suspension or disbarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against it, its officers, or its employees, disgorgement of profits, other sanctions and remedial measures, and prohibitions on the conduct of its business, any of which could adversely affect its reputation, business, financial condition, and results of operations.

Core Gaming is subject to governmental export controls and economic sanctions laws that could impair its ability to compete in global markets or subject it to liability if it violates the controls.

Its apps may be subject to U.S. export controls. Exports of its products and the underlying technology may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report, as applicable.

Furthermore, its activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control that prohibit the shipment of most technologies to embargoed jurisdictions or sanctioned parties without the required export authorizations. If it needs to obtain any necessary export license or other authorization for a particular sale, the process may be time-consuming and may result in the delay or loss of opportunities to sell its products.

It takes precautions to prevent its products and the underlying technology from being provided, deployed or used in violation of export control and sanctions laws, including implementation of IP address blocking and sanctioned person screening, and are in the process of further enhancing its policies and procedures relating to export control and sanctions compliance. It cannot assure you, however, that its policies and procedures relating to export control and sanctions compliance will prevent violations in the future by it or its partners or agents. If it is found to be in violation of U.S. sanctions or export control regulations, including failure to obtain appropriate import, export, or re-export licenses or permits, it can result in significant penalties and government investigations, as well as reputational harm and loss of business. Knowing and willful violations can result in possible incarceration for responsible employees and managers.

In addition to the United States, various other countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit its ability to distribute its apps. Changes in its apps or future changes in export and import regulations may create delays in the introduction of new apps and the underlying technology in international markets, prevent its clients with global operations from deploying its products globally, or, in some cases, prevent the export or import of its apps to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Its growth strategy includes further expanding its operations and client and user base in international markets and acquiring companies that may operate in countries where it does not already do business. Such acquisitions may subject it to additional or expanded export regulations. Further, any change in export or import regulations or controls, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of its products by, or in its decreased ability to export or offer its services to, existing or potential clients with global operations. Any decreased use of its apps or services or limitation on its ability to export or sell its apps and services in major international markets could adversely affect its business, financial condition, and results of operations.

Core Gaming may require additional capital to meet its financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

Core Gaming intends to continue to make significant investments to support its business growth and may require additional funds to respond to business challenges, including the need to continue to develop its technologies and BI platform, enhance its existing apps and develop new apps and features, improve its operating infrastructure, or enter into strategic acquisitions and other business relationships. Accordingly, it may need to engage in equity, equity-linked, or debt financings to secure additional funds. If it raises additional funds through future issuances of equity or convertible debt securities, its existing stockholders could experience significant dilution, and any new equity securities it issues could have rights, preferences, and privileges superior to those of holders of its common shares. Any debt financing that it secures in the future could involve offering additional security interests and undertaking restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for it to obtain additional capital and to pursue business opportunities. It may not be able to obtain additional financing on terms favorable to it, if at all. Additionally, if it seeks to access additional capital or increase its borrowing, there can be no assurance that financing and credit may be available on favorable terms, if at all. If it is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support its business growth and to respond to business challenges could be significantly impaired, and its business, financial condition, or results of operations could be adversely affected.

Changes in tax laws or tax rulings could adversely affect its effective tax rates, business, financial condition, and results of operations.

The tax regimes it is subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause it to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value added, digital, net worth, property, and goods and services taxes), which in turn could adversely affect its financial condition and results of operations. For example, in December 2017, the U.S. federal government enacted the tax reform legislation known as the Tax Cuts and Jobs Act (the 2017 Tax Act). The 2017 Tax Act significantly changed the existing U.S. corporate income tax laws by, among other things, lowering the U.S. corporate tax rate, implementing a partially territorial tax system, and imposing a one-time deemed repatriation tax on certain post-1986 foreign earnings. In addition, beginning in 2022, the Tax Act will require U.S. research and experimental expenditures to be capitalized and amortized ratably over a five-year period. Any such expenditures attributable to research conducted outside the U.S. must be capitalized and amortized over a 15-year period. Furthermore, many countries in the EU, as well as a number of other countries and organizations such as the Organisation for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact its tax obligations. Some of these or other new rules could result in double taxation of its international earnings. Any significant changes to its future effective tax rate could adversely affect its business, financial condition, and results of operations.

Core Gaming may have exposure to greater than anticipated tax liabilities.

Its income tax obligations are based in part on its corporate operating structure and intercompany arrangements, including the manner in which it develops, values, manages, and uses its intellectual property and the valuation of its intercompany transactions. The tax laws applicable to its business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. Its existing corporate structure and intercompany arrangements have been implemented in a manner it believes is in compliance with current prevailing tax laws. The taxing authorities of the jurisdictions in which it operates, however, may challenge its methodologies for valuing developed technology or intercompany arrangements, which could impact its worldwide effective tax rate and adversely affect its financial condition and results of operations. Moreover, changes to its corporate structure, including through acquisitions, could impact its worldwide effective tax rate and adversely affect its business, financial condition, and results of operations.

Significant judgment is required in evaluating its tax positions and its worldwide provision for (benefit from) taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. Its tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations, including those relating to income tax nexus, by its earnings being lower than anticipated in jurisdictions where it has lower statutory rates and higher than anticipated in jurisdictions where it has higher statutory rates, by challenges to its intercompany relationships and transfer pricing arrangements. The relevant taxing authorities may disagree with its determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and its position were not sustained, it could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of its business, with some changes possibly affecting its tax obligations in future or past years. It believes that its financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

If Core Gaming is found liable for content that is distributed through or advertising that is served through its apps, its business could be adversely affected.

As a distributor of content, it faces potential liability for negligence, copyright, patent or trademark infringement, public performance royalties, or other claims based on the nature and content of materials that it distributes. The Digital Millennium Copyright Act (the “DMCA”) is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to user content that includes materials that infringe copyrights or other rights. It relies on the protections provided by the DMCA in conducting its business.

However, the DMCA and similar statutes and doctrines that it may rely on in the future are subject to uncertain judicial interpretation and regulatory and legislative amendments. Future regulatory or legislative changes may ultimately require it to take a more active approach towards content moderation, which could diminish the depth, breadth, and variety of content it offers and, in so doing, reduces its revenue. Moreover, the DMCA provides protections primarily in the United States. If the rules around these statutes and doctrines change, if international jurisdictions refuse to apply similar protections, or if a court were to disagree with its application of those rules to its business, it could incur liability and its business could be adversely affected. If it becomes liable for these types of claims as a result of the content that is included in its apps or the advertisements that are served in its apps, then its business may be adversely affected. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could adversely affect its business. Its insurance may not be adequate to cover these types of claims or any liability that may be imposed on it

Legal or regulatory proceedings and settlements could cause it to incur additional expenses or otherwise adversely affect its business, financial condition, and results of operations.

Core Gaming is involved in or may become involved in claims, suits, government investigations, including formal and informal inquiries from government authorities and regulators, and proceedings arising in the ordinary course of its business, including actions with respect to intellectual property claims, securities claims, privacy, data protection, or law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims, and other matters. Core Gaming may become the subject of investigations, inquiries, data requests, requests for information, actions, and audits in the United States and around the world, particularly in the areas of privacy, data protection, law enforcement, consumer protection, and competition, as it continues to grow and expand its operations.

Any such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcomes, such legal or regulatory proceedings can have an adverse impact on it because of legal costs, diversion of management and other personnel attention, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in substantial costs, civil and criminal liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing it from offering certain features, functionalities, products or services, or requiring a change in its business practices, products or technologies, which could adversely affect its reputation, business, financial condition, and results of operations.

Risks Related to Core Gaming’s Intellectual Property

Failure to protect or enforce its proprietary and intellectual property rights or the costs involved in such enforcement could adversely affect its business, financial condition, and results of operations.

Core Gaming regards its technologies, BI platform, and apps and related source code as proprietary and relies on a variety of methods, including a combination of copyright, patent, trademark, and trade secret laws and non-disclosure agreements, to protect its proprietary rights. It views the protection of its trade secrets, copyrights, trademarks, service marks, trade dress, domain names, patents, and other product rights as critical to its success. It strives to protect its intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions and business practices. It also regularly enters into confidentiality and invention assignment agreements with its contractors and confidentiality agreements with parties with whom it conducts business in order to limit access to, and disclosure and use of, its proprietary information. These contractual arrangements and business practices, however, may not prevent the misappropriation of its proprietary information or deter independent development of similar technologies by others.

Core Gaming owns or licenses, and pursues the registration of, copyrights, trademarks, service marks, domain names, and patents in the United States and in certain locations outside the United States. This process can be expensive and time-consuming, may not always be successful depending on local laws or other circumstances, and it also may choose not to pursue registrations in every location depending on the nature of the project to which the intellectual property rights pertain. Core Gaming may, over time, increase its investments in protecting its creative works.

Core Gaming is aware that some unauthorized copying of its apps occur, and if a significantly greater amount of unauthorized copying of its apps were to occur, it could adversely affect its business. In addition, even if authorized copying of its apps occurs, third-party platforms may not remove infringing material. It also cannot be certain that existing intellectual property laws will provide adequate protection for its products in connection with emerging technologies. As a result, its ability to fully protect its products, technologies and solutions under current and future legal regimes may be limited or impacted by future laws, regulations, interpretations or other legislative or judicial actions. Litigation may be necessary to enforce its intellectual property rights, protect its trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, and diversion of management and technical resources. If Core Gaming fails to maintain, protect, and enhance its intellectual property rights, its business, financial condition, and results of operations could be adversely affected.

Core Gaming is, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require it to pay significant damages and could limit its ability to use certain technologies in the future.

From time to time, it has faced, and it may face in the future, allegations that it has infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, it may be obligated to alter its technologies or apps, in a particular geographic region or worldwide, pay royalties or significant settlement costs, purchase licenses, or develop substitutes.

Some of its development tools contain open source software, and it licenses some of its software through open source projects, which may pose particular risks to its proprietary software, products, and services in a manner that could adversely affect its business, financial condition, and results of operations.

Core Gaming uses open source software in its app creation tools and apps and expect to continue to use open source software in the future. In addition, it contributes software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate continuing to do so in the future. The terms of many open source licenses to which it is subject has not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on its ability to provide or distribute its products or services. Additionally, under some open source licenses, if it combines its proprietary software with open source software in a certain manner, third parties may claim ownership of, a license to, or demand release of, the open source software or derivative works that it developed using such software, which could include its proprietary source code. Such third parties may also seek to enforce the terms of the applicable open source license through litigation which, if successful, could require it to make its proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until it can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and it may not be able to complete it successfully. In addition to risks related to open source license requirements, use of certain open source software may pose greater risks than use of third-party commercial software, since open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect its business, financial condition, and results of operations.

Core Gaming’s ability to acquire and maintain licenses to intellectual property may affect its business, financial condition, and results of operations. Competition for these licenses may make them more expensive and increase its costs.

From time to time, it also acquires rights to third-party intellectual property. Proprietary licenses may limit its use of intellectual property to specific uses and for specific time periods, require time and attention of licensors in providing guidance and related approvals, and include other contractual obligations with which it must comply. Additionally, competition for these licenses is intense and often results in increased advances, minimum payment guarantees, and royalties to the licensor, and as such it may be unable to identify suitable licensing targets or complete licensing arrangements. If it is unable to obtain and remain in compliance with the terms of these licenses or obtain additional licenses on reasonable economic terms, its business and results of operations could be adversely affected. Further, if the mix of the games it publishes shifts toward mobile games in which it uses licensed intellectual property, or if it develops additional apps that require licensing of third-party intellectual property, its overall margins may be reduced due to royalty obligations.

In addition, many of its apps are built on proprietary source code of third parties, such as Unity Software. Unity Software offers certain solutions that may compete with its offerings. If it is unable to renew licenses to proprietary source code underlying its mobile games, or the terms and conditions of these licenses change at the time of renewal, its business, financial condition, and results of operations could be adversely affected. Core Gaming relies on third parties, including Unity Software, to maintain versions of their proprietary engines that allow it to distribute its mobile games on multiple platforms. If a third party from whom it licenses source code discontinues support for one or more of these platforms, its business, financial condition, and results of operations could be adversely affected.

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

Our auditor has agreed with management’s decision to include a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2024, expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us. The Canadian registered office of the Company is located at 7404 King George Boulevard, Suite 200, Surrey, British Columbia, V3W-1N6 and our warehouse and Canadian sales headquarters is located at 1751 Richardson Street, Suite #2207, Montreal, Quebec H3K-1G6, Canada. Our agent for U.S. federal securities law purposes is c/o Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Merger Agreement

On February 26, 2025, the Company entered into a Merger Agreement with Core Gaming, Inc., a Delaware corporation, and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of the Company (“Merger Sub”). The Company, Merger Sub and Core Gaming may each be referred to hereinafter as a “Party” and, collectively, as the “Parties.”

Merger

Pursuant to the Merger Agreement, the Parties will effect the following transactions:

a)	“Core” will merge with and into Merger Sub, with “Core” continuing as the surviving entity and a wholly owned subsidiary of the Company.

b)	In exchange for the outstanding shares of “Core” common stock, the Company will issue common shares to the shareholders of “Core” based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the Company’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger;

c)	On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and

d)	At the Effective Time, all assets, properties, rights, privileges, powers, and franchises of “Core” and Merger Sub will vest in the “Core” as the surviving corporation in the Merger.

In the event that the number of “Core”‘s common shares (the “Legacy Siyata Shares”) held by “Core” stockholders who are “Core” stockholders immediately prior to the Effective Time (the “Legacy Stockholders”) would equal, following issuance of the merger consideration shares, less than 10% of the issued and outstanding common shares of Siyata on a fully diluted basis, then Siyata shall declare a stock dividend on the Legacy Siyata Shares outstanding as of the record date that is one business day prior to the Effective Time, such that the number of Siyata common shares held by the Legacy Stockholders represents at least 10% of the then-issued and outstanding common shares of Siyata. The stock dividend, if any, shall be paid on a date that is no more than six months after the Effective Time.

The following diagram illustrates our corporate structure as of the date of this Annual Report:

The following diagram illustrates our corporate structure after the consummation of as of the merger with Core:

Siyata Mobile Inc.
Siyata PTT
CORE GAMING INC., a Delaware corporation.
Siyata Mobile (Canada) Inc.
British Columbia, Canada
Queensgate Resources Corp.
British Columbia, Canada
Signifi Mobile Inc.
Montreal, Canada
Newbyera Technology Limited
a Hong Kong limited liability company.
Clear RF Nevada Inc
Nevada, USA
Siyata Mobile Israel Ltd.
Israel
Queensgate Resources US Corp.
Nevada, USA
Clear RF LLC Montreal, Canada

Our website address is https://www.siyata.net/. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

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

SD7+ Body Cam

SD7-ULTRA Handset

Siyata has also announced the SD7_Ultra which is a 5G mission critical PTT device with Body Cam. This device can replace both an LMR two-way radio and a dedicated body camera device for police, security, or any customer who requires PTT and body camera functionality. The SD7-ULTRA is expected to begin shipping in the coming months.

SD7-ULTRA S Handset

Siyata has also announced the SD7_Ultra S which is a 5G full Smartphone for mission critical PTT. This device can replace both an LMR two-way radio and a dedicated body camera device for police, security, or any customer who requires PTT and body camera functionality. The SD7-ULTRA S is expected to begin shipping in the coming months

Siyata also offers purpose built in-vehicle communication devices. In 2022, Siyata launched the VK7, a first-of-its-kind, patent-pending vehicle kit with an integrated 10-watt speaker, a simple slide-in connection sleeve for the SD7 Handset, and an external antenna connection for connecting an antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (“LMR”) device. The VK7 has been uniquely designed to be used with the SD7 Handset, while connecting directly into the vehicle’s power and can also connect to our cellular amplifier for better cellular connectivity. The pending patent for the VK7 Vehicle Kit provides temperature control by heating the VK7 in cold environments, and cooling the VK7 in hot environments. The VK7 can also be equipped with an external remote speaker microphone (“RSM”) to ensure compliance with hands-free communication legislation.

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

Cellular boosters are also offered by Siyata with approximately 30 million of these devices sold globally every year. Siyata manufactures and sells Cellular boosters and accessories for enterprise, first responder and consumer customers with a focus on the North America markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles; but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download scripts; for remote workers who require strong clear cellular signals; and for first responders where connectivity literally means the difference between life and death - just to name a few examples. The vehicle vertical in this portfolio complements Siyata’s rugged handsets and in-vehicle devices as these sales can be bundled through the Company’s existing sales channels.

U70P In-Building Booster	UM50 In-Vehicle Booster	UM2M In-Vehicle Booster

We offer a full line of cellular boosters, to boost cellular reception.. We had entered into a partnership whereby Uniden America Corporation, the North American subsidiary of Japan-based Uniden Corporation, has granted the exclusive license to us to market cellular signal boosters under the Uniden® brand name within the U.S. and Canada, on a rolling three year contract term, which was mutually terminated as of December 31, 2024. Cellular booster kits solve issues of poor reception, dropped calls, lost data and transmission quality issues that users routinely experience on every cellular network. These easy-to-install cellular booster kits are designed for homes, cabins, offices, and buildings to improve the cellular signal reception indoors, allowing people to use their cellular phones indoors where they previously could not do so. We also offer models designed for vehicles, both wired and wireless boosters, to improve the cellular reception inside a vehicle that is driving in a weak cellular signal area. Cellular signal boosters offer kits designed to offer cellphone coverage for difference distances, including kits for a small area of 1 or 2 rooms, and more expansive solutions that will cover over 100,000 sq. ft. Our cellular signal boosters are carrier agnostic to ensure the best signal integrity, supporting 2G, 3G, 4G and soon 5G (in development) technologies on all carriers operating in North America.

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

Also of note, as of August 2024, Siyata SD7 Handset is now in a “stocked” position at AT&T, Verizon, USCellular, and Bell Mobility in Canada. This means that these carriers are able to apply marketing promotions and pricing subsidies for this product to make SD7 even more affordable for their customers.

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

Uniden America Corporation

In December 2012, Signifi Mobile, the Company’s wholly-owned subsidiary entered into a license agreement with Uniden America Corporation, as amended (the “Uniden Agreement”). The Uniden Agreement provides for the Company to use the trademark “Uniden®”, along with associated designs and trade dress to distribute, market and sell its In-Vehicle device, cellular signal booster and accessories during its term in North America. The agreement was terminated as of December 31, 2024.

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

Core Gaming, Inc.

Overview

Core Gaming, Inc. is a mobile gaming developer and publisher incorporated under the laws of the State of Delaware. Its registered and principal executive offices are located at 25 SE 2nd Avenue Ste. 550 Miami, Florida 33131. It creates entertaining games for millions of players worldwide, while empowering developers to deliver player-focused games to enthusiasts in over 140 countries. Powered by artificial intelligence (“AI”) tools and algorithms, Core Gaming is focused on the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generates revenue through the display of ads in the games.

Founded in 2024, Core Gaming acquired Newbyera Technology Limited, a limited company incorporated under the laws of Hong Kong (“Newbyera”), pursuant to a share exchange agreement in June 2024. Through this operating subsidiary, Core Gaming reaches over 40 million active users worldwide every month and continues to fuel its growth through creativity and innovation. Core Gaming’s apps have over 600 million downloads.

Core Gaming’s mission is to become a leading casual mobile game developer and publisher. Its software, coupled with its deep industry knowledge and expertise and its focus on efficiency, has enabled it to rapidly scale a diversified portfolio of mobile games that it has developed and co-developed. To date Core Gaming has launched more than 2,000 games into the market. It has created proprietary analytical software, in the form of our BI platform, that provides deep insight into the effectiveness of various marketing efforts for each title, enabling us to focus on those channels that are the most successful in reaching our target audience, in terms of both the distribution of games and the serving of ads. Core Gaming believes that its algorithm-driven approach affords it a competitive advantage that has helped fuel its rapid growth.

Industry and Market Opportunity

Over the last 15 years, mobile apps have become a major part of consumers’ lives. Consumers today have access to a diverse range of mobile applications, allowing users to seamlessly access entertainment, shopping, healthcare, and other services. The rapid growth of mobile gaming, as one category of entertainment apps, has created opportunities for mobile game developers, as well as challenges for them in reaching consumers and monetizing their games in an increasingly crowded marketplace. Most developers lack access to the marketing and monetization tools required to stand out among countless competing mobile games. According to Statistica, the mobile gaming industry is projected to reach $126 billion in 2025, with a compound annual growth rate (CAGR) of 5.6% from 2025 to 2029, leading to a projected market value of $157 billion by 2029.1 The number of users worldwide is anticipated to reach 2.4 billion by 2029.2 Estimates show that gamers spend in excess of seven hours per week gaming, a figure that continues to grow.3

Gaming on mobile devices has seen the greatest growth among the various gaming platforms, such as consoles and computers, largely driven by affordability of the devices and availability of content. According to Statistica, mobile gaming has its largest footprint in Southeast Asia, where mobile devices have seen substantial proliferation over the last decade, whereas console gaming has its largest footprints in North America and Europe, where disposable income is higher than in other regions. Within mobile gaming, the fastest growth has been among free-to-play games, where app developers earn revenue from advertising displayed within the game.

[1]	https://www.statista.com/outlook/amo/media/games/mobile-games/worldwide

[2]	Id.

[3]	Janice Fernandes, Global: A quarter of consumers now playing in excess of 7 hours of mobile phone games a week, YouGov (July 6, 2022), at https://business.yougov.com/content/43077-global-quarter-consumers-now-playing-excess-7-hour

Competition

The mobile gaming industry is extremely competitive globally, with many companies offering products and services similar to ours. The industry is highly fragmented and composed of companies ranging from small independent developers with limited resources to very large development companies with longer operating histories, greater financial, technical and marketing resources, and larger user bases than we have. Our primary competitors are other game developers, as well as companies that provide competing services to their customers, in particular, game publishing, including promotional activities. In addition, while the industry is experiencing significant growth, it continues to evolve and create new markets, which could lead to additional competition in the future. Successful execution of our strategy depends, in part, on our continued ability to attract and retain players in the markets where we are established and to expand the market for our games. Our continued success also depends on our ability to maintain our technological edge by continually refining our BI platform and offering new capabilities to developers and players.

Competitive Advantages

We believe that Core Gaming has a number of competitive advantages, first among them our track record of successfully launching and monetizing mobile games, which helps us to stand apart from competitors. Contributing to this track record are our high level of expertise in the mobile games ecosystem, our extensive relationships with third parties in the mobile game industry, and our proven ability to quickly expand into new markets and offerings. And underlying this success is our proprietary BI platform, with its unique algorithms and AI technologies that enable us to reach, with exceptional efficiency, a large number of target customers in diverse cultures and geographies for the many games we publish.

Our BI platform is a suite of AI marketing solutions that enables our marketing team to automate, optimize and manage our marketing efforts across different ad platforms and channels to increase the effectiveness of our efforts and the efficiency of our team, resulting in higher levels of monetization with lower levels of expenditure. Our marketing team leverages extensive data collected globally from our wide-ranging marketing activities to identify the types of users who are most likely to download and engage with particular types of games. Using the AI tools provided by the platform, the system enables our marketing team to generate content tailored to connect with users in different regions around the world. The team can set targeted returns, and the platform will monitor the data from different ad platforms to enable the team to run the marketing campaigns efficiently by assessing the campaigns’ effectiveness in real time, tweaking the approach automatically, and reaching the stated goals. In sum, AI is integral to our BI platform both in the analysis of our marketing campaigns in the generation of thousands of pictures and videos daily for ads, using less labor and producing faster and higher quality results.

Core Gaming helps its partners achieve user acquisition, cross-promotion, monetization and scalability. Core Gaming’s teams continue to innovate and develop cutting edge technology to keep our customers engaged through increased gamification and interactivity. In 2024, Core Gaming began rolling out AI tools that employ state of the art language, image and video models. Core Gaming’s AI-driven content generation streamlines mobile game production, reducing production time by over 40% compared to standard, non-AI driven production, and significantly enhances the final product. The technology has been well-received by content creators and influencers, as has been demonstrated by thousands of creators sharing AI-generated videos on various social media platforms like TikTok. We work with major mainstream distribution channels, advertising platforms, and data providers.

Business Model

We develop, co-develop and publish mobile gaming apps, distribute the games through our highly effective marketing efforts, and generate revenue by serving ads in the games.

Third-party game developers partner with us because of our expertise in marketing and monetizing apps. The advertisers who work with us seek to target the highly relevant users of apps in our diverse portfolio of apps. We display ads in the games in our portfolio and collect the related revenue, in the form of advertisement publishing fees, from various advertisement platforms, such as Applovin and Google. We serve advertisements from these platforms by integrating the platforms into our games and earn fees based on various metrics, such as impressions (the number of times an ad is displayed), clicks, and user downloads. Where a game was co-developed or was developed entirely by another developer, we share revenue from advertisements served in the game with such other party.

Employees

Through our operating subsidiary, we have a staff of 42 managing our operations by publishing apps, leveraging our BI platform, and coordinating with co-developers, among other things. Seven of these individuals are full time employees and 35 are independent contractors provided by Moremo Network Limited (“Moremo”), the former holding company of Newbyera, to which we pay a fee for those contractors and for the use of more than 100 others on an ad hoc basis pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera. Pursuant to this contract, Moremo provides labor dispatch services to Newbyera with respect to Chinese contract employees and in that regard (i) manages such employees’ recruitment, contracts, social insurance, housing provident funds, and payroll and (ii) pays the total employment costs (salaries, benefits, management fees) of such contract employees and ensures that the terms of their employment complies with local labor laws. The agreement provides that Moremo has the right to collect from Newbyera such contract employees’ compensation and related payments due to government entities and all employment-related fees. The contract has an initial five-year term ending on April 30, 2026, and will be automatically renewed for successive five-year periods unless either party objects to such renewal 30 days prior to the termination date, unless terminated earlier pursuant to its terms. We paid Moremo ¥1,516,340.68 (approximately $210,602.77) and ¥2,111,755.00 (approximately $293,299.31), respectively, during the years ended December 31, 2024 and 2023 for salaries, benefits and other payments, and management fees pursuant to the labor service contract.

We rely on our highly skilled, technically trained and creative service providers with desirable skill sets, including game designers, engineers and project managers, to develop new technologies and create innovative games. Our goal is to attract and retain highly qualified and motivated providers directly or through Moremo.

Research and Development

Our research and design team has extensive expertise in creating new content and gameplay features, as well as proprietary tools and systems to enable the efficient design, development and implementation of new content and features. Continued investment in research and development is important to attaining our strategic objectives and meeting the evolving needs of our customers. To maintain our competitive edge, we focus on innovating new technologies, which we apply to new and existing games. We also develop and integrate into our products both open source and internal AI technologies as follows:

Text and Language Models

1.	Model Technology: We use state-of-the-art Transformer-based pre-trained language models (such as GPT-4) and domain-specific fine-tuned models.

2.	Applications and Features: These models excel at understanding user requirements and generating high-quality, diverse, multilingual content. Capabilities include creative copywriting, precise multilingual translations, asset ideation, and risk analysis. Our technology supports multilingual generation with outstanding performance in logical coherence, semantic depth, and stylistic control.

3.	Impact: Our AI-driven content generation streamlines asset production, reducing production time by over 40% and significantly enhancing creative output and efficiency.

Voice Models

1.	Model Technology: Our advanced in-house voice cloning and Text-to-Speech (“TTS”) models accurately replicate human voice characteristics, including tone, timbre, and emotion. Using high-fidelity voice cloning models like Cosy Voice and SoVits, we can transform any text into speech that matches any individual’s voice.

2.	Applications and Features: We offer personalized voice cloning services that require only minimal voice samples to generate high-quality, natural-sounding cloned voices. Our TTS models support multiple languages and voice options, catering to a variety of use cases.

3.	Impact: Our high-fidelity voice cloning preserves both vocal tone and emotional nuances, facilitating multilingual adaptations for film and media projects. For example, our partner LuckyShort utilizes our voice cloning and TTS technology for automated multilingual dubbing of short dramas, achieving a 50% boost in content production efficiency while significantly reducing labor costs.

Image Models

1.	Model Technology: We utilize Generative Adversarial Networks (GANs) and diffusion-based models (such as Stable Diffusion and Flux) to optimize artistic stylization and image generation.

2.	Applications and Features: Our models support various image transformation and generation styles, including artistic style transfer, anime conversion, and vintage filters. These models can generate high-resolution, high-quality images and offer customizable AI-generated portraits, memes, and more. Our technology is known for precise style control and attention to detail, supporting user-specific customization.

3.	Impact: The generated images achieve a high standard of artistic and visual authenticity, widely used in game design, social media content, and advertising. Our models provide users with innovative ways to create visual assets, sparking new creative ideas.

Video Models

1.	Model Technology: Our video generation technology is built on diffusion models optimized for temporal consistency and neural rendering techniques (such as Video Diffusion and Deforum). By integrating cutting-edge models like Vidu and Kling, we enable video style transfer and text/image-to-video generation.

2.	Applications and Features: We support transforming video content into animated, stylized versions and generating dynamic video content from text or images. Our models address challenges related to temporal consistency and smooth detail transitions, making them ideal for film production and creative short videos.

3.	Impact: The generated videos are diverse in style, fluid in motion, and rich in detail. This technology has been well-received by content creators and influencers, with thousands of creators sharing AI-generated videos on platforms like TikTok.

Advantages of Internal AI Technology:

1.	High-Quality and Stable Video/Audio Conversion with User-Friendly Operation:

○	Our AI technology delivers exceptional video conversion results, maintaining high-definition quality throughout the process and ensuring smooth playback across various video types.

○	Compared to other technologies, our AI demonstrates superior stability in sound processing. Whether in noisy environments or handling complex audio signals, it can accurately distinguish and restore audio details, ensuring clear and natural sound output.

○	Our digital human generation technology is extremely easy to use. Users don’t need a technical background or programming knowledge; high-quality digital human characters can be created with just a few simple steps.

2.	Robust Backend Data Management:

○	The AI computing resource management platform offers global, multi-cloud resource management capabilities. It dynamically adjusts computing resources, scaling up or down as needed, to maximize efficiency and minimize costs. It supports multi-task management and monitors real-time price changes to ensure cost optimization.

○	The BigP Management Console provides monitoring, analysis, and management functions for AI tasks and user data, enabling businesses to effectively oversee AI computing activities.

○	The BigP Server Platform efficiently processes user-uploaded images, videos, and AI tasks. It optimizes task flows through precise management, ensuring stability and flexibility in services

Overall Advantages Compared to Market Products:

1.	High Level of Technology Integration: From image and video processing to voice handling, our solutions cover a wide range of scenarios with comprehensive functionality and user-friendly operation.

2.	Optimized Resource Utilization: With the AI computing resource management platform, resources are dynamically allocated and optimized, ensuring strong cost-control capabilities.

3.	Excellent User Experience:

○	For Consumer Products: Simple and intuitive interfaces make it easy for everyday users to get started.

○	For Enterprise Platforms: Professional and efficient features cater to businesses, with the flexibility to support customized requirements for different enterprises.

Compliance with Government Regulation

We are subject to various federal, state, and overseas laws and regulations that affect companies conducting business on mobile platforms, including those relating to the internet, behavioral advertising, mobile apps, content, advertising and marketing activities, sweepstakes and giveaways, and anti-corruption (as well as those relating to privacy and data protection if we begin collecting such data in the future). Additional laws and regulations relating to these areas likely will be passed in the future, and these or existing laws and regulations may be interpreted or enforced in new or expanded manners, each of which could result in significant limitations on ways we can communicate with users and operate our business. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to our technologies, software, or business practices, and may significantly increase our compliance costs or otherwise adversely affect our business and results of operations. As our business expands in scale and our operations expand into additional jurisdictions, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny.

C.	Organizational Structure

Our subsidiaries as of December 31, 2024 are as follows:

Name of Subsidiary	Principal Activities	Place of Incorporation	Ownership
Queensgate Resources Corp	Inactive	British Columbia, Canada	100%
Queensgate Resources US Corp	Inactive	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	Inactive	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	R&D and wholesale distribution	Israel	100%
Signifi Mobile Inc.	Wholesale distribution	Quebec, Canada	100%
ClearRF Nevada Ltd.	Inactive	Nevada, USA	100%
ClearRF LLC	Inactive	Washington, USA	100%
Siyata PTT	Inactive	Cayman Islands	100%

D.	Property, Plant and Equipment

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

On September 25, 2020 the Company listed on the Nasdaq Capital Markets (“Nasdaq”) under the symbol SYTA for its Common Shares, and the Company’s warrants issued on September 29, 2020 at $86,310 are traded under the symbol SYTAW, and expire in five (5) years from the date of issue.

The registered and records office is located at 7404 King George Blvd, Suite- 200, Surrey, BC, V3W-1N6, Canada.

Significant Highlights

The following highlights and developments for the year ended December 31, 2024:

On January 22, 2024, we issued a press release announcing that CTS Mobility, LTD, a recognized leader in the mobile communications space, is now a distributor of Siyata’s mission-critical PoC (MCPTT) SD7 solution and its broad range of accessories.

On January 22, 2024, the Company entered into a new agreement for the Sale of Future Receipts in the amount of $339,813, that is repayable in equal consecutive 28 weekly instalments of $17,476 each including principal and interest.

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

On January 29, 2024 the Company received a loan from a financial institution of $200,000 that is repayable in equal consecutive 10 monthly instalments of $27,690 each including interest.

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

On March 21, 2024, the Company entered into a new agreement for the Sale of Future Receipts with the same purchaser in the amount of $2,000,000. The Company received $401,142 which represents a payment of $521,143 net of $120,000 of transaction fees. The remaining $1,478,857 balance of the original agreement and the $521,143 payment from the new agreement total a principal amount of $2,000,000. The new balance of $2,000,000 is repayable in weekly repayments of $100,000 per week for 29 weeks, accruing interest at the rate of 3.1% per week, for a total repayment of $2,900,000. The weekly payment amount is intended to represent 15% of the Company’s future sales.

On April 4, 2024, the Company announced it has added a new channel partner, 3AM Innovations, a software provider for first responders.

On April 5, 2024, the Company announced it will host a call on April 9, 2024 to share its fourth quarter and full year 2023 financial results.

On April 8, 2024, the Company announced its fourth quarter and full year 2023 financial results.

On April 9, 2024, the Company entered into a Securities Purchase Agreement (the “April Purchase Agreement”) with an institutional investor (the “Purchaser”), pursuant to which the Company sold, in a private placement, (i) 290 shares of the Company’s Class C Preferred Shares (the “Class C Preferred Shares”), stated value $1,000 per share (the “Stated Value”), at a price of $1,000 per share, convertible into shares (the “Conversion Shares”) of the Company’s common shares, no par value per share and (ii) a warrant (the “Warrant”) to purchase up to 656 shares of common shares. As additional consideration for entering into the April Purchase Agreement, the Company issued to the Purchaser an additional 156 shares of common shares to be delivered to the Purchaser at the closing (the “Commitment Shares,” together with the Class C Preferred Shares and the Warrant, the “Securities”). The offering resulted in gross proceeds to the company of $250,000. The Warrant is immediately exercisable subject to certain beneficial ownership limitations, has an exercise price of $572.40 per share, and will expire on the fifth anniversary of its issue date.

Each share of Class C Preferred Share shall be convertible, at any time and from time to time, at the option of the holder, into that number of shares of Common Share, subject to certain beneficial ownership limitations, determined by dividing the Stated Value of such share of Class C Preferred Share by the Conversion Price. The “Conversion Price” for the Class C Preferred Shares shall be the lower of (i) $572.40, or (ii) 85% of the lesser of (a) the average of the closing price for the Common Share during the ten (10) trading day period immediately prior to the closing of the April Purchase Agreement, and (b) the average closing price for the Common Share on the ten (10) trading days immediately prior to the conversion price, subject to adjustment as provided in the Notice Of Second Alteration Of Articles of the Company (the “Notice of Alteration”). Following the occurrence of a Triggering Event (as defined in the Notice of Alteration), the conversion price shall be the lowest of (i) One hundred and eighty dollar ($180.00), (ii) the then applicable conversion price; or (iii) twenty-five percent (25%) of the lowest traded price of the Common Shares during the fifteen (15) Trading Days preceding the relevant conversion.

On April 30, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor (“Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note in the principal amount of $150,150 (the “Note”), with a stated maturity date of February 28, 2025. The gross proceeds to the Company from the exercise totaled approximately $130,000, prior to deducting Investor’s legal and diligence expenses and agent fees/expenses. The Note’s interest and outstanding principal shall be paid in ten payments, each in the amount of $16,816.80 (a total payback to Investor of $168,169.00). The first payment shall be due May 30, 2024, with nine subsequent payments due each month thereafter. In the event the Company fails to pay any amount when due under the Note, the interest rate will increase to 22%. Upon the occurrence and during the continuation of any event of default under the Note (“Event of Default”), the Note will become immediately due and payable and the Company is required to pay to the Investor an amount equal to 150% times the sum of (a) the then outstanding principal amount of the Note, plus (b) any accrued and unpaid interest on the unpaid principal amount of this Note, plus (c) default interest, if any, plus (d) any other amounts owed to the Investor pursuant to the Note. Following any Event of Default, the Investor may convert any amount due under the Note into shares of the Company’s common shares (the “Conversion Shares”) at a conversion price equal to 75% multiplied by the lowest trading price for the Company’s common shares during the ten trading days prior to the conversion date (representing a discount rate of 25% to market); provided, however, that Investor may not convert any portion of the Note that would cause it, together with its affiliates, to beneficially own in excess of 4.99% of the Company’s common shares. The conversion price and number of shares of the Company’s common shares issuable upon conversion of the Note (if at all) will be subject to adjustment from time to time in the event of any combinations, recapitalization, reclassifications, or similar event.

Creation of New Class of Preferred Share. Concurrently with the April 9, 2024 offering, on the same date, the Company filed the Notice of Alteration with the State of British Columbia designating 290 shares out of the authorized but unissued shares of its preferred shares as Class C Preferred Shares with a stated value of $1,000 per share. The summary of the principal terms of the Class C Preferred Shares is detailed in the ‘Description of Securities’,

On May 7, 2024, Siyata Mobile Inc., (the “Company” or “we”), entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best efforts offering (the “Offering”): (i) 389 of the Company’s common shares, no par value per share (the “Common Shares”) at a purchase price of $234.00 per Common Share, and (ii) 16,705 pre-funded warrants (“Pre-Funded Warrants”) to purchase Common Shares, at a purchase price of $232.20 per Pre-Funded Warrant, exercisable at an exercise price of $1.80 per share. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on May 10, 2024.

The Company offered Pre-Funded Warrants to those Purchasers whose purchase of Common Shares in the Offering would have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the Purchaser, 9.99%) of our Common Shares immediately following the consummation of the Offering in lieu of the Common Shares that would otherwise result in ownership in excess of 4.99% (or at the election of the purchaser, 9.99%) of the outstanding Common Shares of the Company. The Pre-Funded Warrants may be exercised commencing on the issuance date and do not expire. The Pre-Funded Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if, at the time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Common Shares issuable upon exercise of the Pre-Funded Warrants. The exercise of the Pre-Funded Warrants will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Warrants, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% (or, upon election of a Purchaser prior to the issuance of any shares, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of the Pre-Funded Warrant held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

The Common Shares, the Pre-Funded Warrants and the Common Shares issuable upon exercise of the Pre-Funded Warrants were offered pursuant to a registration statement on Form F-1 (File No. 333-278697) (the “Original Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2024, as amended, and was declared effective on May 7, 2024, and the Company’s Registration Statement on Form F-1MEF (File No. 333-279198) (the “MEF Registration Statement” and together with the Original Registration Statement, the “Registration Statement”).

Spartan Capital Securities, LLC acted as the sole placement agent (“Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated May 7, 2024 by and between the Company and the Placement Agent. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Offering resulted in gross proceeds to the Company of approximately $3.97 million, before deducing placement agent fees and commissions and other offering expenses, and excluding proceeds to the Company, if any, that may result from the future exercise of the Pre-Funded Warrants issued in the Offering. As compensation to the Placement Agent, as the exclusive placement agent in connection with the Offering, the Company has agreed to pay to the Placement Agent a cash fee of 2.0% of the aggregate gross proceeds raised in the Offering and reimbursement of up to $85,000 for reasonable and documented fees and expenses of legal counsel and other actual out-of-pocket expenses.

On May 8, 2024, the Company issued a press release announcing the pricing of the Offering Subsequently, on May 10, 2024, the Company issued a press release announcing the closing of the Offering.

On May 9, 2024, the Company announced it will showcase its PTT solutions at Critical Communications World 2024 on May 14-16 at the Dubai World Trade Center

2, On May 13, 2024, the Company announced its SD7 has been added to AT&T FirstNet’s ‘Free Feature Phone for Life’ Promotion.

On May 14, 2024, the Company announced new orders totaling over $2.2 million, and its SD7 Handset has achieved ‘Stocked Status’ from a third major U.S. wireless carrier.

On May 15, 2024, the Company announced that it would release its Q1 2024 earnings after market close on May 15, 2024.

On May 16, 2024, the Company announced its Q1 2024 earnings, including a 30% year over year revenue increase.

On May 21, 2024, the Company announced the introduction of a first of its kind AI Deep-Learning PTT Palm Mic that works with the SD7 Handset.

On May 22, 2024, the Company announced that it has expanded its SD7 deployment with the Baha Mar Resort in the Bahamas.

On May 23, 2024, the Company provided additional info about its AI Deep-Learning PTT Palm Mic that was introduced on May 21, 2024.

On May 28, 2024, the Company announced that a public utility in the US has now deployed SD7 handsets to replace its aging two-way radios.

On May 30, 2024, the Company announced that it has received a U.S. patent for its innovative Push-to-Talk Vehicle Kit.

On June 5, 2024, the Company announced a new distribution partnership with JD Telecom, who is a key distributor for T-Mobile.

On June 27, 2024, the Company announced the pricing of an approximately $6.0 million public offering for common shares and prefunded warrants.

On June 28, 2024, the Company announced the closing of the approximately $6.0 million public offering for 2,411 common shares issued at $104.40 per share and 5,603 prefunded warrants. issued at $102.60 per warrant with a $1.80 per share exercise price for total gross proceeds before placement agent and offering expenses of $6,000,000.

On July 2, 2024, the Company announced a significant strategic investment in Canadian Towers and Fiber Optics with a focus in Latin America.

On July 8, 2024, the Company announced the appointment of Bob Escalle to the role of VP of Public Safety.

On July 10, 2024, the Company and Zello announced the integration of its top-rated PTT application with the Company’s SD7 handset.

On July 15, 2024, the Company announced that a suburban school district in Pennsylvania has selected SD7 handsets for its school communications based on the SD7 handset’s ease of use.

On July 18, 2024, the Company announced that it had received new orders from US wireless carriers and distributors totaling more than $4.5 million.

Also on July 18, 2024, the Company announced that it has added TJ Kennedy to its Advisory Board.

On July 22, 2024, the Company announced a new follow-on order from a leading international EMS provider totaling $1.2 million.

On July 25, 2024, the Company announced that it has deployed its SD7 handset to multiple departments within the City of Hawaiian Gardens, CA.

On July 26, 2024, the Company announced that Verizon has now moved the SD7 Handset into its Stocked Handset portfolio.

On July 30, 2024, the Company announced that it would attend APCO 2024 in Orlando, FL on August 4-7, 2024.

On July 31, 2024, the Company announced a reverse split of 1:18 for its common shares.

On August 2, 2024, we effectuated a 1-for-18 share consolidation of our authorized share capital, such that every 18 common shares, no par value, in the authorized share capital of the Company was consolidated into 1 common share, no par value (the “August 2024 Reverse Split”).

On August 12, 2024, the Company announced it would attend and exhibit at Fire Rescue International 2024 in Dallas, TX on August 14-16, 2024.

On August 13, 2024, the Company announced it would release Q2 2024 earnings after market close on Thursday August 15, 2024, and would do an Earnings Call on the morning of Friday August 16, 2024.

On October 1, 2024, the Company announced its participation in two industry events. The FirstNet Users Summit on October 7-10 in Las Vegas, NV, and the International Association of Chiefs of Police (IACP) Annual Conference and Expo on October 19-22 in Boston, MA.

On October 21, 2024, the Company announced that its next generation SD7 Ultra Series 5G mission critical Push-to-Talk handsets will be available on T-Mobile’s 5G network.

On October 22, 2024, the Company announced that it would release its third quarter 2024 financial results on November 14, 2024.

On October 23, 2024, the Company announced that it would present and host one-on-one meetings at the ThinkEquity Investor Conference held in New York City on October 30, 2024.

On October 24, 2024, the Company reposted an article from FN Media Group that Nasdaq giants and rising innovators (including Siyata) face critical earnings reports this quarter.

On November 1, 2024, the Company announced that it would present and host one-on-one meetings at the Spartan Capital Investor Conference held in New York City on November 4, 2024.

On November 4, 2024, the Company announced it had received a new order for $2.5 million from an international EMS organization for its PTT handsets and its Real Time View solution, which the Company expects to deliver in the first quarter of 2025.

On November 7, 2024, the Company announced that it would host a third quarter 2024 earnings call on November 15, 2024 at 8:30 am ET.

On November 13, 2024, the Company announced it received a new order from an EMS organization in Papua New Guinea.

On November 14, 2024, the Company issued a final prospectus of a registered offering of 559,461 common shares for an amount of up to $7,000,000 for an Equity Line of Credit (“ELOC”) with one investor, Hudson Global Ventures, LLC. The Company also issued as a commitment fee a total of 210 Class C preferred shares of the Company to this investor, of which 210,000 common shares to be issued on the conversion of these preferred shares are registered.

On November 14, 2024, the Company issued a press release announcing its Third Quarter 2024 Financial Results.

On November 26, 2024, the Company issued a press release announcing that the School District of Palm Beach County, in Florida, a current Siyata customer, and one of the ten largest school districts in the United States, is upgrading its existing Siyata communications solution to Siyata’s latest generation SD7 handsets and VK7 Vehicle Kits with AI-enabled noise cancelling speaker microphones.

On December 9, 2024, the Company issued a press release that discussed increasing sales momentum of its Bluetooth Remote Speaker Mic (“RSM”).

On December 11, 2024 the Company issued a press release announcing that it will be relocating its current 4G and next generation 5G PTT handset manufacturing operations from China to the United States in 2025.

On December 17, 2024 the Company, issued a press release announcing its first major order in The Netherlands for a prominent national Dutch transportation company, marking a significant milestone in its international expansion. The order, comprising 550 units of its SD7 handsets, was shipped in the fourth quarter of 2024.

On December 20, 2024, the Company entered into a Joint Venture Interest Purchase Agreement (the “JV Agreement”) with Vizsla Copper Corp. (“Vizsla Copper”), and Woodjam Horsefly Resources Ltd. (“Woodjam Horsefly”), an indirect wholly-owned subsidiary of Vizsla Copper, pursuant to which Vizsla Copper, through Woodjam Horsefly, agreed to purchase Company’s 49% interest (the “Siyata JV Interest”) in “Rand Joint Venture” in which Woodjam Horsefly currently holds a 51% joint venture interest and Company holds a 49% joint venture interest, further to the earlier entered option and joint venture agreement dated August 29, 2012, as amended on April 2, 2013 (the “Option and JV Agreement”). Pursuant to the JV Agreement, as consideration for the transfer of the Siyata JV Interest by Company to Vizsla Copper, through Woodjam Horsefly, Vizsla Copper will issue 2,000,000 common shares of Vizsla Copper to the Company on the closing, along with a cash payment of $5,000 CAD in cash to the Company.

On December 27, 2024, we effectuated a 1 for 10 share consolidation of our authorized share capital, such that every 10 common shares, no par value, in the authorized share capital of the Company was consolidated into 1 common share, no par value (the “December 2024 Reverse Split”).

On January 6, 2025, the Company issued a Registration Statement on Form F-1, as amended (File No. 333-282880) (collectively, the “Prior Registration Statement”), solely for the purpose of increasing the number of shares to be offered under the Equity Line of Credit (whose prospectus was issued on November 14, 2024) by 111,891 shares of common shares. The additional shares of common shares that are being registered for sale are in an amount and at a price that together represent no more than 20% of the maximum aggregate offering price set forth in the Calculation of Registration Fee table contained in the Prior Registration Statement.

On January 14, 2025 the Company announced that the Company was cited in a press release issued by JVCKenwood.

On January 21, 2025, the Company issued a final prospectus of a registered offering of 2,739,296 common shares for an amount of up to $18,000,000 for an Equity Line of Credit (“ELOC”) with one investor, Hudson Global Ventures, LLC. The Company also issued as a commitment fee a total of 540 Class C preferred shares of the Company to this investor, of which 100,000 common shares to be issued on the conversion of these preferred shares are registered.

On January 28, 2025, the Company issued a press release announcing a new order for several thousand SD7 handsets and related accessories for a new customer, a major transit authority serving the western United States.

On February 13, 2025, the Company issued a press release announcing a new order for SD7 handsets and related accessories for a new customer, a leading gaming and entertainment company located in Canada.

On February 24, 2025, Siyata Mobile Inc the Company issued a press release announcing a new distribution agreement with IP Access International, a leading provider of reliable communication solutions for organizations operating in challenging environments.

On February 25, 2025, the Company issued a press release announcing that the Company’s SD7 Ultra was cited in a press release issued by T-Mobile (Nasdaq: TMUS) that announced four major moves showing how T-Mobile is taking its support of first responders to the next level.

On February 26, 2025, Siyata Mobile Inc., (“Purchaser” or “Siyata”), entered into a Merger Agreement (the “Merger Agreement”) with Core Gaming, Inc., a Delaware corporation (the “Company” or “Core”), and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”). Purchaser, Merger Sub and the Company may each be referred to hereinafter as a “Party” and, collectively, as the “Parties.”

Merger

Pursuant to the Merger Agreement, the Parties will effect the following transactions:

a)	The Company will merge (the “Merger”) with and into Merger Sub, with the Company continuing as the surviving entity and a wholly owned subsidiary of Purchaser;

b)	In exchange for the outstanding shares of the Company’s common stock, Purchaser will issue common shares to the shareholders of the Company based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Purchaser’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger;

c)	On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and

d)	At the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Company and Merger Sub will vest in the Company as the surviving corporation in the Merger.

On March 25, 2025, the Company issued a press release announcing that Core Gaming, who it recently signed definitive merger agreement with, had entered into an arrangement with Fire Rhino Studios (“Fire Rhino”).

On March 27, 2025, the Company pertaining to its entry into a merger agreement with Core Gaming, released the full text of the ValueScope fairness report, which set forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Core Gaming valuation.

On March 28, 2025, the Company issued a press release announcing its plans to release its financial results for the fourth quarter and full-year ended December 31, 2024, on Monday, March 31, 2025, after market close.

On March 31, 2025, the Company filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) its Audited Consolidated Financial Statements for the year ended December 31, 2024, and its Management’s Discussion and Analysis for the year ended December 31, 2024. Simultaneously, the Company also issued a press release announcing its financial results for the three and 12 months ended December 31, 2024.

On April 4, 2025, the Company, issued a press release announcing that its SD7 Handsets will be deployed to help enable mission-critical communications during the 2025 Baker To Vegas Challenge Cup Relay.

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

See also Item 4. A. “Information on the Company – History and Development of the Company.”

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024

The following is an analysis of the Company’s operating results for the year ended December 31, 2024, and includes a comparison against the year ended December 31, 2023.

Operations:

Revenues in 2024 of $11,629,572 compared to $8,233,301 for 2023 is a $3,396,271 increase year over year (41.3% increase) which is due mainly to a $4,423,000 increase in rugged devices sold (73.6% increase year over year) due to traction in the increase in sales of the SD7 and VK7 rugged devices, offset by the decrease in booster sales of $1,026,000 year over year (46.2% decrease)

Gross Margin dollars in 2024 of $2,142,407 (18.4% of sales) versus $2,657,929 (32.3% of sales) in 2023, a reduction of $515,522 (13.9% of sales), is due mainly to the negative margin of 19.4% on sales of $1,573,000 for EMEA certain rugged device plus the remaining inventory on hand impairment of $73,000, and handling and processing costs outsourced in the year adding an additional $465,000 (4% negative gross margin impact) and offset by the increase in volume of the year of $3,396,271 at lower margins.

Amortization and depreciation costs in 2024 of $1,679,839 vs $1,754,957 in 2023, a $75,118 increase, is due to the IFRS16 in North America where one warehouse lease was not renewed.

Development expenses of $625,023 in 2024 versus $578,356 in 2023, an increase of $46,667, is due to increased intangible costs that did not meet the criteria for capitalization.

Selling and marketing costs of $4,480,013 in 2024 versus $4,364,994 in 2023, an increase of $115,019 consists of:

(i)	selling salaries increased in 2024 to $3,692,000 from $3,343,000 in 2023, an increase of $349,000, or 10.4%, which relates to an increase in business development staff as well as increased sales resulting in increased commissions and incentives earned by sales teams;

(ii)	marketing and advertising decreased from $585,000 in 2024 from $865,000 in 2023, a decrease of $280,000 (32.4% decrease) due to the decrease in advertising of cellular boosters in the year as well as more targeted marketing spent through conferences rather than direct marketing;

(iii)	travel and conferences increased in the year from $203,000 in 2024 versus $157,000 in 2023, a $46,000 decrease (-29.3%), is due to the increased travel by a larger sales force opening new opportunities such as JVC Kenwood in Japan.

Equity promotion and marketing increased in 2024 to $5,920,239 versus $1,371,200 in 2023, an increase of $4,549,039 and relates to large campaigns to increase shareholder awareness about the Company and there existing portfolio of products in the marketplace and re-positioning the Company which resulted in the merger agreement with Core Gaming Inc. that is expected to close in Q2 2025.

Impairment of intangible assets of $279,828 in 2024 versus zero in 2023 relates to the use of the Relief from royalty Method for the valuation of the SD7 and VK7 .: The basic principle behind the Relief from Royalty Method is that without ownership of the subject intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. By acquiring the intangible asset, the user avoids these payments. The findings using this method resulted in a Fair value of the VK7 at $529,232 and a book value of $809,060, resulting in this $279,828 impairment in value.

General and administrative costs of $4,859,690 in 2024 compared to $5,128,814 in 2023, a decrease of $269,124, relating to:

(i)	salaries and relate expenses increased from $969,000 in 2024 from $553,000 in 2023, an increase of $416,000 (75.2%) relating to increase in salaries for administrative personnel;
(ii)	professional services for 2024 was $1,030,000 versus $1,570,000 in 2023, a decrease of $540,000 (34.4%) due to a decrease in both legal fees that in 2024 were included in transaction costs instead of professional fees.
(iii)	consulting and directors fees increased by $318,000, from $1,449,000 in 2024 versus $1,131,000 in 2023, due to increase in directors fees in 2023 only occurred part way through the year.
(iv)	G&A travel increased in 2024 to $128,000 versus $63,000 in 2023, an increase of $65,000 that relates to increase to meet new customers and to meet with new manufacturing facilities in the USA to meet domestic demand;
(v)	office and general expenses of $976,000 in 2024 versus $1,415,000 in 2023, a decrease of $439,000 relating to a reduction in D&O annual insurance premiums dropping resulting in a $161,768 and $280,000 reduction in office and general expenses in EMEA;
(vi)	regulatory and filing fees of $196,000 in 2024 versus $169,000 in 2023, an increase of $27,000 relates to the increase in F-1 filings and related expenses in the year; and
(vii)	shareholder relations costs of $112,000 in 2024 versus $228,000 in 2023, a reduction of $116,000 relates to a decrease in investor relations spend in both Canada and in the EMEA.

Bad debts of $6,926 in 2024 versus $47,526 in 2023, a reduction of $40,600.

Inventory impairment of $230,312 in 2024 versus negative $161,450 in 2023, an increase of $391,762 and relates to the impairment of legacy inventory in the EMEA.

Insurance proceeds from the water damage as the one-time reversal of inventory written off in 2022 that was considered salvageable resulting in a gain of $834,713 in 2023 and Nil in 2024 as these proceeds did not recur in 2024.

[Share-based expenses] in 2024 of $283,301 compared to $930,564 in 2023, a reduction of $647,263 that relates to the Company not issuing any new stock options nor RSU since 2022, resulting in a decrease in amortization of options vesting in 2024.

Finance expenses in 2024 was $3,541,594 compared to $841,815 in 2023, an increase of $2,699,779 and relates mainly to the increase in interest paid on sale of future receipts over the prior year of $1,788,768, the increase in factoring and letter of credit charges over the prior year by $324,073, the interest on loans to financial institutions of $145,331, the $477,647 in finance fees in 2024 related to issuance of Class C preferred shares as part of financing fee commitment costs offset by the decrease in back charges and IFRS16 expenses of $36,041.

Loss on issuance of $6,267,400 in 2024 relates to day one losses on the difference between the fair value and the consideration received for certain capital raises that had derivative instruments that required fair value valuation resulting in this large loss in the year.

Loss on extinguishment of financial liability in 2024 of $601,163 relates to the redemption of certain warrants and the reissuance of other consideration resulting in a loss on extinguishment in 2024 (2023-NIL).

Impairment in fair value of a investment of $1,300,000 in 2024, (2023-NIL) relates to an investment in a private corporation where the company had taken a minority interest and due to the overall lack of information, management determined that the investment should be fully provided for.

Foreign exchange loss (gain) of a loss of $8,523 in 2024 versus a gain of $49,258 in 2023 resulting in a loss increase of $57,781 relates to foreign exchange fluctuations.

Change in fair value of the preferred share liability of $386,022 for 2024 (2023-NIL) relates to fluctuations in fair value of a financial instrument.

Gain on settlement of derivative relates to the difference in the fair value of prefunded warrants on date of issuance and the share price on the date of exercise resulting in a gain of $2,466,512 in 2024 plus a gain on the exchange of warrants for class C preferred shares resulting in a gain of $1,253,315 in 2024 (2023-NIL).

Change in fair value of the warrant liability for 2024 of negative $48,681 versus $1,517,380 in 2023, a decrease of $1,566,070 is due the decrease in the number of warrants outstanding in 2024 compared to 2023 and therefore the drop in fair value fluctuation in 2024.

Transaction costs of $1,487,800 in 2024 versus $99,529 in 2023, an increase of 1,388,271 relates to the 2024 capital raise resulted in many financial instruments and the costs related to said capital raises were treated as transaction costs instead of share issuance costs in the year.

Net loss and Comprehensive loss for the period

We experienced a net loss for the year ended December 31, 2024 of $25,270,714 compared to a net loss of $12,931,794 for 2023, a net loss increase of $712,338,920.

Adjusted EBITDA

For the year ended December 31, 2024, the adjusted EBITDA was negative $14,759,624 compared to negative $7,836,798 in 2023, an EBITDA decrease of $6,422,826. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, and share-based compensation expense. It is a non-IFRS calculation that should be compared to our audited financial information included elsewhere in this Annual Report

B.	Liquidity and Capital Resources

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has historically financed its operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at December 31, 2024 the Company had a cash balance of $181,730 (December 31, 2023: $898,771 deficit). The Company had an accumulated deficit of $116,021,171 (December 31, 2023: $90,750,457 deficit) and working capital of a $4,947,281 deficit (December 31, 2023: $1,283,021 positive).

Net cash flows related to operating activities used for year ended December 31, 2024, was negative $15,083,655 compared to negative $8,342,760 for 2023, a negative variance of $6,740,895. This increase in cash used was primarily due to the change in net loss for the period including addbacks of $7,968,845 offset by the increase in change in working capital items of $1,227,950.

The non-cash positive working capital variances consisting of a decrease in advances to suppliers of $1,906,930 in 2024, and an increase in accounts payable and accrued liabilities of $1,775,905 offset by an increase in trade and other receivables of $575,694, an increase in prepaids of $233,960, an increase in inventory of $1,792,806 and a decrease in deferred revenue of $147,575.

Net cash flows used in investing activities for the year ended December 31, 2024 of $3,357,515 versus $2,274,797 for the year ended December 31, 2023, with an increase of $1,082,718. This variance relates primarily to the investment in securities of $1,300,000, the increase in fixed asset additions of $14,641 and the payment of long term receivables of $35,049 offset by the decrease in intangible asset additions of $266,972 in 2024.

Net cash flows from financing activities for the year ended December 31, 2024 were $17,724,129 compared to $9,602,586 for the year ended December 31, 2023. This increase of $8,121,543 relates to increase in proceeds on the exercise of prefunded warrants of $153,646, shares issued under an equity line of credit of $ 1,964,497, the increase in loans from financial institutions of $387,871, the decrease in lease payments of $2,261, the decrease in proceeds of share issuances of $1,017,891, the increase from proceeds of issuance of warrants, preferred shares and common shares in 2024 of $15,604,962, and the increase in net receipts of the sale of future receipts proceeds of $220,536, offset by the issuance of warrants in 2023,, net of redemptions of $3,608,571, the redemption of Class C preferred shares of $353,000, common shares issued in the prior year in excess of 2024 pursuant to a capital raise, net of share issuances costs of $5,780,750 and increase in transaction costs in 2024 over 2023 of $1,487,800.

The future success of the Company is dependent on the continued success of its vehicle-mounted communications products, its mobile rugged phones and its booster products together with the ability to finance the necessary working capital, on agreeable terms, to support the growth of the business.

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

8.	SHARE CAPITAL

	(a)	Authorized - Unlimited number of common shares without par value

As at December 31, 2024, the Company had 787,733 common shares issued and outstanding (December 31, 2023 – 3,169).

As of the date of issuance of this annual report, the total outstanding common shares is 3,659,519.

On December 27, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 10 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On Augst 2, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 18 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

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

All transactions for the year ended December 31, 2024 and 2023 are included in the financials statements for the year ended December 31, 2024.

A summary of common share transactions for the year ended December 31, 2024 are follows:

	# of shares	$

Shares issued under the Equity Line of credit	335,600	1,964,497
Conversion of Class C preferred shares into common shares	128,548	954,118
Common shares issued for exercise of prefunded warrants	300,175	15,994,605
Common shares issued pursuant to a capital raise	20,111	253,840
Shares issued to a supplier in lieu of cash	79	34,286
Share adjustments on consolidation of shares	50
Total transactions for the year	784,564	19,201,346

Common Share transactions from January 1, 2025 until the date of this annual report are as follows:

●	On January 6, 2025, the Company registered amended the November 15, 2024 Equity line of credit to increase the total number of shares to be issued by 20%. Therefore the maximum number of shares to be issued under the equity line of credit is increased by 107,692 from 538,462 common shares of the Company to 646,154 common shares.

●	From January 1, 2025 until the date of this audit report, the Company has issued 310,554 of common shares under both the equity line of credit dated November 15, 2025, and the extension agreement registered for an additional 20% of the shares, for total net proceeds after share issuance costs of $1,332,988.

●	On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor. The offering is up to $18,000,000, which would represent approximately 2,739,296 Common Shares. The Company can issue put notices for the investor to purchase common shares to the maximum amount registered, not to exceed the investor owing more than 4.99% of the Company at any time. The price paid by the investor for these shares is the lessor of a) the stock price on the day before the put notice is issued and b) the lowest closing stock price in the three day period following the put notice.

Since the date of registration of January 14, 2025 equity line of credit agreement, a total of 2,160,000 common shares have been issued for total proceeds net of share issuance costs of $4,493,326..

Common share transactions from January 1, 2025 to date of annual report

	# of shares	$
Opening Balance January 1, 2025	787,733	104,916,071
Shares issued under the Equity Line of credit	2,643,554	6,139,092
Conversion of Class C preferred shares	228,232	727,059

Common share balance at the date of the MD&A	3,486,519	111,782,222

(b)	Authorized – 2,000 Class “C” preferred shares without par value

As at December 31, 2024, the Company had 909 Class “C” preferred shares issued and outstanding (December 31, 2023 – zero).

As of the date of this annual report, total outstanding Class “C” preferred shares is 622.

All of the Class C preferred shares issued and outstanding are treated as liabilities on the Balance Sheet

Preferred share transactions

All Class “C’ preferred share transaction for the year ended December 31, 2024 are included the Share Capital Section of the Company’s financial statements for the year ended December 31, 2024.

Class C Preferred Share Activity to December 31, 2024
	# of Units	$ Pref Share Liability
Opening Balance January 1, 2024	-	$-
Issuances for the year	2,073	2,438,823
Redemptions exchanges for the year	(1,164)	(1,369,410)
Closing Balance December 31, 2024	909	$1,069,413

Class C Preferred Share Activity January 1, 2025 to date of annual report
	# of Units	$ Pref Share Liability
Opening Balance January 1, 2025	909	$1,069,413
Issuances	540	635,294
Redemptions-conversions	(827)	(972,941)
Closing Balance at date of MD&A 2025	622	$731,766

Class “C” Preferred share transaction from January 1, 2025 to the date of this MD&A re as follows:

●	On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 540 Class C preferred shares is $540,000 and the fair value at a 15% discount is $635,294. The Company reflected the commitment fee as an expense in Interest expense in the consolidated statements of operations based on the fair value on the issuance date. On February 3, 2025, the investor converted 235 of the 540 Class C preferred shares into 50,000 common shares resulting in an increase in share capital of $276,470 with no gain or loss on conversion.. On March 24, 2025, the investor converted 90 of these 540 Class C preferred shares into 49,723 common shares resulting in an increase in share capital of $105,882 with no gain nor loss on conversion.

●	In February 2025, one of its investors had the Company redeem 163 Class C preferred shares for cash paid by the Company of $163,000 pursuant to the agreement dated December 30, 2024 with said investor.

●	On February 5 and February 6, 2025 one of its investors converted a total of 293 Class C preferred shares with a stated value of $293,000 and a fair value of $344,706 into 128,509 common shares of the Company, crediting $344,706 to share capital. There was no gain or loss on the transaction.

●	On March 10, 2025, one of its investors had the Company redeem 46 Class C preferred shares for cash paid by the Company of $46,000 pursuant to the agreement dated December 30, 2024 with said investor.

(d)	Stock options

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

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2022	13	$46,376.16
Expired/Cancelled	(1)	162,684.00
Outstanding options, December 31, 2023	12	$38,903.00
Expired/Cancelled	(1)	2,268.44
Outstanding options, December 31, 2024	11	$250,854.55

As at December 31, 2024 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

15-Nov-20	1	1	756,000.00	15-Nov-30	5.88
15-Nov-20	1	1	756,000.00	15-Nov-25	0.87
13-Apr-22	6	6	138,600.00	13-Apr-27	2.28
12-Jul-22	3	2	138,600.00	12-Jul-25	0.53
Total	11	10	$250,854.55		2.00

(e)	Restricted share units

There were no transactions for the nine-month period ended September 30, 2024.

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 and the year ended December 31, 2024 is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2022	25	$132,325.20
Exercised/cancelled	(1)	(138,600.00)
Outstanding RSU, December 31, 2023	24	$132,352.50
Exercised/cancelled	-	-
Outstanding RSU, December 31, 2024	24	$132,352.50

Restricted share units outstanding at December 31, 2024 and date of MD&A are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	17	17	129,780.00
13-Apr-22	7	7	138,600.00

Outstanding RSU, December 31, 2024	24	24	$132,352.50

(f)	Agents’ options

There were no transactions for the year ended December 31, 2024

A summary of the Company’s agent options activity is as follows:

		Weighted average
	Number of options	exercise price
Outstanding agent options, December 31, 2022	8	$63,126
Granted	95	90.09
Outstanding agent options, December 31, 2023	103	$4,986.08
Expired	(2)	144,900.00
Outstanding agent options, December 31, 2024 and the date of the MD&A	101	$35,640.85

As at December 31, 2024 agent options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

29-Sep-20	1	1	$831,600.00	28-Sep-25	0.74
29-Sep-20	2	2	$863,100.00	28-Sep-25	0.74
11-Jan-22	3	3	$318,780.00	11-Jan-27	2.03
31-Oct-23	95	95	$900.90	31-Oct-28	3.84
Total Agent options	101	101	35,640.85		3.69

(g)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2022	271		$272,258.22
Granted	564		$7,001.78
Exercised	(525)		$52,272.00
Outstanding, December 31, 2023	310		$162,219.95
Granted	300,681		$1,231.33
Expired	(10)		(1,449,000)
Exercised/Exchanged	(300,831)	-$	640.06
Outstanding, December 31, 2024	150		$235,120.70

At December 31, 2024 the share purchase warrants outstanding are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	14	863,100.00	28-Sep-25
11-Jan-22	794	289,800.00	10-Jan-27
31-Oct-23	557	12.60	none
Total	150	$235,120.70

There has been no activity from January 1, 2025 until the date of this annual report.

FINANCIAL INSTRUMENTS

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

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 64% of the Company’s revenue for the year ended December 31, 2024 (December 31, 2023 -26%) is attributable to sales transactions with a single customer.

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

More than 74% (2023 – 38%) of the Company’s customers have been active with the Company for over four years, and the allowance for doubtful accounts of $36,973 (2023 - $NIL) has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

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

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is currently immaterial as the Company’s debt bears interest at fixed rates.

b)	Price Risk

he Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

C.	Research and development, patents, and licenses, etc.

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

In March 2021, the Corporation, through a wholly-owned subsidiary of Signifi Mobile Inc., the Corporation’s wholly-owned subsidiary, also acquired all of the outstanding units of Clear RF LLC (“ClearRF”), a Washington State limited liability company, for a total purchase price of $700,000. The purchase price was satisfied by the issuance of approximately $389,970 in Common Shares and a payment of $310,030 in cash. ClearRF produces M2M (machine-to-machine) cellular amplifiers for commercial and industrial M2M applications, and offers patented direct connect cellular amplifiers and patented auto gain & oscillation control designed for M2M and “internet-of-things” (“IoT”) applications. ClearRF’s flagship product is a 4G LTE direct connect cellular amplifier designed specifically for fixed and mobile M2M and IoT applications, used to connect directly to any cellular router, modem, embedded module, or alarm panel.

Licensing Agreements

Licensing Agreement with Uniden® America Corp

In December 2012, Signifi Mobile Inc., the Corporation’s wholly-owned subsidiary, entered into a license agreement (as amended, the “Uniden Agreement”) with Uniden America Corporation (“Uniden”). The Uniden Agreement includes renewal options up to December 31,2022 and has been successively renewed up to December 31, 2024 at which point the parties mutually agreed to terminate their licensing agreement effective as of that date.

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

The current Uniden Agreement commenced on January 1, 2020 and expires on December 31, 2031. Minimum annual payments under the Uniden Agreement are $200,000 in 2023-2025 and $250,000 in each of 2026-2028 and $300,000 from 2029-2031 (collectively, the “Minimum Royalty Payments”). At the end of each fiscal year, Siyata has agreed to pay Uniden 3% of any sales from the licensed products under the Uniden Agreement that exceeds the Minimum Royalty Payments for such fiscal year.

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

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates:

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

☐	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

☐	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate, and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

☐	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

☐	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

☐	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates, and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

☐	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions.

☐	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

☐	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

☐	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

ii)	Critical accounting judgments

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

RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three and years ended December 31, 2024 and 2023 are as follows:

	(in thousands)
Payments to key management personnel	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Salaries, consulting, and directors’ fees	$259,473	$436,191	$1,434,894	$1,443,601
Share-based payments	40,062	120,368	224,370	713,514
Total	$299,535	$556,558	$1,659,264	$2,157,115

Salaries, consulting, and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
		Three months ended Dec 31		Year ended Dec 31
Type of Service	Nature of Relationship	2024	2023	2024	2023
Selling and marketing expenses	VP Technology/VP Sales International	40	87	287	313
General and administrative expense	Companies controlled by the CEO, CFO and Directors	219	$349	1,148	1,131

SUBSEQUENT EVENTS

On January 6, 2025, the Company registered amended the November 15, 2024 Equity line of credit to increase the total number of shares to be issued by 20%. Therefore the maximum number of shares to be issued under the equity lone of credit is increased by 107,692 from 538,462 common shares of the Company to 646,154 common shares.

a)    From January 1, 2025 until the date of this audit report, the Company has issued 310,554 of common shares under both the equity line of credit dated November 15, 2025 and the extension agreement registered for an additional 20% of the shares, for total net proceeds after share issuance costs of $_1,332,989.

b)    On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor. The offering is up to $18,000,000 which would represent approximately 2,739,296 Common Shares. The Company can issue put notices for the investor to purchase common shares to the maximum amount registered, not to exceed the investor owing more than 4.99% of the Company at any time. The price paid by the investor for these shares is the lessor of a) the stock price on the day before the put notice is issued and b) the lowest closing stock price in the three day period following the put notice.

A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 540 Class C preferred shares is $540,000 and the fair value at a 15% discount is $635,294. The Company reflected the commitment fee as an expense in Interest expense in the consolidated statements of operations based on the fair value on the issuance date. On February 3, 2025, the investor converted 235 of the 540 Class C preferred shares into 50,000 common shares resulting in an increase in share capital of $276,470 with no gain or loss on conversion. On March 24, 2025, the investor converted 90 of the 540 Class C preferred shares into 49,537 common shares resulting in an increase in share capital of $105,882 with no gain or loss on conversion.

Since the date of registration of this put agreement, a total of 1,690,000 common shares have been issued from this agreement for total proceeds net of share issuance costs of $_4,062,372.

c) In February 2025, one of its investors had the Company redeem 163 Class C preferred shares for cash paid by the Company of $163,000 pursuant to the agreement dated December 30, 2024 with said investor.

d) On February 5 and February 6, 2025 one of its investors converted a total of 293 Class C preferred shares with a stated value of $293,000 and a fair value of $344,706 into 128,509 common shares of the Company, crediting $344,706 to share capital. There was no gain or loss on the transaction.

e) On March 10, 2025, one of its investors had the Company redeem 46 Class C preferred shares for cash paid by the Company of $46,000 pursuant to the agreement dated December 30, 2024 with said investor.

f) On February 26, 2025, Siyata Mobile Inc., the Company entered into a Merger Agreement” with Core Gaming, Inc., a Delaware corporation. Pursuant to the Merger Agreement, the Parties will effect the following transactions: The Company will merge with and into a Merger Sub, with the Company continuing as the surviving entity and a wholly owned subsidiary of Purchaser. This is a reverse takeover where Core Gaming Inc. shareholders will be the majority owners with approximately 90% of the outstanding shares and the Company’s legacy shareholders will own approximately 10% of the merged entities.

In exchange for the outstanding shares of the Company’s common stock, Purchaser will issue common shares to the shareholders of the Company based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Purchaser’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In exchange for the outstanding shares of the Company’s common stock, the Company will issue common shares to the shareholders of Core Gaming Inc. based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the Company’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and at the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Core Gaming and the Merger Sub will vest in the Company as the surviving corporation in the Merger.

The board of directors of Purchaser at the Effective Time will consist of five members, four of whom will be designated by the Company and one of whom will be Marc Seelenfreund. The officers of Purchaser at the Effective Time will be Aitan Zacharin as the Chief Executive Officer and Gerald Bernstein as the Chief Financial Officer. The Merger Agreement provides that, to the extent permitted and in accordance with applicable law, none of the PTT Subsidiaries (as defined in the Merger Agreement) will have a board of directors and Marc Seelenfreund will be the sole officer of each of the PTT Subsidiaries, with full executive power and authority to operate the PTT Retained Business (as defined in the Merger Agreement).

C.	Off-Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Additional Information

Additional information relating to the Company can be found on SEDAR+ at www.sedar.com.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Marc Seelenfreund	58	Director; Chief Executive Officer
Gerald Bernstein	62	Chief Financial Officer
Glenn Kennedy	58	Vice President of Sales
Gidi Bracha	48	Vice President of Technology and Product Development
Campbell Becher	60	Director
Gary Herman	61	Director and Chairman of the Board of Directors
Lourdes Felix	56	Director

Marc Seelenfreund. Marc Seelenfreund is the Founder and CEO of Siyata Mobile Inc. since July 2015, when the reverse takeover of Teslin Resources created Siyata Mobile Inc. Marc Seelenfreund has over 20 years’ experience in the telecom and cellular arena as founder of a leading telecom distribution company representing multiple global telecom vendors. From August 2004 to July 2015, he was the CEO of Accel Telecom Inc. a key importer and integrator of advanced telecom equipment into the Israeli telecom market. Accel Telecom Inc’s products and services included importing and distribution of mobile devices, including smartphones and feature phones, integration of cloud software, and distribution and integration of networking equipment including routers and mobile broadband solutions. Marc Seelenfreund received a law degree from Bar Ilan University and is the Chairman of Ono Academic College.

Gerald Bernstein. Gerald Bernstein has been CFO of the Company since July 2016. Mr. Bernstein was previously the VP Finance from July 2015 until June 2016 of Pazazz Printing Inc. a printing and fulfillment service to ensure a seamless flow throughout projects including printing, graphic design, direct marketing, fulfillment and logistics. Previously, Mr. Bernstein served as the VP Finance from July 2013 until February 2015 of Amcor Holdings Inc., an international real estate development and management company. From September 2003 until July 2015, Mr. Bernstein was a self-employed certified public accountant consultant, working on various mandates in mortgage financing, tax planning, turnaround, process re-engineering and private equity due diligence. Mr. Bernstein holds a Bachelor of Commerce Degree and a Graduate Diploma in Public Accountancy from McGill University. Mr. Bernstein has been a member of the Canadian Institute of Chartered Professional Accountants since 1987.

Glenn Kennedy. Glenn Kennedy has over 25 years of sales experience in the telecommunications industry where he has managed sales nationally for Motorola Canada, HTC Communications Canada and Sonim Technologies; Glenn Kennedy is the VP Sales of Siyata Mobile Inc. since January 2017 including product certification, sales training and education to the marketplace. Previously Mr. Kennedy severed as the Director of Carrier Sales for Sonim Technologies working exclusively on the Rogers Wireless account from October 2015 until December 2016. Mr. Kennedy was the National Account Manager for HTC Communications Canada, working exclusively on the Bell Mobility account from August 2011 until August 2015. From April 2003 until May 2011, Mr. Kennedy was the National Account Manager for Motorola Mobility, working specifically on the Telus account. Mr. Kennedy has earned a Bachelor of Arts with Honors in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Gidi Bracha. Gidi Bracha served as a VP of Technology since 2011 and has spearheaded the development of Siyata’s various cellular products. Mr. Bracha has over 15 years of technological experience in the telecommunications industry. Mr. Bracha has served in various key positions at Cellcom, Israel’s leading cellular provider, including Head of Car Mobility Products and as a Director of Type Approvals. Mr. Bracha has served as an engineer in the Anti-Aircraft division of the air force in the IDF. Mr. Bracha holds a bachelor’s degree in Engineering and Business Management from the University of Derby.

Gary Herman. Mr. Herman has been a member of the Board since August 10, 2023, and become Chair of the Board effective May 15, 2024. Mr. Herman is a seasoned investor with many years of investment and advisory experience. Since 2005, Mr. Herman has managed Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates. From January 2011 to August 2013, he was a managing member of Abacoa Capital Management, LLC, which managed, Abacoa Capital Master Fund, Ltd. focused on a Global-Macro investment strategy. From 2005 to 2020, Mr. Herman was affiliated with Arcadia Securities LLC, a FINRA-registered broker-dealer. From 1997 to 2002, he was an investment banker with Burnham Securities, Inc. From 1993 to 1997, he was a managing partner of Kingshill Group, Inc., a merchant banking and financial firm with offices in New York and Tokyo. Mr. Herman has a B.S. from the University at Albany with a major in Political Science and minors in Business and Music. Mr. Herman has many years of experience serving on the boards of private and public companies. He presently sits on the board of SusGlobal Energy Corp. (OTC: SNRG) as well as the Board and Audit Chairperson of: XS Financial Inc. (CSE: XS).

Campbell Becher. Campbell Becher is the Chief Executive Officer of IberAmerican Lithium, and has held that position since September 2023. Mr. Becher has also been president of Orchid Capital Partners Corp. since 2014 and has over 20 years of experience in investment banking, including the founding of Byron Capital Markets, an investment bank focused on the electric metals sector. Mr. Becher served as Byron’s CEO from 2008 to 2014 and led its sponsorship of the Electric Metals Conference for several years as well as sponsoring the Industrial Minerals World Lithium Conference. Mr. Becher currently serves as a board member at Royal Helium Ltd. and Strategic Minerals Europe Corp. and previously served as a Managing Director at Haywood Securities Inc. Mr. Becher attended both Lakehead University and Brock University studying Business Administration.

Lourdes Felix. Lourdes Felix is a corporate finance executive offering over fifteen years of combined experience in public accounting and in the private sector in building, leading, and advising corporations through complex restructurings. Ms. Felix has been instrumental in assisting in capital procurement and implementing an audit committee. She is thoroughly experienced in guiding troubled companies to greater efficiency and profitability. Ms. Felix has acquired expertise in securities laws and knowledge of SOX requirements. She has worked with private and public SEC reporting companies. Ms. Felix was previously the controller for a mid-size public accounting firm for over seven years and was responsible for the operations and financial management of regional offices. Her experience includes a wide variety of industries including advertising, marketing, non-profit organizations, medical practices, mortgage banking, manufacturing and SEC reporting companies. She has assisted companies with documented contributions leading to improved financial performance, heightened productivity, and enhanced internal controls. Ms. Felix has been a Director of BioCorRx Inc. since March 7, 2013. Ms. Felix was appointed Chief Executive Officer of BioCorRx on November 9, 2020 and became Chief Financial Officer of BioCorRx on October 1, 2012. Ms. Felix was President of BioCorRx from February 26, 2020 until she resigned upon her appointment as CEO on November 9, 2020. Ms. Felix is very active in the Hispanic community and speaks fluent Spanish. Ms. Felix holds a Bachelor of Science degree in Business Management and Accounting from University of Phoenix.

Family Relationships

None of our directors or executive officers has a family relationship.

B.	Compensation

Executive Compensation

The following table sets forth certain information with respect to compensation, for the year ended December 31, 2024, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our executive officers.

	Salary	Bonus	Option Award (1)	Total
Gerald Bernstein	$255,817	$40,000	$29,634	$325,451
Marc Seelenfreund (2)	$361,509	100,000	$152,221	$613,730
Gidi Bracha	$221,500	-	$22,880	$244,380
Glenn Kennedy	$231,825	-	$29,634	$261,459
Total	$1,070,651	$140,000	$234,369	$1,445,020

(1)	Represents the aggregate grant date fair value computed in accordance with IFRS 2 Share-based payments. The price for each amount is based on the closing price of the trading price of our shares on the NASDAQ on the date of grant.
(2)	Includes 14 restricted share units that vest over three years that were issued on March 9, 2022

2024 Outstanding Option Awards at Fiscal Year Ended

Name	Number of securities underlying unexercised options (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price $USD		Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Marc Seelenfreund	1	0		$756,000	15-Nov-25	0	0	0	0
	14			N/A	N/A	0	0	0	0
	15	0				0	0	0	0
Gerald Bernstein	2			N/A	N/A	0	0	0	0
	2					0	0	0	0
Glenn Kennedy	1			$138,600	12-Jul-27	0	0	0	0
	1			$138,600	13-Apr-27	0	0	0	0
	2	0				0	0	0	0
Gidi Bracha						-	-	-	-
	2			N/A	N/A	0	0	0	0
	2			$138,600	13-Apr-27	0	0	0	0
	4	0				0	0	0	0
Lourdes Felix	1	0	$	N/A	15-Nov-25	0	0	0	0
	1	0				0	0	0	0

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

Effective November 1, 2020, the Company entered into a consulting agreement with Mr. Seelenfreund, or the Seelenfreund Director Service Agreement, pursuant to which Mr. Seelenfreund, as a member of the Board of Directors, will be paid an initial base salary of approximately $40,000. The Seelenfreund Director Service Agreement also contains change of control provisions such that if there is a change of control, Mr. Seelenfreund’s stock option vesting will be accelerated.

Effective March 9, 2022, the Company granted 14 RSU’s to Marc Seelenfreund that vest quarterly over three years with the first vesting as at the date of the grant.

Effective November 1, 2022, the Company amended the consulting agreement with Marc Seelenfreund pursuant to which Marc Seelenfreund, as an officer of the Company will be paid an annual fee of $360,000. The term of the amended agreement is effective November 1, 2022 and automatically renews each year, unless terminated otherwise. The consulting agreement has been re-assigned to BSD Capital Partners Ltd. This consulting agreement has an automatic renewal clause for a further term of 26 months and therefore has renewed automatically.

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

Effective November 1, 2020, we entered into an amended and restated employment agreement with Mr. Bernstein, or the Bernstein Employment Agreement, pursuant to which Mr. Bernstein, as Chief Financial Officer, will be paid an initial base salary of $225,000 per year on a three- year term. The Bernstein Employment Agreement also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by us or Mr. Bernstein is constructively dismissed within six months of a change of control, Mr. Bernstein will receive a lump-sum payment equal to two years’ worth of salary. Effective November 1, 2020, Siyata entered into a two year employment with Gerald Bernstein, pursuant to which Gerald will continue to be the Chief Financial Officer and will be paid an annual base salary of $CAD300,000. Effective April 13, 2022, Gerald was granted 2 RSU’s that vest quarterly over three years with the first vesting as at the date of the grant. Gerald’s contract is automatically renewed on the same terms and conditions.

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

Effective April 13, 2022, Glenn Kennedy was granted 1 stock option with a $138,600 exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective July 12, 2022, 2022, Glenn Kennedy was granted 1 stock option with a $138,600 exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

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

Effective May 1, 2023, we entered into Addendum # 3 to the consulting agreement of Glenn Kennedy dated November 18, 2018, whereby the agreement is amended to increase the Base fee to $CAD200,000 per annum.

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

Effective July 12, 2022, 2022, Gidi Bracha was granted 1 stock option with a $138,600 exercise price that vest quarterly over three years with the first vesting as at the date of the grant.

Effective July 12, 2022, 2022, Gidi Bracha was granted 1 RSU’s that vest quarterly over three years with the first vesting as at the date of the grant.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned, in USD$, during the year ended December 31, 2024 by our non-employee directors who served as directors during such year.

Name	Salary	Bonus	Option Awards	Total
Steve Ospalak	$74,250		$-	$74,250
Gary Herman	145,337		-	145,337
Campbell Becher	31,361			31,361
Peter Goldstein	40,420		-	40,420
Lourdes Felix	99,000		-	99,000
Total	$390,368		$-	$390,368

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Stephen Ospalak, or, the Ospalak Consulting Agreement, pursuant to which Stephen Ospalak, as a member of the Board of Directors, will be paid an annual fee of $37,000. Additionally, Stephen Ospalak was granted 29 stock options, to vest over 24 month period in 8 equal tranches beginning on the date of the grant, at $4,200 per share with an expiry date of 5 years from the date of granting.

Effective March 9, 2022, Siyata amended the consulting agreement with Stephen Ospalak, or, the Amended Ospalak Consulting Agreement, pursuant to which Stephen Ospalak, as a member of the Board of Directors, will be paid an annual fee of $97,000. Additionally, Stephen Ospalak was granted 129 restricted stock units, RSU’s, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expired on March 8, 2024.

Effective August 3, 2023 Steve Ospalak compensation was amended to $99,000 on an annual basis.

Effective August 29, 2024. Steve Ospalak resigned as director.

Effective October 29, 2021, Siyata entered into a two year consulting agreement with Lourdes Felix, pursuant to which Lourdes Felix, as a member of the Board of Directors, will be paid an annual fee of $43,200.

Effective August 3, 2023 Lourdes Felix compensation was amended to $99,000 on an annual basis.

Effective March 9, 2022, Siyata amended the consulting agreement with Lourdes Felix, pursuant to which Lourdes Felix, as a member of the Board of Directors, will be paid an annual fee of $98,000. Additionally, Lourdes Felix was granted 1 RSU, to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024.

Effective August 10, 2023, the Company entered into a consulting agreement with Gary Herman, pursuant to which as a member of the Board of Directors, will be paid an annual fee of $99,000

Effective June 1, 2024, the Company increased Mr. Herman compensation from $99,000 per annum to $159,000 per annum as a result of his promotion to Chair of the Board effective May 15, 2024.

Effective September 1, 2024, the Company entered into a consulting agreement with Campbell Becher, pursuant to which as a member of the Board of Directors, Mr. Becher will be paid an annual fee of $99,000 for the time that Mr. Becher is a director of the Company.

Effective November 1, 2020, Siyata entered into a two year consulting agreement with Peter Goldstein, or, the Goldstein Consulting Agreement, pursuant to which Peter Goldstein, was paid an annual fee of $42,000.

Effective March 9, 2022, Siyata amended the consulting agreement with Peter Goldstein, or, the Amended Goldstein Consulting Agreement, pursuant to which Peter Goldstein, was paid an annual fee of $97,000 for the time that Mr. Becher is a director of the Company. Additionally, Peter Goldstein was granted 1 RSU to vest immediately. The term of the amended agreement is effective March 9, 2022 and expires on March 8, 2024. Peter Goldstein resigned effective May 15, 2024.

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

Code of Business Conduct and Ethics

Our board of directors has adopted a “Code of Ethical Conduct”. See Item 12B. The Siyata Code of Ethical Conduct establishes standards of desired behaviors that apply to directors, senior management, all employees and contract workers, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

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

As of April 1, 2024, the number of Common Shares reserved for the exercise of awards granted under the Plan was 74,684 In addition, as of April 1, 2024, options to purchase2,130 Common Shares were issued and outstanding, out of which options to purchase 1,422 Common Shares were vested as of that date, with an average exercise price of $2,161.29. Exercise prices in CAD$ are translated into U.S. dollars at the rate of CAD$1.35 = U.S. $1.00, based on the closing rate of exchange between the CAD$ and the U.S. dollar as reported by Bank of Canada on March 29, 2024 addition, restricted share units to purchase 4,390 Common Shares were issued and outstanding at April 1, 2024 out of which restricted share units to purchase 1,422 common Shares were vested as of that date

Under the Plan, the maximum number of Common Shares reserved for issuance may not exceed 10% of the total number of issued and outstanding Common Shares at the time of granting.

Our Plan was adopted by our board of directors on January 6, 2022 and was approved by our shareholders at our annual general and special meeting on February 14, 2022.

D.	Employees

Employees

As of December 31, 2024, the Corporation had 24 full-time employees and no part-time employees. 10 of the Corporation’s employees are located in Israel, with 2 performing sales functions, 2 performing research and development functions, and 6 performing operations. The other 14 employees are located in North America, with 6 sales members in the USA and 8 employees in Canada, of which 4 are performing sales functions and 4 are performing operations functions.

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

At no time as of December 31, 2024, or since, has the Company awarded any incentive-based compensation that could be subject to recovery under the Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Common Shares as of April 21, 2025 by:

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

	Number of Shares Beneficially Owned	Note	Percentage of Share Beneficially Owned
Directors and Executive Officers
Marc Seelenfreund	15	3	*%
Gerald Bernstein	2	4	*%
Glenn Kennedy	2	5	*%
Gidi Bracha	2	6	*%
Campbell Becher	0		*%
Lourdes Felix	1	10	*%
All Directors and Executive Officers as a Group (7 people)	22		0.0006%
5% or Greater Shareholders	0		0

*	Less than 1%
***	Lourdes Felix became a Director effective October 29, 2021.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.
(2)	The percentages shown are based on 3,659,519 Common Shares issued and outstanding as of April 21, 2025.

Changes in Percentage Ownership by Major Shareholders

Record Holders

Based upon a review of the information provided to us by Computershare Limited, there were 59 holders of record of the Common Shares as of April 21, 2025.

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

Included with the annual 20-F filings of the Company.

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

In the event that a Common Share or Warrant constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Taxation of Resident Holders – Disposition of Common Shares and Warrants” and “Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Common Shares or Warrants are taxable Canadian property should consult their own tax advisors.

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

Foreign Currency Exchange Risk

We operate primarily in Canada, U.S. and Israel, and approximately 8% and 16% of our expenses are denominated in CAD$ and NIS, respectively. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements. Changes of 5% and 10% in the CAD$/US$ exchange rate would have increased/decreased operating expenses by approximately 0.5% and 1%, respectively, in 2024, while such changes to the NIS/US$ exchange rate would have increased/decreased operating expenses by approximately 0.8% and 1.6%, respectively, in 2024.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrant and Rights

WARRANT LIABILITY

On April 9, 2024, the company issued 3,594 warrant to purchase common shares at an exercise price of $400,680 per common share.

On April 12, 2024, 150 prefunded warrants issued in October 2023 were exercised into 150 common shares of the Company. Proceeds received from the exercise was $1,890.

On May 10, 2024, the Company issued 16,705 pre-funded warrants at $232.20 per share with no expiration date. The warrants are exercisable into one common share at an exercise price of $1.80, subject to the adjustments. These warrants contain a cashless exercise option. During Q2 2024, these 16,705 prefunded warrants were all exercised at $1.80 for gross proceeds of $30,069.

On June 5, 2024 extinguished the 3,594 warrants with a fair value of $312,983 and issued 3,733 warrants that are each exercisable at $572.40 into one common share (with a fair value of $626,48), expiring with five years from the issuance date. These warrants include a cashless exercise provision and anti-dilution provisions. On July 18, 2024, the Company redeemed all of these warrants in exchange for 293 Class C preferred shares of the Company.

On June 28, 2024, the Company issued 1 pre-funded warrants that are each exercisable into one common share at $226,800 per warrant.

On August 15, 2024, the Company entered into a capital raise issuing 227,294 pre-funded warrants. The 227,294 prefunded warrants from August 15, 2004 capital raise were all exercised for 227,294 common shares of the Company from August 15, 2024 until September 10, 2024 for gross proceeds of $22,729.40.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024, solely as a result of the material weakness in internal controls related to the restatement described below.

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

Our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting for the year ended December 31, 2024: (i) related to the Company’s revenue recognition practices where the Company does not sufficiently determine for specific transactions the correct timing in which the revenue should be recorded after title transfer terms were met ; (ii) insufficient documentation of inventory controls relating to the Company’s inventory balances, transfers between sites and off-site inventory tracking is limited; and (iii) internal control weaknesses in the capitalization and coordination of development costs to prevent excess payments and erroneously recorded invoices.

The Company has since instituted remediation efforts as set forth above in the section of this Form 20-F titled “Risk Factors - Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2024 and 2023.” If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner” and believes that the aforementioned weaknesses have been remediated as if the date of this Annual Report.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of Siyata (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Siyata’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework presented in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024, except for the items noted as material weaknesses by our auditors.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control over Financial Reporting

As described in Item 3.D. “Risk Factors,” as of December 31, 2024, we have material weaknesses in our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Barzily & Co. has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2023.

The following table provides information regarding fees paid and/or payable by us to Barzily & Co. for all services, including audit services, for the years ended December 31, 2024 and 2023 as of the date of this Annual Report:

	Year Ended
	December 31,
	2024	2023
Audit fees(1)	$225,000	$200,000
Audit-related fees	$30,000	$44,000
Tax fees(2)	$19,000	$10,000
Total	$244,000	$254,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

All audit services and permitted non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2024 and 2023 were pre-approved by the Audit Committee.

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

In 2024, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see Item 3. Key Information – D. Risk Factors.

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

ITEM 19. EXHIBITS

Exhibit	Description
3.1	Articles of Association of the Company (incorporated by reference to Exhibit 3.1 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on December 1, 2021).
3.2	Notice Of Second Alteration of Articles of Siyata Mobile Inc., filed April 9, 2024 (incorporated by reference to Exhibit 3.1 of the Company’s Form 6-K filed on April 15, 2024)
3.3	Notice Of Fourth Alteration of Articles of Siyata Mobile Inc., filed October 29, 2024 (incorporated by reference to Exhibit 3.3 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on November 7, 2024).
4.1	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company; current report on Form 6-K filed on October 31, 2023)
4.2	Form of Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Form 6-K filed on October 12, 2022)
4.3	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Form F-1 filed on January 5, 2022)
4.4	Form of Warrant for the Purchase of Shares of Common Shares (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 filed on September 24, 2020)
4.5	Form of Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 filed on September 24, 2020)
4.6	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed on May 10, 2024)
4.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed on July 2, 2024)
4.8	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on August 12, 2024).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F filed on April 8, 2024)
10.01	License Agreement dated December 1, 2012, by and between Uniden America Corporation, Inc. & affiliates and Signifi Mobile. (incorporated by reference to Exhibit 10.2 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.02	2016 Siyata Mobile Inc. Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.03	Parent License Agreement, dated November 30, 2017, by and between Wilson Electronics, LLC and Signifi Mobile Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.04	LTE Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation (incorporated by reference to Exhibit 10.8 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.05	AAC Standard Patent Licensing Agreement, dated June 5, 2018, by and between the Company and Via Licensing Corporation (incorporated by reference to Exhibit 10.9 of the Company’s Registration on Form F-1 filed on November 18, 2021).

10.06	Consulting Agreement, dated July 1, 2018, by and between the Company, BSD, Ltd. and Marc Seelenfreund (incorporated by reference to Exhibit 10.1 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.07	Amended and Restated Employment Agreement, dated July 1, 2018, by and between the Company and Gerald Bernstein (incorporated by reference to Exhibit 10.6 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.08	Consulting Agreement, dated November 26, 2018, by and between the Company, Glenn Kennedy Sales Agency and Glenn Kennedy (incorporated by reference to Exhibit 10.7 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.09	Loan Agreement, dated April 1, 2019, by and between the Company and BSD Capital, LTD. (incorporated by reference to Exhibit 10.10 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.10	Assignment and Amending Agreement, dated January 1, 2020, by and between the Company, BSD Capital, LTD. and Basad Partners LTD. (incorporated by reference to Exhibit 10.11 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.11	Form of Warrant Exercise Agreement by and between Siyata Mobile Inc. and the Holders dated January 18, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed on January 19, 2023)
10.12	Placement Agency Agreement by and between the Company and Maxim Group LLC dated as of June 26, 2023 (incorporated by reference to Exhibit 99.2 to the Company; current report on Form 6-K filed on June 28, 2023)
10.13	Securities Purchase Agreement by and between the Company and the investors parties thereto dated as of June 26, 2023 (incorporated by reference to Exhibit 99.1 to the Company; current report on Form 6-K filed on June 28, 2023)
10.14	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated July 11, 2023 (incorporated by reference to Exhibit 10.1 to the Company; current report on Form 6-K filed on July 13, 2023)
10.15	Form of Placement Agency Agreement by and between Siyata Mobile Inc. and Maxim Group LLC dated July 11, 2023 (incorporated by reference to Exhibit 1.1 to the Company; current report on Form 6-K filed on July 13, 2023)
10.16	Placement Agency Agreement by and between Siyata Mobile Inc. and Maxim Group LLC dated October 27, 2023 (incorporated by reference to Exhibit 1.1 to the Company; current report on Form 6-K filed on October 31, 2023)
10.17	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated October 27, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 6-K filed on October 31, 2023)
10.18	Form of Lock-Up Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K filed on October 31, 2023)
10.19	Annual Information Form for the year ended December 31, 2023 (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 20-F filed on April 8, 2024)
10.20	Promissory Note, dated January 29, 2024 (incorporated by reference to Exhibit 4.1 to the Company; current report on Form 6-K filed on February 1, 2024)
10.21	Securities Purchase Agreement, dated January 29, 2024, by and between the Company and the Investor (incorporated by reference to Exhibit 10.1 to the Company; current report on Form 6-K filed on February 1, 2024)
10.22	Securities Purchase Agreement, dated May 7, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on May 10, 2024)
10.23	Consulting Agreement, between the Company and IR Agency, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on May 13, 2024).
10.24	Addendum to Consulting Agreement, between the Company and IR Agency, LLC (incorporated by reference to Exhibit 10.26 of the Company’s Amendment No. 3 to the Registration Statement on Form F-1 filed on June 26, 2024).
10.25	Securities Purchase Agreement, dated June 26, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on July 2, 2024)

10.26	Subscription Agreement, dated June 28, 2024 by and between the Company and the Canadian Towers & Fiber Optics Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K filed on July 2, 2024)
10.27	Second Addendum to Consulting Agreement, between the Company and IR Agency, LLC (incorporated by reference to Exhibit 10.28 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on August 12, 2024).
10.28	Placement Agency Agreement by and between Siyata Mobile Inc. and Spartan Capital Securities, LLC dated August 13, 2024 (incorporated by reference to Exhibit 1.1 to the Company’s Form 6-K filed on August 16, 2024)
10.29	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated August 13, 2024 (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on August 12, 2024).
10.30	Subscription Agreement dated August 29, 2024 by and between the Company and the Canadian Towers & Fiber Optics Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed on September 3, 2024)
10.31	Promissory Note, dated August 30, 2024 (incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on November 7, 2024).
10.32	Securities Purchase Agreement, dated August 30, 2024, by and between the Company and the Investor (incorporated by reference to Exhibit 10.32 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on November 7, 2024).
10.33	Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 21, 2024 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on October 25, 2024)
10.34	Amendment to the Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 28, 2024 (incorporated by reference to Exhibit 10.34 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on November 7, 2024).
10.35	Registration Rights Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 21, 2024 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on October 25, 2024)
10.36	Securities Purchase Agreement, dated October 31, 2024 (incorporated by reference to Exhibit 10.36 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on November 7, 2024).
10.37	First Amendment to the Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 28, 2024 (incorporated by reference to Exhibit 10.37 of Post-Effective Amendment to the Company’s Registration on Form F-1 filed on November 18, 2024).
10.38	Second Amendment to the Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of November 18, 2024 (incorporated by reference to Exhibit 10.38 of Post-Effective Amendment to the Company’s Registration on Form F-1 filed on November 18, 2024).
10.39	Joint Venture Interest Purchase Agreement dated December 20, 2024. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on December 26, 2024)
10.40	Equity Purchase Agreement dated January 14, 2025 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 6-K filed on January 21, 2025)
10.41	Registration Rights Agreement dated January 14, 2025 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 6-K filed on January 21, 2025)
10.42	Merger Agreement, by and among Siyata Mobile Inc., Siyata Core Acquisition U.S., Inc., and Core Gaming, Inc., dated February 26, 2025 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 6-K filed on February 26, 2025)
10.43	Annual Information Form for the year ended December 31, 2024. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K filed on March 31, 2025)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.
12.2**	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
97.1	Siyata Mobile Inc. Clawback Policy (incorporated by reference to Exhibit 99. 1 of the Company’s Current Report on Form 6-K filed on November 29, 2023).

*	filed herewith.
**	furnished herewith.
#	Management contracts or compensatory plans, contracts or arrangements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SIYATA MOBILE INC.

Date: April 21, 2025	By:	/s/ Marc Seelenfreund
Marc Seelenfreund
Chief Executive Officer

SIYATA MOBILE INC.

Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars)

As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the board of directors of

Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying the consolidated statements of financial position of Siyata Mobile Inc. and its subsidiaries (together “the Company”), as of December 31, 2024 and 2023, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31,2024 and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, changes in shareholders’ equity and its cash flows for the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has accumulated significant losses, has an outstanding loans to financial institutions, and has an outstanding balance related to the sale of future receipts, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

BARZILY AND CO., CPA’s

Jerusalem, Israel

March 31, 2025

Siyata Mobile Inc.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	December 31, 2024	December 31, 2023
ASSETS
Current
Cash	181,730	898,771
Trade and other receivables (Note 4)	1,404,180	1,181,257
Prepaid expenses	119,802	29,673
Inventory (Note 5)	3,942,896	3,544,519
Advance to suppliers	33,672	1,048,227
	5,682,280	6,702,447
Long term deposit (Note 11)	181,584	147,100
Right of use assets, net (Note 7)	582,485	630,793
Equipment, net	157,820	175,335
Intangible assets, net (Note 8)	8,285,036	7,856,730
Total Assets	14,889,205	15,512,405

Liabilities And Shareholders’ Equity
Current
Loans to Financial Institutions (Note 9)	2,077,290	89,298
Sales of future receipts (Note 10)	1,688,435	1,467,899
Accounts payable and accrued liabilities	5,497,957	3,451,128
Lease obligations (Note 11)	296,366	254,668
Warrant and preferred share liability (Note 12)	1,069,513	156,433
	10,629,561	5,419,426
Lease obligations (Note 11)	338,373	385,639
	338,373	385,639
Total liabilities	10,967,934	5,805,065
Shareholders’ Equity
Share capital (Note 13)	104,916,071	85,714,727
Reserves (Note 13)	14,927,501	14,644,200
Accumulated other comprehensive loss	98,870	98,870
Deficit	(116,021,171)	(90,750,457)
	3,921,271	9,707,340
Total Liabilities And Shareholders’ Equity	14,889,205	15,512,405

Nature of operations and going concern (Note 1)

Subsequent events (Note 27)

Approved on March 31, 2025 on behalf of the Board:

“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these consolidated financial statements.

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022

Revenue	$11,629,572	$8,233,301	$6,481,910
Cost of sales (Note 14)	(9,487,165)	(5,575,372)	(5,092,011)
Gross profit	2,142,407	2,657,929	1,389,899
EXPENSES
Amortization and depreciation (Note 7,8)	1,679,839	1,754,957	1,142,165
Development expenses (Note 8)	625,023	578,356	339,828
Selling and marketing (Note 15)	4,480,013	4,364,994	4,508,901
General and administrative (Note 16)	4,859,690	5,128,814	6,942,183
Equity promotion and marketing	5,920,239	1,371,200	707,241
(Gain) loss on valuation of inventory	230,312	(161,450)	813,205
Loss (income) from water damage	-	(834,713)	544,967
Bad debts (recovered) (Note 4)	6,926	47,526	86,103
Impairment of intangibles (Note 8)	279,828	-	-
Share-based payments (Note 13)	283,301	930,564	2,888,704
Total operating expenses	18,365,171	13,180,248	17,973,297
Net operating loss	(16,222,764)	(10,522,319)	(16,583,398)

OTHER EXPENSES
Finance expense (Note 17)	3,541,594	841,815	181,413
Loss on issuance	6,267,400	-	-
Loss on extinguishment of financial liability	601,163	-	-
Impairment of investment (Note 6)	1,300,000	-	-
Foreign exchange	8,523	(49,258)	586,794
Change in preferred share liability	(386,022)	-	-
Gain on settlement of derivative	(3,723,827)	-	-
Change in fair value of convertible promissory note	-	-	4,794,710
Change in fair value of warrant liability (Note 12)	(48,681)	1,517,389	(8,245,662)
Transaction costs (Note 18)	1,487,800	99,529	1,398,598
Total other expenses	9,047,950	2,409,475	(1,284,147)
Recovery of income taxes (Note 19)	-	-	-
Net loss for the year	(25,270,714)	(12,931,794)	(15,299,251)
Other comprehensive income
Translation adjustment	-	-	137,609
Comprehensive loss for the year	$(25,270,714)	$(12,931,794)	$(15,161,642)

Weighted average shares	163,397	1,270	166
Basic and diluted loss per share	$(154.66)	$(10,183)	$(92,164)

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the years ended December 31, 2024, 2023 and 2022

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2021	42	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648
Shares issued on acquisition of ClearRF	1	190,095	-	-	-	190,095
Share issued on capital raise	182	12,634,747	307,189	-	-	12,941,936
Share issuance costs on capital raise	-	(1,373,264)	-	-	-	(1,373,264)
Pre-funded warrants exercised	24	2,813,542	-	-	-	2,813,542
Issue of common shares for restricted share units	-	22,200	-	-	-	22,200
Shares issued for debt	106	4,370,302	-	-	-	4,370,302
Warrants issued	-	-	61,950	-	-	61,950
Share based payments	-	-	2,888,705	-	-	2,888,705
Translation adjustment	-	-	-	137,609	-	137,609
Net loss	-	-	-	-	(15,299,251)	(15,299,251)
Balance, December 31, 2022	355	73,312,866	13,647,399	98,870	(77,818,663)	9,240,472
Warrants transferred from liability	-	-	3,975,046	-	-	3,975,046
Warrants exercised	310	7,583,617	(3,975,046)	-	-	3,608,571
Share issued on capital raise	2,289	5,780,750	-	-	-	5,780,750
Share issuance costs on capital raise	-	(1,115,728)	66,237	-	-	(1,049,491)
Pre-funded warrants exercised	215	153,222	-	-	-	153,222
Share based payments	-	-	930,564	-	-	930,564
Net loss	-	-	-	-	(12,931,794)	(12,931,794)
Balance, December 31, 2023	3,169	85,714,727	14,644,200	98,870	(90,750,457)	9,707,340
Shares issued under the Equity Line of credit	335,600	1,964,497	-	-	-	1,964,497
Conversion of Class C preferred shares into common shares	128,548	954,118	-	-	-	954,118
Common shares issued pursuant to the exercise of prefunded warrants	300,175	15,994,605	-	-	-	15,994,605
Common shares issued pursuant to a capital raise	20,111	253,838	-	-	-	253,838
Shares issued to a supplier in lieu of cash	79	34,286	-	-	-	34,286
Share adjustments on consolidation of shares	51	-	-	-	-	-
Share based payments	-	-	283,301	-	-	283,301
Net loss	-	-	-	-	(25,270,714)	(25,270,714)
Balance, December 31, 2024	787,733	104,916,071	14,927,501	98,870	(116,021,171)	3,921,271

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Operating activities
Net loss for the year	$(25,270,714)	$(12,931,794)	$(15,299,251)
Items not affecting cash:
Amortization and depreciation	1,679,839	1,754,957	1,142,165
Bad debt expense	6,926	47,526	86,103
(Gain) loss on valuation of inventory	230,312	(161,450)	813,205
Loss (income) due to water damage	-	(454,636)	544,967
Impairment of fair value of investment	1,300,000	-	-
Impairment of intangibles	279,828	-	-
Gain on settlement of derivative	(3,723,827)	-	-
Fair value changes on derivatives	6,433,860	1,517,389	(3,450,952)
Interest expense, net of repayments	72,383	16,637	35,678
Foreign exchange	(10,366)	(46,249)	22,872
Transaction costs	1,487,800	99,529	1,398,598
Share based payments	283,301	930,564	2,888,704
Shares issued to supplier	34,286	-	-
Change in non-cash working capital (Note 25)	2,112,717	884,767	(2,035,069)
Net cash used in operating activities	(15,083,655)	(8,342,760)	(13,852,980)

Investing activities
Repayment of long-term deposit	(35,049)	-	17,982
Intangible asset additions	(2,004,088)	(2,271,060)	(3,405,862)
Investment in securities	(1,300,000)	-	-
Equipment additions	(18,378)	(3,737)	(14,220)
Acquisition of ClearRF	-	-	(159,905)
Net cash used in investing activities	(3,357,515)	(2,274,797)	(3,562,005)

Financing activities
Lease payments	(323,780)	(326,041)	(278,381)
Loans from Financial Institutions	1,945,068	89,298	(27,159)
Sale of future receipts	220,536	1,467,899	-
Convertible debt issued, net of repayments	-	-	(4,000,000)
Proceeds on share issuance	-	5,780,750	24,067,763
Redemption of Class C preferred shares	(353,000)	-	-
Issuance of warrants, preferred shares and common shares	15,604,962	-	-
proceeds from exercise of prefunded warrants	153,646	-	-
Transaction costs	(1,487,800)	-	-
Proceeds on shares issued from Exercised Put Options	1,964,497	-	-
Share issuance costs	-	(1,017,891)	(2,258,167)
Exercise of warrants	-	3,608,571	61,950
Net cash from financing activities	17,724,129	9,602,586	17,566,006

Effect of foreign exchange on cash	-	-	142,979

Change in cash and restricted cash for the year	(717,041)	(1,014,971)	294,000
Cash and restricted cash, beginning of year	898,771	1,913,742	1,619,742
Cash and restricted cash, end of year	$181,730	$898,771	$1,913,742

The accompanying notes are an integral part of these consolidated audited financial statements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or “the Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Blvd, Suite- 200, Surrey, BC, V3W1N6.

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

The Company incurred a net loss of $25,270,714 during the year ended December 31, 2024 (2023 - net loss of $12,931,794), and, as of that date, the Company’s total deficit was $116,021,171 (2023 - $90,750,457). As of December 31, 2024, the Company had outstanding loans to financial institutions of $2,077,290 and an outstanding balance in respect of the sale of future receipts of $1,688,435. The Company’s continuation as a going concern is dependent upon the success of the Company’s implementation of its business plan, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

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

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the timing of importing and exporting of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Functional currency

Effective October 1, 2020, management determined that the Company’s functional currency changed from Canadian dollars to United States dollars (“USD”). The change in the functional currency has been accounted for on a prospective basis and is primarily based on the fact that the Company’s securities are listed on the Nasdaq exchange and as a result the future financing of the Company and cash flows of the entities will be in USD. Accordingly, assets and liabilities were translated from CAD to US dollars using year-end exchange rates, and expense items were translated at average exchange rates during the year.

	2024	2023
Exchange rate of CAD 1 to US dollar at year-end	1.438	1.324
Average exchange of during the year	1.370	1.350

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

2.	BASIS OF PREPARATION (cont’d)

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

As at and for the years ended December 31, 2024 and 2023

2.	BASIS OF PREPARATION (cont’d)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

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

Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Capitalization of development costs and their amortization rate - Development costs are capitalized in accordance with IAS 38 and amortized on a systematic basis over their useful lives.. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Fair value measurements - Certain of the Company’s assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 12 and 13.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and replacement costs which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency was Canadian dollars until December 31, 2022 and is the USD since then. The Company considers the functional currency of its subsidiaries revenues and increase in US employees which said events determine the primary economic environment should be the USD.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

●	Deferred income taxes - judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

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

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

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

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 8 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of intangible assets is made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c)	Inventory

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

(d)	Sales of Future Receipts

The Company accounts for Sales of future receipts in accordance with IFRS 9. Under IFRS 9 the seller should evaluate whether the proceeds received should be accounted for as debt or deferred income, depending on the circumstances of the agreement. The Company has chosen the debt method based on these circumstances. Sales of future receipts that are accounted for as debt are subject to the interest method.

(e)	Revenues

Revenue from the sale of goods, in the ordinary course of business, is measured consistently with IFRS15-revenue recognition criteria which identifies the contract, identifies performance obligations, determines the transaction price, allocates the transaction price, and recognizes revenue when the performance obligation is satisfied. The Company determines the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. A provision for returns and warranty repairs, if applicable, are based on historical ratios.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. Transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(f)	Financial Instruments

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

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, investment in securities and trade and other receivables at amortized cost.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(f)	Financial Instruments (cont’d)

Financial assets (cont’d)

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

The Company has classified its loans to financial institutions, accounts payable and accrued liabilities, and long-term debt as other financial liabilities and carried on the balance sheet at amortized cost. Warrant liability and preferred share liabilities are all classified as FVTPL.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares was retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020, the 1-to-100 reverse stock split that occurred on August 3, 2023, the 1-to-7 reverse stock split that occurred on December 4, 2023, the 1-to-18 reverse stock split that occurred on August 2, 2024 and the 1-to-10 reverse stock split that occurred on December 27, 2024.

(h)	Share-based payments

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

(i)	Provisions

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)	Income taxes

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)	Leases (cont’d)

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

(m)	Investment in securities

Investments in securities of a private corporation with in a non-controlling interest entity is initially recorded according to IFRS 9-recognizing and measuring as a financial asset at their fair value with gains and losses are recognized entirely in profit or loss.

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

IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. Applicable to annual reporting periods beginning on or after 1 January 2027.

IFRS 19- Subsidiaries without Public Accountability: Disclosures specifies the disclosure requirements an eligible subsidiary is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. Applicable to annual reporting periods beginning on or after 1 January 2027

Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments. he amendments address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments. Annual reporting periods beginning on or after 1 January 2026

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)	Future accounting pronouncements (cont’d)

Annual Improvements to IFRS Accounting Standards. The pronouncement comprises the following amendments:

●	IFRS 7: Gain or loss on derecognition
●	IFRS 7: Disclosure of deferred difference between fair value and transaction price
●	IFRS 7: Introduction and credit risk disclosures
●	IFRS 9: Lessee derecognition of lease liabilities
●	IFRS 9: Transaction price
●	IFRS 10: Determination of a ‘de facto agent’
●	IAS 7: Cost method

Annual reporting periods beginning on or after 1 January 2026

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

4.	TRADE AND OTHER RECEIVABLES

	December 31, 2024	December 31, 2023
Trade receivables	$1,114,153	$879,509
Allowance for doubtful accounts	(36,973)	-
Sales taxes receivable	327,000	301,748
Total	$1,404,180	$1,181,257

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, the Company utilizes the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2024, the Company concluded that a bad debt provision of $36,973 (2023-$NIL) was needed.

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

The 80-85% received upfront remained as a liability from Signifi to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As Signifi retains the risks associated with the receivables, the amounts are presented at gross in accordance with IFRS, trade receivables are presented at the gross amount of the receivable and the underlying liability for amounts advanced are recorded separately as a loans to financial institutions. As at December 31, 2024, the total amount expended by the funding entity was $737,158 (December 31, 2023 - $89,298)

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

5.	INVENTORY

	December 31, 2024	December 31, 2023
Finished products	$3,734,922	$4,624,471
Impairment of finished products	(196,157)	(1,434,827)
Accessories and spare parts	438,287	829,860
Impairment of accessories and spare parts	(34,156)	(474,985)
Total	$3,942,896	$3,544,519

Refer to Note 14 for total inventories expensed as cost of sales during the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 the inventory excludes items that were written off at 100%.

During the year ended December 31, 2022, the Company had a flood in one of its premises resulting in damage to some of the inventory. The Company wrote off $519,764 of inventory due to the flood in 2022. In 2023, the Company had sent all of the inventory written off to the Company’s insurance company from detailed valuation of each piece of inventory. Based on the insurance company’s analysis, which included opening carton, boxes and testing the electronic devices, the insurer determined that only $65,128 of the inventory sent to them was unsalvageable and that the balance of $454,636 was inventory in pristine condition and was readily saleable. The Company added back this salvageable inventory back into the warehouse and integrated it in with all the other merchandise in the warehouse. There have not been any higher rates of returns resulting from the salvaged inventory. The Company also received cash for the damaged inventory in the amount of $380,077.

Provision on inventory

Management is presently reviewing the inventory for impairment on an annual basis. During the year, the Company also wrote off $230,312 (2023 - $NIL) in inventory.

Liens

As a result of the factoring agreement in Note 4 above, the Company has provided the North American inventory as collateral for the outstanding balance. As at December 31, 2024 the inventory owed by the North American entities amounts to $2,661,569 (December 31, 2023 - $2,473,721).

6.	INVESTMENT IN SECURITIES

On June 28, 2024, the Company made a minority investment in Canadian Towers & Fiber Optics Inc. (“Canadian Towers”), a developer of fiber optic systems for the telecommunications sector, for the total amount of $1,000,000. On August 29,2024, the Company made an additional minority investment in Canadian Towers for the total amount of $300,000. Canadian Towers is focused on tower development and operating its 700+km fiber network in the attractive wireless market of Mexico. The total investment resulted in the Company acquiring 1,229,795 shares equating to 2.66% of Canadian Towers. The investment was initially recognized at cost. The Company assessed the investment for impairment in accordance with IFRS 9 and determined that a full impairment was necessary due to the following factors:

●	Audited financial statements for 2023 were not available at the time of the assessment.
●	The most recent available financial information (2022 draft reports) indicated negative working capital and accumulated losses, which were considered in the impairment analysis.
●	There is no observable market data to reliably determine fair value, and the investment’s ability to generate future economic benefits remains uncertain.

As a result, the full carrying amount of $1,300,000 has been written off.

7.	RIGHT OF USE ASSETS, NET

	December 31, 2024	December 31, 2023
Opening balance	$630,793	$887,137
Additions in the year	288,753	42,393
Foreign exchange	16,064	18,555
Amortization in the year	(353,125)	(317,292)
Closing balance	$582,485	$630,793

Allocation of the right of use assets is as follows:

	December 31, 2024	December 31, 2023
Office lease	$486,544	$518,787
Car leases	95,941	112,006
	$582,485	$630,793

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

8.	INTANGIBLE ASSETS, NET

	Development Costs	E-Wave License	Clear RF Patent + Supplier relationship	Total
Cost:
Balance at December 31, 2022	$16,709,798	$1,321,257	$522,637	$18,553,692
Additions	2,271,000	-	-	2,271,000
Balance at December 31, 2023	$18,980,858	$1,321,257	$522,637	$20,824,752
Additions	2,004,087	-	-	2,004,087
Balance at December 31, 2024	$20,984,945	$1,321,257	$522,637	$22,828,839

Accumulated Amortization:
Balance at December 31, 2022	$9,722,267	$1,321,257	$522,637	$11,566,161
Additions	1,401,861	-	-	1,401,861
Balance at December 31, 2023	$11,124,128	$1,321,257	$522,637	$12,968,022
Additions	1,295,953	-	-	1,295,953
Impairment in value	279,828	-	-	279,828
Balance at December 31, 2024	$12,699,909	$1,321,257	$522,637	$14,543,803

Net Book Value:	8,285,036	-	-	8,285,036

Balance at December 31, 2023	$7,856,730	$-	$-	$7,856,730
Balance at December 31, 2024	$8,285,036	$-	$-	$8,285,036

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On an annual basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at both December 31, 2024 and at December 31, 2023 based on the replacement cost method for costs related to devices under development and the royalty relief method for the devices for sales. The royalty relief method used an estimated royalty rate of 10.75% in both 2024 and 2023 and WACC of 22% in 2024 (2023-21.0%). Based on the results of their valuation, management determined that on December 31, 2024, one of the intangible assets fair value was $279,828 lower than its net book value as of the valuation date and was therefore impaired by $279,828. At December 31, 2023, management determined that the recoverable amount was equal to, or in excess of the carrying amount, and no impairment was recorded. The Company amortizes the capitalized development costs over a 4 year period from the date of completion of development.

During the twelve months ended December 31, 2024 the Company incurred $625,023 (December 31, 2023 -$578,356) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

9.	LOANS FROM FINANCIAL INSTITUTIONS

	Factoring loan	PO Financing Loan	Jan 29, 2024 Loan	April 30, 2024 Loan	September 4, 2024 Loan	December 2, 2024 Ballon Loan	December 2, 2024 Monthly Loan	Total
Opening Balance January 1, 2023	-		-					-
Change in factoring for the period	89,298							89,298
New loan advances								-
Loan repayments								-
Closing Balance December 31, 2023	89,298		-					89,298

Opening Balance January 1, 2024	89,298		-					89,298
Change in factoring for the period	647,860							647,860
New loan advances		920,041	200,000	125,000	200,000	100,000	50,000	1,595,041
Loan repayments			(258,440)	(133,599)			(6,866)	(398,905)
Interest included in repayments			58,440	39,519			3,113	101,072
Accrued interest expense					38,432	4,492		42,924
Closing Balance December 31, 2024	737,158	920,041	-	30,920	200,000	100,000	46,247	2,077,290

(a)

On January 29, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor pursuant to which the Company issued an unsecured promissory note in the principal amount of $230,750, with a stated maturity date of November 15, 2024. The gross proceeds to the Company from the exercise totaled approximately $195,000, prior to deducting legal and diligence expenses and agent fees/expenses. The Note’s interest of 5.48% monthly and outstanding principal shall be paid in ten consecutive monthly payments, each in the amount of $25,844 (a total payback of $258,440) commencing on February 15, 2024. The loan was fully repaid prior to the year end.

On April 30, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $150,150, with a stated maturity date of February 28, 2025. The Note’s interest of 5.79% monthly and outstanding principal shall be paid in ten consecutive monthly payments commencing on May 30, 2024, each in the amount of $16,817 (a total payback of combined principal and interest in the amount of $168,169). The outstanding balance of the note at December 31, 2024 was $30,920.

On September 4, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $200,000, with a stated maturity date of June 28, 2025. The Note’s interest of 4.49% monthly and outstanding principal shall be paid in one payment of $175,542 on February 28, 2025 and then consecutive monthly payments commencing on March 28, 2025 for 4 consecutive months of $23,630.78 per month (a total payback of combined principal and interest in the amount of $270,065). The balance of this promissory note as of December 31, 2024 was $238,432 including accrued interest of $38,432.

(b)	On December 2, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $100,000, with a stated maturity date of September 30, 2025. The Note’s interest of 4.49% monthly and outstanding principal shall be paid in one payment of $87,771.42 on May 30, 2025 and then consecutive monthly payments commencing on June 30, 2025 for 4 consecutive months of $11,815.39 per month (a total payback of combined principal and interest in the amount of $135,033. The balance of this promissory note as of December 31, 2024 was $104,492 including accrued interest of $4,492.

(c)	On December 2, 2024. the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $50,000, with a stated maturity date of September 30, 2025. The Note’s interest of 6.22% monthly and outstanding principal shall be paid in ten consecutive monthly payments commencing on December 30, 2024, each in the amount of $6,865.60 for a total payback of combined principal and interest in the amount of $68,656.00. The balance of this promissory note as of December 31, 2024 was $46,246 including accrued interest of $3,112.

(d)	The Company also has a purchase order financing line of credit in the amount of $2,000,000. This line of credit is used to allow the Company to issue, through this financial institution, a letter of credit to their foreign contract manufacturers to finance product manufacturing. As of December 31, 2024, the outstanding balance of letters of credit outstanding is $NIL with a set-up fee in a sum equal to 2.00% monthly of the aggregate of face amounts of all letters of credit. Since this is a contingent liability until the production is completed, this is only included as commitment and contingencies and is not recorded as a liability on the balance sheet at December 31, 2024. The outstanding balance of letters of credit that have been funded and are still outstanding at December 31, 2024 is $920,041 and are included in the loans to financial institutions liability at December 31, 2024 (2023-NIL). The PO financing loans are guaranteed by both the CEO and CFO of the Company.

(e)	Factoring agreement (See Note 4)

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

10.	SALES OF FUTURE RECEIPTS

	2024	2023
Sale of Future Receipts payable
Opening Balance January	$1,467,899	$-
Payment received in the year	$1,478,776	$1,437,142
repayments in receipts in the year	$(3,564,283)	$(532,285)
Interest expense for the year	$2,306,044	$563,042
Closing Balance December 31	$1,688,435	$1,467,899

During the years ended December 31, 2024 and 2023, the Company entered into multiple agreements for the sale of future receipts with the same purchaser. Under the terms of these agreements, the Company received advances in exchange for a percentage of its future revenues, with specified repayment terms and interest rates, as follows:

(a) On October 11, 2023, the Company entered into an agreement to sell future receipts in the amount of $1,152,000. The Company received net proceeds of $760,000 after transaction fees. The advance was repayable in weekly installments of $41,143 over 28 weeks, accruing interest at a rate of 3.1% per week. In December 2023, the remaining balance under this agreement was rolled into a new agreement.

(b) On December 6, 2023, the Company entered into a new agreement to sell future receipts in the amount of $2,268,000, which included the outstanding balance of the October 2023 agreement. The Company received net proceeds of $677,142 after transaction fees. The advance was repayable in weekly installments of $81,000 over 28 weeks, accruing interest at a rate of 3.1% per week. As of December 31, 2023, the outstanding principal balance was $1,435,999 and accrued interest was $31,900.

(c) On January 31, 2024, the Company entered into an agreement to sell future receipts in the amount of $489,331. The Company received net proceeds of $323,632 after transaction fees. The advance was repayable in weekly installments of $17,476 over 28 weeks, accruing interest at a rate of 3.1% per week. This agreement was fully repaid as of September 30, 2024.

(d) On March 26, 2024, the Company entered into an agreement to sell future receipts in the amount of $2,920,000, which included the rollover of the remaining balance of the December 2023 agreement. The Company received net proceeds of $401,143 after transaction fees. The advance was repayable in weekly installments of $100,690 over 28 weeks, accruing interest at a rate of 3.2% per week. As of September 30, 2024, the outstanding principal balance was $996,048, including accrued interest.

(e) On October 16, 2024, the Company entered into an agreement to sell future receipts in the amount of $1,920,050, which included the rollover of the remaining balance of the March 2024 agreement. The total repayment amount was $2,803,273, payable in weekly installments of $50,000 for 10 weeks followed by $104,694 for 22 weeks, accruing interest at a rate of 3.2% per week. As of December 31, 2024, the outstanding principal balance was $1,688,435.

Each agreement is collateralized by 15% of the Company’s future revenues until repayment in full and secured by a security interest in the Company’s present and future accounts receivable.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

11.	LEASE OBLIGATIONS

	December 31, 2024	December 31, 2023
Opening balance	$640,307	$939,005
Additions in the year	288,753	42,393
Interest expense	29,460	16,637
Foreign exchange	-	(31,643)
Lease payments	(323,781)	(326,041)
	634,739	640,307
Due within one year	(296,366)	(254,668)
Ending balance	$338,373	$385,639

Future minimum lease payments are as follows:

	December 31, 2024	December 31, 2023
Year 1	$301,647	$254,668
Year 2	157,194	194,261
Year 3	175,898	191,378
Year 4 and thereafter	-	-
Total lease obligation	$634,739	$640,307
Less finance expenses	-	-
Lease Obligations	$634,739	$640,307

The Company has a long-term deposit of $181,584 held by the Company’s bank to guarantee a portion of the office lease located in Israel.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

12.	WARRANT LIABILITY AND PREFERRED SHARES

(a)	Warrant Liability

The warrants are determined to be a liability based on the following:

Based on the terms of the warrants outstanding, the Holder may elect to receive common shares for the warrants exercised in lieu of a cash payment for such exercise. The cashless exercise provision takes into consideration the market price of the Company’s stock at the time of the election and the exercise price of the warrant. If the Holder chooses the cashless exercise option, the Company will deliver a variable number of shares, since the number of shares will vary depending on the share price. As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed for fixed’ requirement in paragraph 16(b)(ii) of IAS 32, as such these warrants are classified as a financial liability.

The pre-funded warrants on the date of any issuances, before any reverse stock splits, has both a $0.01 exercise price and a cashless exercise resulting in these prefunded warrants not meeting the fixed for fixed’ as such, are classified as a financial liability.

The balance of the warrant liability is as follows:

	Warrants January 11, 2022		Pre-funded warrants October 31, 2023		Regular warrants April 9, 2024		Prefunded warrants (May 10 2024)		Regular warrants (June 5 2024)		Prefunded warrants (June 28 2024)		Prefunded warrants (August 15 2024)		Total
	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount
Balance, Dec 31, 2023	80	$3,158	206	153,275	0	0	0	0	0	0	0	0	0	0	286	156,433

Issuance of warrants					656	104,871	16,705	3,969,929	3,733	626,482	56,026	5,999,999	227,294	3,977,269	304,414	14,678,550
Exercise of pre-funded warrants															-	-
Exercise of warrants April 11, 2024			(150)	(85,320)											(150)	(85,320)
Exercise of Warrants May10-29							(16,705)	(6,445,594)							(16,705)	(6,445,594)
Extinguishment of warrant liability (June 5, 2024)					(656)	(312,983)									(656)	(312,983)
Exercise of Warrants July 1-26, 2024											(56,026)	(5,583,735)			(56,026)	(5,583,735)
Extinguishment of warrant liability July 11, 2024									(3,733)	(1,602,021)					(3,733)	(1,602,021)
Exercise of Warrants August 15-Sep 10, 2024													(227,294)	(3,724,084)	(227,294)	(3,724,084)
															-	-
Change in fair value		(3,158)		(67,855)		82,361		(1,372,403)		975,539		(416,264)		(1,685,514)	-	(2,487,294)
Extinguishment of warrant liability															-	-
Day 1 loss						125,751		3,848,068						1,432,329	-	5,406,148
Balance, December 31, 2024	80	$-	56	100	-	-	-	-	-	-	-	-	-	-	136	100

(b)	Preferred Share Liability

The preferred shares are classified as a liability due to the following:

In applying the guidance under IAS 32.16(b)(i), management needs to ascertain if there is a contractual obligation to deliver a variable number of shares to the Holder. If the Holder exercises the conversion option, the Company is required to deliver common shares based on the conversion price that also takes into consideration the Company’s stock price on certain trading days immediately prior to the date of such exercise. As the conversion price would result in the Company issuing variable number of equity instruments upon the exercise of the conversion option, the Preferred Stock fails to meet the criteria requirement in paragraph 16(b)(i) of IAS 32, as such, these Preferred Stock are classified as a financial liability.

The balance of the Preferred Share Liability is as follows:

		Pref share
Class C Preferred Share Activity	# of Units	Liability $
Opening Balance January 1, 2024	-	-
Issuances for the period	2,073	2,438,825
Converted into common shares	(811)	(954,118)
Redemptions	(353)	(415,294)
Closing Balance December 31, 2024	909	$1,069,413

Refer to Note 13 Share Capital and Note 27 Subsequent Events for class C preferred share activity after December 31, 2024 and until the date of this report.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL

Transactions in the year

a)	On April 9, 2024, The Company raised capital including the issuances of 156 common shares, 290 Class C preferred stock and 656 warrants with a strike price of $572.40 subject to certain adjustments and a cashless exercise provision. Net proceeds before transaction fess was $260,000. The warrants meet the definition of a derivative financial liability. The gross proceeds are allocated to the fair value of the Preferred stock and warrant liability, with the residual allocated to the common shares and recognized as equity. The warrant valuation as of the date of issuance was $230,622 with a carrying cost of $104,865, resulting in a day one loss of $125,757.

The fair value of the 290 Class C preferred shares is $341,176 with a carting amount of $155,129 resulting in Day one loss of $186,047. The residual value allocated to the common shares was NIL

b)	On April 12, 2024, 150 prefunded warrants issued in October 2023 were exercised into 150 common shares of the Company. The Company credited $87,210 to share capital based on the fair value of the Class C preferred share exercised plus proceeds received from the exercise of $1,890.

c)	On April 17, 2024 as part of the “2nd April Class C raise”, the Company issued 156 common shares and 290 Class C preferred shares for net proceeds before transaction costs of $250,000. The fair value of the 290 Class C preferred shares is $341,176. The carrying amount of the preferred shares is $250,000, resulting in a Day 1 loss of $91,176 recognized in the profit and loss. As the fair value of the preferred shares received exceeded the carrying amount, the residual value of these common shares was Nil.

d)	On May 10, 2024, due to a capital raise, these 656 warrants at $572.40 (in (a) above) were repriced due to the anti-dilution clause resulting to 3,594 warrants at $104.40. On June 5, 2024, due to another capital raise, these 3,594 warrants had a fair value of $312,983 which meant a change in fair value of $82,361 was recognized., and a loss on extinguishment of this warrant liability of $601,163.

e)	On May 10, 2024, the Company issued 16,705 pre-funded warrants at $232.20 per share with no expiration date. The warrants are exercisable into one common share at an exercise price of $1.80, subject to the adjustments. These warrants contain a cashless exercise option. These warrants meet the definition of a derivative financial liability and are a liability recognized at fair value.

The fair value of these warrants as of the date of issuance was determined to be $466.76 per warrant which is a fair value of $7,797,235. There is a day 1 loss related to the difference in the transaction price and the fair value of the warrant liability on initial measurement. The total day 1 loss on the warrant liability is equal to $3,827,306 since total proceeds was $3,969,929.

During Q2 2024, these 16,705 prefunded warrants were all exercised at $1.80 for gross proceeds of $30,069 which was credited to share capital. This exercise also resulted in crediting the share capital for $6,445,594 and a change in fair value gain of $1,372,403.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions in the year (cont’d)

f)	On May 21, 2024 the Company issued 79 common shares to a supplier in lieu of payment valued at $34,286.

g)	On June 5, 2024, as part of the “June Class C preferred share raise” the Company received net proceeds before transaction costs of $105,000 and the Company issued to the investor 844 common shares (with a fair value of $253,838), 118 Class C preferred shares (with a fair value of $138,624), extinguished 3,594 warrants with a fair value of $312,983 and issued 3,733 warrants that are each exercisable at $572.40 into one common share (with a fair value of $626,482), expiring with five years from the issuance date. These warrants include a cashless exercise provision and anti-dilution provisions. As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed for fixed’ requirement in paragraph 16(b)(ii) of IAS 32, as such these warrants were classified as a financial liability. The loss on extinguishment of this warrant liability of $601,163 calculated as follows:

Calculation of loss on extinguishment:
New cash proceeds	$105,000
Carrying amount of the extinguished warrant liability	$312,983
Consideration Received	$417,983

Consideration Given
New warrant liability (672,000; exercise price of $3.18)	$626,482
Preferred share liability (118 shares)	$138,824
Common shares (152,000 @ $1.67 per share)	$253,840
Consideration Given	$1,019,146

Loss on extinguishment	$601,163

The fair value of these warrants at the date of issuance is $626,482. Due to the capital raise on June 28, 2024 the anti-dilution clause resulted in a change in fair value of these warrants to $1,942,867, and the change in fair value loss is $1,316,385.

h)	On June 5, 2024 the Company issued 156 common shares and 256 shares of preferred stock to an institutional investor, the “second June Class C raise” for net proceeds before transaction costs of $220,000 (the carrying amount of the Class C preferred shares). The fair value of the 256 Class C preferred shares was $301,176 resulting in a Day 1 loss of $81,176. Residual allocation to common shares was $Nil.

i)	On June 28, 2024, the Company issued 2,411 common share and 56,026 pre-funded warrants that are each exercisable into one common share at $1.80 per warrant, with no expiry for gross proceeds of $5,999,999 before transaction costs. These warrants include a cashless exercise provision. As the warrants meet all of the noted characteristics, they meet the definition of a derivative. Therefore, in determining whether the instrument is to be classified as equity or financial liability, management will apply the guidance under IAS 32.16(b)(ii). As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed’ requirement in paragraph 16(b)(i) of IAS 32, as such these warrants were classified as a financial liability.

The pre-funded warrants fair value has been calculated based on the intrinsic fair value of the warrant. The share price on June 28, 2024 was $144.00 per share and therefore the fair value per warrant was determined to be $142.20 per warrant, which is a total fair value on date of issuance of $7,797,063. There is a day 1 loss related to the difference in the transaction price of $5,999,999 and the fair value of the warrant liability on initial measurement of $7,797,063 for a day 1 loss is equal to $1,797,064 recognized immediately.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions in the year (cont’d)

j)	On July 18, 2024, the Company redeemed all of the outstanding warrants from both the “April Class C preferred share raise” ((b) above) and the “June Class C preferred share raise” ((g) above) in exchange for 293 Class C preferred shares. The fair value of these warrants at June 30, 2024 was $1,942,867 and as of July 11, 2024 the change in fair value decrease was $340,846 for a fair value as of July 11, 2024 of $1,602,021. The fair value of the 293 Class C preferred shares offered in exchange was $344,706 resulting in a gain on extinguishment of $1,257,315.

k)	On August 15, 2024, the Company entered into a capital raise issuing 8,000 common shares and 227,294 pre-funded warrants. The total gross proceeds from the issuance of the prefunded warrants and common shares amounted to $3,977,269. In addition, the Company incurred $419,941 in expenses related to the transaction including legal expenses and placement fees that were expensed in the period and included in transaction costs in the period incurred.

The pre-funded warrants’ fair value has been calculated based on the intrinsic fair value of the warrant. The share price on August 15, 2024 was $24.00 per share and therefore the fair value per warrant was determined to be $23.90 per warrant for a total warrant liability of $5,543,327.

The pre-funded warrants are a derivative liability subsequently measured at fair value through profit or loss and therefore the transaction costs are expensed.

There is a day 1 loss of $1,566,058 related to the difference in the transaction price of $3,977,269 and the fair value of the warrant liability of $5,543,327 on initial measurement is fully allocated to the warrant liability.

The fair value of the pre-funded warrant liability is based on a valuation technique which is equal to the market price of the underlying share less the $0.10 strike price. Therefore, the warrant’s fair value is evidenced based on a valuation technique using data from observable markets. IFRS 9.B5.1.2A is met and therefore the difference between the fair value and the transaction price is recognized immediately as a day one loss.

The common shares were recorded at the residual amount which amounted to $nil as the fair value of the pre-funded warrants exceeds the proceeds of $3,977,269.

(l)	The 227,294 prefunded warrants from August 15, 2004 capital raise were all exercised for 227,294 common shares of the Company from August 15, 2024 until September 10, 2024 for gross proceeds of $22,729.40. The gain results from the difference between the value of the proceeds at the date of exercises of $3,724,084 and the fair value of these warrants on August 15, 2024 of 3,977,268. Total amount credited to share capital for the issuance of these 2,272,940 common shares was $3,746,813.40 which consists of the fair value of the common shares on their dates of issuance of $3,724,084 plus the proceeds received on exercise of $22,729.40.

(m)	On October 11, 2024, an investor provided Notice to the Company to convert 52 Class C preferred shares into 8,666.70 common shares of the Company. The Company included in share capital the fair value of these 52 class C preferred shares at its original date of issuance of $61,176. There was no gain or loss recorded in the records of the Company for this transaction.

(n)	On October 21, 2024, multiple investors provided Notice to the Company to convert 345 Class C preferred shares into 59,997 common shares of the Company. The Company included in share capital the fair value of these 345 class C preferred shares at its conversion date of issuance of $405,882. There was no gain or loss recorded in the records of the Company for this transaction.

(o)	On October 22, 2024, multiple investors provided Notice to the Company to convert 86 Class C preferred shares into 15,033 common shares of the Company. The Company included in share capital the fair value of these 86 class C preferred shares at its conversion date of $101,176. There was no gain or loss recorded in the records of the Company for this transaction.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions in the year (cont’d)

(p)	On October 23, 2024, the Company signed an agreement with one of its investors to issue 126 Class C preferred shares to an investor as a penalty fee for agreeing to defer redemption of their Class C preferred shares as required according to their agreement. The Company treated this as a finance expense for the fair value of this instrument of $148,235 and included this item as a preferred share liability instrument in the financial statements.

(q)	On November 1, 2024, the Company issued 420 Class C preferred shares to a single investor as part of a capital raise. The investor was also issued 8,000 common shares as a commitment fee for this capital raise. Total proceeds received for this capital raise by the Company was $360,000 before legal fees of $4,000. As the fair value of the 420 Class C preferred shares was equal to $494,117, which resulted in a one time gain of $134,117. The common shares in this residual calculation are valued therefore at zero. This agreement provides that in the event that the Company raises more than $250,000 from an equity line of credit, the Company will be required to redeem 20% of the amount of the equity line of credit invested by investors.

(r)	On November 15, 2024, the Company completed a registered offering for an equity line of credit with one investor. The offering is up to $7,000,000 which would represent approximately 538,462 Common Shares. The Company can issue put notices for the investor to purchase common shares to the maximum amount registered, not to exceed the investor owing more than 4.99% of the Company at any time. The price paid by the investor for these shares is the lessor of a) the stock price on the day before the put notice is issued and b) the lowest closing stock price in the three day period following the put notice.

From November 15, 2024 to December 31, 2024 the Company exercised a total of 335,600 common shares and received total net proceeds of $1,964,497.

A commitment fee of 210 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 210 Class C preferred shares is $210,000 and the fair value at a 15% discount is $247,059. The Company reflected the commitment fee as an expense in Interest expense in the consolidated statements of operations based on the fair value on the issuance date.

On November 15, 2024, the investor converted the 210 Class C preferred shares into 20,267 common shares resulting in an increase in share capital of $247,059 with no gain or loss on conversion.

(s)	On December 12, 2024, one of its investors converted118 Class C preferred shares into 24,583 common shares of the Company. The Company credited $138,824 to share capital. There was no gain or loss on the transaction.

(t)	On December 30, 2024, the Company signed an agreement with one of its investors to issue 70 Class C preferred shares to an investor as a penalty fee for agreeing to defer redemption of their Class C preferred shares as required according to their agreement. The Company treated this as a finance expense for the fair value of this instrument of $82,353 and included this item as a preferred share liability instrument in the financial statements.

Capital transactions subsequent to the year ended see Subsequent Events Note 27

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 143.2 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $28,980 to $25,200 per share and issue new unregistered warrants to purchase up to an aggregate of 143.2 common shares with an exercise price of $25,200 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $25,200 per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 23.7 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $28,890 to $25,200.

The fair value of the 143.2 warrants issued at January 19, 2023 was $2,875,580 and was determined using the stock price of $23,940, with a 15% discount for lack of marketability. This method was used as the warrants contained an alternative cashless exercise feature.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions for the year ended December 31, 2023 (cont’d)

The fair value of the warrants on March 30, 2023 was $3,410,100 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 166.9 warrants outstanding at $25,200 become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore in the first week of April 2023, 135.8 warrants were exercised cashless in exchange for 135.8 common shares of the Company with 31.1 cashless warrants were exercised cashless in June 2023.

On June 28, 2023 the Company issued 397 at $5,670 per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 13, 2023, the Company issued 408.3 shares at $5,670 per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

The Company closed an equity offering on October 31, 2023. at a price of $819.00 on 1,484.1 common shares for gross proceeds of $1,215,500 and for a purchase price of $806.40 per prefunded warrants on 420.6 pre-funded warrants to purchase common shares for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds. The 420.6 pre-funded warrants is exercisable into one common share at an exercise price of $12.60. These prefunded warrants also contain a cashless exercise option. Cashless Exercise. If at the time of exercise hereof, there is no effective registration statement registering the Warrant Shares or the prospectus contained therein is not available for issuance of the Warrant Shares to the Holder, then this Warrant may be exercised, in whole or in part by means of a “cashless exercise”.

On November 1, 2023, 142.9 of the prefunded warrants were exercised. In lieu of the warrant holders paying the $12.60 to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 25.7 common shares.

On December 12, 2023, 72 prefunded warrants of the 277.8 owned by Lind Partners were exercised by paying $12.60 per warrant.

(b)	Common Shares

Authorized - Unlimited number of common shares without par value

As at December 31, 2024, the Company had 787,733 common shares issued and outstanding (December 31, 2023 – 3,169).

As of the date of issuance of these financial statements, the total outstanding common shares is 3,016,519.

On December 27, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 10 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On Augst 2, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 18 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(b)	Common shares (cont’d)

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

(c)	Class C Preferred Shares

Authorized – 2,000 Class “C” preferred shares without par value,

Holders of Class C Preferred Shares are entitled to vote together with the holders of Common Shares on an as converted basis, 0% dividend, Stated Value of $1,000 per share, is convertible, at anytime and from time to time, into that number of shares of Common Shares determined by dividing the Stated Value of such Class C Preferred Share by the conversion price thereof. The conversion price is the lowest of $572.40 (subject to reverse split adjustments), or 85% of the average market price in the previous ten days. The company may redeem the Class C preferred shares at an exercise price of 1.25 and 1.35 times the stated value within 90 days and 90-180 days from issuance respectively. The fair value of the Class C preferred shares as of the dates of issuance was equal to an 85% discount on the stated value.

As at December 31, 2024, the Company had 909 Class “C” preferred shares issued and outstanding (December 31, 2023 – NIL).

As of the date of issuance of these financial statements, the total outstanding Class “C” preferred shares is 622. See Subsequent events for preferred share issuance and redemptions.

All the 909 Class C preferred shares issued and outstanding are treated as financial liabilities in the amount of $1,069,413 on the Balance Sheet at December 31, 2024.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(c)	Class C Preferred Shares (cont’d)

(d)	Stock options

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

The exercise price of these stock options are so high that it is unlikely to expect these options to be exercised based on the Company current stock price.

A summary of the Company’s stock option activity is as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

15-Nov-20	1	1	756,000.00	15-Nov-30	5.88
15-Nov-20	1	1	756,000.00	15-Nov-25	0.87
13-Apr-22	6	6	138,600.00	13-Apr-27	2.28
12-Jul-22	3	2	138,600.00	12-Jul-25	0.53
Total	11	10	$250,854.55		2.00

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(d)	Stock options (cont’d)

	Number of Stock	Weighted Average
	Options	Exercise Price
Outstanding options, December 31, 2022	13	$46,376.16
Expired/Cancelled	(1)	162,684.00
Outstanding options, December 31, 2023	12	$38,903.00
Expired/Cancelled	(1)	2,268.44
Outstanding options, December 31, 2024	11	$250,854.55

(e)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 and the year ended December 31, 2024 is as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	17	17	129,780.00
13-Apr-22	7	7	138,600.00

Outstanding RSU, December 31, 2024	24	24	$132,352.50

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(e)	Restricted share units (cont’d)

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2022	25	$132,325.20
Exercised/cancelled	(1)	(138,600.00)
Outstanding RSU, December 31, 2023	24	$132,352.50
Exercised/cancelled	-	-
Outstanding RSU, December 31, 2024	24	$132,352.50

(f)	Agents’ options

The exercise price of these agents’ options are so high that it is unlikely to expect these options to be exercised based on the Company current stock price.

A summary of the Company’s agent options activity is as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
29-Sep-20	1	1	$831,600.00	28-Sep-25	0.74
29-Sep-20	2	2	$863,100.00	28-Sep-25	0.74
11-Jan-22	3	3	$318,780.00	11-Jan-27	2.03
31-Oct-23	95	95	$900.90	31-Oct-28	3.84
Total Agent options	101	101	35,640.85		3.69

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(f)	Agents’ options (cont’d)

	Number of	Weighted average
	options	exercise price
Outstanding agent options, December 31, 2021	4	$94,626.00
Granted	4	31,626.00
Outstanding agent options, December 31, 2022	8	$63,126.00
Granted	95	90.09
Outstanding agent options, December 31, 2023	103	$4,986.08
Expired	(2)	144,900.00
Outstanding agent options, December 31, 2024 and the date of the MD&A	101	35,640.85

Transactions for the year ended December 31, 2023, are as follows:

On October 31, 2023, 6.7 warrants were issued to the placement agents with a strike price at 110% of the issue price of the common stock- $900.90 on October 31, 2023. These warrants also had a cashless exercise provision, The warrants also are contingently redeemable at the option of the holder upon the occurrence of any fundamental transactions as defined in the Placement Agent Common Shares Purchase Warrant Certificate. The warrants expire on October 31, 2028. The initial exercise period commences on April 28, 2024.

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

The fair value of the placement agents warrants as at December 31, 2023 was $66,237 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price $819.00, strike rate $900.90; expected volatility: 125%; dividend yield 0%; risk free rate: 4.76%.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

g)	Share purchase warrants

The exercise price of these share purchase warrants are so high that it is unlikely to expect these options to be exercised based on the Company current stock price.

A summary of the Company’s share purchase warrant activity is as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	14	863,100.00	28-Sep-25
11-Jan-22	80	289,800.00	10-Jan-27
31-Oct-23	56	12.60	none
Total	150	$235,120.70

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2022	271	$272,258.22
Granted	564	$7,001.78
Exercised	(525)	$52,272.00
Outstanding, December 31, 2023	310	$162,219.95
Granted	300,681	$1,231.33
Expired	(10)	(1,449,000)
Exercised/Exchanged	(300,831)	$640.06
Outstanding, December 31, 2024	150	$235,120.70

Both the January 11, 2022 and the October 31, 2023 share purchase warrants are treated as financial liabilities in these financial statements.

14.	COST OF SALES

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022

Inventory expensed	$7,800	$4,192	$3,781
Royalties	380	343	307
Other expenses	1,307	1,040	1,004
Total	$9,487	$5,575	$5,092

15.	SELLING AND MARKETING

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022

Salaries and related expenses	$3,692	$3,343	$2,601
Advertising and marketing	585	865	1,739
Travel and conferences	203	157	169
Total	$4,480	$4,365	$4,509

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

16.	GENERAL AND ADMINISTRATIVE

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Salaries and related expenses	$969	$553	$601
Professional services	1,030	1,570	2,527
Consulting and director fees	1,449	1,131	1,171
Travel	128	63	135
Office and general	976	1,415	1,994
Regulatory and filing fees	196	169	(33)
Shareholder relations	112	228	547
Total	$4,860	$5,129	$6,942

17.	FINANCE EXPENSES

	December 31, 2024	December 31, 2023	December 31, 2022
Interest paid and accretive interest on debentures	$-	$-	$86,841
Interest expense on sale of future receipts	2,306,044	-	-
Finance fees from issuance of preferred shares	477,647	-	-
Interest on loans from financial institutions	145,331	102,392	-
Other interest and bank charges	158,403	704,978	58,894
Factoring and letter of credit charges	424,709	-	-
Interest expense on lease obligations	29,460	34,445	35,678
Total	$3,541,594	$841,815	$181,413

18.	TRANSACTION COSTS

Transaction costs incurred in 2024 are $1,487,800 which are costs incurred for the equity raises as described in Note 12.

Transaction costs incurred in 2023 are $99,529 which are costs incurred for the equity raise in October 2023 as described in Note 12.

Transaction costs incurred in 2022 are $1,398,598, which are costs incurred for the equity raises described in Note 12 (b).

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

19.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2024		2023	2022
Loss for the year		$(25,270,714)	$(12,931,794)	$(15,299,251)

Expected income tax (recovery)		(6,419,589)	(3,387,159)	(3,085,891)
Change in statutory, foreign tax, foreign exchange rates and other		340,677	(181,113)	825,208
Permanent differences		868,994	1,419,000	863,183
Share issuance cost				-
Impact of warrants +convertible debenture			980,080)	(3,154,750)
Prior year adjustment		53,971	(59,487)	(147,786)
Expiry of non-capital losses			-	-
Change in unrecognized deductible		5,155,947	1,228,679	4,700,036
Total income tax expense (recovery)	$		$-	$-

Current income tax		$-	$-	$-
Deferred income tax			-	-
Total		$-	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Deferred tax assets (liabilities)
ROU assets and lease liabilities	$(3,000)	$(6,000)	$(11,000)
Intangible assets	(992,000)	(135,000)	(132,000)
Finance fees	(2,132,000)	-	-
Warrant liability	-	(42,000)	(820,000)
Non-capital losses	3,127,000	183,000	963,000
Net deferred tax liability	$-	$-	$-

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

19.	INCOME TAXES (cont’d)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2024		Expiry date	2023		Expiry date	2022	Expiry date

Receivables	$			$			$-	None
Property, plant and equipment and intangibles		$2,973,000			3,210,000	None	2,522,000	None
Financing cost		7,907,000			3,480,000	2042 to 2046	4,262,000	2041 to 2045
Inventory		736,000	None		800,000	None	1,614,000	None
Allowance for doubtful accounts					-	None	-	None
Warrant liability		-	None		156,000	None	3,036,000	None
Allowable capital losses		35.000	None		38,000	None	37,000	None
Non-capital losses available for future periods
- Canada		69,155,000			49,918,000	2026-2043	38,258,000	2026 to 2042
- Israel		27,410,000			27,339,000	None	23,600,000	None
- United States					-	None	-	None
Total non-capital losses		$96,565,000			77,257,000		61,858,000

20.	CAPITAL MANAGEMENT

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

21.	FINANCIAL INSTRUMENTS

Fair Value

The warrant liability estimates the fair value using a Black Scholes option pricing model calculation using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); volatility (Level 3 input). The warrant liability outstanding during the year ended December 31, 2024.

The fair values of the Company’s cash, trade and other receivables, loans from financial institutions, accounts payable and accrued liabilities and sales of future receipts, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 41% of the Company’s revenue for the year ended December 31, 2024 (2023 -17%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $36,973 (2023-$NIL).

The allowance for doubtful accounts of $36,973 (2023-NIL) has been recognized in the year. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

21.	FINANCIAL INSTRUMENTS (cont’d)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2024	December 31, 2023
EMEA	$268	$134
North America	1,136	1,047
Total	$1,404	$1,181

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

The Company has financial covenants with its sale of future receipts financing that requires the repayment of 15% of weekly sales. The factoring facility along with the purchase order financing facility are secured by both Siyata Mobile Inc. and Signifi Mobile Inc accounts receivable and inventories.

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

The Company had a factoring agreement with external funding (Note 4).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

21.	FINANCIAL INSTRUMENTS (cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020, as discussed in Note 2. As at December 31, 2024, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(In USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:
Current assets
Cash	$113	$36	$53	$182
Trade receivables	942	213	249	1,405
Advance to suppliers	34	-	-	34
Loan term deposit	-	182	-	182
Current liabilities
Loans from financial institutions	(2,077)	-	-	(2,077)
Sales of future receipts	(1,688)	-	-	(1,688)
Accounts payable and accrued liabilities	(2,141)	(2,884)	(331)	(5,356)
Warrants and preferred shares liabilities	(1,070)	-	-	(1,070)

Total	$(5,887)	$(2,453)	$(29)	$(8,388)

10% fluctuation in exchange rate	$(589)	$(245)	$(3)	$(839)

b)	Interest Rate Risk

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

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

22.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2024, 2023 and 202 are as follows:

	2024	2023	2022

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,434,894	$1,443,601	$1,387,221
Share-based payments	224,370	713,514	2,126,970
Total	$1,659,264	$2,157,115	$3,514,191

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2024	2023	2022

Selling and marketing expenses	VP Technology/VP Sales International	$287	$313	$202
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$1,147	$1,131	$1,185

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

23.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates both a cellular-based mobile phone communications products division and a cellular booster division.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography
(in thousands)	2024	2023	2022

USA	$7,630	$5,490	$3,839
Canada	1,038	1,472	1,274
EMEA	2,962	1,626	1,322
Australia	-	6	47
Total	$11,630	$8,594	$6,482

Non-current asset geographic area information is shown below:

(in thousands)	2024	2023

Long-term deposit total	$182	$147
Canada
EMEA	182	147

Right of use asset total	$582	$631
Canada	192	112
EMEA	390	519

Equipment total	$158	$175
Canada		-
EMEA	158	175

Intangibles total	$8,285	$7,857
Canada		-
EMEA	8,285	7,857

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

23.	SEGMENTED INFORMATION (cont’d)

Product information is shown below:

Revenue by product line
(in thousands)	2024	2023	2022
Cellular boosters and related accessories	$1,197	$2,223	$2,558
Rugged devices and related accessories	10,433	6,010	3,924
Total	$11,630	$8,233	$6,482

24.	MAJOR CUSTOMERS

Revenues from the three largest customers of the Company for the year ended December 31, 2024, represent approximately $7,410,173 or 64% of the Company’s total revenues (December 31, 2023, represent approximately $2,533,945 or 29% of the Company’s total revenues, December 31, 2022, represent approximately $2,764,000 or 42% of the Company’s total revenues)

25.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	2024	2023	2022
Change in non-cash working capital:
Trade and other receivables	$(229,849)	$345,845	$(116,604)
Prepaids	(90,129)	143,831	(19,238)
Inventory	(628,689)	1,164,117	(3,028,071)
Advances to suppliers	1,014,555	(892,375)	314,315
Accounts payable and accrued liabilities	2,046,829	123,349	814,229
	$2,112,717	$884,767	$(2,035,069)

During the year ended December 31, 2024, the Company paid $2,876,084 (December 31, 2023 - $699,878, December 31, 2022 - $95,735) in interest and $NIL (December 31, 2023 and 2022 - $Nil) in income taxes.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

25.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS (cont’d)

During the year ended December 31, 2024, the Company incurred the following non-cash investing or financing activities:

Recognized $288,753 in right of use assets and $288,753 in lease liabilities.

During the year ended December 31, 2023, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $42,000 in right of use assets and $42,000 in lease liabilities.

During the year ended December 31, 2022, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $174,352 in right of use assets and $174,351 in lease liabilities.

(b)	Issued $232,300 in share capital in settlement of debt.

(c)	Issued $4,138,000 in share capital to settle $3,200,000 of convertible debentures.

26.	CONTINGENT LIABILITY

On October 22, 2024 the Company was served with a lawsuit from one of its suppliers demanding an amount of $457,477.91 for services rendered to the Company. The Company has determined that the amounts due are superfluous and extraordinarily high and are thus engaged counsel to rigorously oppose this lawsuit. The Company is of the opinion that they are not liable for any amounts due however the Company has accrued these amounts in these financial statements.

27.	SUBSEQUENT EVENTS

On January 6, 2025, the Company registered an amendment to the November 15, 2024 Equity line of credit to increase the total number of shares that could be isuusable under the equity line of credit by an additional 20%. Therefore the maximum number of shares issuable under the equity line of credit was increased by 107,692 from 538,462 common shares of the Company to 646,154 common shares.

From January 1, 2025 until the date of this audit report, the Company has issued 310,554 of common shares under the equity line of credit dated November 15, 2025 including the additional 20% of the shares, for total net proceeds after share issuance costs of $1,332,989.

On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor. The offering is up to $18,000,000 which would represent approximately 2,739,296 Common Shares. The Company can issue put notices for the investor to purchase common shares to the maximum amount registered, not to exceed the investor owing more than 4.99% of the Company at any time. The price paid by the investor for these shares is the lessor of a) the stock price on the day before the put notice is issued and b) the lowest closing stock price in the three day period following the put notice.

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

27.	SUBSEQUENT EVENTS (cont’d)

The January 14, 2025 registered offering also provided for the issuance of a commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 540 Class C preferred shares is $540,000 and the fair value at a 15% discount is $635,294. The Company reflected the commitment fee as an interest expense. based on the fair value on the issuance date. On February 3, 2025, the investor converted 235 of the 540 Class C preferred shares into 50,000 common shares resulting in an increase in share capital of $276,470 with no gain or loss on conversion. On March 24, 2025, the investor converted 90 of the 540 Class C preferred shares into 49,537 common shares resulting in an increase in share capital of $105,882 with no gain or loss on conversion.

Since the date of registration of this put agreement, a total of 1,690,000 common shares have been issued from this agreement for total proceeds net of share issuance costs of $4,062,372.

In February 2025, one of its investors had the Company redeem 163 Class C preferred shares for cash paid by the Company of $163,000 pursuant to the agreement dated December 30, 2024 with said investor.

On February 5 and February 6, 2025 one of its investors converted a total of 293 Class C preferred shares with a stated value of $293,000 and a fair value of $344,706 into 128,509 common shares of the Company, crediting $344,706 to share capital. There was no gain or loss on the transaction.

On March 10, 2025, one of its investors had the Company redeem 46 Class C preferred shares for cash paid by the Company of $46,000 pursuant to the agreement dated December 30, 2024 with said investor.

On February 26, 2025, Siyata Mobile Inc., the Company entered into a Merger Agreement” with Core Gaming, Inc., a Delaware corporation. Pursuant to the Merger Agreement, the Parties will effect the following transactions: Core Gaming Inc. will merge with and into a Merger Sub, with Core Gaming Inc. continuing as the surviving entity and as a wholly owned subsidiary of the Company. This is a reverse takeover where Core Gaming Inc.’s shareholders will be the majority owners with approximately 90% of the outstanding shares and the Company’s legacy shareholders will own approximately 10% of the merged entities.

     In exchange for the outstanding shares of Core Gaming Inc. common stock, the Company will issue common shares to the shareholders of Core Gaming Inc. based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the Company’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and at the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Core Gaming and the Merger Sub will vest in the Company as the surviving corporation in the Merger.

The board of directors of Purchaser at the Effective Time will consist of five members, four of whom will be designated by the majority shareholders of the Company (former Core Gaming OInc. Shareholders) and one of whom will be Marc Seelenfreund. The officers of the Company at the Effective Time will be Aitan Zacharin as the Chief Executive Officer and Gerald Bernstein as the Chief Financial Officer. The Merger Agreement provides that, to the extent permitted and in accordance with applicable law, none of the PTT Subsidiaries (the legacy assets and liaiblities of the Company prior to the merger as defined in the Merger Agreement) will have a board of directors and Marc Seelenfreund will be the sole officer of each of the PTT Subsidiaries, with full executive power and authority to operate the PTT Retained Business (as defined in the Merger Agreement).

