Form 20-F
period 2025-12-31
Core AI Holdings, Inc.
filed 2026-05-15
CIK 1649009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ____________________________________

For the transition period from _________________ to __________________

Commission File No.: 001-39557

CORE AI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

British Columbia, Canada

(Jurisdiction of incorporation or organization)

25 SE 2nd Ave. Ste 550

Miami, FL 33131

(Address of principal executive offices)

Aitan Zacharin

Chief Executive Officer

(954) 917-8499

a@coregaming.co

25 SE 2nd Ave. Ste 550

Miami, FL 33131

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value per common share	CHAI	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

19,922,402 Common Shares, no par value per Common Share, as of December 31, 2025.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☐

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

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

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

Yes ☐ No ☐

i

CERTAIN DEFINED TERMS

Unless otherwise indicated, all references in this Annual Report on Form 20-F for the year ended December 31, 2025 (this “Annual Report”) to “Core AI,” the “Company,” “we,” “our,” “us” or similar terms refer to Core AI Holdings, Inc. and its subsidiaries and all references to “Core Gaming” refer to the Core AI’s subsidiary, Core Gaming, Inc. and its subsidiaries.

NOTE ON PRESENTATION

Our audited consolidated financial statements for the year ended December 31, 2025, included elsewhere in this Annual Report, are prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), as issued by the Financial Accounting Standards Board (the “FASB”). All financial statements and supplemental data presented herein have been prepared consistently in accordance with US GAAP.

On August 2, 2024, we effected a reverse share split of our issued and outstanding Common Shares on the basis of one (1) Common Share for eighteen (18) Common Shares, or the August 2024 Reverse Split.

On December 27, 2024, we effected a reverse share split of our issued and outstanding Common Shares on the basis of one (1) Common Share for ten (10) Common Shares, or the December 2024 Reverse Split.

On October 7, 2025, we effected a reverse share split of our issued and outstanding Common Shares on the basis of one (1) Common Share for four (4) Common Shares, or the October 2025 Reverse Split.

Unless otherwise indicated, the share and per share information in this Annual Report, reflects the August 2024 Reverse Split, the December 2024 Reverse Split and the October 2025 Reverse Split.

All financial information presented in this Annual Report is in United States dollars unless otherwise expressly stated. References herein to CAD$ are to Canadian dollar and references to ¥ are to yuan of the People’s Republic of China (the “PRC”).

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

TRADEMARKS

Any trademarks or trade names referred to in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements,” which includes information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	global economic conditions, foreign exchange rate fluctuations, international trade activity, import/export tariffs and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations and effectively utilize the capital raised therefrom;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to meet the continued listing requirements and standards of the Nasdaq Stock Market LLC, or Nasdaq;

●	our ability to meet our financial operating objectives;

iii

●	the availability of, and our ability to attract, qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and any new business opportunities;

●	our ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights; and

●	the effect of global events such as the war with Iran and the Russia-Ukraine conflict.

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

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this Annual Report were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Item 3. Key Information – D. Risk Factors” and elsewhere in this Annual Report.

Statements made in this Annual Report concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Annual Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

iv

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Common Shares could decline.

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses and we may never achieve or maintain profitability.

●	Our consolidated audited financial statements for the years ended December 31, 2025 and December 31, 20024, both include a “going concern” explanatory paragraph expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months.

Risks Related to Our Core Gaming Business and Industry

●	We have a limited operating history, especially with respect to our Core Gaming apps, which makes it difficult to evaluate our current business and future performance and the risks we may encounter.

●	The failure to attract new users, the loss of users, or a reduction in playing by these users could adversely affect our business, financial condition, and results of operations.

●	Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

●	The mobile app industry is intensely competitive. If clients or users prefer our competitors’ products or services over our own, our business, financial condition, and results of operations could be adversely affected.

●	The mobile app industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

●	Our technologies, apps, and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business, financial condition, and results of operations.

●	Our business depends in part on our ability to maintain and scale our apps, and any significant disruption to our technologies or apps could damage our reputation, result in a potential loss of engagement, and adversely affect our business, financial condition, and results of operations.

●	If we are unable to launch new apps and successfully monetize them, or continue to improve the experience and monetization of our existing apps, our business, financial condition, and results of operations could be adversely affected.

●	If we fail to retain existing users or add new users cost-effectively, or if our users decrease their level of engagement with our apps, our business, financial condition, and results of operations could be adversely affected.

●	We are highly dependent on Moremo Network Limited, a PRC company (“Moremo”) and the former parent company of Newbyera Technology Limited, our Hong Kong operating subsidiary (“Newbyera”), to provide us with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect our business, financial condition, and results of operations.

●	We have entered into strategic partnerships with mobile gaming developers, and a failure to maintain such relationships may harm our ability to launch new apps as well as our brand and reputation.

●	We rely on third-party platforms to distribute our apps and collect revenue, and if our ability to do so is harmed, or such third-party platforms change their policies in such a way that restricts our business, increases our expenses, or limits the information we derive from our apps, our business, financial condition, and results of operations could be adversely affected.

●	Our revenue has been concentrated in various ways and the loss of, or a significant reduction in, any such revenue source, or our failure to successfully expand and diversify our revenue sources could adversely affect our business, financial condition, and results of operation

●	We have experienced recent rapid growth, which may not be indicative of our future growth. We may be unable to effectively manage the growth of our business, which could adversely affect our business, financial condition, and results of operations.

●	Our international operations are subject to increased challenges and risks.

●	Our business is subject to economic, market and geopolitical conditions as well as to natural disasters beyond our control.

●	We anticipate incurring higher operating expenses in the future, and we may not be able to achieve or maintain our profitability in any given period. If we cannot achieve or maintain our profitability, our business could be adversely affected.

●	We generally do not have long-term agreements with our clients.

●	The proliferation of “cheating” programs and scam offers that seek to exploit our mobile games and users may adversely affect game-playing experiences and lead users to stop playing our mobile games. Our failure to maintain adequate customer support may enhance these risks.

Risks Related to Legal and Regulatory Matters

●

We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could adversely affect our business, financial condition, and results of operations.

●	Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.

●	The development and use of AI in our business, combined with an uncertain regulatory environment, may adversely affect our business, reputation, financial condition or results of operations.

●	We are subject to the Foreign Corrupt Practices Act, and similar anti-corruption and anti- bribery laws, and non-compliance with such laws could subject us to criminal penalties or significant fines and adversely affect our business and reputation.

●	We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

Risks Related to Hong Kong

●	The Chinese government, in general, could exercise significant oversight and discretion over the conduct of our business and has made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and over foreign investment in China-based issuers.

●	We are subject to risks relating to economic, political, legal, and social conditions in Hong Kong.

●	The Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Newbyera’s operations in Hong Kong.

Risks Related to our Planned Data Center Business

●	We have no operating history which can be evaluated with respect to our planned AI data center business.

●	We intend to primarily rely on joint ventures and similar collaborations with third parties to identify potential development sites, and design, build and manage or sell HPC and AI data centers domestically and internationally.

●	The design, building and management of HPC and AI data centers is capital intensive and there can be no assurance that the necessary financing can be secured for development efforts.

●	The success of any data center project will be dependent in large part on the ability to purchase significant quantities of electric power on commercially reasonable terms. Failure to secure electric power in sufficient quantities and at commercially reasonable rates can adversely affect the operation of any data center, as well as our business, financial condition and results of operations.

●	Our planned HPC and AI data center business is subject to rapid changes in customer requirements, technology standards and infrastructure design, which may increase costs, delay development or make our facilities less competitive.

●	We may be unable to procure, install or integrate specialized equipment required for HPC and AI workloads, including electrical, cooling, networking and other long-lead-time components, on acceptable terms or at all.

●	Tariffs, trade restrictions, import duties, export controls and other changes in trade policy may increase our capital costs, disrupt our supply chain and adversely affect the development and operation of our data centers.

●	A decline in demand for HPC and AI data center capacity or an oversupply of such capacity could adversely affect our business, financial condition and results of operations.

●	Many of the risks set forth in this “Item 3. Key Information – D. Risk Factors” and elsewhere in this Annual Report relating to our Core Gaming business, are equally as applicable to our planned data center business.

Risks Related to Our Intellectual Property

●	Failure to protect or enforce our proprietary and intellectual property rights or the costs involved in such enforcement could adversely affect our business, financial condition, and results of operations.

●	We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

●	Some of our development tools contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could adversely affect our business, financial condition, and results of operations.

●	Our ability to acquire and maintain licenses to intellectual property may affect our business, financial condition, and results of operations. Competition for these licenses may make them more expensive and increase our costs.

Risks Related to Ownership of Our Securities

●	We do not know whether an active, liquid and orderly trading market will develop for our Common Shares or what the market price of our Common Shares will be and as a result it may be difficult for you to sell your Common Shares.

●	We expect that our stock price will fluctuate significantly.

●	We do not expect to pay any cash dividends for the foreseeable future.

●	If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Common Shares could decline.

●	If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares.

●	If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

General Risk Factors

●	The unfavorable outcome of any future litigation, arbitration or administrative action could have a significant adverse impact on our financial condition or results of operations.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We incur significant increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of December 31, 2025, we had an accumulated deficit of $31,963,651. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financing to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities issue could have rights, preferences and privileges superior to those of holders of our Common Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Our independent registered public accountants have noted that we may not survive as a going concern.

Our independent registered public accountants have included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the years ended December 31, 2025 and December 31, 2024, concurring with management’s representation of expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Risks Related to our Core Gaming Business and Industry

We have a limited operating history with respect to our Core Gaming apps, which makes it difficult to evaluate our current business and future performance and the risks we may encounter.

Our limited operating history with respect to our Core Gaming apps, may make it difficult to evaluate our current business and our future performance. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including our ability to:

●	accurately forecast our revenue and plan our operating expenses;

●	attract new and retain existing users of our apps;

●	successfully compete with current and future competitors, some of whom are clients;

●	successfully expand our Core Gaming business in existing markets and enter new markets and geographies;

●	successfully expand partnerships;

●	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage of our apps by consumers, as well as the deployment of new features and services;

●	comply with existing and new laws and regulations applicable to our business;

●	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

●	establish and maintain our brand and reputation;

●	adapt to rapidly evolving trends in the ways businesses and consumers interact with technology;

●	effectively manage our rapid growth;

●	avoid interruptions or disruptions in our Core Gaming technologies or apps; and

●	hire, integrate, and retain key personnel.

Further, because we have limited historical financial data and operate in a rapidly evolving market, any financial planning and forecasting, including predictions about our future revenue and expenses, may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations. If we fail to address the risks and uncertainties that we face, including those described in this “Item 3. Key Information – D. Risk Factors” and elsewhere in this Annual Report, our business, financial condition, and results of operations could be adversely affected.

Our results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

●	our ability to maintain and grow our business client and user bases;

●	changes to our technologies, apps, or other offerings, or the development and introduction of new software or development of new mobile apps by our studios or our competitors;

●	changes to the policies or practices of companies or governmental agencies that determine access to third-party platforms, such as the Apple App Store and the Google Play Store, apps, website, or the internet generally;

●	changes to the policies or practices of third-party platforms, such as the Apple App Store and the Google Play Store, including with respect to Apple’s Identifier for Advertisers (“IDFA”), which helps advertisers assess the effectiveness of their advertising efforts, and with respect to transparency regarding data processing;

●	our ability to achieve the anticipated synergies from our strategic acquisitions and effectively integrate new assets and businesses acquired by us;

●	the actions of our competitors, both with respect to their own offerings and, to the extent such competitors are also our clients, with respect to their use of our services;

●	costs and expenses related to the strategic acquisitions and partnerships, including costs related to integrating mobile gaming studios or other companies that we acquire, as well as costs and expenses related to the development of our technologies, BI platform, or apps;

●	our ability to maintain and increase profitability;

●	increases in and timing of operating expenses that we may incur to expand our operations and to remain competitive;

●	changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;

●	charges associated with impairment of any assets on our balance sheet;

●	adverse litigation judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

●	the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with comparatively lower tax rates;

●	the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

●	the application of new or changing financial accounting standards or practices; and

●	changes in regional or global business or macroeconomic conditions, which may impact the other factors described above.

In particular, it is difficult to predict if, when, or how quickly newly-launched apps may begin to generate revenue or decline in popularity. Further, we cannot be certain if a new app will become popular amongst users and generate revenue. The success of our business depends in part on our ability to develop and enhance our technologies and consistently and timely launch new apps. It is difficult for us to predict with certainty when we will launch a new app as we may require longer development schedules or soft launch periods to meet our quality standards and expectations. If we are unable to successfully launch or acquire new apps or maintain or improve existing apps, our business and results of operations could be adversely affected.

The failure to attract new users, the loss of users, or a reduction in playing by these users could adversely affect our business, financial condition and results of operations.

A significant portion of our revenue is advertising revenue. We collect revenue from advertisers spending on our apps. Revenue generated from our apps comes from advertisers that purchase ad inventory from our diverse portfolio of mobile games. As is common in the mobile app industry our advertisers do not have long-term advertising commitments with us. Our success depends in part on our ability to satisfy our advertising clients.

Our revenue could also be impacted by a number of other factors, including:

●	our ability to attract and retain users;

●	our ability to maintain or increase advertiser demand and third-party publisher supply, the quantity, or quality of advertisements shown to users, or our pricing of advertisements;

●	our ability to continue to increase user engagement with our apps;

●	mobile app changes or inventory management decisions we may make that change the size, format, frequency, or relative prominence of advertisements displayed on our apps;

●	our ability to recruit, train, and retain personnel to support our continued growth;

●	our ability to establish and maintain our brand and reputation;

●	government actions or legislative, regulatory, or other legal developments relating to advertising, including developments that may impact our ability to deliver, target, or measure the effectiveness of advertising;

●	changes that limit our ability to deliver, target, or measure the effectiveness of advertising, including changes to policies by mobile operating system and third-party platform providers, and the degree to which users opt out of certain types of ad targeting as a result of changes and controls implemented in connection with such policy changes and with the E.U. General Data Protection Regulation (the “GDPR”), ePrivacy Directive, the California Consumer Privacy Act (the “CCPA”), and the Children’s Online Privacy Protection Act (“COPPA”);

●	decisions by clients to reduce their advertising due to concerns about legal liability or uncertainty regarding their own legal and compliance obligations, or due to negative publicity, regardless of its accuracy, involving us, our user data practices, advertising metrics or tools, our apps, or other companies in our industry; and

●	the impact of macroeconomic conditions, whether in the advertising industry in general, or among specific types of clients within particular geographies.

The occurrence of any of these or other factors in the future could result in a reduction in demand for our services and use of our apps, which may reduce the prices we receive for our advertisements or cause clients to stop advertising with us altogether, either of which would adversely affect our business, financial condition and results of operations. The failure to attract new advertising clients, loss of clients, or reduction in spending by our clients could adversely affect our business, financial condition, and results of operations.

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

Like companies in the mobile app industry in general, we are prone to cyberattacks by third parties seeking unauthorized access to our data or the data of our clients or users or to disrupt our ability to provide app marketing services. Our technologies and apps involve the collection, storage, processing, and transmission of a large amount of data, including personal information, and we and our third-party service providers otherwise store and process information, including our confidential and proprietary business information, and personal information and other information relating to our employees and clients or other third parties. Any failure to prevent or mitigate security breaches or incidents impacting our systems or other systems used in our business, or improper access to or disclosure of our data, including source code, or user data, including personal information, content, or payment information from users, or information from clients or other third parties, that we store or otherwise process, could result in the unauthorized loss, modification, disclosure, destruction, or other misuse of such data, or unavailability of data. Any such event, or the perception that it has occurred, could adversely affect our business and reputation, damage our operations, result in claims, litigation or regulatory investigations or enforcement actions, fines, penalties, or other liability or obligations, and diminish our competitive position. In particular, a breach or incident, whether electronic, or otherwise, impacting systems on which source code or other sensitive data are stored could lead to loss, disruption, unavailability, or piracy of, or damage to, our offerings, lost or reduced ability to protect our intellectual property, and diminished competitive position.

Computer malware (including ransomware), viruses, social engineering (predominantly spear phishing attacks or credential stuffing), and general hacking have become more prevalent in the mobile app industry. Any actual or attempted breaches, incidents, or attacks may cause disruptions or interruptions to our technologies, apps, or other offerings, degrade the user experience, impair, disrupt, or interrupt our internal systems and other systems and networks used in our business, or adversely affect our reputation, business, financial condition, and results of operations. Our efforts to protect our data, user data, and information from clients, partners, and other third parties, and to disable or otherwise respond to undesirable activities on our technologies or apps, may also be unsuccessful due to: software bugs or other technical defects, errors, or malfunctions; employee, contractor, vendor, or partner error or malfeasance, including defects or vulnerabilities in information technology systems or offerings; cyberattacks, attacks designed to disrupt systems or facilities, or breaches of physical security of our facilities or technical infrastructure; or other threats that evolve. Additionally, any such breach, incident, attack, malfunction, defect, or vulnerability, or the perception that any of these has occurred, may cause clients or users to lose confidence and trust in our apps and otherwise harm our reputation and market position.

In addition, some developers or other business partners may receive or store information provided by us or by our users through mobile or web apps or other means. These third parties may misappropriate our information and engage in unauthorized use of it. If these third parties fail to adopt or adhere to adequate data security practices, or experience a breach of, or other security incident impacting, their networks or systems, our data or our users’ data may be lost, destroyed, or improperly accessed, modified, disclosed, or otherwise misused. In such an event, or if such an event is perceived to have occurred, we may suffer damage to our reputation, may have increased costs arising from the restoration or implementation of additional security measures, and we may face claims, demands, investigations and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, any of which could adversely affect our business, financial condition, and results of operations. Any theft or unauthorized use or publication of our confidential business information as a result of such an event could also adversely affect our business, competitive position, and results of operations.

Cyberattacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data, user data, and information from our partners, to prevent data loss, disable undesirable accounts and activities on our technologies or apps, and to prevent and detect security breaches, we cannot assure you that such measures will provide comprehensive security, that we will be able to identify breaches or other incidents or to react to them in a timely manner or that our remediation efforts will be successful. We experience cyberattacks and other security incidents of varying degrees from time to time, and we may incur significant costs in investigating, protecting against, litigating, or remediating such incidents.

Additionally, our offerings operate in conjunction with, and we are in some cases dependent upon, third-party products, services, and components. Our ability to monitor our third-party service providers’ data security is limited, and in any event, attackers may be able to circumvent our third-party service providers’ data security measures. There have been and may continue to be significant attacks on certain third-party providers, and we cannot guarantee that our or our third-party providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us. If there is a security vulnerability, error, or other bug in one of these third-party products, services, and components and if there is a security exploit targeting them, we could face increased costs, claims, liability, and additional or new obligations, reduced revenue, and harm to our reputation or competitive position. We and our service providers may be unable to anticipate these techniques, react, remediate or otherwise address any security vulnerability, breach or other security incident in a timely manner, or implement adequate preventative measures.

In addition to our efforts to mitigate cybersecurity risks, we are making significant investments in privacy, safety, security, and content review efforts. As a result of these efforts, we anticipate that we will discover incidents of misuse of user data or other undesirable activity by third parties. We may not discover all such incidents or activity, whether as a result of our data limitations, the reallocation of resources to other projects, or other factors, and we may be notified of such incidents or activity by users, the media, or other third parties. Such incidents and activities have in the past, and may in the future, include the use or other processing of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, improper advertising practices, activities that threaten people’s safety on- or offline or instances of spamming, scraping, data harvesting, or unsecured datasets. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate or respond to any such incidents effectively or in a timely manner. Any of the foregoing developments, or any reports of them occurring or the perception that any of them has occurred, could adversely affect user trust and engagement, harm our brand and reputation, require us to change our business practices, result in claims, demands, investigations and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, and adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws and regulations in the United States and abroad relating to cybersecurity and data protection, a number of which also provide a private right of action. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which has occurred in the past and which could cause us to incur significant expense and liability, distract management and technical personnel, and result in orders or consent decrees forcing us to modify our business practices. Such actual or perceived incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could adversely affect our reputation, business, financial condition, or results of operations.

Our insurance coverage may not extend to all types of privacy and data security breaches or other incidents, and it may be insufficient to cover all costs and expenses associated with such incidents. Further, such insurance may not continue to be available to us in the future on economically reasonable terms, or at all, and insurers may deny us coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could have a material adverse effect on our business, including our reputation, financial condition, or results of operations.

The mobile app industry is intensely competitive. If clients or users prefer our competitors’ products or services over our own, our business, financial condition, and results of operations could be adversely affected.

We face significant competition. We offer services for developers to get their mobile apps discovered and downloaded by the users. We collect revenue from advertising fees paid by mobile app advertisers from the sale of advertising in our apps and sale of advertising in co-developed or third-party apps. We also face competition from providers of developer tools that enable developers to reach their audiences or manage or optimize their advertising campaigns. These companies vary in size and include Facebook, Google, and Unity Software as well as various private companies. Several of these companies are also our clients. Clients who are also competitors may decide to invest in their own offerings rather than continue to use our technology or advertise on our apps.

Additionally, we also compete with businesses that develop online and mobile games and other mobile apps, which vary in size and include companies such as Activision Blizzard (which was acquired by Microsoft), Tencent, and Zynga (which was acquired by Take-Two Interactive), as well as other public and private companies. Many of these companies are also our partners and clients. As we expand our global operations and mobile app offerings, we increasingly face competition from high-profile companies with significant online presences that may introduce new or expanded offerings, such as Apple, Facebook, Google, Microsoft, and Snap. In addition, other large companies that to date have not actively focused on mobile apps or gaming may decide to develop mobile apps or gaming offerings, such as Amazon’s recently introduced games platform, or work with other developers. Some of these current and potential competitors have significantly greater resources than we do that they can use to develop, acquire, or brand additional mobile apps or gaming alternatives, and may have more diversified revenue sources than we do and therefore may be less severely affected by changes in consumer preferences, regulations, or other developments that may impact our business or industry.

Further, as there are relatively low barriers to entry to develop and publish a mobile app, we expect new competitors to enter the market and existing competitors to allocate more resources towards developing and marketing competing games and apps. As our mobile games are free to play, our apps compete primarily on the basis of user experience rather than price. The proliferation of apps makes it difficult for us to differentiate ourselves from our competitors and compete for users.

We also face competition for advertising spending and for the discretionary spending, leisure time, and attention of our users from game platforms such as personal computer and console games, and other leisure time activities, such as television, movies, music, sports, and the internet. In addition, non-game applications for mobile devices, such as social media and messaging, television, movies, music, dating, and sports, have become increasingly popular, making the overall mobile app industry highly fragmented and making it more difficult for any mobile app to differentiate itself. Our future growth depends in part on the overall health of the mobile app ecosystem and in particular, mobile gaming. Increasing competition could result in decreases in the number of users of our apps, increased user acquisition costs, lower engagement with our apps, and loss of key personnel, all of which could adversely affect our business, financial condition, or results of operations.

Some of our current and potential competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us, particularly those located outside of the United States. Some of our current and potential competitors may have greater resources, more diversified revenue streams, better technological or data analytics capabilities, or stronger brands or competitive positions in certain product segments, geographic regions, or user demographics than we do. If clients or users prefer our competitors’ products or services over our own, or if our competitors are better able to adapt to changes in the preferences of publishers or users, regulations, or other developments, our business, financial condition, and results of operations could be adversely affected.

The mobile app industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

Technology changes rapidly in the mobile app industry. Our future success depends in part on our ability to adapt to trends and to innovate. To attract new clients and users and increase revenue from our current clients and users, we will need to enhance and improve our technologies and apps. We may not introduce enhancements of our existing technology and offerings, and new offerings, in a timely or cost-effective manner and any such enhancements may contain errors or defects.

Our business also currently depends in part on the growth and evolution of the internet, especially mobile internet-enabled devices. The number of people using mobile internet-enabled devices has increased rapidly over time, and we expect that this trend will continue. The mobile app industry, however, may not grow in the way that we anticipate. We must continually anticipate and adapt to emerging technologies to stay competitive. As the technological infrastructure for internet access continues to improve and evolve, consumers will be presented with more opportunities to access apps and play games on a variety of devices and platforms and to experience other leisure activities that may compete with mobile apps. Forecasting the financial impact of these emerging technologies and business models is inherently uncertain and volatile. If we decide to support a new technology or business model in the future, it may require entering into business arrangements with new platforms or other third parties, which may be on terms that are less favorable to us than those for traditional technologies or business models.

To invest in a new technology or expand our offerings, we must invest financial resources and management attention. We may invest significant resources in a new offering or in a strategic acquisition or partnership, which could prove unsuccessful or prevent us from directing these resources towards other opportunities. We may never recover the often-substantial up-front costs of developing and marketing emerging technologies or business models, or recover the opportunity cost of diverting management and financial resources. Further, our competitors may adopt an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours or attract more users than ours.

If, on the other hand, we do not continue to enhance our technologies or apps, or do not appropriately allocate our resources amongst opportunities, or we otherwise elect not to pursue new business models that achieve significant commercial success, we may face adverse consequences. For example, we do not currently offer our apps on all devices or all gaming platforms. If the devices on which our apps are available decline in popularity or become obsolete faster than anticipated, or if new platforms emerge other than those on which our games are offered, we could experience a decline in revenue and in our number of app users, and we may not achieve the anticipated return on our development efforts. It may take significant time and expenditures to shift product development resources to new technologies, and it may be more difficult to compete against existing products incorporating such technologies. If new technologies render mobile devices obsolete or we are unable to successfully adapt to and appropriately allocate our resources amongst current and new technologies, our business, financial condition, and results of operations could be adversely affected.

Our technologies, apps, and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business, financial condition, and results of operations.

Our technologies, apps and internal systems rely on software and hardware that is highly technical and complex. In addition, our technologies, apps and internal systems depend in part on the ability of such software and hardware to store, retrieve, process, and manage large amounts of data. The software and hardware on which we rely has contained, and will in the future contain errors, bugs, or vulnerabilities and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for clients and users who use our offerings, compromised ability of our offerings to perform in a manner consistent with our terms, contracts, or policies, delayed app launches or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of our users and/or our intellectual property, or reductions in our ability to provide some or all of our services. To the extent that any such errors, bugs, vulnerabilities, or defects impact our apps or services, our clients may become dissatisfied with our offerings, our brand and reputation may be harmed, and we may make operational decisions, such as with respect to our apps, that are based on inaccurate data. Any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service may lead to outcomes including damage to our reputation, increased product engineering expenses, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business, financial condition, and results of operations.

Our business depends in part on our ability to maintain and scale our apps, and any significant disruption to our technologies or apps could damage our reputation, result in a potential loss of engagement, and adversely affect our business, financial condition, and results of operations.

Our reputation and ability to attract and retain our clients and users depends in part on the reliable performance of our technologies and apps. We have in the past experienced, and may in the future experience, interruptions in the availability or performance of our offerings from time to time. Our systems may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays or outages that could be harmful to our business. If our apps are unavailable when users attempt to access them, or if they do not load as quickly as expected, users may not use our offerings as often in the future, or at all, which could adversely affect our business and results of operations. As we continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs and the needs of our clients and users. We may fail to continue to effectively scale and grow our technical infrastructure to accommodate these increased demands, which may adversely affect our user engagement and revenue growth. Additionally, we presently rely in part on third-party data centers and cloud hosting infrastructure. Our business may be subject to interruptions, delays, or failures resulting from natural disasters and other events outside of our control that impact us or these third-party providers. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services. If we fail to efficiently scale and manage our infrastructure, or if events disrupt our infrastructure or those of our third-party providers, our business, financial condition, and results of operations could be adversely affected.

If we are unable to launch new apps and successfully monetize them, or continue to improve the experience and monetization of our existing apps, our business, financial condition, and results of operations could be adversely affected.

Our business depends in part on launching or acquiring, and continuing to service, mobile apps. We have devoted and we expect to continue to devote substantial resources to the research, development, and marketing of our apps. Our development and marketing efforts are focused on improving the experience of our existing apps, developing new apps, and successfully monetizing our apps. Our apps generate revenue primarily through the sale of advertising. For apps distributed through third-party platforms, we are required to share a portion of the proceeds from in-game sales with the platform providers, which share may be subject to changes or increases over time. In order to maintain and increase our profitability, we need to generate sufficient revenue from our existing and new apps to offset our ongoing development, marketing, and other operating expenses.

The success of our apps depends in part on unpredictable and volatile factors beyond our control including user preferences, competing apps, new third-party platforms, and the availability of other entertainment experiences. If our apps do not meet user expectations or if they are not brought to market in a timely and effective manner, our business and results of operations could be adversely affected.

In addition, our ability to successfully launch apps and their ability to achieve commercial success will depend in part on our ability to:

●	effectively market our apps to existing and new users;

●	achieve a positive return on investment from our marketing and user acquisition costs or achieve organic, non-paid user growth;

●	adapt to changing trends, user preferences, new technologies, and new feature sets for mobile and other devices, including determining whether to invest in development for any new technologies, and achieve a positive return on the costs associated with such adaptation;

●	continue to adapt mobile app feature sets for an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

●	achieve and maintain successful user engagement and effectively monetize our apps;

●	develop mobile games that can build upon or become franchise games and expand and enhance our mobile games after their initial releases;

●	continue to attract publishers to advertise on our apps;

●	work with third-party platforms and obtain opportunities to feature our apps to their audience;

●	compete successfully against a large and growing number of competitors;

●	accurately forecast the timing and expense of our operations, including mobile app and feature development, marketing, and user acquisition;

●	minimize and quickly resolve bugs or outages; and

●	retain and motivate talented and experienced developers and other key personnel

These and other uncertainties make it difficult to know whether we will succeed in continuing to develop and launch new apps. Further, casual games, which is the part of the mobile app market we focus on, has a relatively short lifespan, which means we need to be constantly innovating and updating our gaming apps and/or introducing new ones.

If we fail to retain existing users or add new users cost-effectively, or if our users decrease their level of engagement with our apps, our business, financial condition, and results of operations could be adversely affected.

The size of our user base and the level of user engagement with our apps are critical to our success. Our results of operations have been and will continue to be significantly determined by our success in acquiring and engaging app users, which drives the amount of advertising we can place and the rates that advertising clients will pay for such ad placements. We expect that the number of our app users may fluctuate or decline in one or more markets from time to time, particularly in markets where we have achieved higher penetration rates. In addition, if people do not perceive our apps as useful or entertaining, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement, which could harm our revenue. A number of mobile apps that achieved early popularity have since seen their user bases or user engagement levels decline. There is no guarantee that we will not experience a similar erosion of our app users or user engagement levels. Any number of factors can adversely affect user growth and engagement, including if:

●	users increasingly engage with mobile apps offered by competitors or mobile apps in categories other than those of our apps;

●	we fail to introduce new apps or features that users find engaging or that achieve a high level of market acceptance or we introduce new apps, or make changes to existing apps, that are not favorably received;

●	users feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size, and quality of advertisements that we display;

●	users have difficulty installing, updating, or otherwise accessing our apps as a result of actions by us or third parties;

●	we are unable to continue to develop apps that work with a variety of mobile operating systems and networks; and

●	concerns emerge among our user and potential user base about the quality of our apps, our data practices or concerns related to privacy and sharing of personal information and other user data, safety, security, or other factors.

Additionally, we expect that it will become increasingly difficult and more expensive for us to acquire users for our apps for a variety of reasons, including the increasingly competitive nature of the mobile app industry and the significant amount of time and attention users are dedicating to competing entertainment options. If our competitors increase their user acquisition spending, we could experience higher costs per an install for our apps, which would adversely affect our margins and profit. Furthermore, our spending on user acquisition is based on certain assumptions about their projected behavior, particularly for new apps for which we do not have similar apps in our portfolio to aid us in our modeling efforts. If we are unable to grow our user base and increase our user engagement levels, or unable to do so cost effectively, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent on Moremo, a PRC company (“Moremo”) and the former parent company of Newbyera Technology Limited, our Hong Kong operating subsidiary (“Newbyera”), to provide us with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to a Labor Service Contract on Dispatch and Employment between Newbyera and Moremo, from whom we acquired Newbyera in June 2024, we rely on contractors provided through Moremo to conduct much of our operations. We also rely on Moremo for administrative services pursuant to an Outsourcing Service Contract between Newbyera and Moremo. Our dependence on Moremo presents a number of risks that could materially and adversely affect our business, financial condition, and results of operations.

While our agreements with Moremo provide Moremo only limited termination rights, primarily for non-payment, this does not guarantee that we will continue to receive services from Moremo, nor from the contractors that we have retained both on an ongoing and ad-hoc basis through our arrangement with Moremo. We primarily rely on highly skilled, technically trained and creative contractors retained through Moremo to run our business and develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets, are in high demand and would be difficult to replace if we lost a significant number of them due to the termination of our agreement with Moremo or otherwise (such as if Moremo was no longer able to retain a sufficient number of contractors on our behalf). The loss of such contract personnel could cause us to experience material interruptions in product development, delays in bringing new games to market, difficulties in our relationships with customers, and the inability to successfully serve ads and to increase or maintain our revenue as a result, and could otherwise adversely affect our business and prospects.

In addition, while we might be able to retain other service providers to replace Moremo should our agreements with them be terminated or they otherwise cease providing services to us under these agreements, there is no guarantee that we could do so, or that we could do so on terms equally favorable to us as those in our agreements with Moremo. Further, our business operations would be disrupted, potentially materially, while we were in the process of retaining new service providers, which could have a material adverse impact on our business, reputation, prospects, results of operation and financial condition.

While Newbyera has a contractual right to supervise the personnel contracted through Moremo, we have less control over and oversight of the work performed by contractors than we would if the work were performed by our own employees. There could be instances where these independent contractors fail to comply with applicable law or with our policies and procedures. For example, new mobile games may not be developed on time, or there could be a delay in us learning of problems or errors and thus a delay in our response to those issues. If any such delays, problems or errors were to occur, or any of these independent contractors violated applicable law with respect to the work they do for us, it could materially and adversely affect our business, reputation and prospects as well as our revenue, financial condition and cash flow. In addition, it is possible that we could be held civilly or criminally accountable based on vicarious liability because of the actions of our independent contractors or if Moremo does not comply with applicable law, particularly applicable employment laws, in connection with its provision of services to us even though Moremo has indemnified us for losses we incur on account of its actions or inactions.

Finally, laws and regulations relating to the use of contractors may vary in the jurisdictions in which we operate. These contractors could be deemed employees of Newbyera despite our outsourcing arrangements, or changes in legal and regulatory restrictions could impact our ability to use contractors in the future.

We have entered into strategic partnerships with mobile gaming developers, and a failure to maintain such relationships may harm our ability to launch new apps as well as our brand and reputation.

From time to time, we have entered into strategic partnerships with mobile gaming studios. We have historically allowed these studios to continue their operations with a degree of autonomy. In certain of these transactions, we have bought games from such studios and entered into development agreements whereby such studios provide us support in developing and improving games and grant us a right of first refusal with respect to future games. These agreements typically have a fixed term, after which the studios may choose not to continue working with us. Any deterioration in our relationship with these studios may harm our ability to monetize the games we co-develop and launch and future mobile games that we co-develop with these studios and may lead to such studios choosing not to renew their agreements with us. Further, if such a studio becomes dissatisfied with us, our brand and reputation may be harmed and we may have more difficulty entering into similar agreements in the future. Additionally, international studios with whom we enter into such partnerships may be located in areas with less certain legal and regulatory regimes or more potential risks, which may increase our costs to maintain such strategic partnership. If we are unable to maintain any of these partnerships, we may be required to invest significant resources in expanding our development program or entering into agreements with additional mobile gaming studios in order to continue producing the same volume and quality of apps, and our business, financial condition, and results of operations could be adversely affected.

We rely on third-party platforms to distribute our apps and collect revenue, and if our ability to do so is harmed, or such third-party platforms change their policies in such a way that restricts our business, increases our expenses, or limits the information we derive from our apps, our business, financial condition, and results of operations could be adversely affected.

The mobile app industry depends in part on a relatively small number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Meta, some of which are direct competitors. We derive significant revenue from the distribution of our apps through these third- party platforms. We are subject to the standard policies and terms of service of such third-party platforms, which generally govern the promotion, distribution, content, and operation of applications on such platforms. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other mobile app companies, and those changes may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how mobile apps are labeled or are able to advertise on its platform, change how the personal information of its users is made available to developers on its platform, limit the use of personal information for advertising purposes, restrict how users can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform. We rely in part on IDFA to provide us with data that helps us better market and monetize apps.

If we violate, or a distribution platform provider believes that we have violated, a distribution platform’s terms of service, or if there is any change or deterioration in our relationship with such a distribution provider, that platform provider could limit or discontinue our access to its platform. If one of our distribution platform partners were to limit or discontinue the distribution of our apps on their platform, it could adversely affect our business, financial condition, and results of operations.

We also rely on the continued popularity, user adoption, and functionality of third-party platforms. In the past, some of these platform providers have been unavailable for short periods of time. In addition, third-party platforms also impose certain file size limitations, which may limit the ability of users to download some of our larger apps in over-the-air updates. Aside from these over-the-air file size limitations, a larger game file size could cause users to delete our mobile games once the file size grows beyond the capacity of their devices’ storage limitations or could reduce the number of downloads of these mobile games.

If issues arise with third-party platforms that impact the visibility or availability of our apps, our users’ ability to access our apps or our ability to monetize our apps, or otherwise impact the design or effectiveness of our business, financial condition, and results of operations could be adversely affected.

Our revenue has been concentrated in various ways and the loss of, or a significant reduction in, any such revenue source, or our failure to successfully expand and diversify our revenue sources could adversely affect our business, financial condition, and results of operations.

We have historically experienced revenue concentration with respect to certain apps and the in-app advertising portion of our business. Our future success depends, in part, on launching and successfully monetizing additional apps and on establishing and maintaining successful relationships with a diverse set of clients. While our apps consist of hundreds of mobile games, currently a limited number of those are responsible for a significant portion of our revenue. The loss or failure to continuously monetize one of these apps could have a significant impact on our results of operations. Similarly, our future success depends, in part, on our ability to successfully develop and monetize additional mobile games and other mobile apps. If we are unable to successfully launch new apps, our reliance on a limited number of apps may increase.

More generally, we face concentration risk in that our apps operate primarily in the mobile app industry and specifically mobile gaming. As such, our business depends, in part, on the continued health and growth of these industries. Further, a significant amount of our total revenue is derived through a limited number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Facebook.

We have experienced recent rapid growth, which may not be indicative of our future growth. We may be unable to effectively manage the growth of our business, which could adversely affect our business, financial condition, and results of operations.

Our growth until now should not be relied upon as an indication of our future performance, as we may not be able to sustain our growth rate in the future. Even if our revenue continues to increase, we expect that our revenue growth rate may decline in the future as a result of a variety of factors, including because of more difficult comparisons to prior periods and the saturation of the market. The overall growth of our revenue depends in part on our ability to execute on our business plans.

Additionally, the growth and expansion of our business has placed and continues to place a significant strain on our management, operations, financial infrastructure, and corporate culture. Our future success depends in part on our ability to manage this expanded business. If not managed effectively, this growth could result in the over-extension of our management systems and information technology systems and our internal controls and procedures may not be adequate to support this growth. Failure to adequately manage our growth in any of these ways may cause damage to our brand and reputation and adversely

Our international operations are subject to increased challenges and risks generally.

We expect to continue to expand our international operations in the future by opening new offices, entering into strategic partnerships with new international game studios, acquiring companies that may have international operations, and providing our apps in additional countries and languages. Expanding our international operations may subject us to risks associated with:

●	recruiting and retaining talented and capable management and employees in foreign countries;

●	the diversion of senior management attention;

●	challenges caused by distance, language, and cultural differences;

●	developing and customizing apps that appeal to the tastes and preferences of users in international markets;

●	the inability to offer certain services or apps in certain foreign countries;

●	competition from local mobile app developers with intellectual property rights and significant market share in those markets and with a better understanding of user preferences;

●	utilizing, protecting, defending, and enforcing our intellectual property rights;

●	negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

●	the inability to extend proprietary rights in our brand, content, or technology into new jurisdictions;

●	implementing alternative payment methods for features and virtual goods in a manner that complies with local laws and practices and protects us from fraud;

●	compliance with applicable foreign laws and regulations, including anti-bribery laws, privacy laws, and laws relating to content and consumer protection;

●	credit risk and higher levels of payment fraud;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices that favor local businesses in certain countries;

●	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws in the United States or the foreign jurisdictions in which we operate;

●	political, economic, and social instability, such as the Iran war and Russia-Ukraine conflict and its impacts on the region and the regional and global economy;

●	higher costs associated with doing business internationally, including costs related to local advisors;

●	export or import regulations; and

●	trade and tariff restrictions.

Our ability to successfully gain market acceptance in any particular international market is uncertain and, in the past, we have experienced difficulties and have not been successful in all the countries we have entered. If we are unable to continue to expand internationally or manage the complexity of our global operations successfully, our business, financial condition, and results of operations could be adversely affected.

Our business is subject to economic, market, and geopolitical conditions as well as to natural disasters beyond our control.

Our gaming revenue is driven in part by discretionary consumer spending habits and preferences, and by advertising spending patterns. Historically, consumer purchasing and advertising spending have each declined during economic downturns and periods of uncertainty regarding future economic prospects or when disposable income or consumer lending is lower. General macroeconomic conditions, such as a recession or economic slowdown in the United States or internationally, including those resulting from geopolitical issues such as the Iran war or the Russia-Ukraine conflict, could create uncertainty and adversely affect discretionary consumer spending habits and preferences as well as advertising spending. Uncertain economic conditions may also adversely affect our clients. As a result, we may be unable to continue to grow in the event of future economic slowdowns. We are particularly susceptible to market conditions and risks associated with the mobile app industry, which also include the popularity, price, and timing of our apps, changes in user demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

We anticipate incurring higher operating expenses in the future, and we may not be able to achieve or maintain our profitability in any given period. If we cannot achieve or maintain our profitability, our business could be adversely affected.

We may not always achieve sufficient revenue or manage our expenses in order to achieve positive cash flow from operations or profitability in any given period. Our operating expenses may continue to rise as we implement additional initiatives designed to increase revenue, potentially including developing our technologies; launching apps; strategic acquisitions and partnerships; client and user acquisition spending; international expansion; hiring employees or entering into additional contractor arrangements; and taking other steps to strengthen and grow our company. We are likely to recognize costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We also anticipate that the costs of acquiring new clients and mobile app users, and otherwise marketing our offerings and apps, will continue to rise. Further, we may continue to incur significant costs in connection with strategic acquisitions and partnerships, which costs may increase or become more concentrated to the extent that we enter into larger transactions. If we are not able to maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all, and that may be dilutive to our stockholders. If we are unable to generate adequate revenue growth and manage our expenses, we may incur significant losses in the future and may not be able to maintain positive cash flow from operations or profitability.

We generally do not have long-term agreements with our clients.

Our clients are not required to enter into long-term agreements with us and may choose to stop using our advertising publishing services at any time. For example, our advertising agreements can be executed in as little as one day and can be terminated for convenience on two days’ notice. In order to continue to grow this part of our business, we must consistently provide offerings that clients see as valuable and choose to use. If we fail to maintain our relationships with our clients, or if the terms of these relationships become less favorable to us, our results of operations would be harmed. Additionally, as certain of our clients are also our competitors, these clients may choose to invest in their own offerings rather than continue to use our offerings. Any failure to maintain our relationships with our clients could adversely affect our business, financial condition, and results of operations.

If our apps do not meet user expectations, or contain objectionable content, our reputation, business, financial condition, and results of operations could be adversely affected.

Expectations regarding the quality, performance, and integrity of our apps are high. We must continually adapt to changing user preferences including the popularity of various game categories and styles of play. Users may be critical of our apps, business models, or business practices for a wide variety of reasons, including perceptions about gameplay, fairness, game content, features, or services. Independent industry analysts may publish reviews of our apps from time to time, as well as those of our competitors, and perception of our apps in the marketplace may be significantly influenced by these reviews. We have no control over what users or these industry analysts report. If users and industry analysts negatively respond to our apps or changes that we make to our apps, or provide negative reviews of our apps, our reputation, business, financial condition, and results of operations could be adversely affected.

Further, despite reasonable precautions, some users may be offended by certain mobile app content, advertisements displayed in our apps or by the treatment of other users. For example, if users believe that an advertisement displayed in one of our apps contains objectionable content, we could experience damage to our brand and reputation and users could refuse to continue to engage with such app and pressure platform providers to remove the app from their platforms. While such content may violate our terms and we may subsequently remove it, our brand and reputation may nonetheless be harmed and our clients may become dissatisfied with our services. Furthermore, steps that we may take in response to such instances, such as temporarily or permanently shutting off access of a user to our apps, could adversely affect our business and results of operations. Any failure to meet user expectations or provide our apps without objectionable content could adversely affect our reputation, business, financial condition, and results of operations.

The proliferation of “cheating” programs and scam offers that seek to exploit our mobile games and users may adversely affect game-playing experiences and lead users to stop playing our mobile games. Our failure to maintain adequate customer support may enhance these risks.

Our users rely on our customer support organization to resolve any issues relating to our mobile games. Customer support is important for satisfying user expectations regarding the quality, performance, and integrity of our mobile games. We currently have limited customer support operations. If we do not effectively train, supplement, and manage our customer support organization to assist our users, and if that support organization does not succeed in helping users quickly resolve issues or provide effective ongoing support, we could experience decreased user engagement and harm to our reputation with potential new users.

Additionally, unrelated third parties have developed, and may continue to develop, “cheating” programs that enable users to exploit vulnerabilities in our mobile games, play them in an automated way, collude to alter the intended game play, or obtain unfair advantages over other users who do play fairly. These programs harm the experience of users who play fairly and may disrupt the virtual economies of our mobile games. In addition, unrelated third parties have attempted to scam our users with fake offers for virtual goods or other game benefits. These unauthorized or fraudulent transactions are usually arranged on third-party websites and the virtual goods offered may have been obtained through unauthorized means, such as exploiting vulnerabilities in our mobile games, or may be fraudulent offers. We do not generate any revenue from these transactions. These unauthorized purchases and sales from third-party sellers could impede our revenue and profit growth.

There can be no assurance that our customer support and other efforts to detect, prevent, or minimize these unauthorized or fraudulent transactions will be successful, that these actions will not increase over time or that our customer support efforts will be successful in resolving user issues. Any failure to maintain adequate customer support or success of third-party cheating programs or scams may negatively affect game-playing experiences and lead users to stop playing our mobile games, which could adversely affect our business, financial condition, and results of operations.

We are highly dependent on Newbyera’s former parent company, Moremo, from whom we acquired Newbyera in June 2024, to provide us with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera, we rely on contractors provided through Moremo to conduct much of our operations. We also rely on Moremo for administrative services pursuant to an Outsourcing Service Contract between Newbyera and Moremo. Our dependence on Moremo presents a number of risks that could materially and adversely affect our business, financial condition, and results of operations.

While our agreements with Moremo provide Moremo only limited termination rights, primarily for non-payment, this does not guarantee that we will continue to receive services from Moremo, nor from the contractors that we have retained both on an ongoing and ad-hoc basis through our arrangement with Moremo. We primarily rely on highly skilled, technically trained and creative contractors retained through Moremo to run our business and develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets, are in high demand and would be difficult to replace if we lost a significant number of them due to the termination of our agreement with Moremo or otherwise (such as if Moremo was no longer able to retain a sufficient number of contractors on our behalf). The loss of such contract personnel could cause us to experience material interruptions in product development, delays in bringing new games to market, difficulties in our relationships with customers, and the inability to successfully serve ads and to increase or maintain our revenue as a result, and could otherwise adversely affect our business and prospects.

In addition, while we might be able to retain other service providers to replace Moremo should our agreements with them be terminated or they otherwise cease providing services to us under these agreements, there is no guarantee that we could do so, or that we could do so on terms equally favorable to us as those in our agreements with Moremo. Further, our business operations would be disrupted, potentially materially, while we were in the process of retaining new service providers, which could have a material adverse impact on our business, reputation, prospects, results of operation and financial condition.

While Newbyera has a contractual right to supervise the personnel contracted through Moremo, we have less control over and oversight of the work performed by contractors than we would if the work were performed by our own employees. There could be instances where these independent contractors fail to comply with applicable law or with our policies and procedures. For example, new mobile games may not be developed on time, or there could be a delay in us learning of problems or errors and thus a delay in our response to those issues. If any such delays, problems or errors were to occur, or any of these independent contractors violated applicable law with respect to the work they do for us, it could materially and adversely affect our business, reputation and prospects as well as our revenue, financial condition and cash flow. In addition, it is possible that we could be held civilly or criminally accountable based on vicarious liability because of the actions of our independent contractors or if Moremo does not comply with applicable law, particularly applicable employment laws, in connection with its provision of services to us even though Moremo has indemnified us for losses we incur on account of its actions or inactions.

Finally, laws and regulations relating to the use of contractors may vary in the jurisdictions in which we operate. These contractors could be deemed employees of Newbyera despite our outsourcing arrangements, or changes in legal and regulatory restrictions could impact our ability to use contractors in the future.

Legal and Regulatory Risks Related to our Core Gaming Business

We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could adversely affect our business, financial condition, and results of operations.

We receive, store, and process personal information and other data and we enable our users to share their personal information with each other and with third parties, including within our apps. There are numerous federal, state, and local laws around the world regarding privacy and the collection, storing, sharing, use, processing, disclosure, deletion, and protection of personal information and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules.

Various government and consumer agencies have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. For example, the GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies processing personal data of European Union (“EU”) users, which created a greater compliance burden for companies with European users, and subjects violators to substantial monetary penalties. The United Kingdom has implemented legislation that substantially implements the GDPR and which also provides for substantial monetary penalties. In June 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the European Economic Area to the United Kingdom. Such adequacy decision must, however, be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how United Kingdom data protection laws or regulations may develop in the medium to longer term, nor the effects of divergent laws and guidance regarding how data transfers to and from the United Kingdom will be regulated,

Another example is the State of California’s passage of the CCPA, which went into effect in 2020 and created new privacy rights for users residing in the state, including a private right of action for data breaches. The California Privacy Rights Act (“CPRA”) went into effect on January 1, 2023, and significantly modified the CCPA, resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Additionally, other states are considering, and in some cases have enacted, comprehensive privacy legislation, some of which provide for private rights of action, which may increase the likelihood of class action litigation that could also adversely affect our reputation, business, financial condition, and results of operations. For example, several states in the U.S. have proposed or enacted laws that contain obligations similar to the CCPA and CPRA that have taken effect or will take effect in coming years. The U.S. federal government is also contemplating federal privacy legislation. Our efforts to comply with existing and future legal requirements has required us and will continue to require us to devote significant operational resources and incur significant expenses. Our privacy and data protection compliance and oversight efforts will require significant time and attention from our management and board of directors.

Further, children’s privacy has been a focus of recent enforcement activities and subjects our business to potential liability that could adversely affect our business, financial condition, or operating results. Enforcement of COPPA, which requires companies to obtain parental consent before collecting personal information from children known to be under the age of 13or from child-directed websites or online services, has increased in recent years. In addition, the GDPR prohibits certain processing of the personal information of children under the age of 13 to 16 (depending on jurisdiction) without parental consent where consent is used as the lawful basis for processing that personal information. The CCPA, as amended and supplemented by the CPRA, requires companies to obtain the consent of children in California under the age of 16 (or parental consent for children under the age of 13) before selling their personal information. There also may be various laws, regulations, industry standards, codes of conduct, or other actual or asserted obligations relating to children’s privacy to which we may be, or be asserted to be, subject, or that may otherwise impact our business and operations. For example, the United Kingdom’s Age Appropriate Design Code (“AADC”) is one such regulatory framework that has been adopted in the United Kingdom that focuses on online safety and protection of children’s privacy online, and similar frameworks are being considered for adoption in other jurisdictions. California also has enacted the California Age-Appropriate Design Code Act (“ADCA”), which will take effect on July 1, 2024. The ADCA implements into law certain principles taken from the AADC, among other things, and imposes substantial new obligations upon companies that offer online services, products, or features “likely to be accessed” by children, defined under the ADCA as anyone under 18 years of age. Although we take reasonable efforts to comply with these laws and regulations, we may in the future face claims under COPPA, the GDPR, the CCPA, the CRPA, or other laws, regulations, or other actual or asserted obligations relating to children’s privacy.

All of our mobile games are subject to privacy policies and terms of service located in application storefronts, within our mobile games, and on our respective websites. We endeavor to comply with industry standards and are subject to the terms of our privacy-related obligations and commitments to users and third parties. We strive to comply with all applicable laws, policies, legal obligations, and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably possible. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, policies, legal obligations, or industry codes of conduct may be passed, or existing laws, policies, legal obligations, or industry codes of conduct may be interpreted in such a way that could prevent us from being able to offer services to citizens of a certain jurisdiction or may make it costlier or more difficult for us to do so. Any failure or perceived failure by us to comply with our terms of service or privacy policy, or with applicable laws, regulations, or legal, contractual, or other actual or asserted obligations to users or third parties, concerning privacy, information security, data protection, consumer protection, or protection of minors, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions or other proceedings, claims, demands, and litigation by private parties, or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which could adversely affect our business, financial condition, or results of operations. Additionally, if third parties we work with, such as users, co-developers, vendors, or service providers, violate applicable laws or our policies, such violations may also put our users’ information at risk and could in turn adversely affect our reputation, business, financial condition, and results of operations.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws in the United States and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, protection of minors, data protection, and privacy, competition, taxation, intellectual property, money transmission, money laundering, investment screening, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and which could adversely affect our business. As our business and service offerings grow and evolve and our apps are used in a greater number of countries, we may also become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations. The regulation of AI technologies is a relatively new and evolving area of law which we may be subject to as some of the tools we use to develop and co-develop our apps incorporate AI technologies, and as we continue to explore the use of AI in our future offerings, including our apps. For example, in the EU, the EU Artificial Intelligence Act, once enacted, will impose a regulatory framework for companies’ development and use of AI systems. Beyond the EU and U.S., more than 37 countries have proposed AI-related legal frameworks. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and that could adversely affect our business.

With respect to our apps, we are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, many of which are ambiguous or still evolving and could be interpreted in ways that could adversely affect our business or expose us to liability. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics or genres. Further, laws or regulations may vary significantly across jurisdictions.

Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as Core AI that conduct business through the internet and mobile devices. For example, China implemented a policy in September 2021 that restricts online gaming for those under age 18 to one hour in the evening on Fridays, weekends, and public holidays. In addition, other countries such as Australia have implemented or are considering implementing similar restrictions. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the labeling of free-to-play mobile games, or the regulation of currency, banking institutions, unclaimed property or money transmission, may be interpreted to cover our mobile games and the virtual currency, goods, or payments that we receive. We may also expand into new business opportunities that subject us to additional laws and regulations. As such, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of the mobile app industry. Any costs that we incur as a result of adapting to laws and regulations, or as a result of liability in connection therewith, could adversely affect our business, financial condition, and results of operations.

The development and use of AI in our Core Gaming business, combined with an uncertain regulatory environment, may adversely affect our business, reputation, financial condition or results of operations.

We use AI technologies in our Core Gaming business, and we are investing in the expansion of our AI capabilities, including possibly generative AI. These technologies are complex and rapidly evolving. The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality, privacy, data protection, or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, financial condition or results of operations. The impact of AI technology on intellectual property ownership and licensing rights, including copyright, has not been fully addressed by U.S. courts or other federal or state laws or regulations, and the use of third-party AI technologies in connection with our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Our customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability.

We are subject to the Foreign Corrupt Practices Act, and similar anti-corruption and anti- bribery laws, and non-compliance with such laws could subject us to criminal penalties or significant fines and adversely affect our business and reputation.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption and anti-bribery laws applicable in the jurisdictions in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies, their employees, and third party business partners, representatives, and agents from promising, authorizing, making or offering improper payments or other benefits, directly or indirectly, to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we continue to expand our business internationally, our risks under these laws increase.

We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, third-party business partners, representatives, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees, third-party business partners, representatives, and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, suspension or disbarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement of profits, other sanctions and remedial measures, and prohibitions on the conduct of our business, any of which could adversely affect our reputation, business, financial condition, and results of operations.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

Our apps may be subject to U.S. export controls. Exports of our products and the underlying technology may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report, as applicable.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control that prohibit the shipment of most technologies to embargoed jurisdictions or sanctioned parties without the required export authorizations. If we need to obtain any necessary export license or other authorization for a particular sale, the process may be time-consuming and may result in the delay or loss of opportunities to sell our products.

We take precautions to prevent our products and the underlying technology from being provided, deployed or used in violation of export control and sanctions laws, including implementation of IP address blocking and sanctioned person screening, and are in the process of further enhancing our policies and procedures relating to export control and sanctions compliance. We cannot assure you, however, that our policies and procedures relating to export control and sanctions compliance will prevent violations in the future by us or our partners or agents. If we are found to be in violation of U.S. sanctions or export control regulations, including failure to obtain appropriate import, export, or re-export licenses or permits, it can result in significant penalties and government investigations, as well as reputational harm and loss of business. Knowing and willful violations can result in possible incarceration for responsible employees and managers.

In addition to the United States, various other countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our apps. Changes in our apps or future changes in export and import regulations may create delays in the introduction of new apps and the underlying technology in international markets, prevent our clients with global operations from deploying our products globally, or, in some cases, prevent the export or import of our apps to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Our growth strategy includes further expanding our operations and client and user base in international markets and acquiring companies that may operate in countries where we do not already do business. Such acquisitions may subject us to additional or expanded export regulations. Further, any change in export or import regulations or controls, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or offer our services to, existing or potential clients with global operations. Any decreased use of our apps or services or limitation on our ability to export or sell our apps and services in major international markets could adversely affect our business, financial condition, and results of operations.

We may require additional capital to meet our financial obligations and support growth of our Core Gaming business, and this capital may not be available on acceptable terms or at all.

We intend to continue to make significant investments to support the growth of our business Core Gaming business and may require additional funds to respond to business challenges, including the need to continue to develop our technologies and BI platform, enhance our existing apps and develop new apps and features, improve our operating infrastructure, or enter into strategic acquisitions and other business relationships. Accordingly, we may need to engage in equity, equity-linked, or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common shares. Any debt financing that we secure in the future could involve offering additional security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. Additionally, if we seek to access additional capital or increase our borrowing, there can be no assurance that financing and credit may be available on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition, or results of operations could be adversely affected.

Changes in tax laws or tax rulings could adversely affect our effective tax rates, business, financial condition, and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value added, digital, net worth, property, and goods and services taxes), which in turn could adversely affect our financial condition and results of operations. For example, in December 2017, the U.S. federal government enacted the tax reform legislation known as the Tax Cuts and Jobs Act (the 2017 Tax Act). The 2017 Tax Act significantly changed the existing U.S. corporate income tax laws by, among other things, lowering the U.S. corporate tax rate, implementing a partially territorial tax system, and imposing a one-time deemed repatriation tax on certain post-1986 foreign earnings. In addition, beginning in 2022, the Tax Act will require U.S. research and experimental expenditures to be capitalized and amortized ratably over a five-year period. Any such expenditures attributable to research conducted outside the U.S. must be capitalized and amortized over a 15-year period. Furthermore, many countries in the EU, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Some of these or other new rules could result in double taxation of our international earnings. Any significant changes to our future effective tax rate could adversely affect our business, financial condition, and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, manage, and use our intellectual property and the valuation of our intercompany transactions. The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. The taxing authorities of the jurisdictions in which we operate, however, may challenge our methodologies for valuing developed technology or intercompany arrangements, which could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Moreover, changes to our corporate structure, including through acquisitions, could impact our worldwide effective tax rate and adversely affect our business, financial condition, and results of operations.

Significant judgment is required in evaluating our tax positions and our worldwide provision for (benefit from) taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. Our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by challenges to our intercompany relationships and transfer pricing arrangements. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

If we are found liable for content that is distributed through or advertising that is served through our apps, our business could be adversely affected.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, public performance royalties, or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act (the “DMCA”) is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to user content that includes materials that infringe copyrights or other rights. We rely on the protections provided by the DMCA in conducting our business.

However, the DMCA and similar statutes and doctrines that we may rely on in the future are subject to uncertain judicial interpretation and regulatory and legislative amendments. Future regulatory or legislative changes may ultimately require us to take a more active approach towards content moderation, which could diminish the depth, breadth, and variety of content we offer and, in so doing, reduce our revenue. Moreover, the DMCA provides protections primarily in the United States. If the rules around these statutes and doctrines change, if international jurisdictions refuse to apply similar protections, or if a court were to disagree with our application of those rules to our business, we could incur liability and our business could be adversely affected. If we become liable for these types of claims as a result of the content that is included in our apps or the advertisements that are served in our apps, then our business may be adversely affected. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could adversely affect our business. Our insurance may not be adequate to cover these types of claims or any liability that may be imposed on us.

Legal or regulatory proceedings and settlements could cause us to incur additional expenses or otherwise adversely affect our business, financial condition, and results of operations.

We are involved in or may become involved in claims, suits, government investigations, including formal and informal inquiries from government authorities and regulators, and proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, securities claims, privacy, data protection, or law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims, and other matters. We may become the subject of investigations, inquiries, data requests, requests for information, actions, and audits in the United States and around the world, particularly in the areas of privacy, data protection, law enforcement, consumer protection, and competition, as we continue to grow and expand our operations.

Any such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcomes, such legal or regulatory proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel attention, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in substantial costs, civil and criminal liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products or services, or requiring a change in our business practices, products or technologies, which could adversely affect our reputation, business, financial condition, and results of operations.

Risks Related to Hong Kong

The Chinese government, in general, could exercise significant oversight and discretion over the conduct of our business and has made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and over foreign investment in China-based issuers.

Although our subsidiary Newbyera is based in a special administrative region of the PRC, which enjoys separate governing and economic systems from that of mainland China under the principle of one country, two systems, Hong Kong is part of China and, as such, the Chinese government could intervene or influence our operations at any time, which could result in a material change in Newbyera’s operations and the value of our Common Stock. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or over foreign investment in China-based issuers, in particular any effort to extend such actions directly or indirectly to Hong Kong-based companies, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We are subject to risks relating to economic, political, legal, and social conditions in Hong Kong.

Any adverse changes in the economic, political, legal, and social conditions of Hong Kong could lead to an adverse impact on the demand for Newbyera’s services and result in deteriorating financial performance of the Company.

We cannot assure you that there will not be any political movements or large-scale political unrest in Hong Kong that could adversely impact the market. If such unrest or movement persists for a substantial period of time, it may lead to disruption of the general economic, political, and social conditions in Hong Kong, and Newbyera’s overall business, results of operations, and financial condition may be adversely affected.

The Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Newbyera’s operations in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties of the government bodies responsible for safeguarding national security and specifies four categories of offences - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the then Hong Kong Chief Executive Carrie Lam and the current Hong Kong Chief Executive John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under the HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with a foreign person sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. The ramifications of the Hong Kong National Security Law and the HKAA are still unfolding, and it is therefore difficult to predict the full impact on Hong Kong and companies located in Hong Kong. If Newbyera is accused of violating the Hong Kong National Security Law or the HKAA by competent authorities, its business operations, financial position, and results of operations could be materially and adversely affected.

Risks Related to our Planned Data Center Business

We have no operating history which can be evaluated with respect to our planned AI data center business.

We recently have begun to focus on transforming the Company into a global AI technology and infrastructure company by seeking to expand our business operations into the development of a next-generation, vertically integrated global network of high-performance computing (“HPC”) and artificial intelligence (“AI”) data centers. However, we have no operating history which can be evaluated with respect to our planned business and individually, only limited experience in this sector. Accordingly, there can be no assurance given that we can successfully establish this business or to the extent we are successful in doing so, that it will ever generate significant revenues or achieve profitability.

We intend to primarily rely on joint ventures and similar collaborations with third parties to identify potential development sites, and construct and operate HPC and AI data centers domestically and internationally.

We intend to primarily rely on joint ventures and similar collaborations with third parties to identify and potential development sites, and design, build and operate HPC and AI data centers domestically and internationally. In these joint ventures and collaborations, we will seek to combine Core Gaming’s AI expertise and AI-native infrastructure and our capital markets expertise with the experience of our joint venture partners in identifying, development sites and designing, building and operating data centers. During the first quarter of 2026, we have entered into three joint venture agreements with Optimus Technology Group, Toto Digital & Technology Solutions, LLC and Allianca Group, Inc. for the development of HPC and AI data centers domestically and internationally in their respective market sectors and a memorandum of understanding with CSPM Resources SDN BHD to pursue data center development opportunities in Malaysia. In general, each of these collaborations provide that in each data center project mutually agreed upon our partner will be responsible for presenting potential projects and approved projects, with Core Holdings using it commercially reasonable best efforts to secure financing for the projects. The collaborations will be 50/50 joint ventures, with our equity interest in the project subject to increase up to 80% depending on the amount of financing capital we are able to secure and contribute to the project. Upon completion, we expect that the data centers will either be operated by the respective joint venture or sold to a third party or third parties on a turnkey basis. As these collaborations are in their early stages, no projects have as yet been presented to the respective joint ventures for approval, not has any financing commitment been secured. Accordingly, there can be no assurance that our joint venture arrangements will lead to the successful development of any domestic or international data centers or that the Company will be successful in implementing its business plan. Should any of these joint ventures lead to the design, building and operation of HPC and AI data centers, the failure to maintain good relations with our joint venture partners or a breach of any of the joint venture agreements could adversely affect our business, financial condition and results of operations.

The design, building and operation of HPC and AI data centers is capital intensive and there can be no assurance that the necessary financing can be secured for development efforts.

The design, building and operation of HPC and AI data centers in capital intensive. It will largely be our responsibility to secure financing for any project agreed upon with our joint venture partners. There can be no assurance that financing will be available when and in the amounts required, as well as on commercially reasonable terms. If we are unable to secure financing when required, our ability to implement our expansion plans and our business, financial condition and results of operations will be adversely affected.

The success of any data center project will be dependent in large part on the ability to purchase significant quantities of electric power on commercially reasonable terms. Failure to secure electric power in sufficient quantities and at commercially reasonable rates can adversely affect the operation of any data center, as well as our business, financial condition and results of operations.

HPC and AI data centers are significant consumers of electric power and their success is dependent in part on the ability to purchase significant quantities of electric power on commercially reasonable terms. If we are unable to do so for any HPC or AI data center which we ultimately develop and construct with our joint venture partners, operation of that data center and our business, financial condition and results of operations will be adversely affected.

Our planned HPC and AI data center business is subject to rapid changes in customer requirements, technology standards and infrastructure design, which may increase costs, delay development or make our facilities less competitive.

The markets for HPC and AI infrastructure are evolving rapidly. Customer requirements may change quickly with respect to power density, cooling architecture, rack design, network configuration, resiliency standards, security and deployment timelines. Advances in semiconductors, systems architecture, model efficiency and data center design may also change the infrastructure needed to support these workloads. As a result, facilities designed based on current assumptions may require redesign, retrofitting or additional capital to remain commercially attractive. If we do not anticipate and respond to these changes in a timely and cost-effective manner, our development timelines may be extended, our costs may increase and our facilities may become less competitive.

We may be unable to procure, install or integrate specialized equipment required for HPC and AI workloads, including electrical, cooling, networking and other long-lead-time components, on acceptable terms or at all.

The design, building and operation of HPC and AI data centers depend on the timely availability of specialized equipment and materials, including transformers, switchgear, generators, cooling systems, liquid cooling components, network equipment, fiber infrastructure, control systems and other critical components. Many of these items have long lead times, are available from a limited number of suppliers or are subject to allocation, pricing pressure, transportation constraints or import-related disruptions. Even when equipment is available, installation and integration may be delayed by design changes, contractor performance, site conditions, commissioning issues or interoperability challenges. Failure to procure, install or integrate this equipment on schedule and on acceptable terms could delay project completion, increase costs, limit capacity, impair performance or reduce profitability.

Tariffs, trade restrictions, import duties, export controls and other changes in trade policy may increase our capital costs, disrupt our supply chain and adversely affect the design, building and operation of our planned data centers.

Our planned data center business will depend on equipment, materials and components that may be sourced, directly or indirectly, from foreign manufacturers or suppliers, including electrical equipment, cooling systems, generators, transformers, switchgear, networking equipment, semiconductors, servers and other specialized infrastructure. Changes in tariffs, import duties, trade restrictions, export controls, sanctions, customs rules or other trade policies may increase the cost of these items, reduce availability, lengthen delivery times or otherwise disrupt our supply chain. These measures may also increase our suppliers’ and contractors’ costs and create broader market uncertainty that delays customer decisions or infrastructure investment. If we cannot mitigate these impacts through pricing, sourcing alternatives or contractual protections, our capital expenditures, operating costs, development timelines and project economics could be materially adversely affected.

A decline in demand for HPC and AI data center capacity or an oversupply of such capacity could adversely affect our business, financial condition and results of operations.

Should there be either a decline in demand for HPC and AI data center capacity or an oversupply of such capacity, a decline in use of our data centers or in the prices charged to clients may result, which could adversely affect our business, financial condition and results of operations.

Many of the risks set forth in this “Item 3. Key Information – D. Risk Factors” and elsewhere in this Annual Report relating to our Core Gaming business are equally as applicable to our planned data center business.

Many of the risks set forth in this “Item 3. Key Information – D. Risk Factors” and elsewhere in this Annual Report relating to our Core Gaming business are equally as applicable to our planned data center business. These include, among others, risks related to:

●	Cyberattacks and data breaches;

●	intense industry competition;

●	rapid technological change in the industry and the ability to meet such changes;

●	the ability to manage growth;

●	international operations;

●	economic, market and geopolitical conditions and natural disasters;

●	compliance with continually evolving laws and regulations concerning, among other matters, privacy, information security and data protection;

●	compliance with a variety of other U.S. and foreign laws;

●	the development and use of AI;

●	compliance with anti-corruption and bribery laws;

●	changes in tax laws or tax rulings;

●	greater than anticipated tax liabilities; and

●	legal or regulatory proceedings and settlements.

Risks Related to our Intellectual Property

Failure to protect or enforce our proprietary and intellectual property rights or the costs involved in such enforcement could adversely affect our business, financial condition, and results of operations.

We regard our technologies, BI platform, and apps and related source code as proprietary and rely on a variety of methods, including a combination of copyright, patent, trademark, and trade secret laws and non-disclosure agreements, to protect our proprietary rights. We view the protection of our trade secrets, copyrights, trademarks, service marks, trade dress, domain names, patents, and other product rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions and business practices. We also enter into confidentiality and invention assignment agreements with our contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. These contractual arrangements and business practices, however, may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We own or license, and pursue the registration of, copyrights, trademarks, service marks, domain names, and patents in the United States and in certain locations outside the United States. This process can be expensive and time-consuming, may not always be successful depending on local laws or other circumstances, and we also may choose not to pursue registrations in every location depending on the nature of the project to which the intellectual property rights pertain. We may, over time, increase our investments in protecting our creative works.

We are aware that some unauthorized copying of our apps occurs, and if a significantly greater amount of unauthorized copying of our apps were to occur, it could adversely affect our business. In addition, even if authorized copying of our apps occurs, third-party platforms may not remove infringing material. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. As a result, our ability to fully protect our products, technologies and solutions under current and future legal regimes may be limited or impacted by future laws, regulations, interpretations or other legislative or judicial actions. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, and diversion of management and technical resources. If we fail to maintain, protect, and enhance our intellectual property rights, our business, financial condition, and results of operations could be adversely affected.

We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

From time to time, we have faced, and we may face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, we may be obligated to alter our technologies or apps, in a particular geographic region or worldwide, pay royalties or significant settlement costs, purchase licenses, or develop substitutes.

Some of our development tools contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could adversely affect our business, financial condition, and results of operations.

We use open source software in our app creation tools and apps and expect to continue to use open source software in the future. In addition, we contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate continuing to do so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, under some open source licenses, if we combine our proprietary software with open source software in a certain manner, third parties may claim ownership of, a license to, or demand release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code. Such third parties may also seek to enforce the terms of the applicable open source license through litigation which, if successful, could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to open source license requirements, use of certain open source software may pose greater risks than use of third-party commercial software, since open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, financial condition, and results of operations.

Our ability to acquire and maintain licenses to intellectual property may affect our business, financial condition, and results of operations. Competition for these licenses may make them more expensive and increase our costs.

From time to time, we also acquire rights to third-party intellectual property. Proprietary licenses may limit our use of intellectual property to specific uses and for specific time periods, require time and attention of licensors in providing guidance and related approvals, and include other contractual obligations with which we must comply. Additionally, competition for these licenses is intense and often results in increased advances, minimum payment guarantees, and royalties to the licensor, and as such we may be unable to identify suitable licensing targets or complete licensing arrangements. If we are unable to obtain and remain in compliance with the terms of these licenses or obtain additional licenses on reasonable economic terms, our business and results of operations could be adversely affected. Further, if the mix of the games we publish shifts toward mobile games in which we use licensed intellectual property, or if we develop additional apps that require licensing of third-party intellectual property, our overall margins may be reduced due to royalty obligations.

In addition, many of our apps are built on proprietary source code of third parties, such as Unity Software. Unity Software offers certain solutions that may compete with our offerings. If we are unable to renew licenses to proprietary source code underlying our mobile games, or the terms and conditions of these licenses change at the time of renewal, our business, financial condition, and results of operations could be adversely affected. We rely on third parties, including Unity Software, to maintain versions of their proprietary engines that allow us to distribute our mobile games on multiple platforms. If a third party from whom we license source code discontinues support for one or more of these platforms, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Ownership of Our Common Shares

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

We expect that our stock price will fluctuate significantly.

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

These and other factors may cause the market price and demand for our Common Shares to fluctuate substantially, which may negatively affect the liquidity of our Common Shares.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our Common Shares. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere in this Annual Report.

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

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares.

In order to maintain the listing of our Common Shares and Warrants on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

If the Common Shares are delisted from Nasdaq at any time in the future, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity;

●	a determination that the Common Shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Common Shares;

●	a limited amount of news and analyst coverage for our Company;

●	a decreased ability to issue additional securities or obtain additional financing in the future;.

●	decreased ability of shareholders to transfer or sell their Common Shares; and

●	adverse effects pm the market price of the Common Shares.

If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The over-the-counter market maintained by OTC Markets Group, Inc. does not meet such requirements and if the price of our Common Shares is less than $5.00 and our Common Shares are no longer listed on a national securities exchange such as Nasdaq, our stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and dated acknowledgment of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Shares, and therefore shareholders may have difficulty selling their Common Shares.

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

From time to time, we are a party to litigation, arbitration, or administrative actions. Our financial results and reputation could be negatively impacted by unfavorable outcomes to any future litigation or administrative actions, including those related to the FCPA or other anti-corruption laws. There can be no assurances as to the favorable outcome of any litigation or administrative proceedings. In addition, it can be very costly to defend litigation or administrative proceedings and these costs could negatively impact our financial results.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We incur significant increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a public company in the United States, we incur significant legal, accounting and other expenses that we did not incur previously. We are subject to the reporting requirements of the Exchange Act, which requires, among other things that we file with the SEC annual, and certain other reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. During the year end audit process a deficiency in the design and operation of controls over revenue cut-off created a reasonable possibility that material misstatements of revenue and related accounts would not be prevented or detected on a timely basis. Accordingly, management concluded that this deficiency represents a material weakness in the Company’s ICFR as of December 31, 2025. The Company has begun implementing a remediation plan to address the material weakness.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company.

Corporate History

The Company was organized as a corporation under the laws of British Columbia, Canada, and maintains its registered and records office at 7404 King George Blvd., Suite 200, King’s Cross, Surrey, British Columbia V3W 1N6, Canada. The Company’s principal place of business is located at 25 SE 2nd Ave, Ste 550, Miami, FL 33131 and its telephone number is (514) 500-1181.

Our website is located on the internet at www.coregaming.co. The information contained on our website does not constitute part of this Annual Report. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

The Company was incorporated on October 15, 1986 as Big Rock Gold Ltd. as a corporation under the Company Act of British Columbia. On April 5, 1988, the Company changed its name to International Cruiseshipcenters Corp. On June 24, 1991, the Company changed its name to Riley Resources Ltd. Effective January 23, 1998, the Company consolidated its share capital on an eight-to-one basis and changed its name to International Riley Resources Ltd. Effective November 22, 2001, the Company consolidated its share capital on a five-to-one basis and changed its name to Wind River Resources Ltd. On January 3, 2008, the Company changed its name to Teslin River Resources Corp.

On July 24, 2015, Teslin River Resources Corp, completed a reverse acquisition by way of a three-cornered amalgamation, pursuant to which the Company acquired certain telecom operations of an Israel-based cellular technology company and changed its name to Siyata Mobile Inc.

the Company acquired all of the issued and outstanding shares of Signifi Mobile Inc. (“Signifi”).

In March 2021, the Company acquired, through a wholly owned subsidiary formed by Signifi, all the outstanding units of Clear RF LLC.

The Company was initially registered with the TSXV under the symbol SIM. Its Common Shares were quoted on the OTCQX tier of the over-the-counter market maintained by OTC Markets Group, Inc., under the symbol SYATF from May 11, 2017 until September 25, 2020, at which time the Company’s Common Shares were listed only on the Nasdaq Capital Market.

On October 2, 2025, in contemplation of completion of the Merger (as hereinafter defined) the Company filed a Certificate of Change of Name with the Province of British Columbia, Canada, changing the Company’s name from Siyata Mobile Inc. to Core AI Holdings, Inc.

On October 3, 2025 the Company closed the merger (the “Merger”) contemplated by the Amended and Restated Merger Agreement (the “A&R Merger Agreement”) by and among the Company, Core Gaming, and Siyata Core Acquisition U.S., Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of the Company. Pursuant to the terms of the A&R Merger Agreement, in exchange for the outstanding shares of Core Gaming’s common stock, the Company issued an aggregate of 67,302,300 of its common shares, no par value per share, to the former shareholders of Core Gaming. The Company’s Common Shares are now listed for trading on the Nasdaq Capital Market under the trading symbol “CHAI.”

Pursuant to the A&R Merger Agreement, at closing of the Merger, the Company’s directors and Chief Executive Officer, Marc Seelenfreund, resigned and the Company’s board of directors appointed Aitan Zacharin, as Chief Executive Officer and new directors. Since closing of the Merger, the board of directors has consisted of Marc Seelenfreund, Aitan Zacharin, Luisa Ingargiola, Thomas Tarala, and Mordechai Stenge. Gerald Bernstein has continued to serve as our Chief Financial Officer.

In connection with the start of post-Merger trading of the Company’s Common Shares, on October 7, 2025, the Company effectuated the October 2025 Reverse Split, which implemented a 1 for 4 share consolidation of its authorized share capital, such that every 4 Common Shares, no par value, in the authorized share capital of the Company were consolidated into 1 Common Share.

The October 2025 Reverse Split was approved by the Company’s board of directors on August 22, 2025 and the Common Shares began trading on a Reverse Split-adjusted basis, when the market opened on October 7, 2025. The October 2025 Reverse Split was implemented intended to allow the Company’s Common Shares to trade at above the $4 minimum price required for issuers initially listing on the Nasdaq Capital Market.

Business of the Company after the Merger

Following the Merger and through December 31, 2025, the Company pursued two distinct businesses. (i) the historical business of the Company prior to the Merger, which was the development and sale of next-generation Push-To-Talk over cellular handsets and accessories (the “Siyata Business”); and (ii) the business of Core Gaming. which was the development and distribution of mobile applications (the “Core Gaming Business”).

The Siyata Business

Prior to the Merger, the Siyata Business was the sole business line of the Company. The Company, through its subsidiaries Siyata Mobile Israel Ltd., Signifi Mobile Inc., and Siyata PTT Incorporated was a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories.

In support of the Company’s Push-to-Talk handsets and accessories, the Company also offered enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

The Company sold its products through U.S. cellular carriers, and through international cellular carriers and distributors in Canada, Europe, Australia and the Middle East.

The Company’s customer base included cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets. The Company sold its products to wireless carriers and distributors who then resell the products to their customers.

The Core Gaming Business

As more fully described below, in its Core Gaming business, the Company creates entertaining games for millions of players worldwide, while empowering developers to deliver player-focused games to enthusiasts in over 140 countries. Powered by artificial intelligence (“AI”) tools and algorithms, The Company’s Core Gaming Business is focused on the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generate revenue through the display of ads in the games.

Disposition of the Siyata Business

On December 31, 2025, the Company entered into and closed a definitive stock purchase agreement (the “SPA”), between the Company, as the seller, and Marc Seelenfreund as the buyer effecting the Company’s divestment of Siyata Mobile Inc. and its subsidiaries (the “Divested Assets”). Mr. Seelenfreund was, prior to closing of the Merger on October 3, 2025, the Chief Executive Officer and a director of the Company and has continued and remains a director since that time. The board of directors approved the SPA on December 18, 2025, with the exception of Mr. Seelenfreund, who abstained from the vote. Following the Company’s divestiture of the Divested Assets, Mr. Seelenfreund does not hold any employee or executive position with the Company.

This transaction became effective immediately and represents a completed strategic action to streamline operations and concentrate capital and resources on the Company’s core artificial intelligence initiatives related to the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generate revenue through the display of ads in the games. In addition, as described below, the Company is seeking to focus on becoming a global AI technology and infrastructure company by expanding its our business operations into the development of a next-generation, vertically integrated global network of high-performance computing (“HPC”) and artificial intelligence (“AI”) data centers.

Under the terms of the SPA, Mr. Seelenfreund paid the Company initial consideration of $100,000 in cash, and Siyata PTT Incorporated, the Company through which he plans to conduct the Siyata Business will pay earn-out consideration consisting of three separate annual earn-out payments. Each earn-out payment will equal the greater of $200,000 or 2% of gross revenue generated by Siyata PTT Incorporated during each applicable earn-out period (each calendar year of 2026, 2027, and 2028), as reported in the audited annual financial statements of Siyata PTT Incorporated prepared in accordance with IFRS.

B.	Business Overview

Overview

Core AI is a global AI technology and infrastructure company. Our Core Gaming subsidiary, is an AI driven mobile gaming developer and publisher. As part of our strategic plan to diversify into other areas of AI technology infrastructure, we are seeking to expand our business operations into the development of a next-generation, vertically integrated global network of high-performance computing (“HPC”) and artificial intelligence (“AI”) data centers.

In our Core Gaming business, we create entertaining games for millions of players worldwide, while empowering developers to deliver player-focused games to enthusiasts in over 140 countries. Powered by AI tools and algorithms, Core Gaming is focused on the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generates revenue through the display of ads in the games.

In June 2024, Core Gaming acquired its operating subsidiary, Newbyera, a Hong Kong limited company, through which we reach over 40 million active users worldwide every month and continue to fuel growth through creativity and innovation. Core Gaming’s apps have over 600 million downloads.

As part of Core AI’s strategic growth plan, we recently began to focus on leveraging Core Gaming’s AI expertise and AI-native infrastructure to enter the expanding market for HPC and AI data centers. We plan to enter this market primarily by entering into joint ventures and collaborations, where we will seek to combine our AI-native infrastructure and capital markets expertise with the joint venture partners experience in identifying, designing, building and operating data centers. During the first quarter of 2026, we have entered into three joint venture agreements and one memorandum of understanding for the development of HPC and AI data centers domestically and internationally. Upon completion, the data centers will either be operated by the respective joint venture or sold to a third party or third parties on a turnkey basis. As these collaborations are in their early stages, no projects have as yet been presented to the joint venture for approval, nor has any financing commitment been secured.

We also intend to diversify our business by leveraging our AI-expertise to provide additional AI-related services such as AI-powered digital marketing and AI-driven media production.

The Core Gaming Business

Overview

Core Gaming’s mission is to become a leading casual mobile game developer and publisher. Our software, coupled with our deep industry knowledge and expertise and our focus on efficiency, has enabled us to rapidly scale a diversified portfolio of mobile games that we have developed and co-developed. To date we have launched more than 2,100 games into the market. We have created proprietary analytical software, in the form of our BI platform, that provides deep insight into the effectiveness of various marketing efforts for each title, enabling us to focus on those channels that are the most successful in reaching our target audience, in terms of both the distribution of games and the serving of ads. We believe that our algorithm-driven approach affords us a competitive advantage that has helped fuel our rapid growth.

Industry and Market Opportunity

Over the last 15 years, mobile apps have become a major part of consumers’ lives. Consumers today have access to a diverse range of mobile applications, allowing users to seamlessly access entertainment, shopping, healthcare, and other services. The rapid growth of mobile gaming, as one category of entertainment apps, has created opportunities for mobile game developers, as well as challenges for them in reaching consumers and monetizing their games in an increasingly crowded marketplace. Most developers lack access to the marketing and monetization tools required to stand out among countless competing mobile games. According to Statistica, the mobile gaming industry is projected to reach $126 billion in 2025, with a compound annual growth rate (CAGR) of 5.6% from 2025 to 2029, leading to a projected market value of $157 billion by 2029. Further, according to Statistica, the number of users worldwide is anticipated to reach 2.4 billion by 2029. Estimates show that gamers spend in excess of seven hours per week gaming, a figure that continues to grow, according to data published online by You Gov.

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

Employees

Through our operating subsidiary, Newbyera, we have a staff of 42 managing our operations by publishing apps, leveraging our BI platform, and coordinating with co-developers, among other things. Seven of these individuals are full time employees and 35 are independent contractors provided by Moremo, the former parent company of Newbyera, to which we pay a fee for those contractors and for the use of more than 100 others on an ad hoc basis pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera. Pursuant to this contract, Moremo provides labor dispatch services to Newbyera with respect to Chinese contract employees and in that regard (i) manages such employees’ recruitment, contracts, social insurance, housing provident funds, and payroll and (ii) pays the total employment costs (salaries, benefits, management fees) of such contract employees and ensures that the terms of their employment complies with local labor laws. The agreement provides that Moremo has the right to collect from Newbyera such contract employees’ compensation and related payments due to government entities and all employment-related fees. The contract had an initial five-year term which ended on April 30, 2026, and was automatically renewed for a new five year period in accordance with its terms.

Outsourced service expenses for the year ended December 31, 2025, were ¥1,824,415 ($255,417), compared to ¥1,684,163.56 ($236,483.36) in 2024. These costs, incurred under our contract with Moremo, primarily consist of essential support functions including financial oversight, legal counsel, human resources management, and technical services. Outsourced rent expense fee for 2025 was ¥917,126 (approximately $128,397) in 2025 and an AI Computing Platform Research and Development fee of ¥2,293,287.38 (approximately $321,058.31) was paid to Moremo in 2025.

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

Data Center Business

Overview

As part of Core AI’s strategic growth plan, we recently began to focus on leveraging Core Gaming’s AI expertise and AI-native infrastructure to enter the expanding market for HPC and AI data centers. Our goal is to develop a network of a next-generation, vertically integrated global network of HPC and AI data centers. The data center market refers to the industry dedicated to designing, building, and managing data centers, essential for storing, processing, and managing vast amounts of digital information, including for AI and ML applications. These centers house servers, networking equipment, power and cooling and storage systems, ensuring seamless and secure data operation.

We intend to primarily rely on joint ventures and similar collaborations with third parties to identify and potential development sites, and design, build and operate HPC and AI data centers domestically and internationally. In these joint ventures and collaborations, we will seek to combine Core Gaming’s AI expertise and AI-native infrastructure and our capital markets expertise with the experience of our joint venture partners in identifying development sites and designing, building and operating data centers. During the first quarter of 2026, we have entered into three joint venture agreements with Optimus Technology Group, Toto Digital & Technology Solutions, LLC and Allianca Group, Inc. for the development of HPC and AI data centers domestically and internationally in their respective market sectors and a memorandum of understanding with CSPM Resources SDN BHD to pursue data center development opportunities in Malaysia. In general, each of these collaborations provide that in each data center project mutually agreed upon, our partner will be responsible for presenting potential projects and approved projects, with Core Holdings using its commercially reasonable best efforts to secure financing for the projects. The collaborations will be 50/50 joint ventures, with our equity interest in the project subject to increase up to 80% depending on the amount of financing capital we are able to secure and contribute to the project. Upon completion, we expect that the data centers will either be operated by the respective joint venture or sold to a third party or third parties on a turnkey basis. As these collaborations are in their early stages, no projects have as yet been presented to the respective joint ventures for approval, not has any financing commitment been secured. Accordingly, there can be no assurance that our joint venture arrangements will lead to the successful development of any domestic or international data centers or that the Company will be successful in implementing its business plan.

We also intend to diversify our business by leveraging our AI-expertise to provide additional AI-related services such as AI-powered digital marketing and AI-driven media production.

Industry and Market Opportunity

The data center market refers to the industry dedicated to designing, building, and managing data centers, essential for storing, processing, and managing vast amounts of digital information, including for AI and ML applications. These centers house servers, networking equipment, power and cooling and storage systems, ensuring seamless and secure data operation.

According to McKinsey & Company, power demand for data centers in the U.S. – driven by the need for digital and AI capabilities – is expected to reach 298 gigawatts by 2030, up from 60 gigawatts in 2024. McKinsey estimates that data centers will amount to 11.7% of total U.S. power demand in 2030. Based on our knowledge of the industry, we believe we are leaders in the markets that are critical for these capabilities, and, as a result, we believe we are well positioned to benefit from the growth of this sector.

According to Prescient and Strategic Intelligence, Data-Center Market Size and Analysis, Trends, Drivers, Competitive Landscape and Forecast (2024-2030), the global data center market was valued at $342 billion in 2023 and is anticipated to reach $622.4 billion by 2030, expanding at a CAGR of 10.5% during 2024-2030. As of 2023, the data center services segment, which provides a range of offerings including consulting, maintenance, and management to optimize the performance and reliability of data center infrastructure, represented about 34.2% of the industry. The solutions segment, which refers to the technological offerings that fulfill key functions within data center infrastructure, comprised about 65.8% of the industry. The solutions segment represents both hardware and software elements, encompassing servers, storage systems, advanced power systems, infrastructure networking equipment, and management software.

The data center market is propelled by growing demands for HPC computing services, big data analytics, and digital transformation. According to McKinsey & Company, by 2030, 70% of data centers expected to be developed will be for advanced AI, and 92% of companies plan to increase AI investments across the board. Key contributors to this dynamic landscape are technology firms, real estate developers, and service providers. Together, they play a vital role in the ongoing evolution of data center infrastructure, adapting to meet the expanding requirements of the digital era and ensuring the seamless operation of critical digital services across various industries.

The Company believes that the AI expertise and AI native infrastructure gives it a competitive advantage in entering the data center market. However, notwithstanding the foregoing, the data center industry is very competitive, highly capital intensive and dependent in large part on the ability of the operator of the data center to purchase large quantities of the electric power needed to operate the data center on commercially reasonable terms. There can be no assurance that the Company can meet these challenges and implement its planned HPC and AI data center business.

C.	Organizational Structure

Our subsidiaries as of December 31, 2025 are as follows:

Name of Subsidiary	Principal Activities	Place of Incorporation	Ownership
Core Gaming Inc.	Holding Company	Delaware	100%
Newbyera Technology Limited	Gaming and AI Operations	Hong Kong	100%

D.	Property, Plant and Equipment

Our existing facilities, which are provided by Moremo as described above, are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Item 3. Key Information – D. Risk Factors” elsewhere in this Annual Report.

Overview

Core AI Holdings, Inc. (formerly Siyata Mobile Inc.) (the “Company”) was incorporated under the laws of British Columbia. On October 3, 2025, the Company completed a merger (the “Merger”) with Core Gaming, Inc. (“Core Gaming”), a developer of AI-driven gaming technologies. Upon completion of the Merger, Core Gaming became a wholly-owned subsidiary of the Company. Core Gaming, Inc, a US domiciled mobile gaming developer of cloud-based gaming platforms. In connection with the Merger, the Company changed its name to Core AI Holdings, Inc

Core Gaming publishes mobile games that it develops itself, that it co-develops with others, or that are developed by third parties. In all three cases, it earns revenue primarily from serving ads in those games, which it shares with the other parties in the case of games that are co-developed or developed by third parties. Core Gaming’s expertise in publishing (including promotion) and monetization (through the serving of ads) attracts developers to partner with us and helps us scale our business more quickly.

Through its operating subsidiary, Core Gaming reaches over 40 million active users worldwide every month. Core Gaming’s apps have over 870 million downloads.

Significant Highlights

The following highlights and developments for the year ended December 31, 2025:

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

As of December 31, 2025, the Company issued 19,922,402 outstanding shares with authorized unlimited number of common shares without par value. During the year ended December 31, 2025, the Company issued 10,479,504 common shares (before share consolidation) under Equity Line of Credit agreement with Hudson Global Ventures, LLC. for total proceeds of $23,027,502.

For the above 540 Class C preferred shares, on February 3, 2025, March 24, 2025 and July 14, 2025, the investor converted into 50,000, 49,723 and 308,243 shares of the Company’s common stock, respectively. In connection with the conversion, the Company credited $276,470, $105,882 and $252,136 to share capital with no gain or loss on the transaction, respectively.

During the year ended December 31, 2025, the Company redeemed 209 Class C Preferred Shares for total cash disbursements of $209,000.

For the year ended December 31,2025, holders of 1,025 Class C preferred shares converted their shares into 811,743 common shares of the Company. The Company credited $1,205,355 to share capital for the conversion. There was no gain or loss recognized on this transaction.

Merger

On February 26, 2025, the Company entered into a Merger Agreement with Core Gaming, Inc., a Delaware corporation, and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of the Company (“Merger Sub”). The Company, Merger Sub and Core Gaming may each be referred to hereinafter as a “Party” and, collectively, as the “Parties.”

Upon completion of the Merger on October 3, 2025, (i) Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of Siyata Mobile, and (ii) in exchange for the outstanding shares of Core Gaming’s common stock, Siyata Mobile issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Siyata Mobile’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In connection with the Merger, Siyata Mobile Inc. was re-named Core AI Holdings, Inc. (“Core Holdings”), and effected a 4-1 reverse stock split on October 7, 2025. Newbyera Technology Limited is the sole operating subsidiary of Core Gaming. Following the Merger, the Company’s primary business shifted to AI-driven mobile gaming and infrastructure. The Company’s common shares currently trade on the Nasdaq Capital Market under the symbol “CHAI”.

In connection with the Merger on October 3, 2025, the Company issued an aggregate value of $5,600,000 pre-funded common stock purchase option to BSD Capital Ltd which are subject to a one-year lock-up period from the date of issuance with an exercise price of $0.0001 per share. The Option has a term of seven years and expires on October 3, 2032.

Strategic Divestment of Legacy Operations

On December 23, 2025, Core AI Holdings, Inc., a corporation existing under the laws of the Province of British Columbia (“the Seller”) , and Siyata PTT Incorporated, a corporation existing under Core AI Holdings Inc, entered into a Stock Purchase Agreement with, Mr. Marc Seelenfreund, or a company affiliated with Marc Seelenfreund. (the “Buyer”), pursuant to which the Seller disposed 90% of Siyata PTT Incorporated equity interest to the Buyer, while retaining the remaining 10%. The transaction was completed on December 29,2025, at which point the Siyata PTT incorporated ceased to be a subsidiary of the Seller.

The consideration for the 90% interest includes: (1) initial cash consideration of an immediate cash payment of $100,000; (2) three-Year Performance Earn-Out: For each of the three years following the closing, the Company is entitled to an annual payment equal to the greater of $200,000 or 1.0% of the subsidiary’s gross revenue for that period.

Outlook

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. We believe that the following metrics and measures, which are considered in additional detail in our Results of Operations discussion, are useful to facilitate period-to-period comparisons of our business and to facilitate comparisons of our performance to that of similar companies.

See also Item 4. A. “Information on the Company – History and Development of the Company.”

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025

The following is an analysis of the Company’s operating results for the year ended December 31, 2024, and includes a comparison against the year ended December 31, 2023.

Operations:

Revenue

During the years ended December 31, 2025 and 2024, our revenue consisted entirely of advertisement publishing fees from various advertisement platforms, such as Applovin and Google. We display advertisements from these platforms by integrating the platforms into our games and earn fees based on various metrics, such as impressions (the number of times an ad is displayed), clicks, and user downloads.

Cost of Providing Services

Cost of providing services consists of the costs directly related to the delivery of our services, primarily advertisement promotion fees paid to various platforms and agencies to promote our mobile games to end users, and technology service costs, which consists of the amounts that we pay to game developers as part of our fee and revenue-sharing arrangements when we co-develop games with them.

Other Operating Expenses

Expenses that are not directly related to delivering our product and service offerings and therefore are not included in “cost of providing services” include general and administrative expenses, net impairment losses on financial and contract assets, other income and expenses, and net foreign gain or loss.

General and administrative expenses consist primarily of the (1) administrative service fees paid to Moremo for back office services such as bookkeeping and rent, as well as certain technology services, pursuant to an Outsourcing Service Contract dated as of April 30, 2021, between Newbyera and Moremo, pursuant to which Moremo provides integrated services including financial management (general ledger, accounts payable, payroll), legal support, procurement, human resources administration, and technical assistance to Moremo. The Outsourcing Services Contact has a term of five years ending on April 30, 2026, unless terminated earlier in accordance with its provisions, and may be extended by the parties mutual written consent.(1) Outsourced service expenses for the year ended December 31, 2025, were ¥1,824,415 ($255,417), compared to ¥1,684,163.56 ($236,483.36) in 2024. These costs, incurred under the Outsourcing Service Contract with Moremo, primarily consist of essential support functions including financial oversight, legal counsel, human resources management, and technical services. (2) Outsourced rent expense fee of ¥917,126 (approximately $128,397) in 2025 due to new lease agreement with Moremo since January,2025 (3) AI Computing Platform Research and Development fee of ¥2,293,287.38 (approximately $321,058.31) in 2025.

Net impairment losses on financial and contract assets is a provision for doubtful accounts receivable. The Company considers the probability of default upon initial recognition of assets, and whether there has been a significant increase in credit risk, on an ongoing basis throughout each reporting period.

Other income (expenses) consists of investment income from short-term investments and other miscellaneous income.

We do not consider other income (expenses), or foreign/gain loss, which relates to gains or losses resulting from changes in foreign currency exchange rates, to be indicative of the state of our business or operations and do not consider either of these items material to an evaluation of our overall financial condition.

Results of Continuing Operations for the Years Ended December 31, 2025 and 2024

The following table sets forth the results of operations for the years ended December 31, 2025 and 2024:

	2025	2024	$ Change	% Change

Revenue	55,239,839	34,829,376	20,410,463	58.6%
Cost of providing services	(55,542,501)	(33,341,855)	(22,200,646)	66.58%
Gross profit	(302,662)	1,487,521	(1,790,183)	(120.35)%

General and administrative expenses	(6,571,187)	(526,082)	(6,045,105)	1149.08%
Net impairment losses on financial and contract assets	(820,987)	(1,326,768)	505,781	(38.12)%
Other income	653,390	2,386	651,004	27284.33%
Foreign exchange loss, net	(76,014)	(6,209)	(69,805)	1124.26%
Operating loss	(7,117,460)	(369,152)	(6,748,308)	1828.06%

Interest income	1,861	4,327	(2,466)	(56.99)%
Interest expense	(15,617)	-	(15,617)	NM
Finance cost	(45,580)	(5,430)	(40,150)	739.41%
Finance cost - net	(59,336)	(1,103)	(58,233)	5,279.51%

Loss before income tax	(7,176,796)	(370,255)	(6,806,541)	1838.34%

Income tax expenses	(8,406)	(2,065)	(6,341)	307.07%

Loss for the year	(7,185,202)	(372,320)	(6,812,882)	1829.85%

NM = not meaningful

Revenue

Revenue increased $20.41 million, or 58.6%, to $55.24 million for the year ended December 31, 2025, from $34.83 million for the year ended December 31, 2024. The increase was primarily a result of the establishment of Core Gaming in August 2024. On a full-year basis, the Company has made adjustments to its business lines during the current year. As a result of policy changes in Google’s H5 business and account supervision issues affecting traffic revenue, the uncertainty surrounding the Company’s revenue recognition has increased.

Cost of Providing Services

The following table sets forth the components of our cost of providing services for each of the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024	$ Change	% Change
Advertisement promotion cost	41,905,250	20,057,933	21,847,317	108.92%
Technology service cost	13,178,874	13,084,218	94,656	0.72%
Other	458,377	199,704	258,673	129.53%
Total cost of providing services	$55,542,501	$33,341,855	$22,200,646	66.58%

Cost of providing services increased $22.2 million, or 66.58%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The primary driver for this increase was the growth in revenue year-over-year, although cost as a percentage of revenue turned to negative in 2025, primarily due to the adjustment of H5 business. With the accounts suspended from policy adjustments, the Group was unable to determine the amount of revenue that should be recognized; therefore, no such revenue was recognized. However, the corresponding costs had already been incurred.

The proportion of self-developed products increased in 2025. To actively capture overseas market share and drive user acquisition for newly launched games, the Group significantly increased its investment in user acquisition and advertising placement. Additionally, the Group renegotiated the revenue-sharing mechanism with major CPs (Content Providers), shifting the user acquisition cost burden from the publisher solely to a shared arrangement between the Group and CPs. Under this new mechanism, profit-sharing with external CPs is calculated based on net profit, resulting in a lower revenue-sharing ratio to external CPs compared to the previous year, thus technology service cost decreased on a full-year basis.

General and Administrative Expenses

The following table sets forth the components of our general and administrative expenses for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024	$ Change	% Change
Staff cost	426,859	288,810	138,049	47.80%
Rental expense	163,308	-	163,308	NM %
Promotion cost	7,254	102,922	(95,668)	(92.96)%
Professional fees	29,720	50,888	(21,168)	41.6%
Research and development	325,513	-	325,513	NM
Warrant expense	5,600,000	-	5,600,000	NM
Others	18,533	83,462	(64,929)	77.79%
Total	$6,571,187	$526,082	$6,045,105	1149.08%

General and administrative expenses increased $6.05 million, or 1149.08%, to $6.57 million during the year ended December 31, 2025 from $526 thousand during the year ended December 31, 2024, primarily as a result of the increases in warrant expenses, research and development fee, rental expense and staff cost, which net off the decrease of promotion cost and professional fees. Warrant expense was due to the Merger on October 3, 2025 and issuance in the amount of $5.6 million pre-funded common stock purchase option with an exercise price of $0.0001 per share and one-year lock-up period. Research and development was mainly consisted of staff cost and amortization of intellectual property related to AI Compute R&D Platform during the year. For the full year 2025,staff cost increased by 47.8% were mainly attributable to the establishment of Core Gaming Inc in August 2024.Rental expenses was mainly due to long term office lease contract. Professional fees were legal and other professional consulting service fees in relation to Newbyera by Core Gaming in 2024.

Promotion costs decreased during the year ended December 31, 2024 compared to the prior year because unsatisfactory performance of marketing service fees paid to Kuaishou Technology in the prior year, thus the Group discontinued the service and no related expenses were incurred in the current year. The decrease in other expenses is primarily attributable to decrease in office expense of $75,720.

Net impairment losses on financial and contract assets

The allowance for credit loss decreased by $505 thousand or 38.12% to $821k during the year ended December 31, 2025 from $1.33 million during the year ended December 31, 2024. Compared to 2024, accounts receivable decreased by 37.62%, which resulted in a lower allowance for credit losses.

Other Income (Expenses)

We had other income of $653 thousand for the year ended December 31, 2025 compared to $2,386 for the year ended December 31, 2024, consisting solely, with respect to the year ended December 31, 2024, and primarily, with respect to the year ended December 31, 2025, of investment income from the Company’s cash management activities. The increase during the year ended December 31, 2025 compared to the prior year resulted from different monetary fund products with different earnings.

Income Tax Expense

Income tax expense was $8,406 and $2,065, respectively, for the years ended December 31, 2025 and 2024.

Results of Discontinued Operations for the period from October 3, 2025 to December 31, 2025:

For the period from October 3, 2025 to December 31, 2025
USD
Revenue	2,957,573
Cost of sales	(2,079,574)
Gross profit	877,999

Operating expenses
Amortization and depreciation	(433,349)
Development expenses	(276,384)
Selling expenses	(1,630,976)
General and administrative expenses	(1,225,463)
Allowance for credit loss	(4,313)
Inventory impairment loss	(266,135)
Total operating expenses	(3,836,620)

Net operating loss	(2,958,621)

Other expenses
Finance expense	(301,014)
Other expenses	(18,419,893)
Transaction costs	(2,745,803)
Foreign exchange	19,202
Total other expenses	(21,447,508)

Net Loss from discontinued operations	(24,406,129)

Siyata PTT mainly develops, markets and sells a portfolio of rugged handheld Push-to-Talk over Cellular (“PoC”) smartphone devices. For the acquisition period, the gross margin ratio is approximately 29.7%.

Selling expenses mainly represented marketing and advertising expenses, conferences expenses and commission and incentives earned by sale teams,

General and administrative expenses mainly consisted of professional service fees for both legal and accounting fees, regulatory and filing fees, consulting and directors’ compensation and salaries for administrative personnel.

Inventory impairment loss mainly due to the fact that management is presently reviewing the inventory for impairment on a quarterly basis.

Transactions costs represented legal, financial advisory and accounting expenses in the connection to the Merger.

Other expenses were the divestment loss of Siyata PTT by the end of December, 2025.

Cash Flows

The following tables summarize our cash flows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Net cash used in operating activities from continuing operations	$(3,642,455)	(52,905)
Net cash used in operating activities from discontinued operations	(3,008,812)	-
Net cash provided by investing activities from continuing operations	585	5,628,758
Net cash provided by investing activities from discontinued operations	3,008,812	-
Net cash provided by financing activities from continuing operations	-	75
Foreign exchange	13,768	(16,652)
Net (decrease) increase in cash	$(3,628,102)	5,559,276

Cash Flows from Operating Activities

Net cash used in operating activities from continuing operations was $3.63 million during the year ended December 31, 2025, compared to net cash used in operating activities of $53 thousand for the year ended December 31, 2024. The primary reasons for the cash provided by operations during 2025 were primarily due to net loss of $7.19 million, $7.9 million increase in accounts and other payable, an increase in operating lease liability of $0.47 million, offset by $3.7 million decrease in accounts receivable, a decrease of $2.8 million in other receivables, and the warrant expense of $5.6 million. The primary reasons for the cash provided by operations during 2024 were due to $7.2 million increase in accounts and other payable, offset by a decrease of $3.43 million in accounts receivable, $1.92 million in prepayments and $2.28million in other receivables.

Cash Flows Provided by Investing Activities

Net cash used in investing activities consisted of the $585 and $5.6 million of the acquisition of subsidiary net of cash acquired during the year ended December 31, 2025 and 2024, respectively. The cash acquired in 2024 related to the acquisition of Newbyera.

Cash Flows from Financing Activities

We had no net cash provided by or used in financing activities for the year ended December 31, 2025. Net cash provided by financing activities for the year ended December 31, 2024, consisted entirely of a capital contribution from our shareholder of $75.

B.	Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $1.93 million, which consisted of cash in banks and highly liquid investments with original maturities of three months or less. Historically, we have funded our operations, including capital expenditures, primarily through cash flow from operating activities and borrowings from related parties. We believe that our existing cash and cash equivalents, the cash generated from operations, and the continuing availability of loans from related parties will be sufficient to fund our operations and capital expenditure requirements for at least the next 12 months. We intend, however, to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel or technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds or we may decide to do so opportunistically.

SHARE CAPITAL

(a)	Authorized - Unlimited number of common shares without par value

As of December 31, 2025, the Company issued 19,922,402 outstanding shares with authorized unlimited number of common shares without par value.

On October 7, 2025 the Company consolidated (each a “Share”) its common shares on the basis of 4 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On December 27, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 10 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 2, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 18 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

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

All transactions for the year ended December 31, 2025 and 2024 are included in the financial statements for the year ended December 31, 2025.

Common Share transactions from January 1, 2025 until the date of this annual report are as follows:

●	During the year ended December 31, 2025, the Company issued 10,479,504 common shares (before share consolidation) under Equity Line of Credit agreement with Hudson Global Ventures, LLC. for total proceeds of $23,027,502.

●	On October 3, 2025, the Company issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) for the Merge of Core Gaming as a Reverse Takeover.

(b)	Authorized –Class “C” preferred shares without par value

On January 14, 2025, the Group completed a registered offering for an equity line of credit with one investor, Hudson Global Ventures, LLC. A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value and converted into of the Group’s common stock

For the above 540 Class C preferred share, on February 3, 2025, March 24, 2025 and July 14, 2025, the investor converted into 50,000, 49,723 and 308,243 shares of the Group’s common stock, respectively. In connection with the conversion, the Group credited $276,470, $105,882 and $252,136 to share capital with no gain or loss on the transaction, respectively.

During the year ended December 31, 2025, the Group redeemed 209 Class C Preferred Shares for total cash disbursements of $209,000.

For the year ended December 31,2025, holders of 1,025 Class C preferred shares converted their shares into 811,743 common shares of the Group. The Group credited $1,205,355 to share capital for the conversion. There was no gain or loss recognized on this transaction.

Preferred share transactions

All Class “C’ preferred share transactions for the year ended December 31, 2024 are included in the Share Capital Section of the Company’s financial statements for the year ended December 31, 2024.

Class C Preferred Share Activity to December 31, 2024

	# of Units	$ Pref Share Liability
Opening Balance January 1, 2024	-	$-
Issuances for the year	2,073	2,438,823
Redemptions exchanges for the year	(1,164)	(1,369,410)
Closing Balance December 31, 2024	909	$1,069,413

Class C Preferred Share Activity January 1, 2025 to date of annual report

	# of Units	$ Pref Share Liability
Opening Balance January 1, 2025	909	$1,069,413
Issuances	540	635,294
Redemptions-conversions	(1,449)	(1,704,707)
Closing Balance December 31,2025	-	$-

Class “C” Preferred share transaction from January 1, 2025 to the date of this MD&A are as follows:

●	On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 540 Class C preferred shares is $540,000 and the fair value at a 15% discount is $635,294. The Company reflected the commitment fee as an expense in Interest expense in the consolidated statements of operations based on the fair value on the issuance date. On February 3, 2025, the investor converted 235 of the 540 Class C preferred shares into 50,000 common shares resulting in an increase in share capital of $276,470 with no gain or loss on conversion.. On March 24, 2025, the investor converted 90 of these 540 Class C preferred shares into 49,723 common shares resulting in an increase in share capital of $105,882 with no gain nor loss on conversion.

●	For the above 540 Class C preferred share, on February 3, 2025, March 24, 2025 and July 14, 2025, the investor converted into 50,000, 49,723 and 308,243 shares of the Company’s common stock, respectively. In connection with the conversion, the Company credited $276,470, $105,882 and $252,136 to share capital with no gain or loss on the transaction, respectively.

●	During the year ended December 31, 2025, the Company redeemed 209 Class C Preferred Shares for total cash disbursements of $209,000.

●	For the year ended December 31,2025, holders of 1,025 Class C preferred shares converted their shares into 811,743 common shares of the Company. The Company credited $1,205,355 to share capital for the conversion. There was no gain or loss recognized on this transaction.

(d)	Stock options

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

In connection with the Merger on October 3, 2025, the Company issued an aggregate value of $5,600,000 pre-funded common stock purchase option to BSD Capital Ltd which are subject to a one-year lock-up period from the date of issuance with an exercise price of $0.0001 per share. The Option has a term of seven years and expires on October 3, 2032.

As at December 31, 2025 stock options outstanding are as follows:

	Warrants		Pre-funded warrants		Pre-funded warrants
	11-Jan-22		31-Oct-23		3-Oct-25		Total
	#of units	Amount	#of units	Amount	#of units	Amount	#of units	Amount
Balance, December 31, 2024	-	-	-	-	-	-	-	-
warrants arising from acquisition of Siyata PTT	80	-	56	100	-	-	136	100
Issuance of warrants					3,435,583	5,600,000	3,435,583	5,600,000
Balance, December 31, 2025	80	0	56	100	3,435,583	5,600,000	3,435,719	5,600,100

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and cash equivalents), the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require a collateral.

The Company considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Payment terms are specified in agreements between the Company and the platforms and agencies. The Company generally reconciles with the platforms and agencies at the end of each month for the price of impressions filled in that month. Specific payment terms may vary by agreement but are generally sixty days or less.

As of December,31, 2025, Accounts receivables amounted to $5,689,538, and are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible.

The movements in credit loss allowance are as follows:

Credit loss allowance
$
Balance as of December 31, 2024	491,245
Changes in credit risk	820,987
Written off	(1,110,558)
Exchange rate difference	6,453
Balance as of December 31, 2025	208,127

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

The table below summarizes the maturity profile of the Company and Company’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations:

	Less than 1 year	More than 1 years but less than 5 years	More than 5 years	Total
Company	$	$	$	$

Financial assets
Cash and cash equivalents	1,931,174	-	-	1,931,174
Other receivables	2,748,769	1,122,960	-	3,871,729
Trade receivables	5,689,538	-	-	5,689,538
As of December 31, 2025	10,369,481	1,122,960	-	11,492,441

Financial liabilities
Trade and other payables	8,788,681	1,329,365	-	10,118,046
Taxes payables	22,929	-	-	22,929
As of December 31, 2025	8,811,610	1,329,365	-	10,140,975

Net undiscounted financial assets as of December 31, 2025	1,557,871	(206,405)	-	1,351,466

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates that will affect the Company’s income or the value of its holdings of financial instruments. The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Company entities transact business in certain foreign currencies, mainly United State dollars, other than the respective functional currencies of the Company entities, and hence is exposed to foreign currency risks. Since the financial assets and liabilities of the Company entities are short-term in nature, their exposure to foreign currency risk is not significant. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

C.	Trend Information

See Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Subsection A. “Outlook” for trend information.

D.	Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates:

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

☐	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

☐	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions.

☐	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

☐	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability or equity on the basis of the guidance in ASC 480 and other applicable U.S. GAAP (e.g., ASC 815-40). Contingent consideration classified as equity is not remeasured, and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date, with changes in fair value recognized in earnings, unless the arrangement qualifies for recognition in other comprehensive income under the hedge accounting guidance in ASC 815.

ii)	Critical accounting judgments

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

Discontinued operation –The Company evaluates whether the divestment of Siyata PTT represents a discontinued operation in accordance with ASC 205-20. Such determination involves significant judgments to identify whether the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. As disclosed in Note 18 to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

See Item 17. FINANCIAL STATEMENTS F-Page Note 2, (15)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers, and other key employees.

Name	Age	Position(s)
Aitan Zacharin	42	Chief Executive Officer and Director
Gerald Bernstein	63	Chief Financial Officer
Marc Seelenfreund	59	Director
Luisa Ingargiola	58	Director
Thomas Tarala	59	Director
Mordechai Stenge	47	Director

Aitan Zacharin has served as our Chief Executive Officer and a director since completion of the Merger on October 3, 2025. He has served as Chief Executive Officer and a director of Core Gaming since its formation in May 2024. Mr. Zacharin is a seasoned executive with broad knowledge in building and managing businesses across the biopharmaceutical, healthcare, technology, and consumer products (“CPG”) sectors. Mr. Zacharin has founded and operated multiple companies, from seed stage to listing on U.S. stock exchanges, with collective valuations of over $1.5 billion.

From March 2011 to November 2012, Mr. Zacharin was the Chief Marketing Officer, Chief Information Officer and a Director of Fuse Science Inc., a biotech and CPG company that developed patented technologies to deliver medicines faster and more efficiently into the body. Mr. Zacharin was instrumental in securing distribution through big box retailers, and led the launch of the Powered By Fuse brand and the celebrity and professional athlete endorsement marketing programs. In 2014 he joined the board of directors of MediClic and led the negotiation of a buyout offer by global telehealth leader Teladoc Health, Inc. (NYSE: TDOC). In 2018, Mr. Zacharin co-founded and since such time has served as the Chief Executive Officer and a Director of The Greater Cannabis Company, Inc. (d/b/a GCANRx), a publicly traded biopharmaceutical company focused on novel therapeutics for neuropsychiatric disorders. In this role, he led the regulatory approval of a double-blind Phase 2 clinical study for autism spectrum disorders. In 2019, Mr. Zacharin co-founded a predecessor company of, and from April 2022 to February 2025 served as the Head of Investor Relations for, Connexa Sports Technologies Inc. (f/k/a Slinger Bag Inc.) (Nasdaq: YYAI). From 2019 to November 2024, Connexa was a connected sports equipment and technology company. In his role as Head of Investor Relations, he oversaw multiple capital raises as well as the development and implementation of a comprehensive public relations and investor relations strategy, facilitating a June 2022 uplisting to Nasdaq. In November 2024, pursuant to a merger transaction, Connexa switched its business model to operating in the emerging love and marriage market sector. In 2020, he led an investor group and negotiated an acquisition of Vogue Recovery Center, a multi-state operator offering substance abuse disorders treatment at locations in Nevada, Arizona and California. Between 2022 and 2024, he served as a strategic advisor for a number of Nasdaq issuers seeking strategic alternatives, such as Fusion Fuel Green PLC (Nasdaq: HTOO) and LQR House Inc. (Nasdaq: YHC), and led efforts to identify targets, structure mergers and facilitate business combinations. Mr. Zacharin holds dual degrees from the University of South Florida and actively serves on various boards, both professionally and philanthropically. Zacharin holds dual degrees from the University of South Florida and actively serves on various boards, both professionally and philanthropically.

We believe that Mr. Zacharin is qualified to serve on the Board given his vast experience in serving as director and a C-level executive of multiple global corporations in various industries, in addition to his experience in the capital markets, mergers and acquisitions, and public markets.

Gerald Bernstein has been Chief Financial Officer of the Company since July 2016. Prior to joining the Company, Mr. Bernstein was the VP Finance of Pazazz Printing Inc., a printing and fulfillment service to ensure a seamless flow throughout projects including printing, graphic design, direct marketing, fulfillment and logistics, from July 2015 until June 2016. Previously, Mr. Bernstein served as the VP Finance of Amcor Holdings Inc., an international real estate development and management company, from July 2013 until February 2015. From September 2003 until July 2015, Mr. Bernstein was a self-employed certified public accountant consultant, working on various mandates in mortgage financing, tax planning, turnaround, process re-engineering and private equity due diligence. Mr. Bernstein holds a Bachelor of Commerce Degree and a Graduate Diploma in Public Accountancy from McGill University. Mr. Bernstein has been a member of the Canadian Institute of Chartered Professional Accountants since 1987.

Marc Seelenfreund, served as Chief Executive Officer of the Company from July 2015, when it acquired the Siyata Mobile Business until October 3, 2025, when the Merger was closed. He has also served on the board of directors since July 2015. Mr. Seelenfreund has over 20 years’ experience in the telecom and cellular arena as founder of a leading telecom distribution company representing multiple global telecom vendors. From August 2004 to July 2015, he was the Chief Executive Officer of Accel Solutions Group Ltd. (TASE: ACCL), a key importer and integrator of advanced telecom equipment into the Israeli telecom market. Accel’s products and services included importing and distribution of mobile devices, including smartphones and feature phones, integration of cloud software, and distribution and integration of networking equipment including routers and mobile broadband solutions. Marc Seelenfreund received a law degree from Bar Ilan University and is the Chairman of Ono Academic College.

We believe that Mr. Seelenfreund’s knowledge of the Company’s legacy business and experience as Chief Executive Officer of an SEC reporting company for the last 10 years, qualifies him to continue to serve as a director of the Company.

Luisa Ingargiola joined the board of directors on October 3, 2025, upon completion of the Merger. She has served as the Chief Financial Officer of Avalon GloboCare Corp. (Nasdaq: ALTB) since February 2017. Ms. Ingargiola has served as a director and audit committee chair of Vision Marine Technologies, Inc. (Nasdaq: VMAR) since December 2020, BioCorRx Inc. (OTCQB: BICX) since April 2018, a director of Fusion Fuel Green PLC (Nasdaq: HTOO) since February 2025, where she serves as Chair of the audit committee and a member of the nominating and compensation committees, and as a director of Dragonfly Energy Holdings Corp. (Nasdaq: DFLI) since June 2021. Ms. Ingargiola was also a director and audit committee chair of AgEagle Aerial Systems Inc. (NYSE American: UAVS) from May 2018 to November 2022 and the Company from December 2020 to December 2021, and served as a director of Xos, Inc. from March 2024 to June 2025, ElectraMeccanica Vehicles Corp. from March 2018 to March 2024 (when it was acquired by Xos), and Progress Acquisition Corp. from November 2020 to February 2023. Ms. Ingargiola graduated from Boston University with a bachelor’s degree in business administration and a concentration in Finance. She also received a Master of Health Administration from the University of South Florida.

We believe that Ms. Ingargiola’s knowledge of accounting and SEC reporting requirements as a result of her service as Chief Financial Officer of a public company and as a director and audit committee chair of other public companies qualifies her to serve on our board of directors.

Thomas Tarala joined the board of directors on October 3, 2025, upon completion of the Merger. Since November 2024, he has served as Chief Executive Officer and a director of AIRWA, Inc., a Nasdaq-listed company that, through its subsidiary, operates a proprietary AI matchmaker application designed to integrate with existing “Big Data” models and to provide an ability to connect to other larger AI models. Mr. Tarala has 30 years of international corporate finance experience in New York, London, and Hong Kong, including as a partner at two leading international law firms. At Baker & McKenzie from March 2022 to May 2024 and Hogan Lovells earlier in his career, Mr. Tarala led U.S. securities practices in Hong Kong, advising on equity and debt transactions, as well as cross-border joint ventures involving companies listed on Nasdaq. With a particular focus on the technology sector, he acted for companies and investment banks in Mainland China, Hong Kong, and Southeast Asia, including on award-winning transactions in the region.

As General Counsel of HNA Group (International) Company Limited, the overseas headquarters of one of the largest private conglomerates in China, from July 2017 to March 2022, Mr. Tarala worked closely with the business teams on a wide range of corporate and finance transactions, including multi-billion dollar acquisitions and divestments of household-name companies, the sale of airlines, and a range of investments ranging from New York and London skyscrapers to global technology companies, as well as numerous companies that were number one globally in their respective fields.

Mr. Tarala graduated magna cum laude and Phi Beta Kappa from Georgetown University with a Bachelor of Science degree in Foreign Service and holds a Juris Doctor degree from the University of Virginia School of Law. He speaks English, French, Spanish, and Mandarin and is qualified to practice law in New York, Connecticut, Florida, England and Wales, and Hong Kong.

We believe that Mr. Tarala’s qualifications to serve on the Board include his experience with technology companies as well as his knowledge and experience of SEC reporting and Nasdaq requirements, including as a current director and Chief Executive Officer of a Nasdaq-listed company.

Mordechai Stenge joined the board of directors on October 3, 2025, upon completion of the Merger. He is a co-founder and since October 2021 has served as the Chief Financial and Chief Operating Officer of TextGrid, Ltd., a technology communications platform, where he oversees the company’s strategic operations, cost structure optimization, financial modeling, and infrastructure scaling to support its growth. Mr. Stenge has also served as Chief Financial and Chief Operating Officer at Patient Communicator Ltd., which provides patient engagement software that helps dental and medical practices dramatically reduce no-shows, increase revenues, and optimize office efficiency, since May 2017. He also served as Chief Operating Officer of The Greater Cannabis Company, Inc., from January 2023 to January 2024. In this role, he advised the executive team on financial strategy, operational efficiency, and market expansion. Prior to that Mr. Stenge served as Chief Operating Officer of Cantek Global, Ltd., which imports, develops, stores, packages and distributes medical cannabis products, from January 2020 to February 2022, where he managed financial resource allocation and strategic planning for IT investments and ensured the efficient capital deployment for technology operations.

We believe that Mr. Stenge brings a strong blend of operational leadership, financial strategy, and growth management experience that qualifies him to serve as a director. Over the course of his career, he has held multiple executive roles as discussed above, particularly as co-founder and Chief Financial Officer at TextGrid and Chief Financial/Operations Officer at Patient Communicator. These roles have required deep engagement with financial oversight, cost controls, financial reporting, liaising with accounting and financial consultants, provide internal control and governance oversight, and involve him assisting with crisis management—key competencies for effective board-level governance. He also has direct experience in managing cross-functional teams and leading company-wide transformations that delivered measurable financial outcomes, such as doubling revenue and reducing churn through realigned customer success initiatives, and generating a 200% return on investment, through performance-driven digital marketing strategies. These collective experiences, particularly in finance, directly align with the oversight responsibilities of a director, and we are confident in his ability to add value to the Company in that capacity.

There is no family relationship between any of our directors or executive officers.

Our board of directors has determined that Ms. Ingargiola and Messrs. Tarala and Stenge qualify as “independent directors” within the meaning of Nasdaq’s rules. The Company’s audit committee consists of Ms. Ingargiola as Chair and Messrs. Stenge and Seelenfreund. The Company’s Compensation Committee consists of Mr. Stenge (Chair) and Mr. Seelenfreund.

As of December 31, 2025, 1 Common Shares reserved for the exercise of awards granted under the Plan. In addition, as of December 31, 2025, options to purchase 1 Common Shares were issued and outstanding, out of which options to purchase 1 Common Shares were vested as of that date, with an average exercise price of $138,000. Exercise prices in CAD$ are translated into U.S. dollars at the rate of CAD$ = U.S. $1.3, based on the closing rate of exchange between the CAD$ and the U.S. dollar as reported by Bank of Canada on May 15, 2026 In addition, RSUs to purchase 6 Common Shares were issued and outstanding at December 31, 2025, out of which RSUs to purchase 6 Common Shares were vested as of that date.

B.	Compensation

Executive Compensation

The following table sets forth certain information with respect to compensation, for the year ended December 31, 2025, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our executive officers.

	Salary	Bonus	Option Award	Total
Aitan Zacharin	$137,500			$137,500
Gerald Bernstein	$253,769	$40,000	$0	$293,769
Marc Seelenfreund	$300,000	288,900	$0	$588,900
Sean Timsit	$109,059			$109,059
Gidi Bracha	$152,250	-	$0	$152,250
Glenn Kennedy	$142,213	-	$0	$142,213
Total	$1,094,7911	$328,900	$--	$1,423,691

2025 Outstanding Option Awards at Fiscal Year Ended

Name	Number of securities underlying unexercised options (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price $USD		Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Marc Seelenfreund	1	0		$756,000	15-Nov-25	0	0	0	0
	14			N/A	N/A	0	0	0	0
	15	0				0	0	0	0

Gerald Bernstein	2			N/A	N/A	0	0	0	0
	2					0	0	0	0

Glenn Kennedy	1			$138,600	12-Jul-27	0	0	0	0
	1			$138,600	13-Apr-27	0	0	0	0
	2	0				0	0	0	0

Gidi Bracha						-	-	-	-
	2			N/A	N/A	0	0	0	0
	2			$138,600	13-Apr-27	0	0	0	0
	4	0				0	0	0	0

Lourdes Felix	1	0	$	N/A	15-Nov-25	0	0	0	0
	1	0				0	0	0	0

Employment and Consulting Agreements

Aitan Zacharin

At the closing of the Merger on October 3, 2025, we entered into an employment agreement with Aitan Zacharin pursuant to which he serves as our Chief Executive Officer. Mr. Zacharin’s employment agreement provides for an initial term of five years ending on October 3, 2030, and automatically renews for an additional five-year term unless he provides the Company with written notice of termination prior to the expiration of the initial term. The agreement provides for an initial annual base salary of $550,000, subject to increases on January 1 of each year if and to the extent that the Company’s annual revenue for immediately preceding calendar year falls within the corresponding band set forth therein, which ranges from $650,000 if annual revenue is at least $100 million to $1.5 million if annual revenue exceeds $400 million. The agreement also provides that Mr. Zacharin will have the opportunity to earn an annual performance bonus, with the target annual bonus based on annual revenue for the prior year, ranging from an amount equal to 50% of his base salary if annual revenue is below $100 million and 100% of his base salary if annual revenue is at least $100 million to 250% of base salary if annual revenue is greater than $500 million, provided that the target annual bonus will not subsequently decrease even if there is a decrease in annual revenue in a future year, and subject to upward or downward adjustment based on the achievement of Company and/or individual performance goals as determined by the Compensation Committee of our board of directors. Mr. Zacharin is also eligible to receive, subject to approval by the Compensation Committee, annual equity awards in the form of stock options, restricted stock, or a combination thereof, with a grant-date valuation equal to 100% of his then-current base salary.

Pursuant to the terms of his employment agreement, the Company may terminate Mr. Zacharin’s employment and his employment agreement for Cause, as defined in the agreement, or without Cause pursuant to mutual agreement in writing, and Mr. Zacharin may terminate his employment with Good Reason, as defined in the agreement, or without Good Reason with the prior written consent of the Company upon 21 days’ prior written notice to the Company. Zacharin’s employment and the agreement will also terminate upon Mr. Zacharin’s death or his failure to be able to perform his duties for at least 60 days by reason of disability, as described in the agreement. Upon termination by the Company without Cause or by Mr. Zacharin for Good Reason, in either case outside of a Change in Control (as defined in the agreement), Mr. Zacharin is entitled to receive: (i) a lump sum cash payment equal to 36 months of his then-current base salary; (ii) a prorated portion of his target annual bonus for the year in which the termination occurs, based on the number of days elapsed in such fiscal year through the date of his termination, payable in a lump sum; (iii) continued healthcare coverage for him and his eligible dependents at the Company’s expense (or a cash payment in lieu thereof) for a period of 36 months following termination; and (iv) accelerated vesting of any then-outstanding equity or long-term incentive awards to the extent set forth in the applicable award agreement. If Mr. Zacharin’s employment is terminated by the Company without Cause or by Mr. Zacharin for Good Reason, in either case within two years after a Change in Control, then Mr. Zacharin is entitled to receive: (i) a lump sum cash payment equal to 60 months of his then-current base salary; (ii) continued health coverage for him and his eligible dependents at the Company’s expense (or a cash payment in lieu thereof) for a period of 36 months following his termination; (iii) a lump sum special bonus equal to 5% of the market capitalization of the Company (on a fully diluted basis) or, in the event of a Change in Control involving a surviving corporation, 5% of the increased valuation of the surviving corporation (as determined by the definitive agreement or highest market cap within 30 days post-transaction), payable in cash, restricted stock, or a combination thereof, at Mr. Zacharin’s election within 15 days following his termination date; and (iv) fully accelerated vesting of all outstanding equity and long-term incentive awards, and any unexercised portion of such awards shall remain exercisable for their remaining term. All such termination payments are subject to Mr. Zacharin’s execution and non-revocation of a general release of claims in favor of the Company within 60 days following his termination. The agreement also contains confidentiality, non-competition, non-solicitation and non-disparagement provisions.

Marc Seelenfreund

From February 26, 2025 until December 31, 2025, the Company was party to a consulting agreement with BSD Capital Partners Ltd., pursuant to which Marc Seelenfreund, served as Chief Executive Officer of the Company until the October 3, 2025 closing of the Merger and from that time until the December 31, 2025 disposition of the Siyata Mobile Business, as the Chief Executive Officer of the Company’ Siyata PTT Incorporated subsidiary. The consulting agreement provided for an annual fee of $360,000 and a severance payment of $1,000,000, which the Company intends to pay as cash flow and/or capital raising permits.

Gerald Bernstein

The Company is party to an employment agreement with Gerald Bernstein with a term expiring on December 31, 2026, pursuant to he serves as our Chief Financial Officer at an annual base salary currently fixed at USD$225,000. The employment agreement is automatically renewed for a two year term. The employment agreement with Mr. Bernstein also contains change of control provisions such that if the Bernstein Employment Agreement is terminated without good cause by us or Mr. Bernstein is constructively dismissed within six months of a change of control, Mr. Bernstein will receive a lump-sum payment equal to two years’ worth of salary.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned during the year ended December 31, 2025 by our non-employee directors who served as directors during such year.

Name	Salary	Bonus	Option Awards	Total
Luisa Ingargiola	$12,192			$12,192
Mordechai Stenge	12,192			12,192
Thomas Tarala	12,192			12,192
Steve Ospalak	57,750		$-	$57,750
Gary Herman	127,440		-	145,337
Aitan Zacharin	$49,500			49,500
Campbell Becher	$55,518	$20,000		$75,518

Lourdes Felix	66,0000	$20,000	-	$86,000
Total	$394,944	40,000	$-	$434,944

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

Board of Directors Structure

Our board of directors currently consists of five directors of which three of our directors have been determined to be “independent” within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our articles provide that, so long as we are a public company, the board of directors must be composed of the greater of three members and the number set by ordinary resolution of our shareholders, which was set at five members. Our directors serve until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. For more information on the date of expiration of each director’s term and the length of time each director has served, see “Item 6.A. Directors and Senior Management.” Our directors may be removed at any time, with or without cause, by a resolution of the shareholders’ meeting.

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

Committees of the Board of Directors

We have established two committees under the board of directors: an audit committee and a compensation committee, and a nominating and corporate governance committee, each of which acts pursuant to a charter governing the authority and responsibility of each committee. We have determined that Luisa Ingargiola, Marc Seelenfreund, Thomas Tarala and Mordechai Stenge will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Luisa Ingargiola, Marc Seelenfreund and Mordechai Stenge. Ms. Ingargiola is Chair of our audit committee. Our board also has determined that Mordechai Stenge qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. We follow home country rules with respect to the composition and responsibilities of our compensation committee. Our compensation committee consists of Marc. Seelenfreund and Mordechai Stenge. Mr. Stenge is Chair of our compensation committee. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. In accordance with home country rules (the province of British Columbia, Canada), we do not have a nominating and corporate governance committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a “Code of Ethical Conduct.” The Code of Ethical Conduct establishes standards of desired behaviors that apply to directors, senior management, all employees and contract workers, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

The board annually reviews the Code of Ethical Conduct and closely collaborates with management to set the tone from above and promote a strong governance culture that influences Core AI at every level and across our business. Our Code of Ethical Conduct sets out fundamental principles that guide the board in its deliberations. It creates a frame of reference for properly addressing sensitive and complex issues, requiring directors, senior management, and all employees and contract workers to report misconduct. Core AI encourages an open and transparent environment where team members can speak up and raise concerns without any form of retaliation.

Equity Incentive Plan

On January 6, 2022, our board of directors approved an amended and restated equity incentive plan (the “Plan”), which was approved by our shareholders at our annual general and special meeting on February 14, 2022 The Plan permits the Company to issue stock options and restricted share units (“RSUs”) to eligible directors, officers, employees, and consultants of the Company. The maximum number of Common Shares issuable under the Plan, together with any other securities-based compensation, may not exceed 15% of the number of the issued and outstanding Common Shares on a fully-diluted basis.

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

RSUs are redeemable for Common Shares, a cash amount in lieu thereof, or a combination of Common Shares and cash., less a discount of up to 25%. RSUs typically terminate on the termination of the RSU holder’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Company’s board of directors at the time the options are granted. In the event of a change of control, RSUs will immediately vest and be settled for Common Shares, a cash amount in lieu thereof, or a combination of Common Shares and cash.

As of December 31, 2025, 1 Common Shares reserved for the exercise of awards granted under the Plan. In addition, as of December 31, 2025, options to purchase 1 Common Shares were issued and outstanding, out of which options to purchase 1 Common Shares were vested as of that date, with an average exercise price of $138,000.

D.	Employees

As of December 31, 2025, through our Newbyera operating subsidiary, we have a staff of 44 managing our operations by publishing apps, leveraging our BI platform, and coordinating with co-developers, among other things. Twelve of these individuals are full time employees and 21 are independent contractors. Our operating subsidiary also uses more than 100 contractors on an ad hoc basis.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Pursuant to Exchange Act Rule 10D-1 and Nasdaq Rule 5608, on November 29, 2023, the Company adopted a Clawback Policy (the “Clawback Policy”) providing that the Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

At no time as of December 31, 2025, or since, has the Company awarded any incentive-based compensation that could be subject to recovery under the Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Common Shares as of the date of this Annual Report by:

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

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Core AI Holdings, Inc., 25 SE 2nd Avenue, Ste 550, Miami, FL 33131.

Name and Address of Beneficial Owner	Common Shares Owned Beneficially	Percent of Class
Five Percent or Greater Shareholders
Eniac AI Limited(1)	4,038,138	20.27
Eland Toyar Limited(2)	4,038,138	20.27
Bedford Country Limited(3)	1,682,558	8.45
Rakefet LLC(4)	1,626,478	8.16
Vilna Investments Ventures Limited(5)	1,626,479	8.16
TechTime Ventures, Ltd(6)	1,388,110	6.97
EagleThink Technology Limited(7)	1,388,110	6.97
Yukin Wu (8)	1,177,791	5.91
Directors and Officers
Aitan Zacharin, Chief Executive Officer and Director(9)	1,626,478	8.16
Gerald Bernstein, Chief Financial Officer	1	*
Marc Seelenfreund, Director(10)	588,240	2.9
Luisa Ingargiola, Director	0	—
Thomas Tarala, Director	0	—
Mordechai Stenge, Director	0	—
All directors and officers as a group (6 persons)	2,214,719	10.8

* Less than 1%.

(1)	Consists of 2,019,069 common shares owned of record directly by Eniac AI Limited and 2,019,069 common shares owned of record by Eland Toyar Limited, both of which are 100% owned by Xiaoxu Yang. The address of Eniac AI Limited is Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.
(2)	Consists of 2,019,069 common shares owned of record directly by Eland Toyar Limited and 2,019,069 common shares owned of record by Eniac AI Limited, both of which are 100% owned by Xiaoxu Yang. The address of Eland Toyar Limited is 28 Traciann Dr, Hamlin, NY 14464.
(3)	Bedford Country Limited is 100% owned by Xi Li. Its address is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, VG1110.
(4)	Rakefet LLC is 100% owned by Elana Zacharin, the mother of Aitan Zacharin. Its address is 2311 Falls Gable Ln. E. Baltimore, MD 21209.
(5)	Vilna Investments Ventures Limited is 100% owned by Matthew Moshal. Its address is House of Francis, Room 303, LLe Du Port, Mahe, Seychelles.
(6)	TechTime Ventures Ltd is 100% owned by Dianxiang Wu. Its address is 2/F, Palm Grove House, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.
(7)	EagleThink Technology Limited is 100% owned by Yuxin He. Its address is Unit 8, 3/F, Qwomar Trading Complex, P.O. Box 3340, Road Town, Tortola, British Virgin Islands, VG1130.
(8)	The address for Yukun Wu is Room 704, Block E, Xinjiekou Building, No. 22 Donbin Nanshan District, ShenZhen, China.
(9)	Consists of 1,626,483 common shares held by Sapir LLC, which is 100% owned by Mr. Zacharin. Mr. Zacharin’s address is 1 Netiv Halamed H, Kibbutz Netiv Halamed H, Israel 9985500.
10

Consists of four common shares owned directly and 588,236 common shares that Mr. Seelenfreund has the right to purchase pursuant to a pre-funded common stock purchase option between him and the Company.

Record Holders

Based upon a review of the information provided to us by ClearTrust LLC, our transfer agent, there were 49 holders of record of the Common Shares as of April 30, 2026.

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

A.	Related Party Transactions

See “Item 4. Information on the Company – D. History and Development of the Company – Disposition of the Siyata Business” with respect to the SPA entered into and closed on December 31, 2025, pursuant to which the Company sold the Siyata Business to Marc Seelenfreund, a director. Other than the foregoing, and except for the regular salary and bonus payments, including any equity-based issuances, made to our directors and officers in the ordinary course of business as described under “Item 6. Directors, Senior Management and Employees–B. Compensation,” there have been no transactions since January 1, 2025, or any currently proposed transaction or series of similar transactions to which we were or are to be a party, in which the amount involved exceeds $120,000 and in which any of our current or former director or officer of the, any 5% or greater shareholder of ours’ or any member of the immediate family of any such persons had or will have a direct or indirect material interest.

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

ITEM 9. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Offer with Listing Details

Not Applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares are listed for trading on the Nasdaq Capital Market under the symbol “CHAI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles

See Exhibits 3.1 through 3.4 incorporated by reference to this Annual Report.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions – Related Party Transactions” or elsewhere in this Annual Report.

D.	Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our Common Shares

E.	Taxation

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who holds Common Shares. This summary applies only to an investor who is a beneficial owner of Common Shares and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Company, (ii) is not affiliated with the Company; and (iii) acquires and holds the Common Shares (a “Holder”).

Common Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act; (iv) that has made a functional currency reporting election under section 261 of the Tax Act to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (v) that has entered into, or will enter into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Common Shares; or (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). This summary does not address the deductibility of interest by a Holder who has borrowed money to acquire the Common Shares. Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

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

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Taxation of Resident Holders

The following portion of this summary applies to a Holder who, for the purposes of the Tax Act, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Common Shares, and every other “Canadian security” (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

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

Disposition of Common Shares

A Resident Holder who disposes, or is deemed to dispose, of a Common Share (other than on a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), generally will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Common Share, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and capital losses is generally described below under the heading “Capital Gains and Capital Losses”.

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

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Common Shares in the course of a business carried on or deemed to be carried on in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the Treaty (a “Treaty Holder”) is generally reduced to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a Treaty. A Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors regarding the application of the Treaty or any other tax treaty.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless such securities, as the case may be, constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the Nasdaq), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, the Common Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares constitute “taxable Canadian property” in their own particular circumstances.

In the event that a Common Share or Warrant constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Taxation of Resident Holders – Disposition of Common Shares” and “Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF COMMON SHARES AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF THE COMMON SHARES.

Eligibility for Investment

In the opinion of our Canadian counsel, based on the current provisions of Tax Act and the Regulations thereunder, in force as of the date hereof, the Common Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account, first home savings account, (collectively referred to as “Registered Plans”) or deferred profit sharing plan (“DPSP”) at the time of the acquisition of such Common Shares, provided that at such time the Common Shares are listed on a designated stock exchange” as defined in the Tax Act (which currently includes the Nasdaq) or the Company qualifies as a “public corporation” (as defined in the Tax Act);

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of the Common Shares held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. Common Shares generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Company for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Company. In addition, the Common Shares will generally not be a “prohibited investment” if such shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the Registered Plan.

Prospective purchasers who intend to hold Common Shares in a Registered Plan or DPSP should consult their own tax advisors regarding their particular circumstances.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (i) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity:” (ii) a broker or dealer in securities or foreign currency; (iii) a person who acquired our Common Shares in connection with employment or other performance of services; (iv) a U.S. Holder that is subject to the U.S. alternative minimum tax; (v) a U.S. Holder that holds our Common Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (vi) a tax-exempt entity; (vii) real estate investment trusts or grantor trusts; (viii) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (ix) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Common Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Common Shares through a partnership or other pass-through entity are not addressed.

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

In addition, our dividends will be qualified dividend income if our Common Shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our Common Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date; or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Common Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Common Shares at a gain: (i) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Common Shares, as the case may be; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may furnish to the SEC, on a Form 6-K, unaudited quarterly financial information.

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of CAD$/US$ exchange rates as well as ¥/US$ exchange rates, which are discussed in detail in the following paragraph.

Foreign Currency Risk

We are exposed to foreign currency risk as we conduct transactions which give rise to payables and cash balances that are denominated in foreign currencies and the fair value or future cash flows of our financial instrument may fluctuate due to movement in foreign exchange rates of these foreign currencies. The volatility of exchange rates depends on many factors that we are not able to accurately forecast. Our management is closely monitoring our exposure to currency risk and seeks to minimize its exposure to such risk. We were not exposed to material foreign currency risk during the years ended December 31, 2024 and 2025.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrant and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Pursuant to Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial and accounting officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Core AI’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s ICFR as of December 31, 2025 using the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, management identified a material weakness in the Company’s ICFR related to revenue recognition cut-off, as described below. Because of this material weakness, management concluded that the Company’s ICFR was not effective as of December 31, 2025.

During the audit of the consolidated financial statements for the year ended December 31, 2025, the Company identified that revenue from certain advertising and publishing arrangements had been recorded in the wrong reporting period. Specifically, the Company did not have effective controls to ensure that revenue was recognized in the appropriate period based on the satisfaction of performance obligations and the underlying reporting from advertising platforms and counterparties. As a result, the Company recorded post-closing adjustments to reclassify revenue between reporting periods and to correct related accounts receivable and contract liability balances.

This deficiency in the design and operation of controls over revenue cut-off created a reasonable possibility that material misstatements of revenue and related accounts would not be prevented or detected on a timely basis. Accordingly, management concluded that this deficiency represents a material weakness in the Company’s ICFR as of December 31, 2025.

The Company has begun implementing a remediation plan to address the material weakness described above. These remediation actions include, but are not limited to:

●	Enhancing policies and procedures over revenue recognition cut-off, including formalizing documentation of the timing of performance obligations for each significant revenue stream.
●	Implementing additional reconciliations and analytical reviews comparing platform reports, cash collections, and recognized revenue at period end.
●	Strengthening the period-end close checklist and review controls specific to revenue cut-off, including independent review by finance personnel who are not responsible for initial revenue recognition entries.
●	Providing additional training to accounting and finance personnel on the Company’s revenue recognition accounting policies and cut-off procedures.

The material weakness will not be considered remediated until the applicable controls have been designed, implemented, and operate effectively for a sufficient period of time, and management has tested and concluded that the controls are operating effectively.

Except for the remediation efforts described above, there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 20X5 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for non-accelerated filers.

(d)	Changes in Internal Control over Financial Reporting

There is no change in the issuer’s internal control over financial reporting identified in connection with the evaluation described above, which occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

ITEM 16 [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Luisa Ingargiola and Mordechai Stenge are audit committee financial experts, as defined under the rules under the Exchange Act, and are independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written “Code of Ethical Conduct” of ethics that applies to all of our directors, officers and employees as well as other persons performing functions on our behalf, such as consultants. Our Code of Ethical Conduct” is posted on our website at is www.coregaming.co. [CONFIRM] Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethical Conduct or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 12B. of Form 20-F. We have not granted any waivers under our Code of Ethical Conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Bush & Associates CPA LLC has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2025 and December 31, 2024.

The following table provides information regarding fees paid and/or payable by us to Barzily & Co. for all services, including audit services, for the years ended December 31, 2025 and December 31, 2024 as of the date of this Annual Report:

	Year Ended
	December 31,
	2025	2024
Audit fees(1)	$80,000	$70,000
Audit-related fees	$-	$-
Tax fees(2)	$-	$-
Total	$80,000	$70,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

(2)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

All audit services and permitted non-audit services to be performed for us by our independent auditor must be approved by our audit committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The audit committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2025 and 2024 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Release of Previous Independent Registered Public Accounting Firm

(i) Effective February 24, 2026, the Company released Barzily & Co., CPA’s (“Barzily”) as the Company’s independent registered public accounting firm. The decision to release Barzily as the Company’s independent registered public accounting firm was authorized by the unanimous consent of the audit committee of the board of directors on February 24, 2026.

(ii) Barzily’ s reports on the Company’s financial statements for the fiscal years ended December 31, 2024 and December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports contained an explanatory paragraph in respect to uncertainty as to the Registrant’s ability to continue as a going concern.

(iii) During years ended December 31, 2025 and December 31, 2024 and through the date of this Annual Report, there were no disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (“Regulation S-K”), and the related instructions thereto, with Barzily on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Barzily, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Also, during this same period, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto.

(iv) The Company provided Barzily with the disclosures hereunder and requested Barzily to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein and, if not, stating the respects in which it does not agree. Barzily’s letter will be filed in an amendment to this Annual Report.

(b) Appointment of New Independent Registered Public Accounting Firm

(i) Effective February 24, 2026, the audit committee of our board of directors approved the engagement of Bush and Associates CPA LLC (“Bush”) as the Company’s new independent registered public accounting firm.

(ii) During the years ended December 31, 2025 and December 31, 2024, and the subsequent interim period through the date of this Annual Report, neither the Company nor anyone acting on its behalf consulted with Bush regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

Under Nasdaq rules, we may elect to follow certain corporate governance practices permitted under the laws of Canada, and more specifically, the province of British Columbia, in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with applicable Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions under our home country rules, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, our home country rules do not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in a company’s constating documents, be no less than 33 1/3% of the company’s outstanding common voting stock, under our home country rules, a company is entitled to determine in its articles the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles provide that a quorum of two or more shareholders who are, or represent by proxy, shareholders holding, in the aggregate, at least 33.33% of the issued shares entitled to be voted at the meeting. However, the quorum set forth in our articles with respect to an adjourned meeting consists of one or more shareholders entitled to attend and vote at the meeting if the standard required quorum is not present within half an hour from the time set for the holding of such adjourned meeting.

●	Majority Independent Directors. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. Currently, however, our board consists of a majority of independent directors.

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

In 2025, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see Item 3. Key Information – D. Risk Factors.

Cybersecurity Governance

Our board of directors has overall oversight responsibility for our risk management strategy, and delegates information security and related risk management oversight to the Audit Committee. Members of the audit committee receive regular updates from management regarding cybersecurity related matters. This includes existing and new cybersecurity risks, how management is addressing, managing and/or mitigating those risks, cybersecurity and data privacy incidents (if relevant), and the status of key information security initiatives.

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

The cybersecurity and risks council includes the Chief Executive Officer, the Chief Financial Officer and cybersecurity specialists. Those employees have decades of experience in cybersecurity and operations, cybersecurity education, and certifications from various organizations.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS [TO BE UPDATED]

Exhibit	Description
3.1	Articles of Association of the Company (incorporated by reference to the Company’s Registration Statement on Form F-1/A filed on December 1, 2021)
3.2	Notice Of Second Alteration of Articles of Siyata Mobile Inc., filed April 9, 2024 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K filed on April 15, 2024)
3.3	Notice Of Fourth Alteration of Articles of Siyata Mobile Inc., filed October 29, 2024 (incorporated by reference to Exhibit 3.3 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
4.1	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed on May 10, 2024)
4.2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed on July 2, 2024)
4.3	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on August 12, 2024).
4.4	Form of Pre-funded Warrant to purchase 588,236 shares of Core AI Holdings Inc. at any exercise price of $0.00004
10.01	Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.02	Promissory Note, dated January 29, 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed on February 1, 2024)
10.03	Securities Purchase Agreement, dated January 29, 2024, by and between the Company and the Investor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on February 1, 2024)
10.04	Securities Purchase Agreement, dated May 7, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on May 10, 2024)
10.05	Consulting Agreement, between the Company and IR Agency, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on May 13, 2024).
10.06	Addendum to Consulting Agreement, between the Company and IR Agency, LLC (incorporated by reference to Exhibit 10.26 of the Company’s Amendment No. 3 to the Registration Statement on Form F-1 filed on June 26, 2024).
10.07	Securities Purchase Agreement, dated June 26, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on July 2, 2024)

10.08	Second Addendum to Consulting Agreement, between the Company and IR Agency, LLC (incorporated by reference to Exhibit 10.28 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on August 12, 2024).
10.09	Placement Agency Agreement by and between Siyata Mobile Inc. and Spartan Capital Securities, LLC dated August 13, 2024 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed on August 16, 2024)
10.10	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated August 13, 2024 (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on August 12, 2024).
10.11	Promissory Note, dated August 30, 2024 (incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
10.12	Securities Purchase Agreement, dated August 30, 2024, by and between the Company and the Investor (incorporated by reference to Exhibit 10.32 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
10.13	Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 21, 2024 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on October 25, 2024)
10.14	Amendment to the Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 28, 2024 (incorporated by reference to Exhibit 10.34 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
10.15	Registration Rights Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 21, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed on October 25, 2024)
10.16	Securities Purchase Agreement, dated October 31, 2024 (incorporated by reference to Exhibit 10.36 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
10.17	First Amendment to the Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 28, 2024 (incorporated by reference to Exhibit 10.37 of Post-Effective Amendment to the Company’s Registration Statement on Form F-1 filed on November 18, 2024).
10.18	Second Amendment to the Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of November 18, 2024 (incorporated by reference to Exhibit 10.38 of Post-Effective Amendment to the Company’s Registration Statement on Form F-1 filed on November 18, 2024).
10.19	Equity Purchase Agreement dated January 14, 2025 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on January 21, 2025)
10.20	Registration Rights Agreement dated January 14, 2025 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed on January 21, 2025)
10.21	Merger Agreement, by and among Siyata Mobile Inc., Siyata Core Acquisition U.S., Inc., and Core Gaming, Inc., dated February 26, 2025 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 6-K filed on February 26, 2025)
10.22	Amended Merger Agreement, by and among Siyata Mobile Inc., Siyata Core Acquisition U.S., Inc., and Core Gaming, Inc., dated August 25, 2025 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 6-K filed on August 29, 2025)
10.23	Stock Purchase Agreement among Core AI Holdings Inc., Siyata PTT and Mr. Marc Seelenfreund dated December 29, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on December 31, 2025)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350.

*	filed herewith.
**	furnished herewith.
#	Management contracts or compensatory plans, contracts or arrangements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

CORE AI HOLDINGS, INC.

Date: May 15, 2026	By:	/s/ Aitan Zacharin
Aitan Zacharin
Chief Executive Officer

Core AI Holdings, Inc. And Its Subsidiaries

Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Core AI Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Core AI Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years then ended, including the related notes (collectively referred to as the “financial statements”). We did not audit the combined financial statements of the Siyata PTT Business of Core AI Holdings Inc. and subsidiaries, which statements were prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and were audited by Barzily & Co., CPA, an independent registered public accounting firm. Those combined financial statements reflect total revenues constituting approximately $2,957,573 for the three months between October 3, 2025 to December 29, 2025 or 5%, of the related consolidated total revenues of Core AI Holdings, Inc of 55,239,839. Our opinion, insofar as it relates to the amounts and disclosures in the accompanying consolidated financial statements that are derived from the Siyata PTT Business of Core AI Holdings Inc. and subsidiaries, is based solely on the report of Barzily & Co., CPA.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of Core AI Holdings, Inc. and its subsidiaries as of December 31, 2025 and 2024, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits and the report of the other auditors. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

Emphasis of Matter — Reverse Acquisition and Basis of Presentation

As discussed in Notes 1 to the consolidated financial statements, the October 3, 2025 merger was accounted for as a reverse acquisition in which Core Gaming, Inc. was determined to be the accounting acquirer and Core AI Holdings, Inc. (formerly Siyata Mobile Inc.) was determined to be the accounting acquiree. Accordingly, the historical financial statements prior to the merger date are those of Core Gaming, Inc., and the results of the former Siyata business were included only from October 3, 2025 through December 29, 2025, the date control ceased.

As further described in Note 1, certain amounts and disclosures related to the Siyata PTT Business were derived from combined financial statements that were carved out from the historical accounting records of the former parent and included allocations of certain corporate costs and related-party balances and transactions. Those allocations may not necessarily be indicative of the financial position, results of operations, or cash flows that would have been obtained had the Siyata PTT Business operated as a separate stand-alone entity during the periods presented.

Emphasis of Matter — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a net loss from continuing operations of $7,185,202 and net cash used in operating activities from continuing operations of $3,642,455 for the year ended December 31, 2025, and had an accumulated deficit of $31,963,651 as of December 31, 2025.These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Reverse acquisition, deconsolidation, and discontinued operations presentation

As described in Notes 1, Note 15 and 16, the Company accounted for the October 3, 2025 transaction as a reverse acquisition and later deconsolidated the former Siyata business on December 29, 2025. Auditing these matters involved especially challenging auditor judgment because of the significance of the transaction, the judgments required in identifying the accounting acquirer, determining the appropriate presentation of historical and post-merger results, evaluating deconsolidation and discontinued-operations accounting, and assessing the completeness and consistency of related disclosures.

The primary procedures performed to address this critical audit matter included, among others, reading the merger agreement and related transaction documents, evaluating management’s accounting conclusions under the applicable accounting guidance, testing the amounts recorded in connection with the reverse acquisition and deconsolidation, evaluating management’s presentation of continuing and discontinued operations, considering the effect of the Siyata PTT carve-out/combined financial information audited by the other auditors, and assessing the adequacy of the related disclosures.

Bush & Associates CPA LLC

We have served as the Company’s auditor since 2024.

Las Vegas, Nevada

May 15, 2026

Core AI Holdings Inc. And Its Subsidiary

Consolidated Statement of Financial Statement

As of December 31, 2025 and 2024

(Expressed In United States Dollars)

	Note	December 31, 2025 $	December 31, 2024 $
			Restated
ASSETS
Current assets
Cash and cash equivalents	3	1,931,174	5,559,276
Accounts receivable, net	4	5,689,538	9,120,543
Prepayments	5	1,326,916	889,172
Other receivables, net	6	3,871,729	4,045,411
Total current assets		12,819,357	19,614,402

Non-current assets
Long-term investment	16	294,429	-
Intangible assets	12	477	1,510
Operating lease right-of-use assets	7	291,081	-
Total non-current assets		585,987	1,510

Total assets		13,405,344	19,615,912

LIABILITIES AND EQUITY
Current liabilities
Account and other payables	8	10,118,046	17,414,049
Taxes payable		22,929	21,269
Current operating lease liabilities	7	162,610	-
Total current liabilities		10,303,585	17,435,318

Non-current liabilities
Warrant and preferred share liability	14	100
Total non-current liabilities		100

Total liabilities		10,303,685	17,435,318

Equity
Share capital	13	35,068,194	2,569,566
Accumulated other comprehensive loss		(2,884)	(16,652)
Accumulated deficits		(31,963,651)	(372,320)
Total Equity		3,101,659	2,180,594

Total liabilities and equity		13,405,344	19,615,912

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

Core AI Holdings, Inc. And Its Subsidiary

Consolidated Statement of Loss and Other Comprehensive Loss

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

		For The Fiscal Years Ended December 31,
	Note	2025	2024
			Restated
Continuing operations

Revenue	9	55,239,839	34,829,376
Cost of providing services	10	(55,542,501)	(33,341,855)
Gross profit		(302,662)	1,487,521
General and administrative expenses	10	(6,571,187)	(526,082)
Allowance for credit loss		(820,987)	(1,326,768)
Other income		653,390	2,386
Foreign exchange loss - net		(76,014)	(6,209)
Operating loss		(7,117,460)	(369,152)

Interest income		1,861	4,327
Interest expenses		(15,617)
Other expenses		(45,580)	(5,430)

Loss before income tax		(7,176,796)	(370,255)

Income tax expenses	11	(8,406)	(2,065)

Net loss and comprehensive loss from continuing operations, net of tax		(7,185,202)	(372,320)

Discontinued operations

Loss from discontinued operations, net of income taxes	16	(24,406,129)	-

Net loss and comprehensive loss for the year		(31,591,331)	(372,320)
Less: Net loss attributable to non-controlling interest		-	-
Net loss attributable to Core AI Holdings Inc.		(31,591,331)	(372,320)

Other comprehensive income (loss)
Foreign currency translation adjustment		13,768	(16,652)
Total comprehensive loss		(31,577,563)	(388,972)

Loss per share
From continuing operations
Ordinary share - Basic		(0.41)	(0.02)
Ordinary share - Diluted		(0.31)	(0.02)

From discontinued operations
Ordinary share – Basic and Diluted		(1.39)	-

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

Core AI Holdings Inc. And Its Subsidiary

Consolidated Statement of Change in Equity

For The Financial Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars, Expect Share Date)

						Accumulated
	Note	Share capital #		Share capital $	Accumulated loss $	Other comprehensive loss $	Total Equity $

Balance as of January 1, 2024 (Restated)		16,825,577	*	2,569,566	-	-	2,569,566
Net loss		-		-	(372,320)	-	(372,320)
Foreign currency translation		-		-	-	(16,652)	(16,652)
Balance as of December 31, 2024 (Restated)		16,825,577		2,569,466	(372,320)	(16,652)	2,180,594
Issuance of common stock in connection with the Reverse Merge	15	3,096,806		29,448,487	-	-	29,448,487
Equity transaction in connection with divestment entity		(2,549,859)
Round up		19			-	-	-
Warrants issued	16	-		5,600,000	-	-	5,600,000
Net loss		-			(31,591,331)	-	(31,591,331)
Foreign currency translation		-		-		13,768	13,768
Balance as of December 31, 2025		19,922,402		35,068,194	(31,963,651)	(2,884)	3,101,659

*	Share and per-share data for the year ended December 31,2024 have been retrospectively adjusted to reflect the exchange ratio resulting from the reverse recapitalization

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

Core AI Holdings Inc. And Its Subsidiary

Consolidated Statement of Cash Flows

For The Financial Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

		For The Fiscal Years Ended December 31,
	Note	2025	2024

Net Loss		(7,185,202)	(372,320)

Adjustments for non-cash effect
Amortization of intangible assets		1,033	925
Amortization of right-of-use assets	7	177,810	-
Reversal of credit loss		(283,118)	(166,504)
Warrants issuance		5,600,000	-
Changes in operating assets and liabilities:
Accounts receivable		3,714,123	3,429,127
Prepayments		(272,994)	1,920,375
Other receivables		2,848,258	2,283,100
Accounts payable and accrued liabilities		(7,937,744)	(7,146,288)
Tax payables		1,660	(1,320)
Operating lease right-of-use assets		(468,891)	-
Current operating lease liabilities		162,610	-
Cash flow used in operating activities from continuing operations		(3,642,455)	(52,905)
Cash flow used in operating activities from discontinued operations		(3,008,812)	-
Net cash used in operating activities		(6,651,267)	(52,905)

Cash used for investing activities
Purchase of intangible asset		-	(2,435)
Acquisition of subsidiary, net of cash acquired		585	5,631,193
Net cash generated from investing activities from continuing operations		585	5,628,758
Net cash generated from investing activities from discontinued operations		3,008,812	-
Net cash generated from investing activities		3,009,397	5,628,758

Cash flow from financing activities
Capital contribution from shareholders		-	75
Net cash generated from financing activities		-	75

Effect of exchange rate changes on cash and cash equivalents		13,768	(16,652)

Net increase (decrease) in cash		(3,628,102)	5,559,276
Cash and Cash Equivalent at beginning of the year		5,559,276	-
Cash and Cash Equivalent at end of the year		1,931,174	5,559,276

Supplemental disclosures of cash flow information:
Income taxes paid		21,280	3,222
Interest paid		-	-

Supplemental disclosures of non-cash flow information:
Issuance of common stock in connection with the Reverse Merge	15	29,448,487	-

The accompanying notes form an integral part of and should be read in conjunction with these financial statements.

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

1.	Corporation information

Core AI Holdings, Inc. (formerly Siyata Mobile Inc.) (the “Company”) was incorporated under the laws of British Columbia. On October 3, 2025, the Company completed a merger (the “Merger”) with Core Gaming, Inc. (“Core Gaming”), a developer of AI-driven gaming technologies. Upon completion of the Merger, Core Gaming became a wholly-owned subsidiary of the Company. Newbyera Technology Limited (“Newbyera”), a developer of cloud-based gaming platforms, is the sole operating subsidiary of Core Gaming. In connection with the Merger, the Company changed its name to Core AI Holdings, Inc

2.	Summary of Significant Accounting Policies

1) Basis Presentation

(a) Business Combination

On February 26, 2025, Core Gaming, Inc. (“Core Gaming”) entered into a Merger Agreement (the “Merger Agreement”) with Siyata Mobile Inc.(“Siyata Mobile”) and Siyata Core Acquisition U.S., Inc., a wholly-owned subsidiary of Siyata Mobile (“Merger Sub”) (the “Merger”). Upon completion of the Merger on October 3, 2025, (i) Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of Siyata Mobile, and (ii) in exchange for the outstanding shares of Core Gaming’s common stock, Siyata Mobile issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Siyata Mobile’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In connection with the Merger, Siyata Mobile Inc. was re-named Core AI Holdings, Inc. (“Core Holdings”), and effected a 4-1 reverse stock split on October 7, 2025. Newbyera Technology Limited is the sole operating subsidiary of Core Gaming.

(b) Basis of Accounting

The Merger is accounted for as a reverse acquisition and a business combination using the acquisition method of accounting in accordance with ASC 805. While Core AI Holdings, Inc (formerly Siyata Mobile Inc) is the legal acquirer and Core Gaming was determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:(1) Relative voting rights, since the former shareholders of Core Gaming own 84.5% of Core Holdings’ outstanding common shares immediately following the closing of the Merger; (2) Composition of the management ,the management of Core Gaming will assume key positions in the management of Core Holdings; (3) Premium, $160,000,000 fair value of the consideration issued significantly exceeded the pre-merger market capitalization of Siyata Mobile. Consequently, Core Gaming is deemed to be the acquiring company for accounting purposes, and the Merger is accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. The historical financial statements of the Group prior to the merger date are those of Core Gaming, Inc., and the results of Core AI Holdings Inc (formerly Siyata Mobile Inc) are consolidated only from the closing date of October 3, 2025.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill. Refer to note 15 for additional information.

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

(c) Principal of Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

The consolidated financial statements include the accounts of Core AI Holdings, Inc. (formerly Siyata Mobile Inc.) and its wholly-owned subsidiaries, Core Gaming, Inc. and Newbyera Technology Limited (collectively, the “Company”). All intercompany transactions, balances and unrealized gains have been eliminated in consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, useful lives and collectability evaluation of accounts receivables. Actual results could differ from those estimates.

(e) Foreign Currency Translation

The Group’s function currency is United States dollars. The Group translates the financial statements of the Group entities (none of which has the currency of a hyperinflationary economy) that have a different functional currency different from the presentation currency into United States dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive loss.

2) Discontinued Operation

In accordance with ASC 205-20, a disposal of a component or a group of components is reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. The Group evaluates ‘major effect’ by considering qualitative and quantitative factors, including whether the disposal involves a major line of business, a major geographical area, or a major equity method investment. Results of discontinued operations, including any gain or loss recognized on the disposal, are reported separately from continuing operations for all periods presented to ensure comparability.

The Group classifies a disposal group as a discontinued operation if the disposal represents a strategic shift that has, or will have, a major effect on the Group’s operations and financial results. On December 29, 2025, the Group completed the divestiture of its mobile hardware business unit (the ‘Siyata subsidiary’). Management determined that this transaction represents a fundamental strategic shift from hardware manufacturing toward artificial intelligence infrastructure. This assessment is considered a critical accounting estimate as it required significant management judgment to evaluate qualitative and quantitative factors. Specifically, the Group concluded that the total exit from the Push-to-Talk (PoC) hardware sector constitutes the disposal of a major line of business under ASC 205-20.

Classification as a discontinued operation occurs upon divestment or when the operation meets the criteria to be classified as held for sale, if earlier. In the consolidated statements of operations and comprehensive loss, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the notes to consolidated financial statements refers to the Group’s continuing operations. Refer to note 16 for additional information.

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

3) Going Concern

The Group incurred a net loss from the continuing operations of US$7,185,202 and a net cash outflow from operating activities of US$3,642,455 for the year ended December 31, 2025, and the accumulated deficit was US$31,963,651 as of December 31, 2025. These factors raise substantial doubts about the Group’s ability to continue as a going concern.

In connection with the Group’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Group has determined that management of the Group has evaluated the sufficiency of additional capital resources, such as fund raising. The Group lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the date of the issuance of the financial statements. Despite the Group’s effort to obtain additional funding and reduce operating costs, there is no assurance that the Group’s plans and actions will be successful. The consolidated accompanying financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. In addition, there can be no assurance that in the event additional sources of funds are needed they will be available on acceptable terms, if at all.

4) Revenue Recognition

The Group recognizes revenue in accordance with ASC606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when control of the promised services is transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation.

Revenue is measured at the fair value of the consideration received or receivable for the sales of services in the ordinary course of the Group’s activities.

The Group generates its revenue through publishing advertisements on various advertising platforms. The Group’s performance obligation is to provide customers with access to the advertising solutions. The transaction price is the product of either the number of completions of agreed upon actions or advertisements displayed and the contractually agreed upon price per advertising unit. Revenues are recognized at the point-in-time the advertisements are displayed in the game or the services has been completed as the customer simultaneously receives and consumes the benefits provided from these services. The revenue is estimated based on advertising data for each month and revised after confirmation of revenues with various advertising agencies.

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

When another party is involved in providing goods or services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e. the Group is a principal) or to arrange for those services to be provided by the other party (i.e. the Group is an agent).

The Group is a principal if it controls the specified services before those services are transferred to a customer. The Group is an agent if its performance obligation is to arrange for the provision of the specified services by another party. In this case, the Group does not control the specified services provided by another party before those services are transferred to the customer. When the Group acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified. For the years ended December 31, 2025 and 2024, there was no revenue recognized on a net basis where the Group is acting as an agent.

5) Cash and Cash Equivalents

Cash consists of cash on hand and cash in banks. The Group considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

6) Accounts Receivable and Expected Credit Loss

Trade receivables are amounts due from customers for services performed in the ordinary course of business. Majority of trade receivables are from advertising services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current. The Group usually grants credit to customers with 30 days to 60 days after invoicing and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends.

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognised for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

The Group applies a simplified approach in calculating ECL and the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

7) Account and Other Payables

Accounts Payable primarily consist of amounts due to advertising platforms and agencies for marketing services, as well as game development fees owed to third-party game suppliers. Other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. These payables are typically settled within the standard payment terms contracted with the respective suppliers. These payables do not bear interests.

8) Leases

The right-of-use assets and related lease liability are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

Right-of-use of assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liability. The cost of right-of-use assets includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31,2025 and 2024.

Lease liability

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

The Group elected not to recognize short-term leases with an initial lease term of twelve months or less.

9) Intangible assets

Patents and licenses

Cost for applying and registering patents, trade mark and copyright are capitalized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights.

10) Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the financial year. Taxable profit differs from profit as reported profit or loss because it excludes items of income or expense that are taxable or deductible in other financial years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where the Group operates by the end of the financial year.

Deferred income tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

11) Financial assets

(a) Classification and measurement

The Group classifies its financial assets in the following measurement categories:

● Amortized cost;

● Fair value through other comprehensive income (FVOCI); and

● Fair value through profit or loss (FVPL).

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Cash and cash equivalents, trade and other receivables are carried at amortized cost subsequently.

(b) Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

12). Loss per share

The Group presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

The weighted average number of common shares outstanding used in the calculation of basic and diluted net loss per share for the years ended December 31, 2025 and 2024 has been retroactively restated to reflect the 16,825,577 shares of common stock issued to the shareholders of the accounting acquirer in connection with the reverse merge closed on October 3, 2025.

Shares of the legal acquirer outstanding prior to the reverse merge, including 196,933 shares originally outstanding, 2,619,876 shares issued in a pre-merger equity line fund raising, and 279,997 shares resulting from the conversion of the Preferred C common stock, are reflected in the weighted average share count only from the date of the merger (October 3, 2025) through December 31, 2025

The weighted average number of shares was retroactively changed to reflect the 1-to-4 reverse stock split that occurred on October 7, 2025.

13). Fair value of assets and liabilities

The fair values of applicable assets and liabilities, are determined and categorized using a fair value hierarchy as follows:

(a)	Level 1 - the fair values of assets and liabilities with standard terms and conditions and which trade in active markets that the Group can access at the measurement date are determined with reference to quoted market prices (unadjusted).

(b)	Level 2 - in the absence of quoted market prices, the fair values of the assets and liabilities are determined using the other observable, either directly or indirectly, inputs such as quoted prices for similar assets/liabilities in active markets or included within Level 1, quoted prices for identical or similar assets/liabilities in non-active markets.

(c)	Level 3 - in the absence of quoted market prices included within Level 1 and observable inputs included within Level 2, the fair values of the remaining assets and liabilities are determined in accordance with generally accepted pricing models.

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Except as disclosed in the respective notes, the carrying amounts of the current financial assets and financial liabilities, including cash and bank balances, trade and other receivables, trade and other payables approximate their respective fair values due to their short maturity nature.

14) Provision

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

15) Recent accounting pronouncement

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (the “FASB”) issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

3.	Cash and cash equivalents

	As of December 31	As of December 31
	2025	2024
	USD	USD

Cash in bank	1,931,174	5,559,276
Total	1,931,174	5,559,276

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

4.	Accounts Receivable

Accounts receivable, net, consists of the following:

	As of December 31	As of December 31
	2025	2024
	USD	USD

Accounts receivable	5,897,665	9,611,788
Less: allowance for credit loss	(208,127)	(491,245)
Accounts receivable, net	5,689,538	9,120,543

5.	Prepayments, net

Prepayments consist of the following:

	As of December 31	As of December 31
	2025	2024
	USD	USD

Advance to suppliers	1,326,916	889,172
Total	1,326,916	889,172

6.	Other receivables, net

Other receivables, net consist of the following:

	As of December 31	As of December 31
	2025	2024
	USD	USD

Other receivables	3,871,729	4,045,411
Total	3,871,729	4,045,411

7.	Lease

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Group’s operating leases are mainly related to office facilities. For leases with terms greater than 12 months, the Group records the related asset and liability at the present value of lease payments over the term. The Group’s lease agreements do not contain any material guarantees or restrictive covenants.

	As of December 31	As of December 31
	2025	2024
	USD	USD
Operating lease right-of-use assets
Offices	468,891	-
Total	468,891	-
Accumulated amortization	(177,810)	-
Total	291,081	-

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

	As of December 31	As of December 31
	2025	2024
	USD	USD
Operating Lease liabilities
Operating lease liabilities, current	162,610	-
Operating lease liabilities, non-current	-	-
Total	162,610	-

8.	Account and other payables

	As of December 31	As of December 31
	2025	2024
	USD	USD

Account payable	8,251,166	15,043,931
Payroll Payable	43,530	24,221
Other payables	1,823,350	2,335,745
Contract liabilities	-	10,152
Total	10,118,046	17,414,049

9.	Revenue

The following table disaggregates the revenue for the years ended December 31, 2025 and 2024 are as follows:

	As of December 31	As of December 31
	2025	2024
	USD	USD

Advertisement publishing service	55,239,839	34,875,639
Total	55,239,839	34,875,639

10.	Expense by nature

	As of December 31	As of December 31
	2025	2024
	USD	USD

Advertisement publishing cost	41,905,250	20,057,933
Software technology cost	13,178,874	13,084,218
Other service cost	458,377	199,704
Cost of providing services	55,542,501	33,341,855

Warrant Expense	5,600,000	-
Staff cost	426,859	288,810
Research and Development	325,513	-
Lease Expense	163,308	-
Professional fees	29,720	50,888
Promotion cost	7,254	102,922
Office expense	6,811	82,531
Others	11,722	931
General and administrative expenses	6,571,187	526,082

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

11.	Income tax

	As of December 31	As of December 31
	2025	2024
	USD	USD

Income tax expense:
Current year	8,406	2,065

The income tax on the results for the financial year differs from the amount of income tax determined by applying the Hong Kong standard rate of income tax, where the Group’s primary operation is based, due to the following factors:

	As of December 31	As of December 31
	2025	2024
	USD	USD
Profit before income tax	(7,176,796)	(370,255)
Tax at the applicable tax rate of 16.5%	(1,184,171)	(61,092)
Tax effect of:
- non-deductible expenses	135,463	218,916
- non-taxable income	(23,082)	(393)
- others	1,080,196	(155,366)
Income tax expense	8,406	2,065

12.	Intangible assets

Intangible assets consist of capitalized patent application fees.

	As of December 31	As of December 31
	2025	2024
	USD	USD
Cost
Trademark right	498	487
Copyright	356	348
Patent right	1,636	1,600
Total	2,490	2,435
Less: Accumulated depreciation	(2,013)	(925)
Property and equipment, net	477	1,510

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

13.	Share capital

(a) Common Stock

As of December 31, 2025, the Group issued 19,922,402 outstanding shares with authorized unlimited number of common shares without par value.

During the year ended December 31, 2025, the Group issued 2,619,876 common shares (10,479,504 before the 4-1 reverse stock split that occurred on October 7, 2025) under Equity Line of Credit agreement with Hudson Global Ventures, LLC. for total proceeds of $23,027,502.

On October 3, 2025, the Group issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) for the Merge of Core Gaming as a Reverse Takeover.

All share and per-share amounts in these financial statements have been retroactively adjusted to reflect this split for all periods presented, unless otherwise noted as “pre-consolidation.”.

(b) Preferred C shares

On January 14, 2025, the Group completed a registered offering for an equity line of credit with one investor, Hudson Global Ventures, LLC. A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value and converted into of the Group’s common stock

For the above 540 Class C preferred shares, on February 3, 2025, March 24, 2025 and July 14, 2025, the investor converted into 50,000, 49,723 and 308,243 shares of the Group’s common stock, respectively. In connection with the conversion, the Group credited $276,470, $105,882 and $252,136 to share capital with no gain or loss on the transaction, respectively.

During the year ended December 31, 2025, the Group redeemed 209 Class C Preferred Shares for total cash disbursements of $209,000.

For the year ended December 31,2025, holders of 1,025 Class C preferred shares converted their shares into 811,743 common shares of the Group. The Group credited $1,205,355 to share capital for the conversion. There was no gain or loss recognized on this transaction.

14.	Common Stock Warrant

The Group accounts for common stock warrants as equity instruments in accordance with ASC 815-40, Contracts in Entity’s Own Equity. The warrants are (i) indexed to the Group’s own stock and (ii) meet the criteria for equity classification, as the Group maintains the ability to settle the warrants in shares and no cash-settlement triggers exist that are outside the Group’s control. Accordingly, these warrants are recorded in additional paid-in capital at their relative fair value on the date of issuance and are not subject to subsequent remeasurement.

In connection with the Merger on October 3, 2025, the Company issued an aggregate value of $5,600,000 pre-funded common stock purchase option to BSD Capital Ltd which are subject to a one-year lock-up period from the date of issuance with an exercise price of $0.0001 per share. The Option has a term of seven years and expires on October 3, 2032.

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

The balance of the warrants are as follow:

	Warrants		Pre-funded warrants		Pre-funded warrants
	11-Jan-22		31-Oct-23		3-Oct-25		Total
	#of units	Amount	#of units	Amount	#of units	Amount	#of units	Amount
Balance, December 31, 2024	-	-	-	-	-	-	-	-
Warrant arising from acquisition of Siyata PTT	80	-	56	100	-	-	136	100
Issuance of warrants	-	-	-	-	3,435,583	5,600,000	3,435,583	5,600,000
Balance, December 31, 2025	80	0	56	100	3,435,583	5,600,000	3,435,719	5,600,100

15.	Acquisition of Siyata Mobile

The total consideration transferred for accounting purposes was determined based on the fair value of the equity interests that Core Gaming would have been required to issue to the former shareholders of Siyata Mobile to provide them with the same percentage ownership interest in the combined entity that they received as a result of the merger. The fair value of Core Gaming’s outstanding equity interests immediately before the merger was $160,000,000, representing an 84.46% ownership interest in the combined entity post-merger. Consequently, the total fair value of the combined entity’s equity was derived as approximately $189,448,487. The implied fair value of the deemed consideration attributable to the former shareholders of Siyata Mobile was calculated based on the remaining 15.54% ownership interest, amounting to $29,448,487.

Goodwill arising from the transaction was calculated as the excess of the deemed consideration over the fair value of Siyata Mobile’s identifiable net assets acquired. As of the acquisition date, the fair value of Siyata Mobile’s net assets was $15,438,987. Accordingly, goodwill of $14,009,500 was recognized.

The following summarizes the identified assets acquired and liabilities assumed pursuant to the accounting acquiree as of October 3, 2025:

Cash	3,510,499
Trade and other receivables	2,744,789
Prepaid expenses	270,878
Inventory	2,523,487
Advance to suppliers	329,260
Long term receivable	170,414
Right of use assets	448,883
Equipment	142,484
Intangible Assets	10,067,545
Total assets	20,208,239
Loans to financial institutions	1,642,477
Accounts payable and accrued liabilities	2,616,250
Lease obligations	381,178
Warrant and preferred share liability	100
Long term lease liability	129,247
Total liability	4,769,252
Net assets	15,438,987

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

16.	Discontinued Operation

Deconsolidation of subsidiary In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator. The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities. A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest.

On December 23, 2025, the Group entered into a Stock Purchase Agreement with Core AI Holdings, Inc. (“Seller”), the then-sole shareholder of the Group, and Mr. Marc Seelenfreund (the “Buyer”), pursuant to which the Seller disposed a portion of its entire equity interest in the Group to the Buyer, representing 90% of the outstanding common stock, while retaining the remaining 10%. The transaction was completed on December 29,2025, at which point the Group ceased to be a subsidiary of the Seller. The retained 10% non-controlling interest was recorded at its fair value of $294,429 on the deconsolidation date and is presented as a long term investment in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 323. The carrying value of the net assets disposed of was $7,354,681, and the resulting loss on divestment of $18,419,967 was recognized in the consolidated statement of operations.

The following tables set forth statement of operations of discontinued operations which were included in the Company’s consolidated financial statements:

For the period from October 3, 2025 to December 31, 2025
USD
Revenue	2,957,573
Cost of sales	(2,079,574)
Gross profit	877,999

Operating expenses
Amortization And Depreciation	(433,349)
Development expenses	(276,384)
Selling expenses	(1,643,611)
General and administrative expenses	(1,225,463)
Allowance for credit loss	(4,313)
Inventory Impairment loss	(266,135)
Total operating expenses	(3,836,620)

Net operating loss	(2,958,621)

Other expenses
Finance Expense	(301,014)
Other expenses, net	(18,419,893)
Transaction costs	(2,745,803)
Foreign exchange	19,202
Total other expenses	(21,447,508)

Net Loss from discontinued operations	(24,406,129)

Loss from divestment of subsidiaries under discontinued operations:

Considerations Received	2,649,859
Less: Net assets divestment	7,354,681
Good will generated from acquisition	14,009,500
Add: Fair value of 10% minority interest in divestment	294,429
Loss from divestment of subsidiaries	(18,419,967)

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

17.	Financial instruments and financial risks

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risk relevant to the Group is credit risk.

The management team reviews and agrees policies and procedures for the management of financial risks. There has been no change of the Group’s exposure to the financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and cash equivalents), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require a collateral.

The Group considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Payment terms are specified in agreements between the Group and the platforms and agencies. The Group generally reconciles with the platforms and agencies at the end of each month for the price of impressions filled in that month. Specific payment terms may vary by agreement but are generally sixty days or less.

As of December,31, 2025, Accounts receivables amounted to $5,689,538, and are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Group reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Group determines amounts are no longer collectible.

The movements in credit loss allowance are as follows:

Credit loss allowance
$
Balance as of December 31, 2024	491,245
Changes in credit risk	820,987
Written off	(1,110,558)
Exchange rate difference	6,453
Balance as of December 31, 2025	208,127

Core AI Holdings, Inc. And Its Subsidiary

Notes to The Consolidated Financial Statements

For The Year Ended December 31, 2025 and 2024

(Expressed In United States Dollars)

Liquidity risk

Liquidity risks refer to the risks in which the Group and Group encounters difficulties in meeting its short-term obligations. Liquidity risks are managed by matching the payment and receipt cycle.

The table below summarizes the maturity profile of the Group and Group’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations:

	Less than 1 year	More than 1 years but less than 5 years	More than 5 years	Total
Group	$	$	$	$

Financial assets
Cash and cash equivalents	1,931,174	-	-	1,931,174
Other receivables	2,748,769	1,122,960	-	3,871,729
Trade receivables	5,689,538	-	-	5,689,538
As of December 31, 2025	10,361,481	1,122,960	-	11,492,441

Financial liabilities
Trade and other payables	8,788,681	1,329,365	-	10,118,046
Taxes payables	22,929	-	-	22,929
As of December 31, 2025	8,811,610	1,329,365	-	10,140,975

Net undiscounted financial assets as of December 31, 2025	1,557,871	(206,405)	-	1,351,466

Market risks

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates that will affect the Group’s income or the value of its holdings of financial instruments. The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group entities transact business in certain foreign currencies, mainly United State dollars, other than the respective functional currencies of the Group entities, and hence is exposed to foreign currency risks. Since the financial assets and liabilities of the Group entities are short-term in nature, their exposure to foreign currency risk is not significant. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

18.	Commitments and Contingencies

The Group’s agreements with platforms and agencies typically obligate the Group to provide indemnity and defense for losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. No material demands have been made upon the Group to provide indemnification under such agreements and there are no claims that the Group is aware that could have a material effect on the Group’s financial statements.

19.	Subsequent events

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

