Form 20-F/A
period 2025-12-31
Core AI Holdings, Inc.
filed 2026-05-26
CIK 1649009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

Amendment No. 1 to Form 20-F

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

Yes ☐ No ☐

EXPLANATORY NOTE

This Form 20-F/A Amendment No. 1 to the Annual Report on Form 10-Q for the year ended December 31, 2025, of Core AI Holdings, Inc., a British Columbia, Canada corporation (the “Company”) is being filed solely to include as Exhibit 10.24, the letter dated May 19, 2026, from Barzily & Co., CPA’s (“Barzily”), the Company’s former registered independent accounting firm, to the Office of the Chief Accountant of the Securities and Exchange Commission regarding their agreement with the statements made in “Item 16F. Change in Registrant’s Certifying Accountant - (a) Release of Previous Independent Registered Public Accounting Firm” with respect to Barzily.

2

ITEM 19. EXHIBITS

Exhibit	Description
3.1	Articles of Association of the Company (incorporated by reference to the Company’s Registration Statement on Form F-1/A filed on December 1, 2021)
3.2	Notice Of Second Alteration of Articles of Siyata Mobile Inc., filed April 9, 2024 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K filed on April 15, 2024)
3.3	Notice Of Fourth Alteration of Articles of Siyata Mobile Inc., filed October 29, 2024 (incorporated by reference to Exhibit 3.3 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
4.1	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed on May 10, 2024)
4.2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed on July 2, 2024)
4.3	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Company’s Registration on Form F-1 filed on August 12, 2024).
4.4*	Form of Pre-funded Warrant to purchase 588,236 shares of Core AI Holdings Inc. at any exercise price of $0.00004
10.01	Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Company’s Registration on Form F-1 filed on November 18, 2021).
10.02	Promissory Note, dated January 29, 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed on February 1, 2024)
10.03	Securities Purchase Agreement, dated January 29, 2024, by and between the Company and the Investor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on February 1, 2024)
10.04	Securities Purchase Agreement, dated May 7, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on May 10, 2024)
10.05	Consulting Agreement, between the Company and IR Agency, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on May 13, 2024).
10.06	Addendum to Consulting Agreement, between the Company and IR Agency, LLC (incorporated by reference to Exhibit 10.26 of the Company’s Amendment No. 3 to the Registration Statement on Form F-1 filed on June 26, 2024).
10.07	Securities Purchase Agreement, dated June 26, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on July 2, 2024)

3

10.08	Second Addendum to Consulting Agreement, between the Company and IR Agency, LLC (incorporated by reference to Exhibit 10.28 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on August 12, 2024).
10.09	Placement Agency Agreement by and between Siyata Mobile Inc. and Spartan Capital Securities, LLC dated August 13, 2024 (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed on August 16, 2024)
10.10	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated August 13, 2024 (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on August 12, 2024).
10.11	Promissory Note, dated August 30, 2024 (incorporated by reference to Exhibit 10.31 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
10.12	Securities Purchase Agreement, dated August 30, 2024, by and between the Company and the Investor (incorporated by reference to Exhibit 10.32 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
10.13	Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 21, 2024 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on October 25, 2024)
10.14	Amendment to the Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 28, 2024 (incorporated by reference to Exhibit 10.34 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
10.15	Registration Rights Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 21, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed on October 25, 2024)
10.16	Securities Purchase Agreement, dated October 31, 2024 (incorporated by reference to Exhibit 10.36 of Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on November 7, 2024).
10.17	First Amendment to the Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of October 28, 2024 (incorporated by reference to Exhibit 10.37 of Post-Effective Amendment to the Company’s Registration Statement on Form F-1 filed on November 18, 2024).
10.18	Second Amendment to the Equity Purchase Agreement between the registrant and Hudson Global Ventures, LLC, dated as of November 18, 2024 (incorporated by reference to Exhibit 10.38 of Post-Effective Amendment to the Company’s Registration Statement on Form F-1 filed on November 18, 2024).
10.19	Equity Purchase Agreement dated January 14, 2025 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed on January 21, 2025)
10.20	Registration Rights Agreement dated January 14, 2025 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed on January 21, 2025)
10.21	Merger Agreement, by and among Siyata Mobile Inc., Siyata Core Acquisition U.S., Inc., and Core Gaming, Inc., dated February 26, 2025 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 6-K filed on February 26, 2025)
10.22	Amended Merger Agreement, by and among Siyata Mobile Inc., Siyata Core Acquisition U.S., Inc., and Core Gaming, Inc., dated August 25, 2025 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 6-K filed on August 29, 2025)
10.23	Stock Purchase Agreement among Core AI Holdings Inc., Siyata PTT and Mr. Marc Seelenfreund dated December 29, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on December 31, 2025)
10.24**	Letter from Barzily & Co., CPA’s to the Office of the Chief Accountant, Securities and Exchange Commission. dated May 19, 2026
12.1**	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2**	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350.

*	Previously filed.
**	Filed herewith.
#	Management contracts or compensatory plans, contracts or arrangements.

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

CORE AI HOLDINGS, INC.

Date: May 26, 2026	By:	/s/ Aitan Zacharin
Aitan Zacharin
Chief Executive Officer

5